New Found Gold Corp.

Hammerdown Gold Project

Preliminary Economic Assessment

Newfoundland & Labrador, Canada

Authors:

Stephen Coates, P.Eng.

Christian Beaulieu, P.Geo.

Mike Levy, P.Eng.

Chafana Hamed Sako, P.Geo.

James Guiraud, P.Geo.

Stacy J. Freudigmann, P.Eng.

Sheldon H. Smith, P.Geo.

J. Alex Mcintyre, P.Eng.

Neil J. Lincoln, P.Eng.

Dachun (David) Jin, P.Eng.

William Richard McBride, P.Eng.

CA0063999.7786-001-R-Rev0

Effective Date: February 18, 2026

Issue Date: March 16, 2026

Prepared for

Maritime Resources, a wholly owned subsidiary of New Found Gold Corp. 2 Industrial Park, Springdale, Newfoundland, A0J 1T0, Canada

Prepared by

WSP Canada Inc.

36 Pippy Place, St. John's, Newfoundland, A1B 3X4, Canada

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	ii

Date and Signature Page

This Technical Report on Hammerdown Gold Project is submitted to Maritime Resources Corp., a wholly owned subsidiary of New Found Gold, and is effective as of February 18, 2026.

Qualified Person	Responsible for Parts
Original signed and stamped by Stephen Coates, P.Eng. Evomine Consulting Inc. Date signed: March 16, 2026	1.13.3, 1.21.2, 1.22.3, 1.23.2, 1.24.5, 16.1, 16.4, 16.5, 16.6, 16.7, 16.8, 18.9, 21.3.2, 21.4.1, 25.2, 26.3
Original signed and stamped by Christian Beaulieu, P.Geo. Minéralis Consulting Services Inc. Date signed: March 16, 2026	4.1 to 4.5, 5, 6, 7.1, 7.2, 8.1, 10.1, 10.2, 11.0, 11.1.1 to 11.1.6, 12.1, 14.0, 14.1, 23, 25.1.1, and 26.1.1, and relevant sub-sections pertaining to the Hammerdown deposit of Section 1.
Original signed and stamped by Mike Levy, P.Eng. JDS Energy & Mining Inc. Date signed: March 16, 2026	1.13.1 and 16.2
Original signed and stamped by Chafana Hamed Sako, P.Geo. Norda Stelo Inc. Date signed: March 16, 2026	1.5.2, 1.6.2, 1.8.2, 1.9.2, 1.10.2, 1.12.3, 1.22.1, 1.23.1, 10.3, 11.1.7, to 11.1.8, 14.2, 14.3, 25.1.2 and 26.1.2, and other relevant sub-sections pertaining to the Orion deposit of Section 1.
Original signed and stamped by James Guiraud, P.Geo. Norda Stelo Inc. Date signed: March 16, 2026	1.5.3, 1.6.3, 1.7, 1.8.3, 1.9.3, 1.10.3, 1.12.4, 1.22.1, 1.23.1, 7.2, 7.3, 8.1.2, 8.2,
8.3, 9, 10.4, 10.5, 11.2, 12.2, 25.1.3 and 26.1.3, and other relevant sub-sections pertaining to the Stog'er Tight deposit of Section 1.
Original signed and stamped by Stacy J. Freudigmann, P.Eng. Canenco Consulting Corp. Date signed: March 16, 2026	1.11, 1.18 (Crush & Sort), 1.24.4, 1.24.6, 13,17.2, 21.2.5, 21.2.8, 21.2.9, 21.4.4, 25.3, and 26.4

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	iii

Qualified Person	Responsible for Parts
Original signed and stamped by Sheldon H. Smith, P.Geo. Stantec Consulting Ltd. Date signed: March 16, 2026	4.6, 16.3, 20 and related disclosure in Sections 1, 21, 25, 26, and 27
Original signed and stamped by J. Alex Mcintyre, P.Eng. Knight Piésold Ltd. Date signed: March 16, 2026	18.8.3, 18.10, 20.7 (Pine Cove and Stog'er Tight), 21.2.1 (Tailings), and 21.4.7, and relevant sub-sections in Section 1.
Original signed and stamped by Neil J. Lincoln, P.Eng. Lincoln Metallurgical, Inc. Date signed: March 16, 2026	17.1, 17.3, 21.4.2, 21.4.5, 21.4.6 and 25.3, and other relevant sub-sections in Section 1.
Original signed and stamped by Dachun (David) Jin, P.Eng. WSP Canada Inc. Date signed: March 16, 2026	1.15, 1.24.7, 18.1 to 18.7, 18.8.1 to 18.8.2, 25.4 and 26.5, and other relevant sub-sections in Section 1.
Original signed and stamped by William Richard McBride, P.Eng. WSP Canada Inc. Date signed: March 16, 2026	1.1, 1.16, 1.18, 1.19, 1,21.1, 1.21.2, 2, 19, 21.1, 21.2.1, 21.2.2, 21.2.3, 21.3.1, 21.3.3, 21.3.4, 21.3.5, 21.3.6, 21.3.7, 21.3.8, 21.4.1, 21.4.3, 22, 25.6, 25.7

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	iv

Abbreviations

Units of Measure

above mean sea level	amsl	hours per week	h/wk
acre	ac	hours per year	h/a
ampere	A	inch	in
annum (year)	a	kilo (thousand)	k
billion	B	kilogram	kg
billion tonnes	Bt	kilograms per cubic metre	kg/m3
billion years ago	Ga	kilograms per hour	kg/h
British thermal unit	BTU	kilograms per square metre	kg/m2
Centimetre	cm	kilometre	km
cubic centimetre	cm3	kilometre	km
cubic feet per minute	cfm	kilometres per hour	km/h
cubic feet per second	ft3/s	kilopascal	kPa
cubic foot	ft3	kiloton	kt
cubic inch	in	kilovolt	kV
cubic metre	m3	kilovolt-ampere	kVa
cubic yard	yd3	kilowatt	kW
day	d	kilowatt hour	kWh
days per week	d/wk	kilowatt hours per tonne	kWh/t
days per year (annum)	d/a	kilowatt hours per year	kWh/a
dead weight tonnes	DWT	less than	<
decibel adjusted	Ba	litre	L
decibel	dB	litres per minute	L/m
degree	°	megabytes per second	Mb/s
degrees Celsius	°C	megapascal	Mpa
diameter	ø	megavolt-ampere	Mva
dollar (American)	US$	megawatt	MW
dollar (Canadian)	CAN$	metre	m
dry metric ton	mt	metres above sea level	masl
foot	ft	metres Baltic sea level	mbsl
gallon	gal	metres below ground surface	mbgs
gallons per minute	gpm	metres per minute	m/min
Gigajoule	GJ	metres per second	m/s
Gigapascal	GPA	microns	µm
Gigawatt	GW	milligram	mg
Gram	g	milligrams per litre	mg/L
grams per litre	g/L	millilitre	mL
grams per tonne	g/t	millimetre	mm
greater than	>	million	M
hectare (10,000 m2)	ha	million bank cubic metres	Mbm[3]
hertz	Hz	million bank cubic metres per annum	Mbm3/a
horsepower	hp	million tonnes	Mt
hour	h	minute (plane angle)	'
hours per day	h/d	minute (time)	min

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	v

month	mo	square centimetre	cm2
ounce	oz	square foot	ft2
pascal	Pa	square inch	in2
centipoise	mPa∙s	square kilometre	km2
parts per million	ppm	square metre	m2
parts per billion	ppb	three-dimensional	3D
percent	%	tonne (1,000 kg) (metric ton)	t
pound(s)	lb	tonnes per day	t/d
pounds per square inch	psi	tonnes per hour	t/h
revolutions per minute	rpm	tonnes per year	t/a
second (plane angle)	"	tonnes seconds per hour metre cubed	ts/hm3
second (time)	s	volt	V
short ton (2,000 lb)	st	week	wk
short tons per day	st/d	weight/weight	w/w
short tons per year	st/y	wet metric ton	wmt
specific gravity	SG

Acronyms

AA	Atomic Absorption
Ai	Abrasion Index
AIIP	Airborne Inductive Induced Polarization
Anaconda	Anaconda Ming Inc.
AP	Acid Potential
APS	Azimuth Point System
ARD	Acid Rock Drainage
BACT	Best Available Control Technologies
BTS	Brazilian Indirect Tensile Strength
BVL	Baie Verte - Brompton Line
BWi	Bond Work Index
CALA	Canadian Analytical Laboratories Association
Canenco	Canenco Consulting Corp.
CCME	Canadian Council of Ministers of the Environment
CDA	Canadian Dam Association
CIL	Carbon-in-Leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CNF	Captain Nemo Fault
CNWA	Canadian Navigable Waters Act
CNWAD	Cyanide Weak-Acid Dissociable
CoA	Certificate of Approval
CoG	Cut-off Grade
COSEWIC	Committee on the Status of Endangered Wildlife in Canada
COV	Coefficient of Variations
CRM	Certified Reference Materials
CWI	Crushing Work Index

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	vi

CWQG-FAL	Water Quality Guidelines for the Protection of Aquatic Life
DDH	Diamond Drill hole
DCF	Discounted Cash Flow
DEM	Digital Elevation Model
DFO	Department of Fisheries and Oceans
DGI	DGI Geoscience
DHS	Drill hole Spacing
EA	Environmental Assessment
EAL	Eastern Analytical Ltd.
EDMS	Environmental Data Management System
EEM	Environmental Effects Monitoring
EGL	Effective Grinding Length
EM	Electromagnetic
ESA	Endangered Species Act
ESA	Environmental Site Assessment
Evomine	Evomine Consulting Inc.
FEL	Front-End Loader
FireFly	FireFly Metals Canada Ltd.
FS	Feasibility Study
FW	Footwall
GCI	Geochemico Consulting Inc.
HADD	Harmful Alteration and Disruption or Destruction
HDZ	Hammerdown Deformation Zone
HGP	Hydrometallurgical Plant
HW	Hanging Wall
ID2	Inverse Distance Squared
ID3	Inverse Distance Cubed
IEC	International Electrotechnical Commission
IET	Department of Industry, Energy, and Technology
IP	Induced Polarization
IRR	Internal Rate of Return
ISO	International Organization for Standardization
JDS	JDS Energy and Mining Inc.
KNA	Kriging Neighbourhood Analysis
KP	Knight Piésold Consulting Ltd.
KPC	King's Point Complex
LG	Low Grade
LM	Lincoln Metallurgical Inc.
LOM	Life-of-Mine
LOMP	Life-of-Mine Plan

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	vii

Maritime	Maritime Resources Corp.
MDMER	Metal and Diamond Mining Effluent Regulations
MEA	Mineral Exploration Approval
MERS	Mine Effluent Reporting System
Minéralis	Minéralis Consulting Services Inc.
MinLAP	Mineral Lands Administration Portal
ML	Metal Leaching
MPC	Mine Plan Composite
MRE	Mineral Resource Estimate
MTM	Modified Transverse Mercator
MTO	Material Take-Off
New Found Gold	New Found Gold Corp.
NL	Newfoundland and Labrador
NLDECCC	NL Department of Environment, Conservation and Climate Change
NLDEM	NL Department of Energy and Mines
NLDFAL	NL Department of Forestry, Agriculture and Lands
NL EPA	NL Environmental Protection Act
NN	Nearest Neighbour
Norda	Norda Stelo Inc.
NP	Neutralization Potential
NPI	Net Profits Interest
NPV	Net Present Value
NSR	Net Smelter Return
OK	Ordinary Kriging
PAANL	Protected Areas Association of Newfoundland and Labrador
PAG	Potentially Acid Generating
PCM	Pine Cove Mill
PEA	Preliminary Economic Assessment
PFS	Prefeasibility Study
QA/QC	Quality Assurance / Quality Control
QFP	Quartz Feldspar Porphyry
QP	Qualified Person
RC	Reverse Circulation
RCP	Rehabilitation and Closure Plan
RDL	Reportable Detection Limit
RMR	Rock Mass Rating
ROM	Run of Mine
RPEEE	Reasonable Prospects of Eventual Economic Extraction
RQD	Rock Quality Designation
SAG	Semi-Autogenous Grinding

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	viii

SAR	Species at Risk
SARA	Species at Risk Act
Shoreline	Shoreline Aggregates Inc.
Signal Gold	Signal Gold Inc.
SLR	SLR Consulting (Canada) Ltd.
SOCC	Species of Conservation Concern
SPC	Starter Pit
SPT	Sprucy Pond Trend
Stantec	Stantec Consulting Ltd.
Terrane	Terrane Geoscience Inc.
TSF	Tailings Storage Facility
UCS	Unconfined Compressive Strength
USGS	United States Geological Survey
UTM	Universal Transverse Mercator
VC	Variability Composite
VMS	Volcanic Massive Sulphide
VTEM	Versatile Time Domain Electromagnetic
WiBM	Bond Ball Mill Work Index
WOL	Whole-Ore-Leach
WRSA	Waste Rock Storage Areas
WSP	WSP Canada Inc.
WRMD	Water Resources Management Division
XRT	X-Ray Transmission
ZTEM	Z-Axis Tipper Electromagnetic

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	ix

Table of Contents

1.	Summary	1
1.1	Introduction	1
1.2	Location/Property Description	1
1.2.1	Environmental Liabilities	2
1.2.2	Permits	2
1.3	Accessibility, Climate, Local Resources, Infrastructure and Physiography	2
1.4	History	3
1.5	Geological Setting and Mineralization	4
1.5.1	Hammerdown	4
1.5.2	Orion	5
1.5.3	Stog'er Tight	5
1.6	Deposit Types	6
1.6.1	Hammerdown Deposit	6
1.6.2	Orion Deposit	6
1.6.3	Stog'er Tight Deposit	7
1.7	Exploration	7
1.7.1	Hammerdown Property	7
1.7.2	Pine Cove Property	8
1.8	Drilling	9
1.8.1	Hammerdown Deposit	9
1.8.2	Orion Deposit	10
1.8.3	Stog'er Tight Deposit	10
1.9	Sample Preparation, Analyses and Security	11
1.9.1	Hammerdown Deposit	11
1.9.2	Orion Deposit	11
1.9.3	Stog'er Tight Deposit	12
1.10	Data Verification	13
1.10.1	Hammerdown Deposit	13
1.10.2	Orion Deposit	13
1.10.3	Stog'er Tight Deposit	13
1.11	Mineral Processing and Metallurgical Testing	14
1.12	Mineral Resource Estimates	15
1.12.1	Introduction	15
1.12.2	Hammerdown Deposit	16
1.12.3	Orion Deposit	17

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	x

1.12.4	Stog'er Tight Deposit	19
1.13	Mining Methods	20
1.13.1	Geotechnical Considerations	20
1.13.2	Hydrogeological Considerations	21
1.13.3	Mining	21
1.14	Recovery Methods	22
1.15	Project Infrastructure	23
1.16	Market Studies and Contracts	24
1.17	Environmental Studies, Permitting and Social or Community Impact	25
1.18	Capital and Operating Costs	26
1.18.1	Capital Costs	26
1.18.2	Operating Costs	28
1.19	Economic Analysis	29
1.20	Adjacent Properties	35
1.21	Interpretations and Conclusions	35
1.21.1	Geology and Mineral Resources	35
1.21.2	Mining Methods	36
1.21.3	Recovery Methods	37
1.21.4	Project Infrastructure	37
1.21.5	Environmental Studies, Permitting and Social and Community Engagement	37
1.21.6	Capital and Operating Cost Estimates	38
1.21.7	Economic Analysis	38
1.22	Opportunities	38
1.22.1	Mineral Resource	38
1.22.2	Mining	38
1.23	Risks	39
1.23.1	Mineral Resource	39
1.23.2	Mining	39
1.24	Recommendations	39
1.24.1	Mineral Resource	39
1.24.2	Mineral Processing and Metallurgical Testing	40
1.24.3	Mining Methods	41
1.24.4	Recovery Methods	41
1.24.5	Project Infrastructure	41
1.24.6	Environment, Permitting and Social and Community Engagement	42
2.	Introduction	43
2.1	Terms of Reference and Purpose of the Report	43
2.2	Qualifications of Consultants	45
2.3	Sources of Information	48

Hammerdown Gold Project
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Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xi

2.4	Site Visit	48
2.5	List of Previous Relevant Technical Reports	51
2.6	Units of Measure	51
2.7	Effective Date	52
3.	Reliance on Other Experts	53
4.	Property Description and Location	54
4.1	Description and Location	54
4.1.1	Hammerdown Property - Green Bay, Whisker Valley, and Gull Ridge Blocks	55
4.1.2	Pine Cove Property	56
4.2	Property Ownership Summary	58
4.2.1	Hammerdown Property	59
4.2.2	Pine Cove Property	59
4.2.3	New Found Gold Acquisition	59
4.3	Mineral Tenure Information and Maintenance	59
4.4	Access and Surface Rights	61
4.4.1	Existing Mining Lease Infrastructure	65
4.5	Royalties	67
4.5.1	Hammerdown Property	67
4.5.2	Pine Cove Property	71
4.6	Environmental Liabilities	74
4.6.1	Hammerdown/Orion	74
4.6.2	Stog'er Tight	75
4.6.3	Pine Cove	75
4.7	Permits	76
5.	Accessibility, Climate, Local Resources, Infrastructure and Physiography	77
5.1	Access	77
5.1.1	Hammerdown Property	77
5.1.2	Pine Cove Property	77
5.2	Climate	78
5.3	Infrastructure	79
5.3.1	Hammerdown Property - Green Bay, Whisker Valley, and Gull Ridge Blocks	79
5.3.2	Pine Cove Property	79
5.4	Physiography	80
6.	History	81
6.1	Hammerdown Property History	81
6.1.1	Exploration History	81
6.1.2	Historical Resource Estimates	83

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xii

6.1.3	Past Production	83
6.2	Pine Cove Property History	83
6.2.1	Exploration History	83
6.2.2	Historical Resource Estimates	85
6.2.3	Past Production	86
7.	Geological Setting and Mineralization	88
7.1	Regional Geology	88
7.2	The Hammerdown Property	90
7.2.1	The Green Bay Block	90
7.2.2	The Whisker Valley and Gull Ridge Blocks	101
7.3	The Pine Cove Property	105
7.3.1	Geological Framework	105
7.3.2	The Scrape Trend	108
7.3.3	The Goldenville Trend	115
7.3.4	The Deer Cove Trend	116
8.	Deposit Types	117
8.1	Hammerdown Property Deposits	117
8.1.1	Hammerdown and Orion Deposits	118
8.1.2	Other Deposit Types	119
8.2	Pine Cove Property Deposits	120
8.2.1	Stog'er Tight Deposit	120
8.2.2	Other Deposit Types	121
8.3	Descriptive Model	121
8.3.1	Orogenic Gold Deposits Model	121
8.3.2	Volcanogenic Massive Sulphides (VMS) Deposits Model	124
8.3.3	Epithermal System Deposit Model	127
9.	Exploration	131
9.1	Hammerdown Property Exploration - Maritime Resources Corp.	131
9.1.1	Regional Exploration Overview	132
9.1.2	Surface Geochemical Exploration	136
9.1.3	Geophysical Survey	140
9.2	Pine Cove Property Exploration- Signal Gold Inc.	151
9.2.1	Exploration Overview	152
9.2.2	Surface Geochemical Exploration	154
9.2.3	Geophysical Surveys	157
9.3	Exploration Potential	172
9.3.1	Green Bay Block	172
9.3.2	Whisker Valley Block	174

Hammerdown Gold Project
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9.3.3	Gull Ridge Block	175
9.3.4	Pine Cove Property	175
10.	Drilling	177
10.1	Introduction	177
10.2	Hammerdown Property Drilling	180
10.3	Maritime Drilling Procedures and Core Sampling	183
10.3.1	Surveying: Collar and Downhole Surveys	184
10.3.2	Core Delivery	184
10.3.3	Core Sampling Procedures	184
10.3.4	Core Photography	185
10.3.5	Core Cutting	187
10.3.6	Core Storage	188
10.3.7	Channel Sampling Procedures	188
10.3.8	Drill Hole and Channel Sample Database	189
10.3.9	Drilling and Channel Sampling Results	189
10.4	Pine Cove Property Drilling	189
10.5	Signal Gold Drilling Procedures and Core Sampling	193
10.5.1	Diamond Drilling	193
10.5.2	Percussion Drilling	194
11.	Sample Preparation, Analyses and Security	196
11.1	Hammerdown Property	196
11.1.1	Sample Preparation - Pre-2012	196
11.1.2	Sample Preparation - Maritime Resources	197
11.1.3	Analytical Method	197
11.1.4	Sample Security	198
11.1.5	Quality Control & Quality Assurance (Hammerdown Deposit)	198
11.1.6	QP Comments and Recommendations (Hammerdown Deposit)	206
11.1.7	Quality Control & Quality Assurance (Orion Deposit)	206
11.1.8	QP Opinion (Orion Deposit	211
11.2	Pine Cove Property - Stog'er Tight Deposit	212
11.2.1	Sample Preparation	212
11.2.2	Analytical Method	213
11.2.3	Laboratories	213
11.2.4	Sample Security	214
11.2.5	Quality Control & Quality Assurance	214
11.2.6	QP Opinion	218
12.	Data Verification	220
12.1	Hammerdown Deposit	220
12.1.1	Site Visit	220

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xiv

12.1.2	Drill Hole Database Verification	226
12.1.3	Ancillary Data Verification	227
12.1.4	QP Comments and Conclusion	228
12.2	Stog'er Tight Deposit	228
12.2.1	Site Visit	228
12.2.2	Core Review	230
12.2.3	Independent Resampling	233
12.2.4	Database	235
12.2.5	Drill Hole Locations	235
12.2.6	Downhole Survey	236
12.2.7	Historical Holes Assays	236
12.2.8	Signal Holes Assays	237
12.2.9	Conclusion	237
13.	Mineral Processing and Metallurgical Testing	239
13.1	Introduction	239
13.2	Testing and Procedures	239
13.3	Mineralogical Evaluations	241
13.4	Test Work	241
13.4.1	Historical Metallurgical Testing	241
13.4.2	Comminution	242
13.4.3	Grinding and Leach Parameters - Test Program PJ5330	244
13.4.4	Dewatering	247
13.4.5	Detoxification	247
13.4.6	Recent Metallurgical Testing (2024-2025)	248
13.4.7	Comminution	248
13.4.8	Flotation	249
13.4.9	Concentrate Leaching	251
13.4.10	Gravity	252
13.4.11	Dewatering	253
13.4.12	Merrill Crowe	255
13.4.13	Detoxification Testing	255
13.4.14	Recovery Estimate	256
13.5	Recommendations	259
14.	Mineral Resource Estimates	260
14.1	Hammerdown Deposit - Minéralis	261
14.1.1	Mineral Resource Database	262
14.1.2	Geological Models	264
14.1.3	Mined Out Models and Reconciliation	269
14.1.4	Exploratory Data Analysis	272

Hammerdown Gold Project
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Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xv

14.1.5	High Grade Capping	273
14.1.6	High-Grade Restrictions	276
14.1.7	Compositing	277
14.1.8	Variography	279
14.1.9	Grade Contouring	281
14.1.10	Grade Interpolation	282
14.1.11	Bulk Density	285
14.1.12	Block Models	285
14.1.13	Reasonable Prospects of Eventual Economic Extraction Parameters	286
14.1.14	Resource Classification	287
14.1.15	Block Model Validation	293
14.1.16	Mineral Resource Reporting	301
14.1.17	Cut-Off Grade Sensitivities	303
14.1.18	Comparison with Previous Estimation	305
14.1.19	Exploration Potential	307
14.2	Orion Deposit- Norda	308
14.2.1	Methodology	309
14.2.2	Database	309
14.2.3	Geological Models	310
14.2.4	High Grade Capping	313
14.2.5	Compositing	316
14.2.6	Specific Gravity	318
14.2.7	Block Model	318
14.2.8	Variography and Search Ellipsoids	318
14.2.9	Grade Interpolation	322
14.2.10	Block Model Validation	322
14.2.11	Mineral Resource Classification	329
14.2.12	Reasonable Prospects of Eventual Economic Extraction Parameters	332
14.2.13	Optimized Open Pit Cut-Off Parameters	332
14.2.14	Underground Cut-Off Parameters	333
14.2.15	Mineral Resource Reporting	333
14.2.16	Comparison with Previous Estimation	337
14.3	Stog'er Tight Deposit - Norda	339
14.3.1	Methodology	340
14.3.2	Database	340
14.3.3	Geological Models	342
14.3.4	High Grade Capping	344
14.3.5	Compositing	346
14.3.6	Specific Gravity	348
14.3.7	Block Model	348

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xvi

14.3.8	Variography and Search Ellipsoids	348
14.3.9	Grade Interpolation	350
14.3.10	Block Model Validation	353
14.3.11	Mineral Resource Classification	359
14.3.12	Reasonable Prospects of Eventual Economic Extraction Parameters	362
14.3.13	Mineral Resource Reporting	362
14.3.14	Cut-Off Grade Sensitivities	364
14.3.15	Comparison with Previous Estimation	365
15.	Mineral Reserve Estimates	367
16.	Mining Methods	368
16.1	Overview	368
16.2	Geotechnical Analysis and Recommendations	368
16.2.1	Hammerdown and Orion Pit Slopes	368
16.2.2	Stog'er Tight Pit Slopes	376
16.2.3	Conclusions and Recommendations	380
16.3	Hydrogeological Considerations	381
16.3.1	Hammerdown/Orion	381
16.3.2	Stog'er Tight	382
16.3.3	Pine Cove	383
16.4	Open Pit Optimization	384
16.4.1	Optimization Parameters	385
16.4.2	Pit Shell Selection	386
16.5	Dilution	391
16.6	Pit Design	391
16.7	Production Schedule	396
16.8	Mining Operation	400
16.8.1	Drilling and Blasting	400
16.8.2	Loading and Hauling	400
16.8.3	Support Equipment	400
16.8.4	Overhead	400
17.	Recovery Methods	401
17.1	Introduction	401
17.2	Sorting and Crushing	401
17.2.1	Overview	401
17.2.2	Sorting Process Design Criteria	402
17.2.3	Sorting Plant Description	403
17.3	Pine Cove Process Plant	407
17.3.1	Overview	407
17.3.2	Pine Cove Process Description	408

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xvii

18.	Project Infrastructure	411
18.1	Site Access Road	411
18.2	Site Roads	411
18.3	General Site Arrangement	411
18.4	Hammerdown Buildings and Support Infrastructure	414
18.4.1	Stockpile Pads	414
18.4.2	Crusher/Ore Sorter Pad	414
18.4.3	Site Entrance, Gatehouse and Truck Scale	415
18.4.4	Office, Mine Dry and Maintenance	415
18.4.5	Fuel Station	416
18.4.6	Explosives Storage	416
18.5	Pine Cove Buildings and Support Infrastructure	416
18.6	Power	417
18.6.1	Hammerdown Power Distribution	417
18.6.2	Pine Cove Power Distribution	417
18.7	Utilities	418
18.7.1	Water	418
18.7.2	Sewage System	418
18.8	Water Management	418
18.8.1	Hammerdown Mine and Orion Gold Deposit	418
18.8.2	Stog'er Tight Mine	420
18.8.3	Pine Cove Water Management Infrastructure	421
18.9	Mine Haul Roads and Stockpiles	423
18.9.1	Haul Roads	423
18.9.2	Stockpiles	423
18.10	Tailings Storage Facility	427
19.	Market Studies and Contracts	430
19.1	Market Studies	430
19.2	Commodity Price	430
19.3	Contracts	432
20.	Environmental Studies, Permitting and Social or Community Impact	433
20.1	Introduction	433
20.2	Environmental Studies	434
20.2.1	Regional Environmental Setting	434
20.2.2	Site-Specific Environmental Setting	434
20.2.3	Terrestrial Environment	436
20.2.4	Aquatic Environment	438
20.2.5	Hydrology, Surface Water Quality, and Sediment Quality	440
20.2.6	Hydrogeology	443

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xviii

20.2.7	Air Quality	446
20.3	Regulatory Framework, Environmental Monitoring, and Permitting	447
20.3.1	Environmental Assessment	447
20.3.2	Federal Permitting/Approval Requirements	448
20.3.3	Provincial Permitting/Approval Requirements	451
20.3.4	Additional Federal and Provincial Permitting/Approval Requirements	454
20.3.5	Municipal Requirements	455
20.3.6	Environmental Monitoring and Compliance	456
20.4	Social, Cultural and Community Setting	458
20.4.1	Regional Communities and Land Use	458
20.4.2	Indigenous Groups	459
20.4.3	Historical Resources	460
20.5	Community, Indigenous, and Regulatory Relations and Engagement	460
20.5.1	Hammerdown/Orion	461
20.5.2	Stog'er Tight Deposit	461
20.5.3	Pine Cove	461
20.6	Metal Leaching/Acid Rock Drainage	461
20.6.1	Tailings	462
20.6.2	Waste Rock and Ore	463
20.7	Rehabilitation and Closure	464
20.7.1	Progressive Rehabilitation	465
20.7.2	Closure Measures	465
20.7.3	Post-Closure and Long-Term Monitoring	468
20.7.4	Closure Cost Estimates	469
20.7.5	Financial Assurance	470
21.	Capital and Operating Costs	471
21.1	Introduction	471
21.2	Capital Cost Estimate	472
21.2.1	Capital Cost Summary	472
21.2.2	Sustaining Capital	473
21.2.3	Closure and Rehabilitation	473
21.2.4	Major Assumptions - CAPEX	473
21.2.5	Sorter and Crushing Plant Capital	474
21.2.6	Quantity Basis	475
21.2.7	Direct Costs	476
21.2.8	Indirect Costs - Sorter and Crushing Plant	478
21.2.9	Exclusions and Qualifications - Sorter and Crushing Plant	480
21.3	Sustaining Capital	481
21.3.1	Sustaining Capital Costs Summary	481

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xix

21.3.2	Mine Sustaining Capital Costs	481
21.3.3	Processing Sustaining Capital	481
21.3.4	Water Management Sustaining Capital	481
21.3.5	Power, Electrical, and Instrumentation Sustaining Capital	482
21.3.6	Indirects - Sustaining Capital	482
21.3.7	Contingencies - Sustaining Capital	482
21.3.8	Exclusions and Qualifications - Sustaining Capital	483
21.4	Operating Costs	483
21.4.1	Mine Operating Costs	484
21.4.2	Mill Operation	485
21.4.3	Onsite Crushing	485
21.4.4	Sorter and Crushing Plant Operation	485
21.4.5	General and Administration Costs	486
21.4.6	Haulage Mine to Mill	486
21.4.7	TSF and Water Management	486
22.	Economic Analysis	487
22.1	Resultant Summary	487
22.2	General	487
22.3	Forward Looking Information	488
22.4	Economic Criteria	489
22.4.1	Production Decision	489
22.4.2	Metal Price	489
22.4.3	Production Schedule	489
22.4.4	Process Recoveries	489
22.4.5	Commercial Terms and Freight	489
22.4.6	Mineral Royalties	490
22.4.7	Capital and Operating Costs	490
22.4.8	Taxes	490
22.5	Base Case Cash Flow Analysis and Economic Results	491
22.6	Sensitivity Analysis	496
22.7	Scenarios	499
23.	Adjacent Properties	502
23.1	Hammerdown Gold Property Adjacent Properties	502
23.2	Pine Cove Gold Property Adjacent Properties	502
24.	Other Relevant Data and Information	504
25.	Interpretation and Conclusions	505
25.1	Geology and Mineral Resources	505
25.1.1	Hammerdown Deposit	505
25.1.2	Orion Deposit	506

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xx

25.1.3	Stog'er Tight Deposit	507
25.2	Mining Methods	509
25.2.1	Opportunities	510
25.2.2	Risks	510
25.3	Recovery Methods	510
25.4	Project Infrastructure	512
25.4.1	Risks	512
25.5	Environmental Studies, Permitting and Social or Community Impact	514
25.5.1	Environmental Liabilities	514
25.5.2	Environment, Permitting, and Social/Community Engagement	514
25.6	Capital and Operating Costs	516
25.7	Economic Analysis	516
26.	Recommendations	517
26.1	Geology and Mineral Resources	517
26.1.1	Hammerdown Deposit	517
26.1.2	Orion Deposit	518
26.1.3	Stog'er Tight Deposit	518
26.2	Mineral Processing and Metallurgical Testing	520
26.3	Mining Methods	520
26.4	Recovery Methods	520
26.5	Project Infrastructure	521
26.5.1	Water Management	521
26.6	Environment, Permitting and Social and Community Engagement	522
26.6.1	Water Management	522
26.6.2	Fisheries Act and Pond Interaction Considerations	522
26.6.3	Environmental Baseline and Geochemical Programs	522
26.6.4	Permitting and Regulatory Planning	522
26.6.5	Stakeholder, Indigenous, and Regulator Engagement	523
27.	References	524
28.	QP Certificates	539

Table 1.1: Hammerdown Gold Project Consolidated MRE (effective date January 22, 2026)	15
Table 1.2: Summary of Mineral Resources - January 22, 2026	16
Table 1.3: Summary of Orion Deposit Mineral Resources - January 22, 2026	18
Table 1.4: Summary of Stog'er Tight Deposit Mineral Resources - January 22, 2026	19
Table 1.5: Commercial terms for the sale of gold doré	24
Table 1.6: Commodity pricing	24

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxi

Table 1.7: List of cost estimation by contributor firm	26
Table 1.8: Capital cost estimate by area	27
Table 1.9: Operating cost by area	28
Table 1.10: Hammerdown Gold Project PEA summary: key technical assumptions and cost inputs	30
Table 1.11: Economic results summary	31
Table 1.12: Economic metrics sensitivity to variations in the recovery	33
Table 1.13: Economic metrics sensitivity to variations in the gold price	33
Table 1.14: Economic metrics sensitivity to variations in the total OPEX	33
Table 1.15: Economic metrics sensitivity to variations in the total CAPEX (includes Sustaining Capital and Closure Costs)	33
Table 2.1: QP responsibilities	46
Table 2.2: QP site visits to Hammerdown and Pine Cove	49
Table 4.1: Hammerdown Property mineral licence description and status by blocks	57
Table 4.2: Pine Cove Property mineral license description and status	58
Table 4.3: Minimum expenditures for mineral claims in Newfoundland and Labrador	60
Table 4.4: Renewal fees for mineral claims in Newfoundland and Labrador	61
Table 4.5: Mining lease information	63
Table 4.6: Summary of the existing royalty agreements related to the Hammerdown Gold Property	69
Table 4.7: Summary of existing royalty agreements related to the Pine Cove Gold Property	72
Table 6.1: Property history summary	82
Table 6.2: Hammerdown production summary	83
Table 6.3: P&E Mining Consultants 2010 Resource estimate for the Deer Cove Project	86
Table 6.4: Point Rousse production summary	86
Table 9.1: Summary of surface geochemical soil sampling on the Hammerdown Property completed by Maritime and historic operators	137
Table 9.2: Summary of surface geochemical rock sampling on the Hammerdown Property completed by Maritime and historic operators	138
Table 9.3: Summary of geophysical programs completed on the Hammerdown Property by Maritime	141
Table 9.4: Summary of surface geochemical soil sampling on the Pine Cove Property completed by Signal Gold and historic operators	155
Table 9.5: Summary of surface geochemical rock sampling on the Pine Cove Property completed by Signal Gold and historic operators	156
Table 9.6: Summary of geophysical programs completed on the Pine Cove Property by Signal Gold	160
Table 10.1: Drilling and channel sampling on the Hammerdown Property as of June 16, 2025	178
Table 10.2: Drilling and channel sampling on the Pine Cove Property as of June 16, 2025	179
Table 10.3: Summary Table	179

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxii

Table 11.1: Summary of major CRM performance results pertaining to the Hammerdown Deposit	200
Table 11.2: QA/QC Assays - Orion Gold (2011 and 2020-2022)	207
Table 11.3: Results of standards used in Orion Gold Project (2011 and 2020-2022)	208
Table 11.4: Results of standards used in the 2014-2021 drill programs	217
Table 12.1: Validation of drill collar coordinates (NAD 83, UTM Zone 21N)	222
Table 12.2: Independent sampling list	234
Table 13.1: Summary of test work completed	240
Table 13.2: Bond ball mill work index results	242
Table 13.3: Detoxification result summary	247
Table 13.4: Comminution summary	248
Table 13.5: Leach extraction lime and cyanide consumptions per tonne of concentrate	252
Table 13.6: Overall optimized average gold extraction comparing gravity	252
Table 13.7: Continuous detox test results	256
Table 13.8: Test work gold recovery estimates	256
Table 13.9: Operational gold recovery estimates	258
Table 14.1: Hammerdown Gold Project Consolidated MRE (effective date January 22, 2026)	261
Table 14.2: Summary of Mineral Resources - January 22, 2026	262
Table 14.3: Summary of drill holes used for the MRE	263
Table 14.4: Mineralization wireframes summary nomenclature, grouping, and type	266
Table 14.5: Summary of historical production at Hammerdown between 2001 and 2004 (excluding open pit mining)	271
Table 14.6: Summary of gold content from the current MRE model within the mined-out model	271
Table 14.7: Raw assay statistics - gold (length-weighted)	272
Table 14.8: Capping applied to Hammerdown domain groups	273
Table 14.9: Uncapped and capped assay statistics by domain group (length-weighted)	274
Table 14.10: High-grade search restriction thresholds	277
Table 14.11: Composited assays statistics by grouped domains	278
Table 14.12: Selected gold variogram parameters	279
Table 14.13: Search Restriction Thresholds	283
Table 14.14: Block model parameters	285
Table 14.15: Open pit optimization inputs	286
Table 14.16: Statistical comparison of gold assays (capped and uncapped), composites and blocks (ID3 and Nearest Neighbour)	295
Table 14.17: Mineral Resource estimate by domain as January 22, 2026	302
Table 14.18: Hammerdown in-pit cut-off grade sensitivity - Measured and Indicated Mineral Resources	303
Table 14.19: Hammerdown in-pit cut-off grade sensitivity - Inferred Mineral Resources	304

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxiii

Table 14.20: Mineral Resource estimate comparison with previous estimate	306
Table 14.21: Orion deposit MRE (effective date January 22, 2026)	308
Table 14.22: Summary statistics for raw assays - Orion	314
Table 14.23: Comparison of uncomposited and composited capped Au assays - Orion	318
Table 14.24: Variogram model parameters	321
Table 14.25: Search parameters used for interpolation	322
Table 14.26: Input parameters used to calculate the cut-off grade for the Orion Deposit open pit base case	332
Table 14.27: Input parameters used to calculate the cut-off grade for the Orion Deposit underground base case	333
Table 14.28: 2026 Mineral Resource Estimate Statement for the Orion Deposit	335
Table 14.29: 2026 Mineral Resource Estimate Sensitivity to Gold Price	336
Table 14.30: Mineral Resource estimate comparison with previous estimate (Orion)	338
Table 14.31: Stog'er Tight MRE (effective date January 22, 2026)	339
Table 14.32: Summary statistics for raw assays - Stog'er Tight	344
Table 14.33: Comparison of uncomposited and composited capped Au assays - Stog'er Tight	347
Table 14.34: Search parameters - Stog'er Tight	351
Table 14.35: Variogram model parameters for Zone East and Zone West	352
Table 14.36: Comparison between composite mean grades and block model mean grades for all estimation domains	356
Table 14.37: Input parameters used to calculate the cut-off grade for the Stog'er Tight deposit	362
Table 14.38 : 2025 Mineral Resource Estimate for the Stog'er Tight Deposit	364
Table 14.39: Sensitivity of the 2026 MRE to different gold prices (effective date of January 22, 2026)	365
Table 14.40: Mineral Resource estimate comparison with previous estimate (Stog'er Tight)	366
Table 16.1: Summary of rock mass characteristics by lithology	371
Table 16.2: Laboratory strength test results by lithology	378
Table 16.3: Open pit optimization parameters	385
Table 16.4: Open pit optimization results - Hammerdown (including Wisteria)	388
Table 16.5: Open pit optimization results - Orion	389
Table 16.6: Open pit optimization results - Stog'er Tight	390
Table 16.7: Pit slope configuration	393
Table 16.8: Pit physical quantities	396
Table 16.9: Mine and Mill Feed Schedule	399
Table 17.1: Process Design Criteria	402
Table 18.1: Stockpile slope configuration	424
Table 19.1: Commercial terms for the sale of gold doré	430
Table 19.2: Commodity pricing	432

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxiv

Table 21.1: List of cost estimation by contributor firm	471
Table 21.2: Capital cost estimate by area	472
Table 21.3: Currency exchange	473
Table 21.4: Sorter and crushing plant scope of work	474
Table 21.5: Sorting plant CAPEX	475
Table 21.6: Quantity basis - crushing and sorting	476
Table 21.7: Water management SUSEX direct cost summary	481
Table 21.8: Water management SUSEX direct cost details	482
Table 21.9: Operating cost	483
Table 21.10: Mining operating costs	485
Table 21.11: Breakdown of process operating costs	486
Table 22.1: Commercial terms for the sale of gold doré	489
Table 22.2: Taxes estimation summary	491
Table 22.3: Economic results summary	491
Table 22.4: Hammerdown Gold Project PEA Summary: Key Technical Assumptions and Cost Inputs	492
Table 22.5: Summary of production schedule and cash flows - Base Case by year	495
Table 22.6: Economic metrics sensitivity to variations in the recovery	496
Table 22.7: Economic metrics sensitivity to variations in the gold price	496
Table 22.8: Economic metrics sensitivity to variations in the total OPEX	497
Table 22.9: Economic metrics sensitivity to variations in the total CAPEX (includes Sustaining Capital and Closure costs)	497
Table 22.10: Economic indicator - Base Case	499
Table 22.11: Scenarios evaluated using economic analysis model	500
Table 26.1: Recommended diamond drill hole budget for Hammerdown deposit	517
Table 26.2: Recommended diamond drill hole budget for Orion deposit	518
Table 26.3: Recommended diamond drill hole and resampling programs budget for Stog'er Tight deposit	520

Figure 1.1: Pine Cover overall flowsheet	23
Figure 1.2: Annual and cumulative cash flows	32
Figure 1.3: After-tax NPV 5%: sensitivity to recovery, price, CAPEX, and OPEX	34
Figure 1.4: After-tax percent variation in NPV 5%: sensitivity to recovery, price, CAPEX, and OPEX	34
Figure 4.1: Location map of the Hammerdown Gold Project, comprising the Hammerdown and Pine Cove properties in north-central Newfoundland; inset map of the Island of Newfoundland	55

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxv

Figure 4.2: Hammerdown Property comprising the Green Bay, Whisker Valley and Gull Ridge blocks with mineral licenses and mining leases	56
Figure 4.3: Pine Cove Property mineral licences and mining leases	57
Figure 4.4: Hammerdown and Orion deposit pit shells relative to municipal boundaries, planning zones, and infrastructure	64
Figure 4.5: Stog'er Tight deposit pit shells relative to municipal boundaries, planning zones, and infrastructure	65
Figure 5.1: Access to the Hammerdown and Pine Cove properties	78
Figure 7.1: Generalized geologic map of the island of Newfoundland showing the distribution of geological terranes, fault zones, gold deposits, and selected gold prospects and showings	89
Figure 7.2: Geology map with historical mineral occurrences and prospects of the Green Bay, Whisker Valley, and Gull Ridge blocks	90
Figure 7.3: Property geology of the Green Bay Block and associated mineral occurrences	91
Figure 7.4: SW-NE cross-section A-A' emphasizing the regional structural disposition of the Indian Brook and Long Pond formations of the lower Catchers Pond Group and their interpreted relationship to rocks of the Western Arm and Lushs Bight groups.	92
Figure 7.5: NW-SE cross-section B-B' showing the structural disposition of the Catchers Pond Group around the Hammerdown-Orion belts	93
Figure 7.6: The Hammerdown-Rumbullion-Muddy Shag vein system observed in plan view	94
Figure 7.7: Cross section of the Hammerdown deposit- 5045 East	95
Figure 7.8: Example of veining and mineralization from the Hammerdown deposit	95
Figure 7.9: Detailed geological map of the Orion deposit	96
Figure 7.10: Cross-section of the Orion deposit looking towards the northeast	97
Figure 7.11: Interpretive map of the Lochinvar deposit and Beetle Pond prospect with intercepts from historical drilling	98
Figure 7.12: Cross section of the Lochinvar deposit depicting higher grade intercepts	99
Figure 7.13: Interpretive plan map and significant intersections on the Rendell-Jackman showing	100
Figure 7.14: Cross-section of the Rendell-Jackman showing outlining intercepts of interest	101
Figure 7.15: Geology of Whisker Valley Property	102
Figure 7.16: Local geology map of the Whisker Valley prospect	103
Figure 7.17: Typical mineralization and host rock lithologies at Whisker Valley	104
Figure 7.18: Core photograph of the typical alkaline gabbro at Gull Ridge with disseminated pyrrhotite + pentlandite + chalcopyrite ± pyrite	105
Figure 7.19: Geological map of the Pine Cove Property	106
Figure 7.20: Representative stratigraphic column of the Pine Cove Property	107
Figure 7.21: Regional geological cross section sketch at the Pine Cove property	108
Figure 7.22: Geological map of the Pine Cove mine area	109

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxvi

Figure 7.23: Cross-section of the Pine Cove mine along 2950E (looking towards the west)	110
Figure 7.24: Typical lithologies exposed at Pine Cove	111
Figure 7.25: Typical high-grade ore - Pine Cove mine	111
Figure 7.26: A) Simplified geological map of the Stog'er Tight area after the unpublished geological map of Anaconda Mining (2018) and Pitman et al (2020); B, C ) Geological cross sections through the Stog'er Tight deposit from Copeland et al (2015); D) Representative section showing the ore zone and the alteration halos of the deposit after Ramezani (1992) and Ramezani et al (2000	112
Figure 7.27: Geological model constraining lithology and mineralization at the 278 and Gabbro zones, as well as the main pit area, of the Stog'er Tight deposit. (Grid: NAD 83 MTM Zone 2)	113
Figure 7.28: Coarse pyrite associated with quartz veined and strongly albitized gabbro from the Stog'er Tight deposit	113
Figure 7.29: Geological map of the Argyle mine	114
Figure 7.30: Geological Section 4+25E - Argyle deposit	115
Figure 7.31: Left: Typical ore from the Goldenville prospect. Right: Coarse gold marginal to quartz veining - Deer Cove deposit	116
Figure 8.1: Schematic illustration of the various types of gold deposits, shown at their inferred crustal level of formation	118
Figure 8.2: Tectonic setting of auriferous mineral systems	122
Figure 8.3: Schematic diagram of typical vein geometry and their relationship to shear zones and the local strain field	123
Figure 8.4: Schematic representation of geodynamic environments favorable to SMV formation, including divergent plate settings (mid-ocean ridge and back-arc basin) and convergent plate settings (oceanic and continental arc).	124
Figure 8.5: Classic cross-section showing the characteristic elements of a VMS deposit based on the modern TAG sulphide deposit on the Mid-Atlantic Ridge	125
Figure 8.6: Mineral zonation in a typical VMS deposit	126
Figure 8.7: Sketch diagrams showing the mineralogic zonation at two different scales around epithermal orebodies associated with the Low-sulphidation subtype (above) and High-sulphidation subtype (below)	128
Figure 9.1: Compilation map of geology and interpreted mineralized trends at Whisker Valley	133
Figure 9.2: Compilation map of trench channel samples, drill intercepts, soil sampling, IP from the Gary Vein Trend on the Whisker Valley claims	134
Figure 9.3: Compilation map of soil and rock samples collected at El Strato	135
Figure 9.4: Soil sample gold assay results for the Hammerdown Property	139
Figure 9.5: Rock sample gold assay results	140
Figure 9.6: 2019 Questor Total Magnetic Intensity Whisker Valley and Gull Ridge Properties	143
Figure 9.7: 2019 Questor total magnetic intensity Green Bay Property	144
Figure 9.8: 2021 Geotech VTEM - magnetic total magnetic intensity mapping Hammerdown Property	145

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxvii

Figure 9.9: 2021 Whisker Valley, Gull Ridge and Green Bay blocks ZTEM map depicting shallow 30Hz channel	146
Figure 9.10: 2010-2016 Hammerdown ground magnetic CVG	147
Figure 9.11: 2017 Whisker Valley dipole-dipole IP chargeability 8 m and 50 m plan slices	148
Figure 9.12: 2020 Hammerdown Volterra 3D IP chargeability greater than 17mV/V	149
Figure 9.13: 2021 Whisker Valley Fluorite Zone IP chargeability	149
Figure 9.14: 2021 Whisker Valley Nest Zone IP Chargeability	150
Figure 9.15: 2021 Birchy Island Pond - IP chargeability	151
Figure 9.16: Map of claims showing interpreted gold trends and mapped alteration zones of the Pine Cove Property	153
Figure 9.17: Long section of the Pine Cove Property gold trends	154
Figure 9.18: Soil sample gold assay results for the Pine Cove Property	156
Figure 9.19: Rock sample gold assay results for the Pine Cove Property	157
Figure 9.20: LiDAR Survey, Pine Cove Property (formerly Point Rousse Project)	161
Figure 9.21: Ground magnetic survey Argyle	162
Figure 9.22: Ground IP survey Argyle	163
Figure 9.23: Ground magnetic survey Argyle East	164
Figure 9.24: Ground IP survey Argyle East	165
Figure 9.25: Magnetics survey Deer Cove	166
Figure 9.26: IP survey Deer Cove	167
Figure 9.27: Magnetics survey Pine Cove East	168
Figure 9.28: IP survey Pine Cove East	169
Figure 9.29: IP survey Animal Pond	170
Figure 9.30: IP survey Corkscrew-Big Bear	171
Figure 9.31: IP survey Goldenville	172
Figure 9.32: Hammerdown Gold Project with all historic and recent rock samples from drilling and prospecting	174
Figure 9.33: Pine Cove Depth extension, historic Pine Cove Mine cross section looking west	176
Figure 10.1: Drill hole locations from programs completed on the Hammerdown Property	182
Figure 10.2: Drill hole locations from programs completed on the Hammerdown and Orion deposits	183
Figure 10.3: Core photography set-up	186
Figure 10.4: Drill core photography set-up with tablet control	187
Figure 10.5: Maritime Resource cutting facility	188
Figure 10.6: Drill hole locations from programs completed on the Pine Cove Property	192
Figure 10.7: Map depicting drilling and channel sampling for the Stog'er Tight deposit	193
Figure 11.1: Drill core photograph depicting core intervals selected for analysis	197
Figure 11.2: Blank control chart - Hammerdown Deposit - 2018-2025 drilling campaign	199

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxviii

Figure 11.3: Sample control chart of CRM OREAS 218	201
Figure 11.4: Sample Control Chart of CRM OREAS 2229b	201
Figure 11.5: Sample Control Chart of CRM OREAS 230	202
Figure 11.6: Sample Control Chart of CRM OREAS 231	202
Figure 11.7: Sample control chart of CRM OREAS 233	203
Figure 11.8: Sample control chart of CRM OREAS 237	203
Figure 11.9: Sample control chart of CRM OREAS 242	204
Figure 11.10: Diamond drill hole field duplicates - Hammerdown - 2018-2019 drilling campaigns (close-up of <1 g/t Au samples on the right	205
Figure 11.11: Diamond drill hole coarse duplicates - Hammerdown - 2018-2025 drilling campaigns (close-up of <1 g/t Au samples on the right)	206
Figure 11.12: Control chart of Orion OREAS-231	209
Figure 11.13: Distribution of blank assay values - Orion Gold (2011 and 2020-2022)	210
Figure 11.14: Chart detailing the reproducibility of the results after corrections for the Orion Gold's 2020-2022 campaign	211
Figure 11.15: Core logging/storage facility Stog'er Tight deposit	213
Figure 11.16: Graphic illustrating blank results from 2014-2021 drill programs	215
Figure 11.17: Stog'er Tight deposit, lab-lab duplicates gold (g/t)	218
Figure 12.1: RC drilling activities ongoing during the site visit	220
Figure 12.2: Example of drill hole collar	223
Figure 12.3: Example of an outcropping vein	224
Figure 12.4: Drill hole HDGC-24-006 (38.5 m depth) showing Hammerdown style mineralization	225
Figure 12.5: Drill hole HDGC-24-038 (8 m depth) showing Wisteria style mineralization	226
Figure 12.6: Example of historical stope (grey outline) and mineralization model	227
Figure 12.7: Differences in collar elevation	229
Figure 12.8: Site Visit of October 2025 to the project facilities	230
Figure 12.9: Drill core review	231
Figure 12.10: Under-sampling interval example observed in drill holes	232
Figure 12.11: Independent resampling cores 2025	233
Figure 12.12: Linear graphic comparing originals to Norda duplicates (6 samples)	235
Figure 12.13: Cumulative probability plot for gold in recent and historical assays (filter >=0.1 g/t Au, in mineralized zones of the 3D model)	237
Figure 13.1: Overall sorting circuit recovery for Hammerdown and Orion mineralization	241
Figure 13.2: IsaMill test graph	243
Figure 13.3: Overall average gold recovery on different mineralization under varying conditions	244
Figure 13.4: Overall average gold recovery on Orion with carbon-in-leach	245
Figure 13.5: Effect of pulp density on Hammerdown	245

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxix

Figure 13.6: Effect of NaCN dose on Hammerdown	246
Figure 13.7: Effect of grind on rougher flotation performance	249
Figure 13.8: Effect of mass pull and grind on SPC and HAM rougher flotation performance	250
Figure 13.9: Effect of mass pull on deposit rougher flotation performance	250
Figure 13.10: Effect of regrind on rougher concentrate leach extraction	251
Figure 13.11: Effect of time on rougher concentrate leach extraction - (average all tests)	252
Figure 13.12: Thickening results	253
Figure 13.13: Variability vacuum and pressure filtration results	254
Figure 13.14: HD Merrill Crowe results	255
Figure 13.15: Head grade vs. overall recovery - HD/STO	257
Figure 13.16: Head grade vs. overall recovery - ORN/WIS	257
Figure 14.1: Hammerdown drill hole location	263
Figure 14.2: Example of excluded intervals (6 m viewing corridor - looking west)	264
Figure 14.3: Oblique view of the Muddy Shag, Wisteria, Hammerdown, and Rumbullion zones with Whittle pit shell, looking northeast	266
Figure 14.4: Hammerdown, Wisteria and Rumbullion domains - plan view (10 m viewing corridor)	268
Figure 14.5: Mineralization domains - vertical section 554830mE (10 m viewing corridor - looking west) mined-out models and reconciliation	269
Figure 14.6: Log probability plot for Hammerdown Central domain and applied capping threshold	275
Figure 14.7: Log probability plot for Rumbullion East and rp01 domains combined and applied capping threshold	276
Figure 14.8: Histogram of sampled interval lengths within mineralized intervals	278
Figure 14.9: Gold variogram model - m06	280
Figure 14.10: Gold variogram model - n03	280
Figure 14.11: Full thickness grade contours - m06 - Au g/t	281
Figure 14.12: Full thickness grade contours - m08 - Au g/t	282
Figure 14.13: Hammerdown drill spacing cumulative histogram for Measured Mineral Resources	289
Figure 14.14: Hammerdown drill spacing cumulative histogram for Indicated Mineral Resources	290
Figure 14.15: Hammerdown drill spacing cumulative histogram for Inferred Mineral Resources	291
Figure 14.16: Hammerdown block model plan view 150 EL (10 m viewing corridor)	292
Figure 14.17: Hammerdown block model cross section A-A' looking east (10 m viewing corridor - looking west)	293
Figure 14.18: Hammerdown block model and composites visual validation (vein m06)	294
Figure 14.19: X (east-west) block spacing swath plot for m06 domain	296
Figure 14.20: Y (north-south) axis block spacing swath plot for m06 domain	297

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxx

Figure 14.21: Z (elevation) axis block spacing swath plot for m06 domain	298
Figure 14.22: X (east-west) block spacing swath plot for rl02 domain	299
Figure 14.23: Y (north-south) axis block spacing swath plot for rl02 domain	300
Figure 14.24: Z (elevation) axis block spacing swath plot for rl02 domain	301
Figure 14.25: Measured and Indicated grade-tonnage curves for in-pit resource	304
Figure 14.26: Inferred grade-tonnage curves for in-pit resource	305
Figure 14.27 Mineral Resource estimate waterfall chart	307
Figure 14.28: Surface plan view of the Orion database drill holes	310
Figure 14.29: Plan section view showing Orion lithological and fault models	311
Figure 14.30: Orion mineralization wireframes	313
Figure 14.31: Graphs supporting a capping value of 70 g/t Au for veins	315
Figure 14.32: Graphs supporting a capping value of 30 g/t Au for Discover Zone 1	316
Figure 14.33: Histogram of raw sample length - Orion	317
Figure 14.34: Veins normal scores variogram	319
Figure 14.35: Main Zone 1 normal scores variogram	320
Figure 14.36: Veins (yellow) and Main Zone 1 (purple) wireframes with associated search ellipsoids (1.0× variogram ranges)	320
Figure 14.37: (A) Plan view indicating the location of the vertical section, and (B) Vertical section displaying the raw assay values	323
Figure 14.38: Visualization validation of (A) Vein1 and (B) Main Zone 1	324
Figure 14.39: Distribution of relative differences (%) between composite mean grades and block model mean grades for all estimation domains	325
Figure 14.40: Grade discrepancies between block model and composites	326
Figure 14.41: Relationship between relative grade differences and Coefficient of Variation (COV)	327
Figure 14.42: Main Zone and Discover combined swath plot	328
Figure 14.43: Veins, EMS and VMS combined swath plot	329
Figure 14.44: Classification result for Main Zone 1	331
Figure 14.45: Longitudinal views showing the classified Mineral Resources constrained in optimized pit shells and DSO stope designs at the Orion deposit	334
Figure 14.46: Surface plan view of the Stog'er Tight database drill holes (Grid: NAD 83 MTM Zone 2)	341
Figure 14.47: Surface plan view of drill holes included and excluded in the 2025 MRE	342
Figure 14.48: Isometric view showing Stog'er Tight lithological and fault models (Grid: NAD 83 MTM Zone 2)	343
Figure 14.49: Stog'er Tight mineralization wireframes (Grid: NAD 83 MTM Zone 2)	344
Figure 14.50: Graphs supporting a capping value of 30 g/t Au for the Zone West	345
Figure 14.51: Graphs supporting a capping value of 30 g/t Au for the Zone East	346
Figure 14.52: Histogram of raw sample length - Stog'er Tight	347

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxxi

Figure 14.53: Zone East (left) and Zone West (right) normal scores variogram	349
Figure 14.54: Zone East and Zone West wireframes and search ellipsoids (1.0x variography) (Grid: NAD 83 MTM Zone 2)	350
Figure 14.55: A) Plan view indicating the location of the vertical section, and (B) Vertical section displaying the raw assay values	353
Figure 14.56: Visualization validation of (A) FW Zone Gabbro 3 and (B) HW Zone Gabbro 8 veins (Grid: NAD 83 MTM Zone 2)	354
Figure 14.57: Grade discrepancies between block model and composites (Grid: NAD 83 MTM Zone 2)	357
Figure 14.58: Relationship between relative grade differences and Coefficient of Variation (COV)	358
Figure 14.59: Zone East deposit swath plot	358
Figure 14.60: Zone West deposit swath plot	359
Figure 14.61: Classification result for FW Zone Gabbro 3 (Grid: NAD 83 MTM Zone 2)	361
Figure 14.62: Longitudinal views showing the classified Mineral Resources and the interpolated grades constrained in optimized pit shells at the Stog'er Tight deposit (Grid: NAD 83 MTM Zone 2)	363
Figure 16.1: Location of Hammerdown geotechnical and televiewer drill holes and major faults	369
Figure 16.2: Location of Orion geotechnical and televiewer drill holes and major faults	370
Figure 16.3: Distribution of RMR for the Hammerdown mafic volcanics and dykes	371
Figure 16.4: Hammerdown geotechnical domains and discontinuity sets	372
Figure 16.5: Orion geotechnical domains and discontinuity data	373
Figure 16.6: Backbreak analysis results for North and East geotechnical domains	374
Figure 16.7: Hammerdown final pit slope design recommendations	375
Figure 16.8: Location of Stog'er Tight geotechnical drill holes and Main Fault	377
Figure 16.9: Discontinuity data and joint sets identified by Terrane (2022)	379
Figure 16.10: Open pit optimization results - Hammerdown (including Wisteria)	386
Figure 16.11: Open pit optimization results - Orion	387
Figure 16.12: Open pit optimization results - Stog'er Tight	387
Figure 16.13: Double-lane ramp configuration	392
Figure 16.14: Single-lane ramp configuration	392
Figure 16.15: Pit slope configuration	393
Figure 16.16: Hammerdown Phase 1 and Rumbullion Pit Design	394
Figure 16.17: Hammerdown Phase 2 Pit Design	394
Figure 16.18: Orion pit design	395
Figure 16.19: Stog'er Tight Pit Design	395
Figure 16.20: Mining schedule by material type	397
Figure 16.21: Mining schedule by zone	397

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxxii

Figure 16.22: Ore Sorter Feed Schedule	398
Figure 16.23: Mill feed schedule	398
Figure 17.1: Overall crushing and sorting process flowsheet (placeholder)	404
Figure 17.2: Sorting facility and mineralized material storage layout (placeholder)	405
Figure 17.3: Pine Cove overall flowsheet	408
Figure 18.1: Hammerdown site general arrangement	412
Figure 18.2: Hammerdown site layout	413
Figure 18.3: Stog'er Tight site layout	414
Figure 18.4: Crushing and Ore sorting general arrangements	415
Figure 18.5: Site plan and water management infrastructure	422
Figure 18.6: Haul road configuration	423
Figure 18.7: Stockpile slope configuration	424
Figure 18.8: Hammerdown area stockpiles	425
Figure 18.9: Hammerdown and Orion area stockpiles	426
Figure 18.10: Stog'er Tight stockpiles	427
Figure 18.11: Pine Cove pit sections	428
Figure 18.12: Pine Cove pit tailings surface Nov 18, 2024	429
Figure 19.1: Consensus gold price forecasts - BMO capital markets	431
Figure 21.1: AISC and production by year	484
Figure 22.1: Annual and Cumulative Cash Flows	493
Figure 22.2: After-tax NPV 5%: sensitivity to recovery, price, CAPEX, and OPEX	498
Figure 22.3: After-tax percent variation in NPV 5%: sensitivity to recovery, price, CAPEX, and OPEX	498

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	xxxiii

1. Summary

1.1 Introduction

WSP Canada Inc. (WSP) was commissioned by Maritime Resources Corp. (Maritime), a wholly owned subsidiary of New Found Gold Corp. (New Found Gold), to complete a Preliminary Economic Assessment (PEA) and technical report of the “Hammerdown Gold Project” a project 100% owned by New Found Gold located in the province of Newfoundland and Labrador. The purpose of this report is to provide a technical report that documents all supporting work, methods used and results relevant to a PEA that fulfills the reporting requirements in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

1.2 Location/Property Description

The Hammerdown Gold Project comprises two 100%-owned mineral properties, the Hammerdown Property near Springdale and the Pine Cove Property on the Baie Verte Peninsula in north-central Newfoundland and Labrador, Canada. The properties are located approximately 40 km apart and share centralized processing infrastructure at the Pine Cove Mill. The Trans-Canada Highway runs along the southern boundary of the Hammerdown Property, and nearby communities include King's Point and Springdale (Hammerdown) and Ming's Bight and Baie Verte (Pine Cove).

The Hammerdown Property consists of 24 mineral licences comprising 1,595 claims and four mining leases covering approximately 39,875 ha. It includes the Green Bay, Whisker Valley, and Gull Ridge blocks, with the Hammerdown and Orion deposits located within the Green Bay block. The Pine Cove Property comprises nine mineral licences totaling 191 claims and eight mining leases covering approximately 4,775 ha and includes the Pine Cove Mill complex, the Stog'er Tight deposit, and the historic Argyle deposit.

All mineral licences and mining leases are held 100% by New Found Gold Corp., either directly or through its wholly owned subsidiary Maritime Resources Corp., following completion of a plan of arrangement in November 2025. Mineral tenure is administered by the Government of Newfoundland and Labrador, with licences maintained in good standing through required assessment expenditures and renewal fees. As of early 2026, the combined minimum exploration expenditure commitment for the properties is approximately $1.0 million.

The Project benefits from existing mining leases, surface rights, and established infrastructure. The Hammerdown Property contains active mining leases and associated surface leases supporting site infrastructure, while the Pine Cove Property hosts the permitted Pine Cove Mill complex (Pine Cove Mill) which includes the Pine Cove process plant, in-pit tailings storage facility, and access to the Port Rousse deep-water port. Certain areas of the properties are subject to net smelter return (NSR) royalties and other royalty interests, generally ranging from 1% to 3% NSR on applicable deposits.

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	1

To the best of the Qualified Person's knowledge, there are no significant legal, title, environmental, or access issues that would materially affect the Company's ability to conduct exploration, development, or mining activities on the Project.

1.2.1 Environmental Liabilities

Environmental liabilities have been documented at the Pine Cove, Hammerdown, and Stog'er Tight sites, including historical disturbances, localized exceedances in surface water, sediment, and groundwater, and performance considerations related to existing water management and tailings infrastructure. At Pine Cove, existing tailings and water management infrastructure includes High hazard and Significant hazard dams, with recent inspections noting nonfunctioning instrumentation and limitations in deformation monitoring. Baseline programs at Hammerdown have identified elevated aluminum and other metals in surface water, localized sediment exceedances downstream of historical workings, and dissolved metal exceedances in groundwater. Longterm monitoring at Stog'er Tight has recorded episodic exceedances of guideline values, and future development of the Gabbro Pit and Pit 278 will require management of pond water level changes and associated regulatory authorizations.

1.2.2 Permits

Hammerdown, Stog'er Tight, and Pine Cove have each completed provincial environmental assessment (EA) and were released from the process, and none have triggered federal EA requirements. Orion may require a new EA registration before development. Stog'er Tight, currently in care and maintenance, will require updated plans and approvals before mining resumes, including for Pit 278. Pine Cove is permitted to process ore and place tailings in the open pit, but modifications to Pine Cove require permitting updates. Future approvals remain subject to regulatory review and potential public or stakeholder input.

1.3 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Hammerdown Gold Project is located in north-central Newfoundland and Labrador, Canada, and comprises the Hammerdown Property (Green Bay, Gull Ridge and Whisker Valley blocks) near Springdale and the Pine Cove Property on the Baie Verte Peninsula. These properties collectively form the Hammerdown Gold Project (the Project). Both properties are serviced by the same regional transportation infrastructure, including paved provincial highways and a common regional airport. The Deer Lake Regional Airport located approximately 120-150 km southwest of the project area by road, provides year-round scheduled commercial air service and represents the primary air transportation hub for personnel and freight accessing the Project. Ground access to both property areas is provided via the Trans-Canada Highway and an interconnected network of provincial highways.

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	2

The Hammerdown Property is primarily serviced by the community of Springdale, located approximately 5 km east of the project area. Springdale has a population of approximately 2,800 people and is a well-established industrial service community with a long history supporting mining, forestry, and heavy industrial operations. The community provides essential services including healthcare and emergency response, in addition to municipal infrastructure. Regional air access is provided by the Deer Lake Regional Airport, located approximately 120 km southwest of Springdale.

The Town of Baie Verte serves as the primary regional service centre for the Pine Cove Property area and provides access to a regional hospital, accommodations, restaurants, banking services, vehicle maintenance, and heavy-equipment suppliers. Baie Verte and surrounding communities supply a well trained‑ and experienced workforce with direct familiarity in mining and industrial operations. New Found Gold holds the surface rights over the Pine Cove Mill complex (Pine Cove Mill) which includes the Pine Cove process plant and associated tailings storage facilities, as well as the surface rights within the Argyle and Stog’er Tight mining leases, all of which are located within the Pine Cove Property area. The historic mine site is connected to the provincial power grid and is equipped with limited backup power generation for essential services. The site also includes the Port Rousse deep-water port facility, capable of berthing Panamax-class vessels and supporting the shipment of ores, aggregates, concentrates, and providing direct marine access for bulk materials and equipment.

The region experiences a northern temperate climate with cool summers (average ~16°C) and moderately cold winters (average ~-8°C), and annual precipitation exceeding 1,000 mm. Climatic conditions permit year-round exploration and mining operations, with winter snowfall and reduced daylight representing typical but manageable seasonal factors.

The property areas are in north-central Newfoundland and share broadly similar physiographic characteristics. Topography is controlled by a northeast-trending plateau dissected by major valleys and fault-controlled escarpments, resulting in localized elevation contrasts. Vegetation is typical boreal forest with local bogs and ponds, and overburden thickness is variable.

1.4 History

The Hammerdown Property is located within the Baie Verte Mining District of Newfoundland and Labrador, a region with a long history of base and precious metal exploration and mining dating back to the mid-1800s. Modern gold exploration on the Green Bay block began in the mid-1980s, culminating in the discovery of the Hammerdown and Rumbullion deposits in 1988 by Noranda Exploration Company Ltd. and its joint venture partner, Major General Resources Ltd. Subsequent exploration programs through the 1990s included soil geochemistry, geophysics, trenching, and diamond drilling, which further defined the deposits and led to the discovery of additional zones, including Orion.

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	3

Between 1988 and 2004, multiple operators completed approximately 673 diamond drill holes totaling approximately 59,563 m on the property prior to Maritime Resources' involvement. Exploration and delineation drilling supported the advancement of the project to production under Richmont Mines Inc.

Richmont developed and operated the Hammerdown deposit between 2000 and 2004 using both open pit and underground mining methods. During this period, approximately 290,180 tonnes were milled at an average head grade of 15.74 g/t Au, resulting in total gold production of 142,998 ounces. Ore was transported for processing at the Nugget Pond mill located approximately 140 km from the site.

In 2025, Maritime recommenced development activities at the Hammerdown deposit, with ore processed at the Pine Cove Mill. Following the acquisition of Maritime by New Found Gold in November 2025, the project is being advanced toward renewed commercial production. The combination of historical production, extensive drilling, and modern technical studies provides a strong foundation for the current development program.

The Pine Cove Property (formerly the Point Rousse Project) has a long exploration and mining history dating back to the early 1900s, beginning with limited production at the Goldenville occurrence. Modern exploration intensified in the mid-1980s, leading to the discovery and delineation of the Pine Cove, Stog'er Tight, Argyle, and Deer Cove deposits. Multiple operators conducted geochemical surveys, trenching, drilling, bulk sampling, and technical studies prior to development.

Anaconda Mining Inc. (Anaconda) (later Signal Gold Inc. (Signal Gold)) advanced the Pine Cove deposit through feasibility studies, construction, and production beginning in 2008, achieving commercial production in 2009. Mining and processing operations between 2009 and 2023 included material from Pine Cove, Stog’er Tight, and Argyle. Over this period, approximately 3.99 Mt were milled at an average grade of 1.50 g/t Au at the Pine Cove Property (including Pine Cove, Stog’er Tight and Argyle deposits), resulting in total gold production of approximately 192,376 ounces. Ore from these deposits was processed at the Pine Cove Mill, which served as the central processing facility for the property.

In 2025, Maritime recommissioned the Pine Cove process plant, initially using stockpiled material before transitioning to primary Hammerdown run-of-mine ore later that year. Following the acquisition of Maritime by New Found Gold in November 2025, the Pine Cove infrastructure continues to support the broader Hammerdown Gold Project.

1.5 Geological Setting and Mineralization

1.5.1 Hammerdown

The Hammerdown Property is situated within the Notre Dame Subzone east of the Baie Verte line (BVL). It is transected by three significant fault zones that are spatially associated with gold and base metal mineralization in the project area. The property is subdivided into three blocks, Green Bay, Whisker Valley, and Gull Ridge, each characterized by distinct lithologies and mineralization styles. The Green Bay block hosts the Hammerdown and Orion deposits, which are the most significant gold zones defined on the property to date.

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	4

The Hammerdown deposit is hosted within the Hammerdown Deformation Zone (HDZ), a major high- strain structural corridor developed along the contact between mafic ophiolitic rocks and felsic volcanic rocks of the Catchers Pond Group. Gold mineralization occurs within the Hammerdown-Rumbullion- Muddy Shag vein system, comprising stacked quartz-sulphide veins localized over a ~250 m wide segment of the 1.8 km long HDZ. At depth, the vein system is truncated by the north-dipping Captain Nemo Fault, which is interpreted as a key structural control on mineralization and potential exploration targets.

Mineralization consists of quartz veins containing 5% to 20% pyrite with minor base metals, with gold occurring primarily as fine grains within sulphides. Gold grade correlates strongly with sulphide content. Quartz-feldspar porphyry dykes are closely associated with the main veins and locally host low-grade mineralization, while surrounding mafic volcanic rocks are generally barren.

The Hammerdown, Rumbullion and Muddy Shag zones comprise narrower, structurally controlled veins with good continuity, while the Wisteria Zone in the footwall hosts broader, lower grade disseminated mineralization associated with sericite and sulphide alteration.

1.5.2 Orion

The Orion deposit is hosted within the Hammerdown Deformation Zone (HDZ) and form a satellite deposit belonging to the same mineralized trend and style than the Hammerdown deposit. The Orion gold deposit is hosted by strongly deformed metavolcanics and metasedimentary units of the Ordovician Catchers Pond Group that have been thrust to the northwest along the Horsehead Fault. The intersection of the Horsehead Fault with the Orion vein system likely controls a NE plunging ore shoot in the lower part of the system. The mineralization is spatially associated with QFP dykes that correlate with those at the Hammerdown deposit and in mafic dykes and sills. Three principal mineral zones are recognized at Orion: Discovery, Main, and EMS. Mineralization consists of centimetric quartz-calcite veins systems with pyrite dissemination and minor amounts of other sulphides. The Discovery and Main zone extend for around 950 m along strike and are hosted within a sericitized felsic schist. The EMS Zone is smaller with a strike of 350 m and hosted in graphitic/cherty sedimentary unit.

1.5.3 Stog'er Tight

The Pine Cove Property, located approximately 6 km northeast of the town of Baie Verte, Newfoundland, is underlain by Cambro-Ordovician ophiolitic and volcano-sedimentary sequences belonging to the Point Rousse Complex and the Snooks Arm Group of the Notre Dame Subzone. These units occur east of the BVL, a regional first-order structure interpreted to exert primary control on gold mineralization.

Second-order ENE-trending thrust faults, including the Scrape, Goldenville, and Deer Cove thrusts, further localize mineralized corridors and associated prospects throughout the Property. Three principal mineralized corridors are present on the Property: the Scrape Trend, Goldenville Trend, and Deer Cove Trend and host orogenic type gold deposits and prospects. The Scrape Trend represents the principal mineralized corridor on the Pine Cove Property, containing the Pine Cove, Stog'er Tight, and Argyle deposits.

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	5

The Stog'er Tight deposit is hosted by Fe-Ti-oxide-rich gabbroic sills within volcanic and volcaniclastic rocks of the Bobby Cove Formation. The Stog'er Tight deposit consists of a dense and a complex vein system of several generations where their geometry has been affected by subsequent deformation phases. Gold mineralization is associated with a zoned alteration halo up to 40 m thick developed in the gabbroic sills with pyrite dissemination developed in the immediate veins wall rock. The highest gold grades at Stog'er Tight are associated with coarse, mottled pyrite. Mineralized sills contain at least three discontinuous mineralized zones 2-10 m thick, extending from 500 to 400 m along strike over 100 to 150 m down dip.

The Argyle deposit shares similar geological characteristics with the Stog'er Tight deposit including the gabbroic sill host rock, alteration type, and vein systems with pyritization in the immediate veins wall rock. The Pine Cove deposit occurs in a series of mineralized lenses situated 50-200 m above the Scrape Thrust and hosted primarily within altered basalts of the Venam's Bight Formation, greywackes of the Bobby Cove Formation, and gabbroic intrusions. Gold is predominantly present as microscopic inclusions within pyrite developed in multi-generational quartz-chlorite-calcite±albite breccia veins, with localized dissemination in porous sedimentary wall rocks.

The gold deposits at the Pine Cove Property are typical of orogenic gold deposits well represented by Stog'er Tight, Argyle and Pine Cove deposits and several prospects such as Anoroc, Animal Pond, Pumbly Point, Corkscrew-Big Bear, Goldenville and Deer Cove forming the three mineralized trends. Historically, the region has also the potential to host VMS style deposit (e.g. Rambler Deposit).

1.6 Deposit Types

1.6.1 Hammerdown Deposit

Gold mineralization at the Hammerdown deposit occurs as structurally controlled quartz veins hosted by Ordovician metavolcanic and metasedimentary rocks of the Catchers Pond Group. The style of veining, alteration, host rocks, and structural setting is characteristic of orogenic (historically termed mesothermal), volcanic hosted (greenstone belt) lode gold deposits.

1.6.2 Orion Deposit

Gold mineralization at the Orion deposit occurs as structurally controlled quartz veins hosted by Ordovician metavolcanic and metasedimentary rocks of the Catchers Pond Group. The style of veining, alteration, host rocks, and structural setting is characteristic of orogenic (historically termed mesothermal), volcanic hosted (greenstone belt) lode gold deposits.

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	6

1.6.3 Stog'er Tight Deposit

Mineralization at the Stog'er Tight deposit is structurally controlled by the rheological contrast between the gabbroic sills and the surrounding rocks, which favor vein formation and precipitation of gold-bearing pyrite due to their high Fe-Ti oxides content. Considering these characteristics, the type of alteration and the strong relationship between mineralization and highly deformed rocks, the Stog'er Tight deposit can be classified as a Paleozoic example of a subclass of orogenic gold deposit (historically referred to as mesothermal) hosted in layered gabbroic sills.

1.7 Exploration

Exploration across the Hammerdown Project area reflects the staged consolidation of multiple claim blocks and includes geological mapping, geochemical sampling, trenching, ground and airborne geophysics, and diamond drilling.

1.7.1 Hammerdown Property

Maritime has held the Hammerdown Property, including the Hammerdown and Orion deposits, since 2010 and has undertaken continuous systematic exploration focused on delineating mineralization along the Hammerdown Deformation Zone belonging to the Green Bay block and evaluating regional targets on the Whisker Valley and Gull Ridge blocks.

Since 2010, Maritime has focused on resource delineation and step-out drilling around the Hammerdown and Orion deposits. Programs included channel sampling, infill drilling, and drilling along strike extensions, reducing geological uncertainty and supporting updated Mineral Resource estimates. Step-out drilling delineated additional mineralized zones including Muddy Shag, Rumbullion, and Wisteria and expanded mineralization at advanced prospects northeast of Hammerdown, such as Golden Anchor, Lochinvar, Beetle Pond, and Harrys Brook.

Maritime's regional exploration programs were primarily focussed on the Whisker Valley and Gull Ridge blocks. Exploration in these areas included mapping, prospecting, soil and rock sampling, trenching, and ground geophysics.

Exploration on the Whisker Valley block, from 2015 to 2019 identified the Gary Vein system, a 1.1 km long vein system with mineralized trenches and quartz-sulphide veins and local visible gold. Soil anomalies and IP chargeability responses corroborate mineralization, and diamond drilling confirmed significant gold grades to depths of ~150 m. The system remains open along strike and at depth. On the El Strato and Middle Arm Fault Trend, the compilation and reinterpretation of geological data indicate mineralization is associated with the structural interaction of the BVL and the Middle Arm Fault. Soil sampling and trenching along the fault consistently identify anomalous gold values, indicating a broader structurally controlled mineralized corridor. In the Kings Point corridor, located within the Kings Point Volcanic Complex, early exploration identified the Fluorite Zone, interpreted as an alkaline-type epithermal system. Ground IP surveys and subsequent drilling (2023) returned anomalous molybdenum and gold values, warranting continued evaluation.

Hammerdown Gold Project
Newfoundland & Labrador, Canada
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0	7

On the Gull Ridge block, the exploration was limited to the surface geochemical soil sampling and geophysical surveys followed by a limited drilling program returning positive but not economic values.

Maritime completed multiple soil and rock sampling surveys, supplemented by large legacy datasets at the Hammerdown Property scale. The consolidated database includes 35,058 soil samples and 4,888 rock samples. Soil sampling was conducted on reconnaissance grids with fire assay and multi-element ICP analysis, while rock sampling targeted mineralized or prospective material from outcrop, float, subcrop, and trenches.

Maritime conducted a range of airborne and ground geophysical programs to refine structural interpretations and support target generation: Ground magnetics over the Hammerdown-Orion corridor (2016); IP surveys at Whisker Valley on the Gary Vein prospect (2019); Volterra 3D IP survey targeting on the Hammerdown deposit extensions and an airborne magnetic-radiometric-VLF survey across Green Bay, Whisker Valley, and Gull Ridge blocks (2019); Property-scale VTEM, ZTEM, airborne IP, and magnetics and a multiple ground IP surveys and pulse EM follow-up on conductive anomalies (2021).

The Hammerdown Property hosts multiple areas with significant exploration potential across the Green Bay, Whisker Valley, Gull Ridge blocks. In the Green Bay block, the Orion Main Zone remains open down-plunge and represents a priority target for resource expansion. Additional potential exists within the Golden Anchor-Lochinvar-Beetle Pond corridor, with a favourable structural environment for gold and polymetallic mineralization. In the Whisker Valley block, the Gary Vein and Kings Point Corridor warrants additional drilling to assess continuity and to confirm the epithermal potential in this area. The El Strato and Middle Arm Fault remain underexplored. The Gull Ridge block has seen the least amount of exploration but based on current understanding, the area is prospective for magmatic Ni-Cu-Co-PGE mineralization and Fe-V-Ti systems. Further geophysical surveys, including gravity and electromagnetic methods, are suggested to refine targets.

1.7.2 Pine Cove Property

Signal Gold/Anaconda completed extensive exploration across the Pine Cove Property prior to its 2023 acquisition by Maritime, advancing multiple deposits and prospects along the Scrape, Goldenville, and Deer Cove trends. Work included geological mapping, surface geochemistry, trenching, extensive grid-based geophysics, and systematic drilling programs, later incorporated into Maritime's database following the 2023 acquisition.

From 2012 to 2015, work included airborne DIGHEM surveys, data compilation, and drilling at Pine Cove, Romeo and Juliet, Deer Cove, and Stog'er Tight. Between 2015 and 2017, exploration shifted to systematic evaluation of regional trends with rock sampling, trenching, ground IP, and drilling at key deposits. From 2019 to 2022, geophysical targeting and drilling focused on chargeability anomalies across Corkscrew-Big Bear, Animal Pond, and Goldenville, with mixed results but improved stratigraphic and structural interpretation.

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The Pine Cove database includes 32,953 soil samples and 11,009 rock samples. Soil surveys used reconnaissance spacings, B-horizon sampling, and fire assay/ICP analysis. Rock sampling was selective and included outcrop, channel, float, and subcrop media. These datasets support district-scale target generation.

Signal Gold completed extensive airborne and ground geophysics, including: DIGHEM airborne magnetic-EM survey (2012); LiDAR survey (2018); ground IP and magnetics surveys at Argyle, Deer Cove, and Pine Cove East (2016-2018); ground IP (OreVision®) surveys to targeting Animal Pond, Corkscrew-Big Bear, and Goldenville prospects (2021-2022).

The Deer Cove Trend includes one of the most extensive soil anomalies in the district, though historical datasets require modern validation. The historic Pine Cove Mine remains open at depth, supported by recent resampling that returned long intervals of gold mineralization. The Balcony Zone (Romeo and Juliet prospect) also remains untested since 2013 and is considered a priority target for trenching and drilling.

1.8 Drilling

1.8.1 Hammerdown Deposit

At the Hammerdown deposit and as of the Resource database closure on June 16, 2025, a total of 103,491 m of drilling and channel sampling has been completed in 1,362 drill holes and channels, of which Maritime completed 43,180 m in 666 drill holes. Since acquiring the Property in 2012, Maritime has conducted diamond drilling at the Hammerdown deposit using Springdale Forest as the drilling contractor. Drill collars were initially located using handheld or differential GPS and surveyed upon completion using NAD83 UTM coordinates. Drill holes follow historical naming conventions reflecting target areas (e.g., MP, MS, HDGC, BB). Drill pads were constructed using heavy equipment, and hole orientation (azimuth and dip) was established using compass, clinometer, and, where required, Reflex APS systems. Downhole surveys were completed at 30 m intervals using a Reflex multi-shot tool. Drill core was boxed, sealed, and transported daily to the core facility for logging and storage. Core was reconstructed, measured, and logged into the MX Deposit database, including recovery and RQD data. Sampling intervals (typically 0.20 m to 1.20 m) were selected and marked by the geologist, recorded digitally, and tagged prior to cutting. All core was photographed and securely stored, with aluminum identification tags affixed to each core box to ensure proper documentation and chain of custody.

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1.8.2 Orion Deposit

At the Orion deposit and as of the Resource database closure on June 16, 2025, a total of 38,244 m of drilling has been completed in 177 drill holes, including 23,818 m completed by Maritime in 121 drill holes. The first drilling campaign conducted by Maritime on the Hammerdown Property was at Orion. For the Orion deposit, Maritime used the same drilling protocols and chain of custody as those used for the Hammerdown deposit.

1.8.3 Stog'er Tight Deposit

At the Stog'er Tight deposit and as of the resource database closure on June 16, 2025, a total of 38,619 m of drilling has been completed in 707 drill holes, including 26,284 m drilled by Signal/Anaconda in

522 drill holes between 2014 and 2021. Drilling at Stog'er Tight included diamond drilling and percussion drilling programs designed to delineate the mineralized system, confirm its extents, and support mine planning and development.

Diamond drilling programs, as reported by Signal Gold, were completed using track- and skid-mounted diamond drill rigs, with core sizes varying by program and time period. Recent drilling programs were carried out using NQ-sized diamond drilling, with HQ core utilized locally under challenging ground conditions or for geotechnical purposes. Drill collars were surveyed using differential GPS and recorded using Newfoundland MTM Zone 2 and UTM Zone 21 (NAD83) coordinates. Downhole surveys were collected at regular intervals using Reflex E-Z Shot. Core was retrieved daily and transported to a centralized facility for detailed geological and geotechnical logging, including lithology, structure, alteration, mineralization, RQD, and recovery measurements. Sampling was completed using half-core methods over intervals typically ranging from 0.5 m to 1.0 m. Samples were placed in sealed bags, grouped into rice bags, and transported by Signal Gold personnel to Eastern Analytical Ltd. (Springdale, NL) for analysis. As part of the QA/QC program, certified reference material and crushed blank samples were inserted in the sampling stream at a nominal frequency of 1 in 25 for both types. After sampling and logging the remaining core is stored on metal racks at the exploration site.

Between 2016 and 2020, a total of 3,356.3 m of percussion drilling in 184 drill holes was completed by Signal/Anaconda are designated BNP-YY-###. Percussion holes were drilled vertically using dry drilling methods by NFLD Hard Rok Inc. of Corner Brook, NL. Drill rods measured 3.66 m in length, and samples were collected at 0.91 m intervals, yielding four samples per rod. At each interval, cuttings were discharged into a clean bucket, and a representative sample (~2.5 kg) was collected using a clean scoop and placed into a labelled sample bag. Drill hole identification and corresponding sample intervals were recorded in a sample log, and grouped into sealed, labelled rice bags for transport. Collar locations were marked with labelled stakes upon completion and later surveyed using the same GPS methodology applied to the diamond drilling programs. As part of the QA/QC program, certified reference materials and coarse blanks were inserted at approximately 1 in every 25 samples. All percussion samples were transported directly by Signal Gold personnel to Eastern Analytical Ltd. in Springdale, NL for assay.

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1.9 Sample Preparation, Analyses and Security

1.9.1 Hammerdown Deposit

Exploration data supporting the current Mineral Resource Estimates for the Hammerdown and Pine Cove properties were generated under multiple operators and consolidated following the acquisition of Maritime and its subsidiaries by New Found Gold. Historical and current analytical work was primarily conducted by Eastern Analytical Ltd., an ISO/IEC 17025 accredited and independent laboratory located in Springdale, Newfoundland. Based on a review of available certificates and documentation, sample preparation and analytical methodologies used by previous operators are consistent with those applied during Maritime's programs, supporting the comparability of historical and current assay data.

Drill core and channel samples were geologically logged, photographed, and securely transported to the laboratory by company personnel. Sample preparation procedures included crushing to 80% passing -10 mesh, splitting to 250 g, and pulverizing to 95% passing 150 mesh. Gold and silver analyses were conducted by 30 g fire assay with atomic absorption (AA) finish, with re-analysis of over-limit samples following dilution. Sample security protocols included sealed sample bags and rice sacks, with seal checks upon laboratory receipt. Drill core is stored in secure facilities in Newfoundland.

A formal QA/QC program has been in place for drilling completed from 2017 through database closure (June 16, 2025) for the Hammerdown deposit. The program includes systematic insertion of blanks, certified reference materials (CRMs), and duplicate samples at an overall rate of approximately one control sample per 10 routine samples. Blank results indicate minimal contamination, although recent elevated blank values warrant continued monitoring. CRM performance demonstrates generally acceptable accuracy, with minor negative bias observed in certain standards during specific periods; more recent data show improved performance. Duplicate sampling (field, coarse reject, and pulp) indicates acceptable precision, although most duplicates represent lower-grade material and the QP recommends targeting higher-grade mineralization in future programs.

The Qualified Person (QP) for the Hammerdown deposit considers the sample preparation, analytical procedures, security measures, and QA/QC results to be appropriate for use in Mineral Resource estimation. While minor issues such as recent blank elevated values and localized CRM bias have been identified, these are not considered material to the integrity of the database. Recommendations include continued QA/QC monitoring, incorporation of umpire laboratory analyses, and consideration of gravimetric finishes for high-grade gold samples to further strengthen analytical validation.

1.9.2 Orion Deposit

Since acquiring the Orion deposit, Maritime has completed the majority of drilling on the property and has applied sample preparation, analytical methods, and QA/QC procedures consistent with those used at the Hammerdown Deposit, utilizing the same laboratories and security protocols.

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The QA/QC protocols implemented during the 2011 and 2020-2022 drilling programs at the Orion deposit were reviewed by the Qualified Persons. The procedures for sample preparation, analytical work, and security were consistent with those applied historically on the project and remain compliant with the requirements of National Instrument 43-101 and accepted industry standards. The QA/QC program incorporated the routine insertion of certified reference materials (CRMs), coarse blank material, and duplicate samples at a nominal rate of one control sample per 10 core samples. A total of 2,477 QA/QC samples were submitted, representing approximately 10.8% of all assays. CRM performance during the 2020-2022 programs showed a generally acceptable accuracy with minor negative analytical bias and some isolated results above the limit. CRM datasets from 2011 were not statistically significant and were excluded from detailed interpretation. Overall, accuracy and precision were within acceptable limits for gold analysis. All blanks from the 2011 program returned values below detection limits, and only a single blank failure was recorded between 2020 and 2022. No evidence of sample contamination was identified. Duplicate sampling returns a high reproducibility with a small number of high-grade outliers were attributed to the nugget effect typical of gold mineralization. The QPs conclude that the QA/QC results demonstrate acceptable analytical accuracy and precision, with no significant issues affecting data quality. The database generated from the Orion drilling programs is considered reliable and suitable for use in Mineral Resource estimation.

1.9.3 Stog'er Tight Deposit

Since the publication of Signal Gold's 2022 NI 43-101 Technical Report, no new exploration, drilling, or sampling has been conducted at the Stog'er Tight deposit. The Qualified Persons have reviewed previously documented sample preparation, analytical methods, and QA/QC procedures and consider them fully compliant with NI 43-101 and appropriate for the style of mineralization. Diamond drill core was transported daily to the Stog'er Tight logging facility for detailed geological and geotechnical documentation, cut into half-core, and sampled over approximately 1 m intervals, with samples securely bagged and submitted to Eastern Analytical Ltd., an ISO-17025 accredited laboratory. Fire assays were performed on 30 g pulp samples using AA finish, with gravimetric re-assay for samples above 100 g/t Au. The program includes systematic insertion of certified reference material and blank samples at a nominal frequency of 1 in 25 for both types. A total of 316 standards and 316 blanks were inserted at the Stog'er Tight deposit, returning a high overall pass rate (standards: 99.2% within ±2SD; blanks: one minor anomaly). No field duplicates were performed, but an inter-laboratory pulp checks of 85 pulp duplicates were submitted to ALS and confirmed strong reproducibility of Eastern's results. The Qualified Persons conclude that sample handling, analytical procedures, and QA/QC performance demonstrate no significant issues and that the data are reliable and of sufficient quality for Mineral Resource estimation. The recommendation is to add field duplicates to the QA/QC routine at the same nominal frequency as the other QA/QC sample types.

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1.10 Data Verification

1.10.1 Hammerdown Deposit

The Hammerdown deposit Mineral Resource Estimate (MRE) QP completed two site visits in 2025 to inspect drilling activities, core logging, QA/QC procedures, and mineralization at the Hammerdown deposit. Selected drill collars were independently verified in the field and found to be within acceptable tolerance of database coordinates. Core inspections confirmed that geological logging, mineralization styles, and alteration are consistent with the geological model and support mineral continuity.

Approximately 10% of the assay database was verified against original certificates, and QA/QC data were reviewed in full. No material errors were identified in collar, assay, or survey data. Minor issues were non-material and largely outside the MRE footprint. Review of historical mined-out shapes identified localized stope misplacements; additional depletion adjustments and classification refinements were completed where warranted.

The QP considers the drilling, sampling, QA/QC, and database management procedures to be adequate to support the MRE, with recommendations for targeted infill drilling to further reduce uncertainty in selected areas.

1.10.2 Orion Deposit

The Orion deposit MRE, QP reviewed core logging, QA-QC procedures and mineralization. The geological description reported in the database are consistent with the geological model and mineralization type.

Around 5% of the holes used in the MRE were selected for assay validation against original certificates. The validation reveals no major issues in collar, assay, or survey data. Only minor inconsistencies were detected in the database management due to recent transition of owner and software system but not impacting the MRE.

The QP considers the drilling, sampling, QAQC and the database to be valid and of sufficient quality to support the MRE, with recommendations to conduct an infill sampling program on existing drill cores and to proceed to an independent surveyor to confirm collar coordinates.

1.10.3 Stog'er Tight Deposit

The Stog'er deposit MRE, QP completed on site visit in 2025 to inspect the Pine Cove site and Stog'er deposit area, core logging, QA-QC procedures, mineralization and a field review of geological and structural features observed on the outcrops. The geological description reported in the database correspond to the rocks observed during the site visit and are consistent with the geological model and mineralization type.

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Around 8% of the holes used in the MRE were selected for assay validation against original certificates. The validation reveals no major issues in collar, assay, or survey data. Only minor inconsistencies were detected in the database management due to recent transition of owner and software system but not impacting the MRE. An independent resampling was performed on 6 mineralized intervals, and the results indicate acceptable reproducibility and confirm the gold content. The validation comprises also historical holes by comparing the values recorded in the log with those in the database and revealed no major incongruities. A statistical comparison of the historical assays to the recent reveal a lower precision for high grades values in the historical assays.

The QP considers the drilling, sampling, QAQC and the database to be valid and of sufficient quality to support the MRE, with recommendations to conduct an infill sampling program on existing drill cores and to proceed to an independent surveyor to confirm collar coordinates.

1.11 Mineral Processing and Metallurgical Testing

Extensive metallurgical test work conducted from 1999 through 2025 has built a comprehensive understanding of the processing characteristics of the Hammerdown (HAM), Stog'er Tight (STO), Orion (ORN), and Wisteria (WIS) deposits and mineralised zones. Multiple reputable laboratories have carried out characterization, mineralogy, comminution, sorting, flotation, leaching, and detoxification studies, with more recent programs focused on evaluating performance through the Pine Cove Mill (PCM) flowsheet and optimising processing conditions for future operations. These programs incorporated both historical composite samples and recent variability composites selected to represent the grade, lithology, and spatial distribution within the deposits.

The results consistently demonstrate that the mineralization is amenable to conventional crushing, grinding, flotation, leaching, and Merrill-Crowe processing. Sorting tests achieved approximately 95% gold recovery in product streams while rejecting significant waste mass ((15% to 47%), particularly for Hammerdown material.

Comminution characteristics indicate medium hard ore with moderate abrasion, and flotation response across all deposits is strong, with rougher recoveries above 95% under optimized grind conditions. Concentrate leach test work shows that finer regrinds (~15-20 µm) and optimized cyanide dosing significantly improve gold extraction, with rapid leach kinetics under oxygenated conditions.

Optimized laboratory test work achieved excellent overall gold recoveries: approximately 96% for Hammerdown and Stog'er Tight, and 90% for Orion and Wisteria. Incorporating gravity concentration provides incremental recovery benefits, particularly for Wisteria, Orion and Stog'er Tight zones, and decreases the mass pull in flotation for similar overall recovery. This may help alleviate drum filter throughput bottle necks in the future. Detoxification studies confirmed that all mineralization can be effectively treated using the SO₂/air process, and filtration and thickening assessments established suitable operating parameters for concentrate and residue handling with floc dosages at approximately 30g/t. Merrill-Crowe tests under laboratory conditions achieved high metal precipitation efficiency, though additional work is recommended to validate performance at operational scale.

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Under operating conditions at Pine Cove, recoveries are adjusted due to coarser grinding, shorter flotation residence times, lower mass pulls, and reduced leach residence time. Operationally corrected gold recoveries average approximately 87.2% for Hammerdown/Stog'er Tight and 74.5% for Orion/Wisteria. Continued reconciliation between laboratory data and plant performance is recommended to refine the flowsheet, optimize reagent consumption, and improve gold recovery.

1.12 Mineral Resource Estimates

1.12.1 Introduction

This Technical Report presents updated Mineral Resource Estimates for the Hammerdown, Orion, and Stog'er Tight deposits, which are planned to supply the Pine Cove Mill. The Hammerdown estimate was prepared by SLR Consulting (Canada) Ltd. and reviewed by Minéralis Consulting Services Inc., with adjustments made to resource classification and depletion in areas influenced by historical underground workings. The Orion and Stog'er Tight estimates were prepared by Norda Stelo.

The effective date of the Mineral Resource Estimates is January 22, 2026. Combined Measured and Indicated Mineral Resources total 3.328 Mt at an average grade of 2.43 g/t Au for approximately 260,000 ounces of gold, with an additional 2.132 Mt at 2.34 g/t Au for 161,000 ounces classified as Inferred (Table 1.1). Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Table 1.1: Hammerdown Gold Project Consolidated MRE (effective date January 22, 2026)

Property	Deposit	Mining Method	Category	Tonnage (kt)	Grade (g/t Au)	Contained Oz (koz)[3]
Hammerdown	Hammerdown	Open Pit	Measured	271	8.24	72
			Indicated	1,823	1.96	115
			Measured & Indicated	2,094	2.77	187
			Inferred	973	2.59	81
Hammerdown	Orion	Open Pit	Indicated	598	1.75	33.6
			Inferred	91	1.92	5.6
		Underground	Indicated	636	1.92	39.3
			Inferred	523	2.16	36.2
Pine Cove	Stog'er Tight	Open Pit	Inferred	545	2.16	37.8
			Total
			Measured	271	8.24	72
			Indicated	3,057	1.91	188
			Measured & Indicated	3,328	2.43	260
			Inferred	2,132	2.34	161

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Notes:

1. Refer to the MRE notes below and data verification sections for each deposit.

2. The Mineral Resource database was closed on June 16, 2025, and contains 93,818 metres ("m") of drilling in 1,108 diamond drill holes ("DDH") and 310 m in 86 channels at Hammerdown, 46,017.34 m of drilling in 219 DDH at the Orion deposit and 35,246.42 m of drilling in 523 DDH at the Stog'er Tight deposit that were used to inform the MRE presented. The Qualified Person ("QP"), as defined by National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI

43-101"), responsible for the MRE were Christian Beaulieu of Minéralis Consulting Services Inc. for the Hammerdown deposit, Chafana Sako of Norda Stelo Inc. for the Orion and Stog'er Tight deposits, and Stephen Coates of Evomine

Consulting Inc. for constraining volumes on all deposits.

3. Numbers may not total due to rounding.

1.12.2 Hammerdown Deposit

The Mineral Resource Estimate (MRE) for the Hammerdown deposit is based on a database closed on June 16, 2025 and includes 1,108 drill holes (surface and underground) totaling approximately 93,818 m, 310 m in 86 channels. The geological model comprises vein-hosted domains (Hammerdown, Rumbullion, Muddy Shag) and disseminated domains (Wisteria), constructed in Leapfrog Geo. Assays were composited to 1 m, capped by domain, and gold grades were interpolated into a sub-blocked model (2.5 m × 1 m × 4 m parent blocks) using inverse distance cubed (ID³) with high-grade restrictions and domain hard boundaries.

Mineral Resources are constrained within an optimized open pit shell and reported within mineable shapes to demonstrate reasonable prospects for eventual economic extraction. Cut-off grades of 0.35 g/t Au (Hammerdown) and 0.48 g/t Au (Wisteria) were applied, using a gold price of US$3,500/oz and supporting cost and recovery assumptions. Classification was based primarily on drill spacing and geological confidence: Measured (<15 m spacing), Indicated (<30 m), and Inferred (<60 m), with additional downgrading in areas adjacent to lower confidence historical stopes.

As of January 22, 2026, open pit Mineral Resources total 2.09 Mt at 2.77 g/t Au for 187 koz in the Measured and Indicated categories, and 0.97 Mt at 2.59 g/t Au for 81 koz in the Inferred category. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Mineral Resources are tabulated below by resource categories (Table 1.2).

Table 1.2: Summary of Hammerdown Deposit Mineral Resources – January 22, 2026

Resource Category	Tonnage (kt)	Grade (g/t Au)	Gold Content (koz)
Measured	271	8.24	72
Indicated	1,823	1.96	115
Total M&I	2,094	2.77	187
Inferred	973	2.59	81

Hammerdown MRE Notes:

1. The Mineral Resources described above have been prepared in accordance with the CIM Standards (Canadian Institute of Mining, Metallurgy and Petroleum, 2014).

2. The effective date of the MRE is January 22, 2026 with a database cut-off date of June 16, 2025 and using a depletion surface of December 31, 2025.

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3. The lower cut-offs used to report open pit Mineral Resources are 0.48 g/t Au for the Wisteria area and 0.35 g/t Au for all other areas within the Hammerdown deposit pit optimization.

4. The Hammerdown deposit has been classified as Measured, Indicated and Inferred Mineral Resources according to drill spacing and confidence in the historical stope placement.

5. Bulk density was assigned based on historical and recent specific gravity measurements. A single value of 2.81 g/cm3 was used, and 1.9 g/cm3 for backfill material within historical stopes.

6. The MRE is based on a sub-blocked model with a main block size of 2.5 m x 1 m x 4 m, and subblocks of 0.16 m x 0.06 m x 2 m. Gold grades were composited to 1-m length and estimated with ID3 and high-grade spatial restrictions.

7. The open pit MRE is reported inside mineable shapes constrained by an open pit optimization to respect Reasonable Prospect of Eventual Economic Extraction (RPEEE). No mining dilution and losses are added to the MRE; however, must take material is accounted for in open pit mineable shapes.

8. Open pit optimization and cut-off grade assume long-term gold price of US$ 3,500/oz, and a US$/C$ exchange rate of 1.40, slope angles of 50°, bench height of 4 m, minimum mining width of 1.5 m, metallurgical recoveries of 92%, mining costs of C$10/t mined, processing costs of C$40/t processed, transport costs of C$25/t processed and general and administrative costs of C$10/t processed.

9. Tonnage has been expressed in the metric system, and gold metal content has been expressed in troy ounces. The tonnages have been rounded to the nearest 1,000 tons, and the metal content has been rounded to the nearest 1,000 ounces. Totals may not add up due to rounding errors.

10. These Mineral Resources are not Mineral Reserves as they have not demonstrated economic viability. The quantity and grade of reported Inferred Mineral Resources in this report are uncertain in nature and there has been insufficient exploration to define these resources as Indicated or Measured; however, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

11. The QP is not aware of any factors or issues that materially affect the MRE other than normal risks faced by mining projects in the province in terms of environmental, permitting, taxation, socio-economic, marketing, and political factors, and additional risk factors regarding Indicated and Inferred resources.

1.12.3 Orion Deposit

The updated Mineral Resource Estimate for the Orion deposit (the "2026 MRE") was prepared by Chafana Hamed Sako (P.Geo.) and Simon Boudreau (P.Eng.) of Norda Stelo. The effective date is January 15, 2025.

The Mineral Resources herein are not Mineral Reserves as they do not have demonstrated economic viability.

The QPs consider the 2026 MRE reliable and based on quality data, reasonable assumptions and parameters that follow CIM Definition Standards.

The QPs have classified the Mineral Resources in the 2026 MRE as Indicated and Inferred based on data density, search ellipse criteria, drill hole spacing and interpolation parameters. The QPs also believe the requirement of 'reasonable prospects for eventual economic extraction' has been met by having resources constrained by optimized pit-shell and DSO stope designs and by applying a cut-off grade based on reasonable inputs amenable to potential in-pit and underground extraction scenarios. The following table displays the results of the 2026 MRE combining potential open pit and underground mining scenarios at cut-off grades of 0.48 g/t Au (in-pit) and 1.13 g/t Au (underground).

Table 1.3 displays the results of the 2026 MRE combining potential open pit and underground mining scenarios at cut-off grades of 0.48 g/t Au (in-pit) and 1.13 g/t Au (underground).

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Table 1.3: Summary of Orion Deposit Mineral Resources - January 22, 2026

Orion Deposit
Open pit Mineral Resource (at 0,47 g/t Au cut-off)
Classification	Tonnes	Grade	Ounces
	(t)	(g/t Au)	(oz Troy Au)
Indicated	598,000	1.75	33,600
Inferred	91,000	1.92	5,600
Underground Mineral Resource (at 1,13 g/t Au cut-off)
Classification	Tonnes	Grade	Ounces
	(t)	(g/t Au)	(oz Troy Au)
Indicated	636,000	1.92	39,300
Inferred	523,000	2.16	36,200
Orion Deposit
Classification	Tonnes	Grade	Ounces
	(t)	(g/t Au)	(oz Troy Au)
Total Indicated	1,234,000	1.84	72,900
Total Inferred	614,000	2.12	41,800

Orion MRE notes:

1. TThese Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability. The MRE follows current CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019)..

2. The independent and qualified persons (“QPs”) for the MRE, as defined by NI 43-101, are Chafana Sako, P.Geo. of Norda Stelo and Stephen Coates, P.Eng. of Evomine. The effective date is January 22, 2026.

3. The estimation encompasses thirty-seven (37) zones and a dilution envelope using Leapfrog Geo and interpolated using Leapfrog Edge.

4. 1.0-m composites were calculated within the mineralized zones using the grade of the adjacent material when assayed or a value of zero when not assayed. High-grade capping on composites (supported by statistical analysis) was set between 5.0 and 70.0 g/t Au for envelopes.

5. The estimate was completed using a sub-block model in Leapfrog Edge, with a parent block size of 5m x 5m x 5m (X,Y,Z) and a sub-block size of 0.625m x 0.625m x 0.625m (X,Y,Z).

6. Grade interpolation was obtained by the Ordinary Kriging (OK) method using hard boundaries.

7. Density values of 2.7 to 2.83 g/cm3 were assigned to all mineralized zones.

8. Mineral Resources were classified as Indicated and Inferred Mineral Resources. Inferred category is defined for blocks estimated if the 1 to 5 holes closest to the block have an average distance < 35 to 55 m and if the block was estimated with pass 1 or 2 and there is reasonable geological and grade continuity.

9. The MRE is locally pit constrained. The pit-constrained results are presented undiluted and are considered to have reasonable prospects of economic viability. The pit-constrained MRE is reported at a 0.42 g/t Au cut-off grade. The cut-off was calculated using the following parameters: gold price = US$ 3,500/oz; USD:CAD exchange rate = 1.40;  mining cost = CAN$10.00/t; processing + G&A costs = CAN$48.50/t; bedrock slope angle of 50°; and mill recovery = 92%.

10. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

11. The number of metric tons (tonnes) was rounded to the nearest thousand, following the recommendations in NI 43-101. Any discrepancies in the totals are due to rounding effects. The metal contents are presented in troy ounces (tonnes x grade / 31.10348).

12. The QPs are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues or any other relevant issue not reported in the Technical Report that could materially affect the MRE.

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1.12.4 Stog'er Tight Deposit

The updated Mineral Resource Estimate for the Stog’er Tight deposit (the “2026 MRE”) was prepared by Chafana Hamed Sako (P.Geo.) of Norda Stelo and Stephen Coates (P.Eng.) of Evomine. The effective date is January 22, 2026.

The Mineral Resources herein are not Mineral Reserves as they do not have demonstrated economic viability.

The QPs consider the 2026 MRE reliable and based on quality data, reasonable assumptions and parameters that follow CIM Definition Standards.

The QPs have classified the Mineral Resources in the 2026 MRE as Inferred based on data density, search ellipse criteria, drill hole spacing and interpolation parameters. The QPs also believe the requirement of 'reasonable prospects for eventual economic extraction' has been met by having resources constrained by optimized pit-shell and by applying a cut-off grade based on reasonable inputs amenable to potential in-pit extraction scenario.

The following table displays the results of the 2026 MRE potential open pit scenario at cut-off grades of 0.42 g/t Au (in-pit).

Table 1.4: Summary of Stog'er Tight Deposit Mineral Resources - January 22, 2026

Stog'er Tight Deposit
Open Pit Mineral Resource (at 0,42 g/t Au cut-off)
Classification	Tonnes	Grade	Ounces
	(t)	(g/t Au)	(oz Troy Au)
Inferred	545,000	2.16	37,800
Stog'er Tight Deposit
Classification	Tonnes	Grade	Ounces
	(t)	(g/t Au)	(oz Troy Au)
Total Inferred	545,000	2.16	37,800

Stog’er Tight MRE Notes:

1. These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability. The MRE follows current CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).

2. The independent and qualified persons (“QPs”) for the MRE, as defined by NI 43-101, are Chafana Sako, P.Geo. of Norda Stelo and Stephen Coates, P.Eng. of Evomine.. The effective date is January 22, 2026.

3. The estimation encompasses twelve (12) zones and a dilution envelope using Leapfrog Geo and interpolated using Leapfrog Edge.

4. 1.0-m composites were calculated within the mineralized zones using the grade of the adjacent material when assayed or a value of zero when not assayed. High-grade capping on composites (supported by statistical analysis) was set at 30.0 g/t Au for envelopes.

5. The estimate was completed using a sub-block model in Leapfrog Edge, with a parent block size of 3m x 3m x 3m (X,Y,Z) and a sub-block size of 0.75m x 0.75m x 0.75m (X,Y,Z).

6. Grade interpolation was obtained by the Ordinary Kriging (OK) method using hard boundaries.

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7. Density values of 2.8 to 2.9 g/cm3 were assigned to all mineralized zones.

8. Mineral Resources were classified as Indicated and Inferred. Indicated Resources are defined for blocks were estimated if the 2 holes closest to the block have an average distance < 30 m with pass 1 or 2, and there is reasonable geological and grade continuity. The Inferred category is defined for blocks estimated if the 1 hole closest to the block have an average distance < 60 m and if the block was estimated with pass 3 and there is reasonable geological and grade continuity.

9. The MRE is locally pit constrained. The pit-constrained results are presented undiluted and are considered to have reasonable prospects of economic viability. The pit-constrained MRE is reported at a 0.48 g/t Au cut-off grade. The cut-off was calculated using the following parameters: gold price = US$ 3,500/oz; USD:CAD exchange rate = 1.40; mining cost = CAN$10.00/t; processing + G&A costs = CAN$82.02/t; bedrock slope angle of 50°; and mill recovery = 92%.

10. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

11. The number of metric tons (tonnes) was rounded to the nearest thousand, following the recommendations in NI 43-101. Any discrepancies in the totals are due to rounding effects. The metal contents are presented in troy ounces (tonnes x grade / 31.10348).

12. The QPs are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues or any other relevant issue not reported in the Technical Report that could materially affect the MRE.

1.13 Mining Methods

1.13.1 Geotechnical Considerations

Pit walls at Hammerdown and Orion deposit will be comprised primarily of mafic volcanic and felsic to mafic schist units with dominant sub-vertical, northeast-southwest trending foliation. The Stog'er Tight pits will be developed in Gabbro and Mafic Volcanics with a well-developed, shallow to moderately north- northeast dipping foliation. Secondary, shallow to moderately dipping joint sets have also been identified and incorporated into the geotechnical design at Hammerdown and Stog'er Tight deposits.

Rock mass quality at all three deposits generally classifies as "Good" geomechanical quality according to the Bieniawski (1989) rock mass rating (RMR) classification system. Intact rock strengths are typically "Strong" (50 to 100 MPa) to "Very Strong" (100 to 150 MPa) according to ISRM (1978) standards.

Based on rock mass the quality and structural characteristics described above along with the relatively shallow pit depths, kinematic (structurally controlled) failures are anticipated to be the primary mechanism of instability. Interramp slope angles recommended for the final Hammerdown pit range from for 49 to 55°, depending on wall orientation. An interramp slope angle of 55° is recommended for the final Orion and Stog'er Tight pit designs. Good quality wall control blasting and scaling practices will be required to achieve 55° interramp slopes while maintaining adequate catch bench widths.

The Captain Nemo Fault parallels the south wall of the Hammerdown pit and is considered critical to overall stability of final pit south wall. Pit designs should mine out the fault to avoid potential for multi-bench or overall slope failures.

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1.13.2 Hydrogeological Considerations

The Hammerdown/Orion area lies near a groundwater divide intersecting three surface watersheds. Analytical estimates indicate pit inflows of approximately 3,426 m³/d at Hammerdown and 1,124 m³/d at Orion at full development. Historical underground workings may currently act as a groundwater sump and could be integrated into future dewatering. Faults and fractures within the pit area may contribute to groundwater inflow and require further investigation. Existing hydrogeologic testing has been limited to shallow depths (≤30 m), and deeper drilling and hydraulic testing are required to characterize full-pit conditions. Water-management design must account for stockpile toe-seepage and seasonal groundwater elevations, including occasional artesian conditions.

Groundwater flows northwest toward Camp Pond, with water levels varying from artesian to ~6 m depth, driven by local topography and past pit development. Further testing is required to delineate potential faults/fractures that may influence inflows to the proposed Gabbro Pit and Pit 278. Development near Fox Pond and Camp Pond will require careful management of pond water levels to avoid unintended drawdown. If pond-level reductions cannot be avoided, a Fisheries Act authorization may be required. A 3-D groundwater model is recommended to integrate pit development, lithology, hydraulic conductivity, and pond interactions.

Groundwater levels surrounding the Pine Cove pit are higher than pit water levels, indicating continued groundwater inflow of ~500 m³/d. Groundwater contributions will remain an important factor in the evolution of the pit lake and long-term water quality. The in-pit tailings facility requires a minimum 10 m water cover, and ongoing monitoring indicates water levels near elevation 23.5 masl. Water-cover thickness will vary as tailings deposition progresses, and groundwater inflow should be incorporated into closure planning and modelling.

1.13.3 Mining

The Preliminary Economic Assessment (PEA) is preliminary in nature. It includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA would be realized.

Open pit optimization was conducted to determine the optimal economic shape of the open pit and guide the open pit design process, with cut-off grades ranging from 0.41 to 0.56 depending on the deposit. Revenue factor of 1.00 pit shells were selected to guide the pit designs for the Hammerdown, Orion and Stog'er Tight deposits. Mined physical quantities represent 4.3 Mt of mineralized material at an average grade of 2.19 g/t for 306.6 koz, 48.0 Mt of waste and 1.7 Mt of overburden. The pits' mining sequence is planned as follows: Hammerdown, Orion and Stog'er Tight. The Hammerdown pit will be mined in three phases: a Hammerdown Phase 1 pit, a Rumbullion area pit and a Hammerdown Phase 2 pushback joining the pits together. The 13-year life of mine incorporates 12 years of direct mill feed from open pit operations and 1 year of stockpile rehandling at a processing rate of 700 tpd. The mining rate is expected to peak at 18,300 t/d and average 12,300 t/d over the 12 years of mining. The Project is planned as a conventional truck-and-shovel open pit mining operation with mining executed by a contractor. Waste loading and haulage will be handled by 3 m3 hydraulic excavators and 41-tonne payload articulated haul trucks. Mineralized material loading and hauling will be handled by a fleet of 2 m3 hydraulic excavators with a 7 m3 front end loader as backup and 38 tonne payload articulated haul trucks.

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1.14 Recovery Methods

The Pine Cove process plant currently treats material via a conventional grind-flotation-leach-Merrill Crowe flowsheet to nominally process 700 tpd material. Run-of-mine (ROM) material is currently processed via a two-stage crushing plant at the Hammerdown deposit and then hauled to the Pine Cove plant. It is proposed to install a three-stage crushing and screening plant with an ore sorting facility at the Hammerdown deposit and continue to haul crushed material to the Pine Cove plant.

Crushed material is processed via a ball mill followed by a flotation circuit. Flotation concentrate is thickened, reground, and then leached via cyanidation. Leach slurry is dewatered via drum filters and pregnant solution treated via a Merrill Crowe circuit to recover gold. Tailings are treated via a cyanide destruction circuit prior to in-pit tailings storage.

The process plant has operated since 2012 and was under care and maintenance from 2022 to 2025 when operations were resumed being commissioned on low-grade stockpiles. The Pine Cove process plant commenced treating material from the Hammerdown deposit in Q4 2025.

A simplified process flowsheet of the Pine Cove process plant is provided in Figure 1.1.

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Figure 1.1: Pine Cove overall flowsheet

Source: New Found Gold 2026.

1.15 Project Infrastructure

Hammerdown is an active pre-commercial production mine, and Pine Cove operates as an existing mill; therefore, site access will utilize the established roads, Route 391 to the Hammerdown Property and Route 418 to the Pine Cove Property. Most onsite roads already exist and require only minor upgrades or expansion as needed.

The Hammerdown Property’s surface infrastructure will include a new ore crushing and sorting plant, with modular buildings for office, dry, warehouse, and maintenance needs. The Pine Cove Property already has all major infrastructure, including a conventional mill and an in-pit tailings storage facility, which has been used since 2018 for secure, permanent tailings storage. Most infrastructure is either established or can be upgraded relatively easy due to ongoing operations.

Process water from the tailing slurry and meteoric water that accumulates in the pit above the settled tailings solids will be reclaimed for use as process water in the process plant.

The power required for the Hammerdown Property will be provided by Newfoundland and Labrador Hydro. Diesel generators will be used for pit dewatering, as well as to provide power at the explosives storage area and the security trailer.

The Project’s water management strategy integrates a combination of non-contact diversion, contact water containment, groundwater dewatering, and passive treatment systems to support effective control of runoff and mine influenced water throughout operations. Across all sites, the system is designed to minimize environmental impact, reduce sediment and contaminant loading, and adapt to operational changes through ongoing monitoring and treatment optimization.

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1.16 Market Studies and Contracts

The gold market is mature globally with numerous reputable refiners readily available. As such, a market study for the salability of gold products or for the expected price of gold was not undertaken.

The commercial terms for refining the doré to produce saleable gold and the doré shipping cost estimates (see Table 1.5) used in this analysis were provided by New Found Gold based upon current experiences with the doré product coming from the Pine Cove Mill.

Table 1.5: Commercial terms for the sale of gold doré

Description	Unit	Doré
Refining Cost (Gold)	US$/oz	5.0
Gold Payable	%	99.975
Doré Shipping Charge	US$/oz	15.0

The price projection for the PEA financial model base case is presented in Table 1.6. The pricing is representative of the 75th percentile of the consensus opinions of several financial institutions in December 2025 as documented by BMO Capital Markets and provided to New Found Gold.

Table 1.6: Commodity pricing

Element	Unit of Measure	Financial Model
	Year	2026	2027	2028	2029	2030	LT
Au	US$/oz	4,132	4,000	3,775	3,600	3,600	$3,475

The consensus price has a weighted average against recovered gold of US$3,656/oz Au over the LOM. The selected slate of gold prices is viewed as conservative compared to the February 18 EOB spot price of near US$5,000/oz. With the current gold market, three year trailing average pricing for establishing a fixed gold price for the economic analysis was considered not applicable to the Hammerdown project.

Contract terms and refining charges are in place with refining companies. It is expected that any future contract terms will be typical. Metal prices in the sales contracts are expected to reference prices similar to those published in the London Metal Exchange (LME).

Operational contracts are in place for:

• Mining

• Mines Engineering

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• Geological Services

• Crushing at Mine Site

• Haulage from Hammerdown to Pine Cove Mill

1.17 Environmental Studies, Permitting and Social or Community Impact

Maritime has compiled environmental, permitting, and socio‑community information for the Hammerdown/Orion, Stog’er Tight, and Pine Cove sites based on historical studies and recent baseline programs completed between 1992 and 2025. These programs address terrestrial and aquatic ecosystems, hydrology and water quality, hydrogeology, air quality, metal‑leaching and acid‑rock‑drainage (ML/ARD) characteristics, and site‑specific regulatory requirements. Environmental conditions across the sites are characteristic of the Central Newfoundland and North Shore Forest ecoregions. Recorded environmental considerations include occurrences of plant species of conservation concern (SOCC) at Hammerdown and Stog’er Tight deposits, the presence of brook trout and American eel in regional watercourses, and established fish‑habitat compensation works at Pine Cove. No federally designated critical habitat under the Species at Risk Act has been identified at any of the sites. Geochemical testing indicates that tailings and most waste rock are non‑acid generating (NAG), with tailings placed in the Pine Cove in‑pit storage facility under a permanent water cover of approximately 10 m.

Hammerdown, Stog'er Tight, and Pine Cove have been released from the provincial Environmental Assessment (EA) process for their current development phases, and related Certificates of Approval (CofA) govern construction, operation, discharge, and monitoring requirements. Development at Orion is expected to require provincial EA registration and subsequent permitting. Stog'er Tight is presently under care and maintenance, and updated permits and plans, including an updated Development Plan and Rehabilitation and Closure Plan (RCP), will be required before mining activities resume. Future modifications to the Pine Cove site that may be required could be subject to additional assessment and/or permitting requirements depending on the nature of the modifications required. Federal EAs were not required, as these projects did not meet the threshold under the current or previous federal EA legislation; the proposed milling rate at Pine Cove will remain below the 5,000 t/day federal threshold.

Federal oversight applies where applicable under the Fisheries Act and the Metal and Diamond Mining Effluent Regulations (MDMER), with Pine Cove being the only site currently subject to Environmental Effects Monitoring (EEM) due to its active final discharge point. All three sites have approved RCPs, each supported by financial assurance; closure cost estimates have been updated as part of the Technical Report.

Engagement with Indigenous groups, nearby municipalities, and community stakeholders has occurred through project-specific permitting processes and ongoing communication activities. This environmental and regulatory information has been incorporated into the Technical Report to support ongoing and future planning, permitting, and closure considerations.

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1.18 Capital and Operating Costs

The project capital cost estimate (CAPEX), sustaining capital estimate (SUSEX), and operating cost estimate (OPEX) were compiled by WSP; and are based on the Project and ongoing scope of work presented in this Report's Items.

WSP used the current contractor crushing agreement for that component of the OPEX and developed the SUSEX for the Water Management and Electrical portions of the scope. All contributors to the CAPEX, SUSEX, and OPEX are identified in Table 1.7.

Table 1.7: List of cost estimation by contributor firm

Description	Contributors
Mining	Evomine
Contractor Crushing	WSP
Sorting and Crushing Plant	Canenco
Haulage	Lincoln Metallurgical
Mineral Processing	Lincoln Metallurgical
General and Administrative (G&A)	Lincoln Metallurgical
Water Management	WSP
TSF Water Recirculation	Knight Piésold
Power and Electrical	WSP

Unless indicated otherwise, all CAPEX, SUSEX, and OPEX costs are expressed in Canadian Dollars (CAN$ or $) and are based on Q1 2026 pricing.

1.18.1 Capital Costs

The sole project capital (CAPEX) item identified as part of the Project scope and described in this Report is the Sorting and Crushing Plant that had its CAPEX and OPEX developed by Canenco.

The Sorting and Crushing Plant CAPEX was developed to deliver an overall accuracy range of -30% to +50%. Ranges could exceed those shown, if there are unusual risks.

For this PEA, the CAPEX reflects an EPCM-type execution model. Although some individual elements of the CAPEX may not achieve the target level of accuracy, the overall CAPEX should fall within the parameters of the intended accuracy.

The Sorter and Crushing Plant CAPEX consists of direct and indirect capital costs as well as contingency.

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Provisions for sustaining capital (SUSEX) are also included mainly for mining, water management, and electrics related to the mining. Amounts for the mine closure and rehabilitation of the site have been estimated as well. The $89.3 million of mining SUSEX is composed of $87.7 million for capitalized waste removal and $1.6 million for haul roads and laydown areas. Consistent with the mine operating costs, the capitalized waste removal has no indirects or contingency applied.

Table 1.8 presents a summary of the CAPEX and SUSEX distributed over the LOM indicated separately. Owner's costs, contingencies and risk amounts are included in these capital amounts.

The project capital cost totals $24.3 million and the sustaining capital cost totals $97.6 million. Closure and reclamation related costs are estimated at $18.0 million. The capital cost applies to the Hammerdown deposit, Wisteria, Orion, and Stog'er Tight. The capital expenditure by area forecast for the entire mine life is provided in Table 1.8.

Table 1.8: Capital cost estimate by area

Area	Description	CAPEX (CAN$ M)	SUSEX (CAN$ M)	Totals by Area (CAN$ M)
1000	Open Pit Mining	-	89.3	89.3
2000	Sorter and Crushing Plant	14.9	-	14.9
3000	Processing	-	-	0
4000	Water Management	-	4.1	4.1
4140	Tailing Management Facilities	-	-	0
5000	Power, electrical & instrumentation	-	1.3	1.3
6000	Off-site Infrastructure	-	-	0
7000 & 8000	Indirects	4.6	1.4	6.0
9000	Contingency	4.9	1.7	6.6
10000	Reclamation and Closure	-	18.0	18.0
	Total Major Area CAPEX*	24.3	115.7	140.0

*Numbers may not sum precisely due to rounding.

The exchange rate used for items quoted in US$ was 1.39 CAN$ : 1.00 US$.

The Pine Cove Mill commenced production of doré using Hammerdown mined material in November 2025 so most of the year 2026 capital expenditures are SUSEX and these capital expenditures continue throughout the mine life as SUSEX. The Sustaining costs are included in the overall Project CAPEX.

These sustaining capital costs cover several areas, including mining, water management, and electrics.

At the end of the mine life, it is required that all disturbed areas are rehabilitated, and equipment and buildings are disposed of. Closure costs are kept separate in the Cashflow analysis shown in Section 22 of this Report as Other Costs in that they provide no asset values and are treated different from equipment acquisitions in the tax assessment. They have been included in Table 1.8 as sustaining capital.

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1.18.2 Operating Costs

The estimated life-of-mine operating costs per tonne of material processed and per ounce of gold sold are summarized in Table 1.9.

Table 1.9: Operating cost by area

Description	$/t milled	US$/oz
Open Pit Mining	142.30	1,287
Processing	46.29	419
On-Site Crushing	1.09	10
Sorter and Crushing Plant	8.27	75
General & Administrative	9.58	87
Haulage	21.84	198
TFS and Water Management	0.41	4
Total	229.78	2,078

Mine operating costs have been estimated based on the 2026 Hammerdown operating budget, which is supported by firm contractor quotes for most material items.

The processing operating costs are estimated from operational historical information and budget costs. The processing costs include workforce, electrical power, wear parts, maintenance parts, grinding media, reagents, laboratory, and mill general.

The current contractor rate for on-site crushing provided the rate at the Hammerdown site for 2026 of $13.45 per tonne processed and a total cost for that year of CAN$3.4 million. The application of the LOM total tonnes processed against the 2026 cost leads to the $1.09/t milled in Table 1.9.

The same sorter and crushing plant will be used for both the Hammerdown and Orion sites. It has an operating cost of $7.29 per tonne sorted, which then provides an average cost of US$75/oz Au sold or $8.27 per tonne processed and a total cost over the LOM of CAN$26 million.

The crushing and sorting plant operating costs were compiled to loadout of the crushed product for trucking to the process facility. The crushing and sorting plant facility is designed to process 1,200 t/d at availabilities of 73%. Labour rates and benefit packages were based on industry information compiled by New Found Gold. Power costs were calculated from the total installed power assuming $0.116/kWh. Vendor recommended spare parts and pricing for one year of operation were used to estimate crusher wear costs. Equipment maintenance was calculated by applying a factor of 4% to major process equipment cost. Fuel pricing for mobile equipment was based on an internal source at a diesel cost of $1.71/litre.

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The annual G&A cost is estimated from historical information and budget costs. General and Administration (G&A) is a yearly CAN$2.3 million cost that then averages US$87/oz Au sold or $9.58 per tonne processed.

Haulage from the Hammerdown and Orion sites to the Pine Cove Mill is estimated from a current contractual price of $25.60 per tonne processed. Haulage from the Stog'er Tight site to the Pine Cove Mill is a lesser distance with the estimated cost factored at $2.50 per tonne processed. The weighted average between the sites using tonnes processed by site then provides the $21.84/t milled in Table 1.9.

TSF and water management cost is a $100K per year allowance that then averages US$4/oz Au sold or $0.41 per tonne processed.

1.19 Economic Analysis

The economic analysis presented in this Section contains forward-looking information under Canadian securities law. The results of the analysis rely on inputs that are subject to known and unknown risks, uncertainties, and other factors, which may cause actual results to differ materially from those presented here.

The economic analysis of the Hammerdown Gold Project is preliminary in nature and per allowances for PEA level of study, includes Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. As a result, there is no certainty that this 2026 PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The PEA production plan used for the economic analysis includes Inferred Mineral Resources. To advance the study beyond the PEA level, a Mineral Reserve Estimate would have to be made, and Inferred Resources would need to be upgraded or removed from the production plan.

The economic analysis is based on the discounted cash flow (DCF) method on a pre-tax and after-tax basis. Current Newfoundland tax regulations were used to assess corporate tax liabilities. The key metrics determined in the analysis are the Net Present Value (NPV) at a discount rate of 5%. With the initial years showing positive cashflows, the Internal Rate of Return (IRR) and the Payback Period do not apply. A sensitivity analysis was carried out to assess the impact of variations in Recoveries, Gold Price, CAPEX, and OPEX on the financial metrics. For the purposes of the evaluation, it is assumed that the operations are established within a single corporate entity. The Project has been evaluated on an unlevered, all-equity basis.

The cash flow model uses inputs from all elements of the Project to provide a comprehensive financial projection for the entire Project, on an annual basis, supporting a 14-year life of the Project with 13-year of processing period. All prices and costs are in Canadian dollars and accurate as of Q1 2026. No provisions have been made for the effects of inflation.

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Table 1.10 provides a summary of the key technical assumptions and inputs.

Table 1.10: Hammerdown Gold Project PEA summary: key technical assumptions and cost inputs

Description	Unit	Value
Gold Price (Average LOM Base Case)	US$/oz Au	3,656
Exchange Rate	CAN$/US$	1.39
Discount Rate	%	5
Project Parameters
LOM	years	13
Total Potential Mill Feed Tonnage	kt	3,159
Average Mined Grade	g/t Au	2.19
Mill Feed Head Grade (Post-Sorting)	g/t Au	2.89
Cut-off Grade (Range Depending on Deposit)	g/t Au	0.41-0.56
Process Plant Average Gold Recovery	%	85.5
Contained Gold	koz	306.6
Recovered Gold	koz	251.3
Average Annual Gold Production	koz/yr	19.3
Average Mineralized Material Mining Rate (Post Sorting)	tpd	700
Strip Ratio	Waste : ore	11.4:1
Capital Cost Estimate
Project Capital (with Contingency)	$M	24.3
Sustaining Capital (LOM with contingency)	$M	97.7
Reclamation and Closure Capital	$M	18.0
LOM Operating Costs
Open Pit Mining	$M	449.5
Processing	$M	146.2
Contractor Crushing 2026	$M	3.4
Sorting and Crushing Plant Operation	$M	26.1
Haulage to Pine Cove Mill	$M	69.0
TSF and Water Management	$M	1.3
General and Administrative (G&A)	$M	30.3
Total Operating Costs[1]	$M	725.9
Revenue Related Costs
Selling Costs	$M	7.0
Royalty NSR	$M	17.4
LOM Operating Unit Costs
Open Pit Mining	$/t milled	142.30
Processing	$/t milled	46.29
Contractor Crushing 2026	$/t milled	1.09
Sorting and Crushing Plant Operation	$/t milled	8.27
Haulage to Pine Cove Mill	$/t milled	21.84
TSF and Water Management	$/t milled	0.41

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Description	Unit	Value
General and Administrative (G&A)	$/t milled	9.58
Total Operating Costs[1]	$/t milled	299.78
Total Cash Cost[2]	US$/oz Au	2,149
AISC[3] (LOM)	US$/oz Au	2,429

1 Total operating costs refer to onsite charges that cover open pit mining, processing and material handling, and onsite general and administrative costs.

2 Total cash costs are calculated as the sum of doré transportation, treatment and refining charges, royalties, and total operating costs, divided by the quantity of ounces sold.

3 AISC is calculated as the sum of doré transportation, treatment and refining charges, royalties, total operating costs, and sustaining capital costs, divided by the quantity of ounces sold.

Numbers may not add up due to rounding

Table 1.11 depicts the financial results. At an assumed weighted average gold price of US$3,656 per ounce based on LOM gold ounces recovered, the financial results indicate a positive pre-tax NPV of $318.5 M and after-tax NPV of $199.2 M, both at a discount rate of 5%. With positive cashflows for the initial four years neither an IRR nor a Payback in years is applicable.

Table 1.11: Economic results summary

Description	Unit	Pre-Tax	After-Tax
NPV @ 5%	CAN$ M	318.5	199.2
IRR	%	n/a	n/a
Payback Period	Years	n/a	n/a

Numbers may not add due to rounding

Figure 1.2 graphically depicts the pre-tax cashflows along with the cumulative pre-tax and after-tax cashflows.

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Figure 1.2: Annual and cumulative cash flows

All years maintain a positive cashflow apart from 2030 and 2031.

A sensitivity analysis was conducted using the Section 22.4 economic analysis as the base case to assess the impact of changes in process recovery, in the price of gold, in total CAPEX and OPEX on the Project's NPV at a 5% discount rate and IRR. The after-tax results of the sensitivity analysis are shown in Table 1.12 to Table 1.15, and Figure 1.3 and Figure 1.4. The NPV of the Project is most sensitive to variations in the gold price and gold recovery projections, followed by OPEX and CAPEX. The Project NPV goes negative at the lower limit of the price interval tested. Although the intervals and increments assessed are different, the spider graphs show the NPV appears to be equally sensitive to variations in Recovery and Price. Overall, within the limits of accuracy of the cost estimates in this study, the Project's potential after-tax viability does not seem significantly vulnerable to the under-estimation of capital costs up to 20%, when taken individually. The sensitivity to OPEX indicates reductions in operating costs up to 20% would be of benefit.

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Table 1.12: Economic metrics sensitivity to variations in the recovery

Description	Units	After Tax Net Present Value @ 5%
Percent Variation	%	-7.6%	-3.8%	Base	+3.8%	+7.6%
Au Recovery	%	79.0	82.2	85.5	88.7	92.0
NPV @5.0%	CAN$ M	121.4	160.3	199.2	238.0	276.9
IRR	%	n/a	n/a	n/a	n/a	n/a
Payback	Years	n/a	n/a	n/a	n/a	n/a
Percent Variation in NPV	%	-39	-20	0	+20	+39

Table 1.13: Economic metrics sensitivity to variations in the gold price

Description	Units	After Tax Net Present Value @ 5%
Percent Variation	%	-20%	-10%	Base	+10%	+20%	+36.7%
Au Price	US$/oz	2,925	3,291	3,656	4,022	4,388	5,000
NPV @5.0%	CAN$ M	-6.5	96.3	199.2	302.0	404.9	415.1
IRR	%	n/a	n/a	n/a	n/a	n/a	-
Payback	Years	n/a	n/a	n/a	n/a	n/a	-
Percent Variation in NPV	%	-103	-52	0	+52	+103	+108

Table 1.14: Economic metrics sensitivity to variations in the total OPEX

Description	Units	After Tax Net Present Value @ 5%
Percent Variation	%	-20%	-10%	Base	+10%	+20%
Operating Cost	CAN$ M	580.8	653.3	725.9	798.5	871.1
NPV @5.0%	CAN$ M	313.7	256.4	199.2	141.9	84.7
IRR	%	n/a	n/a	n/a	n/a	n/a
Payback	Years	n/a	n/a	n/a	n/a	n/a
Percent Variation in NPV	%	+57	+29	0	-29	-57

Table 1.15: Economic metrics sensitivity to variations in the total CAPEX (includes Sustaining Capital and Closure Costs)

Description	Units	After Tax Net Present Value @ 5%
Percent Variation	%	-20%	-10%	Base	+10%	+20%
Capital Cost	CAN$ M	112.0	126.0	140.0	154.0	168.0
NPV @5.0%	CAN$ M	220.4	209.8	199.2	188.6	177.9
IRR	%	n/a	n/a	n/a	n/a	n/a
Payback	Years	n/a	n/a	n/a	n/a	n/a
Percent Variation in NPV	%	+11	+5	0	-5	-11

The following Figure 1.3 and Figure 1.4 graphically show the tabulated NPV @ 5% values as well as the percent variations in these NPV values from the base case NPV @ 5% value.

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Figure 1.3: After-tax NPV 5%: sensitivity to recovery, price, CAPEX, and OPEX

Figure 1.4: After-tax percent variation in NPV 5%: sensitivity to recovery, price, CAPEX, and OPEX

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1.20 Adjacent Properties

The Hammerdown Property is situated within the Green Bay area and is surrounded by mineral licences held by third parties, although New Found Gold controls a contiguous land package that includes the Whisker Valley and Gull Ridge blocks, providing a substantial exploration buffer around the deposit. Approximately 14 km from the Hammerdown deposit lies the Little Deer Deposit, owned by FireFly Metals Ltd., a high-grade copper-rich volcanogenic massive sulphide (VMS) system with reported Measured, Indicated, and Inferred Mineral Resources prepared under JORC (2012) and NI 43-101 standards.

The Pine Cove Gold Property is largely bordered by water, with its southern boundary adjoining third- party mineral licences, including the Ming Mine, also held by FireFly Metals Ltd. FireFly has reported a current Mineral Resource Estimate for Ming, a VMS deposit hosted in rocks of the Pacquet Harbour Group, which is geologically distinct from the gold mineralization at Pine Cove.

The Qualified Person has not independently verified the information related to adjacent properties, and such information is not necessarily indicative of mineralization on the Hammerdown or Pine Cove properties.

1.21 Interpretations and Conclusions

For complete details on interpretations and conclusions, please refer to Section 25 of the technical report.

1.21.1 Geology and Mineral Resources

Hammerdown Deposit

The Hammerdown deposit hosts structurally controlled quartz-vein gold mineralization typical of orogenic lode gold systems. Drilling data and QA/QC results from recent exploration programs are considered adequate for Mineral Resource estimation.

Open pit-constrained Mineral Resources include Measured Resources of 271 kt at 8.24 g/t Au (72 koz), Indicated resources of 1,823 kt at 1.96 g/t Au (115 koz), and Inferred Resources of 973 kt at 2.59 g/t Au (81 koz). No underground Mineral Resources are reported. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. Opportunities and risks for the Hammerdown deposit are summarized in Sections 1.22 and 1.23.

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Orion Deposit

The Orion gold deposit consists of a structurally controlled system, typical of orogenic, volcanic hosted lode gold deposits. The database and related QA/QC generated from the Orion drilling programs is considered reliable and suitable for use in Mineral Resource estimation.

The total open pit constrained Indicated Mineral Resource for the Orion deposit is estimated at 598 kt grading 1.75 g/t Au, (33.6 koz Au). The total open pit constrained Inferred Mineral Resource is estimated at 91 kt grading 1.92 g/t Au, (5.6 koz Au). The total underground Indicated Mineral Resource is estimated at 636 kt grading 1.92 g/t Au, (39.3 koz Au), while the underground Inferred Mineral Resource is estimated at 523 kt grading 2.16 g/t Au, (36.2 koz Au). Combined, the Orion Deposit hosts a total indicated mineral resource of 1,234 kt grading 1.84 g/t Au, (72.9 koz Au), and a total Inferred Mineral Resource of 614 kt grading 2.12 g/t Au, (41.8 koz Au). Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Opportunities and risks for the Orion deposit are summarized in Sections 1.22 and 1.23.

Stog'er Tight Deposit

At the Stog'er Tight deposit, the gold mineralization consists of a dense and a complex vein system structurally controlled with pyrite replacement typical of orogenic gold deposit. Drilling data and QA/QC data are reliable and of sufficient quality for Mineral Resource estimation.

The Stog'er Tight deposit hosts a total Inferred open pit constrained Mineral Resource of 545 kt grading

2.16 g/t Au, (37.8 koz Au). Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Opportunities and risks for the Stog'er Tight deposit are summarized in Sections 1.22 and 1.23.

1.21.2 Mining Methods

The PEA is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. No Mineral Reserves are defined for the Project.

The PEA has demonstrated the potential to extract the mineralized material at Hammerdown, Orion and Stog'er Tight using open pit mining methods. The Project is projected over a 13-year life of mine with a processing rate of 700 tpd. The average strip ratio over the LOM is 11.4 with an average mining rate of 12,300 tpd. Total extracted material equals 54.1 Mt including 4.4 Mt of mineralized material at an average grade of 2.19 g/t Au for 306.6 koz, 48.0 Mt of waste and 1.7 Mt of overburden.

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1.21.3 Recovery Methods

The Pine Cove process plant currently treats material via a conventional flotation-leach-Merrill Crowe flowsheet to nominally process 700 tpd material. Run-of-mine (ROM) material is currently processed via a two-stage crushing plant at the Hammerdown deposit and then hauled to the Pine Cove plant. It is proposed to install a three-stage crushing plant with an ore sorter at the Hammerdown deposit and continue to haul crushed material to the Pine Cove plant.

1.21.4 Project Infrastructure

The Hammerdown Project plans to use open-pit mining and processing ore at the existing Pine Cove Mill, with tailings stored nearby in an existing permitted in-pit facility. Most needed infrastructure is either already available or scheduled for upgrades that can meet the industry standards required for a PEA- level study.

1.21.5 Environmental Studies, Permitting and Social and Community Engagement

• Pine Cove, Hammerdown/Orion, and Stog'er Tight include legacy disturbances and localized water quality issues that guide monitoring and permitting needs.

• Pine Cove requires updates to dam safety instrumentation and water management infrastructure.

• Hammerdown, Stog'er Tight, and Pine Cove operate under existing provincial approvals, while Orion will require a new EA registration.

• All sites (Hammerdown/Orion, Stog'er Tight, and Pine Cove) are influenced by hydrogeological conditions that affect inflows, pit/pond interactions, and water handling needs.

• Hammerdown/Orion require deeper testing and groundwater modelling, while Stog'er Tight requires fracture zone delineation and 3D modelling.

• Pine Cove groundwater inflow influences pit lake evolution and closure planning.

• Hammerdown/Orion stockpile toe seepage should be incorporated into updated site wide water management plans.

• All sites require integrated water management plans that reflect inflows, groundwater behaviour, pond interactions, and seasonal variability.

• Hammerdown/Orion and Stog'er Tight require deeper testing and numerical modelling to refine inflow estimates, understand pit/pond interactions, and support updated water management and permitting needs.

• Stog'er Tight requires water level control strategies to support development, including Fisheries Act engagement and associated fish habitat considerations.

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1.21.6 Capital and Operating Cost Estimates

The estimated capital and operating costs are reasonable for a PEA level analysis.

1.21.7 Economic Analysis

Based on the available information, the project has an after-tax NPV of $199.2M at a discount rate of 5% and with positive cashflows for the initial four years neither an IRR nor a Payback in years is applicable. The sensitivity analysis indicates that the Project economics are most sensitive to the gold price and the gold recoveries. As an example, the previous Table 1.13 shows that with a US$2,925/oz gold price that is 20% below the base case of $3,656/oz, the Project NPV goes negative, while with a February 18th near spot US$5,000/oz gold price the Project NPV more than doubles.

1.22 Opportunities

1.22.1 Mineral Resource

The main Mineral Resource opportunities at the Hammerdown deposit are the upside potential to add Mineral Resources within the current MRE pit optimization or on its fringe, and the potential to add Mineral Resources contained within backfilled historical stopes.

The Orion deposit offers opportunities to increase Mineral Resources by converting the Inferred mineralized zones to the Indicated category within the pit shell, as well as the potential to define mineralization at depth, which remains open down plunge to the northeast.

The main opportunities at the Stog'er Tight deposit are the remaining gold in the stockpiles, the potential underestimation of mineralization due to under-sampled drill holes that created gaps in the MRE, and possible extensions, both laterally and particularly at depth.

1.22.2 Mining

The opportunities related to mining include:

• The processing of sorter rejects at the end of the mine life if economic conditions are favorable, which amount to 1,195 kt at 0.33 g/t for 12.6 koz.

• The inclusion in the mine plan of resources not currently considered; particularly the underground resources at the Orion deposit which include 636 kt at 1.92 g/t for 39.3 koz. in the Indicated category and 523 kt at 2.16 for 36.2 koz. in the Inferred category.

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1.23 Risks

1.23.1 Mineral Resource

The main Mineral Resource risks at the Hammerdown deposit are the uncertainty of the historically mined stopes and associated precision of the geological model, and the narrow vein style of mineralization that may lead to difficult dilution management. A derisking drilling program is recommended to alleviate the risk related to the stope placement, and a geological modelling using minimum thicknesses and monitoring of grade control model are recommended to mitigate the risk related to the width of mineralization.

The principal risk at the Orion deposit is the limited number of drill holes used in the MRE. Orion remains at an exploratory stage and requires infill drilling to increase confidence in the resource model.

The main Mineral Resource risks at the Stog'er Tight deposit are the uncertainty associated with mineralized zones defined by downdip diamond drilling, and the complex geometry and discontinuity of the vein system, which complicate mineralization delineation. An infill drilling program at appropriate orientations, including televiewer surveys, is recommended to improve delineation of mineralized zones, reduce uncertainty in the current geological model, and enhance understanding of the structural controls on mineralization.

1.23.2 Mining

The risks related to mining include:

• Differences in geological model versus what is mined.

• Mine dilution at Hammerdown considering the narrow nature of the veins being mined in an open pit environment.

• Geotechnical risks, particularly the possible impact related to the Captain Nemo Fault which is in the vicinity of the Hammerdown deposit.

1.24 Recommendations

1.24.1 Mineral Resource

Hammerdown

Based on the risks and opportunities identified, and general observations made on the Mineral Resource estimate, the Hammerdown deposit QP recommends a diamond drilling work program to target at-risk areas and Inferred Mineral Resource conversion, grade control block model reconciliation with the MRE model, as well as QA/QC monitoring for its diamond drilling programs.

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Orion Deposit

Diamond drilling recommendations at the Orion deposit can be summarized as follows:

• Carry out conversion drilling in Inferred mineral zones to upgrade those blocks to Indicated Mineral Resources.

• Consider using screen-metallic analysis with gravimetric finish, or AA with gravimetric finish, for samples containing coarse gold or for samples falling above the established coarse-gold threshold.

Stog'er Tight Deposit

The authors recommend additional work be carried out to continue exploring the Property and enhance the economic potential of the Project.

Diamond drilling recommendations at the Stog'er Tight deposit can be summarized as follows:

• To proceed to an independent surveyor to confirm collar coordinates for the majority of holes with remaining collar.

• To correct minor inconsistencies in the current merged database using raw data or corrected source files (e.g. final depth, lithological gap, project header, etc.)

• To record some geological features such as vein intervals, alteration and deformation in a specific table.

• To conduct an infill sampling program on existing drill cores.

• To add field duplicates to the QA/QC routine at the same nominal frequency as the other QA/QC sample types in further DDH programs

• To proceed with televiewer survey on a selection of drill holes to better understand mineralized vein system and structural framework on the deposit.

• Conduct an infill drilling program to better delineate mineralized zones such as the apparent ore shoots.

• To pursue exploration work in the Stog'er Tight deposit and test depth extensions of the mineralization as well as possible three subsidiary zones, in the north-western port of the 278 Zone, at depth below the Gabbro Zone and to the north of the Gabbro Zone.

1.24.2 Mineral Processing and Metallurgical Testing

Additional metallurgical and mineralogical characterisation studies are recommended as the mineralization is processed in order to further refine the process flowsheet variables through operations. The following is recommended:

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• Further study should be undertaken at site on the Merrill Crowe circuit with assay of the solutions prior and post precipitation.

• As operations continue to process the mineralization, comparison and corrections should be made to the data set to further build on the level of metallurgical understanding this project already owns.

1.24.3 Mining Methods

Several studies should be performed to further optimize and define the mine design and schedule as well as supporting mine infrastructure. The following work is recommended:

• Hammerdown Phase 2 pit design optimization considering the geotechnical constraints pertaining to the Captain Nemo Fault.

• Detailed planning of mine extraction schedule as well as infrastructure requirements.

• Condemnation drilling for supporting mine infrastructure; particularly the Hammerdown and Orion waste rock storage facility.

1.24.4 Recovery Methods

It is recommended that the sorting plant be constructed to allow for two sorters to maintain sorting efficiencies into operations.

The process plant resumed operations in 2025 and was commissioned on low grade stockpiles and then commenced treating material from the Hammerdown deposit in Q4 2025. It is recommended to continue to optimize plant operations.

1.24.5 Project Infrastructure

Water Management

• Advance design for future phases

• Enhance Hydrologic and Groundwater Monitoring

• Expand Water Quality Characterization

• Conduct Settling Pond Optimization Studies

• Evaluate Future Treatment Requirements

• Review and Integrate Legacy Infrastructure Performance

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1.24.6 Environment, Permitting and Social and Community Engagement

Water Management

• Integrate stockpile toe-seepage estimates

• Advance development of comprehensive water management plans

• Develop water-level management plans for Fox Pond and Camp Pond at Stog'er Tight

Fisheries Act and Pond Interaction Considerations

• Initiate engagement with Fisheries and Oceans Canada (DFO) regarding Stog'er Tight

• Maintain existing habitat offset measures at Pine Cove

Environment Baseline and Geochemical Programs

• Continue environmental baseline updates

• Expand geochemical testing

• Continue long-term monitoring at Pine Cove under the MDMER

• Monitor discharge volumes and effluent quality parameters for Hammerdown, Orion and Stog'er Tight to identify when sites approach/meet MDMER applicability criteria

Permitting and Regulatory Planning

• Confirm and implement provincial EA and permitting requirements for Orion

• Update and resubmit the development plan, operational plan, and RCP (including Pit 278) for Stog'er

Tight

• Maintain compliance with applicable legislation

Stakeholder, Indigenous, and Regulator Engagement

• Continue to engage with regulators, Indigenous groups, and local communities

• Provide regular opportunities for stakeholder input

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2. Introduction

2.1 Terms of Reference and Purpose of the Report

This independent report for the Hammerdown Gold Project (Project) has been prepared on behalf of Maritime Resources, a wholly owned subsidiary of New Found Gold Corp. (New Found Gold), as a Canadian Securities Administrators' National Instrument 43-101 Standards for Disclosure for Mineral Projects (NI 43-101) Technical Report by WSP Canada Inc. (WSP), Minéralis Consulting Services Inc. (Minéralis), Norda Stelo Inc. (Norda), Canenco Consulting Corp. (Canenco), EvoMine Consulting Inc. (EvoMine), JDS Energy & Mining Inc. (JDS), Stantec Consulting Ltd. (Stantec), Knight Piésold Consulting Ltd. (KP) and Lincoln Metallurgical Inc. (LM).

New Found Gold is a Vancouver, British Columbia, Canada based public company which was incorporated in 2016 and is publicly traded on the TSX Venture Exchange (TSXV: NFG) and the NYSE American (NFGC). New Found Gold is a mineral exploration and emerging gold production company with assets in Newfoundland and Labrador. The Project is 100% owned by New Found Gold following its acquisition of Maritime Resources Corp. (Maritime). New Found Gold is focused on growth and value creation.

The Project is divided into two properties consisting of the Hammerdown property and the Pine Cove property. The Hammerdown property is located approximately 15 km west of the Town of Springdale on the north coast of Newfoundland and Labrador and includes the Hammerdown and Orion deposits that will be mined by open pit method. The Pine Cove property is located approximately 40 km northwest of the upper most point of the Hammerdown property and includes the Stog'er Tight deposit that will be mined by open pit method. Certain infrastructure including the existing Pine Cove Mill and existing tailings storage facility will be shared between the two properties.

This report has been prepared in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) guidelines and NI 43-101, Form 43-101F1, and Companion Policy 43-101CP by the contributors identified in Section 2.2.

New Found Gold currently has mining leases that cover 710.9 ha and 371.4 ha of surface leases in the vicinity of the Project on the Hammerdown property. At the Pine Cove property, New Found Gold currently has mining leases that cover 1,177.4 ha and 491.1 ha of surface leases that encompass the historic Pine Cove Mine and Mill and Argyle deposit, and the Stog'er Tight deposit along with other advanced historic mineral prospects.

The purpose of this report was to provide a PEA and updated mineral resource estimate (MRE) on the Project which includes the Hammerdown and Pine Cove properties. The PEA highlights the regional deposits that will be processed at the Pine Cove Mill, with a milling rate of 700 tpd over the 13-year Life of Mine Plan (LoMP) and includes the addition of pre-concentration sorting for the mined mineral at the Hammerdown property.

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This PEA does not include any discussion on the company's flagship Queensway Project.

The study covers the following key activities:

• Updated Mineral Resource estimate (MRE) for the Hammerdown, Orion and Stog'er Tight deposits.

• Optimization of mine design, including an understanding of the geotechnical conditions of the operation for Hammerdown, Orion and Stog'er Tight deposits.

• Producing a new LoMP and production schedules for the mine operations.

• Updating of all supporting infrastructure including power, buildings, roads, etc.

• Incorporating the results of the pre-concentration sorters in the flowsheet.

• Updating flowsheet to be used for process design and costing.

• Summarizing the environmental permitting requirements.

• Compiling capital expenditure and operating expenditure estimates for the Project.

• Building a cash flow model for performance of an economic analysis of the Project.

• Providing New Found Gold with a Technical Report for public disclosure to potentially be used to raise funds for the further development of the Project.

Cautionary Statement

The PEA is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. No Mineral Reserves are defined for the Project.

The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in the consultants' services. The information, conclusions, and estimates contained herein are based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by New Found Gold, subject to the terms and conditions of its contract with New Found Gold's various consultants and relevant securities legislation. The contract permits New Found Gold to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to NI 43-101. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party's sole risk. It should be noted that the Hammerdown property is currently in an operating state and therefore any future decisions in this report may not be in place moving forward.

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2.2 Qualifications of Consultants

The Consultants preparing this technical report are specialists in the fields of geology, exploration, Mineral Resource and Mineral Reserve estimation and classification, mining, geotechnical, environmental, permitting, metallurgical testing, mineral processing, processing design, civil, mechanical, electrical, capital and operating cost estimation, and mineral economics.

None of the consultants or any associates employed in the preparation of this report has any beneficial interest in New Found Gold. The Consultants are not insiders, associates, or affiliates of New Found Gold. The results of this Technical Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between New Found Gold and the consultants. The consultants are being paid a fee for their services in accordance with normal professional consulting practice.

The following individuals, by virtue of their education, experience and professional association, are considered QPs as defined in the NI 43-101 and are members in good standing of appropriate professional institutions as seen in Table 2.1.

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Table 2.1: QP responsibilities

QP	Designation	Company	QP Responsibility/Role	Report Sections / Sub-sections
Stephen Coates	P.Eng.	Evomine Consulting Inc.	Mineral Reserve Estimate, Mining Methods, Haul roads and Stockpiles, LoMP, Mining Capital and Operating Costs	1.13.3, 1.22.3, 1.23.2, 1.24.5, 16.1, 16.4, 16.5, 16.6, 16.7, 16.8, 18.9, 21.3.2, 21.4.1, 25.2, 26.3
Christian Beaulieu	P.Geo.	Minéralis Consulting Services Inc.	Property Description and Location, Accessibility, Climate, Local Resources, Infrastructure, and Physiography, History, Geological Setting and Mineralization (Hammerdown), Deposit Types (Hammerdown) Exploration (Hammerdown), Drilling (Hammerdown), Sample Preparation, Analyses, and Security (Hammerdown), Data Verification (Hammerdown), Mineral Resource Estimate (Hammerdown), Adjacent Properties	4.1 to 4.5, 5, 6, 7.1, 7.2, 8.1, 10.1, 10.2, 11.0, 11.1.1 to 11.1.6, 12, 14.0, 14.1, 23, 25.1.1, and 26.1.1, and other relevant sub-sections pertaining to the Hammerdown deposit of Section 1
Michael Levy Chafana Hamed Sako	P.Eng. P.Geo.	JDS Energy & Mining Inc. Norda Stelo Inc.	Mining Methods - geotechnical subsection for Geological Setting and Mineralization (Orion), Deposit Types (Orion), Exploration (Orion), Drilling (Orion), Sample Preparation, Analyses, and Security (Orion), Data Verification (Orion), Mineral Resource Estimate (Orion and Stog'er Tight)	1.13.1 and 16.2 1.5.2, 1.6.2, 1.8.2, 1.9.2, 1.10.2, 1.12.3, 1.22.1, 1.23.1, 10.3, 11.1.7, to 11.1.8, 14.2, 14.3, 25.1.2 and 26.1.2, and other relevant sub-sections pertaining to the Orion deposit of Section 1.
James Guiraud	P.Geo.	Norda Stelo Inc.	Geological Setting and Mineralization (Stog'er Tight), Deposit Types (Stog'er Tight), Exploration (Stog'er Tight), Drilling (Stog'er Tight), Sample Preparation, Analyses, and Security (Stog'er Tight), Data Verification (Stog'er Tight)	1.5.3, 1.6.3, 1.7, 1.8.3, 1.9.3, 1.10.3, 1.12.4, 1.22.1, 1.23.1, 7.2,
7.3, 8.1.2, 8.2, 8.3, 9, 10.4, 10.5,
11.2, 12.2, 25.1.3 and 26.1.3, and
other relevant sub-sections
pertaining to the Stog'er Tight
deposit of Section 1.
Stacy J. Freudigmann	P.Eng.	Canenco Consulting Corp.	Mineral Processing and Metallurgical Testing, Recovery Methods, Sorting and Crushing Plant Capital and Operating Costs	1.11, 1.18 (Crush & Sort), 1.24.4, 1.24.6, 13,17.2, 21.2.5, 21.2.8, 21.2.9, 21.4.4, 25.3, and 26.4.

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QP	Designation	Company	QP Responsibility/Role	Report Sections / Sub-sections
Sheldon H. Smith	P.Geo.	Stantec Consulting Ltd.	Property Description and Location - Subsection for environmental risks and liabilities, Mining Methods - Subsection for hydrogeology and geochemistry, Environmental Studies, Permitting, and Social or Community Impact, Closure Costs	4.6, 16.3, 20 and related disclosure in Sections 1, 21, 25, 26, and 27
J. Alex Mcintyre	P.Eng.	Knight Piésold Ltd.	Project Infrastructure - Subsection for tailings, Environmental Studies, Permitting, and Social or Community Impact - Subsection for closure, TSF Operating Costs	18.8.3, 18.10, 20.7 (Pine Cove and Stog'er Tight), 21.2.1 (Tailings), and 21.4.7, and other relevant sub-sections in Section 1.
Neil J. Lincoln	P.Eng.	Lincoln Metallurgical, Inc.	Recovery Methods - input, Mill Operating Costs, G&A costs, Haulage Costs	17.1, 17.3, 21.4.2, 21.4.5, 21.4.6 and 25.3, and other relevant sub- sections in Section 1.
Dachun (David) Jin	P.Eng.	WSP Canada Inc.	Project Infrastructure, Electrical and Water Management Capital Costs	1.15, 1.24.7, 18.1 to 18.7, 18.8.1 to 18.8.2, 25.4 and 26.5, and other relevant sub-sections in Section 1.
William Richard McBride	P.Eng.	WSP Canada Inc.	Introduction, Market Studies and Contracts, compiling of Capital and Operating Costs, Economic Analysis	Sections 1.1, 1.16, 1.18, 1.19, 1,21.1, 1.21.2, 2, 19, 21.1, 21.2.1, 21.2.2, 21.2.3, 21.3.1, 21.3.3, 21.3.4, 21.3.5, 21.3.6, 21.3.7, 21.3.8, 21.4.1, 21.4.3, 22, 25.6, 25.7.

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2.3 Sources of Information

The sources of information included data and previous reports supplied by New Found Gold personnel as well as documents cited throughout the report and referenced in Section 27. New Found Gold's electronic database "Maritime Data Room" was compiled and transmitted by New Found Gold.

The report is also based on information collected by the QPs during site visits performed per Table 2.2

2.4 Site Visit

QP site visits were conducted as shown in Table 2.2.

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Table 2.2: QP site visits to Hammerdown and Pine Cove

QP	Company	Date	Accompanied by	Description of Inspection
Dachun (David) Jin	WSP Canada Inc.	January 7- 9, 2026	Amit Dadhania (WSP) Michael Larter (New Found Gold)	Conducted site visit to Hammerdown mine and Pine Cove Mill.
Neil J. Lincoln	Lincoln Metallurgical Inc.	October 15 & 16, 2025	Alexandra Squires (New Found Gold)	Conducted site visit to Hammerdown mine and Pine Cove Mill
J. Alex Mcintyre	Knight Piésold Ltd.	October 28, 2025	Tony Decker	Conducted site visit to Pine Cove Tailings Storage Facilities.
Sheldon H. Smith	Stantec Consulting Ltd.	October 15 & 16, 2025	Alexandra Squires (New Found Gold)	Conducted site visit to Hammerdown Mine, Nugget Pond mine and Pine Cove mine.
Christian Beaulieu	Minéralis Consulting Services Inc.	May 12 & 13, 2025 and October 15 & 16, 2025	Larry Pilgrim, Jason Flight and Paul LeGrow (Maritime), and Robert Assabgui (New Found Gold)	Conducted site visit to Hammerdown core logging installations, core storage, and mine site. Discussions with Maritime geologists.
Mike Levy	JDS Energy & Mining Inc.	November 9, 2025	Larry Pilgrim & Jason Flight (Maritime)	Inspected the Hammerdown site including the historic pit and reviewed core for geotechnical properties
Stacy Freudigmann James Guiraud	Canenco Consulting Corp. Norda Stelo Inc.	April 15 & 16, 2019 October 4-10, 2025	- Jason Flight (Maritime)	Conducted site visit to Pine Cove Mill Conducted site visit to Stog'er Tight core logging installations, core storage, core review, field visit and mine site. Discussions with Maritime geologists.
Chafana Hamed Sako	Norda Stelo Inc.	-	-	No current Qualified Person site visit has been completed for the Orion deposit. The most recent visit was conducted by Norda in 2022; however, this inspection does not meet the requirements of NI 43-101 for a compliant site visit by the Qualified Person responsible for this Technical Report as it fell outside the acceptable timeframe for a site visit.

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QP	Company	Date	Accompanied by	Description of Inspection
Stephen Coates	Evomine Consulting Inc.	February 3-6, 2026	-	Conducted site visit to Hammerdown mine.
William Richard McBride	WSP Canada Inc.	June 2 to 3, 2016	Larry Pilgrim	Conducted site visit to Hammerdown property as part of the Green Bay study. The Green Bay property, 100% owned by Maritime Resources, comprised the past producing Hammerdown Gold Mine including the Rumbullion and Muddy Shag deposit and, separately, the Orion deposit.

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2.5 List of Previous Relevant Technical Reports

The previous Technical Report, "Hammerdown Gold Project, Newfoundland, Feasibility Study Technical Report", October 6, 2022, JDS Energy & Mining Inc. et al. (JDS 2022) was the most recent Technical Report.

Prior to the JDS (2022) Technical Report were the ""Hammerdown Gold Project, Newfoundland and Labrador Preliminary Economic Assessment", April 15, 2020, WSP Canada Inc. et al. (WSP 2020), the NI 43-101 Technical Report, "Mineral Resource and Mineral Reserve Update on the Point Rousse Project", December 20, 2022, Signal Gold Inc. et al. (Signal Gold 2022), and the "King's Point Polymetallic Project, Green Bay Area, Newfoundland", September 18, 2016, Inovert Capital Inc. et al (Inovert 2016)

The reports are no longer valid; however, site descriptions and basic project information were used in this report after verification and/or editing by the PEA QPs.

2.6 Units of Measure

In this report quantities are stated in Système International d'Unités (SI) metric units, the standard Canadian and international practice including metrics tons (tonnes, t), and kilograms (kg) for weight, kilometers (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per tonne (g/t) for precious metal grades. Gold values for work performed by New Found Gold and previous operators are reported as grams per tonne (g/t) or parts per billion (ppb). A conversion factor of 31.1035 was used by Evomine to convert grams to troy ounces (oz) as part of documenting the contained and recovered gold. Per Wikipedia, "Troy weight is a system of units of mass whose origin is uncertain. By far the most common troy unit is the troy ounce (oz t), the standard mass unit for precious metals in industry and in trade; it equals 31.1034768 grams."

All currency is in Canadian dollars (CAN$), and referenced as '$', unless otherwise stated. Map coordinates are given as Universal Transverse Mercator (UTM) projection, North American Datum 1983 (NAD83), Zone 21 coordinates, although some information is given with respect to local field grid coordinates. Abbreviations used in this report are listed under the heading Abbreviations.

This report may include technical information that requires subsequent calculations to derive subtotals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, WSP does not consider them to be material.

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2.7 Effective Date

The issue date of this report is March 16, 2026. The effective date of the PEA is February 18, 2026.

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3. Reliance on Other Experts

The Qualified Persons (QPs) who prepared this report relied on information provided by experts who are not QPs. The relevant QPs believe that it is reasonable to rely on these experts, based on the assumption that the experts have the necessary education, professional designations, and relevant experience on matters relevant to this technical report.

In preparing this Technical Report, the Qualified Person has relied upon information provided by New Found Gold regarding property ownership, applicable royalty interests, and surface access and rights. The information provided to the QP was used for Section 4 of this report and included the following:

• From Stewart McKelvey: File SM060399-0023, Mineral Licence - Due Diligence Report - New Found Gold Corp.'s Transaction with Maritime Resources Corp., an excel spreadsheet summarizing the royalty agreements encumbrances, and summary tables for property access and rights.

The water management assessment in Section 18 relies on information, data, and interpretations provided by qualified third party experts, including hydrological modelling, groundwater inflow estimates, water quality characterization, waste rock geochemistry, and site infrastructure details sourced from the Hammerdown Water Management Plan (GEMTEC 2022), the Stog’er Tight Development Plan Update (Signal Gold 2022), and the Pine Cove Mine Development Plan (MRC 2025). These inputs were assumed to be accurate, complete, and prepared using accepted industry methodologies; no independent verification of external datasets was performed. Consequently, the water management conclusions are dependent on the validity of these external sources, and any errors or revisions may influence the findings of this PEA.

William Richard McBride, P.Eng., relied upon New Found Gold's Third Party Tax Accountants for guidance on applicable taxes and relied upon information provided by New Found Gold for applicable consensus commodity pricing, royalties, selling costs, payability factor, and existing operational contracts applied to the economic analysis described in Section 22.

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4. Property Description and Location

4.1 Description and Location

The project area encompasses two 100% owned mineral properties, the Hammerdown and Pine Cove (formerly the Point Rousse) properties, which are located in the north-central portion of the Island of Newfoundland in the Province of Newfoundland and Labrador (NL) on the east coast of Canada. The two properties are situated approximately 40 km apart via highway NL-410 N and share certain project infrastructure including the Pine Cove Mill and tailings storage facility located on the western side of the Pine Cove Property. Collectively, these properties comprise the Hammerdown Gold Project (the Project). The three resource areas described in this Technical Report are planned to provide mill feed to this centralized processing facility at Pine Cove. These areas comprise the Hammerdown and Orion deposits, both located on the Hammerdown Property, and the Stog’er Tight deposit situated on the Pine Cove Property. The Trans-Canada Highway, a transcontinental federal–provincial highway system that travels through all 10 southern provinces of Canada, runs along the southern edge of the Hammerdown Gold Property. The nearest communities to the Hammerdown deposit are the towns of King’s Point and Springdale, situated approximately 3 km and 7 km away, respectively. The Pine Cove Property is located within the historic Baie Verte mining district with the nearest community of Ming’s Bight, located immediately adjacent to the eastern boundary of the property (Figure 4.1). New Found Gold’s flagship Queensway Project is located approximately 270 km from the Pine Cove Property and approximately 15 km west of the town of Gander.

On November 13, 2025, New Found Gold announced that the Company had acquired 100% of the issued and outstanding common shares of Maritime that it did not already own pursuant to a court- approved plan of arrangement under the Business Corporations Act (British Columbia). Mineral licences and mining leases remain registered in Maritime's name as a wholly owned subsidiary of New Found Gold.

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Figure 4.1: Location map of the Hammerdown Gold Project, comprising the Hammerdown and Pine Cove properties in north-central Newfoundland; inset map of the Island of Newfoundland

4.1.1 Hammerdown Property - Green Bay, Whisker Valley, and Gull Ridge Blocks

The Hammerdown Property is divided into three geologically distinctive blocks, Green Bay, which contains the Hammerdown and Orion deposits, Whisker Valley and Gull Ridge, each having their own unique gold trends and mineralization styles. The Hammerdown Property consists of 24 mineral licences comprising 1,595 mineral claims, and four mining leases covering an area of 39,875 ha.

The Hammerdown Property is situated within National Topographic System (NTS) map sheets 12H/08 and 12H/09. The approximate centre of the property is located at UTM coordinates 547,665 mE and 5,488,750 mN (NAD83, Zone 21). The geographic position of the various contiguous licence groupings, and the licence descriptions, and mining leases are presented in Figure 4.2 and Table 4.5.

Springdale, the primary service centre for the project area, is located approximately 15 km by road from the Hammerdown deposit via provincial highways. The remainder of the Hammerdown Property is accessible by a combination of provincial highways and forest access roads extending from the town of Springdale, with the most distal portion of the exploration project, the Whisker Valley block, located approximately 55 km from Springdale by provincial highway.

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Figure 4.2: Hammerdown Property comprising the Green Bay, Whisker Valley and Gull Ridge blocks with mineral licenses and mining leases

4.1.2 Pine Cove Property

The Pine Cove Property (formerly the Point Rousse Project) is located on the northeastern tip of the Baie Verte Peninsula and encompasses the entirety of the Point Rousse Peninsula. Located on the western coast of the Pine Cove Property is the Pine Cove Mill which includes the permitted and operational Pine Cove gold processing plant (Pine Cove Mill), large capacity in-pit tailings storage facility and access to a deep-water port in addition to the Stog’er Tight deposit, the historic Argyle deposit, and numerous well advanced gold prospects.

The Pine Cove Property consists of nine mineral licences comprising 191 mineral claims, and 8 mining leases covering an area of approximately 4,775 ha. The Pine Cove Property occupies portions of NTS map sheets 12H/16 and 12I/01 with the approximate center of the Pine Cove Gold Property at UTM coordinates 566,050 mE and 5,537,680 mN (NAD83, Zone 21). The geographic position of the various contiguous licence groupings, and the licence descriptions, and mining leases are presented in Figure 4.3, as well as Table 4.1, Table 4.2, and Table 4.5.

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Baie Verte, the primary service centre for the project, lies approximately 5 km southwest of the project area and approximately 25 km by road from the Stog'er Tight deposit.

Figure 4.3: Pine Cove Property mineral licences and mining leases

Table 4.1: Hammerdown Property mineral licence description and status by blocks

Block	Licence No.	License Holder	No. Claims	Area (ha)	Issue Date	Renewal Date	Expenditure Due in 2026
Green Bay	015580M	Maritime Resources Corp.	4	100	2006-11-02	2026-11-02	$5,417.58
	024055M	Maritime Resources Corp.	10	250	2016-08-01	2026-08-01	-
	024057M	Maritime Resources Corp.	2	50	2016-08-01	2026-08-01	-
	024058M	Maritime Resources Corp.	1	25	2016-08-01	2026-08-01	-
	031858M	Maritime Resources Corp.	92	2300	2021-01-14	2031-01-14	-
	034273M	Maritime Resources Corp.	6	150	2022-04-14	2027-04-14	-
	034928M	Maritime Resources Corp.	88	2200	2013-06-24	2028-06-24	$66,013.20

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Block	Licence	License Holder	No.	Area	Issue Date	Renewal Date	Expenditure
	No.		Claims	(ha)			Due in 2026
	034984M	Maritime Resources Corp.	76	1900	2019-11-07	2029-11-07	-
	036218M	Maritime Resources Corp.	99	2475	2015-10-22	2030-10-22	$140,927.63
	036393M	Maritime Resources Corp.	55	1375	2006-11-02	2026-11-02	-
	038139M	Maritime Resources Corp.	11	275	2016-08-01	2026-08-01	$10,900.10
	038140M	Maritime Resources Corp.	46	1150	2016-05-05	2026-05-05	$14,224.71
Gull Ridge	032151M	Maritime Resources Corp.	82	2050	2021-03-13	2026-03-13	$42,815.50
	032291M	Maritime Resources Corp.	41	1025	2021-04-04	2026-04-04	$13,202.00
	036865M	Maritime Resources Corp.	6	150	2023-12-14	2028-12-14	-
	038116M	Maritime Resources Corp.	2	50	2019-02-05	2029-02-05	-
	038117M	Maritime Resources Corp.	256	6400	2019-02-05	2029-02-05	-
Whisker	023006M	Maritime Resources Corp.	61	1525	2005-01-21	2027-01-21	$122,000.00
Valley	026547M	Maritime Resources Corp.	1	25	2018-10-29	2028-10-29	-
	025040M	Maritime Resources Corp.	5	125	2017-05-11	2027-05-11	$441.50
	038141M	Maritime Resources Corp.	199	4975	2015-06-30	2030-06-30	-
	038142M	Maritime Resources Corp.	219	5475	2015-03-06	2030-03-06	-
	038143M	Maritime Resources Corp.	213	5325	2019-09-11	2029-09-11	$243,668.84
	039435M	Maritime Resources Corp.	20	500	2025-08-02	2030-08-02	$4,000.00

Table 4.2: Pine Cove Property mineral license description and status

Property	License No.	License Holder	No. Claims	Area (ha)	Issue Date	Renewal Date	Expenditure Due in 2026
Pine Cove	007513M	Maritime Resources Corp.	3	75	2000-06-05	2026-06-05	$13,322.99
	008014M	Maritime Resources Corp.	10	250	2001-05-28	2026-05-28	-
	013261M	Maritime Resources Corp.	3	75	2007-03-29	2027-03-29	-
	015523M	Maritime Resources Corp.	4	100	2002-08-02	2026-08-02	-
	019308M	Maritime Resources Corp.	1	25	2011-09-12	2026-09-12	-
	020405M	Maritime Resources Corp.	1	25	2012-09-03	2027-09-03	$587.72
	023292M	New Found Gold Corp.	9	225	2015-09-10	2030-09-10	-
	040022M	Maritime Resources Corp.	63	1575	2005-12-22	2025-12-22	$126,000.00
	040023M	Maritime Resources Corp.	97	2425	2005-12-22	2025-12-22	$194,000.00

4.2 Property Ownership Summary

All mineral licences were obtained either through staking or through option agreements with other parties. All option agreements have been completed, and the Company maintains a 100% interest in all mineral licences. The mineral licences and mining leases comprising the Hammerdown Gold Project are held either directly by New Found Gold or by Maritime, a wholly owned subsidiary of New Found Gold.

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4.2.1 Hammerdown Property

The Green Bay block is the principal land holding of the Hammerdown Property and the location of the Hammerdown deposit, which Maritime acquired from Commander Resources Ltd. in 2012 through a series of transactions resulting in 100% interest.

Following the acquisition of the Green Bay block land holdings, Maritime expanded the Hammerdown Property footprint through additional option agreements and claim-staking activities, resulting in the consolidation of exploration lands contiguous with the Green Bay block. These expansion activities ultimately incorporated the Whisker Valley and Gull Ridge claim blocks into the broader Hammerdown Property land position.

4.2.2 Pine Cove Property

The Pine Cove Property land package was assembled over several years by Anaconda Mining Inc. (Anaconda), which later renamed itself Signal Gold Inc. (Signal Gold) through acquisition and claim staking focused on the Baie Verte Peninsula. These efforts resulted in the consolidation of mineral licences covering the historic Pine Cove and Argyle deposits and the Stog'er Tight deposit in addition to numerous associated exploration prospects distributed across the Point Rousse Peninsula. Signal Gold ultimately moved the Pine Cove Property land holdings under the entity Point Rousse Mining Inc., a wholly owned subsidiary of Signal Gold.

In 2023, Maritime acquired 100% interest in the Pine Cove Property through its acquisition of Point Rousse Mining Inc., thereby consolidating ownership of all mineral licences comprising the Pine Cove Property.

4.2.3 New Found Gold Acquisition

On November 13, 2025, New Found Gold acquired the remaining issued and outstanding common shares of Maritime pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), resulting in Maritime becoming a wholly owned subsidiary of New Found Gold.

4.3 Mineral Tenure Information and Maintenance

Mineral rights in NL are managed by the Mineral Lands Division of the Department of Industry, Energy, and Technology (IET), which coordinates map-staking of Crown mineral licences through the online Mineral Lands Administration Portal (MinLAP). Within the area of a mineral licence, there are separate mineral claims, up to 256 coterminous claims per licence area.

With respect to mineral licence maintenance in NL, New Found Gold must abide by two financial obligations to maintain the licences in good standing:

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1. Minimum expenditures for ongoing assessment, in which the province requires licence-holders to spend a minimum amount on their exploration activities each year. These minimum expenditure commitments increase with time, as summarized in Table 4.3.

New Found Gold's minimum combined exploration expenditure obligation for the Hammerdown and Pine Cove properties as of January 12, 2026 is $997,521.77 in 2026.

In each year of a mineral licence being issued, the minimum annual assessment work must be completed by the anniversary, unless there are excess exploration expenditures reported. After an expenditures due date, an assessment report must be submitted within 60 days of the anniversary date. Excess assessment work expenditures are credited to the licence and can be carried forward to satisfy the expenditure requirements in future years except for the transition to Year 20 when all expenditures are defaulted to Year 20 dues.

Any mineral licence holder who intends to conduct an exploration program must obtain mineral exploration approval (MEA) from the NL IET before the activity can commence.

2. Licence renewal fees are required every five years to Year 20 and every year after that, if kept in good standing. The renewal date for each licence is determined by the original staking date of the mineral claims. Mineral licence renewal fees in Newfoundland and Labrador are structured based on the age of the licence. Mineral licence renewal date is distinct from the anniversary date, which governs annual exploration expenditures and assessment work.

Table 4.4 shows the renewal fee per claim for each of the five-year intervals. These fees are due every five years from Year 5 through Year 20, and then annually from Year 21 onward.

Table 4.3: Minimum expenditures for mineral claims in Newfoundland and Labrador

Year	Required Expenditure
1	$200.00/Claim
2	$250.00/Claim
3	$300.00/Claim
4	$350.00/Claim
5	$400.00/Claim
6 to 10	$600.00/Claim
11 to 15	$900.00/Claim
16 to 20	$1,200.00/Claim
21 to 25	$2,000.00/Claim
26 to 30	$2,500.00/Claim
31 Onward	$3,000.00/Claim

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Table 4.4: Renewal fees for mineral claims in Newfoundland and Labrador

Year	Renewal Fee
5	$25.00/Claim
10	$50.00/Claim
15	$100.00/Claim
20 Onward	$200.00/Claim

4.4 Access and Surface Rights

New Found Gold currently has mining leases that cover 710.9 ha and 371.4 ha of surface leases in the vicinity of the Hammerdown deposit on the Hammerdown Property. Across the Pine Cove Property, New Found Gold currently has mining leases that cover 1,177.4 ha and 491.1 ha of surface leases that encompass the historic Pine Cove Mine and Mill and Argyle deposit, and the Stog'er Tight deposit along with other advanced historic mineral prospects on the Pine Cove Property.

On an as-needed basis, New Found Gold negotiates agreements that allow exploration activities to be conducted on property owned and administered by others:

• The Province of Newfoundland and Labrador, which administers Crown Lands.

• The municipalities of King's Point, Springdale, and Baie Verte and the community of Ming's Bight.

• Portions of the Project area include Crown lands subject to surface use by third parties, including residential properties within municipalities and cottages or cabins located outside municipal boundaries under licence or lease. Where Project activities intersect with such surface uses, access and surface disturbance are managed in accordance with provincial legislation and standard consultation practices. Portions of the Project area are designated for agricultural use, including regional pastures, agricultural properties, and agricultural development areas. These areas comprise less than approximately 5% of the total Project land position and, to date, have not been the focus of extensive exploration activities.

• Portions of the Project area overlap with established recreational uses, including snowmobile trails maintained by third parties and licensed outfitting areas. Such surface uses commonly coexist with mineral exploration and development in Newfoundland and Labrador, and where Project activities intersect with these uses, access and potential disturbances are managed through coordination with relevant stakeholders in accordance with provincial regulations and standard operating practices.

• Portions of the Project area overlap with Crown timber licences held by third-party forestry operators. In Newfoundland and Labrador, forestry and mineral rights commonly coexist, with surface access managed through shared-use provisions. Where exploration or mining activities require the removal or disturbance of merchantable timber, compensation is provided in accordance with provincial regulations and applicable agreements. In addition to stipulating the times when the company can conduct work, and the nature of the work that is permitted, these agreements also specify the company's responsibility for restoring land to an acceptable condition following field activities.

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For exploration activities on Crown Lands, approval is required from the Mineral Lands Division of the IET. The primary focus of these applications and approvals is to prevent or minimize adverse impacts on the environment, fish, and wildlife; Section 4.7 of this report summarizes New Found Gold's environmental permitting activities and the approvals it currently holds.

To the best of the QP's knowledge, there are no significant factors, or risks that may affect access, or the right or ability of New Found Gold to perform exploration work on the Project (Figure 4.4 and Figure 4.5).

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Table 4.5: Mining lease information

Property	Mining Lease	Lessee	Effective Date	Term	Expiry Date	Area (ha)
Hammerdown	Lochinvar ML #191 (11294M)	Maritime Resources Corp.	August 18, 2021	5 yrs	August 18, 2026	31.654
	Orion ML #227 (9813M)	Maritime Resources Corp.	April 28, 2020	10 yrs	April 28, 2030	307.828
	Hammerdown ML #237 (15579M)	Maritime Resources Corp.	November 1, 2016	10 yrs	November 1, 2026	111.694
	Surface Lease # 167	Maritime Resources Corp.	September 22, 2021	5 yrs	September 22, 2026	259.748
Pine Cove	Pine Cove ML #149 (2263M)	Maritime Resources Corp.	December 23, 2021	5 yrs	December 23, 2026	15.578
	Pine Cove ML #189 (11299M)	Maritime Resources Corp.	April 3, 2016	10 yrs	April 3, 2026	659.742
	Stog'er Tight ML #193-B	Maritime Resources Corp.	December 6, 2021	5 yrs	December 6, 2026	34.895
	*Penny Cove ML #226 (10238M)	Maritime Resources Corp.	March 31, 2022	5 yrs	March 31, 2027	346.414
	Argyle ML #240 (26993M)	Maritime Resources Corp.	June 29, 2020	10 yrs	June 29, 2030	10.690
	Argyle ML #243 (26993M)	Maritime Resources Corp.	May 12, 2021	5 yrs	May 12, 2026	2.182
	Deer Cove ML #244 (8014M)	Maritime Resources Corp.	March 3, 2023	5 yrs	March 3, 2028	12.096
	Stog'er Tight ML #245 (26693M)	Maritime Resources Corp.	April 13, 2022	5 yrs	April 13, 2027	95.770

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553085
553720
554355
554990
555625
556260
556895
557530
5490845
5490210
5489575
5488940
5488305
5487670
5487035
5486400
NEWFOUNDGOLD
Legend:
Roads
Other Roads
Secondary Roads
Site Infrastructure
Hammerdown Infrastructure Polygons
Hammerdown Infrastructure Lines
SiteLocations
Hammerdown Property Boundary
Hydrographic Features
Waterbody (1:50,000)
Waterbody Buffer - 30m
Water Line (1:50,000)
Water Line Buffer - 30m
Land Use
Canvec Transmission Lines
Crown Titles
Agricultural Zones
Hammerdown Pit
Sorter Reject Stockpile
Settling Ponds
Hammerdown Mineralized Stockpile
Hammerdown OVB Stockpile North
Hammerdown Organic Stockpile
Hammerdown OVB Stockpile (South)
Settling Ponds
Orion Pit
Orion OVB Stockpile
New Found Gold Corp.
Hammerdown Gold Project
Newfoundland and Labrador, Canada
Hammerdown and Orion Deposits Relative to Municipal Boundaries, Planning Zones, and Infrastructure
Date: 2026-02-26
CRS: EPSG:26921
N
0
0
1 km
Scale: 1:25000

Figure 4.4: Hammerdown and Orion deposit pit shells relative to municipal boundaries, planning zones, and infrastructure

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NEWFOUNDGOLD
Legend:
Roads
Other Roads
Secondary Roads
Site Infrastructure
Stog'er Tight Infrastructure Polygons
Stog'er Tight Infrastructure Lines
Hydrographic Features
Waterbody (1:50,000)
Waterbody Buffer - 30m
Water Line (1:50,000)
Water Line Buffer - 30m
Land Use
Crown Titles
Expropriated Land
Protected Water Supply
Water Resources - 150m Buffer
Municipal Plan Restrictions
Baie Verte Planning Area
Ming's Bight Planning Area
New Found Gold Corp.
Hammerdown Gold Project
Newfoundland and Labrador, Canada
Stog'er Tight Deposit Relative to Municipal Boundaries, Planning Zones, and Infrastructure
Date: 2026-02-26
CRS: EPSG:26921
N
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Scale: 1:25000
Stog'er Tight Pit 1
Stog'er Tight Pit 2
Stog'er Tight Mineralized Material
Stog'er Tight OVB Stockpile
563880
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565785
566420
567055
567690
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5537200
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Figure 4.5: Stog'er Tight deposit pit shells relative to municipal boundaries, planning zones, and infrastructure

4.4.1 Existing Mining Lease Infrastructure

Hammerdown Gold Property

Hammerdown Mining Lease 191 infrastructure has been progressively established to support early-stage pre-commercial mining and construction activities. By the end of 2025, early-stage pre-commercial mining and construction were underway, and permanent site infrastructure had been installed, including electrical power supply, communications infrastructure (internet and mobile connectivity), site access roads, and mobile office facilities, along with a completed polishing pond, internal roads and laydown areas, a temporary crushing spread, a weigh scale, and established haulage routes.

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Pine Cove Property

Mining Leases 149 and 189 form the core infrastructure area of the Pine Cove Property. These leases contain the Pine Cove processing plant (Pine Cove Mill), associated site facilities, and the in-pit tailings storage facility. The Pine Cove facilities have historically supported mineral processing and materials handling activities associated with the broader project area and represent the primary concentration of legacy infrastructure on the Project.

In addition to the mining lease, surface rights, and site infrastructure, the Pine Cove Project benefits from access to a deep-water port facility known as the Port Rousse facility, which provides marine access for materials handling and logistics.

The Port Rousse facility was acquired pursuant to the Point Rousse Mining Purchase Agreement, under which Maritime Resources Corp., Guy J. Bailey Ltd., and Shoreline Aggregates Inc. collectively purchased the asset from Signal Gold Inc. Under the terms of the Agreement, and in consideration for certain cash payments, Maritime granted Guy J. Bailey Ltd. and Shoreline Aggregates free and uninterrupted passage over the Property for the following purposes:

• Conducting Aggregate Operations (as defined in the Agreement);

• Use of roads developed by Shoreline on the Property;

• Accessing rock on the Property for Aggregate Operations; and

• Bringing services and supplies onto the Property in connection with the foregoing activities.

Pursuant to the related shared use agreement, Maritime caused its subsidiary, Point Rousse Mining Inc., to:

• Grant Guy J. Bailey Ltd. access to water within the licensed tailings management facility and the right, subject to Maritime approval and regulatory authorization, to deposit tailings generated from wash plant processes into the tailings pond;

• Grant Guy J. Bailey Ltd. a right of first refusal to access and market Waste Material (as defined in the Agreement); and

• Transfer all right, title, and interest in the Causeways to Guy J. Bailey Ltd., while retaining reasonable access across the Causeways to the barge loading area for the import and export of ore and concentrates.

In addition, Maritime granted FireFly Metals Ltd. a non-exclusive licence for passage across certain mining and surface rights for the purpose of transporting up to 1,000,000 tonnes per year of mineral concentrate to a barge for storage and export. These rights include the construction and use of a storage shed and access to the barge loading area. The presence of shared-use infrastructure and port facilities reflects the historical and ongoing multi-user nature of the Port Rousse industrial area. Any future use of port or associated surface infrastructure by the Company would be subject to the terms of existing agreements, coordination with other users, and applicable regulatory approvals.

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Mining Leases 193-B and 245 encompass the Stog'er Tight deposit. Infrastructure within these leases includes access roads, historical open pits, waste rock piles, a core storage facility, and onsite office facilities that historically supported exploration and mining activities. Mining Lease 245, issued in April 2022, was granted to accommodate expansion of surface infrastructure, including waste storage areas and access roads.

Mining Leases 240 and 243, associated with the historic Argyle deposit, encompass historical surface disturbances and mine-related infrastructure.

4.5 Royalties

A summary of all royalties applicable to the Hammerdown and Pine Cove Properties is provided in Table 4.6 and Table 4.7. Net smelter return ("NSR") royalties applicable to licences subject to gold production in this PEA range from 1% to 3.0%. Royalties as they related to mining leases only are summarized in the text that follows.

4.5.1 Hammerdown Property

Commander Resources Ltd. originally held a 2% net smelter return (“NSR”) royalty on the Hammerdown deposit and a series of surrounding claims, excluding the Orion Mining Lease. Maritime  held the right to acquire a 50% interest in this royalty prior to the commencement of commercial production. On September 17, 2020, Maritime exercised this early buy-down right at a mutually agreed reduced consideration of $750,000, resulting in Commander retaining a 1% NSR royalty.

In 2024, Commander Resources Ltd. sold its royalty portfolio, including the remaining 1% NSR royalty applicable to the Hammerdown Deposit and broader Green Bay assets, to TMRF Canada Inc. As a result of this transaction, TMRF Canada Inc. is the sole holder of the Commander-originated NSR royalty interests affecting the Hammerdown Deposit and associated Commander Claims.
During 2016, there were 21,070,000 royalty units sold for $0.01 per unit for gross proceeds of $210,700 in connection with project financing activities. The purchasers of the 2016 offerings were provided the option to purchase royalty units that would return 100% of the original investment made by the purchasers paid out of production from the Company's Green Bay project ("the Project"). Total royalties payable from the Royalty Units ("Royalty Payment") are capped at $3,160,500, an amount equal to the total equity units and royalty units purchased. Royalty payments will be made annually beginning on the first anniversary of the date of commencement of commercial production for the Project. Royalty Payments will be funded solely from 10% of annual net cash flow from the Project, with net cash flow representing net production revenues realized from the Project after deduction of all Project operating and debt servicing costs.

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In summary, the Hammerdown deposit is subject to a 1% NSR royalty and the Orion deposit is not subject to any royalty payment.

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Table 4.6: Summary of the existing royalty agreements related to the Hammerdown Gold Property

Deposit/ Property	Parties	Mining leases/licenses	Royalty details	AOI	Payable To
Green Bay	Inomin Mines Inc. ("Optionor", formerly, Inovent Capital Inc.), Maritime Resources Corp. ("Optionee"), and Dean Fraser ("Existing Royalty Holder")	This relates to current active mineral licences: 36393M (predecessor mineral licences: 15847M and 25391M), 34928M (predecessor mineral licence: 21789M), 38140M (predecessor mineral licences: 23899M, 23904M, 23953M, 23958M, 23959M, and 24037M), 38139M (predecessor mineral licence: 24056M), 24057M and 24058M, And AOI licences (as confirmed by Unregistered Addendum dated September 15, 2011, and made between Inomin Mines Inc., and Maritime Resources Corp.): 038143M (predecessor mineral licence: 31227M), 38117M (predecessor mineral licence: 26826M), 34984M (predecessor mineral licences: 27455M, 27458M, and 27452M), and 31858M.	Royalty Details:
1% NSR ("Inomin NSR") Buyback Provisions:
The Optionee may, in its sole discretion, purchase the Inomin NSR from the Optionor by giving notice to the Optionor of its decision to so acquire the NSR and, coincident with giving such notice, delivering a payment to the Optionor in the amount of $500,000.
			Additional Information: After-acquired Properties are subject to the Inomin NSR, but not the Existing Royalty.	Being within 3km of the perimeter of the Property (as defined therein) as constituted on the date of the Option exercise, but excluding the Rambler Property (as defined therein)	Inomin Mines
Green Bay	Inovent Capital Inc. ("Inovent"), and Dean Fraser ("Fraser")	Relates to current active mineral licences 36393M (predecessor mineral licences: 12676M, 12677M, 12678M, 15847M, and 19770M), 24055M, 38139M (predecessor mineral licence: 24056M), 24057M, 24058M, 34928M (predecessor mineral licence: 21789M), 38140M (predecessor mineral licences: 23899M, 23958M, 23904M, 23953M, 24037M, and 23959M)	Royalty Details:
2.5% NSR ("Fraser NSR") Buyback Provisions:
			Inovent may, at any time by providing Fraser with notice in writing, purchase 1.5% of the right, title and interest of Fraser in and to the NSR, leaving Fraser with 1% of the NSR. Inovent to pay Fraser $1,000,000 for same.	Nil	Dean Fraser
Hammerdown / Green Bay	BMB Capital Corp. ("Optionee") and Commander Resources Ltd. ("Optionor")	Option and Royalty Agreement over current active mineral licence 36393M (predecessor mineral licences: 15579M and 15581M), 15580M, and current active mining lease 191 (11294M), and current active mining lease 227 (9813M), and current active mining lease 237 (15579M)	Royalty Details:
			1% NSR over property at the date of grants and area of AOI, but does not apply to the Orion Gold deposit, as such term is defined in the technical report dated April 15, 2010, prepared by Larry R. Pilgrim. Note: Royalty originally 2%, but 1% repurchased in 2020	2km of the outermost boundary of the Property as at the date of execution of the Agreement	Royalty transferred to TMRF Canada Limited (see: Vol. 38, Fol. 220, dated 2024 05 07)
Sprucy Pond	United Gold Inc. ("Optionor"), G2B Gold Inc. ("Optionor", and together with United Gold Inc., the "Optionors"), and Maritime Resources Corp. ("Optionee")	This relates to current active mineral licence: 34984M (predecessor mineral licence: 27452M)	Royalty Details:
1% NSR ("Sprucy Pond NSR") Buyback Provision
			The Optionee may elect to purchase from the Optionors, at any time up to 2-years after the commencement of the Commercial Production of the Property, or any portion thereof, one-half of the Sprucy Pond NSR (0.5%) upon the payment of $500,000 to the Optionors	Nil	Payable To: 50% United Gold Inc. 50% G2B Gold Inc.
El Strato	United Gold Inc. ("Optionor"), and Maritime Resources Corp. ("Optionee")	This relates to current active mineral licence: 38141M (predecessor mineral licences: 25038M, 25075M, and 24917M)	Royalty Details: 2% NSR ("United Gold NSR") Buyback Provision N/A	Nil	United Gold Inc.
Strugglers Pond	Chris Pilgrim ("Optionor"), and Maritime Resources Corp. ("Optionee")	This relates to current active mineral licence: 38142M (predecessor mineral licence: 23130M)	Royalty Details: 2% NSR ("Pilgrim NSR") Buyback Provision The Optionee may elect to purchase from the Optionor at any time up to 2-years after the commencement of Commercial Production of the Property, or any portion thereof, one-half of the NSR (1%), upon payment to the Optionor of $1,000,000	Nil	Chris Pilgrim

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Deposit/ Property	Parties	Mining leases/licenses	Royalty details	AOI	Payable To
Whisker Valley	Maritime Resources Corp. (the "Optionee"), and Daniel Jacobs, Wayne Hurley, Kenneth Lewis, Jason Flight, Cathy Earle (Estate of Frank Pollett), Frank Gill, and Peter Hurley (collectively, the "Optionors")	This relates to current active mineral licences: 38141M (predecessor mineral licences: 23184M, 23185M, 24586M, 24585M, 24005M, 24518M, 24006M, and 24007M) 38142M (predecessor mineral licences: 23519M, 23186M, 22986M, 23508M, 24519M, 24516M) 23006M	Royalty Details:
2.5% NSR ("Whisker NSR") BuyBack Provisions:
The Optionee may elect to purchase 1% of the Whisker NSR for $1,000,000 on or before the 2nd anniversary of Commercial Mining.
Additional Information:
			The Optionee to make additional payments to the Optionors in the amount of $50,000 on each first, second and third anniversary of the Option Exercise Date ("Additional Payments"). Such Additional Payments shall be credited towards the Whisker NSR royalty payable, or to the NSR repurchase price.	"Property" (including "After-Acquired Property" (as defined therein)) within 3km of the perimeter of the Property on the date of Option exercise.	Daniel Jacobs, Wayne Hurley, Kenneth Lewis, Jason Flight, Cathy Earle (Estate of Frank Pollett), Frank Gill, Peter Hurley
Whisker Valley	Jason D. White ("Optionor"), and Maritime Resources Corp. ("Optionee")	This relates to current active mineral licence 25040M.	Royalty Details:
2% NSR ("White NSR") Buyback Provision
			The Optionee may elect to purchase from the Optionor at any time up to 2-years after the commencement of the Commercial Production of the Property, or any portion thereof, one-half of the NSR (1%) upon the payment to the Optionor of $500,000	Nil	Jason D. White
Whisker Valley	Maritime Resources Corp. ("Purchaser"), and William Stockley, Mark Stockley, and Stephen Stockley (collectively, the "Vendors")	This relates to current active mineral licence: 38142M (predecessor mineral licence: 23128M).	Royalty Details:
2% NSR ("Stockley NSR") Buyback Provision
			Purchaser may elect to purchase 50% of the Stockley NSR (or 1.0% of the 2.0%) from the Vendors at any time upon the payment to the Vendors of $1,000,000	Nil	William Stockley (1/3rd), Mark Stockley (1/3rd) & Stephen Stockley (1/3rd)
Green Bay	Maritime Resources Corp. and Multiple Investors	ML# 191 (11294M), ML# 227(9813M), 011182M, 015579M -> Lease 237, 015580M, 015581M, 021169M, 021170M, 021171M, 023417M, 023418M, 023419M, 023420M, 023421M, 023422M	Royalty Payments will be funded solely from 10% of annual net cash flow from the Green Bay Project, with net cash flow representing net production revenues realized from the Project after deduction of all Project operating and debt servicing costs. Total royalties payable from the Royalty Units are capped at $3,160,500 .	Nil

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4.5.2 Pine Cove Property

Mining Lease 193-B, associated with the Stog’er Tight historic mine area, is subject to a 3% net smelter return (“NSR”) royalty payable to 1512513 Alberta Ltd., with an option to purchase 1.8% of the NSR for $1,000,000.

Mining leases associated with the historic Argyle deposit, including Mining Leases 240 and 243, are subject to a 3% NSR royalty payable to Herb Froude and Tenacity Gold Mining Company Ltd.

A Net Profits Interest ("NPI") agreement over the Pine Cove mining Leases 149 and 189 with Royal Gold Inc. whereby the Company is required to pay Royal Gold Inc. 7.5% of net profits, calculated as the gross receipts generated from the claims less all cumulative development and operating expenses.

A $3,000,000 capped NSR on two mineral exploration licences in the Pine Cove Property, which forms part of the historic Argyle deposit, is calculated at 3% when the average price of gold is less than US$2,000 per ounce for the calendar quarter and is 4% when the average price of gold is more than US$2,000 per ounce for the calendar quarter.

A $3,000,000 capped NSR of 3% on a property that forms part of the historic Argyle deposit. Once the aggregate limit has been met and 200,000 ounces of gold has been sold from the property, the NSR decreases to 1%.

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Table 4.7: Summary of existing royalty agreements related to the Pine Cove Gold Property

Deposit/ Property	Parties	Mining Leases/Licenses	Royalty Details	AOI	Payable To
Argyle	Anaconda Mining Inc. ("ANX") Alexander S. Duffitt ("Duffitt") Paul E. Strong ("Strong")	Relates to current active mineral licence 26993M (predecessor mineral licence: 15582M and 18617M), and current active mining leases: 240 (26993M), 243 (26993M), and 245 (26993M).	Royalty Details:
3% NSR ("Duffitt Strong NSR")
Buyback Provisions:
Once the Payor has paid the aggregate sum of $3,000,000 to the Payees as and by way of the Duffitt Strong NSR, if the Payor subsequently produces and sells more than 200,000 Oz of gold from the Licences, then the Duffitt Strong NSR shall be reduced to 1% of Net Smelter Returns payable to the Payee for the incremental Oz of gold produced and sold from the Licences over and above the said 200,000 Oz of gold from the Licences
Additional Information:
			While the Duffitt Strong NSR is in effect, the Payor to provide the Payee an annual summary report of the on-going exploration and development work and the status of the Licences.	Nil	Alex (Sandy) Duffitt & Paul Strong
Argyle	Anaconda Mining Inc. ("ANX"), Fair Haven Resources Inc. ("FH"), and Fair Haven Shareholders ("FHS")	Relates to current active mineral licences 26993M (predecessor mineral licences: 16477M, 18621M, 18664M, 18925M, 18926M, 18927M, and 15100M) and 29308M, and current active mining leases: 240 (26993M), 243 (26993M), and 245 (26993M).	Royalty Details:
2% NSR ("FH NSR")
			Buyback Provisions: Once the Payor has paid the aggregate sum of $3,000,000 to FH as and byway of the NSR, if the Payor produces and sells more than 200,000 Oz from the Licences, then the FH NSR shall be reduced to 1% of Net Smelter Returns from the Licences after the Cap has been met, or the Payor has sold more than 200,000 Oz of gold from the Licences, whichever occurs later.	Nil	Fair Haven Resources Inc.
Argyle	Anaconda Mining Inc. ("ANX") Herb M. Froude ("Froude")	Relates to current active mineral licence 26993M (predecessor mineral licence: 20060M), and current active mining leases: 240 (26993M), 243 (26993M), and 245 (26993M).	Royalty Details:
3% NSR ("Froude NSR")
Buyback Provisions:
Once the Payor has paid the aggregate sum of $3,000,000 to Froude as and byway of the Froude NSR, if the Payor subsequently produces and sells more than 200,000 Oz from the Licenses, then the Froude NSR shall be reduced to 1% of Net Smelter Returns payable to the Payee for the incremental Oz of gold produced and sold from the Licenses over and above 200,000 Oz of gold from the Licenses
Additional Information:
			While the Froude NSR is in full force, the Payor to provide the Payee an annual summary report of the on-going exploration and development work and the status of the Licences.	Nil	Herb Froude
Argyle	Anaconda Mining Inc. ("ANX") & Tenacity Gold Mining Company Ltd. ("Tenacity")	Mineral licenses 7513M, 15523M, and 26993M (predecessor mineral licences: 12433M, and 15808M), and current active mining leases 240(26993M), 243(26993M), and 245(26993M)	Royalty Details: 3% NSR increased to 4% if average gold price exceeds $2,000 USD/Oz. Buyback Provisions: Royalty is capped at CDN$3,000,000	Nil	Tenacity Gold Mining Company Ltd.
	Victor A. French ("French"), and Fair Haven Resources Inc. ("FH")	Relates to current active mineral licences 26993M (predecessor mineral licences 16477M, 18621M, and 18664M), and current active mining leases: 240 (26993M), 243 (26993M), and 245 (26993M)	Royalty Details: 0.5% NSR on the Property (as defined therein) (the "VAFrench NSR")	Nil	Victor A. French
	Triple Nine Resources Ltd. ("Triple Nine"), and Fair Haven Resources Inc. ("FH")	Relates to current active mineral licence 26993M (predecessor mineral licence: 20060M), and current active mining leases: 240 (26993M), 243 (26993M), and 245 (26993M).	Royalty Details: 0.5% NSR on the Property	Nil	Triple Nine Resources Inc.

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Deposit/ Property	Parties	Mining Leases/Licenses	Royalty Details	AOI	Payable To
Corkscrew / Big Bear	Anaconda Mining Inc. ("ANX") & Seaside Realty Ltd. ("Seaside")	Relates to current active ML #226 (10238M).	Royalty Details:
2% NSR ("Seaside NSR") Buyback Provisions:
			Royalty Capped at $2,000,000 Additional Information: While the Seaside NSR is in full force, the Payor must provide to the Payee an annual summary report of the on- going exploration and development work and the status of the Licences.	Nil	Seaside Realty
Deer Cove	Anaconda Mining Inc. ("ANX") & 1512513 Alberta Ltd. ("Alberta")	Relates to current active mineral licences 8014M, 26993M (predecessor mineral licence: 20509M), and current active mining leases: 240 (26993M), 243 (26993M), 244 (8014M), and 245 (26993M)	Royalty Details:
 3% NSR ("Alberta Deer Cove NSR")
Buyback Provisions:
			ANX has the right to buyback up to 1.8% for up to $1,000,000. Royalty owner will maintain a 1.2% NSR. The NSR buyback provision can be exercised in multiple transactions.	Nil	1512513 Alberta Ltd.
Pine Cove	International Corona Corporation ("Vendor"), and Novagold Resources Inc. ("Purchaser")	ML 149(2663M) & ML 189(11299M)	Royalty Details:
7.5% NPI ("International Corona NPR")
			Additional Information: Should the Property holder wish to dispose of its interest thereunder, the Vendor has a right of first refusal to acquire the interest of the Purchaser on the terms of sale offered by the Purchaser for 30-days from the date of notice of such offer to the Vendor, and the right to consent to any transfer of the Property	Nil	Transferred to RGLD Gold Canada, Inc. via Vol. 26, Folio 42 Registered 2008 11 27, see also Vol. 38, Folio 182 Registered 2023 11 22 wherein a declaration was registered confirming that RGLD Gold Canada Inc., RG Exchangeco Inc., and 7550359 Canada Inc. amalgamated resulting in RG Exchangeco Inc., which continued under the CBCA as RG Exchangeco ULC, which then amalgamated with International Royalty Corporation under the CBCA under the same name. As such, International Royalty Corporation is now the holder of the International Corona NPR
Varna Gold Inc. ("Varna"), Dearin Geological Consulting Ltd. ("Dearin"), Zagora Resources Inc. ("Zagora"), 327884 Alberta Ltd. ("327884"), South Coast Resources Inc. ("South Coast")	Relates to current active mining lease 149 (2633), and mining lease 189 (11299M)	Royalty Details:
3% NSR on the Property (the "South Coast Royalty") Buyback Provisions:
			Property holder has the right to purchase the NSR for $3,000,000 at any time, and the right of first refusal to purchase in the event of South Coast desiring to sell, transfer, or assign same in any manner to another party. Once South Coast or Dearin, or their successors, assignees, or nominees, have recovered a total aggregate of $3,000,000 in the NSR, Varna not liable to pay any further amounts of NSR and it shall forthwith cease	1km radially distant of any boundary or property listed in Schedule "C" which is developed by Varna, Dearin, Zagora, 327884, or their successors, assigns, or nominees	Tenacity Holdings Inc.
Stog'er Tight East Mining Lease	Anaconda Mining Inc. ("ANX") & 1512513 Alberta Ltd. ("Alberta")	Mining lease 193-B	Royalty Details:
3% NSR (the "Alberta 193-B NSR")
			Buyback Provisions: Anaconda has the right to buyback up to 1.8% for up to $1,000,000. Royalty owner will maintain a 1.2% NSR. The NSR buyback provision can be exercised in multiple transactions.	Nil	1512513 Alberta Ltd.

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New Found Gold Corp.	Section 9
Hammerdown PEA Technical Report	EXPLORATION

4.6 Environmental Liabilities

This section summarizes environmental liabilities identified for the Hammerdown/Orion, Stog'er Tight, and Pine Cove sites, based on available baseline reporting, compliance history, incidents, and tailings/water management documentation.

Environmental liabilities identified in the available documentation include: legacy disturbances associated with historical mining activity at Hammerdown/Orion, Stog’er Tight and Pine Cove; localized exceedances reported in baseline surface water, sediment, and groundwater quality datasets for Hammerdown; long term surface water monitoring results for Stog’er Tight that include isolated exceedances of cited guideline values in individual events; and Pine Cove tailings and water management infrastructure liabilities and compliance history items, including reported instrumentation limitations and recorded compliance correspondence/incidents.

4.6.1 Hammerdown/Orion

The Hammerdown/Orion site is on previously developed lands with a history of mining activity, with disturbed areas associated with historical mining operations.

As described in Chapter 20, baseline hydrology and surface water programs for the Hammerdown area report elevated aluminum concentrations at multiple monitoring locations (frequently exceeding cited freshwater aquatic life guideline values) and exceedances for iron and mercury at two locations. Sediment sampling reported localized exceedances of freshwater sediment quality guideline values for arsenic, cadmium, and zinc at one monitoring location downstream of the Hammerdown project area (GEMTEC 2019b).

Baseline groundwater quality reporting for Hammerdown describes calcium bicarbonate groundwater chemistry and reports that multiple dissolved metals (including aluminum, arsenic, cadmium, cobalt, copper, iron, lead, manganese, silver, vanadium, and zinc) exceeded cited guideline values in at least one sample (GEMTEC 2022a). During the QP site visit on October 15, 2025, a flowing well was observed north of the Hammerdown pit area thought to connect to historic underground workings. This flowing well/pipe should be captured and discharge pumped to the Hammerdown sedimentation pond. The presence of such historic underground working drainage infrastructure presents a potential opportunity to drain the Hammerdown open pit to underground workings and take advantage of inherent underground working storage capacity.

Expansion of the Hammerdown site to account for increased open pit size and to incorporate the Orion deposit as an additional open pit may require potential expansion of the Hammerdown waste rock storage area and associated sedimentation pond. However, depending on the timing of the Orion open pit, its waste rock may potentially be deposited in the Hammerdown pit. Nonetheless, the expansion of the Hammerdown pit and incorporation of the Orion deposit into the larger Hammerdown site is expected to require some modifications to the Hammerdown site.

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4.6.2 Stog'er Tight

The Stog'er Tight site is previously developed land and includes Camp Pond and Fox Pond within the local watershed. Aquatic baseline reporting (see Section 20.2.4) documents fish presence in Fox Pond and Camp Pond and reports that American eel (Anguilla rostrata), a fish species at risk, was documented downstream of Camp Pond during freshwater sampling in 2021 (Stantec 2022a).

Long-term surface water monitoring at Stog'er Tight has been conducted since 2009, including a long- term sampling station at Camp Pond. Some parameters have exceeded cited guideline values during individual sampling events (including aluminum, copper, and lead exceedances). See Section 20.2.8.2 for details.

During development of the Stog'er Tight open pit, Fox Pond was affected and its water level lowered. Plans for the development of the Gabbro pit anticipate effects on Fox Pond water levels as occurred previously during Stog'er Tight pit development. Gabbro pit expansion Pit 278 is proposed to extend into the footprint of Camp Pond and would also require lowering of Camp pond water levels. Such local pond water level changes will require regulatory approval and authorization. For example, development of Pit 278 requires a fish relocation program in order for Camp Pond to be entirely dewatered and maintained in a dewatered state until project completion. A Fisheries Act Authorization is required prior to fish relocation and dewatering, including an offsetting plan to compensate for habitat loss (Signal Gold 2022).

4.6.3 Pine Cove

The Pine Cove site includes mine and mill infrastructure and tailings and water management. Ore from Maritime  satellite source sites will be processed at the Pine Cove Mill with the intent of tailings deposition in the Pine Cove open pit.

Pine Cove Brook and associated tributaries were modified during mine development, including a tributary realignment during construction of Polishing Pond II (2015) (P2PP) and partial watershed redirection toward South Brook (2016). Fish habitat loss associated with these modifications was addressed through fish habitat offsetting measures (Signal Gold 2022).

Two tailings storage facilities (Phase 1 [TSF-1]) and Phase 2 [TSF-2]) and the polishing pond (P2PP) are part of the Pine Cove site infrastructure. TSF-2 has been repurposed for aggregate washing activities by a third-party operator (Shoreline Aggregates Inc.), including construction of internal berms to form washing/settling cells within the TSF-2 footprint.

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TSF-1 and TSF-2 are classified as High hazard dams (Knight Piésold 2014a; Knight Piésold 2015a) and P2PP is classified as a Significant hazard dam (Knight Piésold 2015a).

The 2024 dam safety inspection reports that none of the piezometers were functioning at the tailings and polishing pond structures (Knight Piésold 2024a). The inspection report also describes limitations of crest movement surveying where survey markers are located on HDPE liner surfaces (Knight Piésold 2024a).

4.7 Permits

Mining projects in Newfoundland and Labrador fall under the Environmental Protection Act and the Environmental Assessment Regulations, which require registration of new mines and expansions (depending on the nature of the expansion).

Hammerdown, Stog'er Tight, and Pine Cove have each undergone provincial environmental assessment (EA) as standalone developments and were released from the EA process. Past expansions for these sites were also subject to provincial assessment and were released. None of the projects triggered a federal assessment, as they did not meet federal thresholds under current or previous federal EA legislation.

Hammerdown has completed provincial assessment and is in early development. Developing the Orion deposit is expected to require EA registration and additional permits.

Pine Cove and Stog'er Tight are permitted facilities. The Gabbro Pit at Stog'er Tight is permitted, and Pit 278 was released from the provincial EA process in 2022, though additional permitting remains. As Stog'er Tight is currently in care and maintenance and scheduled for future mining beginning in 2034, updates to the Development Plan, Rehabilitation and Closure Plan (RCP), and related approvals will be required.

Pine Cove is permitted to receive ore, process material, and place tailings within the open pit, and is presently processing Hammerdown ore. Modifications to the Pine Cove site that may be required to process ore from Orion and expansions to Stog'er Tight could be subject to additional assessment and/or permitting requirements depending on the nature of the modifications required.

While the projects have advanced through EA and permitting processes to date, there is no assurance that additionally required permits and approvals will be granted in a timely manner. The permitting process is subject to detailed regulatory review and may be influenced by public and stakeholder input. Further regulatory and permitting detail is provided in Section 20.

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5. Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Access

The Project is located on the Island of Newfoundland in the province of Newfoundland and Labrador, Canada (Figure 5.1). The mineral tenure comprises two geographically distinct but regionally proximal properties in north-central Newfoundland: the Hammerdown Property, which is divided into the Green Bay, Gull Ridge and Whisker Valley blocks located in the Springdale-Green Bay area, and the Pine Cove Property, located in the Baie Verte District on the Baie Verte Peninsula. These properties collectively form the Hammerdown Gold Project (the Project).

Both properties are serviced by the same regional transportation infrastructure, including paved provincial highways and a common regional airport. The Deer Lake Regional Airport located approximately 120-150 km southwest of the project area by road, provides year-round scheduled commercial air service and represents the primary air transportation hub for personnel and freight accessing the Project. Ground access to both property areas is provided via the Trans-Canada Highway and an interconnected network of provincial highways.

5.1.1 Hammerdown Property

The Hammerdown Property, which is divided into the Green Bay, Gull Ridge and Whisker Valley blocks, contains the Hammerdown and Orion deposits. Access to this portion of the Project area is via Highway 390 north from the Trans-Canada Highway at the Springdale Junction toward the town of Springdale.

Approximately 2.6 km north of the junction, access continues via a left turn onto Highway 391 at the King's Point Junction. Highway 391 is followed for approximately 7 km to the Shoal Pond Road, an all- weather gravel road that provides access to the interior of the property, including the Hammerdown and Orion deposits.

The western portion the Hammerdown Property comprises the Whisker Valley and Gull Ridge blocks. This area is accessed from Provincial Highway 410, which trends northeast toward Baie Verte and passes along the western extent of both project areas. Access to the Gull Ridge Project is provided by the Gull Ridge Resource Road, located approximately 5 km north of the Highway 410 junction, while access to the Whisker Valley Project is provided by the Pastureland Resource Road, located approximately 20 km north of the same junction. Both access routes are seasonal forest access roads.

5.1.2 Pine Cove Property

Access to the Pine Cove Property is via Route 410, a paved highway extending approximately 65 km northeast from the Trans-Canada Highway to the Town of Baie Verte. The La Scie Highway (Route 414) extends east from Route 410 for approximately 17 km to its junction with the Ming’s Bight Highway (Route 418). Approximately 8 km north of this junction, the Pine Cove Road—an all-weather gravel road—extends westward for approximately 5.5 km to the Pine Cove Mill (Figure 5.1). Access to the Argyle Mine is via a 2.5 km access road through the Stog’er Tight area to the historic Argyle mine site.

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The central and northern portions of the property area, including the Corkscrew, Big Bear, and Deer Cove prospects, are accessed by a network of forest access roads and seasonal gravel roads. Route 418 provides limited access to the eastern portion of the Pine Cove Property. Coastal sections and more remote areas are most readily accessed by boat from the communities of Baie Verte or Ming's Bight.

Figure 5.1: Access to the Hammerdown and Pine Cove properties

5.2 Climate

The north coast of Newfoundland experiences a northern temperate climate characterized by cool summers and relatively mild but snowy winters. Mean summer and winter temperatures in the Project area are approximately 16°C and −8°C, respectively. Annual precipitation generally exceeds 1,000 mm and occurs throughout the year, with snowfall contributing significantly during the winter months.

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Climatic conditions permit mining, development, and exploration activities to be conducted year-round. While winter weather may result in seasonal snowfall and reduced daylight hours, these conditions are typical for the region and do not present unusual or prohibitive constraints on operations.

5.3 Infrastructure

5.3.1 Hammerdown Property - Green Bay, Whisker Valley, and Gull Ridge Blocks

The Hammerdown Property, which includes the Green Bay, Whisker Valley, and Gull Ridge blocks, is primarily serviced by the communities of Kings point and f Springdale, located approximately 5 km east of the project area. Kings Point has a population of 600 people and Springdale has a population of approximately 2,800 people and are well-established industrial service communities with a long history supporting mining, forestry, and heavy industrial operations. Springdale provides essential services including healthcare and emergency response, in addition to municipal infrastructure.

Springdale provides a skilled local workforce and a range of services relevant to mineral exploration and mine development, including diamond drilling contractors, analytical laboratory services, welding and fabrication, electrical services, heavy equipment support, trucking contractors, and general construction services.

The property area is serviced by a network of paved provincial highways. Public Highway 391 passes within approximately 1 km of the Hammerdown site and approximately 3 km of the Orion deposit. Electrical power and internet connectivity are available at the Hammerdown site.

Regional air access is provided by the Deer Lake Regional Airport, located approximately 120 km southwest of Springdale.

5.3.2 Pine Cove Property

The Baie Verte Peninsula has a long history of mining and forestry, with mining activity dating back to the early 1860s. The Town of Baie Verte serves as the primary regional service centre for the Pine Cove Property area and provides access to a regional hospital, accommodations, restaurants, banking services, vehicle maintenance, and heavy-equipment suppliers. Baie Verte and surrounding communities supply a well-trained and experienced workforce with direct familiarity in mining and industrial operations.

The Pine Cove Property area is serviced by a network of paved roads and is connected to the Trans-Canada Highway. Regional air access is provided by the Deer Lake Regional Airport, located approximately 160 km southwest of Baie Verte. An analytical laboratory and diamond drilling contractors are located in the town of Springdale, approximately 93 km southeast of Baie Verte.

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New Found Gold holds the surface rights over the Pine Cove Mill and associated tailings storage facilities, as well as the surface rights within the Argyle and Stog'er Tight mining leases, all of which are located within the Pine Cove Property area. The historic mine site is connected to the provincial power grid and is equipped with limited backup power generation for essential services. The site also includes the Port Rousse deep-water port facility, capable of berthing Panamax-class vessels and supporting the shipment of ores, aggregates, concentrates, and providing direct marine access for bulk materials and equipment.

Mill infrastructure within the Pine Cove Property includes the Pine Cove concentrator, which comprises crushing, grinding, flotation, and leaching circuits, with gold recovery by the Merrill-Crowe process. Gold precipitate collected through a filter press is refined on site into doré bars.

Tailings management infrastructure includes a primary in-pit tailings storage facility and supports active tailings deposition from the Hammerdown pre-commercial operation. In addition, the project holds the past producing Stog’er Tight and Argyle mines and related mine infrastructure including waste stockpiles.

Fresh water for mill operations is sourced from Decker's Pond, located approximately 0.7 km southeast of the Pine Cove mill facility.

5.4 Physiography

The property areas are in north-central Newfoundland and share broadly similar physiographic characteristics. Topography is controlled by a northeast-trending plateau dissected by major valleys and fault-controlled escarpments, resulting in localized elevation contrasts.

The Green Bay block occupies a lower-elevation domain that generally slopes toward the coast, whereas the Whisker Valley and Gull Ridge blocks are situated at higher elevations on an inland plateau above a prominent fault escarpment. Maximum elevations in the inland plateau areas are approximately 250 m above sea level (masl), while elevations for much of the project area generally range from approximately 50 m to 150 masl.

The region is covered by boreal forest with numerous bogs and ponds, particularly in poorly drained plateau areas. Overburden is variable, ranging from less than 0.5 m to greater than 5 m in linear valleys, and soils are generally poorly developed. Bedrock exposure is variable, ranging from less than 5% in inland areas to locally 100% in coastal sections, with typical summer exposure of approximately 5% to 10%, which is favourable for geological mapping and prospecting.

The area experiences seasonal snow cover for approximately 3 to 5 months of the year.

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6. History

The Baie Verte Mining District has a long and well-documented history of copper, asbestos, and gold mining dating back to the mid-1800s. Copper mineralization was discovered near Baie Verte, Tilt Cove, and Betts Cove in the mid-19th century and was mined intermittently until the early 20th century. Subsequent periods of mining occurred at Tilt Cove between 1957 and 1967, at the Rambler Mine from 1961 to 1982, and at the Ming Mine from 1995 to 1996 and again from 2011 to the present.

Gold mineralization in the district was first reported in the Ming's Bight area prior to 1867, with sporadic production from the Goldenville Mine between 1904 and 1906. More recent gold production in the district includes the Nugget Pond Mine, which operated from 1997 to 2000, followed by the discovery and mining of the Hammerdown deposit between 2000 and 2004. This long standing and intermittent record of exploration and mining activity highlights the mineral potential of the region and provides the foundation for modern exploration and development efforts in the Baie Verte Mining District.

6.1 Hammerdown Property History

6.1.1 Exploration History

The Green Bay block has been the focus of mineral exploration for more than a century; however, significant gold exploration activity did not commence until the mid-1980s. Early systematic gold exploration was conducted primarily by Noranda Exploration Company Ltd. (Noranda), both independently and through joint venture partnerships. A joint venture between Noranda and Major General Resources Ltd. (Major General) resulted in the discovery of the Hammerdown and Rumbullion gold deposits in 1988, along with several additional gold prospects including Muddy Shag and Wisteria.

The following reports provide detailed accounts of historical exploration, mining, and technical work completed within the Hammerdown Property area and serve as primary sources of historical information for this Technical Report.

Key references include, but are not limited to:

• 2022 Maritime Resources Corp. Hammerdown Gold Project Feasibility Study

• 2020 Maritime Resources Corp. Hammerdown Gold Project Preliminary Economic Assessment

• 2016 Inovent Capital Inc. NI 43-101 Technical Report on the King's Point Polymetallic Project

Noranda acquired the ground surrounding the Rendell-Jackman property through a combination of staking and an option agreement with Shear Exploration Pty Ltd. in 1986 (Huard, 1987). In joint ventures with White Bay Resources and later Springer Resources, Noranda carried out extensive soil geochemical surveys, ground geophysics, trenching, and diamond drilling programs (Andrews, 1988; Tuach, 1991). This work outlined a cluster of eight gold-in-soil anomalies ranging from 10 ppb to 125 ppb gold over a strike length of approximately 200 m in the area that would later host the Hammerdown and Rumbullion deposits. More isolated anomalies elsewhere in the survey area were followed up with limited success.

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In 1991, Hemlo Gold Mines Inc. acquired Noranda's Newfoundland assets, including the Rendell- Jackman property. Major General subsequently acquired the remaining interest in the property from Hemlo Gold in 1993 and conducted additional drill programs on several existing prospects during 1993 and 1994. Encouraging results led Major General to expand its land holdings, primarily to the southwest. During this period, exploration focus shifted toward base metals following the expansion of zinc-rich massive sulphide mineralization at Lochinvar, although gold exploration continued at a reduced level.

High-density check soil sampling completed in August and September 1995 confirmed and expanded the previously identified gold-in-soil anomaly cluster on the former Shear option area, returning values of up to 135 ppb gold. Diamond drilling of this anomaly in October 1995 (hole BB-95-06) resulted in the discovery of the central portion of the Orion deposit. In November 1995, an additional cluster of five gold-in-soil anomalies, with values up to 85 ppb gold, was identified approximately 250 m along strike to the southwest. This anomaly was drill-tested in February 1996 (hole BB-96-32), leading to the discovery of the western portion of the Orion deposit (Orion West).

Exploration records are limited for the periods spanning work by Les Mines McWatters and Richmont Mines; however, a summary of drilling completed during these years is provided in Table 6.1.

Table 6.1: Property history summary

Year	Company	Program	Holes Drilled	Metres Drilled	Notes
1987	Noranda	Soil Sampling	-	-	Discovered Muddy Shag Zone
1988	Noranda	Diamond Drilling	3	369.4	MS-88-01 TO MS-88-03 on Hammerdown along with concurrent Trenching program
1989	Noranda	Diamond Drilling	22	4,064.5	MS-88-04 TO MS-88-25 on Hammerdown along with concurrent Trenching program
1990	Noranda	Diamond Drilling	26	6,721.5	MS-90-26 to MS-90-49 on Hammerdown along with trenching lead to discovery of Rumbullion zone
1993	Major General	Diamond Drilling	34	6,698.3	MS-93-50 to MS-93-83 on Hammerdown / Rumbullion
1994	Major General	Diamond Drilling	10	1,550.7	MS-94-84 to MS-94-93 on Hammerdown / Rumbullion
1995- 2002	Commander Resources (formerly Major General)	Diamond Drilling	45	11,634.9	Orion Drilling
1998	Les Mines McWatters Inc	Due Diligence	5	779.5	MS94-MS98 on Hammerdown / Rumbullion
1999	Abiting Inc.	Diamond Drilling	47	4,512.7	MS101-MS147 "Abiting" was a front for Richmont when purchasing the property
1999- 2004	Richmont	Drilling/Mining	531	35,645.5	Drilling/Mining on Hammerdown / Rumbullion
	Total	Diamond Drilling	673	59,562.60	Prior to Maritime Resources

Source: Maritime Resources 2022.

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6.1.2 Historical Resource Estimates

The QP is not aware of any historical or noncompliant Mineral Resource estimates prepared by previous operators that may contain Mineral Resources that have not been depleted by mining.

6.1.3 Past Production

Richmont Mines Inc. developed and operated the Hammerdown deposit between 2000 and 2004 as both an open pit and underground mining operation. Ore produced from the Hammerdown mine was processed off-site at the Nugget Pond mill, located approximately 140 km from the Project area.

Production records for the Hammerdown mine are summarized in Table 6.2 (Tully, 2004).

Table 6.2: Hammerdown production summary

Year	Production Source	Tonnes Milled	Head Grade (g/t)	Total Gold Produced (oz)
2000	Open Pit	17,504	15.85	8,597
2001	Underground	53,818	20.72	34,209
2002	Underground	93,451	16.02	47,470
2003	Underground	90,125	13.47	37,797
2004	Underground	35,282	13.52	14,922
	Total	290,180	15.74	142,998

Source: Tully 2004.

In early 2025, Maritime initiated recommissioning activities at the Pine Cove Mill, with commissioning completed using stockpiled material generated from historical Pine Cove mining operations. During 2025, the Company commenced mine construction, development, and early-stage mining at the Hammerdown site, with ore hauled to and processed at the Pine Cove Mill. In November 2025, Maritime was acquired by New Found Gold and is continuing to progress the Hammerdown Gold Project towards commercial production.

6.2 Pine Cove Property History

6.2.1 Exploration History

The Pine Cove Property (formerly the Point Rousse Project) has an expansive and intermittent exploration history dating back to the early 1900s, beginning with limited production at the Goldenville Mine between 1904 and 1906. Exploration activity intensified in the mid 1980s, leading to the discovery of multiple showings and prospects, including the Pine Cove and Stog'er Tight deposits, as well as several advanced prospects such as Romeo and Juliet and Deer Cove. A comprehensive review of historical ownership, exploration activities, development history, previous Mineral Resource estimates, and production is presented in earlier technical reports prepared for the Hammerdown and Pine Cove properties.

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Key references include, but are not limited to:

• 2022 Signal Gold Inc. NI 43-101 Technical Report, Mineral Resource and Mineral Reserve Update on the Point Rousse Project.

• 2018 NI 43-101 Technical Report, Mineral Resource and Reserve Update on the Point Rousse Project.

• 2015 Anaconda Mines Inc. Ni-41-101 Technical Report, Mineral Resource and Reserve update on the Pine Cove Mine and Mineral Resource Estimate on the Stog'er Tight Deposit, Point Rousse

Project.

These reports as well as the Newfoundland Government Mineral Occurrence Database provide detailed accounts of historical exploration, mining, and technical work completed within the Project area and serve as primary sources of historical information for this Technical Report.

Exploration and limited production at the Goldenville occurrence began in the early 1900s, with recovery of fine-grained gold from surface gravels in 1902-1903 and shallow underground development completed between 1902 and 1906, yielding a reported total of approximately 153 oz of gold (Snelgrove, 1935; Watson, 1947). Intermittent follow-up work included shaft dewatering and sampling in 1935, trenching in 1937, and geophysical and geological surveys in 1961 (Snelgrove, 1935; Watson, 1947). The most recent exploration was completed in the 1980s, when Granges Exploration Ltd. conducted regional geochemical and prospecting surveys and tested the Goldenville Horizon with eleven diamond drillholes totalling 1,201.4 m (O'Donnell, 1988; Evans and Wells, 1998).

Exploration at the Deer Cove Main Zone began in 1986 which included prospecting and trenching of gold-in-till anomalies near Deer Cove Pond by Noranda Exploration Company Limited. A Noranda- Galveston Resources Limited joint venture (1987-1989) subsequently completed an extensive exploration and development program that included geological, geochemical, and geophysical surveys, trenching, 138 diamond drillholes, construction of a 7.2 km access road, and approximately 507 m of underground exploration (Gower, 1988; Anaconda press release dated May 7, 2014). Following the cessation of this work, the property reverted to Crown Land in 1998, and despite subsequent tenure assignments, no significant additional exploration was completed. Between 2001-2002 and 2005-2006, South Coast Ventures Incorporated restaked the area and digitized much of the historic surface and underground exploration data. In 2010, P&E Mining Consultants completed a mining and economic analysis that included an historical Mineral Resource estimate, which has not been verified by Anaconda. In November 2013, Anaconda optioned the Deer Cove lease and surrounding mineral licences, marking the most recent phase of exploration activity.

The Pine Cove Mining Lease 189 was originally staked in 1985, and the historic Pine Cove gold deposit (formerly Thunder and Lightning Zones) was discovered in June 1987 by South Coast Resources Ltd. In 1988, Corona Corp. optioned the property from Varna Resources Inc. and completed geological, geophysical, and soil geochemical surveys, followed by trenching and diamond drilling. In 1991, NovaGold Resources Inc. optioned Corona's interest with the objective of advancing the project toward open-pit mining. Additional exploration and resource definition work was completed by Electra Mining Consolidated/Electra Gold/Raymo Processing in 1996 and by New Island Resources Inc. in 2000.

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In 2003, Anaconda acquired an exclusive option from New Island to earn up to a 60% interest in the Pine Cove Property. A successful 5,000-tonne bulk sampling program was completed in 2004, followed by the release of a NI 43-101-compliant technical report and feasibility study in 2005. A production decision was made, construction commenced in 2007, and gold production began in 2008. Following initial start-up challenges, the Pine Cove Mill was reconfigured to include a flotation circuit producing a gold-pyrite concentrate. Commercial production was achieved in 2009, enabling Anaconda to earn its 60% interest, and in January 2011 Anaconda acquired New Island's remaining 40% interest.

The Stog'er Tight area was staked in 1986 by Pearce Bradley and subsequently optioned to International Impala, which formed a joint venture with Noranda Exploration Company Ltd. Noranda conducted extensive geochemical, geological, and geophysical surveys, trenching, and diamond drilling, resulting in the identification of multiple mineralized zones. In 1996, Ming Minerals Inc. acquired the property and extracted a 30,735-tonne bulk sample, which was processed at the former Consolidated Rambler mill. Due to lower-than-anticipated head grades and recoveries, the project was suspended.

In 2006, Tenacity Gold Mining Company Ltd. completed additional drilling and trenching and estimated mineral resources and reserves, followed by limited mining and toll milling at the Nugget Pond mill. Actual mill head grades were significantly lower than estimated, largely attributed to mining dilution, and no further work was undertaken. The Stog'er Tight Mining Lease was subsequently acquired by 1512513 Alberta Ltd. and optioned to Anaconda in 2012.

6.2.2 Historical Resource Estimates

In April of 2010, P&E Mining Consultants was contracted by Tenacity Gold Mining Company Limited and completed a mining and economic analysis of the Deer Cove Project which produced an indicated reserve outlined in Table 6.3. A qualified person has not done sufficient work to classify the historical estimate as current Mineral Resources or Mineral Reserves. The issuer is not treating the historical estimate as current Mineral Resources. A complete review of the data integrity, geological context, mineralization interpretation and potentially validation drilling is necessary to verify the accuracy of this historical, non-NI43-101 Resource Estimate. The report states this estimate as a Mineral Reserve, but the QP believes it refers to Mineral Resources according to CIM Definition Standards (CIM 2014).

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Table 6.3: P&E Mining Consultants 2010 Resource estimate for the Deer Cove Project

	Indicated Resource
Cut-Off	Tonnes	Au g/t	Au oz.
6.0 g/t Au	12,900	10.45	4,300

Source: P&E Mining 2010.

Notes: Open Pit Au Cut-Off Grade Calculation

1. Au Price $US 1,100/oz (6 mo. trailing avg. Mar 31/10)

2. $C/$US 0.98

3. grams/troy oz 31.1035

4. Mining Costs C$117.66/tonne

5. Ore Loading & Haulage Cost C$14.33/tonne

6. Process Cost (1,000tpd) C$47.00/tonne

7. G/A Cost C$23.41/tonne

8. Process Recovery 92%

6.2.3 Past Production

Mining and gold production at the Pine Cove Property were carried out by Anaconda., later known as Signal Gold. Production occurred between 2009 and 2023 and included operations at the Pine Cove, Stog'er Tight, and Argyle historic deposits. Pine Cove served as the primary mining and processing hub for the Project, with supplemental ore sourced from the Stog'er Tight and Argyle deposits during later stages of operation. Ore from all deposits was processed at the Pine Cove Mill, and mill feed commonly comprised of blended material from multiple sources.

Commercial production at the Pine Cove Mine commenced in September 2010, following initial development activities in 2009. Mining at Pine Cove halted in Q3 2019 and resumed briefly in 2020 with the Pine Cove Pond Expansion after which commercial mining operations halted at Pine Cove by the end of 2020. Mining at the Stog'er Tight Deposit occurred between 2016 and 2019 and provided supplemental mill feed during that period. Development and mining at the Argyle Deposit commenced in late 2020 and concluded in 2022, with final processing of material completed in early 2023.

Table 6.4: Point Rousse production summary

Year	Production Source	Tonnes Milled	Head Grade (g/t)	Total Gold Produced (oz)
2009	Pine Cove	39,407	1.33	1,683.62
2010	Pine Cove	112,993	2.92	12,093.88
2011	Pine Cove	135,669	1.23	5,346.64
2012	Pine Cove	272,854	1.37	11,977.62
2013	Pine Cove	289,743	1.60	14,879.46
2014	Pine Cove	296,152	1.53	14,577.33
2015	Pine Cove	321,532	1.53	15,820.80
2016	Pine Cove	370,561	1.35	16,080.45
	Stog'er Tight	30,078	2.95	2,788.91

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Year	Production Source	Tonnes Milled	Head Grade (g/t)	Total Gold Produced (oz)
2017	Pine Cove Stog'er Tight	432,08 1,496	1.23 2.58	15,310.00 120.96
2018	Pine Cove Stog'er Tight	382,111 197,275	1.64 1.76	20,160.00 11,180.06
2019	Pine Cove Stog'er Tight	259,202 195,712	1.84 2.1	15,5341.00 6,292.99
2020	Pine Cove Argyle	56,991 103,557	1.19 1.09	2,186.56 3,645.10
2021	Argyle	103,518	1.10	3,669.92
2022	Argyle	328,033	1.79	18,876.72
2023	Argyle	20,572	0.52	344,18
	Total	3,985,919.93	1.50	192,376.21

Source: Compiled from Signal Gold Internal Reports.

In the spring of 2025, Maritime re-initiated processing operations at the Pine Cove processing plant. The plant was initially commissioned using remaining Pine Cove stockpile material, supplemented by limited quantities of ore-grade material sourced from existing stockpiles at the Argyle, Stog'er Tight, Pine Cove, and Hammerdown sites. Processing subsequently transitioned to primary Hammerdown run-of-mine ore in Q4 2025, prior to the acquisition of Maritime by New Found Gold.

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7. Geological Setting and Mineralization

7.1 Regional Geology

The Newfoundland Appalachians record a complex history involving the collision of multiple outboard exotic terranes to the Laurentian margin from the Ordovician to Devonian during the closure of the Iapetus and Rheic oceans and the assembly of Pangea (Figure 7.1; Williams 1979,1995; Zagorevski et al. 2008; van Staal and Barr 2012). Based on distinct lithological, structural, geochronological, fauna and metallogenic characteristics, the island of Newfoundland is divided into four tectonostratigraphic zones: Humber, Dunnage, Gander, and Avalon zones (Williams 1979,1995), separated from one another by major faults.

The Dunnage Zone comprises vestiges of oceanic and continental arc terranes developed within the ancient Iapetus Ocean and is further subdivided into the peri-Laurentian Notre Dame subzone and peri- Gondwanan Exploits subzone, to distinguish between terranes formed on opposite sides of Iapetus (Williams 1979; Williams et al. 1988). The Humber Zone represents the ancient North American passive continental margin onto which subsequent terranes were accreted (Williams et al.1999). The different properties are located mainly in the Notre Dame Subzone of the Dunnage Zone (Figure 7.1) and in part the Humber Zone to west.

The accretion of the oceanic and continental elements of the Dunnage Zone (Baie Verte Oceanic Tract, Lushs Bight Oceanic Tract, Lloyds River Oceanic Tract and Victoria Arc) to the Laurentian margin are referred to as the Taconic orogeny. Subsequent Silurian accretion of the leading edge of Ganderia to composite Laurentia initiated the Salinic orogeny, followed by Devonian collision of Avalonia with composite Laurentia during the Acadian orogeny and closure of the Acadian Seaway (van Staal et al. 2007; van Staal and Barr 2012). Systematic geochronological data define two broad episodes of orogenic gold mineralization in the central and western Newfoundland Appalachians during the Late Silurian to Early Devonian (Sandeman et al. 2022). The initial gold event is likely related to Acadian Orogenesis, followed by a second event that may correlate with the Neoacadian orogeny during the docking of the Meguma Terrane to the Appalachian Orogen (Sandeman et al. 2022).

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HUMBER ZONE
Neoproterozoic to Ordovician
Sedimentary, metasedimentary, and volcanic rocks
Meso- to Neoproterozoic
Gneiss and granite
DUNNAGE ZONE
Cambrian to Early Silurian
Clastic and volcanic rocks
Ophiolitic rocks
INTRUSIVE ROCKS
Silurian to Carboniferous
Granitoid rocks
Mafic intrusions
Cambrian to Ordovician
Granitoid rocks
OVERLAP SEQUENCES
Devonian to Carboniferous
Sedimentary rocks
Late Ordovician to Devonian
Volcanic and sedimentary rocks, including polymict conglomerate
GANDER ZONE
Neoproterozoic to Ordovician
Metasedimentary rocks and migmatite
AVALON ZONE
Neoproterozoic to Ordovician
Sedimentary, volcanic, and intrusive rocks
Humber
Dunnage
Gander
Avalon
Meguma
200 km
RIL
VLSZ
DUNNAGE ZONE
Pine Cove/ Stog'er Tight Argyle
Nugget Pond
Whisker Valley
Hammerdown
White Bay
Notre Dame Subzone
Exploits Subzone
BBL
RIL
FIB
LBP
DVF
GRUB
DBL
BB
RF
Mt. Peyton Suite
NAF
Sb
MCSZ
MH
MSZ
VLSZ
NBGS
CF
CCF
LPB
HBF
DF
CRF
Cape Ray
Hope Brook
56°W
48°N
54°W
49°N
N
100 km
Significant undeveloped gold deposit
Gold mineralization
Major fault zone
Gold mine, historic and active

Figure 7.1: Generalized geologic map of the island of Newfoundland showing the distribution of geological terranes, fault zones, gold deposits, and selected gold prospects and showings

Modified from Honsberger et al 2022.

Rocks of the Humber Zone and the Dunnage Zone are sutured along the Baie Verte line (BVL), a regional-scale brittle-ductile shear zone (Williams and St-Julien 1982; Castonguay et al. 2014). Mineralization at the Hammerdown Property is controlled by the Green Bay Fault and subsidiary high strain zones. In contrast, the BVL and associated subsidiary faults (e.g., Scrape Trust) control gold mineralization at the Pine Cove Property of the Baie Verte Gold Belt. These structures served as conduits for the advection of fluids from deeper crustal levels during Acadian and/or Neoacadian Orogenesis (Ritcey et al. 1995; Gaboury et al. 1996; Sandeman et al. 2022).

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7.2 The Hammerdown Property

The Hammerdown Property is situated within the Notre Dame Subzone east of the BVL. It is transected by three significant fault zones that are spatially associated with gold and base-metal mineralization in the project area. The property is subdivided into three blocks, Green Bay, Whisker Valley, and Gull Ridge, each characterized by distinct lithologies and mineralization styles (Figure 7.2). The Green Bay block hosts the Hammerdown and Orion deposits, which are the most significant gold zones defined on the property to date.

Figure 7.2: Geology map with historical mineral occurrences and prospects of the Green Bay, Whisker Valley, and Gull Ridge blocks

7.2.1 The Green Bay Block

Geological Framework

The Green Bay Block is underlain by Ordovician volcanic rocks of the Catchers Pond and Lushs Bight Groups (Figure 7.3). Peripheral areas dominated by younger Ordovician to Silurian volcanic, intrusive, and sedimentary assemblages. The Catchers Pond Group forms a north-facing, lower Ordovician conformable submarine volcanic sequence characterized by felsic volcanics intercalated with mafic flows, tuffs, and minor sediments. It is stratigraphically subdivided into the Indian Brook Formation, Long Pond Formation, and the lower felsic member of the West Waters Pond Formation.

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The Indian Brook Formation comprises pillowed basalts, pillow breccias, interflow cherts, and subvolcanic intrusions, including gabbroic sills and diabase dykes. Minor pyrite-chalcopyrite mineralization occurs locally along contacts between mafic breccias and massive flows. The overlying Long Pond Formation consists of mafic extrusive rocks and intermediate to felsic pyroclastic units, locally jasperitized and sulphidic, with stratabound jasper horizons and hematite-bearing quartz veinlets in its upper part. The West Waters Pond Formation is the most extensive felsic volcanic package. Its composed mainly of fine-grained felsic pyroclastic strata, including crystal-lithic tuffs, ash and lapilli tuffs, siliceous argillite, and quartz-phyric units commonly affected by carbonate alteration. The Catchers Pond Group is intruded by several Late Ordovician to early Silurian intrusions of the Rainy Lake Complex. The intrusive rocks occur mainly as folded intrusive sheets of medium grained, equigranular to porphyritic gabbro's and diorites.

Figure 7.3: Property geology of the Green Bay Block and associated mineral occurrences

The Early Ordovician Lushs Bight Group is an ophiolite sequence that outcrops in the northeastern portion of the property (Figure 7.4). It is composed of sheeted diabase dykes, pillow basalts, pillow breccias, basaltic tuffs and cherty argillites. These rocks host chalcopyrite-rich gossans and alteration zones marked by polymetallic veins and host the historical Rendell-Jackman volcanogenic massive sulphide (VMS) deposit. The Lushs Bight Group is flanked to the west by the Cambrian to Early Ordovician Western Arm Group, composed of tholeiitic basalts and gabbro sills with widespread epidote alteration and local chalcopyrite-bearing horizons.

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Contacts between the Ordovician volcanics and the peripheral elements to the north and west of the property are cut by the NW-SE trending Green Bay Fault. Rocks west of the Green Bay Fault include the Ordovician calc-alkaline Burlington granodiorite, voluminous Silurian A-type flow-banded rhyolitic volcanic rocks of the King's Point Complex, and A-type hornblende-bearing microgranites, biotite-bearing granophyre's, feldspar and quartz porphyries of the Topsails Igneous Suite (Figure 7.3).

In the southeast and south the Catchers Pond Group is in contact with the Silurian subaerial A-type rhyolites and terrestrial sedimentary rocks of the Springdale Group. These rocks are interpreted to be in structural contact along the Lobster Cove Fault, though an unconformity may be preserved where conglomerates of the Springdale Group overlie rocks of the Catchers Pond Group.

Volcanic rocks of the Catchers Pond and Lushs Bight Groups have undergone greenschist or sub- greenschist facies metamorphism, with widespread development of carbonate, chlorite, and epidote, and lesser actinolite and white mica. Mafic volcanic rocks are predominantly green to gray epidote altered tuff and pillowed or massive flows (Ritcey et al. 1995). In contrast, the younger rocks of the Springdale Group remain unmetamorphosed.

Figure 7.4: SW-NE cross-section A-A' emphasizing the regional structural disposition of the Indian Brook and Long Pond formations of the lower Catchers Pond Group and their interpreted relationship to rocks of the Western Arm and Lushs Bight groups.

Modified after O'Brien and Dunning 2014.

Rocks of the Hammerdown Property record five deformation phases (D1-D5; Gaboury et al. 1996). D1 and D2 define a single progressive Taconian deformation event that folded rocks of the Catchers Pond Group into a broad northeast-plunging antiform (Figure 7.5). D1 was also responsible for the development of a 250 m wide high strain zone (HSZ1) at the interface of the Catchers Pond and Lushs Bight groups defined by a penetrative S1 schistosity. The HSZ1 was progressively folded around F2 fold axes. D1-D2 deformation resulted in ground preparation for the younger gold mineralizing event. Overprinting D3 deformation is defined by the S3 cleavage and shear zones (HSZ3) that host gold- bearing veins at the Hammerdown Deposit. D3 deformation likely occurred during the Silurian or possibly younger. Subsequent D4 and D5 deformation is post mineral and modified the deposit into open F4 and F5 folds.

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Figure 7.5: NW-SE cross-section B-B' showing the structural disposition of the Catchers Pond Group around the Hammerdown-Orion belts.

Modified after O'Brien 2010.

Abbreviations: Cbc=Indian Brook Formation; Cmi=Long Pond Formation; Cfr=West Waters Pond Formation; Tm=Topsails Igneous Suite. Modified after O'Brien and Dunning 2014.

Hammerdown Deposit

The Hammerdown deposit is hosted along the Hammerdown Deformation Zone (HDZ) which is localized along the contact of ophiolitic mafic rocks and island-arc felsic rocks of the Catchers Pond Group. The HDZ represents a high-strain dextral strike-slip system with en-echelon faults forming a contractional duplex geometry (Szybinsky 2003). It was intruded by early Silurian quartz feldspar porphyry (QFP) dykes which also host gold mineralization. The deposit is defined by the Hammerdown-Rumbullion- Muddy Shag vein system which is characterized by stacked gold-bearing quartz-sulphide veins hosted within a ~250 m segment of the 1.8 km long HDZ (Figure 7.6). At ~150 m to 250 m depth the NNW dipping Captain Nemo Fault truncates the vein system (Figure 7.7).

The structural role of the Captain Nemo Fault remains a subject of debate. One interpretation considers the fault to be a late, post-mineralization structure that truncates the deposit, implying the potential for a displaced or undiscovered continuation of mineralization within the footwall block (Dubé et al. 1992). An alternative interpretation suggests that the system is a D3 extension vein array controlled by the Captain Nemo Fault. This suggests that exploration is better focused along strike of the Captain Nemo Fault and at depth beneath the deposit, rather than targeting a displaced mineralized block within the footwall.

The more robust veins of the HDZ are closely associated with quartz feldspar porphyry (QFP) dykes in a sequence of overturned mafic rocks in its hanging wall. The veins dip predominantly to the north. However, at depth they are drag folded into steeply south dipping orientations near the Captain Nemo Fault. The intersection lineation defined by the Captain Nemo Fault and the vein system plunges gently to the west and may control the broader distribution of gold mineralization. F3 conjugate folds are likely a secondary control that define localized steeply east-plunging high-grade domains in the overall ore shoot (Dubé et al. 1992). This vein system was mostly mined out by Richmont from 2000 to 2004. However, the updated wireframes have determined that some veins remain at the peripheral edges of the historical mining.

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The Rumbullion and Muddy Shag zones veins are less abundant and narrower, possibly due to a decrease in the intensity of QFP intrusions. The Rumbullion veins are contained in shear zones developed along the limbs of tight, F2 folds in mafic volcanics and leucoxene-bearing mafic dykes. Some veins are preferentially localized along dyke contacts. Along the north-easterly trend of the Rumbullion zone, the Captain Nemo Fault appears to splay into multiple fault panels which may or not contain QFP dykes and or mineralized veins. At Muddy Shag, mineralization is hosted in cherty sedimentary rocks assigned to the Ordovician Lush's Bight Group. Veins in this zone show significant vertical and lateral geological continuity and are intimately associated with quartz-feldspar porphyry (QFP) dykes.

Figure 7.6: The Hammerdown-Rumbullion-Muddy Shag vein system observed in plan view

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Figure 7.7: Cross section of the Hammerdown deposit- 5045 East

Veins throughout the system consist of quartz with 5% to 20% pyrite and minor base metals (~1%). Gold typically occurs as discrete grains (~20-100 μm) within sulphides, at sulphide grain boundaries and occasionally in quartz-filled fractures near sulphide grains (Figure 7.8). Gold grade strongly correlates with sulphide content and visible gold is rare. The quartz feldspar porphyry (QFP) dykes host low-grade gold mineralization, whereas the surrounding mafic volcanic host rocks are essentially barren. Hydrothermal alteration of mafic wall rocks consists mainly of muscovite/sericite and calcite, with minor rutile, creating a light bleaching halo similar in thickness to the gold-bearing veins.

Figure 7.8: Example of veining and mineralization from the Hammerdown deposit

Top: Mineralized quartz vein. Bottom: Sheared mafic wall rocks.

One other vein system was intercepted in the footwall of the HDZ known as the Wisteria Gold Zone. Mineralization is hosted in an intensely deformed fault bound sliver of felsic volcanics with discontinuous quartz veinlets and widespread sericite and pyrite alteration. Gold grade is proportional to sulphide and base metal content. The highest grades are associated with accumulations of pyrite, galena, and sphalerite. Grades are low to moderate, but much broader, when compared to other vein systems of the Hammerdown deposit. High-grade ore shoots are less common.

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Orion Deposit

The Orion deposit is hosted within Ordovician metavolcanic and metasedimentary rocks of the Catchers Pond Group. These rocks were thrust to the northwest along the Horsehead Fault and structurally overly rocks of probable Silurian age. The fault dips moderately to the southeast and truncates the westernmost part of the vein system. The intersection of the Horsehead Fault with the Orion vein system likely controls a NE plunging ore shoot in the lower part of the system. Mineralized vein emplacement occurred within a Silurian or younger D3 high strain zone (HSZ3) (Gaboury et al. 1996). Mineralization is spatially associated with QFP dykes up to 6 m thick as well as leucoxene-bearing mafic dykes and sills up to 10 m thick. The QFPs at Orion correlate with those at the Hammerdown deposit.

Three principal mineral zones are recognized at Orion: Discovery, Main, and EMS Figure 7.9). The Discovery and Main zones extend for ~950 m along strike and consists of single to multiple 1 to 30 cm quartz-calcite veins (mainly 2 to 5 cm) with 1 to 3% pyrite (locally 10%) and minor amounts of light- coloured sphalerite and chalcopyrite. The veins are hosted within a felsic schist with a distinct yellow ochre sericite alteration halo along vein margins (Figure 7.10). Silicification is also commonly associated with mineralization. The EMS Zone is smaller and contained within graphitic/cherty sedimentary rocks and a volcanic-derived turbidite unit. The zone has a strike of 350 m, though the best mineralization is confined to a 50 m strike between 50 m and 100 m below surface. The zone occurs approximately 100 m southeast of the Discovery Zone.

Figure 7.9: Detailed geological map of the Orion deposit

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Figure 7.10: Cross-section of the Orion deposit looking towards the northeast

Other Deposits of the Green Bay Block

The Green Bay area has been explored intermittently since the 1950s, initially for base metals and later for gold. It is predominantly underlain by the Catchers Pond Group, which hosts numerous VMS-style base metal prospects and stringer feeder zones comparable to the Buchans camp (Zn+Pb >20%, Zn:Pb ≈2:1). The Lushs Bight Group to the northeast is similarly prospective for ophiolitic VMS mineralization and shear-hosted mesothermal gold.

Gold- and base-metal occurrences are widespread and commonly associated with high-strain shear zones, felsic volcanic horizons, and correlate with chargeability anomalies. The Golden Anchor prospect is the most advanced gold target, where quartz-sulphide veins occur within and proximal to the hanging wall of the Lochinvar VMS deposit. The Golden Anchor prospect has a historical and non-compliant resource of 30,312 tonnes at 10.26 g/t Au or 10,000 ounces of contained Au.

The historical zinc-rich Lochinvar VMS deposit is located approximately 800 m northeast from the Hammerdown deposit (Figure 7.11). Massive sulphide lenses have been traced from surface to approximately 200 m depth where they remain open, though they are likely truncated at depth along the late Captain Nemo Fault (Figure 7.12). The mineralization has a relatively short strike length and an overall easterly plunge. It has historical, non-compliant resource of 588,000 tonnes with an average grade of 3.9% Zn, 1.4% Pb, 0.4% Cu, 60g/t Ag, and 0.45 g/t Au.

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Additional Cu-Au prospects, including Rendell-Jackman and Whiskey Bravo, are characterized by massive to semi-massive sulphides within sheared mafic volcanics that correlate with strong IP anomalies (Figure 7.13 and Figure 7.14). Numerous smaller gold showings (e.g., Sprucy Pond Trend, Timber Pond, Rendell-Jackman Southeast, Bishops Pond) consist of quartz-carbonate veins with disseminated sulphides in sheared mafic or felsic volcanics. Local surface grab samples returned high- grade gold values though it remains poorly assessed at depth. Several VMS-style zinc-dominant prospects (e.g., Beetle Pond, Muir Pond, Goldfish, Indian Brook, Catchers Valley) are defined by strong geochemical and geophysical anomalies, limited drilling, and local high-grade grab samples.

Figure 7.11: Interpretive map of the Lochinvar deposit and Beetle Pond prospect with intercepts from historical drilling

Modified from Maritime Resources 2022.

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Figure 7.12: Cross section of the Lochinvar deposit depicting higher grade intercepts

Modified from Maritime Resources 2022.

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Figure 7.13: Interpretive plan map and significant intersections on the Rendell-Jackman showing

Modified from Maritime Resources 2022.

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Figure 7.14: Cross-section of the Rendell-Jackman showing outlining intercepts of interest

Modified after Maritime Resources 2022.

7.2.2 The Whisker Valley and Gull Ridge Blocks

Geological Framework

The Whisker Valley and Gull Ridge blocks of the Hammerdown Property are less advanced and the focus of ongoing green-fields exploration. They reside in the southern part of the Baie Verte Peninsula characterized by Ordovician to Silurian plutonic and volcanic rocks of the Burlington Granodiorite (also referred to as the Burlington Plutonic Suite), the Micmac Lake Group, and King's Point Complex (Figure 7.15).

The area is predominantly underlain by calc-alkalic medium- to fine-grained hornblende-biotite granodiorite and granite of the Burlington granodiorite. This unit extends across the entire property and represents the oldest lithological unit recognized (445-433 Ma; Skulski et al. 2012). The Burlington granodiorite is intruded by a series of mafic aphyric dykes and late feldspar-quartz porphyritic dacite dykes dipping steeply to the south. In the west, it is unconformably overlain by subaerial volcanic and clastic sequence of the Micmac Lake Group, which is composed of felsic ignimbrites, conglomerate, sandstone, and mafic volcanic rocks.

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To the east and northeast, the Burlington granodiorite is intruded and overlain by rocks of the Mid- to Late Silurian King's Point Complex (KPC) (427 ± 2 Ma; Coyle, 1990). The KPC is composed by peralkaline A-type reddish rhyolites, felsic tuffaceous rocks, diatreme breccias and related granophyric hypabyssal rocks. The KCP is intruded by a highly magnetic alkalic feldspar porphyry monzonite which is strongly miarolitic with frequent pipe vesicles.

The Gull Ridge block hosts the Gull Ridge Pluton which is located near and along the contact of the Burlington Granodiorite and the Micmac Lake Group (Figure 7.15). It is a poorly exposed, circular- shaped, strongly magnetic polyphase intrusive complex approximately 4.5 km in diameter. The pluton is composed of ultramafic troctolites, layered alkaline gabbro's, intermediate dioritic phases, A-type quartz- monzonites, and A-type porphyritic felsic dykes. The pluton is genetically and temporally linked to the voluminous Silurian alkaline post-collisional magmatism in the Baie Verte Peninsula.

Figure 7.15: Geology of Whisker Valley Property

Note to the west the El Strato mineralized trend and to the east the Whisker Valley mineralized trend.

The Whisker Valley and El Strato Prospects

Mineralization at the Whisker Valley Prospect occurs as a series of steeply south dipping (60-75) high- grade, base metal-rich quartz veins distributed along a 1 km east-west-trending corridor between the Gary vein system and the Gold Pit system (Figure 7.16). The veins are hosted in granites, granodiorites, intermediate porphyritic dykes, and mafic dykes of the 441 ± 1.2 Ma calc-alkalic Burlington Plutonic Suite, as well as felsic tuffaceous units of the 427± 2.0 Ma alkalic King's Point Complex. The quartz veins are best developed along the contact of mafic dykes and crystalline felsic plutonic rocks (Figure 7.17). Hydrothermal alteration is extensive and dominated by sericitic and propylitic alteration. Gold occurs as microscopic inclusions of native Au and electrum (Au-Ag), as well as in a variety of telluride phases, including calaverite (AuTe2), krennerite ((Au,Ag)Te2), sylvanite ((Au,Ag)2Te4), petzite (Ag3AuTe2), hessite (Ag2Te) and altaite (PbTe) (unpublished data, Ariza-Benavides et al. 2026).

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Figure 7.16: Local geology map of the Whisker Valley prospect

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Figure 7.17: Typical mineralization and host rock lithologies at Whisker Valley

The El Strato Prospect is a series of mineral occurrences ~6km west of the Gary vein trenches at Whisker Valley. This includes the El Strato base-metal-rich quartz vein, the Tamsworth, Mega Vein, Voodoo Brook, Tornado and the Pandora quartz-carbonate-pyrite veins. These veins are hosted by volcanic rocks of the Micmac Lake Group and are associated with carbonate-chlorite alteration.

The Gull Ridge Prospect

The mineralization at Gull Ridge occurs as disseminated Ni-Cu-Co, hosted in alkaline gabbro and troctolite of the Gull Ridge Pluton (Figure 7.18). The ore assemblage includes pyrrhotite + pentlandite + chalcopyrite ± pyrite. Alkaline gabbroic phases also have the potential for Fe-Ti-V and Sc mineralization. The pluton is interpreted to have formed in a post collisional setting with an alkaline affinity and a mafic- ultramafic composition. The Gull Ridge prospect shares similar geological characteristics of different magmatic Ni-Cu projects worldwide from convergent margin settings (e.g., Aguablanca Mine; Piña 2019) and post-collisional settings (e.g., Mordor Complex; Holwell and Blanks 2021).

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Figure 7.18: Core photograph of the typical alkaline gabbro at Gull Ridge with disseminated pyrrhotite + pentlandite + chalcopyrite ± pyrite

7.3 The Pine Cove Property

The Pine Cove Property is located approximately 6 km northeast of the Town of Baie Verte. It is underlain by Cambro-Ordovician ophiolitic rocks of the Point Rousse Complex (part of the Baie Verte Oceanic Tract) and the Snooks Arm Group cover sequence of the Notre Dame Subzone. These rocks occur east of the BVL, which is considered a first-order structure with respect to gold mineralization (Figure 7.1; Skulski et al. 2010). The ENE trending Scrape, Goldenville and Deer Cove thrust faults are interpreted as second-order structures that control a suite of showings, prospects, zones, and historic mine workings. Below is a discussion of the underlying geology in relation to gold mineralization on the Pine Cove Property.

7.3.1 Geological Framework

The Point Rousse Complex is a complete, but dismembered ophiolitic sequence, including a lower unit of harzburgite overlain by layered and massive gabbro's (~489 Ma), sheeted dykes, boninitic pillow basalts, and thin felsic flows of the Betts Head Formation (Bédard et al. 1999, 2000). The overlying Snooks Arm Group is a volcano-sedimentary sequence composed of five lithostratigraphic units: 1) the Scrape Point Formation; 2) the Bobby Cove Formation; 3) the Venam's Bight Formation; 4) the Balsam Bud Cove Formation; and 5) the Round Harbour Formation (Figure 7.19 and Figure 7.20).

The Scrape Point Formation is the basal unit of the Snooks Arm Group and is composed of three sequences including: 1) the Nugget Pond Horizon (also called The Goldenville Horizon), composed of a local basal conglomerate or breccia of basalt clasts cemented by jasper; 2) red siltstones and shale; and 3) a jasper-magnetite iron facies. These rocks are overlain by green siltstone and tuffaceous greywacke that transition into mafic tuffs and tholeiitic, high-Ti (1.5-3.0%), plagioclase-phyric pillow basalts.

The Bobby Cove Formation overlies the Scrape Point Formation and includes a lower package of distinctive, calc-alkaline clinopyroxene rich volcanoclastic horizon, named the East Pond member, which is capped by a felsic crystal tuff ca. 470 Ma (V. McNicoll, unpublished data, 2007, presented in Skulski et al. 2009, 2010). The upper Bobby Cove Formation is composed of green volcaniclastic greywacke and siltstone, interbedded with purple pelagic mudstone and rare, thin felsic tuff beds. Polymictic conglomerate occurs locally and includes clasts derived from volcanic rocks, felsic plutonic rocks, and metamorphic schists (Upadhyay 1973; Church 1977). Locally, a thin jasper iron formation and red argillite define the top of the Bobby Cove Formation.

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The Venam's Bight Formation, the Balsam Bud Cove Formation and the Round Harbour Formation represent the middle and the upper parts of the Snooks Arm Group and contain marker horizons that can be correlated across most of the Baie Verte Belt. These rocks are intruded by tholeiitic, Fe-Ti-oxides-rich gabbro sills and dykes (Skulski et al. 2010). These intrusions are referred as the Stog'er Tight Gabbro which has a crystallization age of 483 +3/-2 Ma (Ramezani et al. 2000). Within the Snooks Arm Group, the Stog'er Tight Gabbro sills serve as the main host for the Stog'er Tight and the Argyle gold deposits, and partially for the Pine Cove deposit (Pawlukiewicz 2019; Ybarra 2020; Mănuc 2023).

Figure 7.19: Geological map of the Pine Cove Property

Modified from Mănuc 2023.

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Figure 7.20: Representative stratigraphic column of the Pine Cove Property

Modified after Mănuc 2023.

Rocks of the Pine Cove Property record at least four deformation phases (D1-D4; Castonguay et al. 2014). D1 relates to Taconic allochthon emplacement and is poorly preserved. D2 produced regional north-dipping stratigraphy, a pervasive S2 foliation and L2 stretching lineation, south-directed thrusting, and development of the Scrape Thrust, which emplaces the Point Rousse Complex over the Pacquet Harbour Group (Figure 7.21). D2 is also responsible for the development of F2 large scale folds associated with the development of the S2 foliation. D3 generated shallowly inclined, north-verging F3 folds and narrow (10 cm to 40 cm) D3 chlorite-rich shear zones, overprinting earlier fabrics. Evidence along the Scrape Thrust suggests that the S3 fabric and associated F3 folds are related to post-D2 extensional reactivation of the fault (Castonguay et al. 2009). D4 deformation is expressed as broad, north-northeast-trending folds F4 and associated fracture cleavage that overprint all earlier structures. Gold mineralization was introduced during D2 (~420-410 Ma) and syn-post D3 (~396Ma) deformation (Mănuc, 2023). Mineralization associated with D2 was deformed during D3 and D4.

Rocks of the Pine Cove Property host three major mineralized corridors from south to north including: The Scrape Trend, the Goldenville Trend, and the Deer Cove Trend.

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Figure 7.21: Regional geological cross section sketch at the Pine Cove property

Modified after Mănuc 2023.

7.3.2 The Scrape Trend

The Scrape Trend is the most significant of the mineralized corridors of the Pine Cove Property (Figure 7.19). It is a 7 km long and 1 km wide prospective corridor extending from Pine Cove to Ming's Bight, defined by deposits and showings aligned along a major fault zone (The Scrape Thrust). Mineralization is orogenic, greenstone-hosted gold within Cambrian-Ordovician mafic volcanic, volcaniclastic, sedimentary, and intrusive rocks of the Snooks Arm Group. Mineralization is pre- to syn- D2 and folded during later D3-D4 events. Gold is associated with pyrite in altered mafic volcanics and gabbro, commonly within quartz-carbonate veins, with albite, carbonate, chlorite, and leucoxene alteration controlled by rheological contrasts in the host rocks. Gold is hosted in secondary structures in the hanging wall of the Scrape Thrust, including Pine Cove, Stog'er Tight, and Argyle Deposits well as the Anoroc, Animal Pond, Pine Cove East, and Argyle East prospects.

The Pine Cove Deposit

The Pine Cove orebody is developed within a series of lenses approximately 50 m to 200 m above and broadly parallel to the north-dipping Scrape Thrust Fault (Figure 7.22 and Figure 7.23). Gold mineralization occurs almost exclusively within sericite-chlorite-carbonate±rutile altered host rocks. The mineralized lenses are predominantly hosted by basalts of the Venam's Bight Formation, greywacke of the Bobby Cove Formation, and gabbroic intrusions. However, mineralization can occur within all observed units in the deposit (Figure 7.24).

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The Pine Cove area was affected by at least four phases of deformation. The main Pine Cove deposit sits in the hanging wall of the south verging D2, Scrape Thrust, which juxtaposes amphibolite facies of the Pacquet Harbour Group with the Snooks Arm Group. A similar structure repeats the mine sequence along a subsidiary structure referred to as the Pasture Pond Thrust. The gold-mineralized zone is constrained to hanging wall and displacement is constrained by a marker horizon defined by maroon argillite. This overthrust mineralized block has been termed the Northwestern Extension.

Gold occurs as microscopic native Au inclusions within pyrite. Au-bearing pyrite has a "grungy" appearance due to abundant calcite±rutile, quartz micro veinlets, and inclusions of rutile-quartz ± carbonate ± monazite (Ybarra 2020). Pyrite occurs mainly within alteration selvages of overlapping, multi-generational quartz-chlorite-calcite ± albite breccia-veins as clusters along foliation, or occasionally within the quartz veins (Figure 7.25). Pyrite is generally restricted to within 1 m to 2 m of the breccia veins but is locally disseminated in the wall rock up to several metres from the veins, particularly in the more porous sedimentary units.

Figure 7.22: Geological map of the Pine Cove mine area

Modified after Signal Gold 2022.

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Figure 7.23: Cross-section of the Pine Cove mine along 2950E (looking towards the west)

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Figure 7.24: Typical lithologies exposed at Pine Cove

Top, pyroxene crystal tuff/breccia; middle, thinly bedded green to maroon siltstone; and bottom, dark green, magnetic mafic intrusive

Figure 7.25: Typical high-grade ore - Pine Cove mine

The Stog'er Tight deposit

The Stog'er Tight deposit, including its east and west extensions, is approximately 2 km WSW from the town of Ming's Bight. Several other mineralized zones are in the deposit area including: Gabbro Zone, 278 Zone (or Gabbro West), Gabbro East Zone and the Cliff Zone (Figure 7.26 and Figure 7.27; Pitman et al. 2020). The Stog'er Tight deposit and the Eastern zones were extracted, whereas the rest of the zones are still under exploration/evaluation.

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The Stog'er Tight deposit is mainly hosted in, Fe-Ti oxide rich sills of the Stog'er Tight Gabbro which occur in volcanic and volcaniclastic rocks of the Bobbys Cove Formation (Ramezani 1992). The sills dip to NE and can be up to 70 m thick (Kirkwood & Dubé 1992; Pitman et al. 2020). The host gabbro was dated at 483 +3/-2 Ma and appears to localize gold-bearing structures due to rheological contrasts (Ramezani et al. 2000). The gold occurs as small inclusions in pyrite crystals and aggregates, along thin fractures within brecciated pyrite, and rarely, as inclusions within silicate phases. Pyrite is mainly found in the altered immediate wall rock and rarely found within veins (Figure 7.28). The highest gold grades at Stog'er Tight are associated with coarse, mottled pyrite (Copeland et al. 2015). Gold mineralization is associated with a zoned alteration halo up to 40 m thick that overprints the regional green-schist facies mineral assemblage (Ramezani et al. 2000). The Stog'er Tight deposit consists of a dense and a complex vein system of several generations where their geometry has been affected by subsequent deformation phases. Characteristic and number of vein types vary among the authors (Kirkwood & Dubé 1992; Ramezani 1992; Mănuc 2023). From distal to proximal (ore zone) the alteration halo consists of 1) chlorite-carbonate; 2) ankerite-sericite ± albite-chlorite; and 3) pink albite-pyrite ± ankerite-sericite-rutile overprinted by 4) black chlorite ± quartz-calcite-magnetite (Ramezani 1992; Ramezani et al. 2000; Mănuc 2023). Ore shoots appear to plunge gently (25°- 40°) towards ~300°-310° which parallels the S2a/S2b intersection lineation but is orthogonal to a well-defined L2 stretching lineation.

Figure 7.26: A) Simplified geological map of the Stog'er Tight area after the unpublished geological map of Anaconda Mining (2018) and Pitman et al (2020); B, C ) Geological cross sections through the Stog'er Tight deposit from Copeland et al (2015); D) Representative section showing the ore zone and the alteration halos of the deposit after Ramezani (1992) and Ramezani et al (2000).

Modified from Mănuc 2023.

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Figure 7.27: Geological model constraining lithology and mineralization at the 278 and Gabbro zones, as well as the main pit area, of the Stog'er Tight deposit. (Grid: NAD 83 MTM Zone 2)

Figure 7.28: Coarse pyrite associated with quartz veined and strongly albitized gabbro from the Stog'er Tight deposit

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The Argyle Deposit

The rock units at Argyle deposit dip gently towards the north-northwest and reside in the hanging wall of the Scrape thrust, which outcrops 200-300 m to the south (Figure 7.29). Gold mineralization is hosted in a ~50 m thick Fe-Ti-rich gabbroic sill, which is like the suite of gabbroic rocks at Stog'er Tight. The mineralization has a strike length of 685 m and is defined down-dip for 225 m (Figure 7.30). Gabbroic host rocks exhibit a roughly symmetrical alteration zone (30 m to 70 m) with a distinctive mineralization zonation, from distal to proximal. This includes: 1) patchy epidote-albite-magnetite; 2) epidote-albite- chlorite; 3) epidote-albite-chlorite-rutile; and 4) pervasive albite-muscovite-iron carbonate-black chlorite ± pyrite-gold and quartz veins. Gold is associated with sooty black tarnished, inclusion-rich subhedral to anhedral pyrite crystals (1-5 wt. %) in the most intensely altered zones. It typically resides on pyrite grain margins, in fractures, or as fine inclusions within pyrite crystals (Pawlukiewicz 2019).

Figure 7.29: Geological map of the Argyle mine

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Figure 7.30: Geological Section 4+25E - Argyle deposit

7.3.3 The Goldenville Trend

The Goldenville Trend is an 8 km long belt of highly prospective rocks associated with iron formation referred to as the Goldenville Horizon (Figure 7.19). Gold is associated with zones of magnetite destruction (producing pyrite) commonly around fault zones or within fold hinges. The destruction of magnetite results correlates with magnetic lows. Exploration in this gold trend focuses on areas adjacent to the iron formation associated with faults and coincident breaks in the magnetic pattern of the Goldenville Horizon. This trend has numerous gold showings and prospects such as Corkscrew, Big Bear Pumbly Point, and four small historical shafts at Goldenville. It also hosts the historic Nugget Pond mine.

At the Goldenville prospect, mineralization is associated with the ironstone, chloritic tuff and andesite, locally transected by pyrite and moderately northeast dipping quartz-pyrite veins (Figure 7.31). Several northerly trending high angle faults cut the Goldenville Horizon at Goldenville Prospect. Away from the iron formation, these faults host weakly pyritiferous quartz veins containing anomalous gold values up to about 3 g/t. In contrast, the Corkscrew prospect is hosted within white weathered, fine to coarse grained, granodiorite. The granodioritic host rock is strongly altered to sericite, Fe-carbonate, and albite. The granodiorite is hosted within massive, pillowed and flow-breccia mafic volcanics of the Cambrian Mount Misery Formation. The mineralization consists of small steeply north dipping quartz veins (up to 1 cm thick) with rare euhedral pyrite.

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7.3.4 The Deer Cove Trend

The Deer Cove Trend is in the northern part of the Pine Cove Property (Figure 7.19). It is defined by the alignment of numerous gold occurrences along the Deer Cove thrust fault which extends for at least

3 km. The Deer Cove trend includes a suite of 16 showings and prospects, as well as the Deer Cove Main Zone. Mineralization is generally hosted within the mafic volcanic rocks of the Betts Cove Complex in the hanging wall of the thrust. Gold is associated two styles of quartz veining: quartz breccia veins at the Main Zone and shear parallel, quartz breccia veins at several sites within the cover sequences which parallel the Deer Cove thrust.

Figure 7.31: Left: Typical ore from the Goldenville prospect. Right: Coarse gold marginal to quartz veining - Deer Cove deposit

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8. Deposit Types

8.1 Hammerdown Property Deposits

Gold mineralization in the Baie Verte Peninsula region can be classified into three principal styles: orogenic (or mesothermal), VMS-related gold, and epithermal systems (e.g., Swinden et al. 1991; Gaboury et al. 1996; Evans and Wells 1998; Evans 1999, 2004; Ramezani et al. 2000; Brueckner et al. 2016; Pilote et al. 2016; Ybarra 2020). The different styles of mineralization range from disseminated sulphide deposits to quartz-ankerite gold-bearing veins and vein stockwork zones, and the deposits range from early to late tectonic. These styles of mineralization and their related environment is summarized in Figure 8.1. Orogenic gold mineralization occurs predominantly as mesozonal to epizonal systems localized along major, crustal-scale structures, notably the Baie Verte-Brompton Line and the Green Bay Fault, which acted as long-lived conduits for auriferous fluids during regional deformation. The structurally controlled gold mineralization is associated to Siluro-Devonian deformation (Evans 2004; Sandeman et al. 2025).

This deposit type is characterized by the following geologic elements:

• Vein systems occur in the central part of discrete shear zones associated with larger regional shear/fault structures or "breaks", but individual veins may extend into less deformed wallrock.

• Vein systems are tabular, sub-vertical structures, with typical thicknesses measured in metres, and strike and dip dimensions measured in tens to hundreds of metres, though the economically viable part of the system may be considerably smaller.

• Quartz-feldspar porphyry dykes and sills are often spatially associated with the vein systems.

• Individual veins generally consist of "cherty" quartz with lesser amounts of albite, carbonate, sericite, chlorite, and occasionally tourmaline. - Pyrite is ubiquitous, while accessory sulphide minerals often include chalcopyrite, sphalerite, galena, and trace arsenopyrite.

• Gold is often not visible and is usually intimately associated with pyrite.

• Sericite, quartz, carbonate (calcite and/or ankerite), pyrite, and occasional albite characterize wallrock alteration envelopes.

• Visible alteration extends tens of metres from the auriferous veins.

Gold mineralization in the Baie Verte Peninsula region can be classified into three principal styles: orogenic (or mesothermal), VMS-related gold, and epithermal systems (e.g., Swinden et al., 1991; Gaboury et al., 1996; Evans and Wells, 1998; Evans, 1999, 2004; Ramezani et al., 2000; Brueckner et al., 2016; Pilote et al., 2016; Ybarra, 2020). Orogenic gold mineralization occurs predominantly as mesozonal to epizonal systems localized along major, crustal-scale structures, notably the Baie Verte- Brompton Line and the Green Bay Fault, which acted as long-lived conduits for auriferous fluids during regional deformation. The structurally controlled gold mineralization is associated to Siluro-Devonian deformation (Evans, 2004; Sandeman et al., 2025).

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Figure 8.1: Schematic illustration of the various types of gold deposits, shown at their inferred crustal level of formation

Source: Mercier-Langevin et al. 2015 modified from Hannington et al. 1999; Poulsen et al. 2000; and Dubé et al. 2007.

8.1.1 Hammerdown and Orion Deposits

Gold mineralization at the property occurs as structurally controlled quartz veins hosted by Ordovician metavolcanic and metasedimentary rocks of the Catchers Pond Group. The style of veining, alteration, host rocks, and structural setting is characteristic of orogenic (historically termed mesothermal), volcanic hosted (greenstone belt) lode gold deposits. This deposit type corresponds to Type I01 of the British Columbia Ministry of Energy, Mines and Natural Gas Deposit Profiles and to the United States Geological Survey (USGS) Model 36a. Comparable examples include numerous deposits in the Abitibi Greenstone Belt of Ontario and Québec and the Kalgoorlie District of Western Australia.

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Vein systems are typically tabular and sub-vertical, with individual veins commonly measuring 1 to several metres in thickness and extending tens to hundreds of metres along strike and down dip. Quartz-feldspar porphyry dykes of Early Silurian age are spatially associated with mineralized structures and are interpreted to have influenced strain localization and fluid flow, although they are not considered the source of gold. Szybinski (2003) documents that gold-bearing veins are preferentially developed within high-strain zones, particularly where shear zones intersect or where changes in lithology and competency occur.

Veins are dominated by massive to locally brecciated quartz, with subordinate albite, carbonate, sericite, and chlorite. Pyrite is the dominant sulphide mineral, with minor chalcopyrite, sphalerite, galena, and trace arsenopyrite. Gold is typically not visible and occurs as fine-grained inclusions within pyrite or along sulphide grain boundaries (Ritcey et al. 1995).

Wall-rock alteration is well developed adjacent to mineralized veins and consists primarily of sericite, quartz, carbonate (calcite ± ankerite), chlorite, and pyrite. Alteration intensity generally decreases outward from the vein margins and may extend tens of metres into the host rocks along structurally prepared zones (Gaboury 1996).

Based on structural relationships, alteration assemblages, vein mineralogy, and isotopic data presented by Ritcey et al. (1995) and Gaboury (1996), gold mineralization is interpreted to have formed from low- salinity, CO₂-rich metamorphic fluids at temperatures of approximately 250°-320°C, consistent with mesozonal to epizonal orogenic gold systems.

8.1.2 Other Deposit Types

In addition of orogenic type deposits, the Baie Verte Peninsula region host VMS-related gold, and epithermal systems (e.g., Swinden et al. 1991; Gaboury et al. 1996; Evans and Wells 1998; Evans 1999, 2004; Ramezani et al. 2000; Brueckner et al. 2016; Pilote et al. 2016; Ybarra 2020).

Volcanogenic Massive Sulphides (VMS) Type

Several Volcanogenic Massive Sulphides (VMS) mineralization types are found in the Baie Verte Peninsula and contains several commodities mostly base-metals Cu-Zn and accessory gold content. Lochinvar deposit located in the vicinity of Hammerdown, is an historical Zn-rich VMS deposit comprising several massive sulphide lenses mineralized in Zn-Pb-Cu-Ag-Au. The Hammerdown property host several VMS-style zinc-dominant prospects (e.g., Beetle Pond, Muir Pond, Goldfish, Indian Brook, Catchers Valley) are defined by strong geochemical signature. Additional Cu-Au prospects, including Rendell-Jackman and Whiskey Bravo, are characterized by massive to semi-massive sulphides within sheared mafic volcanics and could correspond to a type of VMS mineralization.

Epithermal Systems Type

The Whisker Valley is hosted within granites-granodiorite and dykes of the Burlington Plutonic Suite and in felsic tuffaceaous units of the King's Point Complex. This prospect reveals characteristics of epithermal systems: such as sulphides-rich and base metal-rich quartz veins, extensive alteration dominated by sericitic and propylitic alteration and spatial relationship with volcanic to intrusive interface environments suggesting a shallow environment. The extensive sericitic alteration with the mineralization comprising native gold, electrum and a variety of telluride phases (unpublished data, Ariza-Benavides et al. 2026) suggest a high-sulphidation subtype for this epithermal mineralized system.

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The presence of sulphide-rich and base metals veins at the El Strato Prospects hosted in volcanic rocks of the Micmac Lake Group could suggest an epithermal system.

8.2 Pine Cove Property Deposits

The Point Rousse Complex is host to orogenic-style gold mineralization. Mineralization occurs as a combination of quartz vein-hosted and wall-rock-hosted (replacement-style) gold, both of which display geological, mineralogical, and structural characteristics typical of orogenic gold systems developed in accreted volcanic terranes. Mineralization is hosted within Ordovician gabbro sills and volcano- sedimentary rocks of the Snooks Arm Group.

Gold mineralization is structurally controlled, occurring in spatial association with the major regional structure, the Baie Verte-Brompton Line, and related subsidiary deformation zones, such as the Scrape Thrust Fault. Gold mineralization is intimately associated with disseminated and massive pyrite within the host rock indicating that iron rich rocks are an important precursor to mineralization.

Pine Cove, Argyle and Stog'er Tight deposit belong to the orogenic-style gold mineralization and share numerous characteristics like proximal to distal alteration assemblages, host rocks (Fe-Ti rich mafic intrusion or volcanic rocks), vein styles and related deformation events.

Other gold prospects and showings comprising Deer Cove, Romeo and Juliet, Anaroc and the past producer Goldenville Mine, exhibit characteristics of orogenic-style gold mineralization but are less well studied or still under exploration. Gold bearing quartz veins can either be homogeneous milky-white quartz with free gold such at Romeo and Juliet or as pyritic, often brecciated quartz veins such as at the Deer Cove Main Zone. At the Goldenville Mine quartz veins with narrow auriferous-pyritic halos are developed within the oxide-facies BIF and are typical of BIF gold deposits (Bullock et al. 2022).

Orogenic-style gold mineralization within the Pine Cove project appears to be restricted to the cover sequence of the Point Rousse Complex and are best developed in titanomagnetite-rich mafic intrusive or volcanic rocks and oxide-facies BIF (Bullock et al. 2022).

8.2.1 Stog'er Tight Deposit

The Point Rousse complex hosts orogenic gold mineralization and comprises both veins hosted and altered wall rock or replacement styles of mineralization and both exhibit features common to orogenic gold deposits (Evans 1999, 2004). Regularly in the region, the variation in rock type, and resultant rheological contrast during deformation, appears to play an important role in mineralization since it is commonly the more competent of the rocks present which host gold. Regional mineralization is intimately associated with disseminated and massive pyrite within the altered host rock characterized by albitization and carbonatization or closely associated with quartz-carbonate veins (Bullock et al. 2022). The Stog'er Tight deposit reveals such characteristics.

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According to the structural and lithologic characteristics of the ore zone, Kirkwood & Dubé, (1992) classified the Stog'er Tight deposit as a Paleozoic example of a subclass of mesothermal altered wall rock gold deposit, those hosted in layered gabbroic sills. Mineralization at the Stog'er Tight deposit is preferably hosted in the coarse-grained gabbro facies, which act both as a structural trap, promoting veins formation due to their high competence, and as a chemical trap, due to their high Fe-Ti oxides content, which favoured pyrite precipitation and gold deposition (Kirkwood & Dubé 1992;

Ramezani 1992). The mineralization shows a strong association with hydrothermal alteration, quartz vein systems and shear-zone structures which is typical for mesothermal gold deposit. Hydrothermal alteration reveals a progressive zonation towards mineralization with distal chlorite-calcite alteration, ankerite-sericite alteration and proximal albite-pyrite-ankerite alteration. The distribution and types of these alterations are comparable to those observed in other typical mesothermal gold deposits (Kirkwood & Dubé 1992; Ramezani 1992).

8.2.2 Other Deposit Types

Volcanogenic Massive Sulphides (VMS) Type

Volcanic rocks of the cover sequence have the potential to host VMS type deposits like the Rambler Deposits in the Pacquet Harbour Group. The Barry and Cunningham prospect, which is located on the coast approximately 2.5 km north of the community of Ming's Bight, consists of small lenses of copper- rich massive sulphide mineralization. Zones of semi-massive to massive pyrite are also associated with the numerous bands of iron formation within the cover sequence (Bullock et al. 2022).

The past Terra Nova mine located near the Baie Verte town, opening in the 1860's, is another example of VMS type deposits in the area. This deposit was exploited both for base-metals and gold (Evans 1999, 2004; Kerr et al. 2005; Skulski et al. 2009; Mănuc 2023).

8.3 Descriptive Model

This section describes the diverse model for each deposit types occurring within the Pine Cove - Hammerdown properties.

8.3.1 Orogenic Gold Deposits Model

This section is summarized from Dubé and Gosselin, 2007 and references therein. This section explains the orogenic gold deposit model that applies to the Hammerdown, Orion, and Stog'er Tight deposits, as well as other prospects suggested to belong to this deposit type.

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Orogenic gold deposits are hosted by deformed greenstone belts of all ages. They are located along major, crustal scale, poly-deformed faults facilitating hydrothermal fluid flow, but the ore deposits are typically hosted by second or third-order structures within a few km distance from the major faults. The crustal scale faults are compressional or trans tensional and are considered to mark ancient convergent margins between terranes (Figure 8.2). On a regional scale, the deposits or gold camps are linked to flexures, curvatures or dilatational jogs along major compressional faults. These deposits typically form synchronously with or late during deformation, post-peak greenschist-facies metamorphism or syn-peak amphibolite-grade metamorphism between 5 km and 10 km depth in the brittle-ductile tectonic regime of the crust.

Figure 8.2: Tectonic setting of auriferous mineral systems

Source: Groves et al. 1998.

Orogenic gold deposits consist of a simple to complex network of auriferous quartz-carbonate veins that often represent a polyphase mineralization process and superimposed deformation complicates its geometry. Moderately to steeply dipping laminated fault fill veins and shallowly dipping extensional veins are the typical components of and orogenic gold deposit (Figure 8.3) but stockwork and breccia style mineralization may also occur in more competent host rocks.

Gold mineralization occurs as native gold in the quartz-carbonate veins as well as nano-inclusions or in the pyrite crystal structure in and adjacent to the veins. The quartz-carbonate veins may contain other gangue minerals including white mica, chlorite, tourmaline, and locally scheelite. The carbonate composition varies and includes variable concentrations of Mg, Fe and Ca manifested as siderite, ankerite, dolomite or calcite. The main ore minerals include native gold, pyrite, pyrrhotite and chalcopyrite (±arsenopyrite in amphibolite facies) that are present in the veins and the accompanying alteration selvages. At greenschist facies, the veins are surrounded by a proximal alteration halo consisting of white mica, disseminated sulphides and Fe-carbonate and a distal, broader chlorite-calcite

± magnetite alteration halo. In amphibolite facies, the mineralization is associated with pyrite pyrrhotite-arsenopyrite and biotite-amphibole-bearing alteration assemblages. The geometry and extent of the alteration halo depend on the host rock, metamorphic grade and rock competence. An extensive Fe carbonate alteration halo surrounds the deposits on a district scale.

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Figure 8.3: Schematic diagram of typical vein geometry and their relationship to shear zones and the local strain field

Source: Robert 1990; Dubé and Gosselin 2007.

Orogenic gold deposits are hosted by a wide variety of lithological units, ultramafic to felsic volcanic and intrusive rocks as well as clastic and chemical sedimentary rocks. Iron-rich lithological units, such as mafic to ultramafic volcanic rocks, tholeiitic gabbro sills, and iron formation, are more prospective for gold mineralization because they act as chemical traps.

These deposits are commonly known for their gold content but are also enriched in Ag, As, W, B, Sb, Te, and Mo, with no vertical metallic zoning. Predominantly metamorphic hydrothermal fluids derived from accretionary processes are responsible for the scavenging, transport and deposition of gold and other metals; however, a possible contribution from magmatic sources in many cases cannot be completely precluded.

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8.3.2 Volcanogenic Massive Sulphides (VMS) Deposits Model

This section is summarized from Galley et al, 2007 and Franklin et al, 2005 and references therein. This section explains the VMS deposit model that applies to other prospects suggested to belong to this deposit type (e.g. Rambler, Lochinvar, Beetle Pond, Muir Pond).

Volcanogenic Massive Sulphide (VMS) deposits are stratabound to lensoid polymetallic sulphide accumulations formed by submarine hydrothermal circulation in extensional volcanic environments. They host base and precious metals (Zn, Cu, Pb, Ag, Au) and critical metals (Co, Sn, Se, Mn, Cd, In, Bi, Te, Ga, Ge). The tectonic environments favorable to VMS formation include (Figure 8.4):

• Ancient failed or incipient rifts that are made up of primitive basaltic or komatiitic oceanic crust overlain by thick siliciclastic succession often containing iron formation horizons and mafic-ultramafic sills.

• Extension of the principal arc causing caldera formation dominated by bimodal mafic extrusive rocks.

• Continental back-arc basins that are dominated by bimodal siliciclastic rocks with or without iron formation.

Figure 8.4: Schematic representation of geodynamic environments favorable to SMV formation, including divergent plate settings (mid-ocean ridge and back-arc basin) and convergent plate settings (oceanic and continental arc).

Source: Modified by Shanks et al. 2012 from Galley et al. 2007.

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VMS deposits form in submarine volcanic settings near or at the paleo-seafloor during crustal extension/rifting and commonly occur in clusters spatially linked to heat sources (e.g., subvolcanic intrusions, felsic domes) and synvolcanic structures (faults, calderas, linear rifts).

These deposits form by large-scale convection of seawater with or without magmatic fluid component. Syn-volcanic structures play an important role in providing pathways for the circulation of hydrothermal fluids and promoting fluid-rock interaction. Circulating seawater infiltrates the volcanic pile through permeable horizons and synvolcanic faults, becomes heated by underlying magmatic intrusions, and evolves into a reactive, reducing, acidic fluid capable of leaching metals from the host rocks that may be volcanic or sedimentary in origin. Upon discharge onto the seafloor or into shallow subsurface strata, the fluids precipitate zinc, copper-, and iron-sulphide minerals that form sulphide-rich mounds and lenses, which may subsequently collapse, reprecipitate, and become structurally remobilized during ongoing hydrothermal activity (Figure 8.5). Magnetite, barite, or silica-chert exhalites may occur laterally or stratigraphically above the massive lens, marking ancient zones of hydrothermal venting and serve as important stratigraphic indicators for VMS deposits.

Figure 8.5: Classic cross-section showing the characteristic elements of a VMS deposit based on the modern TAG sulphide deposit on the Mid-Atlantic Ridge

Source: Hannington et al. 1998; Galley et al. 2007.

The architecture of a typical VMS system comprises two main components: a discordant stockwork or stringer zone and a concordant massive sulphide lens. The stockwork consists of crosscutting veins of chalcopyrite, pyrite, and pyrrhotite within intensely chloritized volcanic or subvolcanic rocks, while the massive sulphide lens generally contains more than 60% sulphide minerals, dominated by pyrite with variable proportions of sphalerite, chalcopyrite, pyrrhotite, and galena. Depending on the progressive evolution of these systems, the metal zonation reflects steep temperature and redox gradients. Chalcopyrite-pyrrhotite assemblages are commonly developed in the feeder zones, grading upward into sphalerite-pyrite-galena facies capped by silica or barite crusts (Figure 8.6).

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Figure 8.6: Mineral zonation in a typical VMS deposit

Source: Lydon 1984; Galley et al. 2007. Abbreviations : Po: pyrrhotite; Cp: chalcopyrite; Py: pyrite; Sp: sphalerite;

Gn: galena; Ba: barite

VMS systems are further characterized by extensive hydrothermal alteration halos that extent from semi- conformable distal zones to discordant proximal zones immediately beneath the massive sulphide lens. The semi-conformable distal alteration is characterized by enrichment in Ca-Si (epidote-silicification), Ca- Si-Fe (actinolite-clinozoisite-magnetite), Na (spilitization), K-Mg (mix of chlorite-sericite ± K-feldspar). The quartz-sulphide stockwork core of the deposit is surrounded by a proximal discordant alteration that consists of Fe-chlorite-quartz-sulphide ± sericite ± talc assemblage. The quartz- and sulphide-content of the alteration gradually increases towards the massive sulphide lens. These mineralogical transitions delineate the thermal and chemical gradients between background volcanic rocks and active hydrothermal conduits.

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The metal content and mineral associations of VMS deposits depend strongly on host-rock composition, fluid parameter (chemistry, temperature, pH, Eh), depth of the seabed and magmatic contribution. Fluid- rock interaction at 350°C to 400°C within mafic volcanic piles produces Cu-Zn dominant assemblages, whereas reactions with felsic or sedimentary strata yield Zn ± Pb ± Cu systems characterized by higher (Zn + Pb)/Cu ratios. As a result, deposit types range from Cu-dominant (Noranda type) to Zn-Pb dominant (Bathurst type), with intermediate bimodal-felsic associations typical of Archean greenstone belts.

8.3.3 Epithermal System Deposit Model

This section is summarized from White and Hedenquist, 1990, Sillitoe and Hedenquist, 2005, Simmons et al, 2005 and Taylor, 2007 and references therein.

Epithermal system model describes a specific type of gold-silver mineralization that forms in shallow crustal volcanic environments. White and Hedenquist, 1990, describe the geochemical characteristics of two poles of epithermal gold deposits (High and Low sulphidation). While some characteristics remain similar such as the alteration mineralogy; others differ, such as the distribution of alteration zones; the positioning of the economic mineralization in the hydrothermal system and its geochemical associations (Figure 8.7). Intermediate-sulfidation deposits possess sulphidation states between those of the High- and Low-sulphidation types.

The fluid circulation is driven by the heat produce by a volcanic/intrusive center. Low-sulphidation subtype deposits are located at a distal position around the heat source and the fluid is mostly composed of meteoric water whereas High-sulphidation subtype deposits are more proximal to the heat source, and the fluid is mostly controlled by magmatic process.

Geodynamic setting of epithermal deposits commonly develops in subaerial volcanic arcs at convergent plate margins, as well as in intra-arc, back-arc and post-collisional settings.

Epithermal deposits typically occur in Cenozoic (Tertiary and younger) subaerial calc-alkaline to alkaline volcanic rock sequences, including rhyolitic, andesitic, or volcaniclastic units. The apparent preference for younger volcanic successions is due to the poor preservation of the shallow level volcanic rocks due to erosion and metamorphism.

The term "epithermal" (shallow heat) reflects a shallow depositional environment, typically, within 1 km to 2 km of the surface, at temperatures commonly between 150°C and 300°C.

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Figure 8.7: Sketch diagrams showing the mineralogic zonation at two different scales around epithermal orebodies associated with the Low-sulphidation subtype (above) and High-sulphidation subtype (below).

Source: Simmons et al 2005.

Low-Sulphidation Subtype

The Low-sulphidation model is fundamentally based on the concept of a near-neutral {pH} hydrothermal system that is driven by the circulation of meteoric water (rain/groundwater) that descends deep into the crust where it acquires heat and metals and ascends along major structures or fracture systems.

In Low-sulphidation systems, the fluid at 1 km to 2 km depth is near-neutral pH and reduced, and in equilibrium with the host rocks at greater depths. The boiling fluid rises along permeable zones, depositing ore and gangue minerals, and may discharge from near-neutral pH hot springs. The separated vapor with CO2 and H2S condenses in the vadose zone to form a steam-heated water, acidic from oxidation of H2S.

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The Low-sulphidation epithermal system exhibits distinct vertical zoning in alteration; gangue, and metals, which is a predictable result of the continuous boiling and cooling process. The Low-sulphidation epithermal alteration is usually named as the 'quartz-adularia-sericite' alteration type.

The identification of Low-sulphidation deposit subtype relies on characteristic mineralogy and textures formed by open-space filling:

• Ore minerals include, electrum, acanthite (argentite, Ag2S), various silver sulfosalts (Hg-Sb-As) and less typically native gold and gold tellurides. The most common sulphides are pyrite, sphalerite, galena, and chalcopyrite but sulphides are generally less abundant than in High-sulphidation-type deposits.

• Gangue minerals are dominated by quartz and chalcedony and calcite. Adularia and illite/sericite are common alteration minerals associated with the ore zone. However, the alteration mineral assemblages are restricted to generally narrow zones enclosing veins and breccias.

• Mineralization occurs primarily by open-space filling that create distinctive textures that reflect repeated cycles of fracturing and healing. The distinctive textures are: 1) Banded/Crustiform Quartz characterized by layered deposition of fine-grained quartz and chalcedony. 2) Cockscomb/Drusy Quartz consist of crystal growth projecting into open spaces (vugs). 3) Bladed Quartz Pseudomorphs, a key diagnostic texture where fine-grained silica replaces original bladed calcite crystals, forming a highly permeable structure that often correlates directly with the high-grade boiling horizon (Simmons and Christenson 1994).

High-Sulphidation Subtype

The High-sulphidation model is based on the same hydrothermal system model as the Low-sulphidation subtype, but is distinguished by acidic, high-temperature fluids composed primarily of magmatic fluids with a minor to moderate component of meteoric water. The ascends of these high-temperate acidic fluids along major structures or fracture systems implies an advanced alteration process with significant transformation of silicate minerals and an affinity for metals more consistent with a magmatic, high-temperature environment.

High-sulphidation type alteration fluids form by the dissolution of large amounts of magmatic SO2 in high temperature hydrothermal systems, and by reaction of host rocks with steam-heated meteoric waters acidified by oxidation of H2S, probably of magmatic origin, or by dissolution of CO2. Fluids attributed to High-sulphidation hydrothermal systems are typically more saline than those in Low-sulphidation systems.

The High-sulphidation subtype is named as the 'quartz-alunite-pyrophyllite' subtype in some classification by the gang mineral assemblages and or alteration type.

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The identification of High-sulphidation deposit type relies on characteristic mineralogy and alteration:

• Ore minerals include native gold, electrum and tellurides and pyrite and sulphides contents are generally higher in High-sulphidation than Low-sulphidation subtype deposits, with higher copper minerals proportion including bornite, covellite and minor sphalerite and galena.

• The common alteration assemblage is the advanced argillic phase comprise alunite, kaolinite, pyrophyllite, sericite, adularia (illite). Chlorite and barite could also be present but the High- sulphidation is characterized by the absence of carbonates.

• Alteration affects the host rock in a larger manner than in the Low sulphidation and results of massive fine grained silicification and vuggy residual quartz. Vuggy silica has a porous texture formed by removal of minerals, particularly feldspars during reaction with very acidic fluids and concentration of residual silica.

• High-sulphidation deposits are typically of smaller dimension than Low-sulphidation subtype deposits.

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9. Exploration

The intent of this section is to summarize recent exploration campaigns completed by Maritime and Signal Gold along with significant results. For further details on the latest drilling developments refer to Section 10. An overview of historical exploration on the Property can be found in Section 6.

Exploration activities described in this chapter span multiple periods of ownership and reflect the progressive consolidation of the Project area. Maritime has held the Hammerdown Property, including the Hammerdown and Orion deposits since 2010 and has conducted systematic exploration and resource delineation programs on these assets since that time. Exploration completed by Maritime has included geological and structural mapping, prospecting, soil and rock geochemical sampling, trenching and channel sampling, ground and airborne geophysical surveys, and diamond drilling.

The Pine Cove Property was assembled over several years by Anaconda Mining Inc. (Anaconda) (later Signal Gold Inc.(Signal Gold)) through a combination of acquisitions and exploration programs. These activities included early-stage mining at the historic Pine Cove deposit beginning in 2009, followed by systematic exploration and advancement of additional deposits and prospects such as Stog’er Tight, Argyle, and associated regional targets. Exploration on the Pine Cove Property comprised geological mapping, prospecting, soil and rock geochemistry, trenching, ground geophysical surveys, and diamond drilling conducted at varying scales across the project area. Following Maritime’s acquisition of the Pine Cove Property through its purchase of Point Rousse Mining Inc., a wholly owned subsidiary of Signal Gold Inc., in 2023, limited exploration work has been completed on the Pine Cove Property.

All exploration data generated by prior operators, including geological mapping, geochemical datasets, trenching and channel sampling results, geophysical surveys, and drilling data have been reviewed, validated where applicable, and incorporated into this Technical Report.

9.1 Hammerdown Property Exploration - Maritime Resources Corp.

Since acquiring the Property in 2010, Maritime has primarily focused on advanced exploration efforts along the Hammerdown Deformation Zone, particularly at the Hammerdown and Orion deposits and their strike extensions. Systematic exploration programs have included channel sampling, infill drilling, and step out drilling to expand mineralization and increase data density across the deposit areas. This work has reduced geological uncertainty by refining the geological models and supporting updated Mineral Resource estimations. Step out drilling completed around the Hammerdown Deposit tested extensions to the west, east, and south, resulting in the partial delineation of the Muddy Shag, Rumbullion, and Wisteria zones, which remain prospective for future resource growth. Additional exploration drilling has also expanded mineralization at advanced targets and prospects to the northeast of Hammerdown, including Golden Anchor, Lochinvar, Beetle Pond, and Harrys Brook, all of which remain open and are considered prospective. A summary of these advanced exploration activities is provided in Section 10.

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Maritime also conducted extensive early-stage exploration activities primarily on the Whisker Valley and Gull Ridge blocks on the Hammerdown Property identifying and advancing a number of targets and prospects. This work consisted of geological mapping, prospecting, soil and rock geochemical sampling, ground geophysical surveys and trenching.

9.1.1 Regional Exploration Overview

Whisker Valley and Gull Ridge Blocks

Between 2016 and 2021, extensive claim staking and consolidation expanded the Hammerdown Property to include the Whisker Valley and Gull Ridge claim blocks (Figure 9.1). These areas are now contiguous with the Hammerdown area and are considered part of the broader Hammerdown Property.

Following the acquisition of the Whisker Valley claims in 2016, Maritime focused exploration on a mineralized vein system subsequently referred to as the Gary Vein system (Figure 9.2). This mineralized trend extends for approximately 1.1 km along strike, remains open to the east, and is defined by a series of surface and subsurface exploration programs.

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Figure 9.1: Compilation map of geology and interpreted mineralized trends at Whisker Valley

Surface trenching completed between 2015 and 2019 exposed the vein system at multiple locations, locally revealing mineralized quartz veins over an aggregate exposed strike length of approximately 250 m. Mineralization observed in trench exposures consists of 0.5 m to 2 m wide quartz-sulphide veins containing coarse galena and sphalerite, with localized occurrences of visible gold. Veins commonly occur as stacked vein sets spatially associated with mafic dykes.

Across the Gary Vein, a Dipole-dipole induced polarization (IP) surveys completed in 2017, and subsequently reprocessed and inverted, identified strong chargeability anomalies beneath areas of trenching and drilling. These responses are spatially coincident with zones of elevated gold grades and are interpreted to reflect sulphide-bearing vein mineralization at depth.

Soil geochemical sampling completed during multiple surveys outlines coherent gold-in-soil anomalies along the projected trace of the vein system, with values commonly exceeding 25 ppb Au and locally reaching up to approximately 0.4 g/t Au. Systematic channel sampling collected from trench exposures at regular intervals has frequently returned significant gold values, supporting the continuity and prospectivity of the Gary Vein system. The westernmost veins returned grades of up to 41.61 g/t Au, 58.35 g/t Ag, and 0.28% Cu over 0.99 m in Gary Vein channel sample 30 (refer to the Maritime press release dated December 7, 2017).

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Diamond drilling has intermittently tested the 1.1 km mineralized trend using generally wide-spaced holes at approximately 50 m spacing, locally tightened to 25 m in select areas. Drilling has tested the system to a maximum vertical depth of approximately 150 m and confirms the presence of significant mineralization, including intersections of up to 6.2 g/t Au over 6.0 m (WH-20-12). The Gary Vein system remains open at depth and along strike to the east.

Figure 9.2: Compilation map of trench channel samples, drill intercepts, soil sampling, IP from the Gary Vein Trend on the Whisker Valley claims

El Strato - Middle Arm Fault Trend

The El Strato Trend is located along the western margin of the Whisker Valley claims, where it extends in a north northwest (NNW) orientation and comprises multiple narrow, high-grade gold-bearing quartz veins. Much of the historical exploration at El Strato predates Maritime’s ownership and was limited in scope; however, subsequent compilation and reinterpretation by Maritime has significantly refined the geological understanding of this trend.

Compilation work indicates that mineralization within the El Strato claims is spatially associated with the structural junction between the regionally significant Baie Verte-Brompton Line (BVL) and the secondary Middle Arm Fault. The BVL is a crustal-scale suture zone that represents a fundamental tectonic boundary within the Baie Verte Peninsula, separating distinct lithotectonic domains (Hibbard 1983). This structure has acted as a long-lived conduit for deformation and hydrothermal fluid flow and is recognized as a primary control on gold mineralization throughout the district.

The Middle Arm Fault is interpreted as a major secondary structure that branches northwestward from the BVL and extends for approximately 13 km through the Whisker Valley block toward the community of Middle Arm. Within the property, the fault aligns with multiple gold occurrences, zones of trenching, and widespread gold-in-soil anomalies (Figure 9.3). The interaction between the BVL and the Middle Arm Fault is interpreted to have created zones of enhanced permeability, promoting focused hydrothermal fluid flow and the development of vein-hosted mineralization along the El Strato Trend.

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Maritime has continued to advance exploration along this structural corridor by extending coverage northwestward along the Middle Arm Fault, where soil geochemical surveys and trenching have consistently identified anomalous gold values. These results indicate that the El Strato Trend forms part of a broader, structurally controlled mineralized system that remains underexplored along strike and at depth.

Figure 9.3: Compilation map of soil and rock samples collected at El Strato

Kings Point Corridor

The Kings Point Corridor is located along the western portion of the Whisker Valley claims and refers to mineralization hosted within the Kings Point Volcanic Complex. Mineralization in this area is geologically distinct from other Whisker Valley trends and occurs within an alkaline volcanic assemblage. Early exploration in the corridor led to the identification of the Fluorite Zone, a prospect interpreted as exhibiting characteristics consistent with an alkaline-type epithermal system (Kelley et al. 2020).

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Initial prospecting and mapping work at the Fluorite Zone identified widespread disseminated pyrite hosted within an altered diatreme breccia complex, accompanied by fluorite and sphalerite veining. This encouraged the completion of a ground dipole-dipole induced polarization (IP) survey in 2021 which was followed by diamond drilling in 2023. Drilling at the Fluorite Zone returned anomalous molybdenum and gold values, including 0.064% Mo over 9.0 m and 2.65 g/t Au over 0.8 m in drillhole FZ-21-08 (refer to Maritime Resources Corp. press release dated April 11, 2023). Similar styles of mineralization have been recognized elsewhere within the Kings Point Volcanic Complex; however, no additional follow-up drilling has been completed to date.

9.1.2 Surface Geochemical Exploration

Multiple surface geochemical sampling campaigns were completed by Maritime across the Hammerdown Property, consisting primarily of soil and rock sampling undertaken as part of both reconnaissance scale and targeted exploration programs. Mapping and prospecting activities were designed to evaluate prospective structural and stratigraphic corridors and to identify zones of mineralization within the bedrock and subsurface. Soil sampling was used to vector toward mineralization in areas where glacial overburden obscures exposures, supporting target generation across the property.

The surface geochemistry dataset is maintained within the Company's MX Deposit database and comprises soil data collected over multiple exploration campaigns by Maritime and predecessor operators on the Hammerdown Property. At the effective date of this Technical Report, the consolidated databases contain assay data for 35,058 soil and 4,927 rock samples, of which 4,888 were submitted for analysis (Figure 9.4 and Figure 9.5). The remaining samples were either analyzed using ICP methods only, analyzed in-house using portable pXRF instrumentation, or retained as reference specimens.

A substantial portion of the soil and rock data represents legacy datasets compiled from historical exploration records and assessment files generated by multiple operators over several decades. For these legacy datasets, original operator attribution is not consistently recorded in the source documentation. For the purposes of regional-scale analysis and target generation, these samples are treated as a single compiled dataset from the Hammerdown Property.

Soil sample distributions and mean gold values (Au, ppb) by exploration grid are summarized in Table 9.1 and Table 9.2 (Hammerdown Property). These summaries provide a consistent framework for evaluating spatial geochemical patterns across the Property. Soil geochemical data presented herein comprise two categories: (1) historic compilation data and (2) modern surveys completed by Maritime. Historic datasets were collected by various operators on reconnaissance-style grids, typically spaced 100 m to 250 m apart with samples taken at 25 m to 50 m intervals along lines. Earlier programs commonly utilized cut lines and chain-and-compass methods (including hip chain), resulting in variable locational accuracy relative to modern GPS-controlled surveys. Historic samples were analyzed by several commercial laboratories, most commonly Eastern Analytical Ltd., using fire assay for gold and multi-element ICP methods.

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Modern soil surveys were completed on comparable reconnaissance grid spacing with improved positional control using handheld GPS. Samples were collected using a Dutch auger targeting the B-horizon soil profile, which is interpreted to have also been the intended sampling medium in most earlier programs based on available records. Modern analyses were primarily conducted by Eastern Analytical Ltd. utilizing fire assay and ICP-34 multi-element methods.

Rock geochemical data presented herein is summarized in Figure 9.1 and Table 9.2 (Hammerdown Property) comprise two categories: (1) historic compilation data and (2) modern programs completed by Maritime. Rock samples were collected as part of prospecting and geological mapping campaigns and represent a selective sampling methodology. By their nature, rock samples are inherently biased, as they are intentionally collected from visually mineralized or otherwise prospective material and are not necessarily representative of average grade across a broader area. Sampling media include local outcrop and channel samples interpreted to represent in-place bedrock; float samples of uncertain origin that may have been transported by glacial activity; subcrop representing low-lying or partially exposed bedrock that may or may not reflect underlying geology; and talus collected at the base of slopes that may represent locally derived but displaced bedrock sources. Accordingly, rock sample results are considered indicative of mineralization but are not always representative of in-situ grades or the grade of nearby bedrock sources.

The historic compilation dataset was collected by various operators using differing location control methods, including cut lines and non-GPS survey techniques, resulting in variable positional accuracy. Historic samples were analyzed by a range of commercial laboratories, most commonly Eastern Analytical Ltd., and typically utilized fire assay for gold along with multi-element ICP methods. Modern rock sampling programs completed by Maritime employed handheld GPS units to improve positional accuracy and utilized standardized analytical methods, primarily fire assay and ICP-34 multi-element analysis conducted by Eastern Analytical Ltd.

Table 9.1: Summary of surface geochemical soil sampling on the Hammerdown Property completed by Maritime and historic operators

Exploration Grid	Compilation		Maritime		Total Number of Samples	Total Average of Au ppb
	Number of Samples	Average of Au ppb	Number of Samples	Average of Au ppb
Birchy Island Pond	-	-	427	4.0	427	4.0
Black Brook	-	-	814	6.5	814	6.5
Black Ridge	-	-	2,481	5.0	2,481	5.0
Black Ridge South	-	-	278	8.6	278	8.6
El Strato	-	-	135	12.0	135	12.0
Gull Ridge	-	-	2,656	4.2	2,656	4.2
Kings Point	233	22.0	948	5.4	1,181	8.6
Not Specified	11,531	12.5	-	-	11,531	12.5
Whisker Valley	-	-	572	13.3	572	13.3
Green Bay	14,983	5.8			14,983	5.8
Grand Total	26,747.0	8.8	8,311.0	5.7	35,058.0	8.1

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Table 9.2: Summary of surface geochemical rock sampling on the Hammerdown Property completed by Maritime and historic operators

Media	Maritime Resources Corp.	Historical	Grand Total	In Situ
Outcrop	874	1,655	161	Yes
Boulder	6	28	34	No
Bulk Sample	19	0	19	Yes
Channel	-	16	16	Yes
Chip	20	9	29	Yes
Composite	18	0	18	No
Float	547	812	1,359	No
Subcrop	98	83	181	Unknown
Talus	12	0	12	Unknown
Trench	7	0	7	Yes
Unknown	11	184	195	Unknown
(blank)	94	395	489	Unknown
Grand Total	1,706	3,182	4,888	-

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Figure 9.4: Soil sample gold assay results for the Hammerdown Property

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Figure 9.5: Rock sample gold assay results

9.1.3 Geophysical Survey

In addition to the surface geochemical exploration summarized in the previous section, up until the effective date of this report, Maritime conducted multiple geophysical surveys (Table 9.3) over the Hammerdown Property. This work has consisted of a variety of airborne and ground geophysical techniques.

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Table 9.3: Summary of geophysical programs completed on the Hammerdown Property by Maritime

Year	Target Area	Survey Type	Contractor	Line km	Altitude	Line Spacing	Tie Spacing	Instrument Type	Survey Purpose	Data Products	Interpretation / Processing
Airborne Geophysics
2019	Whisker Valley, Gull Ridge and Green Bay Blocks	High resolution magnetic gradient, gamma- ray spectrometry and VLF	Questor	1,875	50 m magl	200 m	2,000 m	RSX5 gamma-ray spectrometer Three Scintrex CS-3 high sensitivity magnetometers in gradiometer configuration, KMAG4 counter, KANA8 analog module VLF TOTEM-2A system.	Identify fault zones, dykes, lithologies and alteration	Mag, Radiometrics VLF
2021	Hammerdown Whisker Valley, and Gull Ridge Properties	VTEM+ and horizontal magnetic gradiometer geophysical survey	Geotech	2,342	85 m magl	200 m	2,000 m	Two magnetometers 12.5 m apart on an independent bird mounted 10m above the VTEM™ loop	Identify fault zones, dykes, litho units and conductors	EM, Mag, AIIP	3D Inversions and Magnetic Domain Analysis.
2021	Hammerdown Whisker Valley, and Gull Ridge Properties	ZTEM	Geotech	2,564	154 m magl	200 m	2,000 m	ZTEM receiver coil measures the vertical component (Z) of the EM field. The receiver coil is a Geotech Z-Axis Tipper (ZTEM) loop sensor	Identify and map deep structures and related alteration zones	ZTEM	3D Inversion
Ground Geophysical Surveys
2016	Green Bay Hammerdown	Ground Magnetics	Maritime	Appx400	-	50 m	-	Magnetometer	Identify fault zones, dykes, litho units	Mag	Combined with previous 2010 survey
2017	Whisker Valley Gary Vein System	IP	Eastern Geophysics	8.9	-	25 m	-	Dipole-Dipole IP Survey consisting of 12.5m dipole spacing and 25m spaced lines.	Map chargeability and resistivity	IP Chargeability and Resistivity	Interpreted by Frontier Geoscience Later. 2D and 3D inversions
2019	Hammerdown	3D IP	SJ Geophysics	-	-		-	-	Map chargeability and resistivity	Volterra 3D IP Chargeability and Resistivity
2021	Whisker Valley Fluorite Zone	IP	Eastern Geophysics	48	-	100 m	-	Dipole-Dipole IP Survey consisting of 25m dipole spacing and 100m spaced lines.	Map chargeability and resistivity	IP Chargeability and Resistivity	2D and 3D inversions
2021	Whiskey Valley Nest Zone	IP	Eastern Geophysics	-	-	-	-	Dipole-Dipole IP Survey consisting of 25m dipole spacing and 100m spaced lines.	Map chargeability and resistivity	IP Chargeability and Resistivity	2D and 3D inversions
2021	Gull Ridge Skate Pond	IP	Eastern Geophysics	-	-	-	-	Dipole-Dipole IP Survey consisting of 25m dipole spacing and 100m spaced lines.	Map chargeability and resistivity	IP Chargeability and Resistivity	2D and 3D inversions
2021	Green Bay Birchy Island Pond	IP	Eastern Geophysics	14.5	-	100 m	-	Dipole-Dipole IP Survey consisting of 25m dipole spacing and 100m spaced lines.	Map chargeability and resistivity	IP Chargeability and Resistivity	2D and 3D inversions
2021	1.Hammerdown North 2. Orion North 3. Timber Pond 4. Birchy Island Pond 5. Skate Pond 6. Black Ridge	Surface Pulse EM	Eastern Geophysics	-	-	-	-	Crone Pulse EM system 20 channel digital receiver, a 4.8 kw. transmitter, an 11 HP Motor Generator,	Provide detailed ground EM follow-up of 5 select conductors identified during prior airborne survey	Conductive Plates where applicable

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The earliest reported geophysical work completed by Maritime on the Hammerdown Property was a ground magnetic survey conducted in 2016. The survey was designed to extend coverage of a historic ground magnetic survey completed in 2010. The combined magnetic datasets are illustrated in Figure 9.10 and provide coverage over the Hammerdown and Orion deposits, as well as the Golden Anchor and Lochinvar prospects. The 2016 ground magnetic survey was carried out by Maritime personnel.

In 2017, Maritime completed a dipole-dipole induced polarization (IP) survey over the Gary Vein Prospect at Whisker Valley. The survey was carried out by Eastern Geophysics, with line spacing of 12.5 m over known prospects and 25 m across the remainder of the survey area. A dipole spacing of 12.5 m was utilized. Interpretation of the survey data was completed by Frontier Geosciences Inc. Figure 9.11 illustrates chargeability plan maps at approximate depth slices of 8 m and 50 m, together with projected traces of mapped surface showings.

In 2019, Maritime engaged SJ Geophysics to complete a Volterra 3D induced polarization (3D IP) survey over portions of the Hammerdown Property, targeting the interpreted southwestern and northeastern extensions of the Hammerdown deposit. Figure 9.12 illustrates the chargeability results of the 3D IP survey, highlighting voxels with chargeability values greater than 17 mV/V. These elevated chargeability responses are interpreted to reflect zones of elevated disseminated and/or vein-hosted sulphide mineralization.

In 2019, Maritime commissioned Questor Geophysics to complete an airborne geophysical survey over the Hammerdown Property consisting of high-resolution magnetic gradiometry, gamma-ray spectrometry, and very low frequency (VLF) electromagnetic data (Figure 9.6 and Figure 9.7). Questor produced map products covering the broader Green Bay Block area as well as the then non-contiguous Whisker Valley and Gull Ridge blocks. Collectively, these datasets improved resolution of bedrock geology and structural features across the property and supported refinement of exploration targets.

In 2021, Maritime engaged Geotech Ltd. to complete a property-scale airborne survey over the Hammerdown Property area, including the now contiguous Whisker Valley and Gull Ridge properties. The survey comprised VTEM, ZTEM, airborne induced polarization (AIIP), and magnetic gradiometry, with the objective of characterizing the geophysical signatures of stratigraphic units and identifying conductive anomalies and structural features (VTEM/ZTEM), chargeability responses (AIIP), and magnetic trends at the property scale (Figure 9.8). Numerous conductive anomalies were identified, five of which were selected for follow-up surface pulse EM surveys to model conductive plates for drill testing. In addition, Maritime completed ground IP surveys in five areas across the Hammerdown Property in 2021, targeting a combination of surface prospects and selected airborne anomalies (Table 9.3,

Figure 9.13 to Figure 9.15).

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Figure 9.6: 2019 Questor Total Magnetic Intensity Whisker Valley and Gull Ridge Properties

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Figure 9.7: 2019 Questor total magnetic intensity Green Bay Property

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Figure 9.8: 2021 Geotech VTEM - magnetic total magnetic intensity mapping Hammerdown Property

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Figure 9.9: 2021 Whisker Valley, Gull Ridge and Green Bay blocks ZTEM map depicting shallow 30Hz channel

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Figure 9.10: 2010-2016 Hammerdown ground magnetic CVG

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Figure 9.11: 2017 Whisker Valley dipole-dipole IP chargeability 8 m and 50 m plan slices

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Figure 9.12: 2020 Hammerdown Volterra 3D IP chargeability greater than 17mV/V

Figure 9.13: 2021 Whisker Valley Fluorite Zone IP chargeability

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Figure 9.14: 2021 Whisker Valley Nest Zone IP Chargeability

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Figure 9.15: 2021 Birchy Island Pond - IP chargeability

9.2 Pine Cove Property Exploration- Signal Gold Inc.

The following summary consolidates and synthesizes the exploration work completed by Signal Gold (formerly Anaconda), as previously documented in the 2015, 2018, and 2022 NI 43-101 Technical Reports for the Pine Cove Property (formerly the Point Rousse Project). These reports provide detailed descriptions of individual exploration programs, methodologies, and results. The intent of this section is to present a high level overview of the exploration work completed by Signal Gold to provide context and continuity for the interpretations and exploration activities discussed herein.

Systematic exploration of the Pine Cove Property has progressed from localized drilling at the historic Pine Cove Deposit to district scale targeting across three principal gold bearing trends: the Scrape, Goldenville, and Deer Cove (Figure 9.16 and Figure 9.17). Since consolidation of the land package in 2012, exploration has advanced toward an integrated program incorporating geological mapping, geochemistry, geophysics, trenching, and diamond drilling to evaluate structurally controlled, greenstone hosted orogenic gold mineralization. Multiple advanced stage exploration programs have been completed across the Pine Cove Property, largely within the context of existing infrastructure such as the Pine Cove Mill and tailings facility. These advanced programs consisted predominantly of drilling and are summarized in Section 10. Signal Gold's exploration strategy focused on expanding Mineral Resources adjacent to existing deposits, advancing satellite deposits and prospects within trucking distance of the mill, and generating district scale targets across the Scrape, Goldenville, and Deer Cove trends. This approach has established a pipeline of exploration targets ranging from grassroots prospects to advanced stage and past producing deposits.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	151
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9.2.1 Exploration Overview

From 2012 to 2015, following the consolidation of the Property, early work focused on compilation and integration of historical geological, geochemical, and geophysical datasets, together with new property- scale geophysical surveys. In 2012, an airborne DIGHEM magnetic and electromagnetic survey totaling approximately 725 line-km was flown at 100 m line spacing. Historical ground magnetic, VLF, and IP surveys were reprocessed and integrated with updated geological mapping and soil geochemistry to establish a district-wide targeting framework.

Exploration during this period included diamond drilling programs at Pine Cove (10,191,58 m in 78 holes), Romeo and Juliet (2,302 m in 21 holes), Deer Cove (2,100.72 m in 17 holes), and Stog'er Tight (2,486.54 m in 39 holes). Trenching and channel sampling programs were completed at Pine Cove, Stog'er Tight, and Argyle, accompanied by the collection of approximately 2,494 soil samples in the Argyle and Goldenville areas. These programs expanded mineralization at Pine Cove and Stog'er Tight and advanced understanding of structurally controlled gold mineralization within the Scrape and Goldenville trends.

From late 2015 through 2017, exploration shifted toward systematic evaluation of the three principal mineralized trends. Geological mapping and prospecting programs resulted in the collection of approximately 910 rock grab and float samples across the Scrape, Goldenville, and Deer Cove trends. Trenching, geological mapping, and channel sampling were completed at the Stog'er Tight and Argyle deposits, and line cutting with ground magnetic and induced polarization (IP) surveys was conducted at Argyle.

Diamond and percussion drilling programs during this period focused on Pine Cove, Stog'er Tight, Corkscrew Road, Argyle, and Goldenville. This work contributed to expansion of mineralization adjacent to the Pine Cove Deposit, delineation of new mineralized zones along strike from Stog'er Tight, and the discovery and advancement of the Argyle Deposit, which represents a shallow, structurally controlled gold system hosted in altered and pyritized gabbro.

From 2019 to 2022, exploration emphasized geophysical targeting and systematic drill testing of chargeability anomalies associated with favourable stratigraphy and structural corridors. During the fall 2021 to winter 2022 exploration program, approximately 90 line-km of ground dipole-dipole IP surveying was completed across the Corkscrew-Big Bear, Animal Pond, and Goldenville grids.

The IP surveys identified multiple chargeability anomalies correlated with prospective gold-hosting stratigraphy. Follow-up diamond drilling tested selected anomalies, including eight drillholes across the Corkscrew-Big Bear and Goldenville grids. Results were mixed; several chargeability responses were associated with magnetite- and hematite-bearing host rocks, while localized narrow intervals of elevated gold grades were intersected beneath selected targets. These programs refined understanding of geophysical responses within the Goldenville Trend and assisted in prioritizing future drill targets.

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Newfoundland & Labrador, Canada	152
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The IP surveys generated drill targets at the Animal Pond prospect correlated with the historic surface sampling. Gold mineralization was intersected in the two most easterly holes. Currently, this mineralized zone is open along strike to the east toward the Stog'er Tight deposit as well as up- and down-dip. Further work is warranted on the Animal Pond prospect.

Figure 9.16: Map of claims showing interpreted gold trends and mapped alteration zones of the Pine Cove Property

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Newfoundland & Labrador, Canada	153
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Figure 9.17: Long section of the Pine Cove Property gold trends

9.2.2 Surface Geochemical Exploration

The principal surface sampling methods conducted on the Pine Cove Property included the collection of rock samples as part of geological mapping and prospecting campaigns, as well as systematic soil sampling. These datasets are maintained within the Company's MX Deposit database and comprises data collected over multiple exploration campaigns by Signal Gold and predecessor operators. At the effective date of this Technical Report, the consolidated database contains assay results for 32,953 soil samples and 11,009 rock samples from the Pine Cove Property (Figure 9.18 and Figure 9.19).

Soil sample distributions and mean gold values (Au, ppb) by exploration grid are summarized in Table 9.4 and Table 9.5  The soil geochemical dataset comprises two categories: (1) historic compilation data and (2) modern surveys completed by Signal Gold. Historic programs were conducted on reconnaissance-style grids, typically spaced 100 m to 250 m apart with samples collected at 25 m to 50 m intervals along lines. Earlier programs commonly utilized cut lines and chain-and-compass methods (including hip chain), resulting in variable locational accuracy relative to modern GPS controlled surveys. Historic samples were analyzed by several commercial laboratories, most commonly Eastern Analytical Ltd., using fire assay for gold and multi-element ICP methods. Modern soil surveys were completed on comparable reconnaissance grid spacing to maintain dataset continuity, with improved positional control using handheld GPS. Samples were collected using a Dutch auger targeting the B-horizon‑ soil profile, and modern analyses were primarily conducted by Eastern Analytical Ltd. utilizing fire assay and ICP-34 multi-element methods.

Rock geochemical data received by Maritime from Signal Gold are also maintained within the Company database and are summarized in Table 9.4 and Table 9.5. The rock dataset includes a mix of historic and more recent sampling; however, the database does not consistently differentiate between historic compilation and modern Signal Gold samples, and the rock data are therefore presented herein as a single compiled dataset. Rock samples were collected during prospecting and geological mapping and represent a selective sampling methodology. Sampling media include outcrop and channel samples interpreted to represent in-place bedrock; float of uncertain origin that may have been transported by glacial processes; subcrop representing low-lying or partially exposed material that may reflect underlying bedrock but cannot be assumed to be in situ; and talus collected at the base of slopes that may represent locally derived but displaced material. Rock samples are inherently biased toward mineralized or prospective material and are considered indicative of mineralization but not necessarily representative of in-situ grades or adjacent bedrock sources. Analytical methods for rock sampling were generally consistent with those described for the soil dataset, most commonly fire assay for gold with multi-element ICP analysis, frequently conducted by Eastern Analytical Ltd.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	154
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Table 9.4: Summary of surface geochemical soil sampling on the Pine Cove Property completed by Signal Gold and historic operators

Exploration Grid	Anaconda/ Signal Gold		Compilation or company not recorded		Total Number of Samples	Average of Au ppb
	Number of Samples	Average of Au ppb	Number of Samples	Average of Au ppb
Barry Cunningham	-	-	1,088	16.51	1,088	16.51
Corkscrew	-	-	2,226	39.35	2,226	39.35
Deer Cove North	-	-	2,223	67.95	2,223	67.95
Deer Cove West	-	-	355	18.94	355	18.94
Goldenville	1,638	28.86	980	34.25	2,618	30.86
Green Cove	-	-	2,685	13.94	2,685	13.94
Green Cove-D	-	-	6,858	15.22	6,858	15.22
Norman's Pond	-	-	4,668	20.42	4,668	20.42
Penny Cove	-	-	264	14.41	264	14.41
Pine Cove	-	-	1,350	13.87	1,350	13.87
Point Rousse	-	-	918	24.64	918	24.64
Scrape Pond	-	-	1,306	11.43	1,306	11.43
South Brook	-	-	1,934	5.71	1,934	5.71
Stog'er Tight	-	-	1,769	22.32	1,769	22.32
Three Corner Pond	-	-	879	15.27	879	15.27
Tripple Nine	-	-	146	29.27	146	29.27
Unknown	1,666	34.01			1,666	34.01
Grand Total	3,304	31.46	29,649	22.33	32,953	23.24

Hammerdown Gold Project
Newfoundland & Labrador, Canada	155
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Table 9.5: Summary of surface geochemical rock sampling on the Pine Cove Property completed by Signal Gold and historic operators

Media	# of Samples	In Situ
Boulder	227	No
Bulk Sample	55	Yes
Channel	3,272	Yes
Chip	167	Yes
Composite	25	No
Float	898	No
Outcrop	2,808	Yes
Rock	3,504	Unknown
Subcrop	22	Unknown
Talus	27	Unknown
Grand Total	11,009

Figure 9.18: Soil sample gold assay results for the Pine Cove Property

Hammerdown Gold Project
Newfoundland & Labrador, Canada	156
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Figure 9.19: Rock sample gold assay results for the Pine Cove Property

9.2.3 Geophysical Surveys

In addition to the surface geochemical exploration summarized in the previous section, Signal Gold conducted a number of airborne and ground geophysical surveys over the Pine Cove Property between 2019 and the effective date of this report (Table 9.6). A brief summary of the geophysical studies and key findings previously reported by Signal or Anaconda is provided below and are summarized in the following four prior NI 43-101 Technical Reports for the Property: the 2021 Technical Report (Kuntz et al. 2021), which describes drilling completed between August 5, 2020 and September 1, 2021; the 2020 Technical Report (Pitman et al. 2020), covering drilling from January 1, 2020 to August 4, 2020; the 2018 Technical Report (Copeland et al. 2018), summarizing programs conducted from 2005 to December 31, 2017; and the 2005 Technical Report (Ewert et al. 2005), which documents drilling completed prior to 2005.

In August 2018, Anaconda contracted Leading Edge Geomatics Ltd. of Fredericton, NB to complete a property-wide airborne LiDAR survey over the Pine Cove Property (Figure 9.20), to generate a high- resolution bare-earth 3D topographic surface for resource estimation and geological interpretation. The survey was flown using a fixed-wing aircraft equipped with a LiDAR sensor at an average elevation of approximately 300 m, collecting data at a minimum density of 2 points per square metre across 5,976 hectares. The dataset was processed to produce a classified digital elevation model (DEM) in LAS and ASCII formats, achieving vertical accuracy of ≤19.6 cm at 95% confidence and horizontal accuracy of ≤30 cm RMSE. The resulting topographic model supported interpretation of structural features, including faults and lineaments, and was used to generate a revised topographic surface at the Argyle deposit for incorporation into an updated Mineral Resource estimate.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	157
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In November 2016, Anaconda completed 12.8 line-km of grid cutting over the Argyle prospect to support ground IP and magnetic surveys (Figure 9.21 and Figure 9.22). Grid lines were oriented north-south at 50 m spacing with 25 m stations. Abitibi Geophysics conducted a 2D dipole-dipole IP survey using a 25 m dipole with n-spacings of 1-6, providing an investigation depth approaching 100 m. The program was designed to delineate known gold mineralization hosted in altered, quartz-veined, pyritized gabbro and to identify additional chargeability and resistivity anomalies along strike and down dip. Magnetic data were collected using a GPS-integrated walking magnetometer, with base station corrections applied; altered gabbros were characterized by discrete magnetic lows within a broader highly magnetic gabbro body. Subsequent drilling (63 holes totaling 5,636.2 m between 2016-2017) confirmed a shallow, northerly dipping gold system extending over 685 m along strike and to at least 225 m down dip.

In 2018, Anaconda contracted Abitibi Geophysics to complete ground two-dimensional dipole-dipole IP and magnetic surveys over the Argyle East, Deer Cove, and Pine Cove East grids at the Pine Cove Property. Surveys targeted shallow gold mineralization associated with pyrite- and altered gabbro-hosted systems using a dipole size of 25 m with n-spacings of 1-6 and 50 m line spacing, providing an investigation depth of approximately 100 m. Magnetic data were collected along 100 m spaced lines using a continuous read magnetometer.

• At Argyle East, elevated magnetic trends correspond to magnetite/ilmenite-bearing gabbro hosting the Argyle Deposit, while chargeability anomalies correlate with iron formation and disseminated sulphides, with drill testing confirming coincidence of IP highs and favourable host rocks (Figure 9.23 and Figure 9.24).

• At Deer Cove, magnetic highs define ultramafic rocks south of the Deer Cove Thrust, and IP anomalies along the thrust are interpreted to reflect talc-rich ultramafics, disseminated sulphides, or hematized basalt (Figure 9.25 and Figure 9.26).

• At Pine Cove East, magnetic data outline iron-rich and mafic volcanic units, while a 600 m by 130 m chargeability anomaly associated with gabbroic host rocks and structurally bounded by east-west faults represents a priority follow-up target. Collectively, the surveys refined structural interpretation and delineated geophysical targets for subsequent drilling (Figure 9.27 and Figure 9.28).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	158
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Between September 2021 and January 2022, Signal Gold completed a 2D dipole-dipole IP survey over three grid areas at Point Rousse (Animal Pond, Corkscrew-Big Bear, and Goldenville) following 102 line-km of grid cutting at 100 m spacing. Abitibi Geophysics collected 90.1 line-km of IP data using a 25 m dipole with n = 1-20 separations and OreVision® technology, providing investigation depths approaching 200 m. The survey targeted gold mineralization associated with pyrite-bearing altered mafic volcanics, gabbro, and iron-rich Goldenville Horizon sedimentary rocks. Multiple significant chargeability anomalies were identified across all grids, including kilometre-scale trends at Animal Pond (Figure 9.29), Corkscrew-Big Bear (Figure 9.30), and Goldenville (Figure 9.31) that correlate with gabbro sills, fault zones, iron formation, and areas of elevated gold in soils and grab samples.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	159
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Table 9.6: Summary of geophysical programs completed on the Pine Cove Property by Signal Gold

Year	Target Area	Survey Type	Contractor	Line km	Altitude	Line Spacing	Tie Spacing	Instrument type	Survey Purpose	Data Products	Interpretation / Processing
Airborne Geophysics
2012	Pine Cove Regional	DIGHEM Magnetic and Electromagnetic	-	725.2	-	100 m	-	-	Identify fault zones, dykes, litho units and conductors	EM, Mag,	-
2018	Pine Cove Regional	LIDAR	Leading Edge Geomatics		-	300 m	-	-	-	5,976 ha Lidar Coverage, interpreted faults and topographical lineaments	-
Ground Geophysical Surveys
2012-2015	Pine Cove Regional	Reprocessing of historic Ground Magnetics, VLF and IP datasets	-	-	-	-	-	-	-	EM, Mag, VLF, IP Historic Compilation	-
2016	Argyle	IP & Magnetics	Abitibi Geophysics	12.8	-	50 m	-	2D IP Dipole-Dipole Array using Dipole size of a=25m & Continuous read Magnetometer	Planned to detect shallow gold mineralization hosted in association with, quartz veining and altered gabbro	IP & Magnetics	-
2018	Argyle	IP & Magnetics	Abitibi Geophysics	13.4 & 15.9	-	50 m & 100 m	-	2D IP Dipole-Dipole Array using Dipole size of a=25m & Continuous read Magnetometer	Planned to detect shallow gold mineralization hosted in association with, quartz veining and altered gabbro	IP & Magnetics	-
2018	Deer Cove	IP & Magnetics	Abitibi Geophysics	15.6 & 17.6	-	50 m & 100 m	-	2D IP Dipole-Dipole Array using Dipole size of a=25m & Continuous read Magnetometer	Planned to detect shallow gold mineralization hosted in association with, quartz veining and altered gabbro	IP & Magnetics	-
2018	Pine Cove East	IP & Magnetics	Abitibi Geophysics	12.3 & 12.3	-	50 m & 100 m	-	2D IP Dipole-Dipole Array using Dipole size of a=25m & Continuous read Magnetometer	Planned to detect shallow gold mineralization hosted in association with, quartz veining and altered gabbro	IP & Magnetics	-
2022	Corkscrew-Big Bear	IP	Abitibi Geophysics	44.3	-	100 m	-	2D IP Dipole-Dipole Array using Dipole size of a=25m	Planned to detect shallow gold mineralization hosted in association with, quartz veining and altered gabbro	IP	-
2022	Animal Pond	IP	Abitibi Geophysics	31	-	100 m	-	2D IP Dipole-Dipole Array using Dipole size of a=25m	Planned to detect shallow gold mineralization hosted in association with, quartz veining and altered gabbro	IP	-
2022	Goldenville	IP	Abitibi Geophysics	14.8	-	100 m	-	2D IP Dipole-Dipole Array using Dipole size of a=25m	Planned to detect shallow gold mineralization hosted in association with, quartz veining and altered gabbro	IP	-

Hammerdown Gold Project
Newfoundland & Labrador, Canada	160
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 9.20: LiDAR Survey, Pine Cove Property (formerly Point Rousse Project)

Source: Anaconda Mining 2020 NI-43-101 Technical Report.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	161
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 9.21: Ground magnetic survey Argyle

Source: Anaconda Mining 2018 NI-43-101 Technical Report.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	162
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Figure 9.22: Ground IP survey Argyle

Source: Anaconda Mining 2018 NI-43-101 Technical Report.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	163
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Figure 9.23: Ground magnetic survey Argyle East

Source: Anaconda Mining 2020 NI-43-101 Technical Report.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	164
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Figure 9.24: Ground IP survey Argyle East

Source: Anaconda Mining 2020 NI-43-101 Technical Report.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	165
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Figure 9.25: Magnetics survey Deer Cove

Source Anaconda Mining 2020 NI-43-101 Technical Report.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	166
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Figure 9.26: IP survey Deer Cove

Source: Anaconda Mining 2020 NI-43-101 Technical Report.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	167
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Figure 9.27: Magnetics survey Pine Cove East

Source: Anaconda Mining 2020 NI-43-101 Technical Report.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	168
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Figure 9.28: IP survey Pine Cove East

Source: Anaconda Mining 2020 NI-43-101 Technical Report.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	169
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Figure 9.29: IP survey Animal Pond

Source: Anaconda Mining 2022 NI-43-101 Technical Report.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	170
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Figure 9.30: IP survey Corkscrew-Big Bear

Source: Anaconda Mining 2022 NI-43-101 Technical Report.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	171
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 9.31: IP survey Goldenville

Source: Anaconda Mining 2022 NI-43-101 Technical Report.

9.3 Exploration Potential

9.3.1 Green Bay Block

The Green Bay claims remain underexplored, with multiple mineralized trends interpreted to occur across the property (Figure 9.32). Based on current interpretations, the following areas are considered to represent high-priority targets for continued exploration.

Orion Main Zone - Down-Plunge Extension

The Main Zone at Orion is interpreted to be associated with a deposit-scale, tight fold with a single fold nose plunging steeply to the southwest. The broadest zones of mineralization are interpreted to occur proximal to this fold nose. The Orion Main Zone remains open at depth, and the down-plunge extension of this folded system is considered a priority drill target for potential resource growth.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	172
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Golden Anchor, Lochinvar, and Beetle Pond Areas

In contrast to Orion, the Golden Anchor area is interpreted to be associated with a broad, regional-scale fold system (Figure 9.1). The Golden Anchor veins are interpreted as less well-developed northeastern extensions of the Hammerdown vein system and occur in the hanging wall of the Lochinvar polymetallic VMS zone. Current interpretations suggest the fold nose in this area has been disrupted by a major fault zone. The area is further characterized by a regionally extensive pyrite-sericite stockwork locally containing base metals, silver, and gold and is associated with a broad scale strong IP chargeability response.

Given the interpreted coincidence of broad-scale folding, fault disruption, and gold and base-metal enrichment and IP response this area presents a high-priority exploration target.

Based on the interpreted structural setting and geochemical characteristics, the Golden Anchor- Lochinvar-Beetle Pond area warrants additional systematic drilling. Airborne and/or ground-based total gravity surveys may assist in refining targets, particularly for lead-rich polymetallic massive sulphide mineralization.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	173
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Figure 9.32: Hammerdown Gold Project with all historic and recent rock samples from drilling and prospecting

9.3.2 Whisker Valley Block

Gary Vein Trend

The Gary vein trend comprises an approximately 1.1 km long mineralized vein corridor with significant surface exposure in trenches. To date, the trend has been delineated through soil geochemistry, IP geophysics, limited trenching, and limited shallow drilling. On the basis of these results, additional drilling is warranted to evaluate continuity and geometry of the mineralization Gary Vein system adjacent to the El Strato and Middle Arm Fault trends.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	174
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Kings Point Corridor

The Kings Point Corridor hosts multiple mineralized and altered breccias and intrusions with characteristics consistent with alkaline epithermal and porphyry-style mineralizing systems. Exploration in the region is at an early stage and has, to date, identified localized occurrences of molybdenum, fluorspar, base metals, and gold. Exploration should continue, with further work focused on detailed geological mapping, soil geochemistry and systematic prospecting.

Based on results to date, the strongest base metal and gold results observed appears to be spatially associated with secondary fault structures, such as the Whisker Valley Fault, which are expressed as resistivity anomalies in IP and ZTEM surveys. This relationship suggests a structural control on the distribution of mineralizing fluids at surface within areas currently explored.

9.3.3 Gull Ridge Block

Work to date has focused on Ni-Cu mineralization, and while only minor amounts of Ni-Cu have been identified in drill core, appreciable concentrations of V-Ti and magnetite have been observed. Based on current understanding, the project is considered prospective for both magmatic Ni-Cu-Co-PGE mineralization and Fe-V-Ti mineralization. Future work should include an airborne total-field gravity survey, complemented by additional ground-based gravity, magnetic, and electromagnetic surveys to refine targeting.

9.3.4 Pine Cove Property

Deer Cove

The Deer Cove Trend represents one of the more extensive surficial soil geochemical anomalies identified at a regional scale within the area and hosts an historic gold prospect with encouraging early- stage drilling results. The Trend is considered appropriate for additional reconnaissance-level exploration. Much of the historical soil and grab-sample data were collected in the 1980s by Noranda, and concerns exist regarding the positional accuracy of this dataset. Historical sampling was largely completed along reconnaissance grids using hip-chain methods in an area characterized by steep and variable topography. As a result, portions of the historical soil and rock sample dataset appear to extend into adjacent ponds and lakes. Future work should focus on modern, tightly spaced, targeted soil geochemical grids combined with detailed geological mapping to validate and refine the historical dataset prior to consideration of additional drilling.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	175
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Figure 9.33: Pine Cove Depth extension, historic Pine Cove Mine cross section looking west

Historic Pine Cove Mine

The Pine Cove open pit mine produced 154,000 oz of gold between 2010-2020. The mineralized zone continues below the pit and remains open at depth to the north. Infill sampling of historical drill hole PC- 11-181 by Maritime in 2024 which included several unsampled intervals returned 1.37 g/t Au over

107.8 m (from 175 m to 282.8 m). This intersection included a historical interval of 2.50 g/t Au over 40.8 m, from a depth of 221.4 m to 262.2 m (Figure 9.33). A review of all other drill holes in the vicinity of these intervals should be completed and additional drilling down-dip is warranted.

Balcony Zone

The Balcony Zone forms part of the Romeo and Juliet ('RJ') Prospect and is located 1.5 km north of the Pine Cove Mill. The RJ Prospect consists of laminated quartz veins with up to 2% pyrite. The veins range in thickness from 0.5 m to 2 m commonly associated with finely disseminated free milling gold. Historical Drilling of the RJ veins have intersected up to 12.2 g/t Au over 1.5 m (refer to Anaconda Press Release April 4, 2012). Drilling by Anaconda Mining Inc. in 2013 identified a new mineralized zone associated with a cross-cutting mafic dyke, subsequently referred to as the Balcony Zone. Initial drilling of the Balcony Zone returned 12 m of 8.4 g/t Au (Anaconda Press Release September 16, 2013). In 2013, several drillholes were completed to test the Balcony Zone over a strike length of approximately 100 m. Since this time, no additional drilling has been completed, and the zone remains open in all directions and is considered a priority target for trenching and drilling in the coming seasons.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	176
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10. Drilling

10.1 Introduction

As of the resource database closure of June 16, 2025, for this report, a total of 205,861 m in 2,344 drill holes and trenches has been completed on the Hammerdown Property and 141,490 m in 2,098 holes on the Pine Cove Property by various owners and operators (primarily Maritime, Signal Gold/Anaconda, Commander Resources, Richmont Mines and Noranda). Considering the sequence of corporate actions and acquisitions, which includes the creation of Point Rousse Mining a subsidiary of Signal Gold and subsequent acquisition of Point Rousse Mining by Maritime, followed by the acquisition of Maritime by New Found Gold, drilling completed by Maritime is considered non-historic and accounts for 89,204 m in 1,438 holes on the Hammerdown Property. Similarly, drilling completed by Signal Gold is considered non-historic and comprises 87,632 m of drilling in 1,487 drill holes on the Pine Cove Property. Table 10.1, Table 10.2, and Table 10.3 provide a complete summary of these drilling programs by year and area. Figure 1, Figure 2, Figure 6, and Figure 7 illustrate the drill hole locations for all years and operators. The intent of this section is to describe the drilling procedures and core sampling conducted and summarize the extent to which drilling has been performed on the Hammerdown and Pine Cove properties.

Drilling and channel sampling used to inform the current MRE for the Hammerdown, Orion, and Stog'er Tight deposits includes both historic and more recent programs. At the Hammerdown deposit, a total of 103,491 m of drilling and channel sampling has been completed in 1,362 drill holes and channels, of which Maritime completed 43,180 m in 666 drill holes and channels. At the Orion deposit, a total of 38,244 m of drilling has been completed in 177 drill holes, including 23,818 m completed by Maritime in 121 drill holes. The Stog'er Tight deposit comprises a total of 38,619 m of drilling completed in 707 drill holes of which, Signal Gold drilled 26,284 m in 522 drill holes.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	177
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Table 10.1: Drilling and channel sampling on the Hammerdown Property as of June 16, 2025

		2011		2012		2018		2019		2020		2021		2022		2024		2025		Historic	Total # Holes	Total Metres	Channels
Target Area	# Holes	Metres	# Holes	Metres	# Holes	Metres	# Holes	Metres	# Holes	Metres	# Holes	Metres	# Holes	Metres	# Holes	Metres	# Holes	Metres	# Holes	Metres			# Chans	Metres
Whisker Valley	-	-	-	-	4	653	2	398	16	3,372	17	2,243	-	-	-	-	-	-	47	8,306	86	14,972	448	612
Timber Pond	-	-	-	-	-	-	-	-	-	-	5	647	-	-	-	-	-	-	1	124	6	771	-	-
Silver Brook	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9	1,455	9	1,455	-	-
Shoal Pond	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12	2,710	12	2,710	-	-
Rendell Jackman	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	326	2	326	-	-
Orion	14	3,687	-	-	-	-	-	-	44	5,566	50	12,803	13	1,763	-	-	-	-	56	14,426	177	38,244	-	-
Muir Pond	2	977	-	-	-	-	-	-	2	752	-	-	1	220	-	-	-	-	16	2,424	21	4,373	-	-
Lochinvar	-	-	-	-	-	-	-	-	-	-	5	1,069	-	-	-	-	-	-	38	8,296	43	9,365	-
Harrys Brook	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	353	2	353	-
Hammerdown	-	-	17	2,568	31	1,730	30	5,361	123	13,453	34	4,432	21	4,244	92	2,813	318	8,579	606	59,981	1,272	103,161	90	330
deposit
Gull Ridge	-	-	-	-	-	-	-	-	-	-	7	1,562	-	-	-	-	-	-	-	-	7	1,562	-	-
Green Bay	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	104	1	104	-	-
Goldfish Pond	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	14	1,678	14	1,678	-	-
Golden Anchor	-	-	-	-	-	-	2	700	11	1,967	5	989	4	895	-	-	-	-	22	3,477	44	8,029	-	-
Fluorite Zone	-	-	-	-	-	-	-	-	-	-	9	1,880	-	-	-	-	-	-	-	-	9	1,880	-	-
El Strato	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	45	6,229	45	6,229	-	-
Birchy Island Pond	-	-	-	-	-	-	-	-	-	-	5	1,116	-	-	-	-	-	-	1	103	6	1,219	-	-
Beetle Pond	-	-	-	-	-	-	-	-	-	-	-	-	2	311	-	-	-	-	4	505	6	816	-	-
Batters Brook	2	304	-	-	-	-	-	-	2	290	1	181	5	716	-	-	--	--	30	6,160	40	7,651	4	21
Grand Total	18	4,968	17	2,568	35	2,383	34	6,459	198	25,400	138	26,922	46	8,149	92	2,813	318	8,579	906	116,657	1,802	204,898	542	963

Hammerdown Gold Project
Newfoundland & Labrador, Canada	178
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 10.2: Drilling and channel sampling on the Pine Cove Property as of June 16, 2025

	2003		2004		2005		2007		2011		2012		2013		2014		2015		2016		2017		2018		2019		2020		2021		2022		2024		Historic		Total # Holes	Total Meters
Target Area	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters	# Holes	Meters
Unknown																																	7	419			7	419
Stog'er Tight															31	2,265	8	222	138	4,772	4	274	54	1,630	45	1,086	111	8,210	131	7,824					185	12,335	707	38,619
Romeo & Juliet													19	2,002	2	300													9	397					18	1,417	48	4,116
Pumbly Point																													15	1,499					1	150	16	1,649
Pine Cove
South																																			2	203	2	203
Pine Cove East																													5	542							5	542
Pine Cove	9	457	39	2,483	15	1,109	4	1,052	7	1,738	12	1,105	20	3,298	60	4,415	61	3,105	55	1,063	50	1,020	11	635	41	2,176	97	1,859							146	13,528	627	39,042
Norman's Pond																																			15	1,617	15	1,617
Mud Pond																																			16	1,432	16	1,432
Goldenville																			13	1,671															18	2,039	31	3,710
Gillard's Pond																																			3	582	3	582
Deer Cove															17	2,098													14	1,966					161	13,846	192	17,910
Corkscrew
Road																					3	244															3	244
Corkscrew																													11	1,475	8	1,783			38	5,675	57	8,933
Barry &
Cunningham																																			3	506	3	506
Argyle																			44	3,777	45	3,147	42	4,240	29	1,583	97	3,345	70	1,932							327	18,024
Anoroc																							12	1,812									11	653	5	528	28	2,993
Animal Pond					6	369																							5	581							11	950
Grand Total	9	457	39	2,483	21	1,478	4	1,052	7	1,738	12	1,105	39	5,301	110	9,078	69	3,327	250	11,284	102	4,684	119	8,318	115	4,845	305	13,414	260	16,215	8	1,783	18	1,072	611	53,858	2,098	141,490

Table 10.3: Summary Table

	Maritime Resources Corporation				Signal / Anaconda			Historic				Grand
	# Holes	Metres	Channels	Channel Metres	# Holes	Metres	#Percussion Holes	Metres	# Holes	Metres	Total	Total Metres
Hammerdown Property	896	88,241	542	963	0	0	0	0	906	116,657	2,344	205,861
Pine Cove Property	0	0	0	0	917	77,683	570	9,949	611	53,858	2,098	141,490

Hammerdown Gold Project
Newfoundland & Labrador, Canada	179
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

10.2 Hammerdown Property Drilling

As of the Resource database closure June 16, 2025, for this report, a total of 205,861 m in 2,344 holes or channels had been completed on the Hammerdown Property by various operators since the 1980s. Of this, the most recent operator, Maritime completed 88,241 m in 896 drill holes(Table 10.1, Table 10.2, and Table 10.3, Figure 10.1 and Figure 10.2). At the Hammerdown deposit, a total of 103,491 m of drilling and channel sampling has been completed in 1,362 drill holes and channels, of which Maritime completed 43,180 m in 666 drill holes and channels. At the Orion deposit, a total of 38,244 m of drilling has been completed in 177 drill holes, including 23,818 m completed by Maritime in 121 drill holes.

The earliest reported historic drilling at the Hammerdown deposit was completed by Noranda in 1988, with subsequent drilling carried out by various operators including Commander Resources (later renamed Major General Resources) and Abiting. These early exploration programs ultimately led to the acquisition of the Hammerdown Property by Richmont Mining Limited and the commencement of the Hammerdown mining operation, which was active from 2001 to 2004. In total, 606 historic diamond drill holes, totaling 59,981 m, were completed within the Hammerdown deposit area during this period. Historic drilling at Orion was carried out between 1995 and 2002 by Major General Resources (now Commander Resources), Commander Resources, and Hudson's Bay Limited, totaling 56 drill holes and 14,426 m. This early work established the presence of gold mineralization and provided the foundation for subsequent evaluation.

Maritime has conducted extensive exploration, definition, and grade control programs at the Hammerdown and Orion deposits, and adjacent and regional targets between 2012 and 2025, systematically advancing the project from early drilling and surface sampling through detailed grade control in support of mine development.

The first drilling campaign conducted by Maritime on the Hammerdown Project was at Orion, which began in 2011 with 14 NQ diameter drill holes totaling 3,687 m. Additional drilling was completed in 2020 (44 holes, 5,566 m) and 2021 (50 holes, 12,803 m), significantly expanding and refining the deposit. A further 13 NQ diameter drill holes totaling 1,763 m were completed in 2022. Collectively, Maritime's drilling programs have substantially increased data density and improved the geological and mineralization models for the Orion deposit.

Early work in the Hammerdown area in 2012 by Maritime consisted of 17 NQ diameter diamond drill holes totaling 2,568 m, together with trenching this work exposed approximately 120 m of mineralized veining at the eastern extent of the Hammerdown Zone, a region known as Rumbullion. This program included 44 channel samples over 151.95 m, establishing the presence and continuity of near surface mineralization.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	180
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Follow-up surface work in 2017 targeted vein exposures at the Hammerdown deposit that were partially revealed by historic mining. Fourteen channels totaling 35 m were sampled, helping to refine the understanding of vein geometry and grade distribution at surface.

Drilling and channel sampling were completed on the Whisker Valley block between 2018 and 2021, comprising 39 diamond drill holes totaling 6,667 m and 448 surface channels totaling 612 m. Work targeted the Gary Vein Trend, the Fluorite Zone, and several individual prospects, with the majority focused on mineralized veins exposed along the Gary-Gold Pit trend, where trenching has traced a network of veins for up to 400 m of strike length within a 1.1 km corridor.

Drilling resumed in 2018 at the Hammerdown deposit with 31 NQ diameter diamond drill holes totaling 1,732.8 m, aimed at further definition of mineralized zones. This was followed in 2019 by a significantly expanded program comprising 32 holes totaling 6,061.25 m, including definition drilling at Hammerdown, exploration drilling in peripheral areas, and first pass drilling of the Golden Anchor Extension.

In 2020, Maritime completed one of its largest drill campaigns at the Hammerdown deposit and the nearby Wisteria Zone, totaling 16,462 m in 138 NQ diameter drill holes. This work combined close spaced drilling to validate mineralization wireframes and assess short range grade variability, additional infill and step out drilling, near pit exploration, and targeted drilling at Golden Anchor, Muir Pond and Batters Brook. Importantly, this program identified broad zones of gold mineralization within the Wisteria shear zone, including long intercepts of moderate grade that highlighted the potential for near surface, open pit style mineralization. Channel sampling at Wisteria complemented the drilling results.

Continued advancement in 2021 and 2022 involved a further 78 NQ diameter drill holes totaling 13,058 m, incorporating tightly spaced grade control drilling at Hammerdown, condemnation and follow- up drilling south of Hammerdown. Additional exploration was conducted proximal to the Hammerdown and Orion deposits within the Golden Anchor area, including the Batters Brook, Beetle Pond, and Muir Pond prospects, as well as the historical Lochinvar deposit. At Beetle Pond, hole GA-22-46 returned 150.37 g/t Au over 0.20 m (Maritime Press Release, March 16, 2022), and hole GA-22-48 intersected 19.9 g/t Ag and 0.48 g/t Au (Maritime Press Release, June 22, 2022). During this period, Maritime also completed a broader exploratory drill program across the Green Bay Block, comprising five NQ-diameter diamond drill holes totaling 1,116 m at Birchy Island Pond, including hole BIP-21-03, which intersected 0.90 g/t Au over 3.42 m (Maritime Press Release, March 16, 2022), and five NQ-diameter diamond drill holes totaling 1,116 m at Timber Pond, including TP-21-05 (2.33 g/t Au over 4.00 m) and TP-21-03 (0.73 g/t Au and 339.7 g/t Ag over 2.00 m) (Maritime Press Release, March 16, 2022). At Orion North, hole DC-22-02 intersected 0.76 g/t Au over 30.2 m (Maritime Press Release, June 22, 2022).

In 2021, Maritime completed an initial exploration drilling campaign in the Gull Ridge block totaling 1,562 m in 7 NQ diameter drill holes. Drilling at Gull Ridge intersected broad intervals of disseminated pyrrhotite with local chalcopyrite; however, assays returned sub-economic metal grades. Future work should prioritize defining the structural architecture and magmatic controls governing metal distribution, with the objective of vectoring toward higher-grade metal accumulations. During the 2024-2025 fall-spring season, Maritime completed an extensive grade control drilling program designed to support a proposed Phase 1 starter pit at the Hammerdown deposit. A total of 318 drill holes totaling 8,579 m, drilled on approximately 10 m centres, significantly increased data density within the proposed starter pit footprint. This work was complemented by channel sampling. The program returned numerous high grade gold intercepts, confirming grade continuity.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	181
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

In 2025, drilling and trenching identified a structurally complex zone where Hammerdown style quartz vein mineralization is coincident with a broader Wisteria style disseminated mineralization. Structural analysis indicated that folding and subsequent faulting have rotated the typically east–west Hammerdown vein sets into a northwest to north northwest trending corridor. Modified drilling orientations and trenching confirmed the continuity and high grade potential of this overprinted mineralization style, defining a priority target for future resource growth.

Overall, the progression of work from reconnaissance drilling and surface sampling through dense grade control drilling has substantially de risked the Hammerdown deposit, supported near term mine development planning, and identified new target opportunities for additional resource expansion within and adjacent to the current mine plan.

Figure 10.1: Drill hole locations from programs completed on the Hammerdown Property

Hammerdown Gold Project
Newfoundland & Labrador, Canada	182
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 10.2: Drill hole locations from programs completed on the Hammerdown and Orion deposits

10.3 Maritime Drilling Procedures and Core Sampling

Since acquiring the Property in 2012, Springdale Forest has provided diamond drilling service on the Hammerdown Property.

All drill hole collar locations were positioned in the field using either a handheld Garmin GPS or when warranted a high-precision Trimble Differential GPS system. Upon completion of drilling, the final collar location was surveyed using differential GPS. Since acquiring the project, all drilling was planned and surveyed using NAD83 UTM Coordinate system.

All drill holes were numbered in accordance with the historical naming schemes with using a "Area-Year- Hole Number".

• "MP" holes refer to (Muir Pond) "MP" the modern prefix for holes near Muir Pond. Much of the modern Hammerdown drilling has the prefix "MP" as well as nearby exploratory drilling of the Muir Pond VMS Prospect.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	183
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Historic holes often denote "MS" for (Muddy Shag) or "RJ" for (Rendell Jackman) historical names for the project or specific zones within the Project.

• "HDGC" holes refer to recent Hammerdown Grade Control Drill Holes.

• "BB" holes refer to holes associated with the Orion Deposit or neighbouring Batters Brook or Rigel VMS Prospects.

• "GA" holes refer to holes associated with the Golden Anchor Zone or neighbouring Lochinvar VMS Prospect.

• "BP" holes refer to holes associated with the Beetle Pond Zone.

• "DC" holes are holes are holes associated with condemnation drilling.

Since 2012, diamond drilling programs have utilized drill pads which were constructed using either a dozer or excavator and were generally eight metres to nine metres in diameter. Fore and back sight pickets (oriented with a Brunton compass) were used to orient the mast of the drill at the desired azimuth upon being established on the pad. The final azimuth would be either confirmed by Maritime personnel in the field or through confirmation of the azimuth from a Reflex Azimuth Point System (APS). The dip was confirmed with the use of a clinometer by placing it on the head of the drill. Upon completion of a drill hole, the casing was left in the ground. A pressure treated picket was then inserted into the ground to mark the collar location. A metal tag was then engraved using a Dymo gun and attached to the picket which denoted the hole number, location, azimuth, dip, and hole length.

10.3.1 Surveying: Collar and Downhole Surveys

During the drilling process, downhole surveys were taken every 30 m using a Reflex multi-shot survey tool.

10.3.2 Core Delivery

Springdale Forest was contracted by Maritime for the 2012 to 2025 diamond drill programs. At the end of each shift, the drill core was boxed and sealed at the drill site and delivered to the core facility by the drillers. The geologist or geotechnician would meet the drillers at the core shack to receive the core for logging and safe storage.

10.3.3 Core Sampling Procedures

Upon receiving the core, the geologist or geotechnician would lay-out the core on the core benches and orientate the drill core in the box making sure to remove unnecessary gaps and fit core together as best as possible. Once ready, the technician would annotate the core with the downhole meter marks using a china marker. The technician would also mark the core recovery and RQD (Rock Quality Designation) at the end of each three-metre run of core. The box depth interval, RQD and Recovery data would then be entered into MX Deposit by the technician. The hole number and depth interval for each core box would be recorded and placed onto a metal core box tag and affixed to the end of each core box.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	184
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Observations made by the core logging geologist are directly recorded into the MX Deposit database. The selection of sampling intervals is marked by the geologist using a minimum and maximum sample interval of 0.20 m and 1.20 m, respectively. The start of the first sample is marked with "START" and an arrow pointing in the direction of sampling. Each subsequent sample is marked with red arrows and a perpendicular red line denoting the sample breaks. At the end of the last sample, the core is marked with an up-hole pointing arrow and marked "END". A cut line, to be followed during cutting, is then drawn down the highline of the core. The sample intervals are recorded in a sample book and the logging computer. The sample tag is inserted into the box at the start of each sample.

All core boxes were then photographed using a digital camera. Each box containing samples are placed in the core cutting rack. Finally, a geotechnician labels all core boxes with aluminum tags and staples the tags to the core boxes.

10.3.4 Core Photography

Maritime used a Nikon D800E and a Canon Rebel T7 cameras to photograph all drill core after logging and sampling has been completed. The camera is attached to a metal stand which maintains the consistency of core photos and can be found in Figure 10.3. and Figure 10.4, respectively. Maritime requires that the following items must be visible in each drill core photo:

• Hole ID

• Box numbers

• Depth intervals

• Metre blocks

• Sample tag numbers (if applicable)

• Lithology contacts

• PXRF sample locations

Photographs are completed with both dry and wet core by the logging geologist or geotechnician and are digitally filed for future reference.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	185
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 10.3: Core photography set-up

Source: SLR 2022.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	186
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 10.4: Drill core photography set-up with tablet control

Source: SLR 2022.

10.3.5 Core Cutting

Core cutting is completed as the final step of the drill procedures. The employee designated to cutting core uses a DeWalt masonry saw to cut samples marked by the core logging geologist. Cut intervals and tags are placed in sample bags with a corresponding sample number, recorded and sent to Eastern Analytical for assay. The Maritime core cutting setup is shown in Figure 10.5.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	187
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 10.5: Maritime Resource cutting facility

Source: Minéralis 2022.

10.3.6 Core Storage

Historical drill holes prior to and including 2012 are stored at the Eastern Analytical core facility. The core ranges from AX to BQ in size and the run markers within the boxes can be hard to read given the age and previous storage conditions of the boxes.

Following the 2012 diamond drill program, drill core has been stockpiled on site at the core facility.

10.3.7 Channel Sampling Procedures

Upon completion of mechanical trenching or grubbing program the bedrock surface would be cleaned. The project geologist would identify the mineralized zones and lay-out channel samples so that channels are cut to intersect perpendicular to the targeted vein at regular intervals along the strike of the exposed veins. The trace and ends of each channel would be marked on the bedrock surface using surveyors spray paint. Once the channel samples are marked on the bedrock surface, notes were recorded for each sample denoting the sample width, location, and any important geological and structural information. Samples were cut using a Stihl TS420 cutoff saw. Once cut, chisels and a hammer were used to liberate the samples from the bedrock. A copy of the associated sample tag would be inserted into the channel.

Once complete sealed sample bags were placed in a rice bag, sealed, and stored at a secure location on site prior to transport to Eastern Analytical for assay.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	188
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

10.3.8 Drill Hole and Channel Sample Database

Maritime directly records geological logging and geotechnical measurements of drill core into MX Deposit.

Sampling intervals designated by the core logging geologist and their corresponding assay results from Eastern Analytical are also recorded in MX Deposit.

Historical drill logs and assays that were completed on the Hammerdown Property by previous property owners have also been compiled and loaded into the MX Deposit database.

10.3.9 Drilling and Channel Sampling Results

Drilling and channel sampling data generated by Maritime and previous operators have been compiled into the Maritime drill hole database, which includes surface drilling, underground drilling, and channel sampling data. The drill hole database was used to inform geological interpretation and to construct mineralization wireframes representing the vein and disseminated mineralization that comprise the Hammerdown and Orion deposits which form the basis of the Mineral Resource estimates presented in subsequent sections.

10.4 Pine Cove Property Drilling

As of the resource database closure of June 16, 2025, for this report, the Pine Cove Property had a total of 141,490 m in 2 ,098 drill holes since the 80s. Of this, the most recent operator, Signal Gold (previously Anaconda), completed 87,632 m in 1,487 drill holes. At the historic Pine Cove deposit, 39,042 m of drilling has been completed in 627 holes, of which Signal/Anaconda completed 25,513 m in 481 drill holes. At the Stog'er Tight deposit, a total of 38,619 m of drilling has been completed in 707 drill holes, including 26,284 m drilled by Signal/Anaconda in 522 drill holes. At the historic Argyle deposit, a total of 18,024 m of drilling has been completed in 327 drill holes all of which were drilled by Signal/Anaconda (Table 10.1, Table 10.2 and Table 10.3, and Figure 10.6 and Figure 10.7).

At the time of reporting, a total of 53,858.5 m of historic drilling comprising 611 drill holes had been completed and compiled within the Pine Cove Property database. The earliest reported drilling on the property occurred at the Deer Cove area in the mid-1980s by Noranda.

The majority of subsequent historic drilling completed by various operators was concentrated within three principal target areas, listed below in approximate order of initial drilling activity:

• Deer Cove - drilling commenced in 1986 and comprises 161 drill holes totaling 13,846 m

• Pine Cove - drilling commenced in 1988 and comprises 146 drill holes totaling 13,528.2 m

• Stog'er Tight - drilling commenced in 1988 and comprises 185 drill holes totaling 12,335 m

Hammerdown Gold Project
Newfoundland & Labrador, Canada	189
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Between 2003 and 2020, recent drilling at the Pine Cove deposit was completed by Anaconda, subsequently renamed Signal Gold. During this period, 20,742 m of diamond drilling comprising 221 drill holes were completed and designated PC-YY-###. In addition, 260 percussion drill holes were completed between 2012 and 2022, totaling 4,771.4 m, with reported hole lengths ranging from approximately 2 m to 50.4 m.

Percussion drill holes are identified in the database by the addition of the letter "P" following the project initial; accordingly, percussion drill holes at Pine Cove are labelled PCP-YY-###.

Collectively, total recent drilling at the Pine Cove deposit (excluding blast holes) comprises 25,513 m in 481 drill holes. This drilling, together with compiled historic drilling, formed the basis for prior Mineral Resource and Mineral Reserve estimates and supported mine development at the Pine Cove site.

Diamond drilling at the Romeo and Juliet prospect was completed by the operator during 2013 and 2014, with additional drilling conducted in 2021. Recent drilling at the prospect totals 2,699 m in 30 drill holes. When combined with limited historic drilling, total drilling at the prospect amounts to 4,116 m in 48 drill holes.

This drilling has partially delineated a series of narrow mineralized quartz veins over an interpreted strike length of approximately 300 m and has identified a zone of gabbro-hosted mineralization, referred to as the Balcony Zone. The Balcony Zone returned a drill intercept of 8.4 g/t Au over 12 m in drill hole RJ-13-26 (Anaconda Mining Inc. press release dated April 4, 2013).

The Romeo, Juliet, and Balcony zones remain open along strike and at depth and are considered prospective for future exploration.

Between 2014 and 2021, drilling at the Stog'er Tight Deposit was completed by the operator. During this period, 22,928 m of diamond drilling comprising 338 drill holes were completed and designated BN-YY-###. In addition, 184 percussion drill holes were completed between 2016 and 2020, totaling 3,356.3 m, with reported hole lengths ranging from approximately 1 m to 28.4 m. Percussion drill holes are identified in the database by the addition of the letter "P" following the project initial; accordingly, percussion drill holes at Stog'er Tight Deposit are labelled BNP-YY-###.

Collectively, total recent drilling at Stog'er Tight (excluding blast holes) comprises 26,284 m in 522 drill holes. Drilling completed between 2020 and 2021 effectively confirmed the limits of the Stog'er Tight mineralized system and validated the placement of planned mine infrastructure. The 2021 condemnation drilling program did not identify any new significant mineralized zones. The most recent drilling data (2021-2022) reinforced the existing geological and resource models without requiring modification. No further drilling was completed at the Stog'er Tight Deposit after December 2021. This recent drilling, together with compiled historic drilling, formed the basis for prior Mineral Resource and Mineral Reserve estimates and supported mine development at the Stog'er Tight site.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	190
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Diamond drilling at the Deer Cove prospect was completed by the operator between 2014 and 2021. Recent drilling at the prospect comprises 4,069 m in 31 drill holes. When combined with historic drilling, total drilling at the prospect amounts to 17,910 m in 192 drill holes.

Drilling at the Deer Cove prospect partially delineated a series of quartz veins and vein breccias associated with multiple fault zones. Early work identified that intersections of fault structures may be associated with zones of increased deformation and localized thickening of mineralized intervals, interpreted to result from folding (Gower, 1988). Early drilling along this deformation zones returned drill intercepts of up to 6.9 g/t Au over 25.1 m, including higher-grade intervals of 11.97 g/t Au over 4.1 m and 26.2 g/t Au over 3.6 m in drill hole DC-87-073 (Anaconda Mining Inc. press release dated May 7, 2014).

The Deer Cove prospect remains open along strike and at depth and is considered prospective for future exploration.

Drilling at the Argyle deposit was completed by the operator between 2016 and 2021. During this period, 16,202 m of diamond drilling comprising 201 drill holes were completed and designated AE-YY-###. In addition, 126 percussion drill holes were completed between 2017 and 2021, totaling 1,821.3 m, with reported hole lengths ranging from approximately 0.5 m to 22 m.

Percussion drill holes are identified in the database by the addition of the letter "P" following the project initial; accordingly, percussion drill holes at Pine Cove are labelled AEP-YY-###.

Collectively, total recent drilling at Argyle (excluding blast holes) comprises 18,024 m in 327 drill holes. This drilling, together with compiled historic drilling, formed the basis for prior Mineral Resource and Mineral Reserve estimates and supported mine development at the Argyle site.

Between 2016 and 2021 several other prospects have been drilled to test geophysical IP or magnetic anomalies, and historical soils and outcrops results such as Pumbly Point, Corkscrew-Big Bear, Corkscrew Road, Goldenville, Animal Pond and Anoroc, totaling 9,065 m in 67 holes. Significant results have been reported in Pumbly Point, Corskscrew-Big Bear and Animal Pond and are described in the 2021 Technical Report (Kuntz et al. 2021).

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Figure 10.6: Drill hole locations from programs completed on the Pine Cove Property

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Figure 10.7: Map depicting drilling and channel sampling for the Stog'er Tight deposit

10.5 Signal Gold Drilling Procedures and Core Sampling

This section summarizes diamond drilling and core sampling procedures published by Signal Gold in its 2022 NI 43-101 Technical Report (Pitman et al., 2020), with an effective date of September 1, 2021. Minimal drilling has been completed on the Property since that time, and the referenced report provides the most current account of drilling procedures applicable to the Property.

10.5.1 Diamond Drilling

Diamond drilling programs, as reported by Signal Gold, were completed using track- and skid-mounted diamond drill rigs, with core sizes varying by program and time period. Historical drilling primarily utilized BQ-sized core, while more recent programs generally employed NQ-sized core, with limited HQ-sized drilling completed for geotechnical purposes. Core recoveries were reported to be generally high due to the competent nature of the host rocks.

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Drill collar locations were surveyed by company personnel using differential GPS and tied to local mine or exploration grids, with coordinates recorded in Newfoundland MTM Zone 2 and UTM Zone 21 (NAD83). Downhole surveys were completed using a Reflex E-Z Shot instrument to measure hole azimuth and inclination at regular intervals. Once completed hole collar locations were marked with a labelled stake denoting the hole number.

Drill core was collected from drill sites daily and transported to centralized facilities for logging, sampling, and storage. Core logging was carried out by company geologists and included both geological and geotechnical data collection, including lithology, sample collection, core recovery, rock quality designation (RQD), and fracture orientation measurements. Core sampling was typically conducted over 0.5 m to 1.0 m intervals using half-core methods. Samples selected for analysis are cut in-half using a core saw. Half of the sample is placed in a sealed plastic bag with the corresponding sample tag, and the other half remains in the core box. Several of these individual samples are then placed in a large rice bag which is also sealed and labelled. As part of the Quality Assurance and Quality Control ("QA/QC") protocol, certified reference material standards purchased from an independent laboratory plus coarsely crushed blank samples are systematically inserted in the sampling stream at a nominal frequency of 1 in 25 for both types. After sampling and logging the remaining core is stored on metal racks at the exploration site. The core samples are transported directly to the Eastern in nearby Springdale, NL by Signal Gold personnel for subsequent analysis.

All drilling completed since 2020 consisted of NQ-sized diamond drilling, producing HQ or NQ core depending on ground conditions. Drill contractors employed standard industry methods, including:

• Detailed geotechnical logging for density and rock-quality assessments

• Continuous core recovery monitoring

Core was logged by Anaconda and Signal Gold geologists for lithology, structure, alteration, mineralization, and veining, following internal protocols aligned with NI 43-101 and CIM standards (Anaconda Mining 2020).

10.5.2 Percussion Drilling

Percussion drilling was utilized during several grade control and delineation drill programs at the Pine Cove Project. Drilling was carried out by NFLD Hard Rok Inc. of Corner Brook, NL. Percussion drill holes were drilled vertically. Drill rods are 3.66 m in length, and four samples are collected per drill rod (4 x 0.91 m samples). The drill holes are sampled from top to bottom, with the exclusion of the overburden, meaning the first sample of bedrock can be less than 0.91 m.

Drilling was conducted using dry methods, with cuttings returned to surface by compressed air and collected using a vacuum system. At the completion of each 0.91 m interval, the vacuum system was shut off, and the collected cuttings were discharged into a 5-gallon plastic bucket. A sample was then collected using a handheld scoop and placed into a sample bag.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	194
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Sample bags were filled to approximately half capacity (approximately 2.5 kg). The bucket and scoop were emptied and cleaned between intervals before sampling resumed.

Each 0.91 m sample was placed in a sealed sample bag containing a uniquely numbered sample tag. Drill hole identification and corresponding sample intervals were recorded in a sample log. Individual samples were subsequently grouped into larger rice bags, which were labelled and sealed for transport.

As part of the QA/QC program, certified reference materials obtained from an independent laboratory and coarse blank samples were inserted into the sample stream at a nominal frequency of approximately 1 in 25 for each type. Samples were transported by Signal Gold personnel to Eastern Analytical Ltd. in Springdale, Newfoundland and Labrador, for analysis, as described in Section 11 of this Technical Report.

Once the drill hole has been completed, a stake is placed next to the collar location with the collar name marked on it. The collar locations are later surveyed using the same methodology as described above for diamond drill holes.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	195
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11. Sample Preparation, Analyses and Security

This section addresses sample preparation, analyses and security within both the Hammerdown and the Pine Cove Properties, and outlines the context under which geological, analytical, and assay datasets generated under multiple corporate owners have been consolidated and evaluated in support of the current Mineral Resource estimates.

Maritime acquired the Pine Cove assets through the acquisition of Point Rousse Mining Inc., a wholly owned subsidiary of Signal Gold. Subsequently, New Found Gold acquired Maritime, resulting in the consolidation of the Hammerdown and Pine Cove project datasets under a single ownership structure.

It is important to note that both Signal Gold (Pine Cove) and Maritime (Hammerdown) utilized the same primary analytical laboratory, Eastern Analytical, for geochemical analysis.

All exploration samples submitted for analysis and used in the Mineral Resource estimate database were prepared and analyzed at Eastern Analytical Ltd. (Eastern Analytical) located in Springdale, Newfoundland. Eastern Analytical is a private laboratory that has been in operation since 1987, is an accredited laboratory meeting the requirements of ISO/IEC 17025, and is independent of Maritime Resources Corp. Based on the historic certificates in Maritime’s possession, it appears that all previous operators also used Eastern Analytical for the preparation and analysis of their exploration samples.

11.1 Hammerdown Property

11.1.1 Sample Preparation - Pre-2012

Based on the historic certificates in Maritime's possession, it appears that the sample preparation procedures used by previous operators is the same as the same sample preparation procedures currently in use by Maritime. Channel samples and drill core samples were delivered to Eastern Analytical and the following sample preparation steps were taken:

• Crush up to 3 kg to 80% of -10 mesh;

• Split to 250 g; and

• Pulverize up to 95% of 150 mesh.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	196
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11.1.2 Sample Preparation - Maritime Resources

Channel samples and drill core samples were selected by Maritime geologists (Figure 11.1). Core intervals were geologically logged, and sample intervals were marked and assigned unique sample identification tags prior to being photographed. Drill core was then cut lengthwise using a diamond saw, with one half retained in the core box as a permanent record for future reference or resampling.

Figure 11.1: Drill core photograph depicting core intervals selected for analysis

Sample intervals were bagged, sealed, and transported by Maritime personnel to Eastern Analytical Laboratories for preparation and analysis. Sample preparation was conducted entirely by laboratory personnel and included the following procedures:

• Crushing of up to 3 kg of material to 80% passing −10 mesh;

• Splitting to obtain a 250 g subsample; and

• Pulverization of the subsample to 95% passing 150 mesh.

At no time were Maritime employees involved in sample preparation procedures at the laboratory.

11.1.3 Analytical Method

Based on analytical certificates in Maritime possession, the analytical methods used by previous operators prior to Maritimes acquisition of the Green Bay Property in 2012 appear to be consistent with, or materially similar to, those currently employed by New Found Gold. at Eastern Analytical Ltd. While specific laboratory instrumentation and reporting ranges may have evolved over time in accordance with industry standards, no material differences in analytical methodology have been identified that would affect the comparability of historical and current assay data.

Gold and silver analyses were completed by Eastern Analytical Ltd. using fire assay with an atomic absorption (AA) finish. At no time were employees of Maritime  involved in sample preparation or analytical procedures. The fire assay with AA finish procedure is summarized as follows:

• A 30 g fire assay employing lead collection and fusion to produce a silver doré bead;

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Newfoundland & Labrador, Canada	197
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• Dissolution of the doré bead in aqua regia digestion followed by analysis by atomic absorption; and

• A typical reporting range of approximately 5 ppb to 30,000 ppb gold.

For samples analyzed under Maritime's programs, the AA instrumentation was calibrated to 20,000 ppb gold. Samples returning values exceeding this limit were re-analyzed following dilution to bring the solution within the calibrated range. Laboratory pipettes and analytical equipment were routinely checked and maintained to ensure analytical accuracy.

11.1.4 Sample Security

Samples were transported in batches contained in sealed rice sacks from the Maritime core facility to Eastern Analytical by company vehicle. Upon receipt of samples, laboratory personnel checked the seals on both the rice sacks and individual sample bags to ensure that sample integrity had been maintained during transport.

Historical drill holes prior to 2012 are stored at the Eastern Analytical Core Facility in Springdale, Newfoundland and Labrador. Drill core from the 2012 to 2025 diamond drill programs completed by Maritime is stockpiled on site at the core facility.

11.1.5 Quality Control & Quality Assurance (Hammerdown Deposit)

The company’s exploration team has implemented a rigorous quality assurance and quality control program (QA/QC) to ensure the validity and integrity of its sampling procedures and data management. The QA/QC protocol applies to all drill holes completed by Maritime from 2017 to the closure date of the database for the MRE (June 16, 2025). Previous drilling campaigns (pre-2012) do not appear to have been subjected to QA/QC protocols. The QA/QC program implemented at Hammerdown includes the insertion of blanks, certified reference materials (CRM), and duplicates at the rate of one control sample in every 10 drill core sample. The resulting insertion rates for blanks, CRMs, and coarse reject duplicates is 1 in 30 samples.

Starting in the 2024 campaign, pulp duplicates were inserted into in the sample stream. Only 40 samples were duplicated, and only four of those are above the cut-off grade of the Mineral Resources.

Maritime personnel reviewed the results of the control samples against set control limits. If the assay value was outside of the control limits, the batch was flagged for review and re-assayed were warranted as a corrective measure and the results of the initial assays were rejected, assuming the control sample had returned an acceptable value within the control limits. The materials used, protocols, control limits, and results are described below.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	198
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Sample Blanks (Hammerdown)

To monitor contamination during the sample preparation and assaying at the laboratory, blank control material was inserted into the sample stream typically every 30th sample. Granite blocks from a local quarry are used as a source of control blank material, which have been proved to assay below 5 ppb gold. The assay was considered a failure if the value was greater than three times the lower detection limit of 5 ppb gold, or 15 ppb gold (0.015 g/t Au). A fail rate of approximately 0.6% of the investigated blanks pertaining to the MRE is observed (Figure 11.2). No major contamination is observed. However, recent drilling shows higher than usual blank values and it is recommended to keep under observation and investigation if this would persist.

Figure 11.2: Blank control chart - Hammerdown Deposit - 2018-2025 drilling campaign

Certified Reference Material (Hammerdown)

Certified Reference Materials (CRMs) were chosen within low, mid and high grade ranges, and are used to monitor the laboratory performance and assess bias on the analytical results. Samples are typically inserted at every 30 samples, alternating between different grade ranges. Commercial CRMs used by the Company include material prepared by Ore Research and Exploration (OREAS) and Canadian Resource Laboratories (CDN), both reputable laboratories for standard material supplying. Minéralis closely investigated seven of the major CRMs inserted in the sample stream and covering various grade ranges between 2018 and 2025. This selection (85% of all CRMs submitted to the primary laboratory) allowed to assess the performance over longer periods and with a representative control population. Table 11.1 shows a summary of the result of these primary CRMs.

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Table 11.1: Summary of major CRM performance results pertaining to the Hammerdown deposit

Certified Standard (CRM)	Number submitted	Certified Value (ppm)	Standard Deviation	Num. of failures	Average of CRM	% Passing
OREAS 218	101	0.531	0.017	0	0.519	100%
OREAS 229b	158	11.95	0.288	15	11.55	91%
OREAS 230	18	0.337	0.013	0	0.327	100%
OREAS 231	185	0.542	0.015	0	0.529	100%
OREAS 233	22	1.05	0.029	0	1.044	100%
OREAS 237	246	2.21	0.054	1	2.148	99.6%
OREAS 242	130	8.67	0.215	5	8.526	96%

Figure 11.3 to Figure 11.9 show the selected CRM performance on a time-series control chart. As seen from CRMs OREAS 229b and OREAS 237 (Figure 11.4 and Figure 11.8, respectively), a slight negative bias is observed for these high and mid grade standards respectively. For OREAS 237, the time control chart shows that a correction to the precision was applied starting at 2024 samples. As seen from OREAS 242, average values were also slightly corrected during the 2024 campaign, but recent results show a more important negative bias that should be closely monitored by the Company.

The QP judges that the slight bias observed over specific period of time should not impact materially the accuracy of the database as whole, especially since the more recent data with lower bias (2024 and 2025) are primarily tight drilling campaign that alleviates a portion of the observed bias. The QP recommends inserting umpire laboratory monitory in the sample stream to validate the assaying at Eastern Analytical Laboratory. In cases of high grade material, alternative assaying methods should tested to validate values in these higher grade ranges (e.g., fire assay with gravimetric finish). All failed standards observed by the QP were promptly addressed to the Company for monitoring purposes.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	200
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Figure 11.3: Sample control chart of CRM OREAS 218

Figure 11.4: Sample Control Chart of CRM OREAS 2229b

Hammerdown Gold Project
Newfoundland & Labrador, Canada	201
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Figure 11.5: Sample Control Chart of CRM OREAS 230

Figure 11.6: Sample Control Chart of CRM OREAS 231

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Newfoundland & Labrador, Canada	202
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Figure 11.7: Sample control chart of CRM OREAS 233

Figure 11.8: Sample control chart of CRM OREAS 237

Hammerdown Gold Project
Newfoundland & Labrador, Canada	203
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Figure 11.9: Sample control chart of CRM OREAS 242

Duplicates (Hammerdown)

As part of the QA/QC program, duplicate samples were included as measures to evaluate the grade variability and to monitor the laboratory consistency throughout drilling campaigns. During early campaigns (2012), no duplicate was inserted into the sample stream and the Company relied on the internal laboratory's control duplicate. Field duplicates (quarter core) were only inserted in the 2018-2019 campaigns. Coarse duplicate, or preparation duplicates, were inserted from the 2019 drilling campaign up to 2025 drilling. Pulp duplicates were inserted during the 2024 drilling campaign.

Field Duplicates

The result of the 2018-2019 field duplicates is presented in Figure 11.10. Out of the 65 samples submitted, only three samples (5%) fall within the 30% half absolute relative difference (HARD) threshold for gold, which is acceptable for field duplicates. As displayed below, most of the field duplicates are of low grade material, below 1 g/t Au. It is recommended that higher grade material is targeted in future field duplicate campaigns to properly assess grade reproducibility.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	204
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Figure 11.10: Diamond drill hole field duplicates - Hammerdown - 2018-2019 drilling campaigns (close-up of <1 g/t Au samples on the right

Coarse Duplicates

Coarse reject duplicates are created by splitting a second cut of the crushed sample following the same protocol and for the same weight as the original sample. The main objective is to determine if splitting procedures are applied consistently or if modifications to sample preparation procedures, such as the crush size of the samples, are required. Due to their particle sizes, preparation duplicates are expected to be less similar than the pulp duplicate samples. The Company inserted coarse duplicates at the rate of one control every 30 routine assay. No clear bias is observed in these populations, and the grades are generally well replicated (R2 of 0.97). However, the population is not representative of mineralization as 95% of assays yield gold grades below 1 g/t Au and 78% are below 0.1 g/t Au. Results are shown in Figure 11.11. It is recommended that the laboratory preparation duplicates target higher grades more representative of the Hammerdown vein mineralization. It is also recommended to compare assays done by fire assays to assay techniques that are more suitable for high grade gold (e.g. fire assay with gravimetric finish).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	205
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Figure 11.11: Diamond drill hole coarse duplicates - Hammerdown - 2018-2025 drilling campaigns (close- up of <1 g/t Au samples on the right)

11.1.6 QP Comments and Recommendations (Hammerdown Deposit)

The QP concludes that the sample preparation, analysis, and security procedures applied by the Company are acceptable. Following the review of QA/QC protocols and results, the QP recommends the implementation of the following protocols or monitoring:

• Monitor recent potential blank contamination.

• Monitor recent CRM (OREAS 242) negative bias.

• Insert umpire laboratory analysis to validate Eastern Analytical Laboratory assaying protocols.

• Higher grade and more representative material selection for coarse and pulp duplicates.

• Continue with field duplicate assaying.

• Test other techniques more suitable for high gold grades, such as fire assay with gravimetric finish and compare results.

The analytical results of blanks, CRMs and duplicate did not expose any significant analytical issues and are suitable to be used in a Mineral Resource Estimate.

11.1.7 Quality Control & Quality Assurance (Orion Deposit)

This section describes the issuer’s sample preparation, analysis and security procedures for the 2011, 2020, 2021 and 2022 diamond drilling programs on the Orion deposit. The Qualified Person (QP) reviewed the QA/QC procedures and the results for the 2020, 2021 and 2022 programs and the results are presented below. The QA/QC results were provided by the issuer.

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While not explicitly documented in this item, the issuer’s sample preparation, analysis and security procedures for the diamond drill programs completed on the Orion deposit are similar to the approach used on Hammerdown.

Since the publication of the 2022 Feasibility Study Technical Report by Maritime, no exploration, drilling, or sampling work has been conducted on the Orion deposit. The Qualified Persons have reviewed the sample preparation methods, analytical procedures, and quality assurance and quality control protocols described in the 2022 technical report and are of the opinion that these methods are in compliance with the requirements of National Instrument 43-101 and accepted industry standards and remain appropriate for the style of mineralization present at the deposit.

Geologists inserted a repeating sequence of control samples consisting of blanks, certified reference materials (CRMs), and duplicate sample tags at a rate of one control sample per 10 drill-core samples. As a result, the insertion rates for blanks, CRMs, and duplicates are one in every 30 samples

(Table 11.2).

Maritime personnel reviewed the results of the control samples against established control limits.

Table 11.2: QA/QC Assays - Orion Gold (2011 and 2020-2022)

QA/QC Sample Type		Nb QA/QC	% Assay Total
	Blank 2011	30	2.49%
	Blank 2020-2022	816	3.74%
Total Blank		846	3.68%
2011	CDN-GS-1	6	2.32%
	CDN-GS-1G	3
	CDN-GS-6	12
	CDN-GS-22	7
2020-2022	OREAS 217	46	3.70%
	OREAS 218	55
	OREAS 228	50
	OREAS 229b	179
	OREAS 230	33
	OREAS 231	153
	OREAS 237	252
	OREAS 242	39
Total Standard		835	3.63%
2011	Coarse-Reject Duplicates	59	4.89%
	Pulp Duplicates	19	1.58%
2020-2022	Coarse-Reject Duplicates	796	3.65%
Total Duplicates		874	3.80%
Total		2,477	10.76%

Hammerdown Gold Project
Newfoundland & Labrador, Canada	207
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Certified Reference Materials (Standards) (Orion Deposit)

Accuracy was monitored by inserting 1 CRM sample every 40 samples during the first phase or every 30 samples during the second one. Maritime employed two CRM control standards sourced from recognized suppliers, including CDN Research Laboratories in Langley, British Columbia, and OREAS North America Inc. in Sudbury, Ontario.

Previous QA/QC reviews identified issues related to batch naming conventions from certain CRM suppliers. Variations in batch names complicated insertion tracking and verification and increased the potential for traceability errors. In addition, historical performance reviews indicated greater variability in results from these batches. To address these issues and improve traceability and QA/QC consistency, Maritime transitioned to OREAS CRMs, which offer clearer batch identification and standardized certification documentation, thereby facilitating quality control management.

A total of 835 CRM standards were analyzed during the Orion drilling programs, comprising 28 standards for the 2011 drilling program and 807 standards for the 2020-2022 drilling programs.

Standards used in 2011 were deemed statistically non-representative due to the limited number of insertions and were therefore excluded from further QA/QC evaluation. Consequently, only the eight OREAS CRM types utilized in the second campaign were retained for detailed assessment. During the 2020-2022 drilling programs, 16 CRMs returned a value above 3SD, all are isolated cases and are not part of failures trends. Table 11.3 documents the results of the CRMs analyzed by each laboratory.

Overall, the results exhibit a slight negative bias in terms of accuracy, with an average bias of -0.03% for representative standards. The overall precision for the CRMs ranges between 0.33 g/t and 11.59 g/t. 16 CRMs show an accuracy greater than 5%; however, these CRMs are represented by very limited data, making it difficult to draw meaningful conclusions.

The CRM results suggest a weak analytical bias at laboratory. The overall accuracy and precision are within industry standards. The QP believe that the results for the CRMs used for the 2011 and 2020 to 2022 drilling programs are reliable and valid.

Table 11.3: Results of standards used in Orion Gold Project (2011 and 2020-2022)

CRM	CRM Value (g/t)	No. of Assays	Average (g/t)	Accuracy (%)	Precision (%)	Outliers	Percent Passing QC
CDN-GS-1	5.07	6	-	-	-	-	-
CDN-GS-1G	1.14	3	-	-	-	-	-
CDN-GS-6	9.99	12	-	-	-	-	-
CDN-GS-22	22.94	7	-	-	-	-	-
OREAS 217	0.338	46	0.33	-0.03	0.02	1	97.83%
OREAS 218	0.531	55	0.51	-0.03	0.03	2	96.36%
OREAS 228	8.73	50	8.53	-0.02	0.02	1	98.00%
OREAS 229b	11.95	179	11.59	-0.03	0.03	0	100.00%

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CRM	CRM Value (g/t)	No. of Assays	Average (g/t)	Accuracy (%)	Precision (%)	Outliers	Percent Passing QC
OREAS 230	0.337	33	0.33	-0.01	0.04	0	100.00%
OREAS 231	0.542	153	0.53	-0.03	0.02	3	98.04%
OREAS 237	2.21	252	2.15	-0.03	0.02	9	96.43%
OREAS 242	8.67	39	8.45	-0.03	0.02	0	100.00%

In the following plot (Figure 11.12), several data points plot near the upper control limit early in the sequence; however, these values remain within acceptable limits and do not indicate systematic bias. Minor variability is observed in the latter portion of the dataset, but all results remain within industry- accepted tolerance limits and are considered acceptable under QA/QC criteria. Subsequent data points return to within-control behaviour, supporting the overall stability of the analytical process.

Figure 11.12: Control chart of Orion OREAS-231

Blanks (Orion Deposit)

Contamination was monitored by Maritime routine insertion of one (1) barren sample for every 30 samples. The blank undergoes the same sample preparation and analytical procedures as the core samples.

A total of 846 coarse blank samples were inserted into the Orion Gold analytical stream for the 2011 and the 2020-2022 drilling programs. Maritime used granite blocks sourced from a local quarry as control blank material that, based on many years of analytical, have consistently assayed below 5 ppb gold. An assay result was considered a failure if the measured value exceeded three times the lower detection limit-10 ppb for the 2011 batch and 5 ppb gold for batches analyzed between 2020 and 2022.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	209
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During the 2011 drill program, all the blanks were half the detection limit. During the 2020-2022 drill programs, only one blank returned an anomalous value (Figure 11.13). As this erroneous blank result corresponds to a low percentage, no investigation has been conducted into the cause of the event.

The QPs are of the opinion that the QC results for the blanks used during the 2011 and 2020 to 2022 drilling programs are reliable and valid.

Figure 11.13: Distribution of blank assay values - Orion Gold (2011 and 2020-2022)

Duplicates (Orion Deposit)

Duplicate samples constitute an essential component of QA/QC evaluation, providing direct insight into the precision and reproducibility of gold assays generated during the Orion exploration program. Two types of duplicates were routinely assessed: pulp duplicates, which measure analytical precision at the laboratory level, and coarse reject duplicates, which evaluate preparation consistency and the influence of sample heterogeneity. A total of 874 samples were submitted, including 19 pulp duplicates and 59 coarse-reject duplicates for the 2011 campaign.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	210
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Figure 11.14 illustrates the results of for the 2020-2022 drilling programs. Five duplicates show an outlying relationship to their original value (the most significant of which are17.26 g/t Au vs 35.86 g/t Au and 7.30 g/t Au vs 10.35 g/t Au). The result was deemed inconclusive due to the high grade of the sample, which can be explain by the nugget effect for high-grade samples. When those samples are excluded, the linear regression shows a very good reproducibility of analyses with a coefficient of determination (R2) of 0.99 and a good accuracy as monitored by the linear regression line.

Figure 11.14: Chart detailing the reproducibility of the results after corrections for the Orion Gold's 2020- 2022 campaign

The analyses conducted during the 2011 campaign produced consistent results for both pulp duplicates and coarse reject duplicates. For the pulp duplicates, linear regression between the original and duplicate values yielded a coefficient of determination (R²) of 0.99, with all data points plotting between the −10% and +10% limits. For the coarse reject duplicates, a coefficient of determination (R²) of 0.9999 was obtained, indicating a high degree of reproducibility for the 2011 Orion deposit dataset.

11.1.8 QP Opinion (Orion Deposit)

The statistical analysis of the QA/QC data did not identify any significant analytical issues. The QPs are of the opinion that the sample preparation, analysis, QA/QC and security protocols used during the drilling programs on the Orion deposit follow generally accepted industry standards and that the data is valid and of sufficient quality to be used for Mineral Resource estimation purposes.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	211
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11.2 Pine Cove Property - Stog'er Tight Deposit

11.2.1 Sample Preparation

At the end of each drilling shift, diamond drill core is transported to the core logging and storage facility located at the Stog'er Tight mine site (Figure 11.15A and B), where it is properly labelled and logged on a daily basis. Core logging includes documentation of core recovery, lithology, alteration, mineralization, and magnetic susceptibility. Sampling is primarily focused on mineralized intervals, with the collection of approximately one-metre shoulder samples on either side of mineralization and, locally, broader sampling of mineralized margins to define the limits of mineralized zones (Bullock, K. et al. 2022 (Signal Gold)).

The core is cut lengthwise using a diamond saw, generally into sample lengths of approximately 1.0 m, with adjustments made to account for core loss or to respect geological boundaries (Figure 11.15C). One half of the core is submitted for analysis, while the remaining half is retained in the core trays for reference. Samples are placed in labelled and sealed sample bags, with full sample traceability ensured through the use of corresponding sample tags. At the laboratory, samples are dried, crushed, and pulverized to produce material with approximately 95% passing 150 mesh, in accordance with standard analytical procedures (Bullock, K. et al. 2022 (Signal Gold)).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	212
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Figure 11.15: Core logging/storage facility Stog'er Tight deposit

Source: Signal Gold Inc., Bullock, K. et al. 2022.

A and B) Core logging/storage facility Stog'er Tight Deposit; B) Core cutting facilities located at the Stog'er Tight deposit

11.2.2 Analytical Method

Fire assay uses a 30 g pulp sample and lead-collection / fusion to refine the total sub-sample into a silver doré bead. The silver bead is then dissolved in an aqua-regia digestion. The elemental analysis is made by atomic absorption spectroscopy ("AA") methods. Samples grading over 100 g/t gold are directed for fire assay-based re-analysis with a gravimetric finish. The 2021 Argyle and 2021 Stog'er Tight Mineral Resources include samples analyzed using AA and gravimetric finish techniques at Eastern (Bullock, K. et al. 2022 (Signal Gold)).

11.2.3 Laboratories

All fire assay gold analyses were completed by Eastern Analytical Services, an independent laboratory located in Springdale, Newfoundland and Labrador, accredited to ISO 17025 standards and recognized by the Canadian Analytical Laboratories Association (CALA). Although the Company operates an onsite laboratory equipped with a LECO CS-230 analyzer, an atomic absorption instrument, and a bottle roll/leach system, this facility is not ISO or CALA accredited and is used exclusively for the analysis of daily blast hole samples. All analytical results used in Mineral Resource calculations were generated by the accredited Eastern laboratory (Bullock, K. et al. 2022 (Signal Gold)).

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11.2.4 Sample Security

Samples were transported in batches contained in sealed rice sacks from the Signal Gold core facility to Eastern Analytical by company vehicle. Upon receipt of samples, laboratory personnel checked the seals on both the rice sacks and individual sample bags to ensure that sample integrity had been maintained during transport.

An extensive library of drill core is maintained at the Pine Cove Site at the Deckers Pond Core Laydown. Core is stored in metal racks and available for future review and sampling.

11.2.5 Quality Control & Quality Assurance

Since the publication of the NI 43-101 Technical Report by Signal Gold. (2022), no exploration, drilling, or sampling work has been conducted on the Stog’er Tight deposit. The QPs have reviewed the sample preparation methods, analytical procedures, and quality assurance and quality control protocols described in the 2022 technical report and are of the opinion that these methods are in compliance with the requirements of National Instrument 43101 and accepted industry standards and remain appropriate for the style of mineralization present at the deposit.

Quality assurance and quality control (QA/QC) measures were implemented to ensure the reliability and integrity of exploration data. These measures included written field procedures and independent verification of key activities such as drilling, surveying, sampling, assaying, data management, and database integrity. Documentation and routine review of QA/QC results form an essential component of the exploration workflow and provide the basis for evaluating data quality throughout the Project.

Analytical QA/QC procedures comprised both internal and external laboratory controls designed to monitor the accuracy and precision of sample preparation and assay results. These procedures also served to identify potential sample sequencing errors and to monitor for contamination during preparation and analysis.

Sampling and analytical QA/QC protocols included the regular insertion of certified reference materials (CRMs), blanks, and duplicate samples within the analytical stream to assess assay reliability throughout the drill programs. In addition, umpire check assays were periodically completed to evaluate potential analytical bias. These checks involved re-assaying a subset of sample pulps and rejects at an independent secondary laboratory.

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Sample Blanks

Contamination is monitored through the systematic insertion of a sterile sample (blank), which follows the same preparation and analytical procedures as the drill core samples. The acceptance limit was set at five times the detection limit (orange line on the graphs).

A total of 316 coarse blanks were inserted into analytical batches during the 2014-2021 drill programs. Signal referred to these as Coarse Blanks. Assuming this means they required crushing, but they did not specify if it was commercially acquired or In-house Blanks.

During the 2014-2021 campaigns (Figure 11.16), a single blank returned an anomalous value, which may be attributable to a data entry or sample submission error during sample registration. The batch containing this blank was not re-analyzed, and the result was not corrected. However, this anomaly was reported to the issuer for follow-up. This erroneous result represents a very small proportion of the total blank results.

Figure 11.16 presents the blank results from the 2014-2021 drill programs.

The Qualified Persons are of the opinion that the quality control results for the blanks used during the issuer's 2014-2021 drill programs are reliable and valid.

Figure 11.16: Graphic illustrating blank results from 2014-2021 drill programs

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Certified Reference Materials

The definition of a QC failure is when an assay result falls outside ±2SD (using the cumulative analytical standard deviation reported on the CDN certificate). Gross outliers are excluded from the standard deviation calculation.

Non-compliances with quality assurance/quality control (QA/QC) protocols are documented, and the sample batch from which the non-compliances originate is re-analyzed using a newly inserted certified reference material (CRM) sample provided by the Company's geologists. Once the sample batch has met QA/QC protocols, the analytical results are then incorporated into the geological database.

For the 2014-2021 drill programs, a total of 316 standards were assayed using 7 different CRMs. The grades of the standards ranged from 0.968 g/t to 9.59 g/t gold.

A total of four standards returned results outside ±2SD, for an overall success rate of 99.2% (Table 11.4). For standards represented by fewer than 25 samples, the relative standard deviation reported by CDN Resource Laboratories Ltd. was used. The identified outlier values, which are considered isolated, may potentially be attributable to data entry, sample submission, or sample handling errors. These anomalies were reported to the issuer for follow-up purposes.

Overall, the results exhibit a slight negative bias in terms of accuracy, with an average bias of −1.31% for representative standards. The overall precision for the CRMs ranges between 2.0% and 2.9%. Two CRMs show an accuracy greater than 5%; however, these CRMs are represented by very limited data, making it difficult to draw meaningful conclusions.

The QPs are of the opinion that the QA/QC results for the standards used during the issuer's 2014-2021 drill programs are reliable and valid.

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Table 11.4: Results of standards used in the 2014-2021 drill programs

CRM	CRM Value (g/t Au)	Quantity Inserted	Average (g/t Au)	Accuracy (%)	Precision (%)	Outliers	Gross Outliers	% Passing Outlier
CDN-GS-1M	1.07	47	1.0478	-2.1	2.9	0	1	97.9
CDN-GS-1U	0.968	27	0.9717	0.4	7.2	0	0	100.0
CDN-GS-1W	1.063	68	1.0381	-2.3	2.8	0	1	98.5
CDN-GS-10E	9.59	118	9.333	-2.7	2.2	0	2	98.3
CDN-GS-9A	9.31	16	9.3444	0.4	2	0	0	100.0
CDN-GS-9D	9.43	21	9.3005	-1.4	2.6	0	0	100.0
CDN-GS-1Z	1.155	19	1.1379	-1.5	7	0	0	100.0

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Duplicates

No field duplicates were inserted during the core logging and sampling phases at the Stog'er Tight deposit (Bullock, K. et al.2022) (Signal Gold)). However, 85 samples were submitted to ALS as an inter- laboratory check of the initial assay results received from Eastern. The samples consisted of pulp material derived from previously assayed diamond drill core that returned initial fire assay grades greater than 0.5 g/t gold. ALS analyzed the submitted pulp samples using the Au-AA23 and Au-ICP21 analytical methods. Overall, gold grades were accurately reproduced by ALS when compared to the initial results reported by Eastern (Figure 11.17).

Figure 11.17: Stog'er Tight deposit, lab-lab duplicates gold (g/t)

Source: Signal Gold Inc., Bullock, K. et al. 2022.

11.2.6 QP Opinion

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The statistical analysis of the QA/QC data did not identify any significant analytical issues. The QPs are of the opinion that the sample preparation, analysis, QA/QC and security protocols used during the 2016-2024 drilling programs on the Stog’er deposit follow generally accepted industry standards and that the data is valid and of sufficient quality to be used for Mineral Resource estimation purposes.

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12. Data Verification

12.1 Hammerdown Deposit

12.1.1 Site Visit

The QP of the Hammerdown MRE visited the Project site on two occasions: in May 12 to May 13, 2025, and in October 15 to October 16, 2025. During these site visits, the QP inspected mineralized intervals and QA/QC protocols, and conducted field checks of drill hole collars and surface mineralization. Core storage and core logging facilities were also inspected. The QP was accompanied by Maritime personnel: Jason Flight, P.Geo. (Senior Project Geologist), Larry Pilgrim, P.Geo. (Project Manager, NL Properties) and Paul LeGrow, P.Geo (Geologist).

During the first site visit, no drilling was actively being conducted. During the October site visit, a newly commissioned Reverse Circulation (RC) drill rig was actively running (Figure 12.1).

Figure 12.1: RC drilling activities ongoing during the site visit

Source: Minéralis 2025.

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A selection of drill collars was visited by the QPs and independently verified using a handheld GPS. The comparison between the results and the database is shown in Table 12.1 and an example of a drill collar is shown in Figure 12.2. A total of 14 collars from different drilling campaign and areas were collected: historical drilling (MS series), Maritime drilling (MP- and HD-GC series), close-spaced drilling (HD-GC series), and one channel sample (WIS-21-CH-01). All collected collar marks are within a 5 m range, which is acceptable given the precision of a handheld GPS. All inspected Maritime holes were properly identified with metal tags and wooden stakes. Inspected historical holes were also identified with wooden stakes with proper hole number identification. During both site visits, the QP also inspected outcropping veins and was able to verify the continuity, width and sometime anastomosing nature of veins. As seen from Figure 12.3, the veins are generally visually well defined from the country rock, which will help mining operators in segregating ore from waste. Dilution control, confirmed by field observations, will be critical during mining.

A series of drill holes was selected by the QP prior to the site visits for inspection of mineralized intervals, gold grades, mineralization, alteration and geological logging. Drill holes inspected covered the Hammerdown, Wisteria and Rumbullion areas (drill holes ID: MP-20-84, MP-20-157, MP-21-185, MP-21- 188, HDCG-24-006, HDGC-24-038, HDGC-25-177 and HDGC-25-235). Figure 12.4 shows typical quartz veining with pyrite and associated alteration (muscovite/sericite and calcite) creating a light bleaching halo around the Hammerdown veins. Figure 12.5 shows typical disseminated mineralization of the Wisteria area and associated sericite and pyrite alteration. The intense deformation of the area is also well noted in this example with tight foliation and crenulation cleavage. During the core inspection, the presence of gold mineralization was easily identified with the presence of quartz veining and/or alteration.

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Table 12.1: Validation of drill collar coordinates (NAD 83, UTM Zone 21N)

Hole-ID	GPS East	GPS North	DB East	DB North	Delta X (m)	Delta Y (m)	Delta XY (m)
HD-GC-20-13	554,939	5,489,070	554,940	5,489,070	0.6	0.1	0.58
HD-GC-20-17	554,920	5,489,088	554,920	5,489,090	0.0	1.6	1.60
MP-19-73	554,814	5,488,963	554,813	5,488,962	0.6	1.4	1.56
MP-20-121	554,920	5,488,975	554,920	5,488,975	0.0	0.0	0.01
MP-20-128	554,808	5,488,957	554,810	5,488,955	2.0	1.6	2.55
MP-20-132	554,919	5,488,999	554,920	5,488,999	1.0	0.3	1.10
MP-20-156	554,936	5,489,081	554,935	5,489,082	1.3	1.0	1.66
MP-20-98	555,205	5,489,057	555,205	5,489,058	0.1	1.2	1.21
MP-21-191	554,808	5,489,014	554,809	5,489,011	0.9	3.4	3.49
MP-22-213	554,814	5,488,985	554,814	5,488,986	0.1	1.2	1.17
MS402	555,142	5,489,064	555,141	5,489,062	1.2	1.8	2.15
MS-93-71	555,156	5,489,070	555,157	5,489,069	0.9	1.3	1.57
MS-94-90	555,194	5,489,082	555,192	5,489,082	2.2	0.2	2.23
WIS-21-CH-01	554,835	5,489,017	554,836	5,489,015	0.7	1.9	2.02

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Figure 12.2: Example of drill hole collar

Source: Minéralis 2025.

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Figure 12.3: Example of an outcropping vein

Source: Minéralis 2025.

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Figure 12.4: Drill hole HDGC-24-006 (38.5 m depth) showing Hammerdown style mineralization

Source: Minéralis 2025.

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Figure 12.5: Drill hole HDGC-24-038 (8 m depth) showing Wisteria style mineralization

Source: Minéralis 2025.

12.1.2 Drill Hole Database Verification

The QP undertook a drill hole database verification which consisted of assay certificate checks against the Leapfrog database and the historical database, QA/QC results validation and 3D inspection of drill hole collars, downhole surveys and relevant geological tables (assays, lithology).

Approximately 10% of the assay database of the Hammerdown deposit was verified against the original assay certificate for gold. No errors were found in the course of this validation. Downhole surveys of historical holes, with fewer measuring points, were found to be well replicated by recent, near-surface drill holes with more frequent downhole survey measuring points. It is recommended to undertake validation drilling at depth to validate historical holes with more precise downhole surveys. Minor overlapping errors were found, but they are all related to areas outside of the MRE footprint. No errors were found in the collar and assay database. The procedure employed by SLR required exporting and re-importing the assay database in the Leapfrog Project. Checks were performed to ensure that proper grades were assigned (zeros and blanks), and the database was found to be accurate, and representative of the rules set for unsampled intervals as specified in Section 14.

Quality control data was reviewed entirely by Minéralis. The QP conclusions and recommendations are presented in Section 11. All potential errors were promptly communicated to Maritime personnel. No major errors were found and most of the issues raised are conservative in nature (results lower than anticipated grade for a specific standard).

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12.1.3 Ancillary Data Verification

Since Hammerdown is a past operating mine, the mined-out shapes used for depletion were thoroughly reviewed. It was found that while the overall location of the digitized stopes and development are generally well positioned, local misplacements are observed. In the 2022 FS MRE (JDS 2022), several areas outside of the mined-out shapes have been manually depleted in addition to those inside the stopes. Further investigation by Minéralis yielded new shapes for additional depletion. Figure 12.6 shows an example of stope misplacement relative to the mineralization model. In this example, all material close to the historical stope was depleted. The offset is more apparent far east from the center of the stopes and at depth. Following this review, individual stope panels with lower confidence were identified and the classification was corrected to reflect the lower level of confidence. The QP recommends an infill drill program to derisk these zones and confirm stope placement, as well as the presence of mineralization on the hanging wall and footwall of the historically mined stopes, as often seen where recent drilling was completed near surface.

Figure 12.6: Example of historical stope (grey outline) and mineralization model

Source: Minéralis 2025.

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12.1.4 QP Comments and Conclusion

In the opinion of the QP, the drilling, sampling and QA/QC procedures are of acceptable quality to support a Mineral Resource Estimate. Field and core observations confirms the geological interpretation and the past operating history of Hammerdown confirms the continuity of mineralization. The QP recommends undertaking a derisking drilling campaign to confirm stope placement, especially at depth in later mining phases. As noted by recent Maritime drilling, some vein material remains at the peripheral edges of the historical mining.

12.2 Stog'er Tight Deposit

This section outlines the data verification process on the Stog'er Tight Deposit, which is primarily based on the diamond drill hole database used in the resource estimates previously disclosed in the 2022 NI 43-101 Mineral Resource Estimate (MRE). No additional works have been made to the resource estimation since 2022 and the last MRE.

Data verification included a personal inspection by the QP, a visit of the Project, outcrops, exploited pits, and core logging facilities as well as an independent review of the data for selected drill holes (assay certificates, QA/QC programs and results, downhole surveys, lithologies, alteration and structures).

12.2.1 Site Visit

One of the QP, James Guiraud, P. Geo., conducted a site visit on October 5 to 10, 2025, in support of the 2026 MRE (this report). The historical work subject to verification consisted of drilling data from the 2014 to 2021 programs, which were utilized in the 2022 Mineral Resource Estimate (MRE). This data underwent a comprehensive review and validation by the Qualified Person (QP).

During the site visit, data verification included a general visual inspection of the Property, the different pits exploited during the former mine operation, a field review of geological and structural features observed on the outcrops. The logging and sawing facilities observed during the site visit are located at Pine Cove and are not the ones used during drilling operations at Stog'er Tight. These still exist, but they have not been maintained and lack basic utilities such as running water and electricity since mining and exploration activities ceased.

Some hole casings have been viewed during the field visit and collar coordinates, recorded internally by Signal Gold's differential GPS, appear to be satisfactory and well controlled by a handheld GPS during the 2022 MRE. However, the QP remarked that no independent survey had been conducted by a licensed professional to confirm collar coordinates. At this stage of the project, the QP recommends completing this work to ensure with certification the collar coordinates, mostly before the future infrastructure and mining operation. Some elevation differences have been observed on collars from historical drilling program from Noranda on Fox Pond as well as in some collar on dry land from with the actual topography Figure 12.7). Drilling conducted more recently in 2021 shows minor variation in altitude from collar located on the Camp Pond between database used for 2022 MRE and the current database (Figure 12.7). A major altitude variation of 20 m for BN-17-284 between the actual topography has been observed. Although these discrepancies have a minor or no impact on the MRE, these elevation differences must be corrected or validated, which can be done by an independent surveyor.

A selection of drill hole casings were inspected during the field visit and collar coordinates, recorded internally by Signal Gold’s differential GPS, appear to be satisfactory and well controlled by a handheld GPS during the 2022 MRE. However, the QP remarked that no independent survey had been conducted by a licensed professional to confirm collar coordinates. At this stage of the Project, the QP recommends completing this work to ensure with certification the collar coordinates, mostly before the future infrastructure and mining operation. Some elevation differences have been identified in collars from historical Noranda drilling programs at Fox Pond, as well as in some dry land collar locations when compared  against the current topographic surface Figure 12). Drilling conducted more recently in 2021 shows minor variation in altitude from collar located on the Camp Pond between database used for 2022 MRE and the current Figure 12). A major altitude variation of 20 m for BN-17-284 between the actual topography has been observed. Although these discrepancies have a minor or no impact on the MRE, these elevation differences must be corrected or validated, which can be done by an independent surveyor.

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Figure 12.7: Differences in collar elevation

A) Elevation differences between collars with a 5 m offset on the collars located on Fox Pond from the Noranda drilling program; B) Similar discrepancies in collars elevation were observed in the Noranda drilling program, but these were located in the eastern part of the property, on dry land.; C) Collars located on the Camp Pond from 2021 drilling program reveal a 2 m elevation difference between database used for 2022 MRE and the current database.

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Almost all drill cores from the Stog’er Tight deposit have been removed from the site to be stored by Maritime at the historic Pine Cove mine facilities (Figure 12.8). The core boxes were found to be in good order and properly labelled stored in core racks. Over time and due to weather conditions, some core boxes have lost their metallic labels without making it difficult for review. With the assistance of one of their technicians and geological team, the core was accessed for validation purposes at the Pine Cove core shack (Figure 12.8).

Figure 12.8: Site Visit of October 2025 to the project facilities

A) Core boxes storage of the Stog'er Tight deposit at the Pine Cove mine site; B) Core shack at the Pine Cove mine used to review Stog'er Tight core rocks during the QP visit.

At the Pine Cove core shack, the QP examined selected mineralized core intervals from drill holes conducted between 2014 to 2021, reviewed the QA/QC program and the descriptions of lithologies, alteration and mineralization. The QP also performed independent check assays on selected intercepts.

12.2.2 Core Review

Particular attention was given to drilling conducted within future exploitation outline pits, which comprise thirteen drill holes that were reviewed conducted between 2014 to 2021. These drill holes were revisited with the aim of accurately identifying various lithologies, vein emplacement types and structural characteristics. About 740 m of core was carefully validated, encompassing the primary lithologies outlined in the log. The validation including also down-hole surveys, sample intervals, and ‑cross referencing with assay certificates (Figure 12.9).

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Figure 12.9: Drill core review

A) Review of a gold mineralized interval from drill hole BN-14-215 ; B) Gold mineralized interval resampled for the 2022 MRE NI-43-101 from BN-21-422 from 32.3 m to 47.9 m ; C) Sample tags comprising a CRM and a blank of the QA/QC from drill hole BN-21-443 from 47 m-48 m D) Assay ticket and metallic sample tag stapled on a core box from drill hole BN-16-236 from 25 m-26 m.

The sample tags were still present, however, some inscriptions had been erased over time, but most were visible, especially those with a metallic sample tag. The wooden blocks at the beginning and end of each drill run, expressed in foot for the older ones or in metres, were still mostly in their boxes and corresponded to the indicated footage on each box.

No significant issues were identified during the site visit, just some minor inconsistencies were detected during this validation process such as the database management due to the transition into a more recent and reliable software system. The QP recommends correcting minor inconsistencies in the current merged database using raw data or corrected source files.

The QP validated the sample numbers and confirmed the presence of mineralization in the reference half-core samples. The geological description reported in the database is complete and of good quality with the industry standards. Overall, the description in the log and the defined geological interval correspond to the rocks observed during the site visit and are satisfactory. However, some geological features such as vein intervals, alteration and deformation are not recorded in a specific table.

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The drill holes were not fully sampled as many holes may have three to four sampled intervals or even more. During the site visit, the QP observed that some altered rocks with veins in many holes deserved to be sampled (Figure 12.10). The QP recognized that contrary to high-grade zones, moderate and low- grade mineralized zones are difficult to confirm without sampling. Some mineralized zones appear to be discontinuous between holes and between sections but could be explained by this unsampled intervals.

This under-sampling could explain some gaps in the 2022 MRE wireframe as well as for the reinterpreted wireframe (this report). The QP strongly recommends sampling all vein systems, alteration zones and gabbroic facies that have not been analyzed, but it may be preferable to conduct a complete sampling of the holes.

Figure 12.10: Under-sampling interval example observed in drill holes

A) Interval from drill hole BN-21-422 boxes #17-20 from 64.6 m to 81.4 m revealing a strongly altered interval comprising some quartz veins similar to those found in the mineralized area with some contains some pyrite dissemination in the host rock ; B) Picture A close-up showing a quartz-ankerite vein with pyrite dissemination ;

C) Location of the specified interval that could explain the gap in the historical wireframes.

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12.2.3 Independent Resampling

In October 2025, the QP conducted resampling of selected intervals from the 2014, 2016 and 2020 drilling programs. During the core review, the remains half-splits were collected by the QP as representative samples for re-assaying. The samples were identified and marked based on previously sampled intervals. They were individually placed into plastic sample bags with a laboratory sample tag, packaged together and send to Eastern Analytical Laboratory in Springdale (NL) using the Company's analytical procedures.

Figure 12.11: Independent resampling cores 2025

A) Half-core sample taken from hole BN-14-210 from 16 m to 17 m. B) The six bagged samples from Norda resampling.

Six samples from five drill holes were analyzed for gold using fire assay with AA finish (Au-FAA30) (Figure 12.11). The certificate included one certified reference material from the laboratory (OREAS L14).

A total of six original-duplicate pairs were compared (Table 12.2; Figure 12.12) showing a linear regression slope of 0.37 and a correlation coefficient of 78%. The original-duplicate pair from the high- grade ore interval sampled shows significant variation (original: 74.4 ppm Au vs duplicate: 34.9 ppm Au). This sample explains the low value of the regression slope. Despite some discrepancies, the results indicate acceptable reproducibility and confirm the gold content of the mineralized intervals. The QP considers the Stog'er Tight database reliable and valid for this type of gold project.

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Table 12.2: Independent sampling list

Hole ID	From (m)	To (m)	Original Sample ID	Check Sample ID	Original Certificate ID	New Certificate ID	Original Assay Au ppm	New Assay Au ppm
BN-20-309	42	43	458464	3602	595-2023343 - Rush	B25-1786	2.729	5.959
BN-20-309	50	51	458014	3603	N.D.	B25-1786	74.4	34.9
BN-14-210	16	17	141795	3604	595-1408220	B25-1786	2.24	1.032
BN-16-236	8	9	202328	3605	595-1611449	B25-1786	8.79	18.993
BN-20-333	14	15	458414	3606	595-2023343	B25-1786	8.58	9.422
BN-20-335	86	87	458538	3607	595-2023475	B25-1786	6.37	14.841

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Figure 12.12: Linear graphic comparing originals to Norda duplicates (6 samples)

12.2.4 Database

After initially inheriting databases from the previous owners, Maritime reviewed all the coordinates, assay results and geological data. The databases were previously in Gemcom-Surpac Version 6.2.1® (SurpacTM) format and were compiled and imported in MxDeposit format by Maritime. Other original information is available in paper logs.

The Stog'er Tight database contains 523 diamond drill holes (35,263.0 m) and 184 destructive drill holes (3,357.1 m) totalizing 707 drill holes (38,620.1 m). The database includes 108 historical drill holes (10,561.6 m) completed prior to 2000 and 559 drill holes (28,039.35 m) drilled between 2000 and 2021.

Historical and recent drilling program information was reviewed, and digital records of historic drilling were checked for both consistency and accuracy against the original source documents. All drill hole data were exported as Comma-separated values spreadsheet files (.csv) from MxDeposit and reviewed digitally using a combination of Leapfrog deposit modelling software and Excel files.

12.2.5 Drill Hole Locations

Collar position coordinates and azimuths are presented in the database using the local projection used in the area, the MTM projection system (Newfoundland Modified Transverse Mercator EPSG: 32182 - NAD 83 / MTM Zone 2) but are also available in more conventional projection system, the UTM projection (Universal Transverse Mercator EPSG: 26921- NAD 83 / UTM Zone 21).

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The spatial location of most of the historical drill collar data is usually referenced with the Stog'er Tight mine's grid. More recent drill collar location tied to and aligned with this mine grid. Location of the historical drill hole in the mine grid projection have been converted into MTM and UTM projection systems using combination of field validation and digitized from historical maps georeferenced by Anaconda Mining.

The coordinates of 46 holes were validated by the QP (6.5% of total drill holes) using cross validation from coordinates available in the headers of the paper log as well as from past drill holes maps and then compared to the database. There is a discrepancy in one drill hole (BN-20-343) between the maximum depth indicated in the paper log (144 m) and that indicated in the database (174 m). For all the 46 holes selected, there is no independent surveyor certificates and there is no paper log for the 8 destructive drill holes selected. The validation reveals no major issues and the collar locations in the databases are considered adequate and reliable.

12.2.6 Downhole Survey

Since 2014, downhole surveys are completed using a Reflex EZ-Shot with azimuthal and inclination deviation readings taken every 30 m down the hole during the drilling and records the results digitally. Acid tests were obtained at the bottom of each hole for the drilling programs before 2000. Downhole surveys were conducted on most of the holes except for the vertical destructive drill holes and on the BQ short diamond drill hole program conduct in 2010 by Tenacity.

The survey information was verified for 5% of the database reveals no discrepancies. No original certificates or measurement raw files have been preserved.

12.2.7 Historical Holes Assays

For the historical holes, those before 2014, only paper logs as pdf, were available for validation by the QP. The validation of the historical assays, which consisted of comparing the values recorded in the log with those in the database, revealed no major incongruities. The QPs compared statistically the historical assays to recent assays to verify and validate the quality of the historical data for these holes.

The historical data represent 4% of the assays (>= 0.1 g/t Au) inside the mineralized zones used for the MRE 2025 for the Stog'er Tight deposit. The cumulative probability plots show a relatively good correlation between 0 and 10 g/t Au with an overall under-estimation of historical values compared to recent assays. Above 10 g/t Au, the cumulative probability plots show an abrupt proportion of higher grades in the historical assays and stop above 15 g/t Au, while the distribution of the recent assays remain continuous and reaches a stationary limit above 40 g/t Au (Figure 12.13). These discrepancies could be explained by the lower precision for high-grades values in historical analysis techniques.

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Figure 12.13: Cumulative probability plot for gold in recent and historical assays (filter >=0.1 g/t Au, in mineralized zones of the 3D model)

12.2.8 Signal Holes Assays

The authors were given access to the assay certificates for all drilling programs since 2014. The certificates were obtained directly from Maritime. The verified holes represent 8% of the holes used in the 2026 MRE database and comprise 1,222 validated samples of the 16,726 samples within the database. The holes were selected based on their representativeness in terms of the drilling program they were part of and their geographical position with respect to the interpreted mineralized zones.

Minor discrepancy like rounded values or detection limit and other of the type normally encountered in a project database were identified and corrected.

12.2.9 Conclusion

Overall, the QP is of the opinion that the geological setting and the data verification process, including results from the independent re-sampling program and 2025 site visit, demonstrate that the Project data are acceptable. The QPs consider the 2025 database to be valid and of sufficient quality to support the 2026 MRE (this report).

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However, the QP proposes some suggestions that may be appropriate for future Mineral Resource Estimate: 1) data collected on geological characteristics (i.e. vein intervals, alteration, deformation, mineralization) should be recorded in specific tables that could be used to interpreted gold grade distributions and improve geological understanding of Stog'er Tight deposit; 2) to conduct an infill sampling program on existing drill cores; 3) to correct minor inconsistencies in the current merged database using raw data or corrected source files; 4) to proceed to an independent surveyor to confirm collar coordinates for the majority of holes with remaining collar.

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13. Mineral Processing and Metallurgical Testing

13.1 Introduction

The metallurgical test work carried out to support the development of the Hammerdown Gold Project and which creates the basis of this section has been summarized, managed and directed by Stacy Freudigmann P.Eng. F.Aus.IMM. of Canenco Consulting Corp.

13.2 Testing and Procedures

A number of test work programs have been undertaken on the project since 1999, as illustrated in Table 13.1.

Test work programs have been completed by independent reputable metallurgical laboratories, using core samples from exploration drilling and bulk samples from core and surface trenching, and have included but are not limited to, characterization and mineralogical studies, comminution studies, sorting tests, gravity concentration tests, flotation and leach tests.

In previous project development phases prior to the latest metallurgical program completed in 2025, testing was undertaken on composites blended from vein material, sampled from drill core representing areas of the deposits on the Hammerdown Property. More recent test work, through the 2024-2025 Feasibility Study metallurgical program, was carried out on numerous composites created from drill core of the Hammerdown (HAM or HD) (including the Wisteria (WIS) zone), Orion (ORN) and Stog'er Tight (STO) zones, selected to represent the grade, lithology, and spatial aspects of the resource. Testing on these composites was designed to understand the downstream metallurgical changes from the introduction of the Pine Cove Mill flowsheet with optimizations to that flowsheet. The resulting test work data and more closely defined process variables were then used to further refine the previously determined process flowsheet that produces doré and update the metallurgical performance evaluating the gold recoveries.

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Table 13.1: Summary of test work completed

Year	Laboratory/ Consultant	Report No.	Mineralogy	Sorting/ Gravity	Comminution	Flotation	Leaching	Dewatering/ Detox	Other
1999	Lakefield Research Ltd.	-	-	X	X	-	X	X	ABA
2001-04	Nugget Pond Plant Operations	-	-	-	-	-	X	-	-
2019	Research & Productivity Council. (RPC)	MIS-J10013	-	-	X	X	X	X	-
2019	Canenco Consulting Corp.	TMPFS001 TMPFS002	-	X	-	-	-	-	-
2020	Lakefield Research Ltd.	-	-	X	-	-	-	-	DMS
2020	Canenco Consulting Corp.	TMPFS003 TMPFS004	-	X	-	-	-	-	-
2021	Canenco Consulting Corp.	TMFS001	-	X	-	-	-	-	-
2022	Tomra Sorting Gmbh	O2024-19	-	X	-	-	-	-	-
2022	ALS Metallurgy Kamloops	KM6690	-	-	X	-	-	-	-
2022	Base Metallurgical Laboratories Ltd.	-	-	-	-	-	-	X	-
2022	Blue Coast Research Ltd.	PJ5330	X	-	X	X	X	X	-
2024	Base Metallurgical Laboratories Ltd.	BL1582 BL1688	-	-	X	X	X	X	Merrill Crowe
2025	Base Metallurgical Laboratories Ltd.	BL1688	-	X	X	X	X	X	Merrill Crowe
2025	Woodgrove Technologies Inc.	24325	-	-	-	X	-	-	-
Source: Canenco 2026.

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13.3 Mineralogical Evaluations

For historical mineralogical analyses prior to 2026, please refer to previous technical reports such as the April 15, 2020 NI 43-101 Technical Report "Hammerdown Gold Project, Newfoundland and Labrador, Preliminary Economic Assessment", and the August 15, 2022 Feasibility Technical Report "Hammerdown Gold Project".

13.4 Test Work

13.4.1 Historical Metallurgical Testing

From 2019 through to 2022, four bulk samples, together representing approximately 5.9 tonne of material, have been tested for sorting response. During the Feasibility Study program in 2022, a 2.6 tonne bulk sample of Hammerdown mineralization, a 0.9 tonne bulk sample of Orion mineralization, and 11 variability composites (VC) ranging in mass from 54-190 kg for a total mass of 1,267 kg, were tested for their sorting response. These samples were selected from bulk surface trenching and drill core to spatially represent the deposits and the range of gold grades and lithologies as they were then understood.

Figure 13.1: Overall sorting circuit recovery for Hammerdown and Orion mineralization

Source: Canenco 2022.

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The overall gold recovery results, as illustrated in Figure 13.1,for using both the bulk and variability composites sampled to date, provided a design target of ~95% gold recovery to the sorted product while rejecting ~40% of the feed to the sorting circuit from the Hammerdown samples and 15% of the feed to the sorting circuit from the Orion samples. It was observed that the Wisteria and Orion samples had similar sorting responses and that the gold mineralization was more finely disseminated within these zones.

The main results include:

• The Bulk sample from Hammerdown grading at approximately 11 g/t Au, achieved screening and sorting gold recovery of 98% to the final product, (i.e., screen undersize (fines) and sorted product combined). There was an approximate gold grade upgrade of 53% to 17.3 g/t Au while 36% of the feed mass was rejected as waste grading 0.76 g/t Au. The screen fines were observed to often have a similar grade to the feed of which they comprised 20% of the mass.

• The average of the Variability Composites from Hammerdown grading at approximately 3.4 g/t Au, achieved screening and sorting gold recovery of 93% to the final product. There was an approximate gold grade upgrade of 61% to 5.4 g/t Au while 42% of the feed mass was rejected as waste grading 0.56 g/t Au. The screen fines were observed to often have a slightly lower grade to the feed of which they comprised 12% of the mass.

• The Bulk sample from Orion grading at approximately 1.5 g/t Au, achieved screening and sorting gold recovery of 82% to the final product. There was an approximate gold grade upgrade of 25% to 1.9 g/t Au while 35% of the feed mass was rejected as waste grading 0.78 g/t Au. The screen fines were observed to have a similar grade to the feed of which they comprised 18% of the mass.

13.4.2 Comminution

The historical comminution work on sorted material indicated that the Crushing Work Index for the Hammerdown mineralization was soft-medium hard at 10.7 kWh/t. The abrasion indices indicated potential for the Hammerdown mineralization to be medium-very abrasive at 0.496 g while the Orion material is considered only slightly abrasive at 0.207 g. The Semi-Autogenous Grinding (SAG) Mill Comminution (SMC) tests returned Axb results of 70.6 and 34.6 for Hammerdown and Orion, respectively, indicating that the Hammerdown is very amenable to SAG milling while the Orion material, although would mill, is relatively less amenable.

Table 13.2: Bond ball mill work index results

Composite	Closing Screen Size (CSS) (micron)	~P80 Grind Size (micron)	Bond Wi (kWh/t)
MC2 - HAM	75	50	16.9
MC2 - HAM	106	75	16.9
MC2 - HAM	150	106	16.9
VC1 - HAM	106	75	16.4

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Composite	Closing Screen Size (CSS) (micron)	~P80 Grind Size (micron)	Bond Wi (kWh/t)
VC2 - HAM	106	75	14.5
VC4 - HAM	106	75	16.4
VC5 - HAM	106	75	15.7
VC6 - HAM	106	75	17.7
VC7 - HAM	106	75	15.7
VC8 - HAM	106	75	16.7
VC9 - ORN	106	75	16.0
VC10 - ORN	75	50	17.4
VC11 - ORN	75	50	15.4
VC12 - ORN	75	50	16.3
MC2 - ORN	75	50	16.2

Source: Canenco 2022

The Ball Mill Bond Work Index (BWi) (Table 13.2) 75th percentile for the different zones from this test work is 16.9 kWh/t and 16.3 kWh/t for Hammerdown and Orion, respectively. These are both considered to be medium-hard mineralization.

The results from the IsaMill fine grinding test undertaken on the Hammerdown master composite at ALS Metallurgy in Kamloops and illustrated in Figure 13.2 aligned well with the Bond results, indicating that a primary grind P80 of approximately 50 microns would have a Specific Energy of approximately 17 kWh/t.

Figure 13.2: IsaMill test graph

Source: ALS Metallurgy Kamloops 2022.

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13.4.3 Grinding and Leach Parameters - Test Program PJ5330

Through 2021 and 2022, the historical feasibility metallurgical program was undertaken at Blue Coast Research Ltd. in Parksville, with portions completed at Base Metallurgical Laboratories in Kamloops, British Columbia, Canada. A summary of the main results of that test program as they pertain to milling through a Whole-Ore-Leach (WOL) process flowsheet follows. It was observed during the test program that metallurgically, mineralization from the Wisteria zone responded similarly to the Orion deposit mineralization, and thus the results are often combined together through the summary.

The grind-leach recovery relationship was repeated during this program, and the results align well with the previous historical data.

Figure 13.3: Overall average gold recovery on different mineralization under varying conditions

Source: Canenco 2022.

Grinding the Master Composite finer from a P80 of approximately 75 microns to 50 microns, increases overall average gold recovery on Hammerdown, Orion and Wisteria zone mineralization, by approximately 1.5%, 2.5%, and 4.3%, respectively, as shown in Figure 13.3. At that finer grind and with oxygen in the leach, the average overall gold recovery increases again to 96.0%, 90.9%, and 90.6%, while significantly increasing leach kinetics, i.e., leaching was essentially complete in 12 hours or less. At the grind P80 of approximately 75 microns, the average Hammerdown and Orion gold recoveries are approximately 92.1% and 85.5%, respectively.

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Figure 13.4: Overall average gold recovery on Orion with carbon-in-leach

Source: Canenco 2022.

The test results in Figure 13.4 indicated that carbon-in-leach (CIL) had minimal benefit on the Hammerdown or the Wisteria mineralization, however it increased the average gold recoveries on the Orion deposit material by approximately 3% from 90.9% to just over 93.9%.

Figure 13.5: Effect of pulp density on Hammerdown

Source: Canenco 2022.

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As illustrated in Figure 13.5, there was a small effect on the Hammerdown kinetics with varying pulp densities when using air in the leach, such that decreasing the pulp density increased the leach kinetics and leach recovery. The remainder of the tests were undertaken at 40% solids, however with the use of oxygen expect there to be marginal difference at this feed grade.

Figure 13.6: Effect of NaCN dose on Hammerdown

Source: Canenco 2022

Historically, the test work and operations were run at a NaCN dose of 2,000 ppm (2.0 g/L), however as illustrated in Figure 13.7, this can likely be decreased to approximately 500 ppm (0.5 g/L) before observing any adverse effects on overall recovery on the Hammerdown mineralization, as illustrated in Figure 13.6. Further testing on Orion and Wisteria mineralization indicated there may be a small benefit to the overall recovery and leach kinetics if NaCN was increased. Subsequent tests were then undertaken a 1,000 ppm NaCN (1.0 g/L).

The following leach parameters have been proposed for the mineralization tested to date:

• Primary grind of ~50 micron P80

• Leach Time of 24 hours

• NaCN at 1,000 ppm (1g/L)

• Pulp density at 40%, solids

• pH 11

• Dissolved Oxygen (DO) >15 ppm using Oxygen

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13.4.4 Dewatering

Historical flocculant (floc) screening and static and dynamic thickening test work was undertaken on Hammerdown and Orion pre-leach and detox slurry samples. The tests evaluated four flocculants: Magna Floc 10, 336, 351, and 1011. Magna Floc 10 (MF10) was selected, providing best overflow clarity and fastest free settling rate and it was observed that increasing pH also improved settling characteristics. For Hammerdown pre-leach thickening, 40 to 60 g/t MF10 at pH 10.0 was suitable for thickening, while on detox tailings, 40 to 60 g/t at natural pH was suitable, both with loading rates ranging from 0.5 to 1.0 t/m2/hr. The same dosages and floc were also tested on the Orion samples with loading rate of 0.7 t/m2/hr. Underflow densities achieved, ranged from 57% to 65.4% solids across all the tests.

13.4.5 Detoxification

Mineralization at both Hammerdown and Orion is amenable to cyanide detoxification using the SO2:Air process. All the continuous cyanide detoxification tests were successful in decreasing the Cyanide Weak-Acid Dissociable (CNWAD) levels in the slurry below the target of 20 ppm within 60 minutes, at varying leach cyanide dosages and with different sources of oxygen, illustrated in Table 13.3.

Table 13.3: Detoxification result summary

Composite	Leach NaCN (ppm)	Detox Oxygen Supply	SMBS:CNWAD Ratio	CuSO4 Target (ppm)	CNWAD Target (ppm)	CNWAD (ppm @ 60 mins)
HAM	500	OXYGEN	5.5	300	>20	4.1
HAM	500	AIR	6.0	300	>20	4.7
HAM	1000	AIR	6.5	425	>20	7.6
ORN	500	AIR	6.0	300	>20	0.5
ORN	1000	AIR	6.5	425	>20	6.3

Source: Canenco 2022.

The 60-minute time frame was the approximate residence time available in the Pine Cove process plant at the design throughput at the time of testing, so the reagent dosages were adjusted to achieve the desired detoxification levels. These reagents dosages may be able to be decreased with longer residence time. Decreasing the cyanide dose in the leach, not only decreases the leach cyanide consumption, but it also decreases the reagent requirements in the cyanide detoxification, so it is recommended that more cyanide optimization test work is undertaken in operations. Oxygen injection into the detoxification process also decreases reagent requirements.

The following detoxification parameters have been proposed for the mineralization tested to date:

• SO2: CNWAD ratio at 5.5:1

• CuSO4 addition at 0.75 g/L to target 300 ppm

• Retention Time at 60 mins

• pH at 9.0

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• Pulp Density at 40%

• Target DO of 8-10 ppm using oxygen

13.4.6 Recent Metallurgical Testing (2024-2025)

Upon the acquisition of the Pine Cove Mill (PCM), the company undertook two metallurgical programs through 2024 and 2025, to assess the metallurgical response of the HAM, ORN and STO mineralization through the respective flowsheet, and to assess optimizations to that flowsheet for potential mill expansions or process changes. The initial program BL1582 was undertaken on VC2 & VC8 mineralization from the PJ5330 program, representing the starter pit (SPC) as it was envisaged at that time. The second program, BL1682, was a feasibility program undertaken on approximately 726 kg of drill core samples from the respective deposits, including variability composite (VC) testing on the optimized parameters developed in BL1582 and through testing on the Mine Plan Composites (MPC) in the feasibility program. As part of this latter program, a flotation assessment of the Woodgrove Technologies Inc. SFR cells installed at the PCM was undertaken and additional samples were prepped and sent to Komline-Sanderson Corp. for filtration testing as these are the filters installed in the PCM. The following is a summary of the two programs.

13.4.7 Comminution

The Bond Ball Mill work index tests (WiBM) and Abrasion Index (Ai) tests were performed on the SPC, MPCs, the LOM composite, HAM, ORN and STO VCs. The WiBM were undertaken at a closing screen size of 106 microns for a product sizing K80 of approximately 75 micron. Results of these non-sorted samples are summarized in Table 13.4. Note that these WiBM results are slightly harder than the historical work on sorted material, however the material is still non-abrasive.

Table 13.4: Comminution summary

Sample ID	WiBM - kW-hr/tonne	Abrasion Index
MPC1 - Yr. 1-2	17.8	0.06
MPC2 - Yr. 3-6	16.8	0.10
MPC3 - Yr. 7-9	17.4	0.09
MPC4 - Yr. 10-12	17.8	0.08
LOM	17.3	0.10
SPC - 75th	18.9	0.10
VC - HAM 75th	17.9	0.09
VC - ORN 75th	17.7	0.08
VC - STO 75th	15.0	0.13
	CWi - kW-hr/tonne
VC - HAM 75th	14.9	-
VC - STO 75th	11.45	-

Note: MPC4 is a blend of Orion + Wisteria which at the time were expected to be processed at the end of mine life.

Source: Canenco 2025.

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The Crushing Work Index (CWi) tests were undertaken on rock pieces selected representing mineralized and non-mineralized rock from both HAM and STO and the results are summarized in Table 13.4. These results would be considered soft - medium hard with respect to crushing. These align well with the historical testing.

13.4.8 Flotation

The mineralization from the three deposits respond well to rougher flotation, with gold recoveries above 95%. The grind-flotation relationship aligns well with the historical test work indicating a recovery improvement with finer grinds, however for rougher flotation, there appears to be little advantage to grinding finer than a P80 of approximately 75 microns. This was selected as the primary grind target and all subsequent tests were undertaken at this grind.

Figure 13.7: Effect of grind on rougher flotation performance

Source: Canenco 2025.

As illustrated in Figure 13.8, the rougher mass pulls for the SPC, LOM composite and MPC1, which is essentially Hammerdown starter pit mineralization, again indicate little benefit grinding finer than a P80 of approximately 75 microns, and also the mass pull for these blended mineralizations would be expected to range between 6% and 10% in operations, which corresponds to a laboratory float time of ~6 to

8 minutes. There would appear to be a slight recovery improvement in the laboratory by extending the float time and increasing the mass pulls to between 12% and 15%.

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Figure 13.9 again indicates that the maximum float recovery for the HAM mineralization will be achieved with mass pulls ranging from 12% to 13%. Operations will tend to observe mass pulls just subsequent to where the kinetic curve begins to flatten, which for HAM mineralization is 8% to 12%. Stog'er Tight mineralization responds extremely well to flotation with low rougher mass pulls of 4% to 6%. Orion and Wisteria mineralization, however, see a definite recovery improvement by increasing the mass pull.

Figure 13.8: Effect of mass pull and grind on SPC and HAM rougher flotation performance

Source: BaseMet 2025.

Figure 13.9: Effect of mass pull on deposit rougher flotation performance

Source: Canenco 2025.

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13.4.9 Concentrate Leaching

The rougher concentrate from the flotation tests were then leached at different grind sizes. As illustrated in Figure 13.10, there is a definite effect of the finer regrind sizes on the leach extraction for both the mineralization from ORN/WIS and HD. There is a marked improvement in leach extraction for ORN and WIS with the finer grind. A regrind P80 target of approximately 15 micron was used for the optimized leach extraction.

Figure 13.10: Effect of regrind on rougher concentrate leach extraction

Source: Canenco 2025.

At the optimized regrind target, the concentrate was leached for 48 hours with air sparge at 2,000 ppm NaCN and pH 10.5. The majority of the leach extraction for both gold and silver were completed in 24 hours for HAM and STO with an additional 2% to 3% Au extraction over the last 24 hours.

Figure 13.11 indicates ORN and WIS mineralization gold leach extraction increases approximately 5% over the latter 24-hour period, and will require 48 hours' leach residence time for optimal gold leach extraction. These results align with the historical test work and mineralogy.

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Figure 13.11: Effect of time on rougher concentrate leach extraction - (average all tests)

Source: Canenco 2025.

The average leach lime and cyanide consumptions shown in Table 13.5 are similar for all the mineralization. They are calculated in the table as per tonne of concentrate.

Table 13.5: Leach extraction lime and cyanide consumptions per tonne of concentrate

Sample	Lime (kg/t)	NaCN (kg/t)
HD	1.47	2.57
ORN/WIS	1.10	2.20
STO	1.88	2.49

Source: Canenco 2025.

13.4.10 Gravity

Towards the conclusion of the feasibility program the company wished to assess the inclusion of gravity concentration and the VCs and MPCs were tested through the optimized flowsheet with gravity after primary grind. The average results are shown in Table 13.6. indicating that there is a slight benefit to the inclusion of gravity in the circuit, especially for STO. It should also be noted that the corresponding mass pull in the downstream flotation post gravity, decreased by approximately 2% to 3%.

Table 13.6: Overall optimized average gold extraction comparing gravity

Sample	Overall Extraction (% Au)
	Grav-Float-Leach	Float-Leach
HD	94.5	93.0
ORN / WIS	89.4	88.4
STO	96.6	93.5

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13.4.11 Dewatering

Extensive dewatering testing was conducted on concentrates and residues produced in testing for this program. This included:

• Static settling tests on rougher concentrates for the VCs.

• Dynamic settling/thickening tests on rougher concentrates from the LOM and Mine Plan.

• Composites (MPCs) and associated viscosity tests on the underflow.

• Pressure filtration testing on rougher concentrates produced from every composite.

• Vacuum filtration testing on rougher concentrates produced from every composite.

The pre-leach thickener target range for the underflow solids density for the concentrate was 40% to 50%, illustrated in Figure 13.12. This was achieved with a floc dose of 30 g/t and a loading rate of 0.3-0.7 t/m2/h. Once the floc dose decreased below this to 20 g/t, the underflow density decreased to approximately 30% to 33%.

Figure 13.12: Thickening results

Source: Canenco 2025.

The vacuum and pressure filtration test results on the variability composites are illustrated in Figure 13.13. The Testing on the LOM Composite produced the best results using the 25 μm filter paper, therefore this paper was selected for the subsequent testing on the other VCs. Obviously, the pressure filtration has a higher filtration rate and lower subsequent cake moisture, however, the Pine Cove mill has vacuum drum filters installed, so the vacuum filtration results will be more indicative. Mixing in approximately 15% rougher tailings in with the leached concentrate filtration, decreased both the pressure and vacuum cake moisture by approximately 1%.

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Figure 13.13: Variability vacuum and pressure filtration results

Source: Canenco 2025.

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13.4.12 Merrill Crowe

Typical operational Zn Stoichiometric addition for Merrill Crowe operations is 3-5x the concentration of the Au + Ag in solution, which gave poor recovery as seen in Figure 13.14. Addition of lead nitrate, sometimes practised in operations, decreased both gold and silver recovery to zinc precipitate (PPT). The 10x Stoichiometric test on over 1L of solution achieved 99% recovery to the Zn PPT, when considering the Au, Ag, Cu and Zn concentrations in solution.

Figure 13.14: HD Merrill Crowe results

Source: Canenco 2025.

This ratio was used for the variability tests, however, the results averaged approximately 80.9% and 89.5% for gold and silver, respectively. This is likely due to only minor solution volumes being available after the small concentrate leaches, impurities interfering with the precipitation or the tests not achieving good vacuum, however additional test work is recommended on this portion of the process.

13.4.13 Detoxification Testing

Following testing of the Merrill-Crowe process, solution which had been through the Merrill-Crowe process was added back to the solids and cyanide detoxification testing was completed. The process used the standard air/SO2 method of cyanide destruction with sodium metabisulphite being used as the SO2 source. A stoichiometric ratio of 5 or 5.5 SO2:WAD (Weak Acid Dissociable) CN was used in continuous testing, at a pH of 8 and with 30 or 50 mg/L of copper sulphate being added as a catalyst. A target retention time of 60 minutes was used, and three displacements were performed for each continuous test. Continuous tests were completed on the LOM and MPCs.

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Table 13.7: Continuous detox test results

Composite	Cyanide Test	Regrind Sizing µm K80	SO2: WADCN Ratio	CuSO4 ppm	Feed Content - ppm WADCN	Discharge Content - ppm WADCN
LOMc	31A	75	5	30	1166	4
LOMc	51	15	5	30	2011	103
MPC1	26A	75	5	30	1544	4
MPC2	25A	75	5	30	1290	4
MPC3	27A	75	5	30	942	5
MPC4	28A	75	5	30	1003	4
MPC1	52	15	5	30	1929	368
MPC2	53	15	5.5	50	1382	4
MPC3	54	15	5.5	50	2341	4
MPC4	55	15	5.5	50	1361	8

Source: BaseMet 2025.

Tests 51 and 52 did achieve less than 10 ppm WADCN in the first displacement, but their reaction was unstable and reverted to the results in Table 13.7. When the SO2:WADCN was increased to 5.5 and the CuSO4 increased to 50 ppm, all the results successfully achieved less than 10 ppm WADCN. The average VC static result using these conditions was 5.8 ppm WADCN.

13.4.14 Recovery Estimate

Test work recovery estimate are presented in Table 13.8.

• The gold recoveries achieved from this program for the Hammerdown and Stog'er Tight composites using the optimized conditions, range from 92.4% to 98.3% and average 96.0%. Historically, the Pine Cove mill has measured gold solution losses through the Merrill-Crowe circuit of approximately 2.3%, providing an overall HD/STO gold recovery estimate in the range of approximately 93.6%.

• The gold recoveries achieved in the same program for the Orion and Wisteria composites using the optimized conditions are variable and range from 87.7% to 95.9% and average 90.3%. Assuming the same solution losses of approximately 2.3%, the overall ORN/WIS gold recovery estimate is in the range of 88.0%.

Table 13.8: Test work gold recovery estimates

Mineralization	Ro. Float Recovery (%)	Leach Extraction (%)	Overall (%)*
HD/STO	97.8	98.1	96.0
ORN/WIS	94.5	95.6	90.3

*before losses

Source: Canenco 2025.

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Newfoundland & Labrador, Canada	256
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As is illustrated in Figure 13.15 using the optimized conditions in the laboratory, there appears to be a straight-line correlation for gold recovery to head grade for HD and STO.

Figure 13.15: Head grade vs. overall recovery - HD/STO

Source: Canenco 2025.

Figure 13.16 shows what appears to be a straight-line or a very slight increase in overall gold extraction from the Orion and Wisteria mineralization as the head grade increases, using optimized flowsheet conditions.

Figure 13.16: Head grade vs. overall recovery - ORN/WIS

Source: Canenco 2025.

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Newfoundland & Labrador, Canada	257
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Optimized conditions

The main optimized conditions for the flowsheet are as follows:

• Primary grind P80 of approximately 53-75 microns.

• Rougher flotation time of 16 minutes at natural pH.

• Rougher mass pull of approximately 12% to 15%.

• Regrind P80 of approximately 15 microns.

• Leach time of 48 hours at 2,000 ppm NaCN with a DO >7ppm.

Process plant corrections

With the Pine Cove mill being operational, it has allowed for some correction of the recoveries (Table 13.9) based on the data from the test work, as it compares to the flows through the equipment installed in the facility and its operational efficiency.

• The gold recovery estimate corrected for Hammerdown and Stog'er Tight being processed through the process plant conditions as the plant is currently configured, is estimated to range from 82.2 % to 92.1% and average 87.2% including the historically measured solution losses.

• The gold recovery estimate corrected for Orion and Wisteria being processed through the process plant conditions as the plant is currently configured, is estimated to range from 71.6% to 77.5% and average 74.5% including historically measured solution losses.

Table 13.9: Operational gold recovery estimates

Mineralization	Ro. Float Recovery (%)	Leach Extraction (%)	Overall (%)*
HD/STO	94.5	94.7	89.5
ORN/WIS	87.6	87.8	76.9

*before losses

Source: Canenco 2025.

The conditions the plant recovery estimates have been corrected to include:

• A coarser primary grind P80 of approximately 100-150 microns.

• A reduced rougher flotation time of approximately 7 minutes at natural pH.

• A reduced rougher mass pull typically seen in most lab-to-operational applications of approximately 6% to 8%.

• A reduction in leach time from 48 to approximately 29 hours at 2,000 ppm NaCN with a DO >7 ppm.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	258
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13.5 Recommendations

Additional metallurgical and mineralogical characterization studies are recommended as the mineralization is processed in order to further refine the process flowsheet variables through operations. The following is recommended:

• Further study should be undertaken at site on the Merrill Crowe circuit with assay of the solutions prior and post precipitation.

• As operations continue to process the mineralization, comparison and corrections should be made to the data set to further build on the level of metallurgical understanding this project already owns.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	259
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14. Mineral Resource Estimates

Updated Mineral Resources Estimates (MRE) are presented in this Technical Report for the Hammerdown, Orion, and Stog'er Tight deposits, which are planned to share the Pine Cove Mill. Estimates were prepared by two independent consulting firms.

The Hammerdown deposit MRE was completed by SLR Consulting (Canada) Ltd. (SLR) and reviewed by Minéralis Consulting Services Inc. (Minéralis). Following the review, minor adjustments were made to the classification of specific veins and major adjustments were applied to grade depletion and classification in areas of lower confidence in historical underground workings. Portions of the Hammerdown discussion are adapted from the 2022 Feasibility Study (Anstey-Moore et al. 2022) completed by SLR.

Updated MRE's for Orion and Stog'er Tight deposits were prepared by Chafana Hamed Sako (P.Geo.) and Simon Boudreau (P.Eng.) of Norda Stelo.

The effective date for the Mineral Resource statements presented herein is January 22, 2026.

The reported Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Measured and Indicated Mineral Resources ("M&I") for the projects combined total 3.328 Mt at an average gold grade of 2.43 g/t Au for 260,000 contained ounces of gold. Inferred Mineral Resources total 2.132 Mt at an average grade of 2.34 g/t Au for 161,000 ounces of gold (Table 14.1).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	260
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Table 14.1: Hammerdown Gold Project Consolidated MRE (effective date January 22, 2026)

Property	Deposit	Mining Method	Category	Tonnage (kt)	Grade (g/t Au)	Contained Oz (koz)[3]
Hammerdown	Hammerdown	Open Pit	Measured	271	8.24	72
			Indicated	1,823	1.96	115
			Measured & Indicated	2,094	2.77	187
			Inferred	973	2.59	81
Hammerdown	Orion	Open Pit	Indicated	598	1.75	33.6
			Inferred	91	1.92	5.6
		Underground	Indicated	636	1.92	39.3
			Inferred	523	2.16	36.2
Pine Cove	Stog'er Tight	Open Pit	Inferred	545	2.16	37.8
			Total
			Measured	271	8.24	72
			Indicated	3,057	1.91	188
			Measured & Indicated	3,328	2.43	260
			Inferred	2,132	2.34	161

Notes:

1. Refer to the MRE notes in the resource reporting and data verification sections for each deposit.

2. The Mineral Resource database was closed on June 16, 2025, and contains 93,818 metres ("m") of drilling in 1,108 diamond drill holes ("DDH") and 310 m in 86 channels at Hammerdown, 46,017.34 m of drilling in 219 DDH at the Orion deposit and 35,246.42 m of drilling in 523 DDH at the Stog'er Tight deposit that were used to inform the MRE presented. The Qualified Person ("QP"), as defined by National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101"), responsible for the MRE were Christian Beaulieu of Minéralis Consulting Services Inc. for the Hammerdown deposit, Chafana Sako of Norda Stelo Inc. for the Orion and Stog'er Tight deposits, and Stephen Coates of Evomine Consulting Inc. for constraining volumes on all deposits.

3. Numbers may not total due to rounding.

14.1 Hammerdown Deposit - Minéralis

The mineralized domains at the Hammerdown deposit were modeled by using drill hole assay data in Leapfrog Geo™ ("Leapfrog") and categorized as either vein-hosted or disseminated mineralization. Vein-hosted zones (Hammerdown, Muddy Shag and Rumbullion areas) were modeled using a nominal 0.50 g/t Au cut-off and capture discrete high-grade veins within broader deformation corridors. Disseminated mineralization (Wisteria area) was modeled using a 0.35 g/t Au cut-off to define broader, lower-grade zones. The resources are constrained within the resource optimization pit and reported within mineable shapes as described in Section 14.1.13.

The following updated Hammerdown deposit MRE is effective as of January 22, 2026 and incorporates 93,818 m of drilling in 1,108 DDH and 310 m in 86 channels (Table 14.2).

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Newfoundland & Labrador, Canada	261
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Table 14.2: Summary of Hammerdown Deposit Mineral Resources – January 22, 2026

Resource Category	Tonnage (kt)	Grade (g/t Au)	Gold Content (koz)
Measured	271	8.24	72
Indicated	1,823	1.96	115
Total M&I	2,094	2.77	187
Inferred	973	2.59	81

Hammerdown MRE Notes:

1. The Mineral Resources described above have been prepared in accordance with the CIM Standards (Canadian Institute of Mining, Metallurgy and Petroleum, 2014).

2. The effective date of the MRE is January 22, 2026 with a database cut-off date of June 16, 2025 and using a depletion surface of December 31, 2025.

3. The lower cut-offs used to report open pit Mineral Resources are 0.48 g/t Au for the Wisteria area and 0.35 g/t Au for all other areas within the Hammerdown deposit pit optimization.

4. The Hammerdown deposit has been classified as Measured, Indicated and Inferred Mineral Resources according to drill spacing and confidence in the historical stope placement.

5. Bulk density was assigned based on historical and recent specific gravity measurements. A single value of 2.81 g/cm3 was used, and 1.9 g/cm3 for backfill material within historical stopes.

6. The MRE is based on a sub blocked model with a main block size of 2.5 m x 1 m x 4 m, and subblocks of 0.16 m x 0.06 m x 2 m. Gold grades were composited to 1-m length and estimated with ID3 and high grade spatial restrictions.

7. The open pit MRE is reported inside mineable shapes constrained by an open pit optimization to respect Reasonable Prospect of Eventual Economic Extraction (RPEEE). No mining dilution and losses are assumed; however, must-take material is accounted for in open pit minable shapes.

8. Open pit optimization and cut-off grade assume long-term gold price of US$ 3,500/oz, and a US$/CAN$ exchange rate of 1.40, slope angles of 50°, bench height of 4 m, minimum mining width of 1.5 m, metallurgical recoveries of 92%, mining costs of CAN$10/t mined, processing costs of CAN$40/t processed, transport costs of CAN$25/t processed and general and administrative costs of CAN$10/t processed.

9. Tonnage has been expressed in the metric system, and gold metal content has been expressed in troy ounces. The tonnages have been rounded to the nearest 1,000 tons, and the metal content has been rounded to the nearest 1,000 ounces. Totals may not add up due to rounding errors.

10. These Mineral Resources are not Mineral Reserves as they have not demonstrated economic viability. The quantity and grade of reported Inferred Mineral Resources in this report are uncertain in nature and there has been insufficient exploration to define these resources as Indicated or Measured; however, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

11. The QP is not aware of any factors or issues that materially affect the MRE other than normal risks faced by mining projects in the province in terms of environmental, permitting, taxation, socio-economic, marketing, and political factors, and additional risk factors regarding Indicated and Inferred resources.

14.1.1 Mineral Resource Database

The Mineral Resource database was provided by Maritime to Minéralis with a cut-off date of June 16, 2025. Drilling information available up to that date were imported into Leapfrog Geo by Maritime personnel. The database includes information such as collar locations, drill hole type (surface or underground), downhole surveys, assay results, drill logs, density measurements and various geological interpretations.

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Newfoundland & Labrador, Canada	262
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The Maritime database used for the MRE of the Hammerdown deposit comprises 898 surface diamond drill holes and 210 underground diamond drill holes for a total of 93,818 m of drilling. An additional 310 m of sampling is added with 86 trenches and channels. This is a subset from the database presented in Table 10.1 using a spatial restriction to include only holes located within 50 m of the mineralization wireframes constructed for the Muddy Shag, Wisteria, Hammerdown and Rumbullion zones. Table 14.3 summarizes the Hammerdown deposit database used for the MRE and Figure 14.1 shows the drill hole distribution.

Table 14.3: Summary of drill holes used for the MRE

Type of Drilling	No. of Drill Holes or Channels	Length (m)
Surface Drill Holes	898	81,582
UG Drill Holes	210	12,236
Total Drill Holes	1,108	93,818
Surface Channels	86	310

Figure 14.1: Hammerdown drill hole location

The Hammerdown deposit has many instances of underground fan drilling adjacent to mined out stopes where only one or two of the fan holes were assayed within the primary vein (mined out) that was intercepted. The remaining fan holes were assayed selectively when adjacent veins were visually thought to exceed a desired grade relevant for the mining operations at that time.

For the MRE, a total of 282 drill holes were partially excluded from the estimation database. Drill holes or sample intervals excluded comprises either unsampled or selectively sampled within areas of known mineralization confirmed by post-mining drilling. The vast majority of holes with exclusions had portions of the holes selectively excluded based on proximity to more recent drilling that was more thoroughly sampled. The proximity of the excluded intervals to newer holes that were more thoroughly sampled is typically 10 m or less. Figure 14.2 shows the specific unsampled excluded intervals relative to the other unsampled intervals which were assigned zeros.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	263
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Figure 14.2: Example of excluded intervals (6 m viewing corridor - looking west)

Source: SLR 2022.

14.1.2 Geological Models

Muddy Shag, Wisteria, Hammerdown, and Rumbullion form a single mineralized system hosted in separate fault bounded blocks and are collectively referred to as the Hammerdown deposit. The Orion deposit is situated approximately 2 km to the southwest. Of these areas, only Hammerdown and Rumbullion have undergone historical development and mining (Section 14.1.3).

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Newfoundland & Labrador, Canada	264
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All deposits are located within the Hammerdown Deformation Zone (HDZ), a 100 m to 250 m wide structural corridor characterized by ductile to brittle shear deformation within bi-modal volcanic rocks. The Hammerdown-Rumbullion-Muddy Shag system comprises stacked, gold-bearing veins emplaced following uplift, folding, and intense shearing of the volcanic sequence, and prior to intrusion of quartz- feldspar porphyry dykes. Wisteria mineralization occurs at the intersection of the Rumbullion and Captain Nemo faults, immediately south of the main Hammerdown vein system, where the veins form an open fold. Mineralization at Wisteria is developed as broad zones of quartz-sericite-pyrite alteration with finely disseminated sulphides and millimetre-scale quartz veining.

The mineralization wireframes shown in Figure 14.3 were constructed by Maritime and its consultants. The drill hole assay intervals were used to model the gold-bearing mineralized domains using Leapfrog Geo™ interval selection method and constructed as "veins" and "intrusions". The mineralization wireframes can be subdivided in two distinct groups: vein-hosted (Hammerdown, Muddy Shag, Rumbullion) and disseminated mineralization (Wisteria). Vein-hosted mineralization wireframes were based on a nominal 0.50 g/t Au cut-off grade and were designed to model continuous and discrete high grade veins within a broader deformation corridor containing sporadically mineralized waste. Given the nature of the mineralization within thin vein corridors, no minimum thicknesses were assigned to the vein models. For more information on how Reasonable Prospect of Eventual Economic Extraction (RPEEE) was managed, please refer to Section 14.1.13. For the disseminated mineralization at Wisteria, wireframes were constructed using a nominal cut-off grade of 0.35 g/t Au and are intended to model broad, lower-grade mineralization within a wider deformation corridor containing sporadically mineralized waste rock. Wireframe construction utilized both drill hole and channel sample data.

The mineralization modelling for this MRE is an updated version from the model used in the 2022 FS report. Recent drilling from 2024 and 2025 was integrated and models were updated by SLR and validated by Minéralis. Mineralization domains were modelled individually and named according to the nomenclature set out in Table 14.4. Individual veins from each zone were either grouped or left as individual veins based on a variety of factors such as, historical mining, spatial proximity, and grade.

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Newfoundland & Labrador, Canada	265
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Figure 14.3: Oblique view of the Muddy Shag, Wisteria, Hammerdown, and Rumbullion zones with Whittle pit shell, looking northeast

Table 14.4: Mineralization wireframes summary nomenclature, grouping, and type

Zone	Group	Mineralization Type	Wireframe Name
Wisteria	i01	Disseminated	i01
	i02	Disseminated (Corridors)	i02
	VS	Disseminated (Corridors)	i03, i04, i05, i06, i06
Hammerdown	Central	Vein	m01, m03, m05, m07, m10, m11, m03b, m05a, m05b, m07a, m07b, m09a, m10a, m10b
	North	Vein	n01, n02, n03, n04, n03a, o01, o02a, p01, p02, p03, p04, p05, p06, p02a, p03a, p05a, q01, q02
	South	Vein	j01, j01a, k02, k02a, k03a, k04, k05 l01, l02
	Individual Veins	Vein	k03, m02, m04, m06, m08, m09, o02
Rumbullion	Central	Vein	ro01, rp00, rp01a, rq01
	East	Vein	rk02, rk03, rk01a, rk02a
	North	Vein	ro02, ro01b, rp02, rq02, rq03, rq04, rq05, rq03a, rr02, rr03
	Northeast	Vein	rl04, rl05, rl04a, rm04, rm05, rm06, rm04a, rm05a, rn04, rn05, rn04a, rn05a, rr01
	South	Vein	rk01, rl01, rl01a, rm01, rm02, rm03, rm01a, rm02a, rm02b, rn01, rn02, rn03, rn03a, ro01a
	Individual Veins	Vein	rl02, rl03, rp01

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Zone	Group	Mineralization Type	Wireframe Name
Muddy Shag	-	Vein	mm01, mm02, mm03, mm04
Interstitial	-	Minor Veins and Splays, Veinlets	-

The mineralized system at Muddy Shag, Hammerdown, and Rumbullion strikes at an approximately 065° azimuth, ranging from 045° to 100° along its 1,250 m strike length. The mineralized system takes on an en-échelon sigmoidal shape in plan view. Extending approximately 300 m below surface, the vein domain wireframes are truncated at depth by the east striking and moderately north dipping Captain Nemo Fault. The vein domains are steeply dipping and anastomosing at times, and range in thickness from 0.1 m to 8.0 m and are generally 3 m to 6 m thick. The vein domains within a given zone are separated by relatively barren, altered rocks 1 m to 10 m thick.

The mineralized system at Wisteria appears to have two groups: a single north-northeast striking disseminated body (i01) that terminates against the southernmost Hammerdown veins and a set of disseminated corridors (VS) that trend parallel to the east striking Captain Nemo fault. The VS group is also truncated at depth by the Captain Nemo Fault. The i01 group strikes at an approximately (north- south) N005° azimuth, extending over a 100 m strike length and to a depth of approximately 120 m below surface. The i02 group strikes roughly east-west, extending up to a 160 m strike length and to a depth of approximately 140 m. The VS group strikes roughly east-west, extending over a 75 m strike length and to a depth of approximately 100 m below surface.

Figure 14.4 and Figure 14.5 show examples of the mineralization wireframes in plan view and vertical section, respectively.

For dilution optimization, the Interstitial domain is used as an unconstrained domain that captures small, limited vein structures and splays within the vein system with limited continuity. This domain is assigned more conservative estimation parameters to balance its unconstrained nature.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	267
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Figure 14.4: Hammerdown, Wisteria and Rumbullion domains - plan view (10 m viewing corridor)

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Newfoundland & Labrador, Canada	268
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Figure 14.5: Mineralization domains - vertical section 554830mE (10 m viewing corridor - looking west) mined-out models and reconciliation

14.1.3 Mined Out Models and Reconciliation

Historical Stopes and Development

Historic stopes and development at Hammerdown were digitized in a local grid from available sections and plans submitted to the Province of Newfoundland and Labrador. These shapes were transformed from local grid to a UTM grid and visually inspected by SLR and Minéralis for their alignment with the modelled mineralization. SLR identified a number of areas within the model where the transformation appeared to be misaligned. In these areas, additional shapes were created by Maritime personnel to address the areas within the model that were misaligned. Following Minéralis review, additional misaligned stopes were identified, and new areas were digitized by Minéralis. Both the digitized stope and development shapes and the additional shapes created to address the misalignment were used to deplete the resource estimate. Furthermore, lower confidence stopes where no or a few drill holes have been completed by Maritime (post-mining) were identified. A 3-m buffer was generated around these stopes, and the resource was reclassified to Inferred, regardless of the pre-existing category.

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Newfoundland & Labrador, Canada	269
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The transformation of digitized wireframes was done using pairs of points: two points in the local coordinate system and two points in the UTM coordinate system. The two points were drill holes MS-88- 03 and MS-90-48. The transformation resulted in a rotation of approximately 2.554° and an approximate re-scaling factor of 0.999.

Minéralis recommends that Maritime review the global underground workings digitization, especially at deeper level where very few post-historical mining drill holes have been completed.

Comparison with Production

To test the accuracy of the Mineral Resource, a comparison between the historical production and the tonnage/grade inside the mined-out model (digitization and augmentations) was undertaken. Table 14.5 shows a summary of the historical production between 2001 and 2004 (this total does not include a small open pit production). A summary of the tonnage, grade and contained gold reported inside the mined-out model is compared to historical production in Table 14.6. Total gold content from the mined-out model accounts for nearly 65% of the reported metal between 2001 and 2004. With the addition of reclassified material to Inferred Mineral Resources, 96% of the historical production is covered. As described below, strict search restrictions have been applied to most domains to account for the lower grade nature of the deposit compared to what was historically mined. This may locally reduce the gold content historically mined. Furthermore, the upper levels that have been drilled Maritime show that mineralization was often left out on the hanging wall or footwall of stopes. Backfilled stopes also show a potential of additional mineralized material. Approximately 75% of intercepted stopes have been sampled by Maritime, showing a length-weighted average grade of backfill material of 2.46 g/t Au with a median of 0.20 g/t Au.

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Newfoundland & Labrador, Canada	270
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Table 14.5: Summary of historical production at Hammerdown between 2001 and 2004 (excluding open pit mining)

Year	Ore tonnes mined	Grade (g/t Au)	Waste tonnes mined	Total tonnes mined	Total tonnes milled	Milled grade (g/t Au)	Recovery (%)	Produced metal (oz Au)	In situ metal (oz Au)
2001	39,460	22.7	33,736	73,196	53,818	20.72	97.8	34,210	34,980
2002	93,272	15.74	76,746	170,018	93,451	16.24	96.94	47,470	48,968
2003	88,486	13.35	109,254	197,740	90,125	13.47	96.86	37,798	39,023
2004	33,696	12.12	29,762	63,458	36,494	13.11	96.91	14,922	15,398
Total	254,914	15.51	249,498	504,412	273,888	15.79	97.08	134,400	138,443

Source: Tully 2004.

Table 14.6: Summary of gold content from the current MRE model within the mined-out model

Source	Gold Content (koz)
Historical production	134
MRE within mined-out model	87
MRE within mined-out model, including reclassification	133

Hammerdown Gold Project
Newfoundland & Labrador, Canada	271
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The vein model reports similar grades between the historical ore production and the MRE vein model (15.51 g/t vs 16.75 g/t Au respectively). Tonnage, markedly different from the historical production, is caused by the stope digitization added to the mine closure stope model. Minéralis recommends undertaking drilling to target areas where mineralization is close to the mined-out stopes and at deeper levels where recent drilling is lacking. It also appears that stopes far from the control points yield larger discrepancies (e.g., Rumbullion East). While this is a Mineral Resource risk, it is also a health & safety and geotechnical risk in open pit mining. There is a potential upside to add mineralized material on the hanging wall and footwall of historical stopes currently depleted, which was demonstrated locally for upper-level stopes.

14.1.4 Exploratory Data Analysis

Raw Assays

Statistics of the Hammerdown deposit are presented grouped by domain below (Table 14.7). The modelled domains (individually and grouped) were tagged on each individual assay for exploratory data analysis. As seen below, and also as expected for this type of deposit, most veins exhibit moderate to high coefficient of variations (COV). These assays served as the basis for grade capping, and subsequent compositing.

Table 14.7: Raw assay statistics - gold (length-weighted)

Zone	Group	Count	Length (m)	Weighted mean (g/t Au)	Coefficient of Variation	Minimum (g/t Au)	Maximum (g/t Au)
Wisteria	i01	1,337	916.2	1.17	3.52	0.00	149.4
	i02	296	217.8	0.80	6.15	0.00	129.1
	VS	301	203.6	1.01	2.58	0.00	39.8
Hammerdown	Central	751	402.0	9.08	2.92	0.00	303.4
	North	982	430.4	7.31	3.65	0.00	330.1
	South	603	361.4	6.35	3.78	0.00	283.8
	k03	322	205.3	15.16	2.59	0.00	308.2
	m02	289	176.8	6.22	3.40	0.00	233.5
	m04	349	205.9	7.59	3.45	0.00	427.7
	m06	594	323.8	17.57	2.37	0.00	530.2
	m08	723	378.8	10.52	3.32	0.00	505.8
	m09	264	127.8	10.46	2.44	0.00	226.0
	o02	191	87.8	12.14	2.38	0.00	265.2
Rumbullion	Central	131	63.9	4.71	3.70	0.00	175.7
	East	109	57.4	7.44	3.84	0.00	241.3
	North	312	169.3	3.95	3.94	0.00	354.8
	Northeast	476	236.3	7.52	2.15	0.00	150.0
	South	521	245.8	5.44	2.65	0.00	167.8
	rl02	243	135.3	11.66	1.99	0.00	128.1
	rl03	188	82.4	14.69	2.09	0.00	190.2
	rp01	106	59.3	11.89	2.64	0.00	272.2
Muddy Shag	-	97	42.7	2.36	1.40	0.00	17.4

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14.1.5 High Grade Capping

Capping is a technique used to mitigate the impact of outliers, specifically extremely high grade values, on the estimation of Mineral Resources. It involves establishing a threshold or limit on the maximum value that can be utilized in the estimation process.

Capping analysis was conducted independently for each mineralized domain group, examining assay statistics, including, but not limited to, global statistics, coefficient of variation, histograms and cumulative probability plots. Additionally, the spatial distribution of outliers was assessed in three dimensions (3D) to identify any high grade clusters or localized high grade areas within the mineralized domains that would warrant higher capping. Cumulative probability plots were mainly used to determine capping thresholds by identifying significant inflections, indicative of a population break.

Capping assumptions for Hammerdown mineralized domains are presented in Table 14.8 and comparative statistics before and after capping are presented in Table 14.9. Example of capping assumptions for domains Hammerdown Central and Rumbullion Central are illustrated in Figure 14.6 and Figure 14.7. Raw assays were capped, then composited. Some domains did not require capping.

To validate the capping thresholds, Minéralis undertook an independent review of capping and arrive with similar thresholds, considering high grade restrictions are applied during the estimation.

Table 14.8: Capping applied to Hammerdown domain groups

Zone	Group	Mineralization Type	Capping Value (g/t Au)
Wisteria	i01	Disseminated	30
	i02	Disseminated (Corridors)	12
	VS	Disseminated (Corridors)	15
Hammerdown	Central	Vein	170
	North	Vein	170
	South	Vein	200
	k03	Vein	200
	m02	Vein	130
	m04	Vein	170
	m06	Vein	250
	m08	Vein	170
	m09	Vein	130
	o02	Vein	115
Rumbullion	Central	Vein	55
	East	Vein	100
	North	Vein	60
	Northeast	Vein	80
	South	Vein	95
	rl02	Vein	90
	rl03	Vein	110
	rp01	Vein	100
Muddy Shag	-	Vein	No Cap
Interstitial	-	Waste	20

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Table 14.9: Uncapped and capped assay statistics by domain group (length-weighted)

Zone	Group	Count	Uncapped Au (g/t Au)			Number Capped	Capped Au (g/t Au)			Metal Loss (%)
			Max	Mean	COV		Max	Mean	COV
Wisteria	i01	1,337	149.4	1.17	6.15	8	30	1.08	1.99	13
	i02	296	129.1	0.80	6.15	2	12	0.63	1.94	22
	VS	301	39.8	1.01	2.59	4	15	0.94	2.01	9
Hammerdown	Central	751	303.4	9.08	2.92	8	170	8.72	2.72	5
	North	982	330.1	7.31	3.65	9	170	6.65	3.06	10
	South	603	283.8	6.35	3.78	4	200	6.08	3.50	5
	k03	322	308.2	15.16	2.59	4	200	14.45	2.41	5
	m02	289	233.5	6.22	3.40	4	130	5.74	2.98	7
	m04	349	427.7	7.59	3.45	2	170	7.30	3.16	8
	m06	594	530.2	17.57	2.37	3	250	17.29	2.27	3
	m08	723	505.8	10.52	3.32	6	170	9.55	2.76	7
	m09	264	226.0	10.46	2.44	2	130	9.91	2.18	6
	o02	191	265.2	12.14	2.38	3	115	11.11	2.01	12
Rumbullion	Central	131	175.7	4.71	3.70	3	55	3.69	2.37	16
	East	109	241.3	7.44	3.84	3	100	5.85	3.12	20
	North	312	354.8	3.95	3.94	5	60	3.40	2.48	18
	Northeast	476	150.0	7.52	2.15	7	80	7.30	2.05	4
	South	521	167.8	5.44	2.65	3	95	5.35	2.55	3
	rl02	243	128.1	11.66	1.99	2	90	11.04	1.86	2
	rl03	188	190.2	14.69	2.09	5	110	13.41	1.84	8
	rp01	106	272.2	11.89	2.64	2	100	10.05	1.87	18
Muddy Shag		97	17.4	2.36	1.40	0	No Capping	2.36	1.40	0

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Figure 14.6: Log probability plot for Hammerdown Central domain and applied capping threshold

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Figure 14.7: Log probability plot for Rumbullion East and rp01 domains combined and applied capping threshold

14.1.6 High Grade Restrictions

To limit the spatial influence of isolated high-grade composites during grade estimation, restrictions were applied to search ellipsoids to avoid over-estimation and potential grade smearing. The near-surface close-spaced drill spacing (10 m x 10 m) showed that these restrictions were necessary. Table 14.10 shows the high grade restrictions applied by domain groups.

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Table 14.10: High-grade search restriction thresholds

Zone	Group	Composite Search Restriction Threshold (g/t Au)	Restricted Search Ellipse Size (m)
			Max	Inter	Min
Wisteria	i01	15	10	6	4
Hammerdown	Central (m10)	65	9.9	6.6	2.2
	North (n01, p01, p04)	25 to 90	9.9 to 15	6.6 to 15	2 to 3.3
	South (l01, k02)	40, 100	9 to 9.9	6 to 6.6	2 to 2.2
	k03	90	12.6	8.4	2.8
	m02	70	10	6	2
	m04	95	9.9	6.6	2.2
	m06	150	10	6	2
	m08	90	9	6	2
	m09	85	9	6	2
	o02	60	9.9	6.6	2.2
Rumbullion	rl02	50	9	9	2
	rl03	70	9	6	2
	rp01	40	12	8	2
Interstitial		7	12.6	8.4	2.1

14.1.7 Compositing

The assays were composited to 1-m intervals within individual domains, which corresponds to the largest sampling length at Hammerdown Central (Figure 14.8). Residual intervals within all domains less than 0.25 m were added to the previous interval. Unsampled core intervals were assigned zero grade values if they more than 10 m away from Maritime drill holes. Intervals labelled as paste backfill material or within 10 m of Maritime holes were ignored.

Differences in length between raw assays and composited assays are largely caused by missing intervals in the assay database that were assigned a 0 g/t Au grade and added to the total length of composites.

Table 14.11 presents the basic statistics for the composites by domain groups.

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Figure 14.8: Histogram of sampled interval lengths within mineralized intervals

Table 14.11: Composited assays statistics by grouped domains

Zone	Group	Count	Length (m)	Mean (g/t Au)	COV	Minimum (g/t Au)	Maximum (g/t Au)
Wisteria	i01	932	916.2	1.08	1.37	0.00	12.3
	i02	224	218.6	0.63	1.53	0.00	7.6
	VS	218	203.2	0.94	1.61	0.00	15.0
Hammerdown	Central	556	409.7	8.56	2.34	0.00	170.0
	North	708	432.2	6.64	2.41	0.00	170.0
	South	454	368.3	5.98	2.93	0.00	158.8
	k03	247	202.9	14.64	2.03	0.00	169.1
	m02	221	179.0	5.66	2.21	0.00	130.0
	m04	264	209.0	7.25	2.75	0.00	170.0
	m06	376	325.9	17.43	1.90	0.00	194.4
	m08	442	380.0	9.54	2.17	0.00	150.1
	m09	200	128.6	9.85	1.84	0.00	130.0
	o02	134	85.8	11.37	1.87	0.00	115.0

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Zone	Group	Count	Length (m)	Mean (g/t Au)	COV	Minimum (g/t Au)	Maximum (g/t Au)
Rumbullion	Central	121	63.2	3.73	2.31	0.00	55.0
	East	71	58.8	5.71	2.11	0.00	50.1
	North	287	164.2	3.51	2.22	0.00	60.0
	Northeast	361	234.3	7.36	1.63	0.00	75.9
	South	379	244.8	5.36	2.04	0.00	95.0
	rl02	193	141.1	10.59	1.73	0.00	90.0
	rl03	120	84.7	13.12	1.55	0.00	110.0
	rp01	91	61.2	9.75	1.61	0.00	100.0
Muddy Shag	-	53	43.4	2.32	1.06	0.00	12.7

14.1.8 Variography

Experimental variograms were prepared for gold composites located within nine of the largest vein domains and seven other selected domains. Grade continuity demonstrated by the variography analysis show a generally down-plunge directional anisotropy (ranging from 48° to 90° dip). Anisotropy ratios vary between veins from 1:1 to 2:1. Table 14.12 shows the experimental variogram results for the vein m06 and n03. Ranges and anisotropy of these two veins can be seen in Figure 14.9 and Figure 14.10. Since all gold grades were estimated using ID3, variogram results were used as guidance for search ellipse dimension and ranges.

Table 14.12: Selected gold variogram parameters

Parameter	m06	n03
Dip (°)	90	85
Dip Azimuth (°)	184	345
Pitch (°)	129	48
Nugget	0.10	0.20
Structure 1
Sill	0.49	0.24
Major (m)	7	15
Semi-Major (m)	16	19
Minor (m)	2	1
Structure 2
Sill	0.41	0.56
Major (m)	50	75
Semi-Major (m)	50	55
Minor (m)	3	3

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Figure 14.9: Gold variogram model - m06

Figure 14.10: Gold variogram model - n03

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14.1.9 Grade Contouring

A series of grade and thickness contours were generated to help define anisotropy ratios, estimation ranges and confirm observations from the variography study. Results from these grade shell do not always concur with the results from the variography study presented above. However, several trends were often observed within the variograms, which in turn is observed in some veins. For most veins, the full thickness grade contouring show moderate to clear steep down-plunge anisotropy. Figure 14.11 and Figure 14.12 show examples for veins m06 and m08.

Figure 14.11: Full thickness grade contours - m06 - Au g/t

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Figure 14.12: Full thickness grade contours - m08 - Au g/t

14.1.10 Grade Interpolation

The Muddy Shag, Wisteria, Hammerdown and Rumbullion zone's gold grades were interpolated using ID3. The search ellipsoid orientation and dimensions were determined using variography ranges, grade contouring ranges and drill hole spacing. Using a variable orientation object within Leapfrog Edge, the search ellipsoids were oriented based on hanging wall and foot wall angles extracted from the mineralization solids.

To prevent unwanted smearing of high grade values in interpolated blocks, search restrictions, determined with statistical analysis and variography, were applied in all grouped and individual Domains to all interpolation passes. The restriction thresholds vary for each Domain and are based on probability plots, histograms and the observed extent of high grade areas that are well defined by drilling. The parameters were adjusted to match the grades achieved in near-surface close-spaced drilling.

Variable search ellipse orientations within the Interstitial area are determined using selected trend surfaces from the individual vein wireframes. Grades that are within neighboring veins and domains do not influence the Interstitial zone as all estimation domains are acting as hard boundaries. Some areas of continuity within the Interstitial area could be considered as drilling targets.

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Interpolation and search parameters are summarized in Table 14.13.

Table 14.13: Search Restriction Thresholds

Domain	Pass	Ellipsoid Ranges (m)			No. of Samples		Max Samples per Hole
		Max	Inter	Min	Min	Max
m02	P1	25	15	5	3	6	2
m02	P2	50	30	10
m02	P3	100	60	20	2
m02	P4	200	120	40
m04	P1	22.5	15	5	3	6	2
m04	P2	45	30	10
m04	P3	90	60	20	2
m04	P4	180	120	40
m06	P1	25	15	5	3	6	2
m06	P2	50	30	10
m06	P3	100	60	20	2
m06	P4	200	120	40
m08	P1	22.5	15	5	3	6	2
m08	P2	45	30	10
m08	P3	90	60	20	2
m08	P4	180	120	40
m09	P1	22.5	15	5	3	4	2
m09	P2	45	30	10
m09	P3	90	60	20	2
m09	P4	180	120	40
Hammerdown Central (m10)	P1	22.5	15	5	3	6	2
Hammerdown Central (m10)	P2	45	30	10
Hammerdown Central (m10)	P3	90	60	20	2
Hammerdown Central (m10)	P4	180	120	40
o02	P1	22.5	15	5	3	4	2
o02	P2	45	30	10
o02	P3	90	60	20	2
o02	P4	180	120	40
Hammerdown North (n01, p01, p04)	P1	22.5 to 30	15 to 22.5	5	3	4 to 6	2
Hammerdown North (n01, p01, p04)	P2	60	40	10
Hammerdown North (n01, p01, p04)	P3	120	80	20	2
Hammerdown North (n01, p01, p04)	P4	240	120	40
Hammerdown North (n01)	P1	30	20	5	3	4	2
Hammerdown North (n01)	P2	60	40	10

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Domain	Pass	Ellipsoid Ranges (m)			No. of Samples		Max Samples per Hole
		Max	Inter	Min	Min	Max
Hammerdown North (n01)	P3	120	80	20	2
Hammerdown North (n01)	P4	240	120	40
Hammerdown North (p01)	P1	22.5	15	5	3	4	2
Hammerdown North (p01)	P2	45	30	10
Hammerdown North (p01)	P3	90	60	20	2
Hammerdown North (p01)	P4	180	120	40
Hammerdown North (p04)	P1	22.5	22.5	5	3	6	2
Hammerdown North (p04)	P2	45	45	10
Hammerdown North (p04)	P3	90	90	20	2
Hammerdown North (p04)	P4	180	180	40
Hammerdown South (l01, k02)	P1	22.5	15	5	3	6	2
Hammerdown South (l01, k02)	P2	45	30	5
Hammerdown South (l01, k02)	P3	90	60	20	2
Hammerdown South (l01, k02)	P4	180	120	40
Hammerdown South (l01)	P1	22.5	15	5	3	6	2
Hammerdown South (l01)	P2	45	30	10
Hammerdown South (l01)	P3	90	60	20	2
Hammerdown South (l01)	P4	180	120	40
Hammerdown South (k02)	P1	22.5	15	5	3	6	2
Hammerdown South (k02)	P2	45	30	10
Hammerdown South (k02)	P3	90	60	20	2
Hammerdown South (k02)	P4	180	120	40
k03	P1	22.5	15	5	3	6	2
k03	P2	45	30	10
k03	P3	90	60	20	2
k03	P4	180	120	40
Rumbullion (rp01)	P1	30	20	5	3	6	2
Rumbullion (rp01)	P2	60	40	10
Rumbullion (rp01)	P3	120	80	20	2
Rumbullion (rp01)	P4	240	160	40
Rumbullion (rl02)	P1	22.5	22.5	5	3	6	2
Rumbullion (rl02)	P2	45	30	10
Rumbullion (rl02)	P3	90	90	20	2
Rumbullion (rl02)	P4	180	180	40
Rumbullion (rl03)	P1	22.5	15	5	3	6	2
Rumbullion (rl03)	P2	45	30	10
Rumbullion (rl03)	P3	90	60	20	2
Rumbullion (rl03)	P4	180	120	40
Wisteria i01	P1	25	15	10	12	18	6
Wisteria i01	P2	50	30	20

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Domain	Pass	Ellipsoid Ranges (m)			No. of Samples		Max Samples per Hole
		Max	Inter	Min	Min	Max
Wisteria i01	P3	100	60	40	6
Wisteria i01	P4	200	120	80
Interstitial	P1	30	20	5	3	6	2
Interstitial	P2	60	40	10
Interstitial	P3	120	80	20	2
Interstitial	P4	240	160	40

14.1.11 Bulk Density

A bulk density value of 2.81 t/m3 was used for rock material in the Mineral Resource Estimate. The bulk density attributed to all in-situ rock material is a decrease from the 2.84 t/m3 used in the previous estimate. This new value is based on specific gravity measurements collected in near-surface drilling completed in 2024 and 2025. Historical results used in previous studies are based on the results from 20 specific gravity measurements collected by Lakefield Research in 1994. Specific gravity measurements should continue for various rock types to ensure that this value is still representative of all domains, zones and mineralization types. For mined-out stopes and development that have been backfilled within Hammerdown and Rumbullion, a bulk density value of 1.90 t/m³ was used. Overburden material is assigned a 1.90 t/m3 bulk density value.

14.1.12 Block Models

The modelling of each block was carried out by adopting a parent block size of 2.5 m x 1.0 m x 4 m and a sub-block count of 16 x 16 x 2 for a minimum block size of 0.15625 m x 0.0625 m x 2 m. The block size was chosen based on the width of the mineralized zones, the nominal drill spacing and the anticipated open pit mining parameters. The blocks for each domain are good representations of their respective 3D model volumes. Table 14.14 presents block model parameters.

Table 14.14: Block model parameters

Parameter	X	Y	Z
Origin (m)	554 335	5 488 800	230
Parent Block Size (m)	2.5	1	4
Size in Blocks	1 255	570	348
Sub-block Count	16	16	2
Sub-Block Size (m)	0.15625	0.0625	2.00
Rotation	0° (no rotation)
Sub-block triggers	Mineralization model, overburden model, mineable shapes to report MRE

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14.1.13 Reasonable Prospects of Eventual Economic Extraction Parameters

Metal price used for the Mineral Reserve estimate is based on consensus, long term forecasts from banks, financial institutions, and other sources. For the Mineral Resources, metal prices used are higher price than those for reserves, using the 75th percentile long-term forecast from an internal bank estimate.

Cut-Off Grade

An open pit production scenario was used to calculate cut-off grade.

The potential value contribution of silver to the Hammerdown deposit was not reviewed by Minéralis. Several drill holes do not have silver assay values, therefore the dataset for silver is insufficient to include silver in the economic assumptions to calculate the cut-off grade. Minéralis considers that this does not materially impact the results of the optimization scenarios.

Cut-off grades of 0.35 g/t Au for the Hammerdown area and 0.48 g/t Au for the Wisteria area were calculated for the reporting of open pit Mineral Resources. A list of key assumptions is presented in Table 14.15.

Table 14.15: Open pit optimization inputs

MRE Cut-Off Grades and Optimization Parameters
Parameter	Unit	Hammerdown	Wisteria
Selling
Gold price	USD/oz	3,500	3,500
Exchange rate	CAD/USD	1.4	1.4
Royalty	%	1	1
Selling cost	USD/oz	0	0
Payable	%	99.8	99.8
Net selling price	CAD/oz	4841	4841
Operating costs
Mining cost	CAD/t mined	10	10
Crushing	CAD/t sorted	6	6
Sorting	CAD/t sorted	2	2
Process cost	CAD/t milled	40	40
Ore Transport	CAD/t milled	25	25
General & administration cost	CAD/t milled	10	10
Total ore-based cost	CAD/t milled	72.02	72.02
Processing
Throughput sorter	tpd	1170	820
Sorter recovery	%	95	95
Sorter mass pull	%	60	85

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MRE Cut-Off Grades and Optimization Parameters
Parameter	Unit	Hammerdown	Wisteria
Throughput Pine Cove	tpd	700	700
Mill recovery	%	92	92
Mining
Reblocked model vertices size	m	2.5x1.0x4.0	2.5x1.0x4.0
Slope angle	°	50	50
Minimum mining width	m	1.5	1.5
Dilution (HW & FW)	m	0	0
Bench height	m	4	4
Cut-off grade
Marginal cut-off grade	g/t	0.35	0.48

Pit Shell Optimization

As per the CIM requirement of "reasonable prospects for eventual economic extraction" (RPEEE) for an open pit mining method, Evomine prepared an open pit shell for the Hammerdown deposit to constrain the block model for Mineral Resource reporting purposes based on a regularized block model. To report the MRE, Evomine also generated mineable shapes, in the same fashion as for underground mining with a stope optimizer process but with open pit parameters constraints. Given the nature of the deposit with narrow vein and modelling with no minimum thickness, the MRE was reported inside those shapes, constrained by the pit optimization. Those shapes were generated using a 0.35 g/t Au cut-off grade for Hammerdown areas and a 0.48 g/t Au cut-off grade for the Wisteria area. All material within those solids were reported: no cut-off used inside the mineable shapes to account for must-take material.

Input parameters for pit optimization and mineable shape generation are presented in Table 14.15.

14.1.14 Resource Classification

The estimated blocks were classified according to CIM's "Definition Standards for Mineral Resources and Mineral Reserves" (2014) and adhere to the CIM "Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines" (2019). The Mineral Resources at Hammerdown were classified as Measured, Indicated and Inferred Mineral Resources.

As stated in CIM's "Definition Standards for Mineral Resources and Mineral Reserves":

"A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit."

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"An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit."

"An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Minéralis considered variogram ranges, drill hole spacing, confidence in the geological interpretation, recovery methods, proximity to historic stopes and development, and grand contour trends to determine parameters that will define the resource categories. The final Mineral Resource classification is mostly based on average drill hole spacing (see Figure 14.13, Figure 14.14, and Figure 14.15 for Measured, Indicated and Inferred cumulative histograms average drill spacing, respectively) and manual editing to avoid isolated blocks. The principal assumptions to classify the Mineral Resources as Measured, Indicated and Inferred are summarized below:

• Measured Mineral Resources are defined where blocs have an average drill spacing of less than 15 m. There are no Measured Mineral Resources within the Interstitial zone.

• Indicated Mineral Resources are defined where blocks have an average drill spacing of less than 30 m.

• Inferred Mineral Resources are defined where blocks have an average drill spacing of less than 60 m. This limit corresponds to sectors with sparse drilling and less lateral and horizontal continuity. Some extrapolation is also included in this category.

• Based on review of stopes and depletion added to the model compared to the previous model, selected stopes lacking validation drilling (post-mining) were applied a 3-m buffer and blocks inside this buffer were classified as Inferred Mineral Resources. This reclassification translates the limited geological evidence in these areas.

• Final categories of all domains were manually edited to avoid isolated clusters of blocks.

Typical examples of the classification of Mineral Resources are displayed in Figure 14.16 and Figure 14.17.

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Figure 14.13: Hammerdown drill spacing cumulative histogram for Measured Mineral Resources

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Newfoundland & Labrador, Canada	289
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Figure 14.14: Hammerdown drill spacing cumulative histogram for Indicated Mineral Resources

Hammerdown Gold Project
Newfoundland & Labrador, Canada	290
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.15: Hammerdown drill spacing cumulative histogram for Inferred Mineral Resources

Hammerdown Gold Project
Newfoundland & Labrador, Canada	291
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.16: Hammerdown block model plan view 150 EL (10 m viewing corridor)

Hammerdown Gold Project
Newfoundland & Labrador, Canada	292
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.17: Hammerdown block model cross section A-A' looking east (10 m viewing corridor - looking west)

14.1.15 Block Model Validation

Visual Validation

A visual validation was conducted to confirm that the ellipsoid orientations match the orientations of the modelled veins and the distribution of grades. To ensure that the estimated blocks are a robust interpretation of the composites, various validation methods were used. Visual checks of the block model, per vertical section, plan view and longitudinal views, were used as validation of the interpolation outputs. Figure 14.18 presents a global longitudinal view of vein m06 interpolated block models against composites. In general, the estimated block gold grades are good representations of composites gold grades.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	293
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.18: Hammerdown block model and composites visual validation (vein m06)

Global Statistical Validation

To ensure proper composite representation in each domain, a statistical comparison was made between the uncapped and capped assays means, global composite mean inside each grouped domains and global interpolated block means for various interpolation methods (ID3 and Nearest Neighbour (NN)). Table 14.16 shows a summary of global means, per grouped domain. Based on the results, the interpolation using ID3 is judged to be valid. Differences between composite grades and ID3 can be explained by the high grade restrictions applied and the highly variable nature of the mineralization grades over short distances. Comparison with the NN shows generally similar grades, with NN often higher compared to ID3 as expected.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	294
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 14.16: Statistical comparison of gold assays (capped and uncapped), composites and blocks (ID3 and Nearest Neighbour)

Zone	Group	Volume	Au uncapped	Au Capped	Composites	ID3	NN
Wisteria	i01	151 810	1.17	1.08	1.08	0.98	0.99
Wisteria	i02	64 648	0.80	0.63	0.63	0.66	0.65
Wisteria	VS	42 310	1.01	0.94	0.94	0.86	0.87
Hammerdown	Central	48 744	9.08	8.72	8.56	7.10	7.45
Hammerdown	North	80 752	7.31	6.65	6.64	6.02	6.72
Hammerdown	South	36 800	6.35	6.08	5.98	5.00	5.32
Hammerdown	k03	20 199	15.16	14.45	14.64	10.81	10.75
Hammerdown	m02	34 418	6.22	5.74	5.66	3.43	3.58
Hammerdown	m04	28 957	7.59	7.30	7.25	7.37	7.80
Hammerdown	m06	49 242	17.57	17.29	17.43	13.29	13.30
Hammerdown	m08	51 211	10.52	9.55	9.54	9.66	9.07
Hammerdown	m09	17 067	10.46	9.91	9.85	9.26	8.55
Hammerdown	o02	14 420	12.14	11.11	11.37	11.97	13.07
Rumbullion	Central	23 214	4.71	3.69	3.73	3.24	3.65
Rumbullion	East	14 774	7.44	5.85	5.71	4.11	4.81
Rumbullion	North	87 983	3.95	3.40	3.51	2.90	3.80
Rumbullion	Northeast	55 126	7.52	7.30	7.36	5.59	6.12
Rumbullion	South	50 894	5.44	5.35	5.36	4.33	4.79
Rumbullion	rl02	21 618	11.66	11.04	10.59	9.71	10.50
Rumbullion	rl03	8 272	14.69	13.41	13.12	12.74	12.46
Rumbullion	rp01	18 890	11.89	10.05	9.75	6.75	6.75
Muddy Shag	-	55 337	2.48	2.48	2.32	1.97	2.37

Local Statistical Validation - Swath Plot

Finally, swath plots were created to validate local estimation. The method involves comparing the predicted values of a block using the preferred estimation method (ID3 in this case) with a local estimation method (NN). In general, peaks and troughs in the local estimator grades (NN) generally follow peaks and troughs in ID3 block grades. Figure 14.19, Figure 14.20, and Figure 14.21 present swath plots along the X, Y and Z-axis for the m06 domain while Figure 14.22, Figure 14.23, and Figure 14.24 present swath plots along the X, Y and Z-axis for the rl02 domain. In general, composite gold grades are well represented within estimated block gold grades.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	295
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.19: X (east-west) block spacing swath plot for m06 domain

Hammerdown Gold Project
Newfoundland & Labrador, Canada	296
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.20: Y (north-south) axis block spacing swath plot for m06 domain

Hammerdown Gold Project
Newfoundland & Labrador, Canada	297
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.21: Z (elevation) axis block spacing swath plot for m06 domain

Hammerdown Gold Project
Newfoundland & Labrador, Canada	298
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.22: X (east-west) block spacing swath plot for rl02 domain

Hammerdown Gold Project
Newfoundland & Labrador, Canada	299
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.23: Y (north-south) axis block spacing swath plot for rl02 domain

Hammerdown Gold Project
Newfoundland & Labrador, Canada	300
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.24: Z (elevation) axis block spacing swath plot for rl02 domain

14.1.16 Mineral Resource Reporting

The Hammerdown deposit open-pit Mineral Resources are stated using a lower cut-off of 0.35 g/t Au in the Hammerdown area and 0.48 g/t Au in the Wisteria area. The resources are constrained within the resource optimization pit and reported within mineable shapes as described in Section 14.16.2. Results for the open-pit part of the deposit are presented by domain in Table 14.17. Open pit Measured Mineral Resources are estimated at 271 kt, grading 8.24 g/t Au for 72 koz Au. Open pit Indicated Mineral Resources are estimated at 1,823 kt, grading 1.96 g/t Au for 115 koz Au. Open pit Inferred Mineral Resources are estimated at 973 kt, grading 2.53 g/t Au for 81 koz Au.

The main risk facing this MRE is the exact location of the historical underground workings used for depletion. The QP recommends a drilling campaign targeting hanging wall and footwall of those workings to confirm their placement, and for the upside potential of left-out mineralization considering the high cut-off grade used during historical operations.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	301
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Following investigations post-MRE completion with 2025 drilling, a new trench surface deeper than the one in use in this MRE to deplete historical open pit production is being used to deplete resources in the short-term mine plan. This new surface depletes a potential additional 4 koz Au (1.5% if the total resource).

Mr. Christian Beaulieu, P.Geo., is not aware of any factors or issues that materially affect the Mineral Resource estimate other than normal risks faced by mining projects in the province in terms of environmental, permitting, taxation, socio-economic, marketing, and political factors, and additional risk factors regarding Indicated and Inferred resources.

These Mineral Resources are not Mineral Reserves as they have not demonstrated economic viability. The quantity and grade of reported Inferred Mineral Resources in this Report are uncertain in nature and there has been insufficient exploration to define these resources as Indicated or Measured; however, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Table 14.17: Hammerdown deposit Mineral Resource estimate by domain as January 22, 2026

Resource Category	Domain	Tonnage (kt)	Grade (g/t Au)	Gold Content (koz)
Measured	Hammerdown	188	8.87	54
	Rumbullion	62	8.78	17
	Wisteria	22	1.33	1
	Total Measured	271	8.24	72
Indicated	Hammerdown	738	2.16	51
	Rumbullion	617	2.34	46
	Wisteria	468	1.14	17
	Total Indicated	1,823	1.96	115
Measured & Indicated	Hammerdown	926	3.52	105
	Rumbullion	679	2.93	64
	Wisteria	490	1.15	18
	Total M&I	2,094	2.77	187
Inferred	Hammerdown	612	3.25	64
	Rumbullion	264	1.64	14
	Wisteria	45	0.72	1
	Muddy Shag	52	1.23	2
	Total Inferred	973	2.59	81

Hammerdown MRE Notes:

1. The Mineral Resources described above have been prepared in accordance with the CIM Standards (Canadian Institute of Mining, Metallurgy and Petroleum, 2014).

2. The effective date of the MRE is January 22, 2026 with a database cut-off date of June 16, 2025 and using a depletion surface of December 31, 2025.

3. The lower cut-offs used to report open pit Mineral Resources are 0.48 g/t Au for the Wisteria area and 0.35 g/t Au for all other areas within the Hammerdown deposit pit optimization.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	302
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

4. The Hammerdown deposit has been classified as Measured, Indicated and Inferred Mineral Resources according to drill spacing and confidence in the historical stope placement.

5. Bulk density was assigned based on historical and recent specific gravity measurements. A single value of 2.81 g/cm3 was used, and 1.9 g/cm3 for backfill material within historical stopes.

6. The MRE is based on a sub blocked model with a main block size of 2.5 m x 1 m x 4 m, and subblocks of 0.16 m x 0.06 m x 2 m. Gold grades were composited to 1-m length and estimated with ID3 and high-grade spatial restrictions.

7. The open pit MRE is reported inside mineable shapes constrained by an open pit optimization to respect Reasonable Prospect of Eventual Economic Extraction (RPEEE). No mining dilution and losses are assumed; however, must-take material is accounted for in open pit minable shapes.

8. Open pit optimization and cut-off grade assume long-term gold price of US$ 3,500/oz, and a US$/CAN$ exchange rate of 1.40, slope angles of 50°, bench height of 4 m, minimum mining width of 1.5 m, metallurgical recoveries of 92%, mining costs of CAN$10/t mined, processing costs of CAN$40/t processed, transport costs of CAN$25/t processed and general and administrative costs of CAN$10/t processed.

9. Tonnage has been expressed in the metric system, and gold metal content has been expressed in troy ounces. The tonnages have been rounded to the nearest 1,000 tons, and the metal content has been rounded to the nearest 1,000 ounces. Totals may not add up due to rounding errors.

10. These Mineral Resources are not Mineral Reserves as they have not demonstrated economic viability. The quantity and grade of reported Inferred Mineral Resources in this report are uncertain in nature and there has been insufficient exploration to define these resources as Indicated or Measured; however, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

11. The QP is not aware of any factors or issues that materially affect the Mineral Resource estimate other than normal risks faced by mining projects in the province in terms of environmental, permitting, taxation, socio-economic, marketing, and political factors, and additional risk factors regarding Indicated and Inferred resources.

14.1.17 Cut-Off Grade Sensitivities

The sensitivity of the open pit resources to different cut-off grades scenarios is summarized in Table 14.18 and Table 14.19. Figure 14.25 and Figure 14.26 present the grade-tonnage curves for varying gold cut-offs of the Measured and Indicated, as well as Inferred open-pit Mineral Resource. As seen below for Measured and Indicated, a higher sensitivity on tonnage is observed between gold prices of $US3,000 and $US2,500. The tonnages and grade at differing cut-offs shown below are for comparison purposes only and do not constitute an official Mineral Resource. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 14.18: Hammerdown in-pit cut-off grade sensitivity - Measured and Indicated Mineral Resources

Gold Price ($US)	Cut-off Grade (g/t Au)	Tonnage (kt)	Grade (g/t Au)	Gold Content (koz)
4,500	0.27	2,401	2.61	202
4,000	0.31	2,236	2.67	192
3,500	0.35/0.48	2,094	2.77	187
3,000	0.41	1,925	2.93	181
2,500	0.49	1,503	3.18	154

Hammerdown Gold Project
Newfoundland & Labrador, Canada	303
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 14.19: Hammerdown in-pit cut-off grade sensitivity - Inferred Mineral Resources

Gold Price ($US)	Cut-off Grade (g/t Au)	Tonnage (kt)	Grade (g/t Au)	Gold Content (koz)
4,500	0.27	1,303	2.12	89
4,000	0.31	1,095	2.38	84
3,500	0.35/0.48	973	2.59	81
3,000	0.41	832	2.91	78
2,500	0.49	543	3.43	60

Figure 14.25: Measured and Indicated grade-tonnage curves for in-pit resource

Hammerdown Gold Project
Newfoundland & Labrador, Canada	304
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.26: Inferred grade-tonnage curves for in-pit resource

14.1.18 Comparison with Previous Estimation

Table 14.20 presents the comparison of the current estimate with the previous estimate, with an effective date of June 30, 2022. Changes to the Hammerdown MRE primarily reflect the application of new estimation parameters informed by increased data confidence from the tightly spaced grade control drilling completed in 2024 and 2025. Specifically, tighter distance constraints were applied to high grade intervals, which affected overall grade and ultimately reduced it relative to the previous estimate. Additional changes include an increase in resources classified as Inferred due to missing data validation needed to confirm the positions of historically mined out underground stopes. New optimization parameters also contribute to loss in contained ounces, as well as additional depletion of historically mined stopes. Adjusted cut-off grades and the reporting methodology contributed to increase the contained metal. Figure 14.27 illustrates the estimated changes per main categories.

The qualified person has not done sufficient work to classify the historical estimate as current Mineral Resources. The issuer is not treating the historical estimate as current Mineral Resources.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	305
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 14.20: Mineral Resource estimate comparison with previous estimate

Resource Category	FS 2022 (Open Pit only)			PEA 2026			% Difference
	Tonnage (kt)	Grade (g/t Au)	Gold Content (koz)	Tonnage (kt)	Grade (g/t Au)	Gold Content (koz)	Tonnage (kt)	Grade (g/t Au)	Gold Content (koz)
Measured	698	5.47	123	271	8.24	72	-61%	51%	-42%
Indicated	2,146	3.00	207	1,823	1.96	115	-15%	-35%	-45%
M&I	2,845	3.61	330	2,094	2.77	187	-26%	-23%	-43%
Inferred	302	1.31	13	973	2.59	81	222%	97%	522%

Source: P&E 2022.

Notes for the FS 2022 MRE:

1. Mineral Resources were prepared in accordance with NI 43-101 and the CIM Definition Standards (2014). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Open pit Mineral Resources are reported at a cut-off grade of 0.50 g/t gold that is based on a gold price of US$1,800/oz and a US$/CAN$ exchange.

3. Assumptions for cut-off grade calculation and pit optimizations: slope angles of 50°, metallurgical recoveries of 97%, mining costs of US$3/t mined, processing costs of US$22.50/t processed, and general and administrative costs of CAN$5.63/t processed.

4. Bulk density is 2.84 t/m3 for rock and 1.90 t/m3 for mined out areas.

5. Appropriate mining costs, processing costs, metal recoveries, and interramp pit slope angles were used to generate the pit shell.

6. Totals may not add up due to rounding errors.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	306
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 14.27 Mineral Resource estimate waterfall chart

Source: Minéralis 2026.

14.1.19 Exploration Potential

During recent drilling, approximately 75% of the drilling intercepts breaking through historical underground mine openings have been sampled. Of this material, around 45% have a grade above 0.35 g/t Au (current cut-off grade of Hammerdown area). The length weighted average of the sampled material is 2.46 g/t Au, with a median of 0.22 g/t Au. With further sampling, there is a potential to add a portion of this mineralized material to the run-of-mine. Assumptions on average grades considered capping the assays at 3.5 g/t Au (break in the log probability plot) and a range of ½ standard deviation around the capped mean. Assuming between 40% and 50% of the backfill material is mineralized (>0.35 g/t Au), and with grade assumptions described above, there is an exploration potential of 78 kt to 98 kt at grades ranging from 1.40 g/t Au to 2.60 g/t Au.

This potential range of tonnes and grade is conceptual in nature, insufficient exploration to define a Mineral Resource has been completed, it is uncertain if a Mineral Resource Estimate of the material will be made in the future.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	307
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

14.2 Orion Deposit- Norda

The updated Orion deposit MRE was prepared by Norda Stelo using Leapfrog geo 2025.3 ("Leapfrog 2025.3") and Leapfrog Edge 2025.3 ("Edge"). Leapfrog 2025.3 was used to model the lithologies and mineralized zones. The estimation, which consisted of 3D block modelling and grade interpolation, was performed with Edge. Statistical studies, capping and variography were completed using Edge, Snowden Supervisor v.9 ("Supervisor") and Microsoft Excel. Grades were interpolated using ordinary kriging. The updated MRE is reported above a 0.47 g/t Au cut-off for an open-pit scenario and at 1.13 g/t Au for an underground scenario. The resources are constrained within the resource optimization pit and reported within mineable shapes as described in Section 14.2.15.

The following Orion deposit MRE is effective as of January 22, 2026, and incorporates 46,017.34 m in 219 DDH (Table 14.21).

Table 14.21: Summary of Orion Deposit Mineral Resources (effective date January 22, 2026)

Deposit	Mining Method	Category	Tonnage (kt)	Grade (g/t Au)	Contained Oz (koz)
Orion[2]	Open Pit	Indicated	598	1.75	33.6
		Inferred	91	1.92	5.6
	Underground	Indicated	636	1.92	39.3
		Inferred	523	2.16	36.2
		Total Indicated	1.234	1.84	72.9
		Total Inferred	614	2.12	41.8

Orion MRE Notes:

1. These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability. The MRE follows current CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).

2. The QPs for the MRE, as defined by NI 43-101, are Chafana Sako, P.Geo. of Norda Stelo and Stephen Coates, P.Eng. of Evomine. The effective date is January 22, 2026.

3. The estimation encompasses thirty-seven (37) zones and a dilution envelope using Leapfrog 2025.3 and interpolated using Edge.

4. 1.0-m composites were calculated within the mineralized zones using the grade of the adjacent material when assayed or a value of zero when not assayed. High-grade capping on composites (supported by statistical analysis) was set between 5.0 and 70.0 g/t Au for envelopes.

5. The estimate was completed using a sub-block model in Edge, with a parent block size of 5 m x 5 m x 5 m (X,Y,Z) and a sub-block size of 0.625 m x 0.625 m x 0.625 m (X,Y,Z).

6. Grade interpolation was obtained by the Ordinary Kriging (OK) method using hard boundaries.

7. Density values of 2.7 to 2.83 g/cm3 were assigned to all mineralized zones.

8. Mineral Resources were classified as Indicated and Inferred Mineral Resources. The Inferred Mineral Resource category is defined for blocks estimated if the 1 to 5 holes closest to the block have an average distance < 35 to 55 m and if the block was estimated with pass 1 or 2 and there is reasonable geological and grade continuity.

9. The MRE is locally pit constrained. The pit-constrained results are presented undiluted and are considered to have reasonable prospects of economic viability. The pit-constrained MRE is reported at a 0.42 g/t Au cut-off grade. The cut-off was calculated using the following parameters: gold price = US$ 3,500/oz; USD:CAD exchange rate = 1.40; mining cost = CAN$10.00/t; processing + G&A costs = CAN$48.50/t; bedrock slope angle of 50°; and mill recovery = 92%. The underground MRE is reported at a cut-off grade of 1.13 g/t Au. The underground MRE was based on potential long hole mining method depending on the orientation of the mineralization. The cut-off grade was calculated using the following parameters: mining cost = CAN$ 100.00; processing cost and G&A = CAN$ 82.02; selling costs = CAN$ 4.89; gold price = US$ 3,500/oz; USD:CAD exchange rate = 1.40; and mill recovery = 92%.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	308
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

10. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.). The number of metric tons (tonnes) was rounded to the nearest thousand, following the recommendations in NI 43-101. Any discrepancies in the totals are due to rounding effects. The metal contents are presented in troy ounces (tonnes x grade / 31.10348). The QPs are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues or any other relevant issue not reported in the Technical Report that could materially affect the MRE.

14.2.1 Methodology

The models were prepared using Leapfrog geo 2025.3 ("Leapfrog") and Leapfrog Edge 2025.3 ("Edge"). Leapfrog was used to model the lithologies and mineralized zones. The estimation, which consisted of 3D block modelling and grade interpolation, was performed with Edge. Statistical studies, capping and variography were completed using Leapfrog Edge 2025.3, Snowden Supervisor v.9 ("Supervisor") and Microsoft Excel.

The main steps in the methodology were as follows:

• Compile and validate the database for the diamond drill holes used in the Mineral Resource estimate.

• Review and validate the geological model and interpretation.

• Review drill hole intercepts and composite generation for each mineralized zone.

• Review basic statistics.

• Review geostatistical analysis, including variography.

• Review block modelling and grade interpolation.

• Review block model validation.

• Establish resource classification criteria and clipping areas to classify the Mineral Resources.

• Assess the "reasonable prospects for eventual economic extraction" and select the appropriate cut- off grades.

• Generate a Mineral Resource statement.

14.2.2 Database

The drill hole database contains assay results and lithological, alteration, mineralization, and structural information derived from logging of diamond drill core. These data were used to define lithological domains, support geological interpretations, and constrain mineralization wireframes.

In addition to the raw data tables, the database includes several derived tables, such as calculated drill hole composites and wireframe solid intersections, which are required for statistical analyses and resource block modelling.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	309
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The Orion database ("database"), with a close-out date of December 01, 2025, includes drilling data up to 2022, with the latest validation completed on that date, comprises 219 diamond drill holes totaling 46,017.34 m. The database includes 73 historical drill holes (15,738.1 m) completed between 1995 and 1997, and 146 drill holes (30,279.24 m) drilled between 2001 and 2022 (Figure 14.28).

A total of 206 drill holes contain gold assay data, comprising 28,876 individual samples and representing 20,062.89 m of sampled core.

Missing interval records (1,981 data points) and sample intervals with missing gold assays (176 data points) were assigned a grade of 0.00 g/t Au for geostatistical analyses and resource estimation. This approach was applied to preserve dataset continuity.

Although historical drill holes lack assay certificates, the gold grade population is comparable to that of the more recent drilling. In addition, visual analysis and sectional interpretation indicate continuity of mineralized zones between the two drilling periods.

Figure 14.28: Surface plan view of the Orion database drill holes

14.2.3 Geological Models

The geological models developed by Norda Stelo geologists were reviewed and validated by the QPs. All lithological and mineralized zones were interpreted directly in 3D in Leapfrog on a hole-by-hole basis.

Two surfaces were created to define the topography and the overburden/bedrock contact. The topographic surface was generated using LiDAR data and includes the open pit, providing a high- resolution representation of the current surface conditions.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	310
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The 3D lithological modelling of the Orion deposit has identified four major families of rock units: FMSCH (Intermixed Felsic-Mafic Schist), FSCH-MSCH (Felsic and Mafic Schists), HW (Felsic Tuffs, Mafics Volcaniclastics) and FW (Mafic units) (Figure 14.29). All lithologies display a near-vertical dip (~90°) and are elongated along a SW NE trend.

Two major faults were identified (Horse Head Fault and Trapezius_Fault) and modeled by Norda Stelo and subsequently incorporated into the geological model. The Horse Head Fault is characterized by a moderate dip averaging 50° and a N25° azimuth, whereas the Trapezius Fault displays a steeper geometry with an average dip of 75° and an azimuth of N330° (Figure 14.29).

All lithological wireframes were constrained vertically by the overburden interface and the topographic surface.

Figure 14.29: Plan section view showing Orion lithological and fault models

The interpretation of quartz veins and associated shear-hosted mineralization was primarily based on the geological interpretation developed by Maritime's geologists, in which mineralized structures were interpreted as sub-planar features (“flat planes”). The modelling followed the interpretation provided by Maritime, using both the intervals defined in the CSV file “Orion_Quartz_Vein_Classification” and the interpreted vein planes on cross-sections. The interpretation was refined using detailed drill hole geological logging, including lithology, structural measurements, and mineralization characteristics.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	311
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Quartz veins were modeled to their true geological thickness, without applying a minimum thickness constraint, in order to preserve the geological integrity of the features. Vein boundaries were constrained either to a maximum distance of 50 m from the last diamond drill hole (DDH) intersection or positioned at the mid-distance between an intersected and a non-intersected drill hole.

In addition to discrete quartz veins, broader mineralized zones associated with intense foliation and shearing were also interpreted. These zones are characterized by disseminated sulphides (locally up to ~50%) and sulphide stringers, pervasive silicification and quartz/silica flooding, as well as sericitic, chloritic, and potassic alteration assemblages. The interpretation of these broader zones was carried out through the selection of structural and geological trends, using database queries to isolate fertile geological domains. The dilution wireframe was created to encompass adjacent low-grade mineralized material and to minimize grade dilution from unmineralized areas during reblocking and resource reporting.

All mineralization wireframes were constrained vertically by the overburden interface and the topographic surface.

The mineralization model consists of 38 wireframes, in addition to the overburden surface (Figure 14.30), comprising:

• 29 discrete quartz vein ("Veins")

• 4 broader veins (Main Zone 1, Main Zone 2, Discover Zone 1, and Discover Zone 2)

• 3 VMS veins

• 1 EMS vein

• 1 dilution wireframe

The wireframes are generally steeply dipping, with an average dip of approximately 75° and a dominant strike orientation of N35°.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	312
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Figure 14.30: Orion mineralization wireframes

(A) Plan view at surface, (B) and (C) isometric view without and with dilution envelope, respectively

14.2.4 High Grade Capping

Basic univariate statistics were performed on the raw assay datasets for each mineralized zone. Capping was applied to raw Au samples, prior to compositing. The following criteria were used to decide if capping was warranted:

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• The coefficient of variation of the assay population is above 3.0.

• The quantity of metal contained in the top 10% highest grade samples is above 40%, and/or the quantity of metal in the top 1% highest grade samples is higher than 20%.

• The probability plot of grade distribution shows abnormal breaks or scattered points outside the main distribution curve.

• The log-normal distribution of grades shows erratic grade bins or distanced values from the main population.

Table 14.22 presents a summary of the statistical analysis. Examples of graphs supporting the capping threshold decisions for Veins and Discover Zone 1 are shown in Figure 14.31 and Figure 14.32 with the applied Au cap.

Table 14.22: Summary statistics for raw assays - Orion

Zone	No. of Sample	Max (Au g/t)	Uncut Mean (Au g/t)	Capping (Au g/t)	No. Capped	Cut Mean (Au g/t)	Cut Metal Factor (%)
Veins	586	244.73	4.21	70	7	3.36	17.93
Main Zone 1	1,946	35.96	0.53	20	1	0.53	0.54
Main Zone 2	926	41.34	0.94	20	3	0.90	2.93
Discover Zone 1	1,217	39.46	1.44	30	2	1.43	0.65
Discover Zone 2	178	11.84	0.56	-	-	-	-
EMS	45	45.37	1.45	10	1	0.67	42.06
VMS	41	20.92	1.36	5	1	0.97	18.54
Dilution	16,059	19.86	0.035	-	-	-	-

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Figure 14.31: Graphs supporting a capping value of 70 g/t Au for veins

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Figure 14.32: Graphs supporting a capping value of 30 g/t Au for Discover Zone 1

14.2.5 Compositing

Sample intervals were established according to lithological, structural, and mineralization boundaries, following vein logging and sampling procedures. Sample lengths across the datasets are variable, reflecting different exploration campaigns over time. Given this variability, compositing was applied to ensure a standardized sample support for the statistical analysis. This approach provides a consistent basis for all subsequent calculations, reducing the bias that could be introduced by variable sample lengths.

The selection of composite lengths was guided by the sample intersection lengths within the mineralization wireframes and the proposed block size. Codes were automatically assigned to drill hole assay intervals intersecting the mineralized veins, using the name of the corresponding 3D solid. These coded intercepts were then used to analyze sample lengths and generate statistics for both raw assays and composites.

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In the intercept dataset, 32% of intervals fall between 0.5 m and 0.6 m, and 22% fall between 1 m and 1.1 m, with a median of 0.5 m and a third quartile (Q3) of 1 m. These statistics indicate that 0.5 m would be a natural composite length; however, to align with the proposed block size and ensure consistency in the block model, a 1 m composite length was adopted. Additionally, a 1 m length reduces variability in grade within composites and facilitates comparison across the model while maintaining geological continuity (Figure 14.33).

Figure 14.33: Histogram of raw sample length - Orion

The QP assessed the impact of compositing on the sample population, comparing sample count, capped assay values, and composited intervals to evaluate potential effects on grade distributions. The assessment determined that the changes introduced by compositing were acceptable and did not significantly distort the dataset. Table 14.23 presents a summary comparison for zones, highlighting the relationship between the capped assays, and composited intervals.

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Table 14.23: Comparison of uncomposited and composited capped Au assays - Orion

Zone	Data type	Count	Length	Mean (g/t Au)	COV	Min	Max
Veins	Uncomposited	586	329.30	3.36	2.99	0.00	70.00
	Composited	501	329.30	2.68	2.32	0.00	70
Main Zone 1 (Broader vein)	Uncomposited	1,946	1,349.40	0.53	2.49	0.00	20.00
	Composited	1,352	1,349.30	0.43	0.86	0.00	9.29
Main Zone 2 (Broader vein)	Uncomposited	926	634.10	0.90	2.34	0.00	20.00
	Composited	645	633.80	0.65	1.89	0.00	11.21
Discover Zone 1 (Broader vein)	Uncomposited	1,217	910.50	1.43	2.33	0.00	30.00
	Composited	916	910.40	1.13	1.96	0.00	17.99
Discover Zone 2 (Broader vein)	Uncomposited	178	158.50	0.56	2.46	0.00	11.84
	Composited	158	158.20	0.30	2.23	0.00	4.83
EMS	Uncomposited	45	33.30	0.67	2.73	0.00	10.00
	Composited	46	33.30	0.39	2.88	0.00	6.44
VMS	Uncomposited	41	25.30	0.97	1.15	0.00	5.00
	Composited	30	25.25	0.79	1.15	0.00	5.00
Dilution	Uncomposited	14,751	16,040.40	0.08	14.39	0.00	93.85
	Composited	16,059	16,039.40	0.035	7.25	0.00	19.86

14.2.6 Specific Gravity

Specific gravity (SG) values were used to convert estimated block volumes into tonnage in the resource- grade block model.

A total of 427 samples representing four (4) lithologies were collected for specific gravity measurements. Statistical analyses were performed on the results, and average specific gravity values were assigned by lithology. Based on these results, a specific gravity of 2.70 was assigned to FMSCH, 2.71 to FSCH- MSCH, 2.83 to FW and 2.72 to HW. Overburden material was assigned a specific gravity of 2.00 g/cm³.

14.2.7 Block Model

The block models correspond to an unrotated octree sub-block model constructed in Leapfrog Edge. Lithology and mineralized models were used as sub-blocking triggers.

The parent block dimensions are 5 m (X) × 5 m (Y) × 5 m (Z), as determined by the KNA analysis. The minimum sub-block dimensions are 0.625 m (X) × 0.625 m (Y) × 0.625 m (Z), allowing accurate representation of the spatial complexity of the narrower mineralized veins.

14.2.8 Variography and Search Ellipsoids

Variogram models were developed for the Veins, Main Zone 1, Main Zone 2, Discover Zone 1, Discover Zone 2 and for the VMS and EMS veins combined into a single variographic domain.

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A normal score transformation was applied prior to variography to address the highly skewed distribution of gold grades and to ensure the validity of the variogram modelling process. The resulting assessment of grade continuity and anisotropy guided the orientation and range of the search ellipsoids used for grade estimation.

Variograms modelling was carried out in Supervisor version 8.14 and subsequently reproduced in Leapfrog for integration into the estimation process. The variograms for the veins and Main Zone 1 are shown in Figure 14.34 and Figure 14.35. Table 14.24 summarizes the parameters of the ellipsoids used for interpolation. Figure 14.36 shows the wireframes and the associated search ellipsoid.

Figure 14.34: Veins normal scores variogram

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Figure 14.35: Main Zone 1 normal scores variogram

Figure 14.36: Veins (yellow) and Main Zone 1 (purple) wireframes with associated search ellipsoids (1.0× variogram ranges)

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Table 14.24: Variogram model parameters

Group	Wireframe	Dip	Dip Azi.	Pitch	Structure	Nugget	Structure 1				Structure 2
							Sill	Major	Semi- major	Minor	Sill	Major	Semi- major	Minor
Veins and dilution	Vein1 to vein29, dilution	55	140	30	Spherical	0.29	0.42	20	9	13	0.29	90	55	20
Main Zone 1	Main Zone 1	80	155	95	Spherical	0.16	0.46	40	50	14	0.38	150	150	25
Main Zone 2	Main Zone 2	80	150	105	Spherical	0.28	0.47	71	64	10	0.25	150	125	20
Discovery 1	Discovery 1	80	145	105	Spherical	0.16	0.61	100	16	6	0.23	110	90	15
Discovery 2	Discovery 2	75	130	120	Spherical	0.09	0.75	89	29	6	0.16	105	100	10
VMS and EMS	VMS1 to VMS3 and EMS	75	135	30	Spherical	0.29	0.42	37.5	37.5	18.75	0.29	75	75	37.5

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14.2.9 Grade Interpolation

The interpolation was run on point area workspaces extracted from the composite datasets (flagged by domain). The interpolation profiles were applied to each mineralized domain using hard boundaries to prevent block grades from being estimated using sample points with different block codes other than the block being estimated.

Grades were then estimated using the OK interpolation algorithm through three nested search passes. The ranges of the search ellipses were defined based on variogram analysis performed for each zone of domains:

• First pass: search radius set to approximately 0.5 time the variogram range.

• Second pass: search radius of 1.0 time the variogram range.

• Third pass: search radius extended to 1.5 time the variogram range.

No high grade restrictions were applied during the estimation process. The minimum and maximum number of composites per pass were defined considering the true thickness of the domains, the number of composites intersecting each domain. The estimation approach aimed to limit smoothing to preserve local grade variations while avoiding smearing of high grade values, in line with the mineralization style and domain morphology.

Search parameters used for interpolation are presented in Table 14.25.

Table 14.25: Search parameters used for interpolation

Zone	Pass	Ellipse Orientation			Search Ranges			Composites
		Dip	Dip Azimuth	Pitch	Major (m)	Semi-Major (m)	Minor (m)	Min.	Max.	Max./ddh
Veins, EMS Zone, VMS Zones	1	Oriented parallel to the zones		Vario	0.5x Vario	0.5x Vario	0.5x Vario	3	4	1
	2				1.0x Vario	1.0x Vario	1.0x Vario	2	4	1
	3				2.0x Vario	2.0x Vario	2.0x Vario	2	4	N/A
Dilution	1	Vario			0.5x Vario	0.5x Vario	0.5x Vario	5	8	2
	2				1.0x Vario	1.0x Vario	1.0x Vario	3	8	2
Discovery and Main Zones	1	Vario			0.5x Vario	0.5x Vario	0.5x Vario	7	24	3
	2				1.0x Vario	1.0x Vario	1.0x Vario	4	24	3
	3				2.0x Vario	2.0x Vario	2.0x Vario	4	24	N/A

14.2.10 Block Model Validation

The QP validated the estimated block model using:

• Visual comparison of block grades and estimation composites.

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• Statistical comparison of block grades and estimation composites, including NN check estimates for all domains.

• Swath plots.

Visual Validation

The QP completed visual validation checks in vertical sections, plan views, and longitudinal sections to compare estimated block grades with composite grades and to confirm that the interpolated grades reflect the expected anisotropy.

Example vertical section is shown in Figure 14.37 and examples of plan views are shown for the Vein1 and Main Zone 1 in Figure 14.38.

Figure 14.37: (A) Plan view indicating the location of the vertical section, and (B) Vertical section displaying the raw assay values

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Figure 14.38: Visualization validation of (A) Vein1 and (B) Main Zone 1

Statistical Checks

The QP completed statistical checks for each domain, comparing the ID2 estimated grades, OK check estimates, NN check estimates, and informing composite grades. OK and ID2 show the same trend; therefore, we will describe only the results for OK.

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Figure 14.39 presents the percentage distribution of relative differences between composite grades and block model grades estimated with OK for all estimation domains.

The differences range from approximately -60% to +105%, with most of the values concentrated between -36% and +11%. The peak frequency occurs in the -24% to 11% range, indicating that for most domains, block model estimates slightly understate the composite grades, which is consistent with the application of high grade capping and restrictions during estimation.

Figure 14.39: Distribution of relative differences (%) between composite mean grades and block model mean grades for all estimation domains

The largest negative discrepancies arise when several high grade samples are concentrated in a small area of the domain, while a significant portion of the block model is estimated using a sparse distribution of low-grade composites, as illustrated in Figure 14.40A for domain vein11, which shows a relative difference of -59%. Conversely, the greatest positive discrepancies occur when low-grade composites are clustered within a limited area of the domain, while the surrounding blocks are estimated with higher grades that are more spatially dispersed, as shown in Figure 14.40B for domain vein20, which shows a relative difference of +105%. In such cases, the mean grade of the block model is higher than that of the composites. In addition, small domains with limited metal inventory and high coefficients of variation (COV), leading to more pronounced local discrepancies (Figure 14.41).

Overall, the distribution confirms that most block model estimates are within ±20% of the composite grades, indicating good agreement and no material bias at the resource scale. Outliers are attributable to the spatial distribution of grade samples and domain size limitations, and their impact on the reported Mineral Resource is not considered material.

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Figure 14.40: Grade discrepancies between block model and composites

(A) Negative discrepancy in vein11 (-59%) due to clustered high grade samples and sparse low-grade samples, (B) Positive discrepancy in vein20 (+105%) due to clustered low-grade samples and spars.

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Figure 14.41: Relationship between relative grade differences and Coefficient of Variation (COV)

Swath Plots

The QP generated swath plots for each zone, comparing the estimated block grades and composite grades. The OK estimated grade trends show generally good agreement with the ID2, NN estimates and composite grade trends. The largest discrepancies generally occur in swaths containing few blocks or composites. The swath plots broadly support the estimated block grades.

Swath plots for Zone East and Zone West are shown in Figure 14.42 and Figure 14.43.

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Figure 14.42: Main Zone and Discover combined swath plot

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Figure 14.43: Veins, EMS and VMS combined swath plot

14.2.11 Mineral Resource Classification

Indicated resources correspond to blocks estimated during Pass 1 and Pass 2 when the average distance to informing samples (DSP) does not exceed 30 m, corresponding to 70% of the maximum variogram range of Pass 1 (45 m × 0.7).

Inferred resources correspond to blocks estimated during Pass 1 and Pass 2 when the average distance to informing samples (DSP) does not exceed 60 m, corresponding to 70% of the maximum variogram range (90 m × 0.7).

Potential resources correspond to all remaining blocks estimated during Pass 1 and Pass 2 that do not meet the Inferred classification criteria, as well as blocks estimated during Pass 3.

The Indicated and Inferred classifications are generally smoothed by including blocks estimated in Pass 1 and Pass 2. In limited cases, blocks estimated during Pass 3 may be classified as Indicated or Inferred, provided that the DSP criterion is still respected. These exceptions are primarily controlled by the true thickness of the mineralized veins and the number of samples available for Pass1 and Pass 2 estimations. The smoothing applied to the block model recalculates each block's classification based on the most frequent classification of its neighboring blocks within a defined radius (here 20 m). For each block, all blocks within the same zone are considered, and the neighbors located within a sphere centered on the block's coordinates are identified. The mode of the initial classification values among these neighbors is assigned as the smoothed value. This approach treats all veins within a zone together, ensuring spatial consistency across the entire zone and reducing local fluctuations and noise in the block model.

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As part of the post-smoothing process, additional criteria are applied to ensure geological consistency:

• A zone classified as Indicated within a vein must contain at least two drill holes within its boundaries. If no drill data are present, the zone is downgraded to Inferred.

• An Inferred zone that is not adjacent to or at the core of an Indicated zone must also contain at least one drill hole. If not, it is downgraded to Potential.

These rules ensure that classification reflects not only spatial density and local coherence but also the actual presence of data within each zone.

Based on experience with similar deposits, the Qualified Person (QP) deems the classification thresholds applied in this Project to be reasonable.

Figure 14.44 provides an example of the classification result for Main Zone 1, highlighting how the criteria are applied in practice.

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Figure 14.44: Classification result for Main Zone 1

(A) Before smoothing; (B) After smoothing

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14.2.12 Reasonable Prospects of Eventual Economic Extraction Parameters

Reasonable cut-off grades ("CoG") for various parts of the deposit were established for each extraction scenario.

The CoG must be evaluated regularly in light of prevailing market conditions and other factors, such as gold price, exchange rate, mining method, related costs, etc. Under CIM Definition Standards, Mineral Resources should have 'reasonable prospects of eventual economic extraction' ("RPEEE").

Whittle pit shells were used to constrain the 2026 MRE for its near-surface potential. Resource-level optimized pit shells, and the corresponding open-pit cut-off grades were used for the open pit resource statement. The remaining (out-pit) mineralized material was then flagged for its underground potential. DSO was used to apply constraining volumes to the blocks in the potential underground extraction scenario to meet the RPEEE standard for underground resources.

Longitudinal views showing the optimized pit-shell and DSO stope designs of the classified Mineral Resources is provided in Figure 14.45 to visualize the relationship between the two.

Mineral Resources were compiled using a minimum CoG as defined below.

14.2.13 Optimized Open Pit Cut-Off Parameters

The MRE is locally pit-constrained. The pit-constrained resources are reported at a 0.48 g/t Au cut-off grade, which was calculated using the parameters and assumptions presented in Table 14.26.

Table 14.26: Input parameters used to calculate the cut-off grade for the Orion Deposit open pit base case

Parameter	Unit	Value for Open Pit
Gold price	US$/oz	3,500
Exchange rate	USD/CAD	1.40
Royalty	%	3.0
Payable Metal	%	99.80
Cost of selling	CAN$/oz	4.841
Metallurgical recovery	%	92
Mining cost	CAN$/t mined	10.00
Administration & General	CAN$/t treated	10.00
Processing cost	CAN$/t treated	47.02
Transport Cost	CAN$/t treated	25.00
Base case cut-off grade	g/t Au	0.48

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14.2.14 Underground Cut-Off Parameters

The considered underground extraction scenarios were long-hole stope mining based on the orientation of the mineralization. For the long-hole method, the DSO parameters used a standard length of 8.25 m along the strike of the deposit, a height of 25.0 m and a minimum width of 2.5 m. The standard shape was optimized first. If it was not potentially economical, smaller stope shapes were optimized until they reached the minimum mining shape. The minimum shape measures half the length and height in both underground scenarios.

The underground Mineral Resource estimate is reported at a 1.13 g/t Au cut-off grade for the long hole stope mining method. The cut-off grade was calculated using the parameters and assumptions presented in Table 14.27.

Table 14.27: Input parameters used to calculate the cut-off grade for the Orion Deposit underground base case

Parameter	Unit	Value for Open Pit
Gold price	US$/oz	3,500
Exchange rate	USD/CAD	1.40
Payable Metal	%	99.80
Cost of selling	CAN$/oz	4.890
Metallurgical recovery	%	92
Mining cost	CAN$/t mined	100.00
Administration & General	CAN$/t treated	10.00
Processing cost	CAN$/t treated	47.02
Transport Cost	CAN$/t treated	25.00
Base case cut-off grade	g/t Au	1.13

14.2.15 Mineral Resource Reporting

The QPs consider the 2026 MRE reliable and based on quality data, reasonable assumptions and parameters that follow CIM Definition Standards.

The QPs have classified the Mineral Resources in the 2026 MRE as Indicated and Inferred based on data density, search ellipse criteria, drill hole spacing and interpolation parameters. The QPs also believe the requirement of 'reasonable prospects for eventual economic extraction' has been met by having resources constrained by optimized pit-shell and DSO stope designs and by applying a cut-off grade based on reasonable inputs amenable to potential in-pit and underground extraction scenarios.

Figure 14.45 presents the Mineral Resources constrained in-pit and the DSO stope designs above their respective CoG.

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Figure 14.45: Longitudinal views showing the classified Mineral Resources constrained in optimized pit shells and DSO stope designs at the Orion deposit

Table 14.28 displays the results of the 2026 MRE combining potential open pit and underground mining scenarios at cut-off grades of 0.48 g/t Au (in-pit) and 1.13 g/t Au (underground).

Table 14.29 presents the sensitivity of the 2026 MRE at different cut-off grades for several gold prices. The reader is cautioned that the figures provided in this table should not be interpreted as a Mineral Resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the resource model to the reporting cut- off grade.

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Table 14.28: 2026 Mineral Resource Estimate Statement for the Orion Deposit

Orion Deposit
Open Pit Mineral Resource (at 0.47 g/t Au cut-off)
Classification	Tonnes (t)	Grade (g/t Au)	Ounces (oz Troy Au)
Indicated	598,000	1.75	33,600
Inferred	91,000	1.92	5,600
Underground Mineral Resource (at 1.13 g/t Au cut-off)
Classification	Tonnes (t)	Grade (g/t Au)	Ounces (oz Troy Au)
Indicated	636,000	1.92	39,300
Inferred	523,000	2.16	36,200
Orion Deposit
Classification	Tonnes (t)	Grade (g/t Au)	Ounces (oz Troy Au)
Total Indicated	1,234,000	1.84	72,900
Total Inferred	614,000	2.12	41,800

Orion MRE notes:

1. These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability. The Mineral Resource estimate follows current CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).

2. The independent and qualified persons ("QPs") for the Mineral Resource estimate, as defined by NI 43-101, are Chafana Sako, P.Geo. of Norda Stelo and Stephen Coates, P.Eng. of Evomine. The effective date is January 22, 2026.

3. The estimation encompasses thirty-seven (37) zones and a dilution envelope using Leapfrog Geo and interpolated using Leapfrog Edge.

4. 1.0-m composites were calculated within the mineralized zones using the grade of the adjacent material when assayed or a value of zero when not assayed. High grade capping on composites (supported by statistical analysis) was set between 5.0 and 70.0 g/t Au for envelopes.

5. The estimate was completed using a sub-block model in Leapfrog Edge, with a parent block size of 5 m x 5 m x 5 m (X,Y,Z) and a sub-block size of 0.625 m x 0.625 m x 0.62 5m (X,Y,Z).

6. Grade interpolation was obtained by the Ordinary Kriging (OK) method using hard boundaries.

7. Density values of 2.7 to 2.83 g/cm3 were assigned to all mineralized zones.

8. Mineral Resources were classified as Indicated and Inferred Mineral Resources. Inferred category is defined for blocks estimated if the 1 to 5 holes closest to the block have an average distance < 35 m to 55 m and if the block was estimated with pass 1 or 2 and there is reasonable geological and grade continuity.

9. The MRE is locally pit constrained. The pit-constrained results are presented undiluted and are considered to have reasonable prospects of economic viability. The pit-constrained MRE is reported at a 0.42 g/t Au cut-off grade. The cut-off was calculated using the following parameters: gold price = US$ 3,500/oz; USD:CAD exchange rate = 1.40;  mining cost = CAN$10.00/t; processing + G&A costs = CAN$48.50/t; bedrock slope angle of 50°; and mill recovery = 92%.

10. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs, etc.).

11. The number of metric tons (tonnes) was rounded to the nearest thousand, following the recommendations in NI 43-101. Any discrepancies in the totals are due to rounding effects. The metal contents are presented in troy ounces (tonnes x grade/31.10348).

12. The QPs are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues or any other relevant issue not reported in the Technical Report that could materially affect the MRE.

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Table 14.29: 2026 Mineral Resource Estimate Sensitivity to Gold Price

Gold Price (US$/oz)	Cut-off Grade (g/t Au)	Cut-off Grade (g/t Au)	Orion Deposit
	OP	UG (LH)	Open pit Sensitivities			Underground Sensitivities			Overall Sensitivities
			Metric Tonnes	Grade (g/t Au)	Troy Ounces (oz Au)	Metric Tonnes	Grade (g/t Au)	Troy Ounces (oz Au)	Metric Tonnes	Grade (g/t Au)	Troy Ounces (oz Au)
Indicated Mineral Resources
2,500	0.66	1.58	238,000	2.37	18,100	323,000	2.77	28,800	561,000	2.60	46,900
3,000	0.55	1.32	446,000	1.94	27,900	497,000	2.20	35,200	943,000	2.08	63,100
3,500	0.47	1.13	598,000	1.75	33,600	636,000	1.92	39,300	1,234,000	1.84	72,900
4,000	0.41	0.99	758,000	1.65	40,100	807,000	1.64	42,600	1,565,000	1.64	82,700
4,500	0.37	0.88	1,097,000	1.53	54,000	866,000	1.46	40,700	1,963,000	1.50	94,700
Inferred Mineral Resources
2,500	0.66	1.58	70,000	2.14	4,800	260,000	2.93	24,400	330,000	2.75	29,200
3,000	0.55	1.32	83,000	2.01	5,400	384,000	2.40	29,600	467,000	2.33	35,000
3,500	0.47	1.13	91,000	1.92	5,600	523,000	2.16	36,200	614,000	2.12	41,800
4,000	0.41	0.99	100,000	1.83	5,900	651,000	1.91	40,100	751,000	1.91	46,000
4,500	0.37	0.88	117,000	1.86	7,000	794,000	1.78	45,400	911,000	1.79	52,400

Note: Numbers may not add up due to rounding. The reader is cautioned that the figures provided in Table 14.29 should not be interpreted as a statement of Mineral Resources. Quantities and estimated grades for different gold prices (and cut-off grades) are presented for the sole purpose of demonstrating the sensitivity of the Mineral Resources model to the choice of a specific gold price.

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14.2.16 Comparison with Previous Estimation

Table 14.30 presents the comparison of the current estimate with the previous estimate, with an effective date of June 30, 2022.

Updates to the Orion deposit MRE primarily reflect the use of new estimation parameters and the incorporation of additional data generated by drilling completed since the 2022 MRE.

The qualified person has not done sufficient work to classify the historical estimate as current Mineral Resources. The issuer is not treating the historical estimate as current Mineral Resources.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	337
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 14.30: Mineral Resource estimate comparison with previous estimate (Orion)

Orion Deposit 2026				Orion Deposit 2020				Differences
Open pit Mineral Resource (at 0.47 g/t Au cut-off)				Open-Pit Mineral Resource (at 1.0 g/t Au cut-off)
Classification	Tonnes	Grade	Ounces	Classification	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(t)	(g/t Au)	(oz Troy Au)		(t)	(g/t Au)	(oz Troy Au)	(t)	(g/t Au)	(oz Troy Au)
Indicated	598,000	1.75	33,600	Indicated	698,400	2.96	66,400	-100,400	-1.21	-32,800
Inferred	91,000	1.92	5,600	Inferred	483,400	5.04	78,300	-392,400	-3.12	-72,700
Underground Mineral Resource (at 1.13 g/t Au cut-off)				Underground Mineral Resource (at 2.00 g/t Au cut-off)
Classification	Tonnes	Grade	Ounces	Classification	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(t)	(g/t Au)	(oz Troy Au)		(t)	(g/t Au)	(oz Troy Au)	(t)	(g/t Au)	(oz Troy Au)
Indicated	636,000	1.92	39,300	Indicated	1,118,000	3.97	142,800	-482,000	-2.05	-103,500
Inferred	523,000	2.16	36,200	Inferred	1,437,900	4.29	198,300	-914,900	-2.13	-162,100
Orion Deposit 2026				Orion Deposit 2020
Classification	Tonnes	Grade	Ounces	Classification	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(t)	(g/t Au)	(oz Troy Au)		(t)	(g/t Au)	(oz Troy Au)	(t)	(g/t Au)	(oz Troy Au)
Total Indicated	1,234,000	1.84	72,900	Total Indicated	1,816,400	3.58	209,200	-582,400	-1.74	-136,300
Total Inferred	614,000	2.12	41,800	Total Inferred	1,921,300	4.48	276,600	-1,307,300	-2.36	-234,800

Source: P&E 2022.

Notes for the FS 2022 MRE:

1. Mineral Resources were prepared in accordance with NI 43-101 and the CIM Definition Standards (2014). Mineral resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Open pit Mineral Resources are reported at a cut-off grade of 0.50 g/t gold that is based on a gold price of US$1,800/oz and a US$/CAN$ exchange.

3. Assumptions for cut-off grade calculation and pit optimizations: slope angles of 50°, metallurgical recoveries of 97%, mining costs of US$3/t mined, processing costs of US$22.50/t processed, and general and administrative costs of CAN$5.63/t processed.

4. Bulk density is 2.84 t/m3 for rock and 1.90 t/m3 for mined out areas.

5. Appropriate mining costs, processing costs, metal recoveries, and interramp pit slope angles were used to generate the pit shell.

6. Totals may not add up due to rounding errors.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	338
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14.3 Stog'er Tight Deposit - Norda

The Stog'er Tight deposit MRE was prepared by Norda Stelo using Leapfrog 2025.3 and Edge. Leapfrog was used to model the lithologies and mineralized zones. The estimation, which consisted of 3D block modelling and grade interpolation, was performed with Edge. Statistical studies, capping and variography were completed using Supervisor and Microsoft Excel. Grades were interpolated using ordinary kriging. The updated MRE is reported above a 0.42 g/t Au cut-off for an open-pit scenario. The resources are constrained within the resource optimization pit and reported within mineable shapes as described in Section 14.3.13.

The following MRE is effective as of January 22, 2026 and incorporates 35,246.42 m in 523 DDH (Table 14.31).

Table 14.31: Summary of Stog’er Tight Deposit Mineral Resources (effective date January 22, 2026)

Deposit	Mining Method	Category	Tonnage (kt)	Grade (g/t Au)	Contained Oz (koz)
Stog'er Tight[3]	Open Pit	Total Inferred	545	2.16	37.8

Stog'er Tight MRE Notes:

1. This MRE follows current CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).

2. The QPs for the MRE, as defined by NI 43-101, are Chafana Sako, P.Geo. of Norda Stelo and Stephen Coates, P.Eng. of Evomine. The effective date is January 22, 2026.

3. The estimation encompasses twelve (12) zones and a dilution envelope using Leapfrog 2025.3 and interpolated using Edge.

4. 1.0-m composites were calculated within the mineralized zones using the grade of the adjacent material when assayed or a value of zero when not assayed. High-grade capping on composites (supported by statistical analysis) was set at 30.0 g/t Au for envelopes.

5. The estimate was completed using a sub-block model in Edge, with a parent block size of 3 m x 3 m x 3 m (X,Y,Z) and a sub-block size of 0.75 m x 0.75 m x 0.75 m (X,Y,Z).

6. Grade interpolation was obtained by the Ordinary Kriging (OK) method using hard boundaries.

7. Density values of 2.8 to 2.9 g/cm3 were assigned to all mineralized zones.

8. Mineral Resources were classified as Indicated and Inferred Resources. Indicated resources are defined for blocks were estimated if the 2 holes closest to the block have an average distance < 30 m with pass 1 or 2, and there is reasonable geological and grade continuity. The Inferred category is defined for blocks estimated if the 1 hole closest to the block have an average distance < 60 m and if the block was estimated with pass 3 and there is reasonable geological and grade continuity.

9. The MRE is locally pit constrained. The pit-constrained results are presented undiluted and are considered to have reasonable prospects of economic viability. The pit-constrained MRE is reported at a 0.48 g/t Au cut-off grade. The cut-off was calculated using the following parameters: gold price = US$ 3,500/oz; USD:CAD exchange rate = 1.40; mining cost = CAN$10.00/t; processing + G&A costs = CAN$82.02/t; bedrock slope angle of 50°; and mill recovery = 92%.

10. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

11. The number of metric tons (tonnes) was rounded to the nearest thousand, following the recommendations in NI 43-101. Any discrepancies in the totals are due to rounding effects. The metal contents are presented in troy ounces

(tonnes x grade / 31.10348).

12. The QPs are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues or any other relevant issue not reported in the Technical Report that could materially affect the MRE.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	339
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

14.3.1 Methodology

The models were prepared using Leapfrog Geo 2025.3 ("Leapfrog") and Leapfrog Edge 2025.3 ("Edge"). Leapfrog was used to model the lithologies and mineralized zones. The estimation, which consisted of 3D block modelling and grade interpolation, was performed with Edge. Statistical studies, capping and variography were completed using Leapfrog Edge 2025.3, Snowden Supervisor v.9 ("Supervisor") and Microsoft Excel.

The main steps in the methodology were as follows:

• Compile and validate the database for the diamond drill holes used in the Mineral Resource estimate.

• Development and validation of the geological interpretation and geological model.

• Drill hole intercepts and composite generation for each mineralized zone.

• Basic statistics.

• Geostatistical analysis, including variography.

• Block modelling and grade interpolation.

• Block model validation.

• Establish resource classification criteria and clipping areas to classify the Mineral Resources.

• Assess the "reasonable prospects for eventual economic extraction" and select the appropriate cut-off grades.

• Generate a Mineral Resource statement.

14.3.2 Database

The drill hole database contains assay results and lithological, alteration, and structural information derived from logging of diamond drill core and percussion drill chips. These data were used to define lithological domains, support geological interpretations, and constrain mineralization wireframes.

In addition to the raw data tables, the database includes several derived tables, such as calculated drill hole composites and wireframe solid intersections, which are required for statistical analyses and resource block modelling.

The Stog'er database ("database"), with a close-out date of December 12, 2025, includes drilling data up to 2021, with the latest validations and corrections completed on that date. Database comprises

523 diamond drill holes totaling 35,246.42 m and 184 percussion drill holes totaling 3,354.53 m. The database includes 108 historical drill holes (10,561.6 m) completed prior to 2000 and 559 drill holes (28,039.35 m) drilled between 2000 and 2021 (Figure 14.46).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	340
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A total of 648 drill holes contain gold assay data, comprising 15,624 individual samples and representing 13,864.81 m of sampled core and drill chips.

Percussion drill holes were used for geological modelling but were excluded from the grade interpolation process due to the absence of assay certificates (Figure 14.47). Missing interval records (1,814 data points) and sample intervals with missing gold assays (1,102 data points) were assigned a grade of 0.00 g/t Au for geostatistical analyses and resource estimation. This approach was applied to preserve dataset continuity.

Although historical drill holes lack assay certificates, the gold grade population is comparable to that of the more recent drilling. In addition, visual analysis and sectional interpretation indicate continuity of mineralized zones between the two drilling periods.

Figure 14.46: Surface plan view of the Stog'er Tight database drill holes (Grid: NAD 83 MTM Zone 2)

Hammerdown Gold Project
Newfoundland & Labrador, Canada	341
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Figure 14.47: Surface plan view of drill holes included and excluded in the 2025 MRE

14.3.3 Geological Models

The geological models developed by Norda Stelo geologists were reviewed and validated by the QP. All lithological mineralized zones were interpreted directly in 3D in Leapfrog on a hole-by-hole basis.

Two surfaces were created to define the topography and the overburden/bedrock contact. The topographic surface was generated using LiDAR data and includes the open pit, providing a high-resolution representation of the current surface conditions.

Lithological and Fault Models

The 3D lithological modelling of the Stog’er Tight deposit identified a single major rock unit, namely gabbro (Figure 14.48). One major fault was identified and modeled by Norda Stelo and subsequently incorporated into the geological model. The gabbro exhibits a distinct geometry, dipping approximately 30° to the northwest west of the fault and approximately 30° to the northeast east of the fault. The geological domain is vertically constrained by the overburden interface and the topographic surface.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	342
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Figure 14.48: Isometric view showing Stog'er Tight lithological and fault models (Grid: NAD 83 MTM Zone 2)

Mineralization Models

Mineralization domains were interpreted and constructed by Norda Stelo geologists using Leapfrog Geo software. These interpretations were subsequently reviewed and modified by the QP.

Mineralization at Stog'er Tight was modeled using a vein-based approach (Figure 14.49). The veins correspond to well-constrained mineralized structures supported by sufficient drill hole data to define their geometry with confidence. Vein wireframes were modeled guided by structural interpretations and using a nominal cut-off grade of 0.15 g/t Au.

The mineralization wireframes are aligned with the gabbro trend, suggesting a litho-structural control on mineralization.

All mineralization wireframes were not constrained vertically by the overburden interface or the topographic surface in order to retain sufficient data for statistical and geostatistical analyses as well as grade interpolation. The overburden and topography constraints were applied later in the block model to the final block attributes.

The mineralization model comprises a total of 12 wireframes. For modelling purposes, the project area has been subdivided into two zones based on the major fault, which acts as a structural division:

• Zone West: eight (8) mineralized veins wireframes.

• Zone East: four (4) mineralized veins wireframes.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	343
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Figure 14.49: Stog'er Tight mineralization wireframes (Grid: NAD 83 MTM Zone 2)

(A) Plan view at surface, and (B) isometric view

14.3.4 High Grade Capping

Table 14.32 presents a summary of the statistical analysis. Examples of graphs supporting the capping threshold decisions for Zone West and Zone East are shown in Figure 14.50 and Figure 14.51 with the applied Au cap.

Table 14.32: Summary statistics for raw assays - Stog'er Tight

Zone	No. of Sample	Max (Au g/t)	Uncut Mean (Au g/t)	Capping (Au g/t)	No. Capped	Cut Mean (Au g/t)	Cut Metal Factor (%)
Zone West	1,843	74.40	1.22	30	7	1.17	4.27
Zone East	2,312	147.60	1.88	30	13	1.79	3.73

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Newfoundland & Labrador, Canada	344
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Figure 14.50: Graphs supporting a capping value of 30 g/t Au for the Zone West

Hammerdown Gold Project
Newfoundland & Labrador, Canada	345
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Figure 14.51: Graphs supporting a capping value of 30 g/t Au for the Zone East

14.3.5 Compositing

In the vein dataset, 40% of intervals fall between 1.00 m and 1.25 m, with a median of 0.87 m. This makes a 1.0 m composite a natural and dominant choice for compositing requiring minimal modification to the original data (Figure 14.52).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	346
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Figure 14.52: Histogram of raw sample length - Stog'er Tight

The QP assessed the impact of compositing on the sample population, comparing sample count, capped assay values, and composited intervals to evaluate potential effects on grade distributions. The assessment determined that the changes introduced by compositing were acceptable and did not significantly distort the dataset. Table 14.33 presents a summary comparison for zones, highlighting the relationship between the capped assays, and composited intervals out of the total two (2) vein zones

Table 14.33: Comparison of uncomposited and composited capped Au assays - Stog'er Tight

Zone	Data Type	Count	Length (m)	Mean (g/t Au)	COV	Min	Max
East	Uncomposited	1639	1032.00	1.94	2.16	0.00	30.00
	Composited	1064	1068.94	1.88	1.78	0.00	24.20
West	Uncomposited	1806	1362.99	1.33	2.61	0.00	30.00
	Composited	1387	1380.55	1.31	2.26	0.00	28.55

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14.3.6 Specific Gravity

Specific gravity (SG) values were used to convert estimated block volumes into tonnage in the resource-grade block model.

A total of 66 samples representing eight (8) lithologies were collected for specific gravity measurements. Statistical analyses were performed on the results, and average specific gravity values were assigned by lithology. Based on these results, a specific gravity of 2.9 was assigned to gabbro unit and 2.8 to the background lithology. Overburden material was assigned a SG of 2.00 g/cm³.

14.3.7 Block Model

The block models correspond to an unrotated octree sub-block model constructed in Leapfrog Edge. Mineralized zone wireframes and the topographic surface were used as sub-blocking triggers.

The parent block dimensions are 3 m (X) × 3 m (Y) × 3 m (Z), as determined by the KNA analysis. The minimum sub-block dimensions are 0.75 m (X) × 0.75 m (Y) × 0.75 m (Z),

allowing accurate representation of the spatial complexity of the narrower mineralized veins.

14.3.8 Variography and Search Ellipsoids

Variograms were modeled by grouping veins into two (2) zones (Zone East and Zone West).

A normal score transformation was applied prior to variography to address the highly skewed distribution of gold grades and to ensure the validity of the variogram modelling process. The resulting assessment of grade continuity and anisotropy guided the orientation and range of the search ellipsoids used for grade estimation.

The variograms for the Zone East and Zone West are shown in Figure 14.53. Table 14.35 summarizes the parameters of the ellipsoids used for interpolation. Figure 14.54 shows the wireframes and the associated search ellipsoid.

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Major Axis Back Transformed Variogram
Major Axis Back Transformed Variogram
Semi-major Axis Back Transformed Variogram
Semi-major Axis Back Transformed Variogram
Minor Axis Back Transformed Variogram
Minor Axis Back Transformed Variogram
Distance

Figure 14.53: Zone East (left) and Zone West (right) normal scores variogram

Hammerdown Gold Project
Newfoundland & Labrador, Canada	349
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Figure 14.54: Zone East and Zone West wireframes and search ellipsoids (1.0x variography) (Grid: NAD 83 MTM Zone 2)

14.3.9 Grade Interpolation

The interpolation was run on point area workspaces extracted from the composite datasets (flagged by domain). The interpolation profiles were applied to each mineralized domain using hard boundaries to prevent block grades from being estimated using sample points with different block codes other than the block being estimated.

Grade estimation models were tested using Inverse Distance Squared (ID²) and Ordinary Kriging (OK), and based on visual (sections, plans, and longitudinal views), statistical, and swath plot comparisons, OK was selected as the preferred method, as it best honoured the raw assays and composite grade distribution. Grades were then estimated using the OK interpolation algorithm through three nested search passes. The ranges of the search ellipses were defined based on variogram analysis performed for each zone of domains:

• First pass: search radius set to approximately 0.5 time the variogram range; a minimum of 5 and a maximum of 9 composites were required, with no more than 2 composites per drill hole.

• Second pass: search radius of 1.0 time the variogram range; a minimum of 3 and a maximum of 9 composites were required, with a maximum of 2 composites per drill hole.

• Third pass: search radius extended to 1.5 time the variogram range; a minimum of 2 and a maximum of 9 composites were used, with no restriction on the number of composites per drill hole.

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For all veins, dynamic anisotropy was used to define the angles of the search ellipsoids. Dynamic anisotropy allows the local orientation of the ellipsoid to be adapted based on the geometry and continuity of grades, rather than using a fixed orientation for the entire domain. The global plunge (forced plunge) applied for dynamic anisotropy corresponds to the main trends derived from the modeled variograms.

No high grade restrictions were applied during the estimation process. The minimum and maximum number of composites per pass were defined considering the true thickness of the domains, the number of composites intersecting each domain and Kriging Neighbourhood Analysis (KNA). The estimation approach aimed to limit smoothing to preserve local grade variations while avoiding smearing of high- grade values, in line with the mineralization style and domain morphology.

Search parameters are presented in Table 14.34.

Table 14.34: Search parameters - Stog'er Tight

Zone	Pass	Composites			Variable Orientation	Ellipsoid			Range
		Min.	Max.	Max/DDH		Dip	Dip Azi.	Pitch	Major	Semi- major	Minor
East	1	5	9	2	YES	40	15	50	30	20	3
	2	3	9	2					55	35	6
	3	2	9	-					85	55	9
West	1	5	9	2	YES	30	340	85	20	20	3
	2	3	9	2					35	35	6
	3	2	9	-					55	55	9

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Table 14.35: Variogram model parameters for Zone East and Zone West

Zone	Wireframe	Dip	Dip Azi.	Pitch	Structure	Nugget	Structure 1				Structure 2
							Sill	Major	Semi- major	Minor	Sill	Major	Semi- major	Minor
East	Zone Gabbro 7, HW Zone Gabbro 8 , FW zone Gabbro 8, Inner Zone Gabbro 8	40	15	50	Spherical	0.13	0.70	20	10	1	0.17	55	35	6
West	FW zone Gabbro 3, Hostrock zone 278, Hostrock zone Gabbro Mag Argilite, Hostrock zone sed, HW Zone Gabbro 83, Zone Gabbro 4, Zone Gabbro 7	37	0	130	Spherical	0.24	0.55	3	25	4	0.26	35	35	5

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14.3.10 Block Model Validation

The QP validated the estimated block model using:

• Visual comparison of block grades and estimation composites.

• Statistical comparison of block grades and estimation composites, including NN check estimates for all domains.

• Swath plots.

Visual Validation

The QP completed visual validation checks in vertical sections, plan views, and longitudinal sections to compare estimated block grades with composite grades and to confirm that the interpolated grades reflect the expected anisotropy.

Example vertical section is shown in Figure 14.55 and examples of plan views are shown for the HW Zone Gabbro 8 and FW Zone Gabbro 3 veins in Figure 14.56.

Figure 14.55: A) Plan view indicating the location of the vertical section, and (B) Vertical section displaying the raw assay values

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Figure 14.56: Visualization validation of (A) FW Zone Gabbro 3 and (B) HW Zone Gabbro 8 veins (Grid: NAD 83 MTM Zone 2)

Statistical Checks

The QP completed statistical checks for each domain, comparing the OK estimated grades, ID2 check estimates, NN check estimates, and informing composite grades. OK and ID2 show the same trend; therefore, we will describe only the results for ID2.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	354
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Table 14.36 presents the percentage of relative differences between composite grades and block model grades estimated with OK for each estimation domain.

The differences range from approximately -126% to +38%, with most of the values concentrated between -20% and +5%.

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Table 14.36: Comparison between composite mean grades and block model mean grades for all estimation domains

Wireframe	Comp Count	COV	Comp. mean (g/t)	Block Count	OK mean (g/t)	ID2 Mean (g/t)	NN mean (g/t)	Relative Difference (%)
								OK vs Composite
FW_Zone_Gabbro_3	524	2.2	1.64	237,118	1.20	1.17	1.44	-26%
FW_Zone_Gabbro_8	305	1.99	1.51	192,664	1.22	1.24	0.94	-19%
Hostrock_Zone_278	69	3.72	0.68	9,471	0.64	0.74	0.57	-6%
Hostrock_Zone_Gabbro_Mag_Argilite	39	1.01	0.61	31,026	0.65	0.63	0.55	5%
Hostrock_Zone_Sed	69	1.71	0.68	72,253	0.57	0.6	0.55	-17%
HW_Zone_Gabbro_3	171	1.95	0.76	93,733	0.72	0.7	0.64	-6%
HW_Zone_Gabbro_8	283	1.51	2.37	57,444	1.97	1.97	1.68	-17%
Inner_Zone_Gabbro_3	320	2.04	1.57	167,016	1.16	1.17	1.05	-27%
Inner_Zone_Gabbro_8	463	1.83	1.86	205,309	1.63	1.70	1.27	-12%
Zone_Gabbro_4	83	2.15	1.33	109,871	0.96	0.98	0.73	-28%
Zone_Gabbro_7	125	1.49	0.82	51,069	0.57	0.62	0.65	-31%

Hammerdown Gold Project
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The largest negative discrepancies arise when several high grade samples are concentrated in a small area of the domain, while a significant portion of the block model is estimated using a sparse distribution of low-grade composites, as illustrated in Figure 14.57 for domain FW_Zone_Gabbro_3, which shows a relative difference of -26%. In addition, small domains with limited metal inventory coefficients of variation (COV) greater than 1.5, leading to more pronounced local discrepancies (Figure 14.58).

Overall, the distribution confirms that most block model estimates are within ±20% of the composite grades, indicating good agreement and no material bias at the resource scale. Outliers are attributable to the spatial distribution of grade samples and domain size limitations, and their impact on the reported Mineral Resource is not considered material.

Figure 14.57: Grade discrepancies between block model and composites (Grid: NAD 83 MTM Zone 2)

Negative discrepancy in FW_Zone_Gabbro_30 (-26%) due to clustered high grade samples and sparse low-grade blocks

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Figure 14.58: Relationship between relative grade differences and Coefficient of Variation (COV)

Figure 14.59: Zone East deposit swath plot

Hammerdown Gold Project
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Figure 14.60: Zone West deposit swath plot

14.3.11 Mineral Resource Classification

The resource classification is based on a hybrid approach, combining interpolation passes and the drill hole spacing (DSP), defined as the average distance to the three nearest drill holes. The DSP is calculated between drill holes, not from block to composite, to reflect the actual density of exploration data. Geological and grade continuity were also assessed to support the resource classification.

No Mineral Resources have been classified in the Indicated category.

Inferred resources correspond to blocks estimated during Pass 1 and Pass 2 when the average distance to informing samples (DSP) does not exceed 35 m, corresponding to 70% of the maximum variogram range (50 m × 0.7). The classification is generally smoothed by including blocks estimated in Pass 1 and Pass 2. In limited cases, blocks estimated during Pass 3 may be classified as Inferred, provided that the DSP criterion is still respected. These exceptions are primarily controlled by the true thickness of the mineralized veins and the number of samples available for estimation.

Potential resources correspond to all remaining blocks estimated during Pass 1 and Pass 2 that do not meet the Inferred classification criteria, as well as blocks estimated during Pass 3.

The smoothing applied to the block model recalculates each block's classification based on the most frequent classification of its neighboring blocks within a defined radius (here 20 m). For each block, all blocks within the same zone are considered, and the neighbors located within a sphere centered on the block's coordinates are identified. The mode of the initial classification values among these neighbors is assigned as the smoothed value. This approach treats all veins within a zone together, ensuring spatial consistency across the entire zone and reducing local fluctuations and noise in the block model.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	359
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As part of the post-smoothing process, additional criteria are applied to ensure geological consistency:

• A zone classified as Indicated within a vein must contain at least one drill hole within its boundaries. If no drill data are present, the zone is downgraded to Inferred.

• An Inferred zone that is not adjacent to or at the core of an Indicated zone must also contain at least one drill hole. If not, it is downgraded to Potential.

These rules ensure that classification reflects not only spatial density and local coherence but also the actual presence of data within each zone.

Based on experience with similar deposits, the Qualified Person (QP) deems the classification thresholds applied in this Project to be reasonable.

Figure 14.61 provides an example of the classification result for BM-01, highlighting how the criteria are applied in practice.

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Newfoundland & Labrador, Canada	360
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Figure 14.61: Classification result for FW Zone Gabbro 3 (Grid: NAD 83 MTM Zone 2)

(A) Before smoothing; (B) After smoothing

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Newfoundland & Labrador, Canada	361
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14.3.12 Reasonable Prospects of Eventual Economic Extraction Parameters

Reasonable cut-off grades ("CoG") for various parts of the deposit were established for each extraction scenario.

The CoG must be evaluated regularly in light of prevailing market conditions and other factors, such as gold price, exchange rate, mining method, related costs, etc. Under CIM Definition Standards, Mineral Resources should have 'reasonable prospects of eventual economic extraction' ("RPEEE").

Whittle pit shells were used to constrain the 2026 MRE for its near-surface potential. Resource-level optimized pit shells, and the corresponding open-pit cut-off grade were used for the open pit resource statement to meet the RPEEE standard.

Longitudinal views showing the optimized pit-shell of the classified Mineral Resources is provided in Figure 14.62.

Mineral Resources were compiled using a minimum CoG as defined below.

Optimized Open Pit Cut-Off Parameters

The MRE is locally pit-constrained. The pit-constrained resources are reported at a 0.42 g/t Au cut-off grade which was calculated using the parameters and assumptions presented in Table 14.37, Table 14.38, and Table 14.39.

Table 14.37: Input parameters used to calculate the cut-off grade for the Stog'er Tight deposit

Parameter	Unit	Value for Open Pit
Gold price	US$/oz	3,500
Exchange rate	USD/CAD	1.40
Royalty	%	3.0
Payable Metal	%	99.80
Cost of selling	CAN$/oz	4.743
Metallurgical recovery	%	92
Mining cost	CAN$/t mined	10.00
Administration & General	CAN$/t treated	10.00
Processing cost	CAN$/t treated	48.50
Base case cut-off grade	g/t Au	0.42

14.3.13 Mineral Resource Reporting

The QPs consider the 2026 MRE reliable and based on quality data, reasonable assumptions and parameters that follow CIM Definition Standards.

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Newfoundland & Labrador, Canada	362
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The QPs have classified the Mineral Resources in the 2026 MRE as Inferred based on data density, search ellipse criteria, drill hole spacing and interpolation parameters. The QPs also believe the requirement of 'reasonable prospects for eventual economic extraction' has been met by having resources constrained by optimized pit-shell and by applying a cut-off grade based on reasonable inputs amenable to potential in-pit extraction scenario.

Figure 14.62 presents the Mineral Resources constrained in-pit above CoG.

Figure 14.62: Longitudinal views showing the classified Mineral Resources and the interpolated grades constrained in optimized pit shells at the Stog'er Tight deposit (Grid: NAD 83 MTM Zone 2)

Table 14.38 displays the results of the 2026 MRE potential open pit scenario at cut-off grades of 0.42 g/t Au (in-pit).

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Newfoundland & Labrador, Canada	363
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Table 14.38 : 2026 Mineral Resource Estimate for the Stog’er Tight Deposit

Stog'er Tight Deposit
Open Pit Mineral Resource (at 0,42 g/t Au cut-off)
Classification	Tonnes (t)	Grade (g/t Au)	Ounces (oz Troy Au)
Inferred	545,000	2.16	37,800
Stog'er Tight Deposit
Classification	Tonnes (t)	Grade (g/t Au)	Ounces (oz Troy Au)
Total Inferred	545,000	2.16	37,800

Stog’er Tight MRE notes:

1. These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability. MRE follows current CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).

2. The independent and qualified persons ("QPs") for the Mineral Resource estimate, as defined by NI 43-101, are Chafana Sako, P.Geo. of Norda Stelo and Stephen Coates, P.Eng. of Evomine. The effective date is January 22, 2026.

3. The estimation encompasses twelve (12) zones and a dilution envelope using Leapfrog Geo and interpolated using Leapfrog Edge.

4. 1.0-m composites were calculated within the mineralized zones using the grade of the adjacent material when assayed or a value of zero when not assayed. High grade capping on composites (supported by statistical analysis) was set at 30.0 g/t Au for envelopes.

5. The estimate was completed using a sub-block model in Leapfrog Edge, with a parent block size of 3 m x 3 m x 3 m (X,Y,Z) and a sub-block size of 0.75 m x 0.75 m x 0.75 m (X,Y,Z).

6. Grade interpolation was obtained by the Ordinary Kriging (OK) method using hard boundaries.

7. Density values of 2.8 to 2.9 g/cm3 were assigned to all mineralized zones.

8. Mineral Resources were classified as Indicated and Inferred. Indicated resources are defined for blocks were estimated if the 2 holes closest to the block have an average distance < 30 m with pass 1 or 2, and there is reasonable geological and grade continuity. The Inferred category is defined for blocks estimated if the 1 hole closest to the block have an average distance < 60 m and if the block was estimated with pass 3 and there is reasonable geological and grade continuity.

9. The MRE is locally pit constrained. The pit-constrained results are presented undiluted and are considered to have reasonable prospects of economic viability. The pit-constrained MRE is reported at a 0.48 g/t Au cut-off grade. The cut-off was calculated using the following parameters: gold price = US$ 3,500/oz; USD:CAD exchange rate = 1.40; mining cost = CAN$10.00/t; processing + G&A costs = CAN$82.02/t; bedrock slope angle of 50°; and mill recovery = 92%.

10. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

11. The number of metric tons (tonnes) was rounded to the nearest thousand, following the recommendations in NI 43-101. Any discrepancies in the totals are due to rounding effects. The metal contents are presented in troy ounces (tonnes x grade / 31.10348).

12. The QPs are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues or any other relevant issue not reported in the Technical Report that could materially affect the MRE.

14.3.14 Cut-Off Grade Sensitivities

Table 14.39 presents the sensitivity of the 2026 MRE at different cut-off grades for each gold price. The reader is cautioned that the figures provided in this table should not be interpreted as a Mineral Resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the resource model to the reporting cut-off grade.

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Newfoundland & Labrador, Canada	364
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Table 14.39: Sensitivity of the 2026 MRE to different gold prices (effective date of January 22, 2026)

Gold Price (US$/oz)	Cut-off Grade (g/t Au)	Stog'er Tight Deposit
	Open Pit	Metric Tonnes	Grade (g/t Au)	Troy Ounces (oz Au)
Inferred Mineral Resources
2,500	0.58	364,000	2.61	30,500
3,000	0.49	449,000	2.35	33,900
3,500	0.42	545,000	2.16	37,800
4,000	0.36	802,000	2.05	52,800
4,500	0.32	904,000	1.92	55,900

Note: Numbers may not add up due to rounding. The reader is cautioned that the figures provided Table 14.39 should not be interpreted as a statement of Mineral Resources. Quantities and estimated grades for different gold prices (and cut-off grades) are presented for the sole purpose of demonstrating the sensitivity of the Mineral Resources model to the choice of a specific gold price.

14.3.15 Comparison with Previous Estimation

Table 14.40 presents the comparison of the current estimate with the previous estimate, with an effective date of September 30, 2022.

Changes to the Stog'er Tight MRE primarily reflect the new geological and structural model used to interpret the mineralized zone, along with the associated new estimation parameters and mostly by the exclusion of the percussion drill holes data on the grade interpolation. Updated optimization parameters also contribute to the changes in the MRE.

The qualified person has not done sufficient work to classify the historical estimate as current Mineral Resources. The issuer is not treating the historical estimate as current Mineral Resources.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	365
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Table 14.40: Mineral Resource estimate comparison with previous estimate (Stog'er Tight)

Stog'er Tight Deposit 2026				Stog'er Tight Deposit 2022				Differences
Open Pit Mineral Resource (at 0.42 g/t Au cut-off)				Open Pit Mineral Resource (at 0.59 g/t Au cut-off)
Classification	Tonnes	Grade	Ounces	Classification	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(t)	(g/t Au)	(oz Troy Au)		(t)	(g/t Au)	(oz Troy Au)	(t)	(g/t Au)	(oz Troy Au)
Indicated	0	0.0	0	Indicated	642,000	3.0	62,300	-642,000	-3.0	-62,300
Inferred	545,000	2.16	37,800	Inferred	53,000	5.6	9,600	492,000	-3.5	28,200
Stog'er Tight Deposit				Stog'er Tight Deposit				Differences
Classification	Tonnes	Grade	Ounces	Classification	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(t)	(g/t Au)	(oz Troy Au)		(t)	(g/t Au)	(oz Troy Au)	(t)	(g/t Au)	(oz Troy Au)
Total Indicated	0	0.0	0	Total Indicated	642,000	3.0	62,300	-642,000	-3.0	-62,300
Total Inferred	545,000	2.16	37,800	Total Inferred	53,000	5.6	9,600	492,000	-3.5	28,200

Source: 2022 NI 43-101 (Signal Gold 2022).

Notes for the 2022 MRE:

1. Mineral Resources were prepared in accordance with NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2. Open pit Mineral Resources are reported at a CoG of 0.59 g/t gold that is based on a gold price of CAD$2,000/oz (approximately US$1,550/oz) and a gold processing recovery factor of 87%.

3. Assays were capped on the basis of the three domain types flat, steep, and background (14-4).

4. SG was applied on a lithological basis after calculating weighted averages based on lithological groups.

5. Mineral Resource effective date September 30, 2022.

6. All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.

7. Reported from within a mineralization envelope accounting for mineral continuity.

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Newfoundland & Labrador, Canada	366
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15. Mineral Reserve Estimates

This section is not applicable to the technical report.

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Newfoundland & Labrador, Canada	367
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16. Mining Methods

16.1 Overview

The preliminary economic assessment is preliminary in nature. It includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA would be realized.

Open pit optimization was conducted to determine the optimal economic shape of the open pit and guide the open pit design process, with cut-off grades ranging from 0.41 to 0.56 depending on the deposit. Revenue factor of 1.00 pit shells were selected to guide the pit designs for the Hammerdown, Orion and Stog'er Tight deposits. Mined physical quantities represent 4.3 Mt of mineralized material at an average grade of 2.19 g/t for 306.6 koz, 48.0 Mt of waste and 1.7 Mt of overburden. The pits' mining sequence is planned as follows: Hammerdown, Orion and Stog'er Tight. The Hammerdown pit will be mined in three phases: a Hammerdown Phase 1 pit, a Rumbullion area pit and a Hammerdown Phase 2 pushback joining the pits together. The 13-year life of mine incorporates 12 years of direct mill feed from open pit operations and 1 years of stockpile rehandling at a processing rate of 700 tpd. The mining rate is expected to peak at 18,300 t/d and average 12,300 t/d over the 12 years of mining. The project is planned as a conventional truck-and-shovel open pit mining operation with mining executed by a contractor. Waste loading and haulage will be handled by 3 m3 hydraulic excavators and 41-tonne payload articulated haul trucks. Mineralized material loading and hauling will be handled by a fleet of 2 m3 hydraulic excavators with a 7 m3 front-end loader as backup and 38-tonne payload articulated haul trucks.

16.2 Geotechnical Analysis and Recommendations

16.2.1 Hammerdown and Orion Pit Slopes

Geotechnical Data Sources and Characterizations

Slope stability for the Hammerdown pit was previously evaluated by JDS (2021 & 2025) in support of a previously released Feasibility Study (FS) for the project. Two field investigations consisting of geotechnical core logging and downhole televiewer surveys were completed at Hammerdown to characterize rock mass conditions and discontinuity conditions.

An initial Prefeasibility Study (PFS) geotechnical investigation was carried out in 2019 by WSP (2020) with a supplemental geotechnical program completed under JDS supervision to support the FS pit slope design for Hammerdown. As part of the 2020 program preliminary data was also collected for Orion based on the limited information available for the deposit at that time. Geotechnical logging for the 2020 program was carried out by Maritime geologists under JDS (2020) direction.

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Newfoundland & Labrador, Canada	368
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Geotechnical core logging for the 2019 and 2020 programs focused on collecting information necessary to classify rock mass quality according to the Bieniawski (1989) rock mass rating (RMR) system as well as intact rock weathering and hardness indices according to ISRM (1978) guidelines. A total of 8 drill holes were geotechnical logged (1,415 m total length) for the Hammerdown pit and two (464 m total length) for Orion.

The orientation and frequency of the dominant discontinuity sets were characterized using downhole televiewer surveying completed by DGI Geoscience (DGI). A combined total of 10 drill holes were surveyed at Hammerdown (1,516 m total length) and two at Orion (464 m total length). The spatial distribution of geotechnical and televiewer drill holes along with the major faults and final pit designs are shown for Hammerdown and Orion in Figure 16.1 and Figure 16.2, respectively.

Figure 16.1: Location of Hammerdown geotechnical and televiewer drill holes and major faults

Source: JDS 2026.

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Newfoundland & Labrador, Canada	369
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 16.2: Location of Orion geotechnical and televiewer drill holes and major faults

Source: JDS 2026.

Core samples were selected from the geotechnical core for laboratory strength testing including unconfined compressive strength (UCS), Brazilian indirect tensile strength (BTS) and direct shear strength of preserved natural discontinuities. Measurement of elastic properties and densities were also made as part of the laboratory programs. Testing was completed by WSP and the Queen's University rock mechanics laboratories.

JDS (2021) has reviewed the geotechnical logging data collected by WSP and Maritime by spot-checking data against respective core photographs to confirm data quality and internal consistency. JDS considers the data to be suitable for the current PEA level of study.

Geotechnical Domains and Rock Mass Properties

Data from both geotechnical programs were combined for analysis along with RQD (Deere 1989) and core recovery data acquired by Maritime from numerous resource drill holes within the deposit. The combined database was then evaluated with lithologic and geologic structural models. Table 16.1 contains a summary of the primary rock mass properties derived from the geotechnical logging and laboratory test programs.

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Table 16.1: Summary of rock mass characteristics by lithology

Lithology	Avg. UCS* (MPa)	No. of Core Runs	Length (m)		RMR89
			Cumulative	% of Total	20%	Avg.	80%
Mafic Volcanic	71 (20)	255	1,176	85.7	60	69	80
Intermixed Felsic & Mafic Schist	-	1	1.4	0.1	--	76	-
Mafic Dyke	73 (6)	31	93.0	6.8	63	65	68
Leucoxyene Mafic Dyke	67 (4)	19	70.2	5.1	72	74	86
Quartz Feldspar Porphyry Dyke	61 (1)	13	31.2	2.3	61	74	84

*Number shown in parentheses is the total number of laboratory UCS tests that the average is based on. Source: JDS 2026.

Pit walls at Hammerdown will be comprised of mostly the footwall mafic volcanic unit while Orion lies mostly in the felsic and mafic schist units above with mafic volcanics only anticipated to be exposed in a small portion of the north wall. The volcanic and schist units have a well-developed, northeast-southwest trending, sub-vertical foliation with a slight northwest dip at Hammerdown and southeast dip at Orion. Both deposits have quartz-feldspar porphyry and various mafic sills and dykes varying in thickness from 6 m to approximately 10 m .

The geotechnical data indicates similar rock mass quality and intact rock strengths between the various lithologies. The rock mass classifies as mostly "Good" geomechanical quality according to the RMR classification system. The distributions of RMR used for analysis are shown in Figure 16.3 for the mafic volcanics, schists and various dykes/sills.

Figure 16.3: Distribution of RMR for the Hammerdown mafic volcanics and dykes

Source: JDS 2026.

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No major fault zones with extensive damage were observed in the core. The known major structures such as the Captain Nemo and Rumbullion Faults at Hammerdown are typically discrete without extensive hanging wall and/or footwall damage zones. Dyke contacts are generally healed and do not appear to present significant planes of weakness. Both the Hammerdown and Orion deposits contain a thin covering of overburden soils. The depth of bedrock weathering below ground surface is generally minimal.

Discontinuity orientation data from each drill hole surveyed with televiewer was contoured on stereographic pole plots for delineation of dominant discontinuity sets. The orientation data was initially analyzed by rock type for individual drill holes to characterize variations in set orientation across the different rock types and pit. Considering drill hole directional biases, visual inspection indicates that the orientation data can be grouped together at Hammerdown for the Captain Nemo Fault (CNF) Hanging Wall, CNF Footwall and Rumbullion Fault Hanging Wall domains as shown in Figure 16.4.

The most dominant structural trend for the Hammerdown and Orion deposits is the sub-vertical, northeast-southwest trending foliation. Dominant sub-vertical, east-southeast dipping discontinuity sets as well as moderate, southwest and northeast dipping sets are also evident at Hammerdown (Figure 16.4). Except for a shallow dipping to horizontal joint set, secondary joint sets are not evident from the televiewer data at Orion (Figure 16.5).

Figure 16.4: Hammerdown geotechnical domains and discontinuity sets

Source: JDS 2026.

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Figure 16.5: Orion geotechnical domains and discontinuity data

Source: JDS 2026.

Slope Stability Analysis

Due to the overall "Good" rock mass quality and relatively shallow pit depths, kinematic, or structurally controlled, failures have been identified as the dominant factor controlling pit slope stability. Discontinuity sets were assessed individually and then combined for each of the geotechnical domains for Hammerdown and Orion, as defined in Figure 16.4 and Figure 16.5, respectively. Kinematic analyses were conducted for each domain and pit sector considering planar, toppling and wedge type failures.

The highest risk of kinematic instability was determined to be multi-bench or interramp-scale planar failure in the Hammerdown south pit wall (Captain Nemo Fault Footwall domain) due to the presence of the sub-parallel, Captain Nemo Fault. Limit equilibrium analyses conducted for the domain indicated safety factors of less than 1, if the fault is left remaining in the south wall and safety factors greater than 2 when mined out.

The Rumbullion Fault Hanging Wall and East domains at Hammerdown are subject to potential bench- scale, planar failures due to the moderate, southwest and northeast dipping joint sets, respectively. Stochastic, backbreak analyses were conducted to estimate maximum achievable effective bench face angles for these sectors. The analysis used Monte Carlo simulations to randomly sample statistical distributions representing discontinuity dip, dip direction, length, spacing and shear strength for the range of slope orientations in each sector.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	373
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Backbreak analysis output is a statistical distribution of effective bench face angles for each slope orientation analyzed. Results for the Hammerdown northeast wall of the Rumbullion Fault Hanging Wall domain and the southeast wall of the East domain are shown on the left and right sides of Figure 16.6, respectively.

Figure 16.6: Backbreak analysis results for North and East geotechnical domains

Source: JDS 2026.

Pit Slope Design Recommendations - PEA Level

Pit slope design parameters recommended for the final Hammerdown pit are summarized in Figure 16.7 by slope design sector. In addition to the recommendations contained in Figure 16.7, 15 m wide geotechnical berms spaced at approximately 100 m to 125 m intervals (vertical) are recommended to breakup continuous interramp slopes. The pit should be designed such that the final south wall is located behind (to the south of) the Captain Nemo Fault. Multi-bench instabilities are anticipated if left within or behind the wall.

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Newfoundland & Labrador, Canada	374
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Figure 16.7: Hammerdown final pit slope design recommendations

Source: JDS 2026.

Due to the overall "Good" rock mass quality anticipated, shallow depth and generally favorable discontinuity orientation (sub-vertical northeast-southwest trending), the Orion pit is anticipated to be controlled primarily by wall control blasting and scaling practices. The following pit slope design criteria are recommended for the PEA:

• Bench Height: 20 m

• Bench Width: 8.5 m

• Bench Face Angle: 75°

• Interramp Slope Angle: 55.3°

Historic Underground Workings at Hammerdown

Lower portions of the internal phases and, to a lesser extent, the final pit walls at Hammerdown will intersect historic underground mine workings. The historic development profiles are relatively small and stopes are generally narrow and sub-vertically oriented. Based on WSP (2020), the primary mining method employed was mechanized cut and fill with shrinkage mining done in the eastern portion. Most stopes were backfilled with unconsolidated rock fill.

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Newfoundland & Labrador, Canada	375
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Given that the stopes and development have narrow spans (typically 3 m to 5 m) and are mostly backfilled, the existing underground workings are not anticipated to have significant influence on pit wall stability.

Voids from historic underground workings could present operational hazards in some cases. Operational plans should include probe drilling to confirm the location and extents of the historic workings. Safe Working Procedures should be developed for mining near UG workings to minimize risk to personnel and equipment working in the area. Local modifications to blast designs may be necessary to ensure voids are collapsed when blasting the benches above.

16.2.2 Stog'er Tight Pit Slopes

Geotechnical Data Sources and Characterizations

A geotechnical logging and testing program was previously completed for the Stog'er Tight pit slopes by Terrane Geoscience Inc. (Terrane) in 2021. The program consisted of geotechnical core logging of 8 geotechnical specific drill holes (704 total metres) focusing on rock mass characterization information according to the Bieniawski (1976) rock mass rating (RMR) system. Core was oriented for 7 of the 8 geotechnical drill holes to provide information on frequency and orientation of the dominant discontinuity sets.

In addition, intervals from 11 previous resource drill holes (273 total metres) were also re-logged as part of the program. Re-logging of resource drill holes was limited to intervals not previously split for assay as they provided the least disturbed and most accurate representation of in-situ conditions. The distribution of geotechnical specific and re-logged resource drill holes is shown in Figure 16.8 along with the location of the Main Fault.

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Newfoundland & Labrador, Canada	376
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Figure 16.8: Location of Stog'er Tight geotechnical drill holes and Main Fault

Source: JDS 2026.

Core samples were selected by Terrane for laboratory strength testing including unconfined compressive strength (UCS) and Brazilian indirect tensile strength (BTS) testing. Measurement of elastic properties and densities were also made as part of the laboratory program. Testing was completed by the CanmetMINING Rock Mechanics Laboratory in Ottawa, Ontario.

The geotechnical logging and core orientation database were not available as part of JDS' review to support the PEA and were therefore not able to be independently verified. However, rock mass quality parameters summarized in the Terrane (2022) report appear generally consistent with those observed by JDS in core photographs reviewed for other holes drilled within the open pit areas. JDS considers the data suitable for a PEA level of study.

Geotechnical Domains and Rock Mass Properties

The geotechnical logging data was analyzed by Terrane for each hole and rock type with fault zones considered, where relevant. It was concluded that intact rock strength and rock mass quality were generally consistent between rock types and with depth, except for the upper 7 m to 10 m which was more weathered with slightly lower strength and rock quality. The average RMR of the combined logging data set was 57 which classifies as "Fair" rock mass quality according to the Bieniawski (1976) classification system. The overall range varied between 31 (Poor) and 69 (Good).

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Newfoundland & Labrador, Canada	377
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The average laboratory strength test values are summarized in Table 16.2 by rock type. Although the laboratory test data appears to suggest the Mafic Volcanics are significantly lower in strength, both rock types can be described as "Strong" to "Very Strong", according to industry standard, ISRM (1978) rock characterization guidelines. The Mafic Volcanic samples selected for testing also exhibited a higher tendency to break along pre-existing structural defects and foliation than did the Gabbro samples, likely resulting in artificially lower rock strength test results overall.

Table 16.2: Laboratory strength test results by lithology

Lithology	Avg. UCS* (MPa)	Avg. BTS* (MPa)
Mafic Volcanics	87 (7)	9.8 (7)
Gabbro	152 (8)	13.2 (7)

*Number shown in parentheses is the total number of laboratory UCS tests that the average is based on. Invalid tests excluded. Source: JDS 2026.

Pit walls at Stog'er Tight are anticipated to be comprised primarily of Gabbro with Mafic Volcanics exposed in the north walls of Pits 1 and 2 and the majority of Pit 4. Both rock types exhibit well- developed, shallow to moderately north-northeast dipping foliation.

Analysis of core orientation data by Terrane (2022) indicated potential for other smaller-scale, secondary jointing (Figure 16.9). Stereonet analyses indicate the primary joint sets are foliation-parallel with flat (Pit 1) to shallow northerly (Pits 2-4) dip directions and steeply south dipping. Other potential, moderately southeast dipping, sets may be evident in the data but have relatively weak pole concentrations suggesting they are likely random joints or minor joint sets.

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Newfoundland & Labrador, Canada	378
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Figure 16.9: Discontinuity data and joint sets identified by Terrane (2022)

Source: Terrane 2022.

The sub-vertical, northeast trending Main Fault is the only well-established major structure in the pit areas and is not anticipated to intersect the PEA pit walls, except a small section at the very southeastern edge of Pit 4 (Figure 16.8). Other, smaller-scale faults with moderate to shallow north- northeast dips (foliation-parallel) have been hypothesized and should be further evaluated with additional drilling and analysis as the project progresses.

Slope Stability Analysis

Due to the relatively high rock mass quality and relatively shallow pit depths, kinematic, or structurally controlled, failures are anticipated to be the primary failure mechanism. Kinematic assessments were made for each pit sector considering planar, toppling and wedge type failures. Results indicate the primary risk is planar instability in the Pit 2 south wall due to the dominant, foliation-parallel joint set. Due to the set's relatively shallow dip angle and the south wall consisting of only two full benches, the risk is considered low. The current data set suggests foliation-parallel joints at Pit 1 are generally flat to shallow southwest dipping (into the wall) making planar instability highly unlikely.

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Pit Slope Design Recommendations - PEA level

Due to the relatively high rock mass quality anticipated, lack of structure and shallow depths, the Stog'er Tight pits are anticipated to be controlled primarily by wall control blasting and scaling practices. The following pit slope design criteria are recommended for the PEA:

• Bench Height: 20 m

• Bench Width: 8.5 m

• Bench Face Angle: 75°

• Interramp Slope Angle: 55.3°

16.2.3 Conclusions and Recommendations

JDS makes the following conclusions and recommendations regarding geotechnical design of the pit slopes.

• The Captain Nemo Fault parallels the south wall of the Hammerdown pit and is considered critical to overall stability of final pit south wall. The south wall of any future designs should be behind the fault, mining out the fault to avoid potential multi-bench or overall slope failures.

o Current 3D model of the fault appears well supported in upper, central portion based on the most recent drilling completed (2020/ 2021).

o Relatively few drill hole intersections exist in the lower and eastern portions of the fault and those that exist are from mostly historic drilling (1988-1993 or older).

o The lower section of the current fault model is irregularly shaped and should be reviewed and updated, to the extent possible, based on existing data. Additional drilling or core analysis may be required to more accurately define the lower fault's geometry.

o Detailed mapping and characterization will be critical during the early stages of pit development to confirm the fault's location, orientation and conditions

• In addition to the Main Fault at Stog'er Tight, other smaller-scale faults have been hypothesized and should be further evaluated with additional drilling and analysis as the project progresses.

• Additional oriented core and/or televiewer surveys should be completed in drill holes intersecting pit walls at Stog'er Tight and Orion to better define potential discontinuity sets.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	380
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

16.3 Hydrogeological Considerations

16.3.1 Hammerdown/Orion

Baseline hydrogeological information related to the Hammerdown/Orion project area is described further in Section 20 of this report. The Hammerdown/Orion project area is located along a probable groundwater divide and a recharge zone over the intersection of three surface watersheds:

• Harry Brook watershed to the north and east, in which most of the open pit and underground workings, the ore/sorting, overburden and topsoil stockpiles, crusher and maintenance areas, and Sedimentation Ponds #2 and #3 are located.

• Muir Brook-Shoal Pond watershed to the west, in which the Orion deposit area, the waste rock stockpile, Sedimentation Pond # 1, and a portion of the open pit are located.

• Catchers Pond watershed to the south, where the site access road is located (GEMTEC 2025a).

Key groundwater considerations for the Hammerdown/Orion project area include the following:

• Current pit dewatering estimates: An analytical solution was used to estimate pit inflows at the Hammerdown pit and the Orion pit at full development, with calculated estimates of 3,426 m3/d, and 1,124 m3/d at each respective pit (GEMTEC 2022b, 2025a). The analytical solution used the geometric mean of hydraulic conductivity tests and does not integrate the varying hydraulic conductivities across lithologies. It is recommended that Maritime Resources construct a numerical groundwater model of the open pits and underground workings incorporating pit lithologies, fault and fracture information, and hydraulic conductivity information to more accurately predict dewatering requirements.

• Influence of historical underground workings: The presence of historical underground workings under the Hammerdown open pit may act currently as a localized groundwater sump potentially lowering groundwater levels in lithologies above the elevations of underground workings.

• Integration of the underground workings into open pit dewatering: The open pit will be drained to internal pit sump pit(s) in the pit floor to drain seepage inflows and runoff in the pit. The underground workings have an estimated void volume of 59,511 m3 (GEMTEC 2025b) and present an opportunity to drain the open pit into the underground workings for water storage. During the QP site visit on October 16, 2025, a flowing pipe was observed north of the underground working portal which may connect to the underground workings and represent a dewatering mechanism for both the open pit and underground workings.

• Presence of major faults and fractures within the open pit area: Drilling in the open pit zone indicated the likely presence of faults and/or fractures which can convey water to the open pit(s). Water conveying faulting and fractures and the inflows these can contribute may be addressed by grouting of the fractures and the lowering of local static water levels over time and with pit development. The presence of water conveying faulting and fractures also has geotechnical considerations, as these may contribute to zones where pit slope stability could be affected. Further hydrogeological testing is recommended to further delineate the presence of bedrock fractures and faulting that may contribute groundwater inflow to the pit(s).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	381
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Limitations of existing groundwater studies: Drilling conducted during groundwater studies (GEMTEC 2019, 2021) in groundwater testing to date has been relatively shallow (≤30 m) and may not represent deeper hydrogeological conditions associated with deeper pit development and underground workings. Further hydrogeological testing (e.g., drilling and hydraulic testing) and assessment are recommended to investigate pit inflows to full development elevations.

• Integration of stockpile toe seepage into water management design: Material stockpiles are expected to generate internal infiltration and toe seepage, with stockpiles such as the coarser waste rock stockpile having higher toe seepage potential than finer materials, such as overburden and glacial tills. Water management collection design should integrate estimates of stockpile toe seepage into perimeter ditch and sedimentation pond design.

• Seasonal groundwater elevations and their relevance to sedimentation pond design: Seasonal groundwater elevations in the Hammerdown/Orion project area range from 0.6 to 2.37 mbgs, with some instances of artesian conditions reported (GEMTEC 2021). Static water levels should be considered in sedimentation pond design to address elevated groundwater and its potential effect on pond liners and pond capacity.

16.3.2 Stog'er Tight

Baseline groundwater investigations and findings are summarized in further detail in Section 20 of this report. The Stog'er Tight project area is adjacent to and south of Fox Pond and east/southeast of Camp Pond. Fox Pond drains west to Camp Pond. Groundwater is inferred from manual measurements across the site to flow northwest toward Camp Pond. Development of the historical Stog'er Tight east pit lowered the Fox Pond water level due to the pit's location adjacent to, and extending into, the Fox Pond footprint. The Gabbro Pit is proposed in an area between Fox Pond and Camp Pond, and the planned Pit 278 expansion extends into the footprint of Camp Pond.

Key groundwater considerations for the Stog'er Tight project area include the following:

• Presence/absence of documented faulting and/or major fracturing between the Gabbro Pit and Fox Pond and/or Camp Pond is not fully delineated. Further hydrogeological testing is recommended to further delineate the presence of bedrock fractures and faulting that may contribute groundwater inflow to the pit(s).

• Groundwater levels across the Stog'er Tight project area range from -0.36 mbgs (artesian) to 5.90 mbgs, corresponding to a change in groundwater elevation across the site of approximately 32 m, which may affect dewatering (Stantec 2021).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	382
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Pond water levels in the context of Gabbro Pit development: Dewatering the East and West Stog'er Tight pits lowered the water level in Fox Pond. For the Gabbro Pit, the goal should be to avoid unplanned lowering of nearby natural ponds through pit inflows. If no reasonable and practical method such as fracture/fault grouting and sealing is available to avoid that outcome, a Fisheries Act authorization should be pursued for harmful alteration, disruption or destruction (HADD) of fish habitat. This authorization would require a fish salvage plan, a habitat compensation plan, and a drainage plan to support recovery of pond water levels following completion of Gabbro Pit development. Lowering the pond water levels in advance would also reduce groundwater inflows to the Gabbro Pit.

• Pit inflow estimates for the Gabbro Pit and comparison to historical Stog'er Tight inflow estimates: The Stog'er Tight Development Plan Update (Signal Gold 2022) indicated that pit inflows to the Gabbro Pit would average 294 m3/d. Stantec (2021) estimated East and West pit inflow based on a 2D steady state analytical pit inflow model to range from 60.5 to 650 m3/day (0.7 to 7.5 L/s) for the West Pit, and 104 to 1,071 m3/day (1.2 to 12.4 L/s) for the East Pit.

• Camp Pond interactions during development of Pit 278: Pit 278 is proposed to extend into the footprint of Camp Pond and will require lowering of the Camp Pond water level. It is also expected to require a diversion for upstream drainage around Pit 278. This would require a Fisheries Act authorization, fish salvage plan, offsetting plan, diversion plan, and a post-development drainage plan. Lowering Camp Pond water levels in advance of pit development would reduce groundwater inflows to Pit 278.

• Groundwater modelling needs associated with Camp Pond, Fox Pond, and nearby pit development: Due to the presence of Camp Pond and Fox Pond near the Gabbro Pit and Pit 278, it is recommended that a 3D numerical groundwater flow model be developed to integrate pit development, lithological information, and hydraulic conductivity data. The model would support estimates of progressive pit inflows and subsequently pit recovery once pit development is complete.

• Groundwater elevation considerations for stockpile water management design: Groundwater levels on site range from artesian conditions to relatively shallow depths, which means that local groundwater elevations need to be factored into stockpile perimeter collection ditch and contact water collection pond design.

16.3.3 Pine Cove

Further information regarding baseline hydrogeological information for the Pine Cove project area is summarized in chapter 20 of this report. Hydrogeological studies at Pine Cove include a preliminary hydrogeological study conducted in 2015 (Knight Piésold 2015a) with hydraulic testing conducted on two shallow monitoring wells; seepage studies that assessed groundwater flow into the pit (Knight Piésold, 2015b, 2016); and a groundwater study conducted in 2023/2024 that included drilling three shallow/deep monitoring well pairs and one additional shallow monitoring well (Knight Piésold 2024a).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	383
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Water level monitoring near the Pine Cove open pit indicates that groundwater levels around the pit are higher than the pit water level, suggesting a general flow path toward the pit (Knight Piésold 2024a). Preliminary seepage studies estimated inflows of approximately 6 L/s, or 500 m3/day, likely sourced from Pine Cove Pond (Knight Piésold 2015b). In the broader Pine Cove conceptual water balance and pit lake evaluation, groundwater inflow was considered to be an ongoing contribution to the pit, and groundwater is expected to be an important control on pit lake water quality over time, particularly under closure conditions (SRK 2025).

Key groundwater considerations for the Pine Cove project area include the following:
• The requirement to maintain a minimum 10 m water cover in the open pit, as per the in-pit tailings deposition plans and approvals.

• The open pit water level recorded in December 2025 at an approximate elevation of 23.46 masl (Shoreline Aggregates Inc. 2025).

• Anticipated variation in water cover thickness as tailings are deposited, with projected tailings elevations expected to maintain the minimum water cover for the duration of the Project.

16.4 Open Pit Optimization

The Mineral Resource block models were imported to the Deswik.CAD software as individual block models for Hammerdown, Orion and Stog'er Tight. The models provided were regularized to their parent block size to consider mining dilution during the pit optimization. The parent block sizes are 2.5 m x 1.0 m x 4.0 m for Hammerdown, 2.5 m x 2.5 m x 2.5 m for Orion and 3.0 m x 3.0 m x 3.0 m for Stog'er Tight. The evaluation of the potentially economic portion of the Mineral Resource estimate, referred to as mineralized material, includes all categories of Mineral Resources: Measured, Indicated, and Inferred.

A PEA is preliminary in nature and is intended to provide only an initial, high-level review of the Project potential and design options. The PEA mine plan and economic model include numerous assumptions and the use of Inferred Mineral Resources. Inferred Mineral Resources are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and to be used in an economic analysis except as allowed for in PEA studies. There is no guarantee that Inferred Mineral Resources can be converted to Indicated or Measured Mineral Resources, and as such, there is no guarantee the Project economics described herein will be achieved.

Open pit optimization was conducted to determine the optimal economic shape of the open pit and guide the open pit design process. This task was performed utilizing Deswik.CAD's pseudoflow algorithm. The algorithm progressively constructs lists of blocks that should or should not be mined, based on their economic value. The optimization process defines an open pit outline that maximizes total economic value while adhering to the required open pit slopes and other parameters. The optimizations performed to generate optimal limits to guide the ultimate open pit design were based on valuing Measured, Indicated, and Inferred Mineral Resource category blocks. By varying the economic parameters while keeping inputs for metallurgical recoveries and pit slopes constant, various generated pit cases are evaluated to determine if incremental pit shells produce marginal or negative economic returns. This drop-off is due to increasing waste mining ratios, decreasing metal grades, increased mining costs associated with the larger or deeper pit shells, and the value of discounting costs before achieving revenues. The economic margins from the expanded cases are evaluated on a relative basis to provide payback on capital and produce a return for the project. At some point, further expansion does not provide significant added value. A pit limit can then be chosen that has suitable economic return for the deposit.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	384
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

16.4.1 Optimization Parameters

A summary of the open pit optimization parameters for each deposit are presented in Table 16.3. Revenues were varied from 20% to 150% of base case values for the Hammerdown deposit and from 40% to 140% for the Orion and Stog'er Tight deposits.

Table 16.3: Open pit optimization parameters

Parameter	Unit	Hammerdown	Wisteria (subarea of Hammerdown)	Orion	Stog'er Tight
Selling
Gold price	USD/oz	3,000	3,000	3,000	3,000
Exchange Rate	CAD/USD	1.40	1.40	1.40	1.40
Royalty	%	1.00	1.00	-	3.00
Payable	%	99.80	99.80	99.80	99.80
Net selling price	CAD/oz	4,150	4,150	4,192	4,066
Operating Cost
Mining Cost	CAD/t mined	10.00	10.00	10.00	10.00
Crushing	CAD/t sorted	6.00	6.00	6.00	6.00
Sorting	CAD/t sorted	2.00	2.00	2.00	-
Process Cost	CAD/t processed	40.00	40.00	40.00	40.00
Ore transport	CAD/t processed	25.00	25.00	25.00	25.00
General & Administration Cost	CAD/t processed	10.00	10.00	10.00	10.00
Mineralized Material-Based Costs	CAD/t processed	52.87	72.02	72.02	58.50
Mining
Throughput Sorter	tpd	1,170	820	820	-
Sorter recovery	%	95.0	95.0	95.0	-
Sorter mass pull	%	60.0	85.0	85.0	-
Throughput Pine Cove	tpd	700	700	700	700

Hammerdown Gold Project
Newfoundland & Labrador, Canada	385
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Parameter	Unit	Hammerdown	Wisteria (subarea of Hammerdown)	Orion	Stog'er Tight
Mill recovery	%	92.0	92.0	92.0	92.0
Effective recovery	%	87.4	87.4	87.4	92.0
Processing
Block Size	m	2.5x1.0x4.0	2.5x1.0x4.0	2.5x2.5x2.5	3.0x3.0x3.0
Slope Angle	degrees	50	50	50	50
Cut-off Grade
Marginal Au	g/t	0.41	0.56	0.55	0.49
cut-off grade

16.4.2 Pit Shell Selection

Figure 16.10, Figure 16.11, and Figure 16.12 illustrate the results of the pseudoflow in the form of pit by pit charts whereas Table 16.4, Table 16.5, and Table 16.6 present the values of these results. The pit by pit charts include the cumulative mineralized material, waste material, best case discounted cashflow (DCF), worst case DCF and average DCF for different revenue factors. The best case DCF considers that the pits are mined shell by shell, while the worst case DCF considers that the pits are mined bench by bench. The average DCF is the average of the best and worst case DCF. Revenue factor of 1.00 pit shells were selected to guide the pit designs for the Hammerdown, Orion and Stog'er Tight deposits. Shells beyond the 1.0 RF case do not produce increased project value, but as the project develops, a larger pit shell could generate additional value to the project.

Figure 16.10: Open pit optimization results - Hammerdown (including Wisteria)

Hammerdown Gold Project
Newfoundland & Labrador, Canada	386
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 16.11: Open pit optimization results - Orion

Figure 16.12: Open pit optimization results - Stog'er Tight

Hammerdown Gold Project
Newfoundland & Labrador, Canada	387
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 16.4: Open pit optimization results - Hammerdown (including Wisteria)

Open Pit Shell	Revenue Factor	Best Case Value @ 5% ($M)	Average Case Value @ 5% ($M)	Worst Case Value @ 5% ($M)	Mineralized Material (kt)	Waste Tonnage (kt)	Total Tonnage (kt)	Mineralized Material Au grade (g/t)	Mineralized Material Au (koz)	Strip Ratio
1	0.20	60.5	60.5	60.5	83	146	229	7.01	18.6	1.8
2	0.25	71.4	71.3	71.3	114	275	389	6.16	22.6	2.4
3	0.30	131.9	131.6	131.3	337	1,294	1,631	4.30	46.5	3.8
4	0.35	143.6	143.1	142.7	389	1,541	1,930	4.12	51.5	4.0
5	0.40	180.6	179.7	178.8	558	2,799	3,356	3.84	68.8	5.0
6	0.45	254.3	252.1	249.9	938	6,173	7,111	3.57	107.6	6.6
7	0.50	264.4	261.8	259.1	998	6,850	7,848	3.54	113.7	6.9
8	0.55	282.6	278.9	275.2	1,135	8,226	9,361	3.44	125.6	7.2
9	0.60	292.1	287.7	283.2	1,217	9,167	10,384	3.39	132.7	7.5
10	0.65	317.0	310.5	303.9	1,502	12,066	13,568	3.20	154.3	8.0
11	0.70	359.8	348.0	336.2	2,083	19,690	21,773	3.01	201.6	9.5
12	0.75	363.9	351.3	338.6	2,148	20,597	22,745	2.99	206.7	9.6
13	0.80	365.1	352.1	339.0	2,174	20,954	23,128	2.98	208.6	9.6
14	0.85	366.7	353.0	339.3	2,218	21,671	23,889	2.97	211.9	9.8
15	0.90	367.7	353.3	338.9	2,260	22,265	24,525	2.95	214.7	9.9
16	0.95	368.1	353.2	338.2	2,294	22,747	25,041	2.94	216.7	9.9
17	1.00	368.9	350.4	331.9	2,502	26,271	28,773	2.86	230.5	10.5
18	1.05	366.2	342.9	319.6	2,806	34,271	37,078	2.85	257.3	12.2
19	1.10	365.9	342.0	318.1	2,838	34,778	37,616	2.84	259.1	12.3
20	1.15	365.6	341.5	317.3	2,851	34,936	37,787	2.83	259.7	12.3
21	1.20	365.2	340.7	316.2	2,869	35,259	38,129	2.83	260.7	12.3
22	1.25	363.7	338.6	313.4	2,898	36,190	39,088	2.82	263.2	12.5
23	1.30	362.2	336.2	310.3	2,933	36,960	39,893	2.81	265.4	12.6
24	1.35	361.6	335.4	309.1	2,945	37,213	40,159	2.81	266.0	12.6
25	1.40	361.0	334.5	308.0	2,957	37,426	40,383	2.80	266.6	12.7
26	1.45	348.2	318.2	288.3	3,088	42,406	45,494	2.80	277.7	13.7
27	1.50	347.4	317.1	286.8	3,101	42,664	45,766	2.79	278.3	13.8

Hammerdown Gold Project
Newfoundland & Labrador, Canada	388
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 16.5: Open pit optimization results - Orion

Open Pit Shell	Revenue Factor	Best Case Value @ 5% ($M)	Average Case Value @ 5% ($M)	Worst Case Value @ 5% ($M)	Mineralized Material (kt)	Waste Tonnage (kt)	Total Tonnage (kt)	Mineralized Material Au grade (g/t)	Mineralized Material Au (koz)	Strip Ratio
5	0.40	4.5	4.5	4.5	19	53	72	2.88	1.8	2.7
6	0.45	5.8	5.8	5.8	28	79	107	2.70	2.4	2.8
7	0.50	8.3	8.3	8.3	43	176	220	2.68	3.7	4.1
8	0.55	11.7	11.7	11.7	68	343	411	2.59	5.7	5.0
9	0.60	13.1	13.1	13.1	81	422	504	2.51	6.6	5.2
10	0.65	17.8	17.7	17.8	136	837	973	2.35	10.2	6.2
11	0.70	21.5	21.3	21.4	194	1,157	1,351	2.16	13.4	6.0
12	0.75	22.7	22.5	22.6	214	1,307	1,522	2.13	14.7	6.1
13	0.80	23.7	23.4	23.5	237	1,487	1,724	2.09	15.9	6.3
14	0.85	26.4	25.9	26.2	322	2,255	2,577	2.00	20.7	7.0
15	0.90	26.9	26.2	26.6	340	2,425	2,765	1.99	21.7	7.1
16	0.95	27.5	26.6	27.1	390	2,743	3,132	1.91	23.9	7.0
17	1.00	27.6	26.2	26.9	492	3,489	3,981	1.79	28.3	7.1
18	1.05	27.3	25.5	26.4	555	4,123	4,678	1.76	31.3	7.4
19	1.10	27.2	25.4	26.3	563	4,193	4,756	1.75	31.7	7.4
20	1.15	27.0	25.0	26.0	574	4,325	4,899	1.75	32.2	7.5
21	1.20	26.8	24.8	25.8	584	4,391	4,975	1.73	32.6	7.5
22	1.25	24.4	21.7	23.1	642	5,393	6,036	1.74	35.9	8.4
23	1.30	23.7	20.9	22.3	657	5,620	6,277	1.73	36.6	8.5
24	1.35	22.9	19.9	21.4	675	5,851	6,526	1.72	37.4	8.7
25	1.40	13.8	9.2	11.5	835	8,341	9,176	1.68	45.1	10.0

Hammerdown Gold Project
Newfoundland & Labrador, Canada	389
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 16.6: Open pit optimization results - Stog'er Tight

Open Pit Shell	Revenue Factor	Best Case Value @ 5% ($M)	Average Case Value @ 5% ($M)	Worst Case Value @ 5% ($M)	Mineralized Material (kt)	Waste Tonnage (kt)	Total Tonnage (kt)	Mineralized Material Au grade (g/t)	Mineralized Material Au (koz)	Strip Ratio
5	0.40	5.9	5.9	5.9	24	69	93	2.8	2.2	2.8
6	0.45	15.7	15.7	15.7	68	370	438	3.0	6.5	5.5
7	0.50	27.7	27.6	27.7	120	746	867	3.0	11.7	6.2
8	0.55	30.1	30.0	30.0	135	822	957	3.0	12.8	6.1
9	0.60	33.6	33.4	33.5	162	943	1,105	2.8	14.6	5.8
10	0.65	45.4	44.8	45.1	289	1,602	1,890	2.4	22.0	5.5
11	0.70	46.8	46.1	46.4	304	1,664	1,968	2.3	22.9	5.5
12	0.75	47.9	47.1	47.5	323	1,742	2,065	2.3	23.7	5.4
13	0.80	48.7	47.9	48.3	336	1,845	2,181	2.3	24.5	5.5
14	0.85	49.7	48.7	49.2	350	1,930	2,280	2.2	25.2	5.5
15	0.90	51.2	49.9	50.5	395	2,135	2,531	2.1	27.0	5.4
16	0.95	52.4	50.9	51.6	427	2,375	2,802	2.1	28.6	5.6
17	1.00	52.9	51.3	52.1	451	2,550	3,001	2.0	29.7	5.7
18	1.05	53.2	51.4	52.3	470	2,662	3,132	2.0	30.4	5.7
19	1.10	53.4	51.5	52.4	492	2,766	3,258	2.0	31.2	5.6
20	1.15	53.6	51.5	52.5	511	2,958	3,469	2.0	32.1	5.8
21	1.20	53.6	51.4	52.5	520	2,998	3,518	1.9	32.3	5.8
22	1.25	53.0	50.5	51.8	551	3,367	3,918	1.9	33.7	6.1
23	1.30	52.6	49.9	51.3	576	3,557	4,132	1.9	34.6	6.2
24	1.35	41.7	35.1	38.4	793	7,619	8,411	1.8	46.3	9.6
25	1.40	41.1	34.1	37.6	812	7,861	8,673	1.8	47.1	9.7

Hammerdown Gold Project
Newfoundland & Labrador, Canada	390
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

16.5 Dilution

Mining dilution for pit design interrogation and scheduling was determined using Deswik.CAD stope optimizer (DSO) to generate mineralized material solids. The sub-blocked Mineral Resource block models were imported to the Deswik.CAD stope optimizer software as individual block models for the Hammerdown, the Orion and the Stog'er Tight deposits. When generating stopes, a 0.50 m dilution envelope was applied as well as a minimum width of 1.5 m. The stopes were generated to match the bench height of the pit designs. For Hammerdown and its subarea Wisteria, stopes have a heigh of 4.0 m, for Orion, stopes have a height of 5.0 m and for Stog'er Tight, stopes have a height of 3.0 m. Flitch mining is expected to take place where possible to further control dilution. The cut-off grades of the stopes were presented in Table 16.3; 0.41 g/t for Hammerdown, 0.56 g/t for the Wisteria subarea of Hammerdown, 0.55 g/t for Orion and 0.49 g/t for Stog'er Tight. All the material contained within the generated stopes is considered mineralized material for pit design interrogation and scheduling, and includes all categories of Mineral Resources: Measured, Indicated, and Inferred.

16.6 Pit Design

Detailed pit designs were executed based on the selected pit shells. The outline of the first phase of the Hammerdown pit was maintained to the pit outline currently in operation. The ultimate phase of the Hammerdown pit was expanded versus the selected pit shell due to geotechnical constraints concerning the Captain Nemo Fault. Ramp configurations were designed to accommodate up to 40-tonne class off-highway trucks although the current operation utilises smaller truck sizes. The ramps were designed for double-lane traffic, except for the six final benches of the pits, where it transitions to one-way access. Single-lane ramps have an overall width of 12.7 m and double-lane ramps have an overall width of 17.6 m. Figure 16.13 and Figure 16.14 illustrate the single-lane and double-lane ramp configurations applied to the mine designs. The ramp gradient considered is 10% with a minimum turning radius of 20 m.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	391
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 16.13: Double-lane ramp configuration

Figure 16.14: Single-lane ramp configuration

The preliminary pit slope configuration established for open pit mining are highlighted in Figure 16.15 and Table 16.7.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	392
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 16.15: Pit slope configuration

Table 16.7: Pit slope configuration

Wall	Bench Height (m)	Bench Face Angle (°)	Berm Width (m)	Inter-ramp Angle (°)
Hammerdown	20 (4x5)	67 to 76	9.0	49 to 55
Orion	20 (5x4)	75	8.5	55
Stog'er Tight	21 (7x3)	75	8.5	56

The Hammerdown pit will be mined in multiple phases, including a starter phase in the Hammerdown area and in the Rumbullion area as illustrated in Figure 16.16, before being pushed back to the ultimate phase as illustrated in Figure 16.17. Figure 16.18 and Figure 16.19 illustrate the ultimate pit designs for Orion and Stog'er Tight. Table 16.8 highlights the pit physicals within the ultimate pit designs.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	393
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 16.16: Hammerdown Phase 1 and Rumbullion Pit Design

Figure 16.17: Hammerdown Phase 2 Pit Design

Hammerdown Gold Project
Newfoundland & Labrador, Canada	394
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 16.18: Orion pit design

Figure 16.19: Stog'er Tight Pit Design

Hammerdown Gold Project
Newfoundland & Labrador, Canada	395
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 16.8: Pit physical quantities

Pit	Total (kt)	Mineralized Material (kt)	Mineralized Material Grade (g/t)	Mineralized Material Au (koz)	Waste Rock (kt)	Overburden (kt)	Strip Ratio
Hammerdown	45,707	3,286	2.36	249.8	41,560	861	12.9
Orion	4,384	553	1.54	27.4	3,396	434	6.9
Stog'er Tight	3,988	515	1.77	29.4	3,082	391	6.7
Total	54,078	4,354	2.19	306.6	48,038	1,686	11.4

16.7 Production Schedule

The life-of-mine production schedule for the open pit operations was developed in Deswik.Sched with the following considerations:

• Scheduled on yearly periods.

• Targeted ore sorter feed rate of 1,170 t/d for mineralized material coming from Hammerdown.

• Targeted ore sorter feed rate of 824 t/d for mineralized material coming from Wisteria (Hammerdown subzone) and Orion.

• Targeted mill feed rate of 700 t/d.

• Pit vertical progression limited to 10 benches per pit annually.

• Material is segregated and stockpiled by mining area.

• Material is segregated and stockpiled by grade bin for Hammerdown.

• Material is from Hammerdown and Orion is sorted before being sent to the mill as of Year 2.

• Material is fed to the mill to process higher value material upfront.

The pits' mining sequence is planned as follows: Hammerdown, Orion and Stog'er Tight. The

Hammerdown pit will be mined in three phases: a Hammerdown Phase 1 pit, a Rumbullion area pit and a Hammerdown Phase 2 pushback joining the pits together.

The 13-year life of mine incorporates 12 years of direct mill feed from open pit operations and 1 year of stockpile rehandling. The mining rate is expected to peak at 18,300 t/d and average 12,300 t/d over the 12 years of mining.

Figure 16.20 and Figure 16.21 highlight the material movement in the mine plan. The project has been optimized by sequencing the open pit mining extraction schedule by pit phases and by segregating mineralized material to process higher value material upfront as highlighted in the ore sorter feed schedule and in the mill feed schedule presented in Figure 16.22 and Figure 16.23. Table 16.9 details the mine and the mill feed schedule for the project.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	396
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 16.20: Mining schedule by material type

Figure 16.21: Mining schedule by zone

Hammerdown Gold Project
Newfoundland & Labrador, Canada	397
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 16.22: Ore Sorter Feed Schedule

Figure 16.23: Mill feed schedule

Hammerdown Gold Project
Newfoundland & Labrador, Canada	398
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 16.9: Mine and Mill Feed Schedule

Mine Production	Units	LOM	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13
Total Material Mined	kt	54,078	4,296	5,979	6,529	6,690	6,700	6,500	4,998	4,001	2,500	2,501	2,490	895	-
Mineralized Material Mined - Hammerdown High-Grade	kt	1,028	255	419	295	59	-	-	-	-	-	-	-	-	-
Mineralized Material Mined - Hammerdown Low-Grade	kt	1,856	77	94	117	240	174	255	379	345	129	45	-	-	-
Mineralized Material Mined - Hammerdown Wisteria	kt	401	72	86	17	30	55	88	45	7	-	-	-	-	-
Mineralized Material Mined - Orion	kt	553	-	-	-	-	-	-	-	40	172	284	57	-	-
Mineralized Material Mined - Stog'er Tight	kt	515	-	-	-	-	-	-	-	-	-	21	260	233	-
Total Mineralized Material Mined	kt	4,354	404	600	430	329	230	343	425	392	301	350	318	233	-
Total Mineralized Material Gold Grade	g/t	2.19	2.28	2.47	2.49	2.06	1.58	1.65	2.11	3.30	2.30	1.62	1.94	1.67	-
Total Mineralized Material Gold	koz	306.6	29.6	47.7	34.4	21.8	11.7	18.2	28.8	41.6	22.3	18.2	19.8	12.5	-
Waste Rock Mined	Mt	48,038	3,608	5,040	5,920	6,302	6,470	6,157	4,574	3,176	2,193	1,881	2,069	649	-
Overburden Mined	kt	1,686	284	339	179	59	-	-	-	432	6	270	104	13	-
Strip Ratio	-	11.4	9.6	9.0	14.2	19.4	28.2	18.0	10.8	9.2	7.3	6.1	6.8	2.8	-
Ore Sorter Feed	kt	3,583	-	426	426	426	359	376	412	402	339	314	103	-	-
Ore Sorter Feed Au Grade	g/t	2.18	-	3.11	2.47	1.69	1.40	1.61	2.14	3.24	2.18	1.66	1.69	-	-
Mill Feed	kt	3,159	256	256	256	256	256	256	256	256	256	256	256	256	91
Mill Feed Au Grade	g/t	2.89	3.11	4.92	3.92	2.68	1.87	2.25	3.27	4.85	2.75	1.94	1.92	1.68	1.75
Gold Recovered	koz	251.3	22.3	35.3	28.1	19.2	12.7	15.6	23.3	34.5	18.6	12.3	13.1	12.0	4.5

Hammerdown Gold Project
Newfoundland & Labrador, Canada	399
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

16.8 Mining Operation

16.8.1 Drilling and Blasting

A single drilling pattern has been assumed at this stage of the project based on 4.5-inch holes and 3.0 m by 3.0 m burden and spacing. Benches are drilled on 4.0 m heights for Hammerdown, 5.0 m heights for Orion and 3.0 m heights for Stog'er Tight. Drilling will be executed by the mining contractor.

Bulk emulsion will be used with target powder factors of 0.24 kg/t. The blast holes will be initiated with electronic detonators paired with 200 g boosters. Explosives will be supplied by a third-party provider who will be responsible for supplying, storing and delivering explosives. A contractor-operated blasting team will oversee the loading and blasting activities.

16.8.2 Loading and Hauling

Loading and hauling will be executed via a conventional truck and shovel operations by a mining contractor. Waste loading and haulage will be handled by 3 m3 hydraulic excavators and 41-tonne payload articulated haul trucks. Mineralized material loading and hauling will be handled by a fleet of 2 m3 hydraulic excavators with a 7 m3 front-end loader as backup and 38-tonne payload articulated haul trucks.

16.8.3 Support Equipment

Support equipment is supplied and operated by the mining contractor with requirements based on typical open pit mine operations. The activities include the maintenance of dump areas, stockpiles, pit floors, ditches, and mine roads as well as dust management and snow removal.

16.8.4 Overhead

Overhead for the mine is currently considered to be owner-operated and includes mine administration, engineering, geology and general site services. Significant efforts are planned for grade control drilling and assaying.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	400
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

17. Recovery Methods

17.1 Introduction

The Pine Cove process plant (Pine Cove Mill) currently treats material via a conventional flotation-leach-Merrill Crowe flowsheet to nominally process 700 t/d material. Run-of-mine (ROM) material is currently processed via a two-stage crushing plant at the Hammerdown deposit and then hauled to the Pine Cove Mill. It is proposed to install a three-stage crushing plant with material sorters at the Hammerdown deposit and continue to haul sorted-crushed material to the Pine Cove process plant.

Crushed material is processed via a single stage ball mill followed by a flotation circuit. Resulting flotation concentrate is thickened, reground, and then leached via cyanidation in mechanically agitated tanks. Leach slurry is dewatered via drum filters and resulting pregnant solution treated via a Merrill Crowe circuit to recover gold. Leach tailings are treated via a cyanide destruction circuit and together with flotation tailings are pumped to the current in-pit tailings storage.

The process plant has operated since 2012 and was under care and maintenance from 2022 to 2025 when operations were resumed being commissioned on low grade stockpiles. The Pine Cove process plant commenced treating material from the Hammerdown deposit in Q4 2025.

17.2 Sorting and Crushing

17.2.1 Overview

At the Hammerdown mine site, it is proposed to install a crushing and sorting facility. Test work demonstrated that the crushed mineralization is highly amenable to sorting with an average of 50%-55% of the sorter feed mineralization being separated as waste material and rejected out of the sorting circuit. Results from these test programs were used to develop the corresponding process design criteria, mechanical equipment list, flowsheets, capital and operating costs.

The process plant at Hammerdown will include:

• Owner-operated crushing and screening circuit

• Screen undersize (fines) to load-out facility

• Sorting

Due to the varying levels of dilution accompanying the mineralization, the crushing and sorting plant will be designed to facilitate a throughput of 1,200 t/d with average life of mine (LOM) feed grade of approximately 2.19 g/t Au. Both the crushing and sorting circuits will operate at an availability of 73%, which results in a nominal plant throughput of 137 t/h, with a capacity up to 164 t/h to process lower grade material at a higher rate.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	401
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The recovery method will consist of the following unit operations:

• Primary Crushing - A vibrating grizzly feeder and jaw crusher in open circuit, producing a final product P80 of approximately 70 mm.

• Screening - A triple deck vibrating screen with deck openings of 60mm, 35 mm and 10 mm. The oversize material will feed the secondary crusher and the middle and top decks will be sent to one of two sorters. The lower deck will screen out the fines.

• Secondary Crushing - Single stage cone crusher in closed circuit with the triple deck vibrating screen, producing a final product P80 of approximately 40 mm.

• Sorting - two sorting machines in parallel sorting the different size fractions.

• Tertiary Crushing - Single stage cone crusher in open circuit producing a final product P80 of approximately 7.1 mm.

• Stockpiles - three stockpiles will be produced from the sorting facility: one for crushed product being conveyed to a load-out facility and trucked for further processing, screen undersize fines being conveyed to its own load-out facility and the other re-handled to either the waste rock or low-grade stockpiles.

17.2.2 Sorting Process Design Criteria

The Process Design Criteria and Mass Balance detail the annual production capabilities, major mass flows and capacities, and availability for the sorting plant. Consumption rates for major operating and maintenance consumables can be found in the operating cost estimate described in Section 22. Key process design criteria from Section 13 are summarized in Table 17.1.

Table 17.1: Process Design Criteria

Criteria	Unit	Nominal Value	Source
General
Crushing Plant Throughput	t/d	1200	Mine Plan
LOM Average Au Head Grade	g/t	2.19	Mine Plan
Ore Solids Density	SG	2.9	Published
Ore Moisture	%w/w	5	Published/Industry Standard
Average Sorting Gold Recovery - HAM	%	92.5	Sorting Test Work
Overall Average Circuit Recovery - HAM	%	93.1	Sorting Test Work
Average Sorting Gold Recovery - ORN	%	89.4	Sorting Test Work
Overall Average Circuit Recovery - ORN	%	91.7	Sorting Test Work

Hammerdown Gold Project
Newfoundland & Labrador, Canada	402
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Criteria	Unit	Nominal Value	Source
Crushing
Availability/Utilization	%	73	Industry Standard
Crushing Plant Throughput	t/h	137	Engineering Calculation
Number of Crushing Stages	-	3	Vendor Recommended
ROM Top Size	mm	600	Vendor Simulation
Sorting
Screen Undersize (P80)	mm	6.1-7.8	Vendor Simulation
Screen Undersize	%	20-27	Vendor Simulation
Primary Ore Sorter	-	XRT	Vendor Recommended
Primary Ore Sorter - Mass Pull	%	53	Engineering Calculation
Secondary Ore Sorter	-	XRT	Vendor Recommended
Secondary Ore Sorter - Mass Pull	%	53	Engineering Calculation
Total Circuit Reject	%	40	Sorting Test Work
Final Product Including Fines	t/h	82	Engineering Calculation
Waste Stockpile	t	2,190	Design Consideration
Concentrate Ore Storage	t	2,880	Design Consideration
Fine Storage	t	700	Design Consideration

Source: Canenco 2026.

17.2.3 Sorting Plant Description

A summary of the process flowsheet is presented in Figure 17.1. A General Arrangement of the sorting facility is displayed in Figure 17.2.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	403
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 17.1: Overall crushing and sorting process flowsheet (placeholder)

Source: Canenco 2026.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	404
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

PRODUCT
STORAGE
2880t
FINES
STORAGE
700t
TERTIARY
CRUSHING
WASTE
STORAGE
2160t
SORTING
SCREENING
SECONDARY
CRUSHING
PRIMARY
CRUSHING
COLOUR LEGEND
NOT FOR CONSTRUCTION
NEWFOUNDGOLD
canenco
ORECRUSHING AND SORTING
GENERAL ARRANGEMENT
PLAN
NRC-HAM-001
A

Figure 17.2: Sorting facility and mineralized material storage layout (placeholder)

Source: Canenco 2026.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	405
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Crushing

Material will be delivered from the mine to feed the crushing plant that consists of three stages of crushing. The plant will process a nominal 137 t/h of material and produce a final product P80 of approximately 7.7 mm. The sorting circuit will reject approximately 47% of the sorter feed material while maintaining gold recovery of 90% to 94%. With a recombining of the screen undersize fines, the circuit will produce approximately 700 t/d to feed the Pine Cove process plant.

Primary Crushing

Material will be stockpiled near the jaw crusher on the ROM pad and fed either by direct dump or from a Front End Loader (FEL) through a 600 mm aperture static grizzly into a feed hopper. Oversize material from the static grizzly will be removed for later size reduction.

A vibrating grizzly feeder will draw material from the feed hopper at a rate of 137 t/h. The vibrating grizzly oversized material will feed directly into a jaw crusher with an installed power of approximately 112 kW. The primary crushing stage will produce a product P80 of approximately 74 mm at a crusher closed side setting (CSS) of 60 mm.

The screen feed conveyor will collect crushed product from the jaw and secondary stages of crushing and feed a primary 1,830 mm x 6,096 mm (6' x 20') vibrating triple deck screen. The screen will have aperture sizes of 60 mm, 35 mm and 10 mm, and the oversize material will be conveyed to the secondary crusher for further size reduction. The +35-60 mm and the +10-35 mm fractions will discharge onto two conveyors that feed the sorting plant. The -10 mm fines will report to the fines stockpile.

Secondary Crushing

Material from the secondary crusher feed conveyor will discharge into a cone crusher with an installed power of approximately 160 kW. The secondary crusher will reduce the material to a nominal product P80 of approximately 50 mm-55 mm using a CSS of 40 mm-45 mm. Crushed product will be transferred to the screen feed conveyor and be circulated back to the triple deck vibrating screen.

Sorting

The sorting of the mineralized material will consist of two sorters using machines with X-Ray Transmission (XRT) sensors. The primary sorter will process the +35-60 mm material and the secondary sorter will process the +10 mm-35 mm feed. Although it will vary depending on dilution during operations, the sorters are expected to reject approximately 47% of the feed material on average from each machine as waste or low grade. The total product will be approximately 62.31 t/h with an estimated average gold recovery of 92.5%. The combined rejects of approximately 55.19 t/h will be conveyed to a 2,190 t low-grade stockpile.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	406
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Tertiary Crushing

Product from the two sorters will be transported via the tertiary crusher feed conveyor and discharged into the tertiary cone crusher with an installed power of approximately 224 kW. The tertiary crusher will reduce the material to a nominal product P80 of approximately 7.8 mm using a CSS of 10 mm. Crushed product will be transferred to the 2,880 t product stockpile.

Load-out

Material from the product and fines stockpiles will be trucked to the processing plant at Pine Cove.

17.3 Pine Cove Process Plant

17.3.1 Overview

A simplified process flowsheet of the Pine Cove process plant is provided in Figure 17.3. The current process plant consists of the following unit operations to nominally treat 700 t/d material:

• Crushed ore storage

• Primary grinding circuit consisting of a ball mill, cyclone classification and associated pumping and material handling systems to produce a nominal grind size of P80 of 125µm

• Flotation circuit consisting of rougher and cleaner column flotation cells to produce a gold-pyrite concentrate for downstream cyanidation

• Preleach thickening

• Concentrate regrind ball mill to produce a nominal size of P80 of less than 20µm

• Cyanide leaching

• Drum filters and Merrill-Crowe circuit for gold recovery from pregnant solution

• Gold room to produce doré

• Cyanide destruction of leach tailings using SO2/air process

• Pumping of flotation tailings and detox tailings for in-pit tailings storage

• Reagent mix and storage circuits

• Air and water circuits

Hammerdown Gold Project
Newfoundland & Labrador, Canada	407
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 17.3: Pine Cove overall flowsheet

Source: New Found Gold 2026.

17.3.2 Pine Cove Process Description

Primary Grinding

The primary grinding circuit consists of a single stage ball mill and the circuit produces a primary grind size of P80 of 125 μm for the downstream flotation circuit.

Crushed material with a F80 of approximately 10 mm from the crushing plant at the Hammerdown mine is hauled and stored in stockpiles according to grade or material type at the Pine Cove plant. Material is reclaimed via a front-end loader and is conveyed to 3.2 m diameter by 4.27 m effective grinding length (EGL) Marcy ball mill with an 800 hp (597 kW) fixed speed motor. A belt scale on the ball mill feed conveyor monitor the plant feed rate. Process water is added to the ball mill to maintain a 75% w/w discharge density. Ball mill discharge passes through the trommel screen to remove grinding media scats and trommel screen undersize reports to the cyclone feed pump box.

Slurry from the cyclone feed pump box is pumped to a cyclone cluster of two (1 operating/1 spare) 400CVX10 Cavex cyclones for size classification. Water is added to the cyclone feed pumpbox to obtain the appropriate density prior to pumping to the cyclone(s). The cyclone overflow flows via gravity to the flotation circuit and cyclone underflow reports back to the ball mill.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	408
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Flotation, Thickening and Regrind

The flotation, thickening and regrind circuit consists of rougher-cleaner flotation circuit, preleach thickener and concentrate regrind mill. The concentrate mass pull is approximately 7% to 8%.

Cyclone overflow material from the ball mill circuit is directed to a rougher-cleaner flotation circuit consisting of three rougher, one cleaner and one scavenger column cells. Flotation concentrate is pumped to a 7.6 m diameter thickener to increase slurry density and flotation tailings are directed to the final tailings pumpbox.

Thickener underflow is pumped to a single pass regrind ball mill (2.2 m diameter by 3.3 m EGL with a

250 hp (185 kW) fixed speed motor) to produce a particle size of P80 of less than 20 µm to further liberate gold bearing minerals for downstream cyanidation. Thickener overflow is directed to final tailings.

PAX and PolyFloat 3330/MX-983 are added as collectors and MIBC added as a frother to the flotation circuit. Flocculant is added to the thickener to promote settling of solids. Lead nitrate is added to the regrind mill to improve gold extraction in the downstream cyanidation circuit.

Cyanidation

Gold is extracted via cyanidation. Slurry from the regrind ball mill is pumped to the cyanidation leach circuit consisting of one pre-aeration and three leach mechanically agitated tanks. Sodium cyanide and sodium hydroxide are added to the tanks for gold dissolution and to maintain a pH of 10.5 to 11. Compressed air is sparged into to the leach tanks as a source of oxygen. Leach residence time is approximately 72 hours.

Leach slurry is then dewatered via two drum filters (2.43 m diameter by 3.1 m length) to produce a pregnant solution and tailings residue. The pregnant solution is pumped to the Merrill-Crowe circuit and tailings residue pumped to the cyanide destruction circuit.

Gold Recovery

Gold is recovered via a Merrill-Crowe circuit and is a separation method for removing dissolved metals from cyanide solution. Pregnant solution is pumped to leaf filter clarifiers to remove suspended solid contaminants from the pregnant solution and then directed to a vacuum de-aerator tower to remove dissolved oxygen. Following clarification and de-aeration, zinc dust is added to the solution, causing gold to form solid precipitates. Precipitates are then separated from solution using plate and plate and frame filter presses.

Filter cake from filter presses is dried and smelted in an induction furnace. Fluxes are added to the furnace to produce gold doré and slag.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	409
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Detoxification

Leach residue is detoxified via a SO2/air cyanide destruction circuit consisting of two mechanically agitated tanks. Copper sulphate as a catalyst, lime for pH control and SMBS as a source of SO2 are added to the tanks. Compressed air is sparged into to the leach tanks as a source of oxygen.

Detoxified leach tailings and flotation tailings are collected in a pumpbox and pumped to the in-pit tailings storage facility.

Grinding Media, Reagents and Air Services

• Grinding media is used in the primary ball mill and regrind ball mill.

• Compressed air is used in leaching and cyanide destruction and provided by air compressors.

• The following main reagents are used at the Pine Cove process plant: o PAX

o PolyFloat 3330 o MX-983

o MIBC

o Lead Nitrate

o Sodium cyanide

o Sodium hydroxide (caustic soda) o Hydrated lime

o Copper sulphate o Zinc dust

o SMBS

o Flocculant (Magnafloc 10)

Energy

Electrical power is provided from the local grid for the process plant. Propane is used for building heating.

Water

The plan consumes approximately 80,000 m3/yr of tailings reclaim water and 18,000 m3/yr of raw water.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	410
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

18. Project Infrastructure

The Project infrastructure will be developed to accommodate mining, ore crushing, and sorting at the Hammerdown site, as well as processing ore at the existing Pine Cove Mill. As described in Section 17 of this technical report, the Pine Cove Mill has already contained all essential facilities for handling ore from Hammerdown, Orion, and Stog’er Tight, thus requiring little to no additional infrastructure at the mill. The Hammerdown site is an active pre-commercial mining operation equipped with fundamental infrastructure. Further development will be necessary to provide additional facilities for mining, crushing, and ore sorting.

18.1 Site Access Road

The Hammerdown site is accessible from Deer Lake Regional Airport via Trans-Canada Highway (NL- 1E), Route 390 (Springdale Road), Route 391 (Harry's Harbour Road), and the previous Shoal Pond Forest Access Road. The access road has already been upgraded to support regular traffic from ore haulage vehicles. Additionally, a new 2 km Shoal Pond Bypass Road has been constructed to divert public traffic away from the existing access route and around the mining area.

The Pine Cove Mill is primarily accessed via a gravel road that connects to Route 418 (Ming's Bight Road). This road has been realigned, its surface graded and enhanced, and it has been widened for improved access.

18.2 Site Roads

Light vehicle access roads and haul roads have already been built as needed to serve the Hammerdown site. Existing roads will be utilized and upgraded where required. A new haul road connecting the open pit to both the waste storage facility and the crushing & sorting pad will be constructed to accommodate the mine fleet. Upgrades to the current site roads will involve partial clearing, adding localized granular fill, repairing and installing culverts, and fine grading.

At the Pine Cove mill, site roads are limited to essential routes that serve to access different facilities, move ore and waste, and transport waste rock needed for site development and the construction of hydraulic or other structures.

18.3 General Site Arrangement

The general site arrangement for Hammerdown is shown in Figure 18.1. Most of the roads on site have already been built. The other major components include:

• Site entrance and parking

Hammerdown Gold Project
Newfoundland & Labrador, Canada	411
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Truck scale

• Gatehouse

• Crusher/ore sorter pad

• Mine dry

• Offices

• Ore stockpile

• Overburden stockpile

• Waste rock management stockpile

Figure 18.1: Hammerdown site general arrangement

Site layouts for Hammerdown and Stog'er Tight are shown in Figure 18.2 and Figure 18.3, respectively.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	412
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 18.2: Hammerdown site layout

Hammerdown Gold Project
Newfoundland & Labrador, Canada	413
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 18.3: Stog'er Tight site layout

18.4 Hammerdown Buildings and Support Infrastructure

18.4.1 Stockpile Pads

The stockpile pad will be constructed to store Low Grade (LG) Material, Run of Mine (ROM) Material and rejects from the Ore Sorter (Waste Stockpile). The sorter rejects from the Crusher/Ore Sorter Pad will be hauled to the low-grade stockpile for long-term storage.

18.4.2 Crusher/Ore Sorter Pad

Concrete and gravel pads will be built for three-stage crushers, screens, ore sorters, and conveyors. Final products from crushing and ore sorting will be stored in a 2,880-tonne shed, while waste rocks from sorting will be conveyed and temporarily stored on a concrete pad with a capacity of 2,190 tonnes.

A 700-tonne fine ore storage shed is planned for future construction, together with the addition of a secondary ore sorter. The general arrangement for the crushing and ore sorting area is presented in Figure 18.4.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	414
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 18.4: Crushing and Ore sorting general arrangements

18.4.3 Site Entrance, Gatehouse and Truck Scale

As indicated in Figure 18.1, the site entrance is located on the main access road at its intersection with Route 391. Parking area will be prepared near the entrance, before reaching the security gatehouse.

The gatehouse (a trailer) will be positioned along the main access road to control entry to the site. Additionally, a truck scale will be installed close to the security gatehouse to monitor ore being transported offsite to the Pine Cove mill for further processing.

18.4.4 Office, Mine Dry and Maintenance

Office facilities and mine dry will be located on the main access road and will be constructed from modular units.

The mine contractor will be responsible for maintenance and warehouse which will also utilize modular units.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	415
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

18.4.5 Fuel Station

A fuel station is not planned for the project site; refueling operations are anticipated to take place at the nearby offsite fuel stations.

18.4.6 Explosives Storage

The explosives magazine is included in the explosive supplier package. A cleared and leveled area to the south of the waste rock storage will be provided for their use.

18.5 Pine Cove Buildings and Support Infrastructure

The Pine Cove mill, an active facility, includes the following as-built main buildings and infrastructure:

• Main office

• Mill building

• Stockpile building

• Maintenance Shop

• Warehouse extension

• Chemical storage shed

• Chemical storage tent

• Emergency response building

• Men's dry building

• Women's dry building

• Pumphouse - reclaim pump

• Contractor shop

• Contractor lunchroom

• Contractor main office

• Contractor storage building

• Exploration storage room

• Exploration core cutting room

Hammerdown Gold Project
Newfoundland & Labrador, Canada	416
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

18.6 Power

The power required for the Hammerdown site will be approximately 1.5 MW. Power will be provided by Newfoundland and Labrador Hydro. Diesel generators will be used for pit dewatering, as well as to provide power at the explosives storage area and the security trailer.

The Pine Cove site will retain its two existing 25 kV supply feeding to its existing facility.

18.6.1 Hammerdown Power Distribution

The Hammerdown site is serviced by the nearby Newfoundland and Labrador Hydro provincial grid via an existing 25 kV distribution line running parallel to Route 391.

As part of the project, a new 570 m 25 kV 3-phase line extension along the site access road will be constructed in parallel to the existing 25kV 1-phase line. Existing 1-phase 25kV- 240V line stepping down and feeds 7.5 kW power to the existing administration complex.

A substation with power metering, a disconnect switch, and a 1.75/2.25 MVA 25 kV-600 V transformer will be installed in proximity to the crushing plant E-House. Site power distribution will be via containerized prefabricated E-House at the crushing plant using buried 600 V feeders to feed Crusher, Ore sorter, admin complex, E-House, and common utilities.

Sr. No.	Description
1	25 kV Pole, line & disconnect switch
2	1.75/2.25 MVA 25 kV-600 V transformer
3	600V MCC with E-house

18.6.2 Pine Cove Power Distribution

An existing connection to Newfoundland Labrador Hydro provincial grid services the Pine Cove site.

The Pine cove facility is supplied by a 25 kV overhead distribution line originating from Newfoundland and Labrador Hydro. The incoming service is divided into two separately metered utility feeds, each dedicated to specific plant loads.

The first utility metering point supplies a 3 × 333 kVA, 600 V pole-mounted transformer bank. The transformer secondary feeds the 600 V Main Distribution Panel (MD1), which serves as the primary low- voltage distribution point for the site. From MD1, power is distributed to the Motor Control Center MCC01 and Motor Control Center MCC02. A 250 kW, 600 V standby generator is installed to support essential loads during utility outages. The generator feeds Distribution Panel MD2, which supplies the designated emergency circuits and critical equipment.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	417
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The second utility metering point receives power at 25 kV and feeds a 1500 kVA, 4.16 kV transformer. This transformer supplies to 800 hp, 4.16 kV ball mill motor, which is the site's primary high-voltage process load. This feed is dedicated to the ball mill system to ensure stable and reliable power for continuous process operation.

No electrical upgrades are expected at Pine Cove for the Hammerdown PEA mill throughput of 700 tpd.

18.7 Utilities

18.7.1 Water

Bottled water will be supplied as drinking water to the site by local vendors. An on-site drilled well will provide potable water for domestic non-drinking uses, including showers and handwashing, for the office and mine dry facilities.

Fresh water for operational and utility purposes will be supplied from the site water management system via a pumping station located near the settling ponds and conveyed to on-site storage tanks through buried HDPE pipelines. Fresh water will be distributed to site facilities, including the office, mine dry, truck shop, and warehouse, and will have capacity to support underground mine water requirement

18.7.2 Sewage System

For Hammerdown site, a septic system will service the office, mine dry, truck shop and warehouse areas. The system will be sized appropriately to meet the workforce requirements.

At Pine Cove Mill, sanitary sewage effluent generated by the mill, office building, and contractor office complex is collected and transported via a gravity piping system to a septic tank and disposal field situated west of the office building.

18.8 Water Management

18.8.1 Hammerdown and Orion Deposits

The site water management system comprises water quality settling ponds, non-contact water interception ditches, and contact water conveyance ditches. The overall water-management approach is provided in the water management plan (GEMTEC 2022) and summarized below.

Runoff from areas of the Project site not affected by mining activities will be collected in non-contact ditches and discharged directly to natural receiving watercourses.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	418
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Given the shallow depth to groundwater across the site, dewatering will be required to facilitate open-pit operations. Initial estimates (GEMTEC 2022) suggest steady-state groundwater inflows of approximately 3,426 m³/day at full development. Mine water will be pumped to the settling pond system, where a portion will be reused for processing activities.

Runoff from areas potentially influenced by mining and ore processing operations, including the open pit, WRA, ore stockpile pads, and plant site, will be collected in contact water ditches. Contact water flows will remain segregated from non-contact water and will be directed to one of three settling ponds for treatment.

Settling ponds are designed to accommodate runoff from a 25-year return period, 6-hour storm event and are expected to achieve solids settling to approximately 10 microns during a 10-year, 24-hour storm event.

There will be four settling ponds in place for the Hammerdown and Orion site:

• Pond #1 (proposed) - to manage flows from WRA

• Pond #2 (existing) - to receive dewatering flows from the Hammerdown open pit mine

• Pond #3 (proposed) - to control runoff from ore stockpile pads, the plant site, and the organics stockpile

• Pond #4 (proposed) - to receive dewatering flows from the Orion open pit.

All ponds are designed as wet ponds and equipped with outlet control structures to attenuate inflow fluctuations, water level control features to increase retention time or temporarily halt discharge, and emergency spillways to maintain embankment stability during extreme events. Ponds are excavated into native ground or rock to minimize downstream embankment height. Liners will be installed as required to ensure water containment and maintain slope stability; polymer liners of appropriate thickness and strength will be used if necessary.

Outflow from Pond #2 may be routed through Pond #3 for additional treatment or discharged directly to the receiving environment if regulatory water quality criteria are met. Similarly, outflow from Pond #4 maybe routed through Pond #1 for additional treatment or discharged directly to the receiving environment if regulatory water quality criteria are met. Runoff from areas unaffected by mining will be collected in non-contact ditches and discharged to natural watercourses. Runoff up to and including the 25-year return period, 6-hour storm event from areas potentially impacted by mining or ore processing (open pit, WRA, ore stockpile pads, and plant site) will be collected in contact water ditches and directed to the settling ponds for solids removal, ammonia reduction from blasting residues, and additional treatment if required.

As detailed in the Water Management Plan (GEMTEC 2022), because on-site activities are limited to mining and ore sorting, with all downstream processing occurring off-site, the potential water quality risks are largely physical rather than chemical in nature. Runoff from the Project is therefore primarily expected to contain suspended sediment, sorbed metals, and trace unionized ammonia associated with blasting residues. ARDML testing has indicated that the waste rock is relatively benign and classified as non‑potentially acid generating, further reducing the need for active water treatment. Should future monitoring indicate that water quality assumptions change or that regulatory limits cannot be consistently met using the planned water management infrastructure, additional water treatment requirements may need to be evaluated and implemented as necessary.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	419
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Hydraulic conveyance infrastructure, including interception ditches, channels, and spillways, has been sized for a 100-year return period storm event, incorporating projected climate change impacts. Six culverts (including one existing structure), sized between 750 mm and 1,200 mm, convey flow at points where proposed ditches or natural channels cross the roadway alignments.

18.8.2 Stog'er Tight Deposit

Stog'er Tight operates as a satellite open-pit mine supported by a dedicated on-site water-management system designed to control contact water and protect downstream environments. The site relies on engineered ditches, sumps, and settling ponds to manage runoff and pit inflows throughout mining activities. The overall water management approach is outlined in the Stog'er Tight Development Plan Update (2022) and summarized below.

Non-contact water will be diverted away from active work areas to the maximum practical extent. Contact water (from areas like the Gabbro Pit, WRSA, ore pad, office laydown, and the overburden/organics stockpile) will be collected using a system of ditches that drain into a collection sump located west of the WRSA. From this sump, contact water will be routed to the settlement ponds south of Camp Pond through ditches and a 6-inch HDPE pipe. The contact water will be monitored at the settlement ponds to verify that water quality meets regulatory discharge criteria and to confirm the effectiveness of sediment removal. When monitoring results shows that water quality meets the required criteria, the water will be released to the environment through a 6-inch HDPE pipe at the FDP which discharges into the outflow of Camp Pond, approximately 100 m downstream of the settlement ponds.

A temporary berm will be constructed at the outflow of Fox Pond to prevent water from flooding the pit. A 12-inch HDPE pipeline will be installed along the northern section of the perimeter road around the Gabbro Pit to maintain water flow between Fox Pond and Camp Pond and to protect fish habitat during operations.

No dedicated water treatment plant is proposed for the Stog'er Tight project; instead, all contact water will be managed through a passive system consisting of collection ditches, a sump, and dual settlement ponds designed to ensure that discharge consistently meets regulatory water quality criteria without the need for active treatment infrastructure. Should future monitoring indicate that water quality assumptions change or that regulatory limits cannot be consistently met using the planned water management infrastructure, additional water treatment requirements may be evaluated and implemented as necessary.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	420
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

18.8.3 Pine Cove Water Management Infrastructure

The Pine Cove site includes several tailings and water management facilities, in addition to the Pine Cove Pit, that are utilized for site water management. These facilities include:

• Phase 1 Tailings Storage Facility (P1TSF), currently in active closure, capping of tailings is in progress

• Phase 2 Tailings Storage Facility (P2TSF), currently utilized by Shoreline Aggregates Ltd. (Shoreline) as a settling basin to massage wash plant fines from aggregate processing operations

• Phase 2 Polishing Pond (P2PP), currently utilized for site water management and final effluent discharge

Historically tailings from the milling process were deposited into the P1TSF and P2TSF. During the final years of the previous operations, tailings were deposited into the base of the Pine Cove Open Pit. Supernatant water from the Pit was pumped into the P2PP prior to being reclaimed to the Mill or released to the environment. The P2TSF was repurposed for use as a wash fines settling basin to support Shoreline operations in 2023. The site plan and water management infrastructure is illustrated in Figure 18.5.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	421
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 18.5: Site plan and water management infrastructure

Source: Knight Piésold February 2026

The P1TSF and P2TSF are not planned to be utilized for tailings management moving forward. The P2PP will continue to be utilized for water management. The P2PP is a valley type impoundment with a lined rockfill cross-valley embankment. The embankment was constructed using mine waste rockfill with a thin layer of screened till (Geosynthetics Bedding) placed on the upstream slope. A geosynthetic lining system was installed on the upstream face of the embankment to minimize seepage through the embankment and included non-woven geotextile and HDPE geomembrane. The embankment is approximately 11 m in height at the maximum section with a 10 m wide crest, 3H:1V upstream slope and 2H:1V downstream slope.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	422
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

18.9 Mine Haul Roads and Stockpiles

18.9.1 Haul Roads

A haul road network was designed to link open pits, mineralized material stockpiles, waste and overburden stockpiles, sorter reject stockpiles, the crusher and sorter pad, and other significant mine infrastructure on the properties. The surface haul roads were designed to accommodate 45-tonne articulated trucks in double lane traffic and have an overall width of 15 m. The overall road width considers a road canopy width of three times the overall equipment width and safety berms with a height equal to the radius of the tire as illustrated in Figure 18.6.

Figure 18.6: Haul road configuration

18.9.2 Stockpiles

The stockpile slope configuration is highlighted in Table 18.1 and Figure 18.7. Stockpile slope design criteria were established based on available geotechnical reports and the approved mine closure plan for Hammerdown.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	423
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 18.1: Stockpile slope configuration

Type	Bench Height (m)	Bench Face Angle (°)	Berm Width (m)	Inter-ramp Angle (°)
Mineralized Material	5.0	35	9.1	17
Waste rock	5.0	35	9.1	17
Sorter rejects	5.0	35	9.1	17
Overburden	2.0	18	-	18
Organics	2.0	14	-	14

Figure 18.7: Stockpile slope configuration

There are seven different stockpiles designed to support the Hammerdown and Orion operations as shown in Figure 18.8 and Figure 18.9.

• Two overburden stockpiles in the Hammerdown area, which can accommodate a volume of 474,000 m3 or 900,600 t, whereas the mine plan shows this stockpile peaking at 861,000 t.

• An overburden stockpile in the Orion area, which can accommodate a volume of 268,000 m3 or 509,200 t, whereas the mine plan shows this stockpile peaking at 434,000 t.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	424
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• An organics stockpile in the Hammerdown area, which can accommodate a volume of 58,000 m3 or 110,200 t.

• A waste stockpile that can be accessed from both the Orion or Hammerdown pit, which can accommodate a volume of 25,933,000 m3 or 51,866,000 t, whereas the mine plan shows this stockpile peaking at 44,957,000 t.

• A mineralized material stockpile near the crusher and sorter pad to hold material from both Orion and Hammerdown, which can accommodate a volume of 221,000 m3 or 442,000 t, whereas the mine plan shows this stockpile peaking at 325,000 t.

• A sorter rejects stockpile near the crusher and sorter pad, which can accommodate a volume of 670,000 m3 or 1,340,000 t, whereas the mine plan shows this stockpile peaking at 1,195,000 t.

Figure 18.8: Hammerdown area stockpiles

Hammerdown Gold Project
Newfoundland & Labrador, Canada	425
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 18.9: Hammerdown and Orion area stockpiles

There are three different stockpiles designed to support the Stog'er Tight operations as shown in Figure 18.10:

• An overburden stockpile, which can accommodate a volume of 265,000 m3 or 503,500 t, whereas the mine plan shows this stockpile peaking at 391,000 t.

• A waste stockpile, which can accommodate a volume of 1,673,000 m3 or 3,346,000 t, whereas the mine plan shows this stockpile peaking at 3,083,000 t.

• A mineralized material stockpile, which can accommodate a volume of 66,000 m3 or 132,000 t, whereas the mine plan shows this stockpile peaking at 114,000 t.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	426
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 18.10: Stog'er Tight stockpiles

18.10 Tailings Storage Facility

This updated PEA includes processing of ore from the Hammerdown, Wisteria, Orion, and Stog’er Tight deposits at the Pine Cove Mill site. The existing Pine Cove Pit tailings storage facility will be utilized for storage of tailings.

The mined-out Pine Cove Pit has been used as an in-pit tailings storage facility since 2018 and will be used to provide permanent and secure storage of tailing from the Mill. The tailings slurry will be pumped from the Mill discharged into the pit. Process water from the tailing slurry and meteoric water that accumulates in the pit above the settled tailings solids will be reclaimed for use as process water in the process plant. The permitted closure arrangement in the pit includes for a minimum 10 m water level to be maintained over the tailings to allow for storage of potentially acid generating (PAG) tailings in the pit. as currently. An assessment is planned to evaluate if a shallower water cover would be sufficient to mitigate potential ARD/ML conditions in the pit.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	427
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

It is estimated that the Pine Cove Pit can store an additional 2.5 million m3 of tailings up to El. 35 m with a 10 m water cover. At a mill throughput of 700 tpd and a settled density of 1.3 dry t/m3 approximately 3.25 million tonnes of tailings capacity remains in the open pit (with a 10 m water cover). The estimated 3.16 million tonnes of tailings that are projected to be produced from processing ore throughput for Hammerdown, Wisteria, Orion, and Stog'er Tight deposits can be stored within the Pine Cove Pit.

Sketches for sections for the In-Pit Tailings Facility are provided in Figure 18.11.

Figure 18.11: Pine Cove pit sections

Tailings have been historically deposited in the Pine Cove Pit from a single point discharge over the east pit wall. Single point discharge has resulted in a relatively flat tailings surface within the pit (Figure 18.12) and it is expected that this deposition method can be continued for the duration of the proposed mine plan.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	428
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 18.12: Pine Cove pit tailings surface Nov 18, 2024

Source: SEM 2024.

Water reclaim from the Pine Cove Pit comprises a single floating pump barge that is accessed via the pit ramp along the west side of the pit. Water is pumped to the Phase 2 Polishing Pond (P2PP) and then to the Mill. Excess water is released from the P2PP as required to maintain the site water balance.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	429
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

19. Market Studies and Contracts

19.1 Market Studies

The gold market is mature globally with numerous reputable refiners readily available. As such, a market study for the saleability of gold products or for the expected price of gold was not undertaken.

The terms contained within any future sales contracts are expected to be typical and consistent with standard industry practice and contracts for the supply of doré.

The commercial terms for refining the doré to produce saleable gold and doré shipping cost estimates (see Table 19.1) used in this analysis were provided by New Found Gold based upon current experiences with the doré product coming from the Pine Cove Mill.

Table 19.1: Commercial terms for the sale of gold doré

Description	Unit	Doré
Refining Cost (Gold)	US$/oz	5.0
Gold Payable	%	99.975
Shipping Charge	$/oz	15.0

19.2 Commodity Price

The QP (William Richard McBride, P. Eng.) has adopted the price projection for the PEA financial model base case as presented in Table 19.2.

The pricing is representative of the 75th percentile of the consensus opinions of several financial institutions in December 2025 as documented by BMO Capital Markets in the following Figure 19.1 provided to New Found Gold.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	430
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 19.1: Consensus gold price forecasts - BMO capital markets

Hammerdown Gold Project
Newfoundland & Labrador, Canada	431
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The consensus price has a weighted average against recovered gold of US$3,656/oz Au over the LOM. The selected slate of gold prices is viewed as conservative compared to the February 18 EOB spot price of near US$5,000/oz.

Table 19.2: Commodity pricing

Element	Unit of Measure	Financial Model
	Year	2026	2027	2028	2029	2030	LT
Au	US$/oz	4,132	4,000	3,775	3,600	3,600	$3,475

With the current gold market, three year trailing average pricing for establishing a fixed gold price for the economic analysis was considered not applicable to the Hammerdown project.

19.3 Contracts

Contract terms and refining charges are in place with refining companies. It is expected that any future contract terms will be typical. Metal prices in the sales contracts are expected to reference prices similar to those published in the London Metal Exchange (LME).

Operational contracts are in place for:

• Mining

• Mines Engineering

• Geological Services

• Crushing at Mine Site

• Haulage from Hammerdown to Pine Cove Mill

Hammerdown Gold Project
Newfoundland & Labrador, Canada	432
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

20. Environmental Studies, Permitting and Social or Community Impact

20.1 Introduction

Item 20 of Form 43 101F1 requires disclosure of environmental studies, permitting considerations, and social or community information that is material to the development of a mineral project. This section summarizes the available environmental baseline information, applicable regulatory frameworks, and community and land use context for the sites included in this Technical Report (collectively referred to as “the sites”): the Hammerdown deposit, the Orion deposit, the Stog’er Tight deposit, and the Pine Cove mill site. Although the Orion deposit is recognized as a distinct deposit, it lies fully within the broader Hammerdown project area. For the purposes of this Technical Report, environmental, regulatory, and socio economic information that applies to the shared site footprint will be presented collectively as Hammerdown/Orion. Where data, studies, permitting or management considerations are specific to only one deposit, these will be identified and discussed separately.

Environmental information presented in this section is drawn from previously completed technical reports, historical environmental studies, and site-specific baseline programs carried out within and adjacent to the sites. These studies include terrestrial, aquatic, hydrological, hydrogeological, water quality, air quality, and marine receiving environment investigations, as well as supporting geochemical and site characterization work documented between 1992 and 2025.

The material in this section is intended to provide context on existing environmental conditions and regulatory considerations relevant to project planning. Baseline characterizations include regional and site specific environmental setting, terrestrial and aquatic ecosystems, hydrology, surface water quality, hydrogeology, groundwater quality and, where applicable, marine conditions. Information on environmental monitoring programs reflects regulatory requirements already applicable to the Pine Cove mill site.

Social and community information is based on publicly available sources and previous project documentation. It includes high level descriptions of surrounding communities, regional land use, and known archaeological context for the sites.

This section relies on and carries forward information presented in previous technical reports, while incorporating new or supplemental information where available.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	433
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

20.2 Environmental Studies

20.2.1 Regional Environmental Setting

The Hammerdown/Orion, Stog'er Tight, and Pine Cove sites are located on the Island of Newfoundland within two adjacent boreal ecoregions: the North Central Subregion of the Central Newfoundland Forest Ecoregion and the North Shore Forest Ecoregion (Meades 1990).

The North Central Subregion is characterized by rolling topography, with elevations generally less than 200 m above sea level. The region supports predominantly boreal forest communities and experiences the warmest summer temperatures and coldest winter temperatures on the island, along with comparatively low fog and wind conditions (Protected Areas Association of Newfoundland and Labrador (PAANL) 2008a).

The North Shore Forest Ecoregion extends across coastal areas of the Baie Verte Peninsula and is characterized by rugged terrain with elevations up to approximately 315 m above sea level. Vegetation consists primarily of boreal forest interspersed with barrens and coastal heathlands. This ecoregion experiences relatively warm summer conditions and low precipitation, with periodic dry periods (PAANL 2008b).

Across both ecoregions, the combination of warmer summers, low precipitation, and dry periods contributes to the highest wildfire risk on the Island of Newfoundland (PAANL 2008a, 2008b).

Species at risk (SAR) in the region include species listed under the Newfoundland and Labrador (NL) Endangered Species Act (NL ESA), the federal Species at Risk Act (SARA), and assessed by the Committee on the Status of Endangered Wildlife in Canada (COSEWIC). Species of Conservation Concern (SOCC) are considered rare provincially, though not formally protected under legislation.

20.2.2 Site-Specific Environmental Setting

The following sections describe the environmental setting for each of the sites, while Section 20.2.3 to 20.2.7 provide further site-specific details on the terrestrial environment; aquatic environment; hydrology, surface water quality and sediment quality; hydrogeology; and air quality for each site.

Hammerdown/Orion

The Hammerdown/Orion site is located approximately 5 km southwest of King's Point and 15 km northwest of Springdale. The area is primarily brownfield, reflecting previous mining activities.

The site lies within the North Central Subregion of the Central Newfoundland Forest Ecoregion. Terrain is generally rolling, with elevations below 200 m above sea level, and is characterized by boreal forest vegetation and relatively warm summers and cold winters compared with other areas of the island (PAANL 2008a).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	434
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Environmental studies have documented forested, wetland, aquatic, and disturbed habitats within the Hammerdown/Orion area and identified existing infrastructure and disturbed ground associated with historical mining. These environmental programs have included vegetation surveys, wildlife observations, breeding bird surveys, and bat acoustic monitoring to characterize existing biophysical conditions.

Stog'er Tight

The Stog'er Tight site is located within the Baie Verte municipal boundary and approximately 2.5 km southwest of Ming's Bight, within a mixed forested and previously developed area. The property includes two principal waterbodies: Camp Pond; and Fox Pond.

The area straddles the boundary between the North Central Subregion and the North Shore Forest Ecoregion. The landscape includes rugged coastal influenced terrain, typical boreal forest, and localized barrens (PAANL, 2008a 2008b). Field studies conducted in 2020 and 2021 characterized terrestrial and aquatic features, including vegetation, wildlife, avifauna, fish habitat, hydrology, and groundwater.

Several historic and recent studies have documented the configuration of the Camp Pond-Fox Pond watershed and associated tributaries, including flow monitoring, water quality sampling, and habitat assessments.

Pine Cove

The Pine Cove site is located on the Point Rousse Peninsula in the northern portion of the Baie Verte Peninsula, approximately 6 km northeast of the Town of Baie Verte and immediately north of the town's municipal boundaries. The terrain consists of moderate to steep slopes ranging up to approximately 120 m elevation, with average elevations of 60 m to 70 m. Numerous ponds and small lakes occur throughout the area, including Green Cove Pond and Scrape Pond.

Vegetation is characteristic of boreal forest communities, including spruce (Picea spp.) and fir (Abies spp.), with substantial areas of second growth forest resulting from prior harvesting. Alder (Alnus spp.), birch (Betula spp.), and regenerating fir commonly occupy cutovers and wetland margins. The Pine Cove Brook watershed historically drained the mine site (approximately 1.6 km²) and discharges westward into Baie Verte Harbour. Historical and recent modifications include a 2015 realignment of a tributary and a 2016 redirection of part of the watershed toward South Brook (Signal Gold 2022a).

Baseline aquatic and terrestrial surveys prior to mine development (1992-1994) documented local fish species, water quality, and wildlife presence, including surveys for moose (Alces spp.) and raptors. Marine receiving environment studies have also been conducted along the Pine Cove shoreline.

In addition, due to the proximity of the Pine Cove site to the Green Bay Ming Mine Project being proposed by FireFly Metals Canada Ltd. (FireFly), surveys conducted in support of the environmental assessment (EA) for FireFly's project (FireFly 2025) are indicative of conditions at the Pine Cove site.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	435
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

20.2.3 Terrestrial Environment

Hammerdown/Orion

Baseline terrestrial surveys were completed in 2016 (Stantec 2017a) and 2019 (GEMTEC 2019a) and included vegetation and wetlands mapping, wildlife observations, breeding bird surveys, short eared owl surveys, and bat acoustic monitoring. Methods were comparable across programs, allowing direct comparison of 2016 and 2019 results.

Vegetation surveys in 2019 identified the following land cover distribution across the study area: approximately 82% forested habitat (e.g., Black Spruce (Picea mariana)/Balsam Fir (Abies balsamea) Forest, Wet Coniferous Forest, Mixedwood Forest), 14% wetlands, 0.2% open water, and 4% disturbed areas related to historical mining activity. Wetland types included bogs and fens, consistent with provincial wetland mapping (GEMTEC 2019a). No SAR flora was recorded during field programs. Six SOCC were documented: pale sedge (Carex pallescens), Wiegand's sedge (Carex wiegandii), linear leaved willow herb (Epilobium leptophyllum), black huckleberry (Gaylussacia baccata), (green adder's mouth (Malaxis unifolia), and little yellow rattle (Rhinanthus minor). Desktop sources noted potential for boreal felt lichen (Erioderma pedicellatum) and low seablite (Suaeda prostrata) (JDS Energy and Mining Inc. [JDS] 2022); neither was detected during the surveys (GEMTEC 2019a).

Incidental wildlife observations (tracks/sign or visual) included moose (Alces americanus), black bear (Ursus americanus), eastern coyote (Canis latrans), snowshoe hare (Lepus americanus), American beaver (Castor canadensis), and red squirrel (Tamiasciurus hudsonicus). American toad (Anaxyrus americanus) was recorded; other amphibians known from the Island (wood frog (Lithobates sylvaticus), green frog (Lithobates clamitans), mink frog (Lithobates septentrionalis)) may occur regionally but were not observed during these programs (GEMTEC 2025).

Breeding bird surveys in 2019 recorded 37 species (106 individual records). Commonly observed species included white throated sparrow (Zonotrichia albicollis), ruby crowned kinglet (Corthylio calendula), American robin (Turdus migratorius), black and white warbler (Mniotilta varia), hermit thrush (Catharus guttatus), and black throated green warbler (Setophaga virens). The 2016 program reported similar species composition. Desktop screening identified potential for several SAR/SOCC species (e.g., gray cheeked thrush (Catharus minimus), rusty blackbird (Euphagus carolinus), red crossbill (Loxia curvirostra), short eared owl (Asio flammeus), and olive sided flycatcher (Contopus cooperi), but these were not detected during 2016 or 2019 field surveys.

No SARA designated critical habitat has been identified within the Hammerdown Project area in the available studies. A short eared owl survey in 2019 did not record the species (GEMTEC 2025).

An echolocation survey at the existing mine portal recorded little brown bat (Myotis lucifugus) and northern long eared bat (Myotis septentrionalis) activity between August 7 and November 20, 2019. Call directionality and timing (absence during fall swarming/roosting period) indicate activity consistent with foraging in the surrounding area rather than portal use for roosting or hibernation (GEMTEC 2025).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	436
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Stog'er Tight

Terrestrial field programs in 2020-2021 characterized vegetation, wildlife, and avifauna within the Stog'er Tight area.

Rare plant surveys (August 2021) confirmed three SOCC: common wintergreen (Chimaphila umbellata), large leaf pondweed (Potamogeton amplifolius), and white stem pondweed (Potamogeton praelongus). A potential occurrence of floating bur reed (Sparganium fluctuans) was identified in the Atlantic Canada Conservation Data Centre (AC CDC) database within 5 km but was not recorded during fieldwork. No plant SAR were identified in field surveys or desktop screening within 5 km of the site (Stantec 2022a).

Wildlife recorded during baseline programs (visual or sign) included red fox (Vulpes vulpes), red squirrel, snowshoe hare, southern red backed vole (Myodes gapperi), moose, black bear, and coyote. No wildlife SAR/SOCC were observed (Stantec 2022b).

Breeding bird and common nighthawk (Chordeiles minor) surveys (June 2021) recorded 36 species; common species included ruby crowned kinglet, American robin, white throated sparrow, yellow bellied flycatcher (Empidonax flaviventris), and fox sparrow (Passerella iliaca). No common nighthawks were recorded during targeted surveys, and no avifauna SAR/SOCC were detected in field programs or recorded within 5 km (Stantec 2022c).

No bat hibernacula or bat foraging have been identified within the Hammerdown Project area, though no targeted hibernacula surveys or acoustic surveys have been conducted. Critical habitat (i.e., hibernacula) for the SAR-listed little brown myotis and/or Northern myotis has been identified in the White Bay area (ECCC 2018), approximately 40 km west of the Project.

Pine Cove

Vegetation around the Pine Cove site consists of mature spruce and fir with extensive cutover and regrowth of alder, birch, and willow, reflecting harvesting in the 1990s and blowdown of remaining mature trees in exposed areas (JWL 2007; JWL 1992).

Wildlife in the vicinity includes typical regional mammals, such as moose, black bear, Canada lynx (Lynx canadensis), coyote, red fox, and various small mammals like vole, muskrat (Ondatra zibethicus), mink (Mustela lutreola), otter (Lutra lutra), hare, red squirrel, and two bat species (Myotis septentrionalis, M. lucifugus) (Meades 1990; Stantec 2022b). Based on historical distribution, caribou (Rangifer tarandus) are considered unlikely to occur in the area (Government of NL 2015).

A wide range of land, shore and marine birds occur in the Baie Verte area and could be expected to occur in the vicinity of the Pine Cove site. Commonly observed species include white-throated sparrow, ruby-crowned kinglet, American robin, magnolia warbler (Setophaga magnolia), and evening grosbeak (Coccothraustes vespertinus). Waterbirds such as common loon (Gavia immer), American black duck (Anas rubripes), and greater yellowlegs (Tringa melanoleuca) occur in wetlands and along shorelines (FireFly 2025; Stantec 2022d).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	437
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Raptors are uncommon, with only American goshawk (Accipiter atricapillus) recorded recently, although osprey (Pandion haliaetus) and bald eagle (Haliaeetus leucocephalus) occur regionally. Limited suitable nesting habitat likely contributes to low abundance. Other resident species include spruce grouse (Canachites canadensis), Canada jay (Perisoreus canadensis), and common raven (Corvus corax) (FireFly 2025; JWL 1993).

An AC CDC search recently conducted in support of an expansion of the Point Rousse Marine Terminal (immediately adjacent to the Pine Cove site) (Point Rousse Marine Terminal Ltd. 2025) identified only one rare fauna record within 5 km, which was a sighting of a polar bear (Ursus maritimus) in 2023. The polar bear is listed as special concern under SARA and vulnerable under NL ESA (FireFly 2025).

Other species at risk identified as being possibly present in the area include banded killifish (Fundulus diaphanus), ivory gull (Pagophila eburnea), red crossbill, and rusty blackbird (AC CDC 2025). Newfoundland marten (Martes americana atrata), boreal felt lichen (Erioderma pedicellatum), and short- eared owl (Asio flammeus) are also possible but unlikely in the vicinity of the site (FireFly 2025).

No designated marine or terrestrial critical habitat has been identified in the vicinity of the Pine Cove site.

20.2.4 Aquatic Environment

Hammerdown/Orion

Aquatic baseline studies were completed in 2016 and 2019 within the Hammerdown/Orion area. The 2016 program reported that Hammerdown Creek originates in a wetland, includes intermittently dry sections, and contains natural barriers that limit fish passage. Brook trout (Salvelinus fontinalis) was documented in Harry Brook within a 500 m reach downstream of its confluence with Hammerdown Creek. Muir Creek also originates in a wetland, receives flow from historical settling ponds, and includes dry sections and steep cascades. Muir Brook, part of the Indian River watershed, was reported to support five fish species, including brook trout and Atlantic salmon (Salmo salar) (Stantec 2017a).

Field surveys conducted in 2019 assessed fish habitat and potential fish presence in Hammerdown Creek, Muir Creek, and two additional watercourses originating in on site wetlands. Portions of these watercourses were observed to be intermittently dry. Electrofishing surveys in these four watercourses did not detect fish, and the associated reporting notes that fish were not present within the studied watercourses in the area of the Hammerdown deposit (GEMTEC 2019b).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	438
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Stog'er Tight

A fish and fish habitat assessment of Fox Pond and its outflow was conducted in July 2016 (GEMTEC 2016). The assessment documented bank conditions and substrate features and reported that bank stability was rated as fair, with approximately 50% to 80% of the bank stable. Overhanging vegetation was documented throughout the assessment area. Water quality measurements for Fox Pond and its outflow were reported as follows: dissolved oxygen 7.17 to 9.84 mg/L, conductivity 95 to 121 µS/cm, and pH 6.02 to 9.52. Fish were documented in both waterbodies; with young of the year and juvenile brook trout (2 cm to 15 cm) captured in the outflow and both juvenile and adult individuals (>25 cm) captured in Fox Pond. (GEMTEC 2016).

Camp Pond provides approximately 0.08 km² of lacustrine habitat with a maximum depth of 11.4 m. It receives inflow from Fox Pond through a short connecting stream and drains toward Baie Verte via an outlet stream that connects to downstream watercourses and ponds. Substrates in Camp Pond were described as predominantly fine grained, with limited aquatic vegetation in the littoral zone. Inflow and outflow streams were described as having pooled habitat features with substrates mainly composed of fines and gravel. Riparian vegetation was described as shrubs and coniferous trees with moderate overhead cover and limited instream cover from woody debris or aquatic vegetation (Stantec 2022d).

Brook trout were documented in Camp Pond during 2021 field surveys, and no other fish species were reported from Camp Pond in those surveys. Brook trout were also recorded in both inflow and outflow streams associated with Camp Pond. The documentation also describes the presence of barriers to upstream fish movement in an upstream tributary area, limiting fish access to areas upstream.

One fish species at risk, American eel (Anguilla rostrata), was documented downstream of Camp Pond during freshwater sampling in 2021 (Stantec 2022d).

Pine Cove

Baseline information cited from Environmental Effects Monitoring (EEM) Phase 1 and Phase 2 programs indicates that brook trout and American eel are the fish species documented within the Pine Cove Brook watershed (Stantec 2011; Dillon 2014). Brook trout was identified as the sentinel species for EEM Phases 1 and 2 based on its presence at exposure and reference areas (Stantec 2011; Dillon 2014). The Pine Cove Brook channel was described as having a steep gradient and cobble substrate, which limits anadromous fish passage (Stantec 2011; Dillon 2014).

The marine receiving environment for Pine Cove Mill effluent is located within Baie Verte Harbour at the point where Pine Cove Brook discharges to the harbour. Pine Cove is approximately 330 m in length and is bordered to the south by a marine terminal used for aggregate shipping. Tides are mixed semi diurnal, with two high and two low tides daily; typical spring tidal ranges are 1.2 m to 1.4 m and neap tidal ranges are 0.3 m to 0.6 m. Bathymetric data indicate water depths in Baie Verte Harbour extend to at least 35 m (Dillon 2017).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	439
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The shoreline at the outflow area is described as a small depositional zone approximately 56 m long, composed primarily of cobble and gravel. Subtidal habitat within Pine Cove is described as being dominated by brown silty sand substrate interspersed with gravel. Localized areas contain increased gravel concentrations and shell deposits (including scallop shells, Placopecten sp.), and occasional large rocks encrusted with coralline algae (Corallinales). Reference locations south of Pine Cove are described as having similar coarse grained, sand rich sediments (Dillon 2017, 2020).

Marine shoreline observations described in association with EEM Phases 3 and 4 characterized the Pine Cove shoreline as an erosional, rocky coast with exposed bedrock and large boulders, with forested terrain extending to the intertidal zone (Dillon 2017, 2020). Phase 4 observations described limited colonization of cobble gravel beach habitat; blue mussels (Mytilus edulis), rockweed (Fucus distichus), and periwinkles (Littorina littorea) were reported as dominant taxa observed in that zone (Dillon 2020).

Subtidal surveys at Pine Cove (exposure area) reported limited macroalgal cover overall, with one localized patch of mixed macroalgae and bladderwrack (Fucus vesiculosus). Underwater video and sediment sampling documented grey seal (Halichoerus grypus) and a benthic community that included sculpin (Myoxocephalus spp.), starfish, coralline algae, crabs, sea urchins (Strongylocentrotus droebachiensis), sea anemones, and localized bladderwrack (Dillon 2017). Reference stations assessed during Phase 4 were described as having similar shoreline and subtidal characteristics (Dillon 2020).

Marine species reported more broadly in the Baie Verte area include a range of groundfish (e.g., cod [Gadus morhua], winter flounder [Pseudopleuronectes americanus], lumpfish [Cyclopterus lumpus], turbot [Scophthalmus maximus]); pelagic species (capelin [Mallotus villosus], American eel, herring [Clupea harengus], mackerel [Scomber scombrus], sea trout [Salmo trutta]); shellfish (soft-shelled clams [Mya arenaria], blue mussels, scallops [Placopecten magellanicus], whelks [Buccinum undatum], periwinkles); crustaceans (lobster [Homarus americanus], rock crab [Cancer irroratus], snow crab [Chionoecetes opilio], toad crab [Hyas araneus]); various seaweeds; and other taxa such as squid (Illex illecebrosus) and sea urchin.

20.2.5 Hydrology, Surface Water Quality, and Sediment Quality

Hammerdown/Orion

Baseline hydrology investigations for the Hammerdown deposit area were conducted in 2016 (Stantec 2017b) and 2019 (GEMTEC 2019c). In 2016, a flow monitoring station was installed downstream of the proposed site discharge point on Muir Creek, and a flow of 1.12 m³/s was recorded. The 2016 program (focused on the Muir Creek-Shoal Pond subwatershed) reported generally good water quality with exceptions for aluminum and iron (Stantec 2017b).

The 2019 program expanded hydrology characterization through streamflow analysis and sampling in three catchments: Harry Brook watershed, Catchers Pond subwatershed, and Muir Creek-Shoal Pond subwatershed. Streamflow monitoring was completed at 11 locations between May and November 2019.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	440
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Same day flow and water level data were used to derive rating curves to convert water levels to flow discharge-time series. Monthly runoff depths for the three watersheds ranged from 24.61 mm (Muir Brook, August 2019) to 293 mm (Catchers Pond, May 2019). Because of limited temporal data, an annual runoff depth coefficient was not calculated directly for the Hammerdown deposit area; however, the annual runoff coefficient was estimated at approximately 67% using regional hydrometric and climate station data (Springdale), based on average annual runoff of 626.9 mm and precipitation of 932.8 mm (GEMTEC 2019c). Streamflow monitoring was completed at 11 locations between May and November 2019. Same day flow and water level data were used to derive rating curves to convert water levels to discharge time series. Monthly runoff depths for the three watersheds ranged from 24.61 mm (Muir Brook, August 2019) to 293  mm (Catchers Pond, May 2019).

Surface water quality characterization included three seasonal sampling events at each of the 11 monitoring stations in 2019. Results indicated fresh waters with pH ranging from slightly acidic to slightly basic, and dissolved oxygen concentrations that met the Canadian Council of Ministers of the Environment (CCME) Water Quality Guidelines for the Protection of Aquatic Life (CWQG-FAL). Laboratory analyses identified elevated aluminum at several locations, frequently exceeding CWQG-FAL guidelines; iron and mercury also exceeded CWQG-FAL guidelines at two sites (GEMTEC 2019c).

Sediment sampling in 2019 identified localized exceedances of federal freshwater sediment quality guidelines for arsenic, cadmium, and zinc at one location downstream of the Hammerdown area in an unnamed tributary of Harry Brook. No other sediment exceedances were reported during baseline programs (GEMTEC 2019c).

Stog'er Tight

The Stog'er Tight site is situated within a small, interconnected watershed that generally drains toward Fox Pond and Camp Pond. Fox Pond flows southwest into Camp Pond through a short connecting channel, and Camp Pond discharges through its primary outlet to a downstream network of tributaries and ponds. Downstream drainage ultimately flows to South Brook and Green Cove Brook, which discharge to Baie Verte (Atlantic Ocean) approximately 5 km from the Stog'er Tight site (Stantec 2022d).

Hydrometric monitoring was completed within the Camp Pond watershed to document baseline surface water levels and flows. Continuous water level data were collected using automated loggers installed at multiple locations. Discrete flow measurements were collected and used to develop rating relationships for converting recorded water levels to discharge. Flow statistics (including mean annual flow, monthly flow values, and return period flow estimates) were calculated using the hydrometric dataset together with regional hydrologic relationships (Stantec 2022d).

Local surface water quality has been monitored at the Stog'er Tight site since 2009, including one long- term sampling station located near the southwest corner of Camp Pond. The following summarizes historical analytical results for general chemistry, nutrients, and metals based on laboratory data (Stantec 2022d).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	441
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Laboratory results show that pH values ranged from 6.89 to 8.05, which falls within the CWQG FAL ranges for pH. Total alkalinity (as calcium carbonate (CaCO₃) ranged from 26 to 52 mg/L (mean 41.2 mg/L). Hardness (as CaCO₃) ranged from 31 to 170 mg/L (mean 51.3 mg/L). Electrical conductivity ranged from 71 to 140 µS/cm (mean 124.8 µS/cm). Concentrations of major cations (calcium, sodium, potassium, magnesium, manganese, ammonium, iron, aluminum) and major anions (chloride, fluoride, sulphate, nitrate) were generally low.

Total ammonia-nitrogen was below the reportable detection limit (RDL) in some samples, with a maximum recorded value of 0.14 mg/L (mean 0.023 mg/L). Nitrate concentrations ranged from below the RDL to 0.79 mg/L (mean 0.48 mg/L). Orthophosphate was below detection in all samples. Total phosphorus ranged from below detection to 7 µg/L (mean 5 µg/L). Sulphate ranged from below the RDL to 5.5 mg/L, below the British Columbia Ambient Water Quality Guideline for sulphate of 128 mg/L.

Aluminum concentrations ranged from 17 to 125 µg/L (mean 53.9 µg/L). One sample collected on June 16, 2015 exceeded the CWQG FAL aluminum guideline applicable at pH > 6.5 (100 µg/L). Arsenic concentrations were below detection in some samples and up to 0.37 µg/L (mean 0.3 µg/L), below the CWQG FAL guideline of 5 µg/L. Cadmium concentrations ranged from below the RDL to 0.01 µg/L (mean 0.008 µg/L), and were below the CWQG FAL guideline of 0.37 µg/L. Copper concentrations ranged from below the RDL to 9.91 µg/L (mean 1.99 µg/L). One sample collected on August 18, 2019 exceeded the hardness adjusted CWQG FAL guideline of 2.0 µg/L for the site's measured hardness range. Lead concentrations ranged from below the RDL to 1.06 µg/L (mean 0.49 µg/L). One sample collected on July 2019 exceeded the hardness adjusted CWQG FAL guideline of 1 µg/L for hardness < 60 mg/L. Iron concentrations ranged from 25 to 208 µg/L (mean 78 µg/L), and zinc concentrations ranged from 0.003 to 0.0129 mg/L (mean 0.0062 mg/L). No exceedances of CWQG FAL were reported for iron or zinc.

Boron, molybdenum, selenium, silver, thallium, and uranium were consistently below detection limits during monitoring and below applicable CWQG FAL criteria. Deleterious substances under the Metal and Diamond Mining Effluent Regulations (MDMER) (arsenic, copper, lead, nickel, zinc) were below regulatory limits during all sampling events.

Pine Cove

Physical modifications to Pine Cove Brook and its contributing drainage features have occurred over time in connection with mine development within the approximately 1.6 km² Pine Cove watershed. The original watercourse between Pine Cove Pond and Pasture Pond, Pasture Pond itself, and a portion of Pine Cove Brook were altered and/or removed during mining operations, and habitat offsetting measures were completed south of Pine Cove Pond, including construction of an outflow channel leading to a compensation-area pond, with a remaining portion of Pine Cove Brook continuing to drain to Baie Verte (Signal Gold 2022a). During construction of the Phase II Polishing Pond (P2PP) in fall 2015, Tributary 1 was diverted approximately 100 m north around the pond and an additional approximately 200 m section of Pine Cove Brook was removed to accommodate the works; a fish relocation program was completed in September 2015 with fish released to Pine Cove Pond (Signal Gold 2022a). Additionally, a portion of the Pine Cove Brook watershed was redirected in 2016 to flow southward toward South Brook as part of site drainage modifications (Stantec 2025).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	442
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The final discharge point (FDP) for treated effluent was relocated downstream in 2016; at the current FDP, Pine Cove Brook is approximately 1 m wide and flows approximately 178 m before entering Baie Verte, with effluent discharged in periodic batch events rather than continuously (Stantec 2023). A 2016 plume delineation study documented near immediate dilution near the brook mouth and a tendency for diluted effluent to move northward along the shoreline under wind and longshore current conditions, with aluminum, copper, and iron used as conservative tracers (Stantec 2023).

Pine Cove Brook is described as an intermittent watercourse with low base flow, which increases during precipitation events and spring freshet. Base flow measured in July 2016 ranged from approximately 15 to 30 L/s (Dillon 2017). Historical surface water quality sampling conducted between January and September 1992 indicated that concentrations of chloride, sulphate, magnesium, potassium, and sodium were lower than values reported for South Brook, while calcium and total alkalinity were comparatively higher (JWL 1993).

Recent (2021-2023) monitoring results for the Pointe Rousse Project provide updated surface water chemistry conditions in the receiving environment, with pH ranging from approximately 7.37 to 8.19, conductivity from approximately 587 to 1,012 µS/cm, total dissolved solids from approximately 416 to 662 mg/L, hardness from approximately 158 to 269 mg/L (as CaCO₃), and alkalinity from approximately 92 to 155 mg/L (as CaCO₃) (Stantec 2023). Major ions have been reported within the ranges of approximately 17-33 mg/L chloride, 130-330 mg/L sulphate, 43.9-76.3 mg/L calcium, 11.6-19.0 mg/L magnesium, 7.4-11.8 mg/L potassium, and 60-106 mg/L sodium, while nutrients include approximately 0.565-3.2 mg/L ammonia (as N) and 2.6-6.36 mg/L nitrate+nitrite (Stantec 2023). Metals measured within the same period include approximately 0.037-0.117 mg/L copper, 0.126-0.455 mg/L manganese, 0.082-0.27 mg/L iron, 0.019-0.14 mg/L aluminum, 0.00036-0.00051 mg/L arsenic, with lead and mercury typically below 0.00009 mg/L and 0.00001 mg/L respectively, and zinc below approximately 0.00233 mg/L (Stantec 2023).

20.2.6 Hydrogeology

Hammerdown/Orion

Hydrogeological studies at Hammerdown include a baseline study completed in 2019 (GEMTEC 2019d) and a feasibility-level characterization completed in 2020 (GEMTEC 2021). Six monitoring wells were installed in the baseline study and 25 boreholes were drilled in 2020 that were completed as monitoring wells at varying depths. Field activities included hydraulic testing (i.e., packer and slug tests), groundwater level monitoring and groundwater sampling (GEMTEC 2019d, 2021).

The site is underlain by a thin unconfined aquifer in saturated glacial tills and organics and folded, faulted volcanic and volcaniclastic bedrock, with groundwater levels generally near surface. Piezometric contours derived from 2019 and 2020 water level surveys (GEMTEC 2019d, 2021) suggest the site lies along a groundwater divide and recharge zone corresponding to the surface water divide between the Catcher's Pond and Muir Brook-Shoal Pond subwatersheds. Reported groundwater flow directions include west-northwest near the proposed open pit and north-northeast toward Harry Brook, with localized southeast flow toward Catcher's Pond near the crushing and sorting plant. Reported typical inferred horizontal hydraulic gradients include approximately 9% toward Harry Brook, 6% toward Catcher's Pond, and up to 14% toward Muir Brook; reported vertical gradients were generally downward, ranging from 1% to 9% (GEMTEC 2019d, 2021).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	443
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Hydraulic conductivity values reported for the overburden (e.g., till) ranged from 9.8 × 10⁻⁷ to 1.5 × 10⁻⁶ m/s. Bedrock hydraulic conductivity values reported from shallow testing (≤30 m) ranged from 6.6 × 10⁻⁸ to 7.5 × 10⁻⁵ m/s (GEMTEC 2019d, 2021). The feasibility study report notes that current bedrock data are limited to shallow tests and may not represent conditions at full pit depth (GEMTEC 2021).

Seasonal groundwater fluctuations were monitored from August 2019 to January 2021. Groundwater levels were reported as lowest during winter and mid- to late summer, and highest during spring freshet and fall rainfall. Seasonal variations ranged from 0.6 m to 2.37 m, with short-term fluctuations related to precipitation events (GEMTEC 2021).

Baseline groundwater quality sampling conducted between 2019 and 2021 indicates shallow groundwater is calcium-bicarbonate type. Reported pH ranged from 6.05 to 8.30, and hardness ranged from ≤50 mg/L to 219 mg/L, with low total dissolved solids. Several dissolved metals (including aluminum, arsenic, cadmium, cobalt, copper, iron, lead, manganese, silver, vanadium, and zinc) exceeded federal environmental and Canadian Drinking Water Quality Guidelines in at least one sample (GEMTEC 2022a).

A preliminary estimate of groundwater inflow to the Hammerdown Pit of approximately 3,426 m³/day and 1,124 m3/day to the Orion Pit was calculated by GEMTEC under steady-state conditions at full development (GEMTEC 2022b).

Stog'er Tight

A baseline hydrogeology study was conducted in 2021 (Stantec 2021) to characterize shallow bedrock hydraulic properties and groundwater quality conditions at the Stog'er Tight site (Stantec 2021). The program included hydraulic testing, groundwater sampling, and a manual groundwater level survey.

Hydraulic testing (i.e., packer testing) was conducted on four deeper boreholes in July 2021 (i.e., up to 100 m below ground surface [mbgs]). Further hydraulic testing (i.e., recovery testing) was conducted on four relatively shallow monitoring wells (i.e., screened between 20-30 mbgs) in September 2021. Hydraulic conductivity values reported for shallow bedrock (from recovery tests and packer tests) ranged from 7.5 × 10⁻¹⁰ to 3.3 × 10⁻⁷ m/s, with a geometric mean of 1.5 × 10⁻⁸ m/s.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	444
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

A manual groundwater level survey was also completed in September 2021, which included 97 measurements using a manual water level meter. Continuous hourly water-level data were collected in the four monitoring wells using installed data loggers. The manual measurements showed depths to groundwater ranging from -0.360 mbgs (artesian) to 5.898 mbgs, corresponding to a ~32 m change in groundwater elevation across the site. Piezometric contours derived from these data indicate groundwater flows northwest toward Camp Pond, with horizontal gradients ranging from ~5% in flatter areas to ~25% near Fox Pond (Stantec 2021).

Groundwater samples from the four monitoring wells were analyzed for general chemistry, dissolved metals, and low-level dissolved mercury, and results show a consistent calcium-bicarbonate water type with slightly alkaline pH (7.73 to 7.83) and alkalinity of 95 to 100 mg/L as CaCO₃. Major ion chemistry was uniform across wells, with electrical conductivity of 250 to 330 µS/cm, total dissolved solids of 140 to 200 mg/L, and hardness of 89 to 130 mg/L, indicating relatively dilute groundwater with moderate buffering capacity. Dissolved metals were generally low, although manganese was elevated relative to other trace metals, which otherwise occurred near or below detection limits. Langelier Saturation Index values from -0.4 to -0.2 suggest slight corrosive tendency with respect to calcite, consistent with the low-mineralization chemistry. The water quality testing was conducted to establish baseline conditions and to provide a reference for comparison to identify potential future changes in groundwater chemistry related to site activities; the analytical results were not compared to regulatory guidelines (Stantec 2021).

Preliminary pit inflow calculations using a two-dimensional steady state analytical pit inflow model ranged from 60.5 to 650 m3/day (0.7 to 7.5 L/s) for the West Pit and 104 to 1071 m3/day (1.2 to 12.4 L/s) for the East Pit (Stantec 2021).

Pine Cove

Hydrogeological studies at Pine Cove include a preliminary hydrogeological study conducted in 2015

(Knight Piésold 2015a as cited in Knight Piésold 2024a) with hydraulic testing conducted on two shallow monitoring wells; seepage studies that assessed groundwater flow into the pit (Knight Piésold 2015b, 2016 as cited in Knight Piésold 2024a); and a groundwater study conducted in 2023/2024 that included drilling three shallow/deep monitoring well pairs and one additional shallow monitoring well (Knight Piésold 2024a).

Hydraulic testing yielded hydraulic conductivity values ranging from 1 × 10-6m/s in shallow bedrock to 9 × 10-6 m/s in overburden/shallow bedrock (Knight Piésold 2015a as cited in Knight Piésold 2024a). Hydraulic testing conducted in 2023 that included both packer testing and single well response tests (e.g., slug tests) in deeper bedrock indicates that the rock mass generally exhibits low hydraulic conductivity, with few water transmitting fractures, with values ranging from 3 × 10-10 to 6 × 10-7 m/s (Knight Piésold 2024a).

Water level monitoring in the near vicinity of the open pit indicates that groundwater levels surrounding the pit are higher than the water level within the pit, suggesting a general flow path towards the pit (Knight Piésold 2024a). Results of the preliminary seepage studies indicated that approximately 6 L/s or 500 m3/day was flowing into the pit, with the likely source of the seepage coming from Pine Cove Pond (Knight Piésold 2015b as cited in 2024a).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	445
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Groundwater quality at Pine Cove was assessed using samples collected on four occasions in 2023, at six monitoring wells at three primary locations with a shallow and deep location at each location (Knight Piésold 2024b).

SRK (2025) summarized the Knight Piésold dataset for pit lake chemistry evaluation and water-quality predictions. Reported groundwater pH was neutral to slightly alkaline (7.8 to 8.9; average ~8.2), with alkalinity of 81 to 190 mg/L as CaCO₃ (average ~150 mg/L). Sulphate concentrations ranged from 21 to 150 mg/L. Total metals were described as generally low; however, SRK (2025) noted that several parameters exceeded CCME long term freshwater aquatic life water quality guidelines, including arsenic at one location, iron and zinc at all three locations, and selenium at one location.(SRK 2025).Overall, the 2023 dataset indicates buffered groundwater with low metals overall, with localized exceedances of select parameters (notably iron and zinc) that were carried forward as inputs to the pit lake evaluation (Knight Piésold 2024a).

In the broader Pine Cove conceptual water balance and pit lake evaluation, groundwater inflow was considered to be a continuing contribution to the pit and groundwater is expected to be an important control on pit lake water quality over time, particularly under closure conditions (SRK 2025).

20.2.7 Air Quality

Hammerdown/Orion

Ambient air quality in the Hammerdown/Orion area and the nearby community of King's Point is influenced by vehicle emissions and residential heating sources (e.g., wood stoves and oil furnaces). Ambient air quality monitoring was conducted in August 2016 at the Hammerdown site and at a residential property in King's Point (approximately 5 km northeast of the Hammerdown site). Sampling at these locations included particulate matter 10 mm or less in diameter and the following metals: arsenic, cadmium, copper, lead, nickel, vanadium, and zinc (Stantec 2017c).

Background concentrations of nitrogen dioxide, ozone, sulphur dioxide, carbon monoxide, and particulate matter 2.5 mm or less in diameter were characterized using results from the nearest ambient air monitoring station to the Hammerdown site, located in Grand Falls-Windsor.

The 2016 sampling program reported that particulate matter and metals were below threshold limits set by the Newfoundland Ambient Air Quality Standards (Stantec 2017c).

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Newfoundland & Labrador, Canada	446
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Stog'er Tight

No baseline air quality studies have been completed for Stog'er Tight. Refer to Section below (Pine Cove) for further information on regional air quality, which would also be applicable to the Stog'er Tight site.

Pine Cove

No baseline air quality studies have been completed for Pine Cove. Air quality measurements collected in the Baie Verte area during 2016 and again in 2024 in support of the Green Bay Ming Mine Project indicate that regional conditions are generally within acceptable limits, with occasional particulate matter exceedances observed near FireFly's mining operation (FireFly 2025). These elevated readings are not persistent and are confined to the immediate vicinity of that operation. Similar to FireFly's operations, air quality at the Pine Cove site would be affected by operations at Pine Cove and by Shoreline Aggregates' adjacent quarry operation. Baseline noise levels are expected to be typical for an industrial area, influenced by vessel loading, quarry operations, and nearby mining activities, with occasional contributions from traffic and recreational vehicles.

20.3 Regulatory Framework, Environmental Monitoring, and Permitting

This section provides an overview of the applicable regulatory context, including the legislative framework, monitoring and compliance obligations, and permitting requirements for construction, operation, and closure.

As further described in Section 20.3.1, Hammerdown, Stog'er Tight, and Pine Cove have each completed provincial EA for their respective development phases and were released from the EA process; none triggered federal EA requirements. Hammerdown is fully released and in early development, with future work at Orion expected to require a new EA registration. Stog'er Tight, including the Gabbro Pit and the Pit 278 expansion (released from the provincial EA process in 2022), is a permitted facility currently in care and maintenance, with updates to key approvals required before mining resumes. Pine Cove is an operating, permitted mine and mill under the Point Rousse Project Certificate of Approval and is currently processing Hammerdown ore; future modifications may require further assessment or permitting depending on scope.

Key assessment and federal and provincial permits are summarized below; for completeness, additional permits that may be associated with mine developments in NL are listed in Section 20.3.4.

20.3.1 Environmental Assessment

Mining developments in Newfoundland and Labrador are designated under the NL Environmental Protection Act (NL EPA) and the Environmental Assessment Regulations, which require registration of  new mines and expansions (depending on the nature of the expansion). Following a 45-day review period for the registration, the Minister may release a project from the EA process or may require further assessment in the form of an Environmental Preview Report or an Environmental Impact Statement. A federal assessment may also apply if a project meets the threshold in the Physical Activities Regulations under the Impact Assessment Act (i.e., 5,000 t/day for new or certain expanded metal mines/mills).

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Newfoundland & Labrador, Canada	447
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Hammerdown, Stog'er Tight, and Pine Cove have been subject to and released from the provincial EA process as standalone projects; federal EAs were not required as these projects did not meet the threshold under the current or previous federal EA legislation.

The original Point Rousse developments, including the Pine Cove Mine and early phases of Stog'er Tight, were first assessed in 2001. The Stog'er Tight Mine, and subsequently the West Pit Expansion, were assessed and released from the EA process in 2010 and 2016, respectively. The Hammerdown Gold Mine was registered in July 2020, required a subsequent Environmental Preview Report, and was released from the provincial EA process in May 2021. The Stog'er Tight 278 Open Pit was formally registered in September 2022, proposing development of Pit 278, dewatering of Camp Pond, and construction of an 850 m haul road; the project was released from the EA process in November 2022.

Hammerdown is in early development; it is anticipated that development of Orion will require EA registration and additional permitting.

Stog'er Tight's Gabbro Pit is permitted, and Stog'er Tight Pit 278 has permitting to be completed. Additionally, as Stog'er Tight is in care and maintenance and currently scheduled to be mined beginning 2034, updates to the Development Plan, Rehabilitation and Closure Plan (RCP), and other permitting will likely be required at that time.

Pine Cove is permitted to receive ore, process material, and deposit tailings within the open pit, and is currently operating and processing Hammerdown ore. Future modifications to the Pine Cove site that may be required to process ore from Orion and expansions to Stog'er Tight could be subject to additional assessment and/or permitting requirements depending on the nature of the modifications required. As the proposed milling rate will remain below the 5,000 t/day federal threshold, a federal EA should not be required.

20.3.2 Federal Permitting/Approval Requirements

Fisheries Act

Amendments to the Fisheries Act came into force in 2019, reintroducing provisions for the protection of fish and fish habitat, notably the prohibition against Harmful Alteration, Disruption and Destruction (HADD) of fish habitat. The Fisheries Act also prohibits activities that cause the "death of fish" (other than permitted fishing activities), considers the cumulative effects of development activities, and provides additional protection for highly productive, sensitive, rare or unique fish and/or fish habitats. If death of fish or the HADD of fish habitat will likely occur due to a project, proponents are required to apply for an authorization from the Minister of Fisheries and Oceans Canada (DFO) as per Paragraph 34.4(2)(b) or 35(2)(b) of the Fisheries Act Regulations. The application must include an offsetting plan to counterbalance the HADD, along with a financial guarantee as an assurance mechanism in case the offsetting plan is not completed. A Fisheries Act authorization includes terms and conditions the proponent must follow to avoid, mitigate, offset and monitor impacts to fish and fish habitat resulting from a project.

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Newfoundland & Labrador, Canada	448
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Fish habitat offsetting has been implemented at the Pine Cove site under the Fisheries Act to address habitat losses associated with historical mine development, including alterations to portions of Pine Cove Brook and the former Pasture Pond drainage features (see Section 20.2.5). Habitat was constructed south of Pine Cove Pond (including a compensation-area pond and associated channel) to offset the habitat loss, and these features are intended to remain in place as part of the long-term site configuration (Signal Gold 2022a).

Plans for the development of the Gabbro pit anticipate effects on Fox Pond and Camp Pond water levels, as occurred previously during Stog'er Tight pit development. Development of Pit 278 is proposed to extend into the footprint of Camp Pond and would also require lowering of Camp Pond water levels. Such local pond water level changes will require regulatory approval and authorization. Development of Pit 278 would require a fish relocation program followed by full dewatering of Camp Pond, which would remain dewatered for the duration of project activities. To reduce risks to fish and fish habitat, a fish screen would be installed on the pump intake in accordance with DFO guidance and verified prior to pump operation. Water removed from Camp Pond would be discharged into the natural drainage pathway, flowing westward to the existing outflow channel and then downstream through the connected tributaries and lakes of the South Brook drainage area, before reaching Baie Verte. A Fisheries Act authorization and compensation plan to offset habitat loss would be required prior to fish relocation and dewatering.

Metal and Diamond Effluent Regulations

The MDMER under the Fisheries Act provide limits on the quality of effluent from metal and diamond mines in Canada. Effluent is required to meet concentration-based limits for arsenic, copper, cyanide, lead, nickel, zinc, suspended solids, radium 226, and un-ionized ammonia, must meet defined pH levels, and must not be acutely lethal. The Regulations set out requirements for effluent testing (both water chemistry and toxicity testing), reporting, and the conduct of EEM studies.

A metal mine is subject to MDMER if it exceeds an effluent flow rate of 50 m³ per day, based on effluent from all final discharge points of the mine, and when a deleterious substance is deposited into any water or place noted in subsection 36(3) of the Fisheries Act.

Under MDMER, only sites with an active FDP that discharges mine effluent are required to participate in EEM. Pine Cove is subject to, and currently undergoing, the required EEM (Stantec 2025). Pine Cove's polishing pond FDP is active and in the current Phase 6 EEM cycle (Phase 6 began May 28, 2023, with the interpretive report due May 28, 2026).

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Newfoundland & Labrador, Canada	449
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Stog'er Tight's FDP is into a wetland at the outlet to Fox Pond, leading to a watercourse that discharges to Camp Pond; there has been no discharge since October 2021. With the planned construction of the Gabbro Pit expansion, a new FDP was to be constructed at the outflow of Camp Pond; however, the planned expansion and, therefore, the new FDP, were put on hold indefinitely (Stantec 2025).

Hammerdown and Orion are likewise not subject to EEM because they do not discharge effluent that meets the MDMER applicability thresholds. As such, Pine Cove is the only site with EEM requirements, while the other sites fall outside the federal program unless future changes in operations were to create a regulated effluent discharge.

Schedule 2 Amendments under MDMER

In the event that mine design requires mine waste to be deposited in fish-bearing waters, Schedule 2 under MDMER must be updated to include or list those waterbodies. The comprehensive process to complete the Schedule 2 listing requires extensive regulatory, public and Indigenous engagement.

The regulatory process for amending Schedule 2 of MDMER broadly involves:

• An assessment of alternatives for mine waste management that demonstrates that the preferred option is the best one based on criteria set out in ECCC's Guidelines (ECCC 2013) for the assessment of alternatives for mine waste disposal.

• Development of a fish habitat compensation plan to offset the loss of fish habitat.

• Consultation throughout the regulatory process with interested parties concerning the development of a compensation plan and the assessment of alternatives report.

• Regulatory development process that includes regulatory publication and a letter of credit.

To date, no such deposition has been proposed at the project sites.

Canadian Navigable Waters Act

Works in, on, over, under, through, or across navigable waters may require approval by Transport Canada under the Canadian Navigable Waters Act (CNWA). Navigable waters are defined as any body of water, including a canal or a man-made waterway, used for travel or transport for commercial, recreational, or traditional purposes. Approvals may not be required if the work is considered a "minor work." The criteria for minor works are set out in the Minor Works Order, and some specific minor works require proponents to publish a public notice through Transport Canada's registry. Approvals under the CNWA are administered under the Navigation Protection Program. To date, the need for approvals under the CNWA have not been identified in relation to existing or proposed activities at the project sites.

Hammerdown Gold Project
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Species at Risk Act

SARA provides legal protection of wildlife species that are designated as endangered, threatened, or vulnerable, and their defined critical habitats. Its purpose is to prevent native species, subspecies, and distinct populations from becoming extirpated or extinct, provide for recovery of endangered / threatened species, and encourage management of species to prevent them from becoming "at risk."

Federal prohibitions may apply if project activities interact with species listed under Schedule 1 of SARA, their residences, or critical habitat. Specific federal permits may be required in defined circumstances. No critical habitat as defined by SARA has been identified to date at the project sites.

Federal Greenhouse Gas Program

Greenhouse Gas Reporting

Facilities emitting ≥10,000 t carbon dioxide equivalent (CO₂e)/year must report annually to ECCC's Greenhouse Gas (GHG) Reporting Program.

Greenhouse Gas Reductions

The Canadian Net Zero Emissions Accountability Act sets out a national pathway to reduce emissions by 40% to 45% below 2005 levels by 2030, with the goal of reaching net zero emissions by 2050 (Government of Canada 2022a). Supporting measures include the Clean Fuels Regulations (2024), which promote the use of lower carbon fuels by encouraging gasoline and diesel suppliers to adopt technologies and practices that reduce fuel carbon intensity, with a target of reducing the carbon intensity of transportation fuels by approximately 15% by 2030 (Government of Canada 2022b).

The Clean Electricity Regulations represent a further federal initiative aimed at transitioning Canada's electricity supply toward low or zero carbon sources by 2050, including electricity delivered to mining operations (Government of Canada 2024).

20.3.3 Provincial Permitting/Approval Requirements

Mining Act and Mining Regulations

The provincial Mining Act, administered by the NL Department of Energy and Mines (NLDEM), regulates the development, operation, and closure of mines in NL. The associated Mining Regulations provide requirements for development, operational, and rehabilitation and closure plans, as well as mill licenses, financial assurance, and annual reporting. NLDEM has published "Guidelines on the Mining Act" (NLDEM no date) which describes the information necessary for each of the required plans and reports.

The plans required under the Mining Act cannot be approved prior to a project's release from the EA process. Specifically, mines in NL require:

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• A Development Plan, to be submitted and approved prior to construction.

• An Operational Plan, to be submitted and approved prior to operation.

• An RCP incorporating progressive rehabilitation, typically submitted and approved prior to construction (limited scope) and updated prior to operation.

• Financial Assurance, to be in place prior to construction (limited to scope of construction RCP) and updated prior to operation.

Water Resources Act

The Water Resources Act gives the Water Resource Management Division (WRMD) of Newfoundland and Labrador Department of Environment, Conservation and Climate Change (NLDECCC) the responsibility for management of water resources in the province. The Act provides regulations surrounding the alteration of a body of water. These include changing the direction of flow, altering the quantity of water, impoundment or displacement, or changing of drainage characteristics for the purposes of water crossings structures (e.g., culverts).

Approvals under the Water Resources Act include:

• Permits to Alter a Body of Water

• Water Use Licences

• Potable and non domestic well permits

• Protected public water supply areas/wellhead protected public water supply area approvals

The Environmental Control Water and Sewage Regulations pursuant to the NL Water Resources Act apply to the discharge of water and effluent and incorporate effluent limits consistent with federal

MDMER.

Dam works require authorization by WRMD. Their design/operation typically follow Canadian Dam Association (CDA) Dam Safety Guidelines (CDA 2013, 2014).

Wetland interactions are evaluated under the NL Policy for Development in Wetlands (NLDECCC 2001) and fall under the umbrella of the Water Resources Act.

Environmental Protection Act

The NL EPA establishes the principal legislative framework governing environmental management in NL, including requirements related to the release of substances, waste management, contaminated sites, dangerous goods, and the provincial EA process. Under Part XI of the Act, mining projects and associated infrastructure are required to obtain Certificates of Approval (CofAs) prior to construction and operation. These approvals are issued and administered by the Industrial Compliance Section of the NLDECCC and prescribe facility specific conditions related to effluent and air emissions, management of chemicals and fuels, waste handling, monitoring, reporting obligations, and environmental contingency/spill response planning. CofAs are time limited regulatory instruments and must be renewed or amended as project components evolve. Active mines and processing facilities in the province typically hold multiple CofAs covering discrete elements such as mine site operations, milling circuits, power generation units, and water treatment systems. Compliance with CofA conditions is a core component of ongoing environmental regulatory oversight for NL mining operations.

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Newfoundland & Labrador, Canada	452
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Pine Cove and Stog'er Tight are regulated under the Point Rousse Project Certificate of Approval (Approval No. AA23 085699) for the construction and operation of Point Rousse mining and milling facilities. Hammerdown is regulated under a separate Certificate of Approval for mine construction and operation (Approval No. AA25 065711), issued on June 2, 2025. Development of Orion would require either its own CofA or an amendment to the Hammerdown CofA, depending on whether Orion's planned site activities, infrastructure, and effluent management are considered within the scope of the existing approval.

NL Endangered Species Act

In NL, species at risk are protected under the NL ESA. The purpose of NL ESA is to prevent extirpation, provide for recovery, and conserve species and prevent them from becoming endangered or threatened. Prohibitions of NL ESA include Section 16, which states "a person shall not disturb, harass, injure, or kill an individual of a species designated as Threatened, Endangered or Extirpated". Species are listed under the Endangered Species List Regulations.

Under Section 19 of the NL ESA, a permit to engage in an economic activity that may affect "a designated species, the residence of a specimen of a designated species or critical or recovery habitat," if activity determined to be economically beneficial to the province, has no reasonable alternative, and will not prevent the recovery or survival of the designated species. The permit application requires the development of a Species at Risk Impact Mitigation and Monitoring Plan. To date, there is no indication that Section 19 permits have been required for the project sites.

Provincial Greenhouse Gas Program

Under the Management of Greenhouse Gas Act, reporting applies at ≥15,000 t CO₂e/year, and performance standards (including best available control technology [BACT] plans) apply to facilities emitting ≥25,000 t CO₂e/year or opted in facilities. Available information indicates that GHG reporting for the sites has not been required to date.

Best Available Control Technology

Facilities covered by NL's Management of Greenhouse Gas Act include industrial facilities with annual direct GHG emissions of 15,000 t CO₂e or more. Detailed performance obligations, including BACT reporting, are prescribed by the Management of Greenhouse Gas Regulations, which apply to facilities emitting 25,000 t CO₂e or more and to opted in facilities. Under BACT requirements, operators must provide rationale for the technologies selected and demonstrate how they support reductions in GHG emissions.

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A BACT Analysis for the Hammerdown Project, evaluating technically feasible options for project energy supply, mining activities, and processing technologies, was approved in 2021.

Greenhouse Gas Reporting

Industrial facilities in NL are required to submit annual GHG reports under the Management of Greenhouse Gas Act and its associated regulations when direct on site emissions reach 15,000 t CO₂e/year during operations (Government of NL 2019). Reports must be verified by an ISO accredited third party. Direct emissions refer to those generated by activities or equipment functioning at a facility, which for mining are typically associated with fuel combustion in stationary and mobile equipment (Government of Canada 2023).

Greenhouse Gas Reductions

NL has committed to lowering GHG emissions and supporting a transition toward a low carbon economy, with a 2030 target of a 30% reduction below 2005 levels (Government of NL 2019). To achieve this, NL established facility level emissions reduction targets under the Management of Greenhouse Gas Reporting Regulations. These targets do not apply during construction, pre production, or the first three years of commercial operation. Each facility establishes a baseline using data from its first three years of operation, followed by progressively tighter reduction targets from years four through eight (Government of NL 2019). If facility-level emissions exceed the target for a given year, the operator must address the gap through on-site reductions and/or credits available under the provincial system.

20.3.4 Additional Federal and Provincial Permitting/Approval Requirements

The following is a list of federal and provincial permits, in addition to those listed above, that are commonly associated with mine development, construction, operation, and closure in NL. The actual permits required depend on final site layouts, selected development option(s), and construction/operations sequencing; as such, some items may not be required. It is assumed that the operational project sites currently have in place the applicable permits and approvals from the list below. Amendment, renewal, or administrative updates to reflect scope changes (e.g., new ore sources, modified water/tailings management, throughput changes) may be required. Timing and application content are phase dependent, and long lead items are typically discussed with regulators early to confirm requirements.

Additional federal permits and approvals may include:

• Natural Resources Canada

o Licence for Explosives Magazine

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• Transport Canada

o Transportation of Dangerous Goods

Additional provincial permits and approvals may include:

• Newfoundland and Labrador Department of Forestry, Agriculture and Lands (NLDFAL), Crown Lands Division

o Permit to Occupy Crown Land

• NLDFAL, Wildlife Division

o Permit to Control Nuisance Animals

• NLDFAL, Forestry Division

o Operating Permit to Carry out an Industrial Operation During Forest Fire Season on Crown Land o Permit to Cut Crown Timber

o Permit to Burn

• NLDEM, Mineral Lands Division o Quarry Development Permit

• Government Services

o CofAs for generators, sewage/septic systems, waste management systems o Blasters Safety Certificate

o Approval for Storage and Handling of Gasoline and Associated Products o Fuel Tank Registration

o Approval for Used Oil Storage Tank System (Oil-Water Separator) o Application to Develop Land for Septic

o Protected Roads, Permit for Development

o National Building Code - Fire, Life Safety, and Building Safety o Buildings Accessibility Registration and Permit

o Food Establishment Licence

20.3.5 Municipal Requirements

Depending on site location and infrastructure layout, municipal requirements may include:

• development permits

• building permits

• road access approvals

• local fire and life safety requirements

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The Stog'er Tight deposit is located within the municipal boundary of the Town of Baie Verte; the other sites fall outside of municipal boundaries.

20.3.6 Environmental Monitoring and Compliance

Monitoring and compliance obligations arise from federal and provincial requirements, including:

• Effluent and EEM monitoring under MDMER (where applicable; refer to section Metal and Diamond Effluent Regulations).

• Fish habitat compensation under the Fisheries Act (where applicable; refer to section Fisheries Act).

• CofA monitoring (water, air, noise, waste, inspection and reporting conditions; refer to section Environmental Protection Act).

• Water Resources Act permits (downstream water quality, hydrotechnical monitoring; refer to section Water Resources Act).

• Dam safety surveillance and instrumentation (aligned to CDA).

• Federal and provincial GHG reporting (refer to sections Federal Greenhouse Gas Program and Provincial Greenhouse Gas Program).

Provincial compliance obligations and monitoring requirements for the individual project sites are described in the relevant CofA(s) and associated provincial correspondence and reporting submissions.

Site-specific monitoring programs are typically implemented to support:

• Baseline characterization and ongoing trend tracking for surface water, groundwater, and sediment

• Compliance and operational decision support for water management infrastructure

• Identification and follow up of non-routine events (Project documentation, various years)

The sections below summarize monitoring programs by site area, based on baseline and monitoring information referenced in Section 20.2.

Hammerdown/Orion

Monitoring at Hammerdown/Orion has included baseline hydrology and surface water monitoring and baseline groundwater quality monitoring, as referenced in Section 20.2. Observations reported in baseline surface water and sediment programs include elevated aluminum concentrations at multiple monitoring locations (with additional exceedances for iron and mercury at two locations) and localized sediment guideline exceedances for select metals at a downstream location. Baseline groundwater monitoring reported calcium bicarbonate groundwater chemistry and dissolved metals exceedances in at least one sample.

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Ongoing monitoring for Hammerdown/Orion is expected to be aligned with applicable federal/provincial requirements where discharges occur and may include continuation of surface water and groundwater monitoring stations established during baseline programs. Installation of a real-time water quality/quantity monitoring network is a requirement in Hammerdown's conditions of release from the EA process and renewed CofA. Maritime Resources will work with WRMD to plan and install monitoring equipment as development at the site continues (Maritime Resources 2025a).

Stog'er Tight

Monitoring at Stog'er Tight has included aquatic baseline work documenting fish presence in Fox Pond and Camp Pond and detection of American eel downstream of Camp Pond during freshwater sampling conducted in 2021, as described in Section 20.2. Long term surface water monitoring has occurred since 2009, including a long term station at Camp Pond, with some parameters exceeding cited guideline values during individual sampling events.

Ongoing monitoring at Stog'er Tight is expected to include continuation of the long term surface water station(s). Installation of a real-time water quality/quantity monitoring network is a condition of EA release for the Pit 278 expansion.

Pine Cove

The Pine Cove processing plant and associated infrastructure is fully permitted and operational, with existing access, milling, and tailings infrastructure that support ongoing site management and potential future processing activities.

Environmental monitoring at the Pine Cove Mill is regulated by ECCC under MDMER, as discussed in section Fisheries Act, and by NLDECCC. MDMER requires comprehensive monitoring programs, including deleterious substance analysis, acute lethality testing, environmental effects monitoring, sub- lethal toxicity testing, and biological monitoring. Sampling is conducted at scheduled intervals across the site, analyzed by accredited laboratories, and reported through ECCC's Mine Effluent Reporting System (MERS).

Provincial requirements are implemented through the CofA (Approval # AA23-085699), which is updated as operational changes occur. This CofA is applicable to the overall "Point Rousse Project" which includes the Pine Cove, Stog'er Tight, and Argyle sites.

Monitoring relevant to Pine Cove includes:

• Compliance monitoring required under the CofA, including monthly reporting of site inspections, audits, incident reports, water quality data, effluent volumes, and toxicity testing results submitted via the Environmental Data Management System (EDMS).

• Effluent and receiving environment monitoring associated with mine water management infrastructure and discharge points, aligned with federal MDMER obligations where applicable.

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• Monitoring and inspections associated with tailings and polishing pond water management structures, as documented in tailings and dam safety reports.

Monitoring completed through the federal EEM program shows that Pine Cove's final effluent has been compliant with applicable federal and provincial requirements, and recent testing has not shown acute toxicity to standard test organisms. The Phase 5 program included a detailed review of long-term effluent chemistry and toxicity information and found that, when effects were detected in earlier years, they were most often linked to copper in the effluent, with ammonia and cyanide occasionally contributing at lower levels. These findings helped shape the current Phase 6 program, which has returned to field studies in the marine environment to confirm conditions in the receiving area. Overall, routine effluent quality and water-quality monitoring continue to meet regulatory limits. Results are submitted through the required federal (MERS) and provincial (EDMS) systems, and the Phase 6 EEM report is scheduled for submission in May 2026.

20.4 Social, Cultural and Community Setting

This section summarizes the social, cultural, and community context for the sites on the Baie Verte Peninsula. The regional context reflects established resource-based communities, a long history of mineral development, and ongoing local and recreational land uses.

20.4.1 Regional Communities and Land Use

The Hammerdown/Orion, Stog'er Tight, and Pine Cove areas are located on the Baie Verte Peninsula in north central Newfoundland. The regional economy is supported primarily by mining, fishing, and forestry.

The Baie Verte Peninsula has a long history of mining activity. The Terra Nova copper and sulfur mine operated in Baie Verte from 1860-1864 and 1901-1915 and was the site of Newfoundland's first railway track and locomotive. In 1955, asbestos was discovered, leading to the province's only productive asbestos mine, which opened in 1963. The peninsula also hosted the first ore smelter (Bett's Cove) and gold mine (Goldenville) in Newfoundland. Historic mining occurred near Tilt Cove, Ming's Bight, and King's Point. Current mining activity in the Baie Verte Peninsula includes FireFly's proposed Green Bay Ming Mine Project and the Nugget Pond processing facilities, which are in care and maintenance.

Hammerdown/Orion

The Hammerdown/Orion site is located on the Baie Verte Peninsula, approximately 5 km southwest of King's Point. The area supports a range of land and resource uses, including hunting, trapping, angling, firewood harvesting, and snowmobiling. A NL Snowmobile Federation trail crosses the Hammerdown/ Orion area. Other land uses identified near the site include a silvicultural management area immediately west of the site, a domestic woodcutting area intersecting the western property boundary, and active quarries located along Route 391. Remote cottages occur to the west and northwest, and a commercial outfitter operates to the west of the site.

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Stog'er Tight

The Stog'er Tight site is located in a rural area of the Baie Verte Peninsula, within the municipal boundary of the Town of Baie Verte. The nearest communities are Ming's Bight (approximately 3 km) and Baie Verte (approximately 8 km from Camp Pond). Regional employment is supported by mining and milling operations and other sectors including government services, healthcare, law enforcement, and senior and childcare services.

Land and resource use in the Stog'er Tight area includes boating, eco-tourism, camping, hiking, and off- road vehicle activities (all-terrain vehicles and snowmobiles). Few cabins are reported in proximity to the site, and hunting, trapping, and inland fishing are limited. Nearby protected or managed areas include the Ming's Bight Protected Public Water Supply Area (approximately 1 km from the site).

Pine Cove

The Pine Cove site is located within the Point Rousse/Ming's Bight Peninsula area of the Baie Verte Mining District, approximately 6 km northeast of the Town of Baie Verte (but immediately north of the municipal boundary), with access via provincial roads and local mine roads. The area has a well- established industrial legacy, particularly in Mineral Resource development, dating back to the mid-19th century. The site includes the Pine Cove mill, in pit tailings facility, haul roads, and related industrial infrastructure, with supporting access roads and a deep-water port used for shipping materials (including aggregate products derived from historic waste rock). In addition to gold processing, the area in the immediate vicinity includes an active aggregate operation run by Shoreline Aggregates Inc. (Shoreline). Shoreline crushes and screens waste rock from Pine Cove for sale into construction markets, with material shipped through the deep water port facilities on the Point Rousse Peninsula. FireFly intends to ship concentrate from the Green Bay Ming Mine Project through the Point Rousse Marine Terminal (FireFly 2025). Proposed expansion of the Point Rousse Marine Terminal is currently going through federal and provincial assessment.

20.4.2 Indigenous Groups

There are currently two Mi'kmaq First Nation groups in Newfoundland and Labrador: Miawpukek First Nation and Qalipu Mi'kmaq First Nation. Miawpukek First Nation has an on reserve population located in Conne River. Qalipu First Nation members reside within 67 communities across the island, with the nearest community where Qalipu members reside being Sop's Arm, located approximately 60 km southeast of the Hammerdown/Orion site. There are no Indigenous reserve lands located within or adjacent to the project sites.

A 2020 Land Use and Aboriginal Traditional Knowledge study conducted by the Qalipu First Nation that identified higher intensity land use areas used frequently for activities such as hunting, trapping, and gathering (Qalipu 2020). Higher intensity land use areas, however, were not identified near the project sites.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	459
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

A Land and Resource Use Survey was conducted in 2025 in support of Firefly's Green Bay Ming Mine Project (FireFly 2025). Of the 418 participants, 1% (n=4) identified as a member of Qalipu First Nation and 0.2% (n=1) identified as a member of Miawpukek First Nation.

20.4.3 Historical Resources

The Baie Verte Peninsula has an established industrial and cultural history associated with mineral development, including early copper and sulfur mining at Baie Verte and historic activity in communities, such as Tilt Cove, Ming's Bight, and King's Point. The region also includes notable early mining and processing milestones in Newfoundland, including early railway development associated with historic mining. A Historic Resources Overview Assessment examining the archaeological and cultural heritage potential across a broad regional Study Area on the Baie Verte Peninsula was conducted in 2024 in support of the EA for the Green Bay Ming Mine Project (FireFly 2025). The Historic Resources Overview Assessment identified 67 registered archaeological sites across the region, including Pre-Contact and Historic Period sites near Fleur de Lys, Cow Cove, and Green Bay. For the Hammerdown/Orion area, consultation with the Provincial Archaeology Office indicated a low likelihood of encountering archaeological or heritage resources from the pre-contact period, including Beothuk and Mi'kmaq, within the Hammerdown/Orion area (JDS 2022). No archaeological sites have been identified to date. A protocol is in place to notify the Provincial Archaeology Office if resources are encountered during Project activities (JDS 2022).

No known archaeological or heritage resources have been identified within the active Pine Cove mine and mill footprint or the Stog'er Tight area. Consistent with provincial requirements, should previously unidentified archaeological materials or heritage resources be encountered during project activities, work in the immediate area would be suspended and the appropriate authorities would be notified in accordance with the Historic Resources Act, 1985.

20.5 Community, Indigenous, and Regulatory Relations and Engagement

Maritime Resources maintains relationships with stakeholders, Indigenous groups, and regulators in NL in areas where it operates. Engagement activities include formal and informal interactions intended to support information sharing and incorporate feedback into project planning. Maritime Resources' engagement approach includes community meetings, open forums, and consultations with government departments and other stakeholders. Engagement supports transparency and ongoing dialogue, and incorporates feedback received from stakeholders and community members into project planning and development activities.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	460
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

20.5.1 Hammerdown/Orion

Ongoing engagement activities related to the Hammerdown Property have included outreach to municipal councils (i.e., the Town Councils of King’s Point and Springdale), education and training institutions, economic development and industry groups, recreational and outfitter organizations, environmental groups, cabin owners and associations, snowmobile organizations, and local health and law enforcement authorities. Engagement activities for this project have occurred since exploration activities re-started in 2016 and continued through the provincial EA process in 2020. Consultation has also occurred with provincial, and federal agencies regarding exploration and project development.

20.5.2 Stog'er Tight Deposit

The Town Council of Ming's Bight is provided with updates regarding planned and ongoing development and exploration activities in proximity to the community and the Ming's Bight Protected Public Water Supply Area. Project information is shared through established communication channels, including direct distribution of corporate updates to Council and public communications via the company website and social media platforms. Health and safety notices are also provided through online posts and postings in community businesses and public locations.

20.5.3 Pine Cove

Community, Indigenous, and regulatory engagement for Pine Cove and the broader Point Rousse operation has occurred through provincial approval processes and federal/provincial public notice and comment periods associated with related infrastructure and operations.

20.6 Metal Leaching/Acid Rock Drainage

Metal leaching (ML) and acid rock drainage (ARD) are potential considerations for mine waste and process residues where sulphide-minerals oxidize release both acidity and dissolved metals that can influence contact water quality.

ML/ARD characterization work has been completed for mine materials associated with Hammerdown, Stog'er Tight, and Pine Cove, including static and kinetic testing of representative ore, waste rock, and tailings materials.

Geochemical characterization studies have been completed for key mine components, including the Hammerdown waste rock pile, ore sorter rejects, low-grade ore stockpile, and the Hammerdown pit lake; an ML/ARD Management Plan has been developed for Hammerdown (Maritime Resources 2024a).

At Pine Cove, the in pit tailings facility is operated with a permanent water cover and is supported by ongoing federal/provincial monitoring programs.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	461
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

20.6.1 Tailings

Hammerdown

Geochemical characterization of Hammerdown process wastes indicates that ore sorter rejects and tailings are predominantly classified as NAG based on acid base accounting and net acid generation test results, supported by kinetic humidity cell testing that did not show acid development for those materials (SRK 2022).

The ratio of neutralization potential (NP) to acid potential (AP) was used to classify materials, with results indicating that most ore sorter reject samples and tailings are in the NAG category, while low-grade ore and two whole ore leach tailings samples show acid generating potential. Sorter rejects are planned for deposition in the Hammerdown pit. A supernatant liquid sample associated with flotation tailings was reported as circum neutral (pH 7.6) with low conductivity and low reported dissolved metals (SRK 2022). Tailings will be disposed of sub-aqueously in the Pine Cove in-pit tailings facility, limiting sulphide oxidation and metal release.

Stog'er Tight

No tailings are to be generated at the Stog'er Tight site. Mined material is transported to the permitted Pine Cove mill for processing. As a result, tailings-related ML/ARD considerations for Stog'er Tight are linked to tailings deposition and water management at Pine Cove.

Pine Cove

Pine Cove includes conventional surface tailings storage facilities (TSF-1 and TSF-2) constructed prior to the transition to in pit tailings deposition, where tailings have been deposited sub aqueously since 2018. A minimum water cover of 10 m is described as the operational assumption for tailings deposition in the in pit tailings facility to limit sulphide oxidation and manage ML/ARD potential.

Static testing of six Pine Cove tailings samples reported low total sulphur (0.16% to 0.40%) with abundant carbonate (range of 1.21% to 1.30% in six samples). Acid base accounting classified active Pine Cove tailings as non potentially acid generating with buffering capacity. Toxicity Characteristic Leaching Procedure results for the six tailings samples reported most metals below detection limits; calcium and magnesium were described as relatively high (consistent with buffering capacity), and manganese was identified as a constituent of potential concern in leachate results, with the note that manganese mobility is most associated with acidic conditions (Geochemico Consulting Inc. [GCI] 2017).

Historic tailings generated from Stog'er Tight ore (East and West pits) were classified as PAG and were stored sub-aqueously in the Pine Cove in-pit tailings facility; no PAG tailings are being or will be stored on surface (Ecometrix 2022; Maritime Resources 2025b).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	462
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

20.6.2 Waste Rock and Ore

Hammerdown (Waste Rock and Low-Grade Ore)

The Hammerdown waste rock characterization indicates most waste rock is classified as NAG (74%), with a smaller proportion classified as PAG (20%) or uncertain (4%). The waste rock that is potentially PAG or uncertain is restricted to the waste rock zone immediately adjacent to the gold mineralization (SRK 2022). Overall waste rock is unlikely to be acid generating and that if acid generation does occur locally then it should be mitigated by the overwhelming non-PAG waste rock mass.

Short-term leach testing (modified 1312 and ASTM methods) produced neutral to moderately alkaline leachate pH values, with low metal leaching under neutral conditions (SRK 2022).

Kinetic humidity cell testing of Hammerdown waste rock did not indicate acid development and reported low metal release, with mineralogical observations noting carbonate neutralization capacity relative to sulphide content in the waste rock. Low-grade ore samples showed a variable tendency toward acidic leachates in kinetic testing (SRK 2022). Ore stockpiles are not expected to remain on site long term, as these are intended for processing at Pine Cove and tailings deposition in the Pine Cove open pit during mine life with sorter rejects deposited in the Hammerdown open pit.

Stog'er Tight (Waste Rock and Ore)

The 2022 geochemical program for the Stog'er Tight extension (Gabbro Pit) included sulphur and carbon speciation for 45 samples, a subset of full acid base accounting testing, total metals screening for a subset of samples, and humidity cell testing for five composite samples representing principal lithologies (Ecometrix 2022).

Results indicate waste rock and ore are classified as NAG, with sufficient carbonate minerals to effectively buffer acidity from sulphide oxidation, and kinetic testing showing circum neutral to alkaline pH throughout the test period with low metal concentrations near analytical detection limits for key base metals (Ecometrix 2022).

A small number of constituents were screened as potential constituents of concern based on enrichment screening (ten times average crustal abundance), but only one altered Gabbro sample exceeded the threshold for molybdenum in the screened dataset. Arsenic mobilization was described as lithology and alteration linked in kinetic testing, with reported concentrations remaining low in the humidity cell results (Ecometrix 2022).

Ore stockpiles are not expected to remain on site long term, as these are intended for processing at Pine Cove and tailings deposition in the Pine Cove open pit during mine life with sorter rejects remaining at Stog'er Tight.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	463
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Pine Cove (Waste Rock and Historic Ore Materials)

For Pine Cove, acid base accounting results for waste rock indicate very high neutralization potential relative to acid potential, with neutralization potential to acid potential (NP/AP) ratios generally greater than 50 (range 11 to 676), supporting classification of waste rock as NAG (GCI 2017). Low-grade ore NP/AP ratios were reported as generally 10 to 50, and high-grade ore NP/AP ratios were reported as 1.3 to 11, with one sample at 50 (GCI 2017). No low-grade ore or high-grade ore remains at site.

20.7 Rehabilitation and Closure

This section outlines the rehabilitation and closure approach for the sites, including objectives, progressive activities during operations, closure measures for each site, post closure monitoring, closure cost estimates, and financial assurance. Content is based on the current development concept and the most recent RCP and technical memoranda available for Hammerdown/Orion, Stog'er Tight, and Pine Cove.

Under NL's Mining Act and Mining Regulations (NLR 42/00), an approved RCP and associated financial assurance are required and must be updated on the province's schedule. Rehabilitation encompasses progressive works during operations, final closure works following cessation of mining, and post closure monitoring until the site is accepted for relinquishment to the Crown.

Overall objectives for rehabilitation and closure include returning disturbed areas to a stable condition compatible with surrounding land uses; controlling pathways for contaminants; reducing public safety risks; and establishing vegetation communities consistent with local conditions. Restoring a site to an acceptable condition includes:

• Restoring land to as close to its natural state as practicable.

• Reducing long-term environmental impacts on flora and fauna.

• Creating a landscape that is visually compatible with surrounding terrain and land use.

• Controlling potential sources of contamination, pollution, fire risk, and public liability.

• Providing a safe environment for long-term public access.

Key stages of rehabilitation and closure are as follows:

• Progressive rehabilitation: works advanced during operations where practicable, reducing the scope and duration of final closure.

• Closure rehabilitation: decommissioning, regrading, covers and revegetation, watercourse/drainage reinstatement where practical, and safety controls.

• Post-closure and long-term monitoring: verification of physical and chemical stability and conformance with regulatory requirements, followed by staged release of financial assurance.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	464
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The planned measures for each stage for the project sites are summarized below.

20.7.1 Progressive Rehabilitation

Progressive rehabilitation is undertaken where practicable to shorten the closure phase and reduce liability. Typical measures include dismantling temporary infrastructure, laydowns, and road segments as mining progresses; stabilizing inactive surfaces such as faces of waste rock piles; recontouring outer slopes and placing organics and growth media to promote revegetation; and conducting revegetation trials to refine seed mixes and soil treatments.

Pine Cove's RCP includes progressive rehabilitation of conventional TSF surfaces while the pit storage facility operates under permanent water cover. At Hammerdown/Orion, ore sorter rejects will be placed back into the pit late in mine life. The Stog'er Tight RCP includes backfilling the East Pit and high-grade ore pod with Gabbro waste rock, then covering with organics and seeding.

20.7.2 Closure Measures

General closure and rehabilitation measures that will be implemented to restore site conditions, stabilize reclaimed areas, and support long term environmental recovery include the following activities:

• Dismantling and disposing of buildings and surface facilities after cleaning and removal of hazardous materials.

• Recovering equipment and materials with salvage value and disposing of non salvageable materials at approved facilities in accordance with provincial requirements.

• Grading and contouring waste rock areas to stable slopes, applying soil cover, and revegetating to reduce erosion.

• Re-establishing site drainage patterns to approximate pre development conditions where practicable.

• Grading or scarifying disturbed areas to encourage natural revegetation or placing and seeding soil where natural recovery is insufficient for erosion control.

• Constructing 2 m high safety berms, set back 10 m from pit crests, in areas with slopes greater than 30°.

• Removing culverts, power lines, and infilling drainage or diversion ditches that are no longer required.

Rehabilitation and closure measures applicable to the individual sites are summarized below.

Hammerdown/Orion

The RCP for Hammerdown (Maritime Resources 2024b) includes the following rehabilitation and closure measures:

Hammerdown Gold Project
Newfoundland & Labrador, Canada	465
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• The pit will be allowed to flood from runoff, precipitation, and groundwater. Safety berms (e.g., 2 m high, set back ~10 m from the pit crest, with signage) will be constructed. Stability will be monitored during flooding, and openings to historic underground workings, where present, will be backfilled. Preliminary analysis indicates overflow in 2052 (approximately 24 years after flooding begins). Late life placement of approximately 740 kt of ore sorter rejects into the pit is planned.

• Waste rock storage areas (WRSAs) have been constructed with benched lifts designed for long term stability. Re-grading will be completed where required, outer faces and benches will be capped with organics/overburden and seeded. Surface water monitoring will be conducted during and after these works.

• Available overburden and organics will be re-used as growth medium, then stockpile footprints will be contoured and revegetated.

• Surface buildings and infrastructure will be disconnected, drained, cleaned, dismantled, and removed. Chemicals and hazardous materials will be managed appropriately. Foundations will be demolished below grade and covered with soil for revegetation. Magazines and fuel installations will be removed by qualified contractors. Power distribution and substations will be taken down. Footprints will be returned to grade with soil placement and seeding.

• Access and haul roads will be contoured to natural grades and culverts removed. Organics will be put in place and seeded. Select access will be retained for monitoring during the post-closure period.

• Water piping and sediment pond liners will be removed, ponds will be breached, and pre- development drainage will be re-established where practicable. Groundwater wells will be decommissioned per WRMD guidance.

• A complete Environmental Site Assessment (ESA) will be conducted at fuel/explosives storage and other areas of concern Impacted areas, if present, will be remediated by excavation or in-situ methods, and backfilling and revegetation will be completed.

Stog'er Tight

The Stog'er Tight RCP, updated in July 2022 (Signal Gold 2022b), outlines closure measures for the Gabbro Pit and will be updated to add Pit 278. The updated plan will be subject to formal review and approval by NLDEM prior to development of Pit 278. The plan includes the following rehabilitation and closure measures:

• The Gabbro Pit is expected to fill in approximately 3.1 years (622 m³/d net inflow; sensitivity with partial diversion of approximately 2.8 years). The final water level is projected near elevation 107 m, with estimated capacity of approximately 708,200 m³. The West Pit and Fox Pond remain hydraulically connected; the temporary berm at Fox Pond's western outflow will be removed at closure to allow drainage toward the Gabbro Pit. If the east pit/high-grade ore pod are not fully backfilled, they will be left to flood with safety berms and monitoring.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	466
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• The WRSA is designed for long-term stable slopes, reducing regrading needs at closure. Benched areas will be capped (~0.3 m organics/soil) and vegetated.

• Overburden/organics will be segregated and stored for progressive and final covers.

• Office trailers, septic system, fuel storage, settlement ponds, sump, temporary berm and diversion at Fox Pond outlet, pumps and pipelines, and short powerline spur will be removed from the site. Wastes will be managed through approved hauling and disposal.

• Roads around the Gabbro Pit and along the Pine Cove road segments used during operations will be decommissioned, scarified and seeded. Ditches will be infilled, cross culverts will be removed, and cross-sections will be reshaped to match adjacent topography.

• The temporary berm and diversion pipeline at Fox Pond will be removed; a berm and swale will maintain a controlled hydraulic pathway from Fox Pond through the Gabbro Pit toward Camp Pond under post-closure conditions.

• A Phase I ESA will be completed (records review, site visit, interviews, reporting). A Phase II ESA will be completed if required (targeted sampling).

Pine Cove

The RCP for Pine Cove updated in July 2025 (Maritime Resources 2025b) includes the following rehabilitation and closure measures:

• The in-pit tailings facility operates with a permanent water cover (operational target ~≥10 m). This minimum 10 m deep water cover will be maintained over the tailings to protect against suspension and oxidation of the tailings. This water cover depth may be revised if it is determined that a thinner water cover can mitigate potential ML/ARD conditions to allow for additional tailings storage within the pit. After deposition ceases, the pit will flood naturally, forming a pit lake anticipated to reach ~45 m elevation within ~5 years. An engineered outlet channel will be constructed to direct overflow along the historical Pine Cove Brook alignment. No fish passage is planned in the overflow channel. Slope stability has been evaluated historically; updated geotechnical review will confirm post-closure stability with tailings buttress effects.

• Following demonstration of suitable post-closure water quality from the pit, the P2PP will be decommissioned and reclaimed. This will include removal of pipework and pumps, relocation of solids to the open pit (if metal leaching potential warrants), and recontouring and grading of the dam and basin area to match the surrounding topography.

• Approximately 0.3 m cover will be placed on completed benches. Consolidated soil/overburden stockpiles will be used to support covers and site-wide revegetation. Stockpile locations will be scarified and seeded once depleted.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	467
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Conventional tailings storage (TSF-1/TSF-2) will be decommissioned with grading, soil cover, and revegetation using native plant species to restore ecological function and integrate the structures with surrounding terrain.

• Annual dam safety inspections will occur in accordance with CDA practice, with corrective actions carried out as required.

• Permanent water cover will be maintained for in-pit tailings. Final overflow will be managed via a new channel to Pine Cove Brook. Tailings pipelines will be decommissioned after hydraulic equilibrium and discharge quality objectives are met.

• Industrial assets will be salvaged where feasible. Mass concrete will be demolished, and contaminated soils, if present, will be identified through assessment. Foundations will be demolished to prescribed depths, and soil cover will be placed and revegetated.

• Primary access for monitoring along TSFs and pit perimeter will be retained during post-closure, then regraded. Internal roads will be decommissioned, including removal of culverts, recontouring, seeding, and installation of a boundary berm/swale to direct long-term drainage. If traffic-related soils show metal or hydrocarbon impacts, they will be excavated for appropriate disposal or relocated to the pit facility.

• Tailings pipelines and the diversion channel tied to P2PP will be removed when the new overflow channel is commissioned. Safe access on embankments will be maintained for inspections until declassification or regulator acceptance of landform status.

• A Phase I ESA will be completed during active closure; a Phase II ESA will be completed where warranted by findings.

Rehabilitation work has begun at TSF-1, with approximately 50,000 m² of tailings beach contoured and sloped; approximately 4,000 m³ of organics spread over approximately 20,000 m²; crest of dam partially excavated to elevation 98 m asl; and a coffer dam installed to prevent downstream migration of solids (Maritime Resources 2025c).

20.7.3 Post-Closure and Long-Term Monitoring

Hammerdown/Orion

• Pit lake filling will be monitored from cessation through projected overflow (estimated to be 24 years), then at least two years of downstream flow/quality monitoring will be conducted.

• Rehabilitated areas, berms, signage, WRSA surfaces, and slopes will be inspected; surface/groundwater monitoring will be continued with frequency aligned to performance.

• Annual maintenance informed by monitoring will be conducted (e.g., spot re seeding, local grading, erosion protection).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	468
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Annual reporting will be submitted to NLDEM Mining and Mineral Development Branch.

Stog'er Tight

• Revegetation success, WRSA benches/slopes, drainage features, and pit/water levels will be physically monitored; annual third-party geotechnical inspections (pits and WRSA) will be conducted for defined periods.

• Chemical monitoring at Fox Pond, within Gabbro Pit, Camp Pond, and downstream of the final discharge area will be conducted; upstream sampling will be added if exceedances are detected.

• Groundwater monitoring via existing and, if needed, additional wells will be conducted; wells will be decommissioned after the closure monitoring period with regulator agreement.

• Annual reporting will be submitted to NLDEM Mining and Mineral Development Branch.

Pine Cove

• Surface water sampling at the former P2PP spillway (overflow location) will be conducted, with upstream diagnostic sampling if required and treatment contingencies as needed.

• Seasonal groundwater sampling (spring/summer/fall) with well decommissioning will be conducted upon regulator agreement.

• Vegetation success monitoring will be conducted for at least five years.

• Annual inspections of dams, pit walls, and dumps; drone surveys; liner and embankment checks will be conducted; Dam Safety Reviews will be conducted to CDA practice; maintenance will be completed based on findings.

• Annual reporting will be submitted to NLDEM Mining and Mineral Development Branch.

20.7.4 Closure Cost Estimates

• Hammerdown: Estimated at CAN$6,280,699 (Q1 2026 dollars). Costs were developed by applying

Consumer Price Index (CPI) inflation cost acceleration from the RCP publication date (January 18, 2024) to present; no salvage credit applied, consistent with provincial guidance (Maritime Resources 2024b).

• Stog'er Tight (Gabbro Pit scope): Estimated at CAN$1,777,621 (Q1 2026 dollars). Costs were developed by applying CPI inflation cost acceleration from the RCP publication date to present with a minimum five year post closure program (Signal Gold 2022b). Additional closure scope for Pit 278 is anticipated to add approximately CAN$127,500 (Q1 2026 dollars; CPI inflation cost acceleration applied to estimate in Signal Gold 2022a) to assurance based on analogous measures (berms, signage, piping removal, monitoring).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	469
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Pine Cove: Estimated at CAN$5,423,983 (Q1 2026 dollars). Costs were developed by applying CPI inflation cost acceleration from the RCP publication date (July 3, 2025) to present (Maritime Resources 2025b) (includes post closure monitoring and updates to the operational monitoring program at closure).

These cost estimates reflect the current level of definition and will be updated in subsequent study phases and as site-specific RCPs are amended (e.g., to incorporate Pit 278 or Pine Cove scope changes). Please refer to Section 21 (Costing section) of this report for further discussion of closure costing estimates.

20.7.5 Financial Assurance

Under the Mining Act, financial assurance equal to the closure cost estimate (with no salvage credit) is provided in a form acceptable to the Minister. Assurance may be staged to align with development and is eligible for partial release upon approval of progressive works and at completion of post closure monitoring once closure objectives are met. Site specific RCPs detail the form, schedule, and release steps for assurance. Closure FA in the form of closure bonding has been provided to the NL government for Hammerdown, Stog'er Tight, and Pine Cove based on the most recent RCP financial assurance amendments.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	470
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

21. Capital and Operating Costs

21.1 Introduction

The capital cost estimate (CAPEX) and operating cost estimate (OPEX) were compiled by WSP; and are based on the Project and ongoing scope of work presented in this Report's Items. Unless indicated otherwise, all CAPEX and OPEX costs are expressed in Canadian Dollars (CAN$ or $) and are based on Q1 2026 pricing.

The sole CAPEX item identified as part of the Project scope and described in this Report is the Sorting and Crushing Plant that had its CAPEX and OPEX developed by Canenco.

WSP developed the Sustaining Capital (SUSEX) for the water management and electrical portions of the ongoing scope.

Evomine developed the SUSEX and OPEX for the mining. CAPEX for the mining at the Hammerdown property is a sunk cost and Orion and Stog'er Tight are SUSEX.

Lincoln Metallurgical developed the OPEX for the process plant described in this Report and provided the G&A costs. There are no CAPEX requirements for the Pine Cove mill related to this PEA.

Knight Piésold provided the OPEX for the water management.

Canenco provided CAPEX indirects and owner's costs for the Sorting and Crushing Plant while WSP applied indirects for the SUSEX and contingencies for the SUSEX.

Stantec provided the closure costs, WSP applied a bond cost then to those closure costs.

All contributors to the CAPEX and OPEX are identified in Table 21.1.

Table 21.1: List of cost estimation by contributor firm

Description	Contributors
Mining	Evomine
Contractor Crushing	WSP
Sorting and Crushing Plant	Canenco
Haulage	Lincoln Metallurgical
Mineral Processing	Lincoln Metallurgical
General and Administrative (G&A)	Lincoln Metallurgical
Water Management	WSP
TSF Water Recirculation	Knight Piésold
Power and Electrical	WSP

Hammerdown Gold Project
Newfoundland & Labrador, Canada	471
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The CAPEX was developed to deliver an overall accuracy range of -30% to +50%. Ranges could exceed those shown, if there are unusual risks.

For this PEA, the CAPEX reflects an EPCM-type execution model. Although some individual elements of the CAPEX may not achieve the target level of accuracy, the overall CAPEX should fall within the parameters of the intended accuracy.

21.2 Capital Cost Estimate

21.2.1 Capital Cost Summary

The CAPEX consists of direct and indirect capital costs as well as contingency.

Provisions for sustaining capital are also included mainly for mining, water management, and electrics related to the mining. Amounts for the mine closure and rehabilitation of the site have been estimated as well.

Table 21.2 presents a summary of the Initial CAPEX, and Sustaining CAPEX distributed over the LOM indicated separately. Owner's costs, contingencies and risk amounts are included in this CAPEX.

The project capital cost totals $24.3 million and the sustaining capital cost totals $97.6 million. Closure and reclamation related costs are estimated at $18.0 million. The capital cost applies to the Hammerdown deposit, Wisteria, Orion, and Stog'er Tight. The capital expenditure by area forecast for the entire mine life is provided in Table 21.2.

Table 21.2: Capital cost estimate by area

Area	Description	Capital (CAN$ M)	Sustaining (CAN$ M)	Totals by Area (CAN$ M)
1000	Open Pit Mining	-	89.3	89.3
2000	Sorter and Crushing Plant	14.9	-	14.9
3000	Processing	-	-	0
4000	Water Management	-	4.1	4.1
4140	Tailing Management Facilities	-	-	0
5000	Power, electrical & instrumentation	-	1.3	1.3
6000	Off-site Infrastructure	-	-	0
7000 & 8000	Indirects	4.6	1.4	6.0
9000	Contingency	4.9	1.7	6.6
10000	Reclamation and Closure	-	18.0	18.0
	Total Major Area CAPEX*	24.3	115.7	140.0

*Numbers may not sum precisely due to rounding.

The exchange rate used for items quoted in US$ is shown in Table 21.3.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	472
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 21.3: Currency exchange

FOREX	CAN$
CAN$	1.00
US$	1.39

21.2.2 Sustaining Capital

The Pine Cove Mill commenced production of doré using Hammerdown mined material in November 2025 so most of the year 2026 capital expenditures are SUSEX and these capital expenditures continue throughout the mine life as SUSEX. The Sustaining costs are included in the overall Project CAPEX as shown in Table 21.2.

These sustaining capital costs cover several areas, including mining, water management, and electrics as itemised in Table 21.2.

21.2.3 Closure and Rehabilitation

At the end of the mine life, it is required that all disturbed areas are rehabilitated, and equipment and buildings are disposed of. Closure costs are kept separate in the Cashflow analysis shown in Section 22 of this Report as Other Costs in that they provide no asset values and are treated different from equipment acquisitions in the tax assessment. They have been included in Table 21.2 as sustaining capital.

21.2.4 Major Assumptions - CAPEX

With the Sorter and Crushing Plant composing all the CAPEX the following key assumptions identified by Canenco form the basis for the CAPEX Cost determination.

The estimate is an amalgamation of engineering, material take offs (MTOs), in-house benchmarks and factors for the crushing and sorting plant. The level of accuracy and detail in the estimate varies based on the engineering progress of the given scope and discipline; however, achieves the targeted accuracy.

The target accuracy of the estimate is -30% to +50% which represents a Conceptual Study Estimate (AACE Class 5 estimate equivalent). The overall engineering definition is estimated at 5%.

All costs have been expressed in Q1-2026 CAN$ Dollars, with no allowances for price escalation or currency fluctuations beyond that period. The estimate excludes all taxes, import duties and similar charges.

The currencies used in the CAPEX are consistent with the vendor quotations received and the expected project contracting and procurement strategy. The project costs consist primarily of CAN$ dollars for labour and a combination of US$ and CAN$ for materials, equipment, and sub-contracts. Costs are presented in CAN$ dollars based on use of applicable exchange rates.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	473
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The scope of work for the sorter and crushing plant capital project is shown in Table 21.4.

Table 21.4: Sorter and crushing plant scope of work

Description	Responsibility	Scope
Crushing and Sorting	Canenco	Detailed Civil Works Concrete Internal Steel Buildings Mechanical Equipment Mechanical Platework Piping Bulks Electrical Equipment & Bulks Instrumentation Bulks
Onsite Infrastructure	Canenco (Crushing and Sorting only)	Electrical Rooms Electrical Supply & Distribution Lighting & Bulks IT & Communications
Indirects	Canenco (Crushing and Sorting only)	Field Indirects Freight Vendor Reps Spares Start-up & Commissioning First Fills Heavy Equipment (by owner)
EPCM	Canenco (Crushing and Sorting only)	Engineering & Procurement Construction Management
Owner's Costs	Owner	Owner's costs G&A (labour, offices, staffing, freight, misc.)
Contingency	Canenco (Crushing and Sorting only)	Contingency on labour, materials, equipment, and sub-contractor costs

21.2.5 Sorter and Crushing Plant Capital

The CAPEX for the Hammerdown sorter and crushing plant developed by Canenco for New Found Gold is shown in Table 21.5.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	474
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 21.5: Sorting plant CAPEX

Description	Capital (CAN$ K)
Direct Cost (including Crushing and Sorting)	14,869
Civil Works	2,082
Concrete	989
Architectural / Building Services	977
Structural Steel	191
Mechanical Equipment	8,183
Minor Equipment	91
Mechanical Bulks and Platework	422
Piping	287
Electrical	1,548
Instrumentation	99
Indirect Cost	2,619
Indirect	743
Spares / Vendor Reps	558
Commissioning	160
Freight	1,158
EPCM	1,980
Contingency	4,867
Total*	24,335

*Numbers may not sum precisely due to rounding.

21.2.6 Quantity Basis

The crushing and sorting capital estimate was developed largely from engineering quantities obtained from material take-offs. In-house benchmarks have been used where the engineering information is not sufficiently developed to prepare accurate quantities. The level of accuracy in the estimate varies based on the engineering progress of the given scope and discipline.

For consistency within the estimate, the quantities for bulk materials are supplied in accordance with the following guidelines.

• All quantities have been provided complete and are sufficient for the design requirement as per the engineer's assessment. These quantities are "neat", with estimators normally responsible for making appropriate allowances for design growth.

• All quantities have been marked on the Material Take-Off (MTO) as to how they were derived (2D model, allowance, detailed estimate, or sketch).

Quantities and scope for the crushing and sorting are shown in Table 21.6.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	475
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 21.6: Quantity basis - crushing and sorting

Installation (Labour & Materials)
Civil Works	Quantities were developed from updated CAD sections, layouts and scaled based on current equipment design.
Concrete	Quantities were developed from updated CAD sections, layouts, design calculations and scaled based on current equipment design. Allowances were made for lean-concrete where required.
Structural Steelwork	Quantities were developed from updated CAD sections, layouts, design calculations and scaled based on current equipment design. With factored considerations for minor steel and connections.
Mechanical Bins and Chutes	Quantities for platework, abrasion resistant ducting, and other mechanical platework were developed based on general arrangement ("GA") drawings and expertise with similar operations.
Process Piping and Valves	Piping quantities were factored at a range of 6-7% of mechanical equipment costs, depending on area.
Electrical Equipment	Electrical equipment specifications and quantities were based on single line diagrams and GAs.
Electrical Bulks	Electrical material quantity take-offs for wire, cable tray, and lighting were based on GA drawings. The remainder of electrical bulks were factored at a range of 8.5-10% of mechanical equipment costs.
Instrumentation	Instrumentation quantities were factored at a range of 2-2.5% of mechanical equipment costs, depending on area.

21.2.7 Direct Costs

Labour Costs

A set of 'All-In' labour rates have been developed for each commodity based on a specific crew mix and proposed work cycle and applied against direct field man-hours to generate direct field labour costs. Rates are based on in-house data from recent discussions with local contractors from Q1-2026.

The rates include the payroll portion which is made up of the base rate plus labour burdens and the contractor's indirect costs. Base rates reflect working week hours and the resulting overtime payable. Labour burdens include vacation pay, health & welfare allowances, pension plans, industry funds or dues, and government assessments (e.g. Social Security, Unemployment Tax and Worker's Compensation Insurance).

Contractor's indirect costs are costs which are related to the direct construction costs, but which cannot easily be allocated to any particular part of them, or are not part of the permanent works. For the purposes of this capital cost estimate, these costs are effectively indirect costs, and include the following:

• Small tools and Consumables

• Miscellaneous Support Services

• Site Office Operations

• Manual Indirect Labour

Hammerdown Gold Project
Newfoundland & Labrador, Canada	476
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Safety Equipment and PPE

• Contractor's Profit and Home Office Overheads

• Non-productive time

• Orientations

Labour Productivity Factor

A productivity factor (PF) has been applied to the standard base hours where the basis for the estimated work hours differs from the actual work environment. Factors for each commodity have been applied to the standard man-hours to reflect the work environment; this equates to an average PF of 1.24.

The factors apply to productive labour only and do not affect non-productive labour (travel to the workface, tool box meetings, safety inductions, etc.) as they are included in the All-In labour rate. Development of the productivity factors are based on Canenco's in-house construction experience and the scorecard method which considers the following categories:

• Project size and site congestion

• Labour availability and craft skills

• Site logistics

• Weather and environment

• Schedule

• Work hours and work complexity

Material and Equipment Pricing

Earthworks

The supply and installation rates for detailed earthworks are based on Q1-2026 in-house data (escalated rates from local contractors in Nova Scotia).

Concrete

The supply and installation rates for concrete are based on Q1-2026 in-house data (escalated rates from local contractors in Nova Scotia). The unit rates include formwork, rebar, aggregate, and cement.

Structural Steel

The supply and installation rates for structural steel are based on Q1-2026 in-house data (escalated rates from local contractors in Nova Scotia).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	477
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Mechanical

Major mechanical equipment prices are based on a combination of vendor quotations and database pricing from similar projects. Due to the level of engineering, allowances and historical costing data were carried for miscellaneous mechanical equipment not identified on the mechanical equipment list. These allowances are evaluated based on Canenco's in house benchmarking.

Mechanical Bulks

Major mechanical bulks are based on Q1-2026 in-house data (escalated rates from local contractors in Nova Scotia) and database pricing from similar projects for supply, fabrication, and installation at $18,769/t for carbon steel platework (Bins, hoppers, tanks, etc.). The equipment installation hours are based on Canenco's in-house standards.

Piping

Piping for the crushing and sorting facilities have been factored from the mechanical equipment costs as per Canenco's in-house benchmarking.

Electrical Equipment & Bulks

Electrical supply and installation costs for the crushing and sorting facilities have been identified and priced as per the electrical equipment list and electrical bulks MTO. The equipment installation hours are based on industry standards.

Instrumentation

Instrumentation for the crushing and sorting facilities have been factored from the mechanical equipment costs as per Canenco's in-house benchmarking.

Process Control System and Control Rooms with associated equipment are part of the sorter plant package.

Architectural

The supply and installation rates for fabric buildings are based on 2026 vendor quotes.

21.2.8 Indirect Costs - Sorter and Crushing Plant

Heavy Equipment

Heavy equipment costs were not part of Canenco's scope of work, costs to be developed by WSP.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	478
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Field Indirects

Field indirect costs for the crushing and sorting facilities have been calculated to be $0.7M, which equates to 5.0% of the direct costs and is intended to cover the following:

• Equipment Purchases

• Construction Fuel

• Temporary Construction Facilities

• Contractor Travel Time

• Orientations & Training

• First Aid and Medical

• Mobilization/Demobilization

• Construction Services

• Contractor Supervision

Freight

Logistic and shipping costs for the crushing and sorting facilities have been calculated to be $1.2M, which is based on vendor quotations and an allowance of 12.0% for all remaining equipment and material costs.

Vendor Representatives

Vendor representatives for the crushing and sorting facilities have been calculated to be $0.2M, which is based on vendor quotations and an allowance of 2.0% for all remaining equipment.

Initial Spares

The initial capital spares for the crushing and sorting facilities have been calculated to be $0.4M, which is based on vendor quotations and an allowance of 5.0% for all remaining equipment costs.

Start-Up & Commissioning

The start-up & commissioning for the crushing and sorting facilities have been calculated to be $0.2M, which is based on vendor quotations and an allowance of 2.0% for all remaining equipment costs.

Engineering, Procurement & Construction Management

The total allocated budget for EPCM for the crushing and sorting facilities has been calculated to be $2.0M, which equates to 13.3% of the total direct costs or 8.1% of the total installed costs. This allowance includes the following:

• Engineering and procurement

Hammerdown Gold Project
Newfoundland & Labrador, Canada	479
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Construction management

• Pre-Commissioning

Owner Costs

Not part of Canenco's scope of work, costs to be developed by WSP & Owner.

Contingency

Contingency is a provision of funds to cover unknown items that are expected to occur within the defined scope of the Project, but which cannot be properly defined given the level of engineering effort undertaken and estimate and engineering accuracy. It is assumed that the contingency will be spent. The contingency does not cover costs arising from scope or design changes, schedule changes, changes in government policies, force majeure or other project risks identified in the exclusions under section Exclusions and Qualifications.

The total recommended contingency for the crushing and sorting facilities is $4.9M which equates to 25.0% of the total direct and indirect costs related to the scope of work.

21.2.9 Exclusions and Qualifications - Sorter and Crushing Plant

The following costs have been excluded from the capital cost estimate within Canenco's project scope:

• Lost time due to force majeure.

• Escalation in costs after the Q1-2026 base date.

• Currency fluctuations, working and sustaining capital.

• Any and all scope changes.

• Any and all project financing costs, including interest during construction and all costs associated with borrowed funds.

• All taxes, import duties, royalties and any other government assessments.

• Any licensing or permitting costs.

• Insurance and bonding costs.

• Fees or royalties relating to using certain technologies or processes.

• Permitting and environmental costs.

• Site acquisition costs.

• Sunk costs incurred on the Project before beginning the EPCM phase, including site acquisition costs and the cost of this and other study work.

• Working capital (included in the financial model).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	480
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Additional costs for accelerated or decelerated deliveries of equipment, materials or services resultant from a change in project schedule.

• Warehouse inventories (i.e. operating spare parts), other than those supplied in initial fills, capital spares, or commissioning spares.

• Closure bonding.

21.3 Sustaining Capital

21.3.1 Sustaining Capital Costs Summary

Evomine has prepared the mining capital cost estimates for New Found Gold. WSP has prepared the Water Management and Electrics capital cost estimates and assigned the indirects and contingency costs to arrive at an overall SUSEX.

21.3.2 Mine Sustaining Capital Costs

With the Hammerdown mine currently being in operation, most capital costs are already sunk, and limited direct sustaining capital costs are anticipated due to the mine operating under an executed mining contract. Sustaining capital provisions have been considered for the establishment of new haul roads as well as laydown areas for the Stog'er Tight mine amounting to $1.6M over the LOM. The main source of mine sustaining capital costs is attributed to the capitalization of operating costs in years where the strip ratio is greater than the average LOM strip ratio representing $87.7M and 9.9Mt.

21.3.3 Processing Sustaining Capital

With a 12-year LOM, there is no SUSEX for the Pine Cove Mill as part of the Hammerdown PEA and there is no SUSEX for the Sorter and Crushing Plant that is described as part of the CAPEX items of this Report.

21.3.4 Water Management Sustaining Capital

The direct costs for the Water Management SUSEX requirement are CAN$4,092 thousands as shown in Table 21.7, and in Table 21.8.

Table 21.7: Water management SUSEX direct cost summary

Description	Total CAN$ K
Hammerdown	1,244
Orion	698
Stog'er Tight	1,736
Pine Cove	413
Total	4,092

Hammerdown Gold Project
Newfoundland & Labrador, Canada	481
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 21.8: Water management SUSEX direct cost details

Description	Hammerdown CAN$ K	Orion CAN$ K	Stog'er Tight CAN$ K	Pine Cove CAN$ K	Total CAN$ K
Ponds	432	206	285	-	923
Collect Ditches	427	115	735	-	1,277
Culverts	185	-	69	-	254
Water Supply Pipe	-	-	498	348	846
Berms	--	-	62	-	62
Pumps	200	377	87	65	729
Total*	1,244	698	1,736	413	4,092

The sustaining capital for water-management infrastructure represents the ongoing investment needed to maintain the ponds, ditches, culverts, pumps, and conveyance systems used at each site. As outlined in Section 18, these facilities manage contact and non-contact water, control storm runoff, and assist in keeping discharge within regulatory criteria through sediment removal and flow control. Each site has different hydrologic and operational requirement, which is reflected in the cost distribution across Hammerdown, Orion, Stog'er Tight, and Pine Cove.

21.3.5 Power, Electrical, and Instrumentation Sustaining Capital

The direct costs for the electrical SUSEX requirement are CAN$1,250 thousands. The cost covers $150K for a 25 kV pole with disconnect switch and additional transmission line, $350K for a 1.75/2.25MVA, 25/0.6 kV distribution transformer, and $750K for a corresponding 600V MCC with E-house.

21.3.6 Indirects - Sustaining Capital

Indirects totalling CAN$1,335 thousands or 25% of the direct costs were applied by WSP to the Water Management and Electrical SUSEX amounts. Indirects totalling CAN$28 thousands or 15% of the direct costs were applied by WSP to the Open Pit SUSEX amount for the year 2027 Other Mine Capital Costs.

21.3.7 Contingencies - Sustaining Capital

Contingency provides funds to cover unknown items that can be expected to occur within the defined scope of the Project, but which cannot be properly defined given the level of engineering effort that defines the estimate accuracy. It is assumed that the contingency is available to be spent within the project team's budget. The contingency does not cover costs arising from scope or design changes, schedule changes, changes in government policies, force majeure or other project risks identified in the exclusions under section Exclusions and Qualifications.

The total recommended contingency for the SUSEX is CAN$1723 thousands which equates to 25.0% of the total direct and indirect costs related to the scope of work.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	482
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

21.3.8 Exclusions and Qualifications - Sustaining Capital

The following costs have been excluded from the sustaining capital cost estimate:

• Lost time due to force majeure.

• Escalation in costs after the Q1-2026 base date

• Currency fluctuations, working capital.

• Any and all scope changes.

• Any and all project financing costs, including interest during construction and all costs associated with borrowed funds.

• All taxes, import duties, royalties and any other government assessments.

• Any licensing or permitting costs.

• Insurance and bonding costs.

• Fees or royalties relating to using certain technologies or processes.

• Permitting and environmental costs.

• Site acquisition costs.

• Sunk costs incurred on the Project before beginning the EPCM phase, including site acquisition costs and the cost of this and other study work.

• Additional costs for accelerated or decelerated deliveries of equipment, materials or services resultant from a change in project schedule.

• Warehouse inventories (i.e. operating spare parts), other than those supplied as initial fills, capital spares, or commissioning spares.

• Adjustments to Closure costs and bonding related to sustaining capital expenditures.

21.4 Operating Costs

The estimated life-of-mine operating cost per tonne of material processed is summarized in Table 21.9.

Table 21.9: Operating cost

Description	$/t milled	US$/oz
Open Pit Mining	142.30	1,287
Processing	46.29	419
On-Site Crushing	1.09	10
Sorter and Crushing Plant	8.27	75

Hammerdown Gold Project
Newfoundland & Labrador, Canada	483
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Description	$/t milled	US$/oz
General & Administrative	9.58	87
Haulage	21.84	198
TFS and Water Management	0.41	4
Total	229.78	2,078

The Table 21.9 values are averaged over the LOM plan. Figure 21.1 shows the yearly affect of gold ounces sold on the AISC in US$/oz. In those years where gold production is less due to the PEA mining plans the AISC is seen to increase.

Figure 21.1: AISC and production by year

21.4.1 Mine Operating Costs

Mine operating costs have been estimating based on the 2026 Hammerdown operating budget, which is supported by firm contractor quotes for most material items. Items for which no cost was supported were benchmarked on comparable projects. Mine operating costs total $449.5M over the LOM after capitalization with a breakdown by activity presented in Table 21.10.

Drilling costs include items related to production, wall control and probe drilling. Blasting costs include items related to explosives loading and blasting. Loading and hauling costs include items related to material movement in the current mining contract. Overhead costs include items related to mine site services, technical services and mine administration, with most of the costs associated with grade control drilling and assays.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	484
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 21.10: Mining operating costs

Activity	LOM total ($M)	$/t processed	$/t mined
Drilling costs	71.5	22.65	1.62
Blasting costs	61.4	19.43	1.39
Loading & Hauling costs	193.9	61.36	4.39
Overhead costs	122.8	38.86	2.78
Total operating costs	449.5	142.30	10.17

The average mine operating cost is US$1,287/oz Au sold or $142.30 per tonne processed providing a total cost over the LOM of CAN$449.5 million.

21.4.2 Mill Operation

The average mill operating cost is US$419/oz Au sold or $46.29 per tonne processed providing a total cost over the LOM of CAN$146 million.

The processing operating costs are estimated from operational historical information and budget costs. The processing costs include workforce, electrical power, wear parts, maintenance parts, grinding media, reagents, laboratory, and mill general.

21.4.3 Onsite Crushing

The contractor crushing rate at the Hammerdown site for 2026 is $13.45 per tonne processed providing a total cost for that year of CAN$3.4 million.

21.4.4 Sorter and Crushing Plant Operation

The same sorter and crushing plant will be used for both the Hammerdown and Orion sites. It has an operating cost of $7.29 per tonne sorted, which then provides an average cost of US$75/oz Au sold or $8.27 per tonne processed and a total cost over the LOM of CAN$26 million.

Operating costs were compiled for the crushing and sorting plant to loadout of the crushed product for trucking to the process facility. This crushing and sorting plant facility is designed to process 1,200 t/d at availabilities of 73%. Labour rates and benefit packages were based on industry information compiled by the client. Power costs were calculated from the total installed power assuming $0.116/kWh. Vendor recommended spare parts and pricing for one year of operation were used to estimate crusher wear costs. Equipment maintenance was calculated by applying a factor of 4% to major process equipment cost. Fuel pricing for mobile equipment was based on an internal source at a diesel cost of $1.71/litre.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	485
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

A breakdown of the sorter and crushing plant operating costs is summarized in Table 21.11.

Table 21.11: Breakdown of process operating costs

Crushing and Sorting Operating Costs	CAN$/a	$/t sorter feed
Labour	556,387	1.27
Power & Fuel	1,132,300	2.59
Maintenance &Consumables	1,339,326	3.06
Support Equipment	164,913	0.38
Total Crushing and Sorting OPEX	3,192,926	7.29

Source: Canenco 2026.

21.4.5 General and Administration Costs

General and Administration (G&A) is a yearly CAN$2.3 million cost that then averages US$87/oz Au sold or $9.58 per tonne processed providing a total cost over the LOM of CAN$30 million.

The annual G&A cost is estimated from historical information and budget costs.

21.4.6 Haulage Mine to Mill

Haulage to the Pine Cove Mill averages US$198/oz Au sold or $21.84 per tonne processed providing a total cost over the LOM of CAN$69 million.

Haulage from the Hammerdown and Orion sites to the Pine Cove Mill is estimated from a current contractual price of $25.60 per tonne processed. Haulage from the Stog'er Tight site to the Pine Cove Mill is a lesser distance with the estimated cost factored at $2.50 per tonne processed.

21.4.7 TSF and Water Management

TSF and water management cost is a $100K per year allowance that then averages US$4/oz Au sold or $0.41 per tonne processed providing a total cost over the LOM of CAN$1 million.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	486
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

22. Economic Analysis

22.1 Resultant Summary

The Hammerdown Gold Project PEA financial results are an After-Tax NPV @ 5% of CAN$ 199.2 million with an indeterminable IRR and indeterminable Payback in Years due to the initial years of the Project all being cashflow positive.

22.2 General

The economic analysis of the Hammerdown Gold Project is preliminary in nature and per allowances for PEA level of study, includes Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. As a result, there is no certainty that this 2026 PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The economic analysis presented in this Section contains forward-looking information under Canadian securities law. The results of the analysis rely on inputs that are subject to known and unknown risks, uncertainties, and other factors, which may cause actual results to differ materially from those presented here.

The economic analysis is based on the discounted cash flow (DCF) method on a pre-tax and after-tax basis. Current Newfoundland tax regulations were used to assess corporate tax liabilities. The key metrics determined in the analysis are the Net Present Value (NPV) at a discount rate of 5%. With the initial years showing positive cashflows, the Internal Rate of Return (IRR) and the Payback Period do not apply. A sensitivity analysis was carried out to assess the impact of variations in Recoveries, Gold Price, CAPEX, and OPEX on the financial metrics.

For the purposes of the evaluation, it is assumed that the operations are established within a single corporate entity. The Project has been evaluated on an unlevered, all-equity basis.

The PEA production plan used for the economic analysis includes Inferred Mineral Resources. To advance the study beyond the PEA level, a Mineral Reserve estimate would have to be made, and Inferred Resources would need to be upgraded or removed from the production plan. The production schedule used in this analysis is based on the LOM Mine and Process Plan detailed in Sections 16 and 17. The economic analysis is developed in terms of financial years with appropriate adjustments made to the production schedules to convert the data from mine plan years.

The capital and operating costs used for the evaluation are the same as those in the estimates detailed in Section 21.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	487
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

All costs and pricing are in Q1 2026 Canadian Dollars. No provision is made for the effects of inflation in this analysis.

22.3 Forward Looking Information

This section contains forward-looking information related to Economic Analysis for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the following material factors or assumptions that were applied in drawing the conclusions or making the estimates, designs, forecasts or projections set forth in this section:

• Projected commodities markets and prices of gold

• Currency exchange rate fluctuations

• Amount of mineralized material and material grade

• Proposed mine production plan

• Mining dilution and mining recovery

• Geotechnical or hydrogeological considerations during mining

• Process plant production plan

• Recovery rates of gold in the processing plant

• Ability of plant, equipment, processes to operate as anticipated

• Capital costs of equipment and installations

• Sustaining and operating costs

• Closure costs and unforeseen reclamation expenses

• Environmental, social, and licensing risks

• Taxation policy and tax rate

• Royalty agreements

• Cost inflation

• Project schedule and approvals timing

• Availability of funding

• Ability to maintain social license to operate

• Unrecognized environmental risks

Hammerdown Gold Project
Newfoundland & Labrador, Canada	488
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

22.4 Economic Criteria

22.4.1 Production Decision

The Hammerdown deposit is an open-pit mining deposit which announced its first gold pour in November 2025 and is currently ramping up gold production. The project economics are evaluated from the time of achieving full production at the Pine Cove Mill, which is assumed to be January 2026 for the purposes of this analysis.

22.4.2 Metal Price

Project revenues consist of doré sales. No other product is considered as part of the economic analysis. As outlined in Section 19, the economic analysis utilises a consensus commodity pricing forecast at the 75th percentile representative of several financial institutions and provided to New Found Gold by BMO Capital Markets. The consensus gold price forecast provides a variable price deck of US$4,132/oz Au in Year 1, US$4,000/oz Au in Year 2, US$3,775/oz Au in Year 3, US$3,600/oz Au in Year 4 and Year 5, and US$3,475/oz Au long term applied to the payable gold ounces produced by the LOM.

22.4.3 Production Schedule

The production schedule used in this analysis is based on the LOM Production Plan and the Planned Recoveries outlined in Sections 16 and 17.

22.4.4 Process Recoveries

The Pine Cove mill process recoveries for use in the model were provided to New Found Gold by Canenco. They were Stog'er Tight and Hammerdown at 87.2%, Orion and Wisteria at 74.5%.

22.4.5 Commercial Terms and Freight

The commercial terms for the sale of gold and transportation of doré cost estimates used in this analysis were provided by New Found Gold based on their current experiences with the operation of the Pine Cove Mill. The provided commercial terms are as shown in Table 22.1.

Table 22.1: Commercial terms for the sale of gold doré

Description	Unit	Cost
Refining Cost	US$/oz	5.00
Gold Payable	%	99.975
Doré Transportation Cost	US$/oz	15.00

Hammerdown Gold Project
Newfoundland & Labrador, Canada	489
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

22.4.6 Mineral Royalties

As indicated in Section 4.5 of this Report, the Hammerdown Gold Project has the following Royalties that were applied to the economic analysis:

• A 1% Net Smelter Return (NSR) royalty on the Hammerdown and Wisteria deposit.

• The Orion deposit is excluded from any royalty agreements.

• Total royalties payable from the Royalty Units sold in 2016 result in a capped one-time payment of $3,160,500 on the first anniversary of the date of commencement of commercial production.

o The economic analysis shows the capped royalty amount of $3,160,500 all in the year 2027.

• The Stog'er Tight deposit is subject to a 3% NSR royalty payment.

22.4.7 Capital and Operating Costs

The Capital Costs used in this analysis are taken from the estimates detailed in Section 21.

The Project Capital is shown all against year 2026 and is representative of the final procurement costs and installation of the Sorter and Crushing Plant at the Hammerdown site. All other capital costs are shown as sustaining capital expenditures with the schedule for mining provided from the mine design exercise outlined in Section 16. The schedule for remaining sustaining capital expenditures was determined using timelines provided by the QPs for those items. An assumption has been made regarding the Closure Cost with the majority scheduled in the year following the completion of operations first at Hammerdown and then at Pine Cove.

The Operating Costs used in this analysis are taken from the estimates detailed in Section 21. A schedule of annual operating costs for mining was provided from the mine design exercise outlined in Section 16. The schedule of annual operating costs in each remaining category was determined on a fixed $/tonne ore milled basis.

No consideration has been made in this model for salvage value from the sale of mechanical equipment.

22.4.8 Taxes

The tax liabilities were calculated by New Found Gold's third-party expert, Ernst and Young, based on the pre-tax economic analysis provided to them by New Found Gold. The tax calculations were reviewed by New Found Gold's financial team. The following taxes are applicable.

Mining Tax

The mining tax rate applicable to projects in Newfoundland is 16% applied against any positive Pre-Tax Cash Flows from Operations in any given year. For years where there is an operating loss generated as part of the course of business activities, then no mining tax is applicable that year.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	490
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Income Tax

The federal income tax rate for corporations in Newfoundland is 15%, matched by a provincial income tax rate of 15%, and these rates were applied to calculate income taxes. The income tax basis is determined based on accounting profit as calculated in accordance with Canadian Accounting Standards, adjusted for mining taxes, capital costs, Capital Cost Allowances, Canadian Development Expenses, and Canadian Exploration Expenses. All deductions and rates are based on currently enacted legislation and can be subject to change in the future.

Operating losses generated as part of the course of business activities can be carried forward and used to offset taxable income.

Tax Summary

The taxes estimation summary as prepared by Ernst and Young was provided as shown Table 22.2.

Table 22.2: Taxes estimation summary

Item	$M
Income Tax (Federal and Provincial)	75.6
Mining Tax (16% of Operating Cashflow)	67.6
Total	143.2

22.5 Base Case Cash Flow Analysis and Economic Results

At an assumed weighted average gold price of US$3,656 per ounce based on gold ounces recovered over the Project life, the financial results indicate a positive pre-tax NPV of $318.5 M, at a discount rate of 5%. With the initial four years having a positive cash flow the pre-tax IRR and the payback period do not generate an applicable result. As shown in Table 22.3, the after-tax NPV at a discount rate of 5% is then $199.2 M.

Table 22.3: Economic results summary

Description	Unit	Pre-Tax	After-Tax
NPV @ 5%	CAN$ M	318.5	199.2
IRR	%	n/a	n/a
Payback Period	Years	n/a	n/a

Numbers may not add due to rounding.

The above results are based on the assumptions described in the above Section 22.3.

To arrive at these results, a LOM discounted cash flow model was developed using the production schedule for the Hammerdown and Stog'er Tight deposits. The key technical and cost inputs are summarised in Table 22.4. All costs are in CAN$ ($) unless noted otherwise.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	491
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 22.4: Hammerdown Gold Project PEA Summary: Key Technical Assumptions and Cost Inputs

Description	Unit	Value
Gold Price (Average LOM Base Case)	US$/oz Au	3,656
Exchange Rate	CAN$/US$	1.39
Discount Rate	%	5
Project Parameters
LOM	years	13
Total Potential Mill Feed Tonnage	kt	3,159
Average Mined Grade	g/t Au	2.19
Mill Feed Head Grade (Post-Sorting)	g/t Au	2.89
Cut-off Grade (Range Depending on Deposit)	g/t Au	0.41-0.56
Process Plant Average Gold Recovery	%	85.5
Contained Gold	koz	306.6
Recovered Gold	koz	251.3
Average Annual Gold Production	koz/yr	19.3
Average Mineralized Material Mining Rate (Post Sorting)	tpd	700
Strip Ratio	Waste : ore	11.4:1
Capital Cost Estimate
Project Capital (with Contingency)	$M	24.3
Sustaining Capital (LOM with contingency)	$M	97.7
Reclamation and Closure Capital	$M	18.0
LOM Operating Costs
Open Pit Mining	$M	449.5
Processing	$M	146.2
Contractor Crushing 2026	$M	3.4
Sorting and Crushing Plant Operation	$M	26.1
Haulage to Pine Cove Mill	$M	69.0
TSF and Water Management	$M	1.3
General and Administrative (G&A)	$M	30.3
Total Operating Costs[1]	$M	725.9
Revenue Related Costs
Selling Costs	$M	7.0
Royalty NSR	$M	17.4
LOM Operating Unit Costs
Open Pit Mining	$/t milled	142.30
Processing	$/t milled	46.29
Contractor Crushing 2026	$/t milled	1.09
Sorting and Crushing Plant Operation	$/t milled	8.27
Haulage to Pine Cove Mill	$/t milled	21.84
TSF and Water Management	$/t milled	0.41
General and Administrative (G&A)	$/t milled	9.58
Total Operating Costs[1]	$/t milled	299.78

Hammerdown Gold Project
Newfoundland & Labrador, Canada	492
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Description	Unit	Value
Total Cash Cost[2]	US$/oz Au	2,149
AISC[3] (LOM)	US$/oz Au	2,429

1 Total operating costs refer to onsite charges that cover open pit mining, processing and material handling, and onsite general and administrative costs.

2 Total cash costs are calculated as the sum of doré transportation, treatment and refining charges, royalties, and total operating costs, divided by the quantity of ounces sold.

3 AISC is calculated as the sum of doré transportation, treatment and refining charges, royalties, total operating costs, and sustaining capital costs, divided by the quantity of ounces sold.

Numbers may not add up due to rounding

The annual and cumulative cash flows of the project are presented by Figure 22.1.

Figure 22.1: Annual and Cumulative Cash Flows

The estimated annual cash flows for the Project were tabulated for presentation in Table 22.5.

The LOM net revenue was determined to be $1,252.4 M. The total operating cost (i.e., the sum of mining, process, sorting and crushing, haulage, TSF and Water Management, and G&A costs) is estimated at $725.9 M for the life of the mine. Royalties have been calculated at $17.4 M and Taxes at $143.2 M. The Project Capital (CAPEX) is estimated at $24.3 M, the total sustaining capital requirement is estimated at $97.7 M, and the closure cost is estimated at $18.0 M, for a total capital expenditure over the Project life of $140.0 M.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	493
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The cash flow has been developed on an annualized basis with the initial Capex all in 2026 and Sustaining Capital starting in 2026 and carrying through the period covering the Hammerdown and Orion portions of the LOM Plan and then occurring again at the inception of the Stog'er Tight mining.

The resulting pre-tax cash flow estimated for the Project over the LOM was $386.5M, and the after-tax cash flow was estimated at $243.3 M.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	494
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 22.5: Summary of production schedule and cash flows - Base Case by year

Cash Flow Model	Total	Units	YR1 2026	YR2 2027	YR3 2028	YR4 2029	YR5 2030	YR6 2031	YR7 2032	YR8 2033	YR9 2034	YR10 2035	YR11 2036	YR12 2037	YR13 2038	YR14 2039
Mill feed production tonnage	3,159	k t	256	256	256	256	256	256	256	256	256	256	256	256	91	-
Mill feed head grades, Au	2.89	g/t	3.11	4.92	3.92	2.68	1.87	2.25	3.27	4.85	2.75	1.94	1.92	1.68	1.75	-
Ounce Production	251,287	oz	22,295	35,288	28,080	19,184	12,664	15,599	23,322	34,474	18,557	12,252	13,068	12,028	4,476	-
Commodity price, Au	3,656	US$/oz	4,132	4,000	3,775	3,600	3,600	3,475	3,475	3,475	3,475	3,475	3,475	3,475	3,475	-
Gross Revenue - US$	918.6	MUS$	92.1	141.1	106.0	69.0	45.6	54.2	81.0	119.8	64.5	42.6	45.4	41.8	15.6	-
Exchange Rate	1.39	CAN$:US$	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	-
Gross Revenue - CAN$	1,276.8	MCAN$	128.0	196.2	147.3	96.0	63.4	75.3	112.6	166.5	89.6	59.2	63.1	58.1	21.6	-
Selling Costs	7.0	MCAN$	0.6	1.0	0.8	0.5	0.4	0.4	0.6	1.0	0.5	0.3	0.4	0.3	0.1	-
Net Smelter Return	1,269.8	MCAN$	127.4	195.2	146.5	95.4	63.0	74.9	112.0	165.5	89.1	58.8	62.7	57.7	21.5	-
Royalites	17.4	MCAN$	1.3	5.1	1.5	1.0	0.6	0.8	1.1	1.7	0.6	0.1	1.3	1.7	0.6	-
Net Revenue	1,252.4	MCAN$	126.1	190.1	145.1	94.5	62.4	74.1	110.8	163.9	88.5	58.7	61.4	56.0	20.8	-
Operating Costs	725.9	MCAN$	66.0	77.4	71.0	60.2	48.7	61.4	71.6	63.9	54.2	52.7	48.1	35.3	15.4	-
Sustaining Capital Costs (incl. Contingency)	97.7	MCAN$	5.6	0.3	10.5	23.2	34.1	19.9	0.4	-	3.7	-	-	-	-	-
Capital Costs (incl. Contingency)	24.3	MCAN$	24.3	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Costs	18.0	MCAN$	1.3	(0.1)	(0.5)	(0.5)	1.4	1.2	(0.2)	0.6	0.4	6.5	0.2	0.2	0.2	7.2
Taxes	143.2	MCAN$	4.8	41.5	26.7	8.3	-	-	9.1	37.4	10.7	-	2.1	6.4	1.2	(5.0)
Cash flow results
Pre-tax cash flow	386.5	MCAN$	28.8	112.5	64.0	11.7	(21.9)	(8.4)	39.1	99.3	30.1	(0.5)	13.1	20.5	5.2	(7.2)
Cumulative Pre-Tax Cash Flow	-	MCAN$	28.8	141.3	205.3	217.0	195.1	186.8	225.9	325.2	355.3	354.9	368.0	388.5	393.7	386.5
After-tax cash flow	243.3	MCAN$	24.0	71.0	37.3	3.4	(21.9)	(8.4)	30.0	61.9	19.4	(0.5)	11.0	14.1	4.0	(2.2)
Cumulative After-Tax Cash Flow	-	MCAN$	24.0	95.0	132.3	135.7	113.8	105.4	135.4	197.4	216.8	216.4	227.4	241.5	245.5	243.3

Hammerdown Gold Project
Newfoundland & Labrador, Canada	495
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

22.6 Sensitivity Analysis

A sensitivity analysis was conducted using the Section 22.4 economic analysis as the base case to assess the impact of changes in process recovery, in the price of gold, in total CAPEX and OPEX on the Project's NPV at a 5% discount rate and IRR. The impact of each variable is examined individually with an interval of ±20% and increments of 10% applied. It is to be noted that the margin of error for cost estimates at the PEA study level is typically -30% +50%.

The after-tax results of the sensitivity analysis are shown in Table 22.6 to Table 22.9, and Figure 22.2 and Figure 22.3. The NPV of the Project is most sensitive to variations in the gold price and gold recovery projections, followed by OPEX and CAPEX. The Project NPV goes negative at the lower limit of the price interval tested. Although the intervals and increments assessed are different, the spider graphs show the NPV appears to be equally sensitive to variations in Recovery and Price. Overall, within the limits of accuracy of the cost estimates in this study, the Project's potential after-tax viability does not seem significantly vulnerable to the under-estimation of capital costs up to 20%, when taken individually. The sensitivity to OPEX indicates reductions in operating costs up to 20% would be of benefit.

Table 22.6: Economic metrics sensitivity to variations in the recovery

Description	Units	After Tax Net Present Value @ 5%
Percent Variation	%	-7.6%	-3.8%	Base	+3.8%	+7.6%
Au Recovery	%	79.0	82.2	85.5	88.7	92.0
NPV @5.0%	CAN$ M	121.4	160.3	199.2	238.0	276.9
IRR	%	n/a	n/a	n/a	n/a	n/a
Payback	Years	n/a	n/a	n/a	n/a	n/a
Percent Variation in NPV	%	-39	-20	0	+20	+39

Table 22.7: Economic metrics sensitivity to variations in the gold price

Description	Units	After Tax Net Present Value @ 5%
Percent Variation	%	-20%	-10%	Base	+10%	+20%	+36.7%
Au Price	US$/oz	2,925	3,291	3,656	4,022	4,388	5,000
NPV @5.0%	CAN$ M	-6.5	96.3	199.2	302.0	404.9	415.1
IRR	%	n/a	n/a	n/a	n/a	n/a
Payback	Years	n/a	n/a	n/a	n/a	n/a
Percent Variation in NPV	%	-103	-52	0	+52	+103	+108

Hammerdown Gold Project
Newfoundland & Labrador, Canada	496
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 22.8: Economic metrics sensitivity to variations in the total OPEX

Description	Units	After Tax Net Present Value @ 5%
Percent Variation	%	-20%	-10%	Base	+10%	+20%
Operating Cost	CAN$ M	580.8	653.3	725.9	798.5	871.1
NPV @5.0%	CAN$ M	313.7	256.4	199.2	141.9	84.7
IRR	%	n/a	n/a	n/a	n/a	n/a
Payback	Years	n/a	n/a	n/a	n/a	n/a
Percent Variation in NPV	%	+57	+29	0	-29	-57

Table 22.9: Economic metrics sensitivity to variations in the total CAPEX (includes Sustaining Capital and Closure costs)

Description	Units	After Tax Net Present Value @ 5%
Percent Variation	%	-20%	-10%	Base	+10%	+20%
Capital Cost	CAN$ M	112.0	126.0	140.0	154.0	168.0
NPV @5.0%	CAN$ M	220.4	209.8	199.2	188.6	177.9
IRR	%	n/a	n/a	n/a	n/a	n/a
Payback	Years	n/a	n/a	n/a	n/a	n/a
Percent Variation in NPV	%	+11	+5	0	-5	-11

The following Figure 22.2 and Figure 22.3 graphically show the tabulated NPV @ 5% values as well as the percent variations in these NPV values from the base case NPV @ 5% value.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	497
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Figure 22.2: After-tax NPV 5%: sensitivity to recovery, price, CAPEX, and OPEX

Figure 22.3: After-tax percent variation in NPV 5%: sensitivity to recovery, price, CAPEX, and OPEX

Hammerdown Gold Project
Newfoundland & Labrador, Canada	498
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The economic analysis evaluated alternative discount rates of 0%, 5%, 8%, 10%, and 12% for the NPV. The economic indicators, both the both Pre-Tax and After-Tax for the various discount rates are provided in Table 22.10.

Table 22.10: Economic indicator - Base Case

Discounting Rate 5%	Units	Pre-Tax	After-Tax
Payback period	years	n/a	n/a
IRR	%	n/a	n/a
Discount Cash Flow	CAN$ M	318.5	199.2
Discount Rate Sensitivity
NPV @ 0%	CAN$ M	386.5	243.3
NPV @ 5%	CAN$ M	318.5	199.2
NPV @ 8%	CAN$ M	288.3	179.9
NPV @ 10%	CAN$ M	271.3	169.2
NPV @ 12%	CAN$ M	256.5	$159.9

22.7 Scenarios

The economic analysis included two scenarios defined as one being a mill upgrade that would allow adjustment in process recoveries and a second being an application of economies of scale costs with both based on predictions provided by the responsible QPs on behalf of New Found Gold.

The 700 tpd mill feed base case financial evaluation was compared to Scenario B that examined the economies of scale cost predictions applicable to the Hammerdown Gold Project when Pine Cove Mill gets expanded to process 1400 tpd of mill feed and then compared to Scenario C that depicts the results of added capital expenditures to upgrade the Pine Cove Mill for the achievement of an enhanced 92% process recovery for all feed sources while retaining a 700 tpd mill feed rate.

Table 22.11 shows the comparative results.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	499
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 22.11: Scenarios evaluated using economic analysis model

Basis	US$3,656/oz Au (Dec 2025 Consensus Selling Price)
Scenario		Base Case	Scenario B	Scenario C
Description	Units	No Mill Upgrade	1400 tpd OPEX 2028 Onwards	Upgrade Mill, 92% Recovery 2028 Onwards
Production
Project life (from start of construction to closure)	years	14	14	14
Mine life	years	13	13	13
Total Potential Mill Feed Tonnage	M t	3.2	3.2	3.2
Average Feed Grade, Au	g/t	2.89	2.89	2.89
Mill recoveries (Avg)%		85.5%	90.9%	90.9%
Commercial Terms
Payable	%	99.975%	99.975%	99.975%
Au Price Average	US$/oz	3,656	3,648	3,648
Project Costs
Average Mining Cost - OP	$/t milled	142.30	142.30	142.30
Average Mining Cost - OP	$/t milled	8.31	8.31	8.31
Average Milling Cost	$/t milled	46.29	37.04	46.29
Average On-Site Crushing Cost	$/t milled	1.09	1.09	1.09
Average Ore Sorting Cost	$/t milled	8.27	8.27	8.27
Average General & Administrative Cost	$/t milled	9.58	5.35	9.58
Average Ore Haulage Costs	$/t milled	21.84	21.84	21.84
Average TFS and Water Management Costs	$/t milled	0.41	0.41	0.41
Total Operating Cost Estimate	MCAN$	725.9	683.3	725.9
Total Project Capital Cost Estimate	MCAN$	24.3	78.6	78.6
Total Sustaining Capital Cost Estimate	MCAN$	97.7	97.7	97.7
Total Closure Cost Estimate	MCAN$	18.0	18.0	18.0
Total Capital Cost Estimate	MCAN$	140.0	194.3	194.3
Project Economics
Gross Revenue	MCAN$	1,276.8	1,355.3	1,355.3
Total Selling Cost Estimate	MCAN$	7.0	7.4	7.4
Total Royalties	MCAN$	17.4	18.1	18.1
Pre-Tax Cash Flow	MCAN$	386.5	452.2	409.5
Taxes	MCAN$	143.2	168.1	151.1
After-Tax Cash Flow	MCAN$	243.3	284.1	258.5
Discount Rate	%	5%	5%	5%
Pre-Tax NPV @ 5%	MCAN$	318.5	353.5	322.1
Pre-Tax Internal Rate of Return	%	n/a	n/a	n/a

Hammerdown Gold Project
Newfoundland & Labrador, Canada	500
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Basis	US$3,656/oz Au (Dec 2025 Consensus Selling Price)
Scenario		Base Case	Scenario B	Scenario C
Description	Units	No Mill Upgrade	1400 tpd OPEX 2028 Onwards	Upgrade Mill, 92% Recovery 2028 Onwards
Pre-Tax Payback Period	years	n/a	n/a	n/a
After-Tax NP V @ 5%	MCAN$	199.2	219.7	200.7
After-Tax IRR	%	n/a	n/a	n/a
After-Tax payback period	years	n/a	n/a	n/a
Cash Cost CAN$	CAN$/oz	2,987	2,652	2,812
Cash Cost US$	US$/oz	2,149	1,908	2,023
AISC CAN$	CAN$/oz	3,376	3,018	3,177
AISC US$	US$/oz	2,429	2,171	2,286

With minimal improvement in cashflows and NPV results it was determined by New Found Gold that the scenarios that involved additional capital for mill upgrades would not be pursued.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	501
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

23. Adjacent Properties

Adjacent property and mineral tenure are based on current information maintained by the Minerals Land Division. For the purposes of this Technical Report, an "adjacent property" is defined as a property in which New Found Gold does not hold an interest, that is located in reasonable proximity to the Hammerdown or Pine Cove Gold Projects, and that hosts geology broadly comparable at a regional scale. Based on this definition, two categories of adjacent properties are discussed below: (1) the Green Bay Project held by FireFly Metals Ltd., and (2) mineral exploration licences held by various third parties.

23.1 Hammerdown Gold Property Adjacent Properties

The Hammerdown Property is located within the broader Green Bay area of Newfoundland and Labrador and is surrounded by mineral exploration licences held by third parties.

The Hammerdown Property forms part of a contiguous land package that includes the Whisker Valley and Gull Ridge blocks, all of which are held by New Found Gold and are considered part of the broader Hammerdown property area. These contiguous claims provide a substantial buffer around the Hammerdown deposit and are being actively explored by New Found Gold for gold and base metals.

The Little Deer Deposit, held by FireFly Metals Ltd., is located approximately 14 km from the Hammerdown deposit and approximately 3.5 km from the easternmost boundary of the Hammerdown Property. The Little Deer complex is situated approximately 40 km south of the Ming Mine and comprises a high-grade, copper-rich volcanogenic massive sulphide (VMS) system. Historical mining at the Little Deer and Whalesback mines occurred between 1960 and 1972.

FireFly Metals reports a Mineral Resource Estimate for the Little Deer deposit, prepared in accordance with the JORC Code (2012 Edition) and Canadian National Instrument 43-101, comprising 2.9 Mt of Measured and Indicated Resources grading 2.3% CuEq (65 kt CuEq) and 6.2 Mt of Inferred Resources grading 1.8% CuEq (114 kt CuEq), as first disclosed in an ASX announcement dated October 29, 2024.

The QP has been unable to verify the information on the adjacent property and the information provided herein is not necessarily indicative of the mineralization on the Hammerdown and Pine Cove Gold Properties

23.2 Pine Cove Gold Property Adjacent Properties

The Pine Cove Property occurs along the Point Rousse Peninsula and is bordered to the West, North and East by Water. The south and southeastern extremity of the property is contiguous to mineral exploration licences held by various companies and individuals. Some adjacent licences are underlain by broadly similar geology and host gold showings or copper showings.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	502
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Immediately south of the Pine Cove Property lies the Ming Mine, which is currently inactive and held by FireFly Metals Ltd., FireFly reported an updated Mineral Resource Estimate for the Ming Mine on November 18, 2025, comprising Measured and Indicated Resources of 47.5 Mt grading 2.0% CuEq and Inferred Resources of 23.1 Mt grading 2.6% CuEq. The estimate was prepared and disclosed in accordance with the JORC Code (2012 Edition) and Canadian National Instrument 43-101. The updated resource reflects exploration and underground development work completed since FireFly's acquisition of the Green Bay assets in October 2023.

The Ming deposit is hosted within rocks of the Pacquet Harbour Group and represents a volcanogenic massive sulphide system that is geologically distinct from the gold mineralization styles present at the Pine Cove Gold Property.

The QP has been unable to verify the information on the adjacent property and the information provided herein is not necessarily indicative of the mineralization on the Hammerdown and Pine Cove properties.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	503
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

24. Other Relevant Data and Information

There is no other relevant information on the Hammerdown Gold Project known to the QPs that would make this report more understandable or if undisclosed would make this report misleading.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	504
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

25. Interpretation and Conclusions

25.1 Geology and Mineral Resources

25.1.1 Hammerdown Deposit

Gold Mineralization at the Hammerdown deposit occurs as structurally controlled quartz veins hosted by metavolcanic and metasedimentary rocks. The style of veining, alteration, host rocks, and structural setting is characteristic of orogenic, volcanic hosted lode gold deposits, comparable to gold deposits in the Abitibi Greenstone Belt of Ontario and Quebec and the Kalgoorlie District of Western Australia.

The Hammerdown deposit has been mostly delineated and defined by diamond drilling from surface and from underground workings. QA/QC data from the more recent drilling campaign conducted by Maritime Resources Corp. have been reviewed and the Mineral Resource estimate QP for Hammerdown judged that the data is of sufficient quality to be used in a resource estimate. The QP recommends implementing additional procedures (field duplicates, umpire assays, and more representative duplicate samples) and monitoring (recent bias in specific certified standard performance) on the exploration drilling campaigns.

The total open pit constrained Measured Mineral Resource is reported at 271 kt grading 8.24 g/t Au, for a total of 72 koz of gold. The total open pit constrained Indicated Mineral Resource is reported at 1,823 kt grading 1.96 g/t Au, for a total of 115 koz of gold. The total open pit constrained Inferred Mineral Resource is reported at 973 kt grading 2.59 g/t Au, for a total of 81 koz of gold. No underground Mineral Resources are reported at Hammerdown. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. The QP has determined that there are no known factors or issues that could significantly impact the Mineral Resource Estimate (MRE), other than the typical risks associated with mining projects, such as environmental, permitting, taxation, socio-economic, marketing, and political factors, as well as additional risk factors related to Indicated and Inferred Mineral Resources.

Opportunities

Opportunity	Description	Potential benefit
New in-pit or near-pit mineralization	Potential to add Mineral Resources within the MRE optimization pit or on the fringe of the pit by drilling exploration targets	Additional material to the mill, increased mine-life, reduction of strip ratio
Mineralized backfill material	Potential to add mineralized material located within historically mined stopes. Recent sampling demonstrates a certain level of mineralization	Additional material to the mill, at lower mining costs.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	505
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Risks

Risk	Description	Mitigation
Position of historically mined stopes	The historical stopes' 3D positions are locally uncertain in relation to mineralization and could negatively impact the Mineral Resource. Minéralis is of the opinion that the depletion of several areas is at risk of being understated.	Low-confidence historical stopes were identified and material within a 3-m buffer were re-classified as Inferred Mineral Resources regardless of the drill spacing. Diamond drilling targeting specific areas of uncertainty and areas of higher risk potential (higher grade near current stope placement).
Width of mineralization	Mineralized intervals are often sub- metre in width and could generate significant dilution during mining.	The current Mineral Resource estimate is reported within mineable shapes with minimum thickness and considers must-take material. Reconciliation should be monitored and optimal vein modelling width adjusted in light of results.

25.1.2 Orion Deposit

The Orion deposit consist of a veins system hosted by strongly deformed metavolcanics and metasedimentary units of the Ordovician Catchers Pond Group The style of veining, alteration, host rocks, and structural setting is characteristic of orogenic (historically termed mesothermal), volcanic hosted (greenstone belt) lode gold deposits comparable to gold deposits in the Abitibi Greenstone Belt of Ontario and Quebec and the Kalgoorlie District of Western Australia .

The Orion deposit has been defined by diamond drilling from the surface mostly by Maritime. The QP have controlled the QA/QC with no significant issues affecting data quality. The database generated from the Orion drilling programs is considered reliable and suitable for use in Mineral Resource estimation. The QP recommended to apply appropriate analytical methods for samples containing coarse gold (screen-metallic assays or fire assay with gravimetric finish).

The total open pit constrained Indicated Mineral Resource for the Orion deposit is estimated at 598 kt grading 1.75 g/t Au, for a total of 33.6 koz of gold. The total open pit constrained Inferred Mineral Resource is estimated at 91 kt grading 1.92 g/t Au, for a total of 5.6 koz of gold. The total underground Indicated Mineral Resource is estimated at 636 kt grading 1.92 g/t Au, for a total of 39.3 koz of gold, while the underground Inferred Mineral Resource is estimated at 523 kt grading 2.16 g/t Au, for a total of 36.2 koz of gold. Combined, the Orion deposit hosts a total Indicated Mineral Resource of 1,234 kt grading 1.84 g/t Au, representing 72.9 koz of gold, and a total Inferred Mineral Resource of 614 kt grading 2.12 g/t Au, representing 41.8 koz of gold. The results of the 2026 MRE combining potential open pit and underground mining scenarios at cut-off grades of 0.48 g/t Au (in-pit) and 1.13 g/t Au (underground). Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Qualified Persons (QPs) are of the opinion that no known legal, environmental, permitting, title, taxation, socio‑political, or marketing issues exist that could materially impact the Mineral Resource Estimate (MRE), beyond the typical risks inherent to mining projects and risks generally associated with Indicated and Inferred Mineral Resources.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	506
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Opportunities

Opportunity	Description	Potential benefit
Mineralization is open at depth.	Potential to add Mineral Resources at depth by drilling this exploration target.	Additional material to the mill, increased mine-life, reduction of strip ratio.
Satellite Deposits	The area is prospective and hosts several prospects sharing the same geological context (e.g. Hammerdown deposit, Lochinvar).	Potential for additional resources, additional mill feed.

Risks

Risk	Description	Mitigation
Resource Modelling	All Mineral Resource estimates carry some risk, and the Orion deposit is delignated with limited diamond drill holes numbers (177).	Infill drilling may be recommended in order to provide a greater level of confidence in the resource.

25.1.3 Stog'er Tight Deposit

The Stog'er Tight deposit consists of a dense and a complex vein system with pyrite replacement hosted in Ordovician gabbroic sills within volcanic and volcaniclastic rocks of the Bobby Cove Formation. The rheological control of veins development, the type of alteration, the style of veining and mineralization is consistent with a Paleozoic example of orogenic gold deposit (historically referred to as mesothermal) hosted in layered gabbroic sills comparable with Archean gold deposits enclosed in the Golden Mile dolerite sill at Kalgoorlie in Australia, gold deposits enclosed within the Bourbeau sill in Abitibi and the San Antonio deposit in Manitoba.

Drilling at Stog'er Tight included diamond drilling and percussion drilling programs designed to delineate the mineralized system from the surface. Percussion drill holes were used for geological modelling but were excluded from the grade interpolation process due to the absence of assay certificates. The Qualified Persons conclude that sample handling, analytical procedures, and QA/QC performance demonstrate no significant issues and that the data are reliable and of sufficient quality for Mineral Resource estimation. The recommendation is to add field duplicates to the QA/QC routine at the same nominal frequency as the other QA/QC sample types and to undertake an infill sampling program on existing drill core.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	507
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The Stog'er Tight deposit hosts a total Inferred open pit constrained Mineral Resource of 545 kt grading 2.16 g/t Au, for a total of 37.8 koz of gold. No Indicated or Measured resources have been defined for this deposit as part of the 2026 MRE. The MRE reflects the results of an optimized open pit-constrained scenario using a cut-off grade of 0.42 g/t Au. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The QPs consider the 2026 MRE to be robust and based on quality data, reasonable geological interpretations, and appropriate estimation methodologies. The QPs are not aware of any environmental, permitting, legal, title, taxation, socio-political, or marketing issues that could materially affect the Mineral Resource estimate beyond the typical risks inherent to mining projects and those applicable to Inferred Mineral Resources.

Opportunities

Opportunity	Description	Potential benefit
Remaining gold content in the stockpiles at the Stog'er Tight site.	Potential to add mineralized material located within historically mined pits.	Additional material to the mill, at lower mining costs.
Possible underestimation of the mineralization	Some holes reveal under-sampling generate possible gaps in the MRE. Undertake an infill sampling program on existing drill core	Improved continuity of mineralized zones, additional resource potential, and increased mill feed.
Possible extension of the mineralization	Some mineralized zones are not well delineated laterally or at depth.	Potential for additional resources, additional mill feed
Satellite deposits	The area is prospective mostly on the Scrape Trend and hosts several prospects sharing the same geological context as the Stog'er Tight deposit.	Potential for additional resources, additional mill feed

Risks

Risk	Description	Mitigation
Width of mineralization	Some downdip diamond drilling has defined the mineralization due to challenging terrain conditions (lakes, wetland and high slope), which may lead to an overestimation of the width and grade of the mineralization.	Conduct infill drilling with an appropriate drill angle when possible, or adjust drilling angle to reduce downdip bias.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	508
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Risk	Description	Mitigation
Mineralization discontinuity	The mineralization consists of a dense and complex vein system whose geometry has been affected by subsequent deformation phases.	Conduct infill diamond drilling program with short drill-spacing (below 25 m to 15 m) complemented by televiewer surveys to improve understanding of the mineralized vein system
Resource modelling	Geological interpretation of the mineralization has been based primarily on assay results and lithological continuity. Veins and alteration features were not recorded in dedicated tables. All Mineral Resource estimates carry some risk.	Conduct additional infill drilling with improved data acquisition (veins, alteration structures) to enhance future modelling and geological interpretation

25.2 Mining Methods

The Preliminary Economic Assessment (PEA) is preliminary in nature. It includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA would be realized.

Open pit optimization was conducted to determine the optimal economic shape of the open pit and guide the open pit design process, with cut-off grades ranging from 0.41 to 0.56 depending on the deposit. Revenue factor of 1.00 pit shells were selected to guide the pit designs for the Hammerdown, Orion and Stog'er Tight deposits. Mined physical quantities represent 4.3 Mt of mineralized material at an average grade of 2.19 g/t for 306.6 koz, 48.0 Mt of waste and 1.7 Mt of overburden. The pits' mining sequence is planned as follows: Hammerdown, Orion and Stog'er Tight. The Hammerdown pit will be mined in three phases: a Hammerdown Phase 1 pit, a Rumbullion area pit and a Hammerdown Phase 2 pushback joining the pits together. The 13-year life of mine incorporates 12 years of direct mill feed from open pit operations and 1 year of stockpile rehandling at a processing rate of 700 tpd. The mining rate is expected to peak at 18,300 t/d and average 12,300 t/d over the 12 years of mining. The project is planned as a conventional truck-and-shovel open pit mining operation with mining executed by a contractor. Waste loading and haulage will be handled by 3 m3 hydraulic excavators and 41-tonne payload articulated haul trucks. Mineralized material loading and hauling will be handled by a fleet of 2 m3 hydraulic excavators with a 7 m3 front-end loader as backup and 38-tonne payload articulated haul trucks.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	509
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

25.2.1 Opportunities

The opportunities related to mining include:

• The processing of sorter rejects at the end of the mine life if economic conditions are favorable, which amount to 1,195 kt at 0.333 g/t for 12.6 koz.

• The inclusion in the mine plan of resources not currently considered; particularly the underground resources at the Orion deposit which include 636 kt at 1.92 g/t for 39.3 koz. in the Indicated category and 523 kt at 2.16 for 36.2 koz. in the Inferred category.

25.2.2 Risks

The risks related to mining include:

• Differences in geological model versus what is mined.

• Mine dilution at Hammerdown considering the narrow nature of the veins being mined in an open pit environment.

• Geotechnical risks, particularly the possible impact related to the Captain Nemo Fault which is in the vicinity of the Hammerdown deposit.

25.3 Recovery Methods

The Pine Cove process plant currently treats material via a conventional grind flotation-leach-Merrill Crowe flowsheet to nominally process 700 tpd material. Run-of-mine (ROM) material is currently processed via a two-stage crushing plant at the Hammerdown mine and then hauled to the Pine Cove plant. It is proposed to install a three-stage crushing plant with an ore sorter at the Hammerdown mine and continue to haul crushed material to the Pine Cove plant.

Crushed material is processed via a ball mill followed by a flotation circuit. Flotation concentrate is thickened, reground, and then leached via cyanidation. Leach slurry is dewatered via drum filters and pregnant solution treated via a Merrill Crowe circuit to recover gold. Tailings are treated via a cyanide destruction circuit prior to in-pit tailings storage.

The process plant has operated since 2012 and was under care and maintenance from 2022 to 2025 when operations were resumed being commissioned on low grade stockpiles. The Pine Cove process plant commenced treating material from the Hammerdown deposit in Q4 2025.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	510
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Several opportunities and identified risks exist for the Sorting Plant and Process Plant. These are summarized as follows.

Opportunity	Explanation	Potential Benefit
Increased Sorting and Process Production	Increased production may be possible in the future. A higher extraction and processing scenario may yield improved economics, but more work would need to be done to verify this potential.	Reduced unit operating costs, increased early revenue and quicker payback.
Source appropriate used or new-used process and sorting equipment	Search and secure good used equipment for potential CAPEX savings and construction time reduction.	Shorter construction duration for the crushing and sorting plant, lower CAPEX, higher NPV and quicker payback.
Process Optimization	Reduced operating costs or increased recoveries improve project economics. Optimize cyanide addition rate during operations.	Review available technology and applicability to the process and mineralization. Reduced reagent consumption in leach and detox - reduced OPEX.
Mill Throughput	If grinding finer will result in a possible increase in gold recovery. If coarser, less power will be required for a higher throughput decreasing operating costs.	Ongoing sampling and metallurgical on site test work.
Risk	Explanation/Potential Impact	Possible Risk Mitigation
Dilution	Higher than expected dilution would have an impact on economics.	The ore sorting plant was designed to accommodate higher tonnage than planned giving the crusher and sorters additional production capacity should the feed have higher waste levels.
Metallurgical Recoveries	Negative changes to metallurgical assumptions could lead to reduced gold recovery, increased processing costs, and/or changes to the processing circuit design. If LOM metal recovery is lower than assumed, the project economics would be negatively impacted.	Industry-standard sampling and test work was conducted for both the sorting circuit and the leach plant. The sorting plant was overdesigned to give flexibility for varying feed types and dilution.
Sorting CAPEX and OPEX	The ability to achieve the estimated CAPEX and OPEX costs for the sorting plant are important elements of project success and are greater risks in an inflationary period. If Sorting OPEX increases, then the cut-off grade may increase. If the Sorting CAPEX increases, the project NPV and IRR will decrease.	Cost estimates were about 80% based on quotes or factored from recent quotes with the remaining 20% based on recent experience and data base information. Detailed engineering with further define CAPEX and OPEX estimates.
Process Optimization	The installed flowsheet is not optimum for maximizing the recoveries.	Process improvements can be undertaken in the future to optimize the flowsheet.
Mill Throughput	If not achieved will result in a possible reduction in gold recovery. If finer, more power will be required for a lower throughput increasing operating costs.	Ongoing sampling and on site metallurgical test work.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	511
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

25.4 Project Infrastructure

The Project involves open-pit mining, ore crushing, and ore sorting at Hammerdown, followed by conventional processing at the existing Pine Cove Mill. It utilizes a nearby in-pit tailings storage facility that is existing. The mined-out Pine Cove Pit has been used as an in-pit tailings storage facility since 2018 and will be used to provide permanent and secure storage of tailing from the Mill. Major infrastructure is either in place or can be established more easily due to current operations.

Process water from the tailing slurry and meteoric water that accumulates in the pit above the settled tailings solids will be reclaimed for use as process water in the process plant.

The power required for the Hammerdown site will be approximately 1.5 MW. Power will be provided by Newfoundland and Labrador Hydro. Diesel generators will be used for pit dewatering, as well as to provide power at the explosives storage area and the security trailer.

The water management systems proposed for the Hammerdown, Orion, Stog'er Tight, and Pine Cove sites collectively demonstrate an adequate approach to controlling contact and noncontact water under expected operating and water quality conditions. Across all sites, the designs incorporate engineered ditches, sumps, settling ponds, and controlled discharge structures that align with modern mining water management practices.

Initial interpretation (GEMTEC 2022) of available water quality and geochemical data suggests that the primary water quality concerns are associated with suspended sediments, sorbed metals, and trace ammonia from blasting residues, rather than acid generation or significant metal leaching. The non potentially acid generating nature of waste rock reduces the need for complex active treatment systems, allowing the project to rely primarily on passive settling and controlled discharge.

Overall, the conceptual water management framework is considered appropriate for this level of study. As the project advances to PFS and FS stages, additional design refinement, site investigation, and water quality monitoring will be required to confirm assumptions and optimize infrastructure performance.

25.4.1 Risks

Water Management Assessment Limitations

The water management assessment presented in this PEA is based on the conceptual level designs, site information, monitoring data, and engineering studies available at the time of reporting. The following limitations apply to the interpretation and use of the water management conclusions:

1. Hydrological Uncertainty

Estimates of inflows and surface water runoff are based on available hydrologic modelling, climate data, and assumptions outlined in the supporting documents. Variability in precipitation, climate change impacts, groundwater behaviour, and storm intensity may influence future water quantities and could require adjustments to pond sizing, ditch capacities, and pumping requirements.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	512
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

2. Water Quality Assumptions

Water quality predictions assume that site runoff will primarily contain suspended sediment, sorbed metals, and trace ammonia associated with blasting residues, and that waste rock is non potentially acid generating (based on ARDML testing). Should future monitoring reveal changes in geochemical conditions or water chemistry that were not anticipated in current studies, additional treatment technologies or operational controls may be required.

3. Regulatory Compliance and Discharge Criteria

The assessment assumes that treated water from the settling ponds can meet applicable regulatory discharge criteria under expected operating conditions. Actual regulatory requirements, monitoring frequencies, and permit conditions may evolve over time, and achieving compliance may require modifications to infrastructure, operational practices, or additional treatment systems.

4. Operational Performance and Maintenance

The effectiveness of ditches, sumps, pipelines, spillways, and settling ponds depends on proper construction, regular maintenance, and timely removal of accumulated sediments. Operational lapses, extreme weather conditions, or construction deviations may impair system performance and increase the risk of uncontrolled discharge or noncompliance.

5. Future Changes in Mine Plan and Site Configuration

The water management system is based on the current understanding of mine sequencing, pit development, waste rock placement, ore stockpile configuration, and processing plans. Any changes to the mine plan, mine footprint, or site layout may alter drainage patterns and require redesign or re evaluation of the water management strategy.

6. Passive Treatment at Hammerdown, Orion and Stog'er Tight

These sites rely on passive sedimentation treatment through ditches, sumps, and settlement ponds. The PEA assumes these features are sufficient to consistently meet discharge criteria; however, passive systems are sensitive to variability in flow, sediment load, and water chemistry. Additional treatment requirements may emerge if monitoring identifies performance constraints.

7. Repurposed and Legacy Infrastructure at Pine Cove

Existing Pine Cove facilities have historical uses and may contain legacy materials and construction methods not fully characterized as part of this PEA. Their future suitability for water management is based on current knowledge and may require further geotechnical, structural, or geochemical assessment.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	513
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

25.5 Environmental Studies, Permitting and Social or Community Impact

25.5.1 Environmental Liabilities

Documented environmental liabilities occur at the Pine Cove, Hammerdown/Orion, and Stog'er Tight sites and include legacy disturbances; localized exceedances in surface water, sediment, and groundwater at Hammerdown; episodic exceedances in long term monitoring at Stog'er Tight; and performance considerations for tailings and water management infrastructure at Pine Cove (including High hazard TSF 1/TSF 2 and Significant hazard P2PP, with recent inspections noting non functioning piezometers and limitations in crest movement surveying). These conditions inform risk context, monitoring priorities, and the permitting path for planned works. Recommended measures that flow from these conclusions (e.g., dam safety instrumentation and deformation monitoring upgrades at Pine Cove; carrying forward Hammerdown baseline exceedances into adaptive monitoring) are set out in Section 26.1.1 and 26.1.3.

25.5.2 Environment, Permitting, and Social/Community Engagement

Environmental and social baseline information compiled for Hammerdown/Orion, Stog’er Tight, and Pine Cove (1992–2025) covers terrestrial and aquatic ecosystems, hydrology and water quality, hydrogeology, air quality, ML/ARD characterization, and regulatory context. Conditions reflect the Central Newfoundland and North Shore Forest ecoregions; SOCC were recorded at Hammerdown and Stog’er Tight; brook trout and American eel occur in regional watercourses; and Pine Cove includes established fish habitat compensation works. No federally designated critical habitat under the Species at Risk Act has been identified. Geochemical programs indicate tailings and most waste rock are NAG; tailings are deposited sub‑aqueously at Pine Cove with an operational target water cover of ~10 m. Recommendations for continuation of baseline programs and ML/ARD testing, and ongoing MDMER/EEM work at Pine Cove (with MDMER‑applicability monitoring at Hammerdown/Orion and Stog’er Tight), are described in Section 26.1.3.

For current phases, Hammerdown, Stog’er Tight, and Pine Cove have been released from the provincial EA process and operate under CofAs governing construction, operation, discharges, and monitoring. Development at Orion is expected to require a new provincial EA registration with subsequent permitting. Stog’er Tight is in care and maintenance; updates to the Development Plan, Operational Plan, and RCP will be required before mining resumes. Modifications at Pine Cove associated with receiving/processing ore from the sites or changing water/tailings configurations will require additional provincial approvals and plan amendments. While federal EA is not anticipated (processing <5,000 t/d), federal oversight applies under the Fisheries Act and MDMER; Pine Cove is the only site currently subject to EEM due to an active final discharge point. All sites have approved RCPs and financial assurance; closure cost estimates were updated in this report. Aspects of likely permitting requirements for Orion, Stog’er Tight (including Pit 278), and Pine Cove infrastructure changes are provided in Section 26.1.4.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	514
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The below summarizes hydrogeological conditions and implications for water management at each of the sites.

Hammerdown/Orion: The site straddles a groundwater divide across three surface watersheds. Analytical inflow estimates at full development are ~3,426 m³/d (Hammerdown) and ~1,124 m³/d (Orion). Existing tests are shallow (≤30 m) and may not represent deeper conditions. Historical underground workings may influence groundwater and could potentially provide storage if integrated into the dewatering system. Seasonal groundwater levels (including instances of artesian conditions) have design implications for sedimentation ponds and liners.

Stog'er Tight: Groundwater flows toward Camp Pond. Past development lowered Fox Pond water levels; the Gabbro Pit and Pit 278 lie adjacent to/within the footprints of Fox Pond and Camp Pond, respectively. Additional testing is required to delineate fractures/faults that may convey inflows; a 3D groundwater model is recommended to represent pit/pond interactions and recovery.

Pine Cove: Groundwater levels around the pit exceed the pit water level, indicating inflow toward the pit; groundwater is expected to influence pit lake evolution and water quality under closure. Maintaining an ~10 m water cover for in pit tailings remains a controlling constraint.

Recommended actions related to hydrogeology (e.g., numerical modelling and deeper testing at Hammerdown/Orion; testing and 3D modelling at Stog'er Tight; incorporation of groundwater elevations, including artesian zones, into water handling designs; continued Pine Cove monitoring to support pit lake modelling), as well as site specific water management measures (e.g., integrating stockpile toe seepage at Hammerdown/Orion; capturing the flowing well/pipe north of the Hammerdown pit; integration of pit water management with Hammerdown underground workings; assessing WRSA/sedimentation needs for Orion) are provided in Section 26 Hydrogeological Considerations and Water Management.

Reducing water levels in Fox Pond and Camp Pond to facilitate Stog'er Tight development has the potential to cause HADD under the Fisheries Act. Additional engagement with DFO is required to determine whether an Authorization is required and to confirm information needs; if confirmed, an application addressing fish relocation, habitat offsetting, upstream diversion design, and post-development drainage should follow. Existing habitat offsetting measures at Pine Cove should be maintained and their monitoring results integrated into ongoing mine water and closure planning. See Section 26.1.2 for the associated recommendations and sequencing.

Engagement with Indigenous groups, municipalities, and community stakeholders has occurred through permitting and ongoing communication; this supports transparency, information-sharing, and refinement of environmental management measures as development progresses. Ongoing engagement recommendations are provided in Section 26.

The available environmental and hydrogeological information indicates that the proposed projects can proceed within established provincial and federal frameworks, subject to applicable permitting pathways.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	515
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Near term priorities include numerical groundwater modelling and targeted deep testing to support mine planning (Hammerdown/Orion, Stog'er Tight); site specific water management measures aligned to pit/pond interactions at each of the sites; continuation of baseline and ML/ARD programs; execution of permitting steps for Orion, Stog'er Tight (including potential FAA), and Pine Cove infrastructure modifications; and sustained engagement with regulators, Indigenous groups, and communities.

25.6 Capital and Operating Costs

The capital and operating costs were estimated using methods described in this Report, which are typical of PEA-level cost estimation exercises.

25.7 Economic Analysis

Based on the available information, the project has an after-tax NPV of $199.2M at a discount rate of 5% and with positive cashflows for the initial four years neither an IRR nor a Payback in years is applicable. The sensitivity analysis indicates that the Project economics are most sensitive to the gold price and the gold recoveries. With a US$2,925/oz gold price that is 20% below the base case of $3,656/oz, the Project NPV goes negative, while with a February 18th near spot US$5,000/oz gold price the Project NPV more than doubles.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	516
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

26. Recommendations

26.1 Geology and Mineral Resources

26.1.1 Hammerdown Deposit

Based on the risks and opportunities identified, and general observations made on the Mineral Resource Estimate, the Hammerdown deposit QP recommends a diamond drilling work program to target at-risk areas and Inferred Mineral Resource conversion, grade control block model reconciliation with the MRE model, as well as QA/QC monitoring for its diamond drilling programs.

Diamond drilling recommendations at the Hammerdown deposit can be summarized as follows:

• Derisking drilling that targets low-confidence historical stopes to confirm their placement and the presence of left-out mineralization at the hanging wall and footwall of mined veins. Areas of higher grade mineralization within a short distance (1 m to 3 m) of the historical stopes should also be targeted.

• Conversion drilling to target areas classified as Inferred mineral to transfer those blocks To Indicated Mineral Resources.

• See Table 26.1 for a summary of the global cost estimate associated with the recommendations.

QA/QC recommendations can be summarized as follows:

• Monitor recent potential blank contamination.

• Monitor recent CRM (OREAS 242) negative bias.

• Insert umpire laboratory analysis to validate Eastern Analytical Laboratory assaying protocols.

• Higher grade and more representative material selection for coarse and pulp duplicates.

• Continue with field duplicate assaying.

• Test other techniques more suitable for high gold grades, such as fire assay with gravimetric finish and compare results.

Table 26.1: Recommended diamond drill hole budget for Hammerdown deposit

Type	Description	Amount ('000 CAN$)
De-risking diamond drilling	3,000 m of diamond drilling targeting higher risk areas related to historical stopes	540
Conversion diamond drilling	4,500 m of diamond drilling targeting in-pit Inferred Mineral Resources for resource conversion	810

Hammerdown Gold Project
Newfoundland & Labrador, Canada	517
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

26.1.2 Orion Deposit

The following work is recommended by the QP to improve the geological understanding of the Orion deposit, upgrade resource confidence, and test the potential for mineralization extensions (Table 26.2).

• Consider using screen-metallic analysis with gravimetric finish, or AA with gravimetric finish, for samples containing coarse gold or for samples falling above the established coarse-gold threshold. The utilization of photon assays technology can be looked at to replace metallic screen assays.

• Conduct targeted diamond drilling within Inferred mineralized zones to convert these areas to the Indicated category Within the pit shell (7,500 m for 1,350K$).

• Complete additional exploration drilling within the Orion Main Zone, which remains open down-plunge to the northeast.

• Drill the gap to the southwest of the bulk of the Mineral Resources.

• Continue exploration/definition at depth of the current intersections in the area northwest of the Trapezius Fault.

• Continue exploration/definition directly northwest of the Trapezius Fault.

• Total exploration drilling stands at 4,000 m for 720K$.

To improve the understanding of the mineralized vein systems and structural controls on gold distribution:

• Complete televiewer surveys on a selection of drill holes to refine the structural interpretation and characterize vein orientations, fractures, and deformation features within the Orion deposit.

Table 26.2: Recommended diamond drill hole budget for Orion deposit

Type	Description	Amount ('000 CAN$)
Conversion diamond drilling	7,500 m of diamond drilling targeting in-pit inferred Mineral Resources for resource conversion	1,350
Exploration diamond drilling	4,000 m of diamond drilling targeting down-plunge and area of the Trapezius Fault	720

26.1.3 Stog'er Tight Deposit

The authors recommend that additional work be undertaken to advance the geological understanding of the Stog'er Tight deposit, improve data quality, and assess the economic potential of the Project. The proposed work program includes data verification, geological and structural interpretation, drilling and sampling, and continued exploration on priority targets to enhance the economic potential (Table 26.3).

Hammerdown Gold Project
Newfoundland & Labrador, Canada	518
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

The following tasks are recommended to ensure the reliability and completeness of the existing drilling and geological database:

• Conduct an independent survey to verify collar coordinates for the majority of drill holes where collars remain accessible.

• Resolve minor inconsistencies in the merged database by referencing raw data or corrected source files (e.g., final hole depths, lithological gaps, project header information).

• Record key geological features including vein intervals, alteration intensity, and deformation attributes in a dedicated geological features table to improve future modelling and interpretation.

• Enhance QA/QC measures by incorporating field duplicate samples at the same nominal frequency as other QA/QC sample types in future diamond drilling programs.

To improve the understanding of the mineralized vein systems and structural controls on gold distribution:

• Complete televiewer surveys on a selection of drill holes to refine the structural interpretation and characterize vein orientations, fractures, and deformation features within the Stog'er Tight deposit.

To improve delineation of mineralized zones and reduce uncertainty in the current geological dataset:

• Undertake an infill sampling program on existing drill core where unsampled intervals may contribute to improved geological and grade continuity (estimated 7,500 samples for a total cost of 240K$).

• Complete an infill diamond drilling program to better define mineralized zones, particularly areas where apparent ore shoots require further definition and with appropriate angle with, when possible, with the mineralized zones (3,200 m for 576K $).

• Conduct sampling of remaining stockpiles at the Stog'er Tight site to assess potential economic contributions and verify historical records (estimated 500 samples for a total cost of 15K$).

The authors believe the Pine Cove Property remains highly prospective and recommend the following exploration programs:

• Continue exploration drilling at the Stog'er Tight deposit to test depth extensions of known mineralization and evaluate three subsidiary target zones: The north-western portion of the 278 Zone; Depth extensions beneath the Gabbro Zone; Potential mineralization north of the Gabbro Zone. Total exploration drilling stands at 2,500 m for 450K$.

• Advance exploration on additional targets within the Property, including the Romeo and Juliet prospect, the Deer Cove prospect, and the deeper extensions of the Pine Cove deposit, where geological indicators suggest favourable potential for new discoveries.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	519
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Table 26.3: Recommended diamond drill hole and resampling programs budget for Stog'er Tight deposit

Type	Description	Amount ('000 CAN$)
Resampling of existing diamond drilling and stockpiles	7,500 samples in existing drilling and 500 samples in stockpiles	240
Conversion diamond drilling	3,200 m of diamond drilling targeting in-pit inferred Mineral Resources for resource conversion	576
Exploration diamond drilling	2,500 m of diamond drilling targeting down-plunge mineralization	450

26.2 Mineral Processing and Metallurgical Testing

Additional metallurgical and mineralogical characterisation studies are recommended as the mineralization is processed in order to further refine the process flowsheet variables through operations. The following is recommended:

• Further study should be undertaken at site on the Merrill Crowe circuit with assay of the solutions prior and post precipitation.

• As operations continue to process the mineralization, comparison and corrections should be made to the data set to further build on the level of metallurgical understanding this project already owns.

The process plant resumed operations in 2025 and was commissioned on low grade stockpiles and then commenced treating material from the Hammerdown deposit in Q4 2025. It is recommended to continue to optimize plant operations.

26.3 Mining Methods

Several studies should be performed to further optimize and define the mine design and schedule as well as supporting mine infrastructure. The following work is recommended:

• Hammerdown Phase 2 pit design optimization considering the geotechnical constraints pertaining to the Captain Nemo Fault.

• Detailed planning of mine extraction schedule as well as infrastructure requirements.

• Condemnation drilling for supporting mine infrastructure; particularly the Hammerdown and Orion waste rock storage facility.

26.4 Recovery Methods

It is recommended that the sorting plant be constructed to allow for two sorters to maintain sorting efficiencies into operations.

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26.5 Project Infrastructure

26.5.1 Water Management

The following are recommendations from water management perspective:

1. Advance Design for Future Phases

It is recommended that all water management infrastructure, including settling ponds, ditches, spillways, and culvert systems, be refined during the next phase of the project. This should include detailed surveying, geotechnical investigation, and hydraulic modelling to confirm capacities, optimize alignments, and validate climate change assumptions.

2. Enhance Hydrologic and Groundwater Monitoring

Continued hydrometric monitoring, groundwater level tracking, and precipitation data collection are recommended to reduce uncertainty in runoff volumes and dewatering estimates. These data should be incorporated into updated site water balance models as the project progresses.

3. Expand Water Quality Characterization

Additional sampling and analysis of contact water, waste rock, and pit inflows are recommended to confirm geochemical assumptions, verify the low acid rock drainage/ metal leaching (ARD/ML) risk profile, and ensure that passive treatment systems will remain effective under full mining conditions.
4. Conduct Settling Pond Optimization Studies

Bench or pilot scale testing of sedimentation performance may be beneficial to refine settling pond sizing, sludge management expectations, and ammonia removal efficiency. This will support confirmation of regulatory discharge criteria and operational reliability.

5. Evaluate Future Treatment Requirements

While the current design relies on passive settling, it is recommended that high level alternatives for supplemental treatment (e.g., active ammonia reduction, filtration, polishing steps) be evaluated to understand potential future requirements, costs, and site feasibility.

6. Review and Integrate Legacy Infrastructure Performance

Further assessment of the water management infrastructure is advised to confirm long term integrity, seepage behavior, and suitability for ongoing water management functions as part of the combined site network

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26.6 Environment, Permitting and Social and Community Engagement

26.6.1 Water Management

• Integrate stockpile toe-seepage estimates into site-wide water-management infrastructure design, including perimeter ditching and sedimentation pond sizing.

• Advance development of comprehensive water management plans addressing pit dewatering, surface-water diversions, groundwater inflows, sedimentation pond operation, and closure-stage drainage conditions.

• Develop water-level management plans for Fox Pond and Camp Pond at Stog'er Tight, including pre-lowering strategies for Gabbro Pit and Pit 278 where required to avoid uncontrolled drawdown.

26.6.2 Fisheries Act and Pond Interaction Considerations

• Initiate engagement with Fisheries and Oceans Canada (DFO) regarding potential Fisheries Act authorizations associated with water-level changes at Fox Pond and Camp Pond, including the requirement for fish salvage and offsetting plan.

• Maintain existing habitat offset measures at Pine Cove and integrate updated monitoring results into mine water and closure planning activities.

26.6.3 Environmental Baseline and Geochemical Programs

• Continue environmental baseline updates for terrestrial, aquatic, hydrological, hydrogeological, and geochemical parameters to support future permitting and EA requirements, as applicable.

• Expand geochemical testing of waste rock, ore, tailings, and contact-water pathways as mine development progresses to support refinement of ML/ARD management strategies.

• Continue long-term monitoring at Pine Cove under the MDMER, including effluent chemistry, toxicity testing, and receiving-environment monitoring.

• Establish/maintain routine tracking of discharge volumes and effluent quality parameters at Hammerdown/Orion and Stog'er Tight to identify when site conditions meet the applicability criteria under the MDMER and initiate required planning for compliance obligations once thresholds are approached.

26.6.4 Permitting and Regulatory Planning

• Prepare a new provincial EA registration for Orion, supported by required baseline data updates.

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• Update and resubmit the Development Plan, Operational Plan, and RCP (including Pit 278) for Stog'er Tight prior to recommencing mining and obtain required Certificates of Approval for modified site infrastructure.

• Maintain compliance with applicable legislation, including the Fisheries Act, Water Resources Act, and Environmental Protection Act.

26.6.5 Stakeholder, Indigenous, and Regulator Engagement

• Continue engagement with regulators, Indigenous groups, and local communities in support of permitting, refinement of environmental-management measures, and planning for future phases of development.

• Provide regular opportunities for stakeholder input on mine planning, water-management design, closure measures, and environmental monitoring programs.

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• Mitton, B., 2005. Assessment Report on Prospecting, Rock/Core/Stream Sediment Geochemistry, Line-cutting, Diamond Drilling, Helicopter-borne Geophysical Survey (VTEM and Magnetometer) - Green Bay Gold Project, Mineral Licences 9621M, 9622M, 9838M and 9969M NTS 12H/09, Springdale Peninsula, NL for Cornerstone Resources Inc. and Thundermin Resources Inc. (JV).

• Moore, P.J., and Mullen, D.V. 2002. Report of Work Green Bay Project (2323 & 2327), Springdale, Newfoundland, Pole-Dipole IP Geophysical Surveys, Diamond Drilling, Ground Staked Licences 4105, 4824, 4857, 4870, & 4330; Anglo American Exploration (Canada) Ltd Assessment Report, 29 p.

• Moore, P.J., Mullen, D.V., and House, S. 2002. Report on Work, Green Bay Project, Springdale, Newfoundland - Geological Mapping, Outcrop Lithogeochemical Sampling, Linecutting, Soil Geochemical Sampling, Borehole and Surface Pulse EM Surveys, Airborne Geophysical Surveys, Ground VLF-EM, HLEM, and Magnetometer Surveys, Pole-Dipole IP Geophysical Surveys, Diamond Drilling, Licenses 4105, 4330, 4420, 4421, 4595, 4824, 4841, 4857, 4870, 4775M, 5135M, 5581M, 5717M, 5718M, 5739M, 7580M, 7581M, 7582M, 8316M, & 8317M, Hudson Bay Exploration and Development Co. Ltd. Assessment Report 32 p.

• MRC (2025) Maritime Resources Corporation. Pine Cove Mine - Development Plan Amended June 26, 2025.

• NLDECC (Newfoundland and Labrador Department of Environment, Climate Change and Municipalities). 2001. Policy for Development in Wetlands. Issued June 2, 1997, re-issued January 17, 2001.

• NLDEM (Newfoundland and Labrador Department of Energy and Mines). No date. Guidelines to the Mining Act. Available online: https://www.gov.nl.ca/iet/files/department-guidelines.pdf

• Norton, C., Kahlert, B.H., 2012. Assessment report - 2011 diamond drill program for the Green Bay Property (Orion Gold Project); Mineral Licenses: 9813M and 15579; King's Point Area, NTS 12H/08, 09, Newfoundland & Labrador for Commander Resources Ltd. and Maritime Resources Corp. Assessment File 12H/09/2215. 288 p.

• O'Brien, B.H., 2010, Stratigraphy of the type area of the Early Ordovician Catchers Pond Group, southwestern Green Bay (NTS 12H/9 map area), Newfoundland: Current Research, Newfoundland and Labrador Department of Natural Resources, Geological Survey, Report 10-1, pp. 303-314.

• O'Brien, B.H., and Dunning, G.R. 2014. Lithostratigraphy Status of the Hammerdown Basalt of the Western Notre Dame Bay Volcanic Belt, King's Point Area (NTS Map Area 12H/9), Newfoundland, Current Research (2014) Newfoundland and Labrador Department of Natural Resources Geological Survey, Report 14-1, pp. 155-188.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	532
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• PAANL (Protected Areas Association of Newfoundland and Labrador). 2008a. Central Newfoundland Forest: 2a North-central subregion Available online: https://www.gov.nl.ca/ecc/files/natural-areas- pdf-island-2a-north-central.pdf

• PAANL (Protected Areas Association of Newfoundland and Labrador). 2008b. North Shore Forest: 3.

Available online: https://www.gov.nl.ca/eccc/files/publications-parks-ecoregions-island-3-north- shore-forest.pdf

• Pawlukiewicz, M., 2019, Hydrothermal reconstruction and lithogeochemistry of the Argyle Orogenic Gold Deposit, Baie Verte, Newfoundland. Master Thesis. Department of Earth Sciences, Memorial University of Newfoundland, 426 p.

• Pelton, W. H., Ward, S. H., Hallof, P. G., Sill, W. R., & Nelson, P. H. 1978. Mineral discrimination and removal of inductive coupling with multi-frequency IP. Geophysics, 43(3), pp. 588-603.

• Peters, L.J., 2016. National Instrument 43-101 Technical Report on the King's Point Polymetallic Project, Green Bay Area, Newfoundland for Inovent Capital Inc. September 2016. 81 p.

• Pilgrim, L., 2010, Technical Report for the Orion Gold Green Bay Project, King's Point Area, NTS 12H/09, Newfoundland and Labrador for Commander Resources Ltd. and BMB Capital Corp. 108 p.

• Pilote, J.-L., Piercey, S., Brueckner, S. M, Grant, D., 2016, Resolving the relative timing of Au enrichment in volcanogenicmassive sulfide deposits using scanning electron microscopy-mineral liberation analyzer: empirical evidence from the Ming deposit, Newfoundland, Canada: Economic Geology v. 111, pp. 1495-1508.

• Piña, R., 2014, The Ni-Cu-(PGE) Aguablanca Ore Deposit (SW Spain). Springer, 92 p.

• Pitman, C., Cullen, M., and Harrington, M., 2020. NI 43-101 Technical Report, Mineral Resource and Mineral Reserve update on the Point Rousse project, Baie Verte, Newfoundland and Labrador, Canada: Anaconda Mining, 300 p.

• Point Rousse Marine Terminal Ltd. 2025. Point Rousse - Port Expansion Project, Initial Project Description and Environmental Assessment Registration Document. October 2025. Available online at: env_assessment_y2025_2379-Registration-Document.pdf

• Puritch, et. al., 2010, Mining and Economic Analysis of the Deer Cove Project, Baie Verte Newfoundland. P&E Mining Consultants prepared for Tenacity Gold Mining Co. Ltd.

• Qalipu (Qalipu Mi'kmaq First Nation). 2020. Collection of Current Land Use and Aboriginal

• Ramezani, J., 1992. The geology, geochemistry and U-Pb geochronology of the Stog'er Tight Gold Prospect, Baie Verte Peninsula, Newfoundland: Unpublished M.Sc. thesis, Memorial University of Newfoundland, St. John's, 256 p.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	533
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Ramezani, J., Dunning, G. R., and Wilson, M., 2000, Geologic Setting, Geochemistry of Alteration, and U-Pb Age of Hydrothermal Zircon from the Silurian Stog'er Tight Gold Prospect, Newfoundland Appalachians, Canada. Exploration and Mining Geology, v. 9(3-4), pp. 171-188.

• Richard H. Sillitoe, Jeffrey W. Hedenquist, 2005. "Linkages between Volcanotectonic Settings, Ore- Fluid Compositions, and Epithermal Precious Metal Deposits", Volcanic, Geothermal, and Ore- Forming Fluids: Rulers and Witnesses of Processes within the Earth, Stuart F. Simmons, Ian Graham.

• Ridley, J.R. and Diamond, L.W., 2000, Fluid chemistry of orogenic lode-gold deposits and implications for genetic models. Gold in 2000: Reviews in Economic Geology, Hagemann, S.G. & Brown, P. (Eds.), Society of Economic Geologists, 13, pp. 265 - 290.

• Ritcey, D.H., Wilson, M.R., and Dunning, G.R. 1995, Gold mineralization in the Paleozoic Appalachian Orogen: constraints from geologic, U-Pb and stable isotope studies of the Hammerdown prospect, Newfoundland. Economic Geology, 90, pp. 1955-1965.

• Robert, F., 1990. Structural setting and control of gold-quartz veins of the Val d'Or area, southeastern Abitibi subprovince, in Ho, S.E., Robert, F., and Groves, D.I., eds., Gold and Base-Metal Mineralization in the Abitibi Subprovince, Canada, with Emphasis on the Quebec Segment: University of Western Australia, Short Course Notes, v. 24, pp. 167-210.

• Roderick, S. 1960. Report on Anglo American joint venture at the Kings Point-Rendell Jackman property, Newfoundland. British Newfoundland Exploration Limited and Anglo-American Corporation of Canada Exploration Limited Unpublished report [GSB# 012H/09/0284].

• Sandeman, H., Honsberger, I., Camacho, A., 2022, Overview of age constraints for gold mineralization in central and western Newfoundland and new 40Ar/39Ar ages for muscovite from selected auriferous zones. Atlantic Geoscience, v. 58, pp. 267-289.

• SEM, 2024. Pine Cove Pit Survey. Drawing No. 276-001-02, Rev A. November 19.

• Shanks WC, Pat SIII et Thurston R. 2012. Volcanogenic massive sulfide occurrence model. US Department of the Interior, US Geological Survey, 345 p.

• Signal Gold (2022) Stog'er Tight Development Plan Update. September 30, 2022.

• Signal Gold, 2022, NI 43-101 Technical Report, Mineral Resources and Mineral Reserve update on the Point Rousse Project, September 30, 2022.

• Signal Gold. 2022a. 2022 NI 43-101 Technical Report, Mineral Resource and Mineral Reserve Update on the Point Rousse Project. December 20, 2022.

• Signal Gold. 2022b. Pine Cove Rehabilitation and Closure Plan: July 2022 Update.

• Skulski, T., Castonguay, S., Kidd, W.S.F., McNicoll, V.J., van Staal, C.R., and Hibbard, J.P., 2015. Geology, Baie Verte and parts of Fleur de Lys, Newfoundland and Labrador, NTS 12-H/16 and part of NTS 12-I/1: Geological Survey of Canada, Canadian Geoscience Map 159, scale 1:50000. doi:10.4095/295865.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	534
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Skulski, T., Castonguay, S., McNicoll, V., van Staal, C., Kidd, W., Rogers, N., Morris, W., Ugalde, H., Slavinski, H., and Spicer, W., 2010, Tectonostratigraphy of the Baie Verte oceanic tract and its ophiolite cover sequence on the Baie Verte Peninsula: Geological Survey, Newfoundland and Labrador Department of Natural Resources, Current Research, Report 10-1, pp. 315-337.

• Skulski, T., Castonguay, S., van Staal, C.R., Rogers, N., McNicoll, V., Kerr, A., and Escayola, M., 2009. Baie Verte Peninsula: An evolving geological story: Annual field trip, Geological Association of Canada Newfoundland and Labrador Section, 76 p.

• Skulski, T., McNicoll, V., Whalen, J.B., Moussallam, Y., Dunning, G., Castonguay, S., Cawood, P., Kidd, W.S.F., van Staal, C., 2012, Subduction to slab-break-off transition recorded in the timing, composition and setting of early Silurian volcano-plutonic complexes, Baie Verte Peninsula, Newfoundland; Geological Association of Canada-Mineralogical Association of Canada, Program with Abstracts, St. John's, Newfoundland, May 27-29, 2012, v.35, p.128.

• SRK Consulting (UK) Limited (SRK). 2022. Waste Rock Geochemical Characterization of the Hammerdown Gold Project, Newfoundland and Labrador, Canada. August.

• SRK Consulting (UK) Limited (SRK). 2025. Pine Cove Project Pit Lake Evaluation. April 11, 2025.

• Stantec. 2011. Pine Cove Gold Mine MMER Phase 1 EEM Biological Studies. Prepared for Anaconda Gold Inc. Baie Verte NL. 84 p.

• Stantec. 2017a. Terrestrial and Aquatic Baseline Program, Hammerdown Underground Gold Mine Re-activation, Final Report.

• Stantec. 2017b. Surface Water and Water Quality Baseline Report, Hammerdown Underground Gold Mine Re-activation, Final Report.

• Stantec. 2017c. Baseline Air Quality Monitoring Report, Hammerdown Underground Gold Mine Re- activation, Final Report.

• Stantec. 2021. Anaconda Mining: Stog'er Tight Expansion Baseline Hydrogeology Assessment (Draft for Client Review). November 18, 2021.

• Stantec. 2022a. Point Rousse Project - Terrestrial Baseline Study, 2021 Rare Plants Survey.

• Stantec. 2022b. Stog'er Tight Expansion Project - 278 Open Pit Mine Environmental Registration.

• Stantec. 2022c. Avifauna Baseline Study, Results of the 2021 Avifauna Surveys.

• Stantec. 2022d. 2020/2021 Aquatic Habitat and Hydraulic Study Technical Data Report. Stog'er Tight Expansion Project - 278 Open Pit Mine. July 21, 2022.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	535
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• Stantec. 2023. Pointe Rousse Project - Addendum Interpretive Report for MDMER Phase 5 EEM. December 4, 2023.

• Stantec. 2025. Pointe Rousse Project - Study Design of MDMER Phase 6 EEM. March 11, 2025.

• Stuart F. Simmons, Noel C. White, David A. John, 2005. "Geological Characteristics of Epithermal Precious and Base Metal Deposits", One Hundredth Anniversary Volume, Jeffrey W. Hedenquist, John F. H. Thompson, Richard J. Goldfarb, Jeremy P. Richards.

• Swinden, H.S. 1991. Paleotectonic settings of volcanogenic massive sulphide deposits in the Dunnage Zone, Newfoundland Appalachians. CIM Bulletin, February 1991, pp. 59-69.

• Swinden, H.S., Evans, D.T.W. and Kean, B.F., 1991, Metallogenic framework of base and precious metal deposits, central and western Newfoundland; Geological Survey of Canada, Open File Report 2156, 245 p.

• Szybinski, Z. A., 2003, Report on the structural setting of the Hammerdown mine in the King's Point are, Springdale Peninsula, central Newfoundland. Internal unpublished report, Richmont Mines.

• Szybinski, Z. A., and Jenner, G. A. 1989. Paleotectonic settings of the Ordovician volcanic rocks in the northwestern Dunnage Zone, Newfoundland. Geological Association of Canada - Mineralogical Association of Canada, Program with Abstracts, vol. 13, p. A40.

• Taylor, B.E., 2007, Epithermal gold deposits, in Goodfellow, W.D., ed., Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, pp. 113-139.

• Thurlow, J G and Jagodits, F L. 1998. Third- and fifth-year assessment report on geological, geochemical, geophysical and diamond drilling exploration for licence 4330 on claim 17006 and licence 4595 on claim 17159 in the Goldfish Pond area, near Kings Point, north-central Newfoundland, 2 reports. Phelps Dodge Corporation of Canada Limited and Ionex Limited. Assessment File 12H/1598.

• Thurlow, J G. 1997. Second year supplementary assessment report on diamond drilling exploration for licence 4595 on claim 17159 in the Goldfish Pond area, near Kings Point, northcentral Newfoundland. Phelps Dodge Corporation of Canada Limited. Assessment File 12H/09/1602.

• Thurlow, J. Geoffrey. 1996. The Green Bay Properties, Central Newfoundland. A Review of Mineral Potential with Recommendations., Prepared for Major General Resources Ltd., by VMS Consultants Inc, 46 p.

• Town of King's Point. 2019. Town of King's Point Resource Guide. Letter from Town of King's Point to Maritime Resources Corp., June 12, 2019.

• Upadhyay, H.D., 1973, The Betts Cove ophiolite and related rocks of the Snooks Arm Group, Newfoundland: Ph.D. thesis, Memorial University of Newfoundland, St. John's, Newfoundland, 248 p.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	536
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

• van Staal, C.R., and Barr, S.M., 2012. Lithosphere architecture and tectonic evolution of the Canadian Appalachians and associated Atlantic margin: Chapter 2 in Tectonic Styles in Canada: The LITOPROBE Perspective, edited by J.A. Percival, F.A. Cook, and R.M. Clowes: Geological Association of Canada, Special Paper 49, pp. 41-95.

• van Staal, C.R., Chew, D.M., Zagorevski, A., McNicoll, V., Hibbard, J., Skulski, T., Castonguay, S., Escayola, M.P., and Sylvester, P.J., 2013. Evidence of Late Ediacaran hyperextension of the Laurentian Lapetan margin in the Birchy Complex, Baie Verte Peninsula, northwest Newfoundland: implications for the opening of Iapetus, formation of peri-Laurentian microcontinents and Taconic- Grampian orogenesis: Geoscience Canada, v. 40, pp. 94-117.

• van Staal, C.R., Whalen, J.B., McNicoll, V.J., Pehrsson, S.J., Lissenberg, C.J., Zagorevski, A., van Breemen, O., and Jenner, G.A. 2007, The Notre Dame arc and the Taconic Orogeny in Newfoundland. In 4-D Framework of Continental Crust. Edited by J. Hatcher, Jr., M.P. Carlson, J. H. McBride, and J.R. Martinez Catalan. Geological Society of America, Memoir 200, pp. 511-552.

• Waldron, J.W.F., Anderson, S.D., Cawood, P.A., Goodwin, L.B., Hall, J., Jamieson, R.A., Palmer, S.E., Stockmal, G.S., and Williams, P.F., 1998. Evolution of the Appalachian Laurentian margin: Lithoprobe results in western Newfoundland: Canadian Journal of Earth Sciences, v. 11, pp. 1271- 1287.

• Weidelt, P. 1982. Responses of polarizable targets to transient electromagnetic fields. Geophysics, 47(9), pp. 1325-1330.

• White, N. C., & Hedenquist, J. W. (1990). Epithermal environments and styles of mineralization: variations and their causes, and guidelines for exploration. Journal of geochemical exploration, 36(1- 3), pp. 445-474.

• Williams, H. 1979. Appalachian Orogen in Canada. Canadian Journal of Earth Sciences, Tuzo Wilson Volume, vol. 16, pp. 792-807.

• Williams, H. and St. Julien, P., 1982, The Baie Verte Brompton Line: Early Paleozoic continent ocean interface in the Canadian Appalachians; in St. Julien, P., and Beland, J., eds., Major Structural zones and faults of the northern Appalachians: Geological Association of Canada, Special Paper No. 24, pp. 177-208.

• Williams, H., 1979, Appalachian orogen in Canada: Canadian Journal of Earth Sciences, v. 16, pp. 792-807.

• Williams, H., 1995, Geology of the Appalachian-Caledonian Orogen in Canada and Greenland: Geological Survey of Canada, Ottawa, Ontario, Canada, 944 p.

• Williams, H., Colman-Sadd, S.P., and Swinden, H.S., 1988. Tectonic-stratigraphic subdivisions of central Newfoundland: Current Research, Part B, Geological Survey Canada, Paper 88-1B, pp. 91- 98.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	537
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• Williams, H., Dehler, S. A., Grant, A. C., & Oakey, G. N., 1999, Tectonics of Atlantic Canada. Geoscience Canada, 26(2).

• WSP, 2020, Hammerdown Gold Project Preliminary Economic Assessment, prepared for Maritime Resources Corp., dated April 15, 2020.

• Ybarra, S., 2019. Hydrothermal alteration and lithogeochemistry of the Pine Cove orogenic gold deposit, Baie Verte Peninsula, Newfoundland, Canada: Unpublished M.Sc. thesis, St. John's, Newfoundland and Labrador, 172 p.

• Ybarra, S., 2020, Lithogeochemistry and Hydrothermal Alteration of the Pine Cove Orogenic Gold Deposit, Baie Verte Peninsula, Newfoundland, Canada. Master Thesis. Department of Earth Sciences, Memorial University of Newfoundland, 124 p.

• Zagorevski, A., van Staal, C.R., McNicoll, V., Rogers, N., and Valverde-Vaquero, P. 2008, Tectonic architecture of an arc-arc collision zone, Newfoundland Appalachians. In Draut A., Clift P. and Scholl D., ed., Formation and Applications of the Sedimentary Record in Arc-Collision Zones. Geological Society of America, Special Paper 346, pp. 309-334.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	538
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

28. QP Certificates

Hammerdown Gold Project
Newfoundland & Labrador, Canada	539
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Stephen Coates, P.Eng.

I, Stephen Coates, P. Eng., of Evomine Consulting Inc., Beloeil, Quebec, do hereby certify:

• I am a Senior Mining Engineer with Evomine, with a business address at 419 des Hirondelles, Beloeil, Quebec, Canada, J3G 6G8.

• This certificate applies to the technical report entitled "Hammerdown Gold Project, Preliminary Economic Assessment Technical Report", with an effective date of February 18, 2026 (the "Technical Report").

• I am a graduate of McGill University, with a B. Eng. in Mining Engineering, 2013.

• I am a member of PEGNL with License number of 12035. My relevant experience includes over ten years of experience in mining operations, technical study delivery, due diligence, mine financing, business development, and strategic development.

• I have read the definition of "Qualified Person" as set out in National Instrument 43-101 Standards of Disclosure for Mineral Properties ("the Instrument") and certify that by reason of my education, affiliation with a professional association (as defined in the Instrument), and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of the Instrument.

• My most recent personal inspection of the Hammerdown Gold Project was between February 3rd to 6th, 2026 inclusive.

• I am responsible for Sections 1.13.3, 1.22.3, 1.23.2, 1.24.5, 16.1, 16.4, 16.5, 16.6, 16.7, 16.8, 18.9, 21.3.2, 21.4.1, 25.2, 26.3, and relevant sub-sections in Section 1 of the Technical Report.

• I am independent of New Found Gold Corp. as defined by Section 1.5 of the Instrument.

• I have no prior involvement with the Hammerdown Gold Project that is the subject of the Technical Report.

• I have read the Instrument, and the Technical Report has been prepared in compliance with the Instrument.

• As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and stamped this 16th day of March, 2026 in Beloeil, Quebec.

Original signed and stamped by
_______________________________________________
Stephen Coates, P. Eng.
Senior Mining Engineer
Evomine Consulting Inc.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	540
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Christian Beaulieu, MSc., P.Geo.

I, Christian Beaulieu, P.Geo., of St-Philippe, Québec do hereby certify:

• I am a Mineral Resource Geologist with Minéralis Consulting Services, with a business address at 255 Marthe, St-Philippe, Québec, Canada, J0L 2K0.

• This certificate applies to the technical report entitled "Hammerdown Gold Project, Preliminary Economic Assessment Technical Report, Newfoundland & Labrador, Canada", with an effective date of February 18, 2026 (the "Technical Report").

• I graduated from the Université du Québec à Montréal, Canada with a B.Sc. (Geology) in 2006, and from the Université du Québec à Montréal, Canada with a M.Sc. in Earth Sciences (Mineral Geology) in 2010.

• I am a Professional Geologist registered in good standing with the "Ordre des géologues du Québec" (OGQ-Licence: 1072) and with the "Professional Engineers and Geoscientists of Newfoundland & Labrador" (PEGNL-Licence: 10653). I have worked as a geologist for a total of 16 years since my graduation. I have practiced my profession continuously since 2009 and have extensive experience in geology and Mineral Resource estimation for various commodities in Canada, South America and West Africa. Prior relevant experience includes participating in mining technical studies for the following projects: Oko West project in Guyana, Tocantinzinho project in Brazil, Tassiri Project in Burkina Faso, Marban Project in Québec, Queensway Gold in Newfoundland, La Plata Project in Ecuador, and several gold resource estimation due diligence and peer reviews.

• I have read the definition of "Qualified Person" as set out in National Instrument 43-101 Standards of Disclosure for Mineral Properties ("the Instrument") and certify that by reason of my education, affiliation with a professional association (as defined in the Instrument), and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of the Instrument.

• My most recent personal inspection of the Hammerdown Project was between October 15 and October 16, 2025 inclusive. I also conducted a previous personal inspection of the Project between May 12 and May 13, 2025 inclusive.

• I am responsible Sections 4.1 to 4.5, 5, 6, 7.1, 7.2, 8.1, 10.1, 10.2, 11.0, 11.1.1 to 11.1.6, 12, 14.0, 14.1, 23, 25.1.1, and 26.1.1, and relevant sub-sections pertaining to the Hammerdown deposit of Section 1 of the Technical Report.

• I am independent of New Found Gold Corp. as defined by Section 1.5 of the Instrument.

• I have no prior involvement with the Hammerdown Project that is the subject of the Technical Report.

• I have read the Instrument, and the Technical Report has been prepared in compliance with the Instrument.

• As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and stamped this 16th day of March, 2026 at St-Philippe, Québec.

Original signed and stamped by
_______________________________________________
Christian Beaulieu, MSc, PGeo
Mineral Resource Geologist
Minéralis Consulting Services

Hammerdown Gold Project
Newfoundland & Labrador, Canada	541
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Mike Levy, P.Eng.

I, Mike Levy, P.Eng., do hereby certify that:

• I am employed as Geotechnical Manager with JDS Energy & Mining Inc. with an office at Suite 900 - 999 West Hastings St, Vancouver, BC V6C 2W2.

• This certificate applies to the Technical Report titled "Hammerdown Gold Project Preliminary Economic Assessment Project, Newfoundland & Labrador, Canada", with an effective date of February 18, 2026 (the "Technical Report, prepared for New Found Gold Corp.

• I hold a bachelor's degree (B.Sc.) in Geology from the University of Iowa in 1998 and a Master of Science degree (M.Sc.) in Civil-Geotechnical Engineering from the University of Colorado in 2004.

• I am a registered Professional Engineer (P.Eng.) in the provinces of Newfoundland & Labrador (#11271). I am a current member of the Society for Mining, Metallurgy & Exploration (SME) and the American Society of Civil Engineers (ASCE). I have practiced my profession continuously for 26 years (since 1999) and have been involved in numerous mining geotechnical projects across the Americas.

• I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

• I personally visited the Hammerdown property that is the subject to the Technical Report on November 9, 2020. I have not visited the Stog'er Tight property.

• I am responsible for the preparation of Sections 1.13.1 and 16.2 of the Technical Report.

• I have not had prior involvement with the property that is the subject of the Technical Report.

• I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

• I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

• As of the effective date of the technical report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 18, 2026

Signing Date: March 16, 2026

Original signed and stamped by
_______________________________________________
Mike Levy, P.Eng.
Geotechnical Manager
JDS Energy & Mining Inc.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	542
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Chafana Hamed Sako, P.Geo.

I, Chafana Hamed Sako, P.Geo., MA Sc (OGQ No. 02336, PEGNL No.12301), do hereby certify that:

  I am employed as Geologist, Mineral Resource Estimation by Probe Gold, located at 56 Temperance Street, Suite 1000, Toronto, Ontario, Canada, M5H 3V5. At the time of the study, I was employed by Norda Stelo located at Centre d'affaires Henri-IV, 1015, av. Wilfrid-Pelletier, Québec, QC, G1W 0C4.

  This certificate applies to the report entitled “Hammerdown Gold Project Preliminary Economic Assessment Project, Newfoundland & Labrador, Canada”, with an effective date of February 18, 2026. The Technical Report was prepared for Maritime Resources Corp. (the “issuer”).

  I graduated from Institut National Polytechnique Félix Houphouet-Boigny (Yamoussoukro, Ivory Coast) with a bachelor’s degree in mining and Geology obtained in 2009 and a Technical Engineering degree in Mining and Hydrocarbon obtained in 2012. In addition, I graduated from Polytechnique Montréal (Montréal, Québec) with a Master of Applied Science (MA Sc) degree in Mineral Engineering in 2022.

  I am a member of the Ordre des Géologues du Québec (OGQ No. 02336) and of the Professional Engineers and Geoscientists of Newfoundland and Labrador (PEGNL No. 12301).

  I have practised my profession in mineral exploration, geological database management, mine geology and resources geology for a total of 13 years since graduating from university. I acquired my expertise with Perseus Mining Limited. I worked on various Perseus projects in the Ivory Coast, including the Sissingué gold project (exploration and mine geology), the Bele gold project (exploration), and the Yaouré gold project (database management and geology modelling as part of the project development campaign). I have been a geologist in Mineral Resources estimation for Norda Stelo Inc. since May 2022 until January 2026.

  I have read the definition of a qualified person (“QP”) set out in Regulation 43 101/National Instrument 43 101 (“NI 43 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a QP for the purpose of NI 43 101.

  I have not visited the property for the purpose of the Technical Report.

  I am a co-author of and share responsibility for Section 1.5.2, 1.6.2, 1.8.2, 1.9.2, 1.10.2, 1.12.3, 1.22.1, 1.23.1, 10.3, 11.1.7, to 11.1.8, 14.2, 14.3, 25.1.2, and 26.1.2, and other relevant sub-sections of Section 1, pertaining to the Orion deposit.

  I confirm that I am independent of the issuer, having applied the test in Section 1.5 of NI 43 101.

  I have had no prior involvement with the property that is the subject of the Technical Report.

  I have read NI 43 101, and the items of the Technical Report I am responsible for have been prepared in compliance with that instrument.

  As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed this 16th day of March 2026 in Longueuil, Quebec, Canada.

Original signed and stamped by
_______________________________________________
Chafana Hamed Sako, P.Geo.
Geologist
Norda Stelo Inc.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	543
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

James Guiraud, P.Geo.

I, James Guiraud, P.Geo., Ph.D. (OGQ No. 02336, PEGNL No.12315), do hereby certify that:

• I am employed as Geologist by Norda Stelo located at Centre d'affaires Henri-IV, 1015, av. Wilfrid-Pelletier, Québec, QC, G1W 0C4.

• This certificate applies to the report entitled "Hammerdown Gold Project, Preliminary Economic Assessment Technical Report, Newfoundland & Labrador, Canada", (the "Technical Report") with an effective date of February 18, 2026. The Technical Report was prepared for Maritime Resources Corp. (the "issuer").

• I obtained a Bachelor's degree in Earth and Environment (University of Poitiers) in 2011, a Master's degree in Earth and Environmental Sciences (University of Orléans) in 2013, a DESS in Exploration and Management of Non-Renewable Resources (Université du Québec à Montréal (UQAM)) in 2014, a PhD in Earth Sciences (UQAM) in 2021.

• I am a member of the Ordre des Géologues du Québec (OGQ No. 02336) and of the Professional Engineers and Geoscientists of Newfoundland and Labrador (PEGNL No. 12315).

• I have practised my profession in mineral exploration and geological consultation for a total of 13 years since graduating from university. I acquired my expertise as a lecturer at the University of Guyana, exploration geologist at Orea Guyane, project manager geologist at Stelmine Canada, and consultant geologist at Radisson Mining Resources, project manager geologist at Cygnus Metals. I have been a geologist for Norda Stelo Inc. since July 2025.

• I have read the definition of a qualified person ("QP") set out in Regulation 43 101/National Instrument 43 101 ("NI 43 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a QP for the purpose of NI 43 101.

• I have visited the Stog'er Tight property between October 5 to 10, 2025, for the purpose of the Technical Report.

• I am a co-author of and share responsibility for Sections 1.5.3, 1.6.3, 1.7, 1.8.3, 1.9.3, 1.10.3, 1.12.4, 1.22.1, 1.23.1, 7.2, 7.3, 8.1.2, 8.2, 8.3, 9, 10.4, 10.5, 11.2, 12.2, 25.1.3 and 26.1.3, and relevant sub-sections of Section 1, pertaining to the Stog'er Tight deposit.

• I confirm that I am independent of the issuer, having applied the test in Section 1.5 of NI 43 101.

• I have had no prior involvement with the property that is the subject of the Technical Report.

• I have read NI 43 101, and the items of the Technical Report I am responsible for have been prepared in compliance with that instrument.

• As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed this 16th day of March, 2026 in Quebec, Quebec, Canada.

Original signed and stamped by
_______________________________________________
James Guiraud, P.Geo., Ph.D. (OGQ No. 02336, PEGNL No.12315)
Geologist
Norda Stelo Inc.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	544
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Stacy Freudigmann, P.Eng.

I, Stacy Freudigmann, P.Eng., of North Vancouver, British Columbia do hereby certify:

• I am a Principal with Canenco Consulting Corp., with a business address at PO Box 38717, North Vancouver, BC, Canada, V7M3N1.

• This certificate applies to the technical report entitled "Hammerdown Gold Project, Preliminary Economic Assessment", with an effective date of February 18, 2026 (the "Technical Report").

• I am a graduate of the graduate of James Cook University with a B.Sc.(Hons) in Industrial Chemistry (1996) and Curtin University, Western Australia School of Mines with a Grad.Dip. Metallurgy (1999).

• I am a Professional Engineer (P.Eng. Permit #N1125) registered with the Professional Engineers and Geoscientists of Newfoundland & Labrador. I am a Professional Engineer (P.Eng. License #33972) registered with the Association of Professional Engineers, Geologists of British Columbia. I am a Member of the Canadian Institute of Mining and Metallurgy and a Fellow of the Australasian Institute of Mining and Metallurgy. I have been involved in mining since 1996 and have practiced my profession continuously since then. I have held senior process and metallurgical production and technical positions in mining operations in Canada and Australia. I have worked as a consultant for over fifteen years and have performed metallurgical management, process management, project management, cost estimation, scheduling and economic analysis work for numerous engineering studies and technical reports on projects located in Latin America, Europe, UK, Asia Pacific, USA and Canada.

• I have read the definition of "Qualified Person" as set out in National Instrument 43-101 Standards of Disclosure for Mineral Properties ("the Instrument") and certify that by reason of my education, affiliation with a professional association (as defined in the Instrument), and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of the Instrument.

• My most recent personal inspection of the Pine Cove Mill was between April 15 & 16, 2019 inclusive.

• I am responsible for Sections 1.11, 1.18 (Crush & Sort), 1.24.4, 1.24.6, 13,17.2, 21.2.5, 21.2.8, 21.2.9, 21.4.4, 25.3, and 26.4 of the Technical Report.

• I am independent of the issuer as defined by Section 1.5 of the Instrument.

• I have had prior involvement with the Hammerdown Project that is the subject of the Technical Report. I have been a QP in the previous two technical reports.

• I have read the Instrument, and the Technical Report has been prepared in compliance with the Instrument.

• As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and stamped this 16th day of March 2026 at North Vancouver, BC.

Original signed and stamped by
_______________________________________________
Stacy Freudigmann, P.Eng.
Principal
Canenco Consulting Corp.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	545
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Sheldon H. Smith, P.Geo.

I, Sheldon Smith, P.Geo., of Aurora, Ontario do hereby certify:

• I am a Senior Hydrologist with Stantec Consulting Ltd., with a business address at 300-125 Commerce Valley Drive West, Markham, Ontario, Canada L3T 7W4.

• This certificate applies to the technical report entitled "New Found Gold Corp. Hammerdown Gold Project Preliminary Economic Assessment Technical Report, Newfoundland and Labrador, Canada", with an effective date of February 18, 2026 (the "Technical Report").

• I am a graduate of the Memorial University of Newfoundland in St. John's, NL in 1994 with a B.Sc.(H) in Physical Geography and the University of Waterloo, Waterloo, ON in 1998 with a Master of Environmental Studies.

• I am a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador and License 07606. My relevant experience for the purpose of the Technical Report includes 30 years of mine environmental and water management from over 40 similar studies or projects including Vale at more than 25 locations in Canada and South America, Glencore, Newmont, Barrick, Newfound Gold, Firefly Metals, Alderon Iron Ore, Century Iron Mines, Altius Resources, Palladin/Aurora Energy, Atlantic Gold, Trevali, Thomas Resources, Marathon Gold (Equinox), Canada Nickel, Premier Gold, Greenstone Gold (Equinox), Alamos, Wesdome, Norcliff Resources, DeBeers, Richmont, Ontario Graphite, Northern Graphite, Ferromin Inc., KGHM, Pan American Silver, Signal Gold, Generation PGM, Treasury Metals, Clean Air Metals, Matador Mining, Wallbridge, NorthX, Magna Mining, McEwen Mining, Kinross and others.

• I have read the definition of "Qualified Person" as set out in National Instrument 43-101 Standards of Disclosure for Mineral Properties ("the Instrument") and certify that by reason of my education, affiliation with a professional association (as defined in the Instrument), and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of the Instrument.

• My most recent personal inspection of the Hammerdown Gold Project was between October 15-16, 2025 inclusive.

• I am responsible for Sections 4.6, 16.3, 20 and related disclosure in Sections 1, 21, 25, 26, and 27 of the Technical Report.

• I am independent of New Found Gold Corp. as defined by Section 1.5 of the Instrument.

• My prior involvement with the Hammerdown Gold Project was an environmental review conducted in Fall, 2025 in support of the acquisition of Maritime Resources.

• I have read the Instrument, and the Technical Report has been prepared in compliance with the Instrument.

• As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and stamped this 16th day of March 2026 at Aurora, Ontario.

Original signed and stamped by
_______________________________________________
Sheldon Smith, P.Geo.
Senior Hydrologist
Stantec Consulting Ltd.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	546
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

J. Alex Mcintyre, P.Eng.

I, Alex McIntyre, P.Eng., do hereby certify that:

• This certificate applies to the Technical Report entitled "Hammerdown Gold Project, Preliminary Economic Assessment Technical Report" with an effective date of 18 February, 2026, (the "Technical Report") prepared for New Found Gold Inc.

• I am employed as a Senior Engineer of Knight Piésold Ltd. with an office at 200 - 1164 Devonshire Ave, North Bay, Ontario, Canada, P1B 6X7.

• I am a graduate of the Carleton University, Bachelor of Engineering, Civil, 2007. I have practiced my profession continuously since 2007. My experience includes design and construction of tailings storage facilities including closure planning and cost estimation in projects located in Saskatchewan, Ontario, Nova Scotia, Newfoundland (Canada), Mexico, Cuba, United States

• I am a Professional Engineer in good standing with Professional Engineers & Geoscientists Newfoundland & Labrador (No. 07710).

• I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

• My most recent personal inspection of the Hammerdown Project, Pine Cove Site was on October, 28, 2025, and Stog'er Tight Site was on October 4, 2024.

• I am responsible for Sections 18.8.3, 18.10, 20.7 (Pine Cove and Stog'er Tight), 21.2.1 (Tailings), and 21.4.7 , and relevant sub-sections in Section 1 of the Technical Report.

• I am independent of the issuer and related companies applying all of the tests in Section 1.5 of the NI 43- 101.

• I have had no involvement with the property that is the subject of this Technical Report.

• As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

• I have read NI 43-101, and the Technical Report has been prepared in accordance with the instrument.

Signing Date: 16 March 2026

Original signed and stamped by
_______________________________________________
Alex McIntyre, P.Eng.
Senior Engineer
Knight Piésold Ltd.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	547
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Neil Lincoln, P.Eng.

I, Neil Lincoln, P.Eng. of Ottawa, Ontario do hereby certify:

• I am a Consulting Metallurgist with Lincoln Metallurgical Inc., with a business address at 1565 Lords Lanor Lane, Ottawa, Ontario, Canada, K4M 1K3.

• This certificate applies to the technical report entitled "Hammerdown Gold Project", with an effective date of February 18, 2026 (the "Technical Report").

• I am a graduate of the University of the Witwatersrand, South Africa, in 1994 with a Bachelor of Science in Metallurgy and Materials Engineering (Minerals Process Engineering) degree.

• I am a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador (PEGNL) and License# 08053.

• I have practiced my profession in the mining industry continuously since graduation. I have over 30 years experience as a metallurgist and study manager. I have sufficient relevant experience having worked on numerous projects ranging from scoping studies, prefeasibility and feasibility studies to project implementation related to mineral processing plants. My mineral processing commodity and unit operations experience includes precious metals, base metals and industrial minerals covering metallurgical test work to process plant design. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101. Select recent gold projects include: Tocantinzinho Gold Project (Feasibility Study/Detailed Design) for G Mining Ventures, Brazil; Cerro Blanco Gold Project (Feasibility Study) for Bluestone Resources, Guatemala; Island Gold Phase 3 Expansion (Detailed Design) for Alamos Gold, Ontario, Canada; and Fruta del Norte Phase 2 Expansion (Detailed Design) for Lundin Gold, Ecuador.

• I have read the definition of "Qualified Person" as set out in National Instrument 43-101 Standards of Disclosure for Mineral Properties ("the Instrument") and certify that by reason of my education, affiliation with a professional association (as defined in the Instrument), and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of the Instrument.

• My most recent personal inspection of the Hammerdown Gold Project was October 15-16, 2025 inclusive.

• I am responsible for Sections 17.1, 17.3, 21.4.2, 21.4.5, 21.4.6 and 25.3, and relevant sub-sections of the Technical Report.

• I am independent of New Found Gold as defined by Section 1.5 of the Instrument.

• I have no prior involvement with the Hammerdown Gold Project that is the subject of the Technical Report.

• I have read the Instrument, and the Technical Report has been prepared in compliance with the Instrument.

• As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and stamped this 16th day of March 2026 at Ottawa, Ontario.

Original signed and stamped by
_______________________________________________
Neil Lincoln, P.Eng
Consulting Metallurgist
Lincoln Metallurgical Inc.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	548
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

Dachun (David) Jin, P.Eng.

I, Dachun (David) Jin, P.Eng., of Oakville, Ontario do hereby certify:

• I am a Team Leader, Metallurgy with WSP Canada Inc. with a business address at 2 International Blvd, Toronto, Ontario M9W 1A2.

• This certificate applies to the technical report entitled "Hammerdown Gold Project, Preliminary Economic Assessment Technical Report, Newfoundland & Labrador, Canada", with an effective date of February 18, 2026 (the "Technical Report").

• I am a graduate of the Tianjin University, with a Bachelor's Degree, Chemical Engineering, 1996.

• I am a member of the Professional Engineers and Geoscientists of Newfoundland & Labrador and License # 11773. My relevant experience includes I have been practicing engineering design and review on various types of facilities for 30 years. I possess experience in metallurgical and mineral processing projects for various commodities, including gold, silver and base metals, encompassing all phases from conceptual design through to detailed engineering.

• I have read the definition of "Qualified Person" as set out in National Instrument 43-101 Standards of Disclosure for Mineral Properties ("the Instrument") and certify that by reason of my education, affiliation with a professional association (as defined in the Instrument), and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of the Instrument.

• My most recent personal inspection of the Hammerdown Project was between January 7th, 2026 and January 9th, 2026 inclusive.

• I am responsible for Section 1.15, Section 1.24.7, Section 18.1 to Section 18.7, Section 18.8.1 to Section 18.8.2, Section 25.4 and Section 26.5, and relevant sub-sections in Section 1 of the Technical Report.

• I am independent of the issuer, as defined by Section 1.5 of the Instrument.

• I have no prior involvement with the Hammerdown Gold Project that is the subject of the Technical Report.

• I have read the Instrument, and the Technical Report has been prepared in compliance with the Instrument.

• As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and stamped this 16th day of March, 2026 at Toronto, Ontario.

Original signed and stamped by
_______________________________________________
David Jin, P.Eng.
Team Leader, Metallurgy
WSP Canada Inc.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	549
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0

William Richard (Rick) McBride, P.Eng.

I, William Richard McBride, P.Eng., of Sudbury, Ontario do hereby certify:

• I am a Senior Principal Mining Engineer with WSP Canada Inc. with a business address at 33 Mackenzie Street, Suite 100, Sudbury, Ontario, Canada P3C 4Y1.

• This certificate applies to the technical report entitled "Hammerdown Gold Project, Preliminary Economic Assessment Technical Report, Newfoundland & Labrador, Canada", with an effective date of February 18, 2026 (the "Technical Report").

• I am a graduate of Queen's University (Kingston), with a BSc (Mining) in 1973.

• I am a Professional Engineer registered in good standing with the Professional Engineers of Ontario (PEO), License Number 29888013, and the Professional Engineers and Geoscientists of Newfoundland and Labrador, License Number 12396. My relevant experience after graduation for the purpose of the Technical Report includes over 50 years of working as a mining engineer and consultant working on projects involving multiple commodities such as copper, gold, and nickel and projects involving public disclosure reporting.

• I have read the definition of "Qualified Person" as set out in National Instrument 43-101 Standards of Disclosure for Mineral Properties ("the Instrument") and certify that by reason of my education, affiliation with a professional association (as defined in the Instrument), and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of the Instrument.

• My most recent personal inspection of the Hammerdown Gold Project that is the subject of the Technical Report was between June 2 to 3, 2016 inclusive.

• I am responsible for Sections 1.1, 1.16, 1.18, 1.19, 1,21.1, 1.21.2, 2, 19, 21.1, 21.2.1, 21.2.2, 21.2.3, 21.3.1, 21.3.3, 21.3.4, 21.3.5, 21.3.6, 21.3.7, 21.3.8, 21.4.1, 21.4.3, 22, 25.6, 25.7 of the Technical Report.

• I am independent of New Found Gold as defined by Section 1.5 of the Instrument.

• I have no prior involvement with the Hammerdown Gold Project that is the subject of the Technical Report.

• I have read the Instrument, and the Technical Report has been prepared in compliance with the Instrument.

• As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and stamped this 16th day of March 2026 at Sudbury, Ontario.

Original signed and stamped by
_______________________________________________
William Richard McBride, P.Eng.
Senior Principal Mining Engineer
WSP Canada Inc.

Hammerdown Gold Project
Newfoundland & Labrador, Canada	550
Effective Date: February 18, 2026 | CA0063999.7786-001-R-Rev0